As filed with the Securities and Exchange Commission on May 8, 2012

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Tyco Flow Control International Ltd.

(Exact name of registrant as specified in its charter)

Switzerland	3550	98-1050812
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Freier Platz 10

CH-8200 Schaffhausen, Switzerland

41-52-633-02-44

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Judith A. Reinsdorf

Executive Vice President and General Counsel

Tyco International Management Company, LLC

9 Roszel Road

Princeton, New Jersey 08540

(609) 720-4200

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With a copy to:

Alan M. Klein, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Faiza J. Saeed, Esq. Thomas E. Dunn, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000	Benjamin F. Garmer, III, Esq. John K Wilson, Esq. Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 271-2400

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed prospectus.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non–accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Shares, Par Value CHF 0.50	$N/A	N/A	$3,817,582,000	$437,495

(1)	The number of common shares of Tyco Flow Control International Ltd. (“Tyco Flow Control”) to be distributed to shareholders of Tyco International Ltd. (“Tyco”) will be based on a distribution ratio equal to the quotient of (i) the product of (x) the number of Pentair, Inc. (“Pentair”) common shares outstanding (determined on a fully-diluted basis calculated in accordance with the treasury method under GAAP without taking into account tax consequences to any party or any applicable vesting provisions) at 12:01 a.m. Eastern Standard Time on the distribution date, multiplied by (y) 1.10526316 divided by (ii) the number of Tyco common shares outstanding (determined on a fully-diluted basis calculated in accordance with the treasury method under GAAP without taking into account tax consequences to any party or any applicable vesting provisions) at 12:01 a.m. Eastern Standard Time on the distribution date.
(2)	Represents the aggregate book value, as of March 30, 2012, of Tyco’s flow control business.
(3)	No additional fee is being paid in connection with this registration statement. The registration fee otherwise payable is reduced in an amount equal to the fee paid by Tyco in connection with the solicitation of proxies with respect to the distribution. Refer to the Schedule 14A filed by Tyco on the date hereof.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

Exhibit 99.1

The information in this prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated May 8, 2012

PRELIMINARY PROSPECTUS

Tyco Flow Control International Ltd.

Common Shares

(par value CHF 0.50 per share)

This Prospectus is being furnished in connection with the planned distribution by Tyco International Ltd. (“Tyco”) on a pro rata basis to its shareholders of all of the outstanding common shares of its wholly-owned subsidiary Tyco Flow Control International Ltd. (“Tyco Flow Control”), which owns and operates the flow control business of Tyco. We refer to such distribution as the “Distribution.” We expect that immediately following the Distribution, an indirect wholly-owned subsidiary of Tyco Flow Control will merge with and into Pentair, Inc. (“Pentair”), with Pentair surviving the merger as a wholly-owned, indirect subsidiary of Tyco Flow Control. We refer to such merger as the “Merger.”

Each Tyco common share outstanding as of 5:00 p.m., New York City time on     , 2012, the record date for the Distribution (the “record date”), will entitle its holder to receive a number of Tyco Flow Control common shares determined by a formula based on the number of Pentair and Tyco shares outstanding on a fully diluted basis (calculated in accordance with the treasury method under U.S. generally accepted accounting principles (“U.S. GAAP”)) at 12:01 a.m. Eastern Standard Time on the distribution date. Based on the number of fully diluted Pentair and Tyco shares outstanding as of     , 2012, we expect the distribution ratio to be approximately      Tyco Flow Control common shares per each Tyco common share. The distribution of shares will be made in book-entry form. As consideration for the Merger, shareholders of Pentair will receive one newly issued common share of Tyco Flow Control for every Pentair common share that they hold at the time of the Merger, with the result that Tyco’s shareholders as of the record date and their transferees will hold approximately 52.5% of the common shares of Tyco Flow Control on a fully-diluted basis immediately following the Merger. We expect that the Distribution and the Merger will be tax-free to Tyco’s shareholders for Swiss withholding tax and, except for any cash received in lieu of fractional shares, U.S. federal income tax purposes. Immediately after the Transactions (as defined below), we will be an independent, publicly-traded company that will own and operate the combined businesses of Tyco Flow Control and Pentair.

We expect that Tyco Flow Control will apply to have its common shares listed on the New York Stock Exchange (the “NYSE”) under the symbol “PNR,” which is Pentair’s current trading symbol, and that prior to the Distribution, Tyco Flow Control will change its corporate name to “Pentair Ltd.”

Approval of certain matters required for the Distribution is being sought from the holders of Tyco common shares at a special general meeting of Tyco’s shareholders to be held at      on     , 2012 in     , Switzerland. In connection with and prior to the special general meeting, Tyco will distribute a proxy statement, which we refer to as the “Tyco Proxy Statement,” to all holders of its common shares. The Tyco Proxy Statement will contain a proxy and will describe the procedures for voting your Tyco common shares and other details regarding the special general meeting. As a result, this Prospectus does not contain a proxy and is not intended to constitute solicitation material under the U.S. federal securities law. Tyco does not require, and is not seeking, the approval of its shareholders for the Merger, but the Merger will not take place unless Tyco’s shareholders approve the Distribution at the special general meeting as described immediately above. Pentair is seeking the approval of its shareholders for the Merger, and approval by Pentair shareholders of the Merger is required for the Transactions to take place.

By the time that you receive this document in completed form, the Distribution and certain related matters will have been approved by Tyco’s shareholders, the Merger will have been approved by Pentair’s shareholders and certain other conditions to the Transactions will have been satisfied. However, because this document must be filed with the Securities and Exchange Commission (the “SEC”) prior to the completion of those steps, the descriptions contained in this document are written from the perspective that they have not yet occurred.

Other than shareholder approval of the Distribution, no action will be required of you to receive common shares of Tyco Flow Control, which means that:

•	you will not be required to pay for our common shares that you receive in the Distribution; and

•	you do not need to surrender or exchange any of your Tyco shares in order to receive our common shares, or take any other action in connection with the spin-off.

There is currently no trading market for our common shares. However, we expect trading of our common shares will begin the first trading day after the completion of the Distribution.

In reviewing this Prospectus, you should carefully consider the matters described under “Risk Factors” for a discussion of certain factors that should be considered by recipients of our common shares.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined that this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this Prospectus is                 , 2012.

This Prospectus is being furnished solely to provide information to Tyco shareholders who will receive our common shares in the Distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of Tyco. This Prospectus describes our business, our relationships with Tyco and ADT, Pentair’s business and how the spin-off and the Merger affect Tyco and its shareholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common shares that you will receive in the Distribution. You should be aware of certain risks relating to the spin-off, the Merger, our business, Pentair’s business and ownership of our common shares, which are described under the heading “Risk Factors.”

You should not assume that the information contained in this Prospectus is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this Prospectus may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations.

i

CERTAIN TERMS

In this Prospectus:

•

“ADT” refers to The ADT Corporation, a wholly-owned indirect subsidiary of Tyco formed to hold its residential and small business security business in the United States and Canada, and, unless otherwise indicated or the context otherwise requires, its combined subsidiaries;

•

the “ADT Distribution” refers to the pro-rata distribution of 100% of the outstanding common stock of ADT to Tyco’s shareholders in the form of a special dividend out of Tyco’s qualifying contributed surplus;

•

“Ancillary Agreements” refers to the 2012 Tax Sharing Agreement, the Transition Services Agreement, the Licensing Agreement and certain other conveyancing and assumption instruments that are contemplated by the Separation and Distribution Agreement;

•

the “Distribution” refers to the pro-rata distribution of 100% of the outstanding common shares of Tyco Flow Control to Tyco’s shareholders in the form of a special dividend out of Tyco’s qualifying contributed surplus;

•	the “Distributions” refers to both the Distribution and the ADT Distribution;

•

“Effective Time” refers to the date and time when the Articles of Merger are duly filed with the Secretary of State of the State of Minnesota or such later date or time as is agreed among the parties in writing and specified in the Articles of Merger in accordance with the relevant provisions of the Minnesota Business Corporation Act;

•

“emerging markets” refers to markets consisting of countries characterized by one or more of the following factors: low but growing per-capita income, a move toward a market-based economy, liberalized or liberalizing financial systems, strong natural resource assets and developing infrastructure; we believe that our definition of “emerging markets” is generally consistent with definitions used by international banks, financial funds and economic publications;

•

“fiscal year 2011,” “fiscal year 2010,” “fiscal year 2009,” “fiscal year 2008” and “fiscal year 2007” refer to Tyco Flow Control’s fiscal years ended September 30, 2011, September 24, 2010, September 25, 2009, September 26, 2008 and September 28, 2007, respectively, and “fiscal year 2012” refers to Tyco Flow Control’s fiscal year ending September 28, 2012;

•

the “general process industries” refers to the chemical and petrochemical processing, food and beverage, marine, pulp and paper, building service, defense, water (with respect to our Valves & Controls segment only) and other smaller industries;

•	“major capital projects” with respect to our Thermal Controls and Water & Environmental Systems segments refers to projects that exceed $20 million in potential revenue to us;

•	“Licensing Agreement” refers to the licensing agreement to be entered into between Tyco and Tyco Flow Control;

•	“major manufacturing facilities” refers to manufacturing facilities greater than 50,000 square feet in size;

•

the “Merger” refers to the merger of Panthro Merger Sub with and into Pentair with Pentair surviving the merger and all transactions contemplated by the Merger Agreement, except the Distribution, and all other actions or matters necessary or appropriate to give effect to the Merger Agreement and the transactions contemplated thereby, except the Distribution;

•	the “Merger Agreement” refers to the Merger Agreement, dated as of March 27, 2012, among Tyco, Tyco Flow Control, Panthro Acquisition, Panthro Merger Sub and Pentair;

•	“MRO” refers to maintenance, repair and overhaul services;

•

“Organic Growth/(Decline)” refers to the change in our net revenue, expressed as a percentage, adjusted to exclude currency effects, acquisitions, divestitures and other items such as effects of the 53-week year in fiscal year 2011;

•	“Panthro Acquisition” refers to Panthro Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Tyco Flow Control;

•	“Panthro Merger Sub” refers to Panthro Merger Sub, Inc., a Minnesota corporation and a wholly owned subsidiary of Panthro Acquisition;

•	“Pentair” refers to Pentair, Inc., a Minnesota corporation, and, unless otherwise indicated or the context otherwise requires, its consolidated subsidiaries;

•	“Pentair common shares” and “Pentair shares” refer to Pentair common shares, par value $0.16 2/3 per share;

•

“Pentair Takeover Proposal” refers to any bona fide offer, inquiry, proposal or indication of interest (other than an offer, inquiry, proposal or indication of interest by a party to the Merger Agreement) received from a person or group (as defined in the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) relating to any Pentair Takeover Transaction;

•

“Pentair Takeover Transaction” shall mean any transaction or series of related transactions involving: (A) any merger, consolidation, share exchange, recapitalization, business combination or similar transaction involving Pentair other than the Transactions; (B) any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a person or group (as defined in the Exchange Act) directly or indirectly acquires beneficial or record ownership of securities representing 10% or more of any class of equity securities of Pentair; (C) any direct or indirect acquisition of any business or businesses or of assets that constitute or account for 10% or more of the consolidated net revenues, net income or assets of Pentair and its subsidiaries, taken as a whole; or (D) any liquidation or dissolution of Pentair or any of its subsidiaries;

•	“Separation and Distribution Agreement” refers to the Separation and Distribution Agreement, dated as of March 27, 2012, among Tyco, Tyco Flow Control and ADT;

•

the “spin-off” refers to the transfer to Tyco Flow Control of Tyco’s flow control business, the Distribution and all other transactions required under the Separation and Distribution Agreement for the consummation of the separation of Tyco Flow Control from Tyco;

•	“Transactions” refers to the spin-off and the Merger;

•	“Transition Services Agreement” refers to the transition services agreement to be entered into between Tyco, Tyco Flow Control and ADT;

•	“turnkey” refers to a project wherein the final result is provided to the customer ready for immediate use;

•

“Tyco” refers to Tyco International Ltd., a corporation limited by shares (Aktiengesellschaft) organized under the laws of Switzerland, and, unless otherwise indicated or the context otherwise requires, its combined subsidiaries;

•	“Tyco common shares” or “Tyco shares” refers to Tyco’s registered shares, nominal value CHF 6.70 per share;

•

“Tyco Flow Control,” “we,” “us,” and “our,” refer to Tyco Flow Control International Ltd., a corporation limited by shares (Aktiengesellschaft) organized under the laws of Switzerland and a wholly-owned subsidiary of Tyco formed to hold its flow control business, and, unless otherwise indicated or the context otherwise requires, its combined subsidiaries;

•	“Tyco Flow Control common shares,” “our common shares” and “Tyco Flow Control shares” refer to Tyco Flow Control registered shares, nominal value CHF 0.50 per share;

•

“Tyco Flow Control Takeover Proposal” refers to a bona fide offer, inquiry, proposal or indication of interest (other than an offer, inquiry, proposal or indication of interest by a party to the Merger Agreement) received from a person or a group (as defined in the Exchange Act) relating to a Tyco Flow Control Takeover Transaction;

•

“Tyco Flow Control Takeover Transaction” shall mean any transaction or series of related transactions involving: (A) any merger, consolidation, share exchange, recapitalization, spin-off, business combination or similar transaction involving Tyco Flow Control, the flow control business or the Tyco Flow Control assets other than the Transactions; (B) any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a person or group (as defined in the Exchange Act) directly or indirectly acquires beneficial or record ownership of securities representing 10% or more of any class of equity securities of Tyco Flow Control; (C) any direct or indirect acquisition of any business or businesses or of assets that constitute or account for 10% or more of the consolidated net revenues, net income or assets of Tyco Flow Control, the flow control business or the Tyco Flow Control assets; or (D) any liquidation or dissolution of Tyco Flow Control; provided such transactions or series of related transactions are not a Tyco Takeover Proposal;

•	“Tyco Merger Parties” refers to Tyco, Tyco Flow Control, Panthro Acquisition and Panthro Merger Sub;

•

the “Tyco Proxy Statement” refers to Tyco’s proxy statement related to the Distributions and certain related matters on file with the Securities and Exchange Commission as it may be amended from time to time;

•

“Tyco Takeover Proposal” shall mean any bona fide offer, inquiry, proposal or indication of interest (other than an offer, inquiry, proposal or indication of interest by a party to the Merger Agreement) received from a person or group (as defined in the Exchange Act) relating to a Tyco Takeover Transaction;

•

“Tyco Takeover Transaction” shall mean any transaction or series of related transactions (x) involving: (A) any merger, consolidation, share exchange, recapitalization, business combination or similar transaction involving Tyco other than the Transactions; (B) any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a person or group (as defined in the Exchange Act) directly or indirectly acquires beneficial or record ownership of securities representing more than 10% of any class of equity securities of Tyco; (C) any direct or indirect acquisition of any business or businesses or of assets that constitute or account for more than 10% of the consolidated net revenues, net income or assets of Tyco and its subsidiaries, taken as a whole, which in the case of an acquisition of assets or equity securities of any subsidiaries of Tyco, shall include assets and/or equity securities of the Tyco Flow Control group; or (D) any liquidation or dissolution of Tyco or any of its subsidiaries, and (y) which is expressly conditioned on the Transactions not being consummated; provided, that notwithstanding anything to the contrary in the Merger Agreement, such transaction or series of related transactions shall not be a Tyco Takeover Transaction if related primarily to the flow control business, in which case it shall be a Tyco Flow Control Takeover Transaction;

•	the “United States” or “U.S.” with regards to the business of “ADT” refers to the 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands; and

•	references to revenue from particular industries include sales to distributors or other channel participants whose end customers typically operate in those industries.

INTRODUCTION

On September 19, 2011, Tyco announced that its board of directors had approved a plan to separate Tyco into three independent, publicly-traded companies: one for Tyco’s flow control businesses (Tyco Flow Control), one for its residential and small business security business in the United States and Canada (ADT) and one for its remaining business, including its commercial fire and security businesses (Tyco). Tyco will effect the Distributions (as defined below) through distributions to Tyco shareholders of all of the outstanding common shares of Tyco Flow Control and all of the outstanding shares of common stock of ADT that, together, hold or will hold, through their respective subsidiaries, all of the assets and liabilities of their respective businesses.

On March 28, 2012, Tyco announced that it, Tyco Flow Control, Panthro Acquisition, a wholly-owned subsidiary of Tyco Flow Control, and Panthro Merger Sub, a wholly-owned subsidiary of Panthro Acquistion, had entered into the Merger Agreement with Pentair, providing that immediately following the Distribution and on the terms and subject to the other conditions of the Merger Agreement, Panthro Merger Sub will merge with and into Pentair, with Pentair surviving the Merger.

On     , 2012, the date of the Distribution (the “distribution date”), each Tyco shareholder as of the record date will receive a number of Tyco Flow Control common shares determined by a formula based on the number of Pentair and Tyco shares outstanding on a fully diluted basis (calculated in accordance with the treasury method under U.S. GAAP) at 12:01 a.m. Eastern Standard Time on the distribution date. Based on the number of fully diluted Pentair and Tyco shares outstanding as of     , 2012, we expect the distribution ratio to be approximately      Tyco Flow Control common shares per each Tyco common share. As consideration for the Merger, shareholders of Pentair will receive one newly issued common share of Tyco Flow Control for every Pentair common share that they hold at the time of the Merger. Although the number of Pentair and Tyco shares outstanding may increase or decrease prior to the distribution date and as a result this distribution ratio may change, it will nonetheless result in Tyco shareholders as of the record date and their transferees owning approximately 52.5% of the common shares of Tyco Flow Control on a fully diluted basis immediately following the Merger. Immediately following the Distribution, but prior to the Merger, Tyco’s shareholders will own all of the outstanding common shares of Tyco Flow Control. You will not be required to make any payment, surrender or exchange your Tyco common shares or take any other action to receive your shares of Tyco Flow Control and ADT. In lieu of fractional shares of Tyco Flow Control, shareholders will receive a cash payment. To that end, the distribution agent will sell whole shares that otherwise would have been distributed as fractional shares of Tyco Flow Control in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, net of brokerage fees and similar costs, pro rata to each Tyco shareholder who would otherwise have been entitled to receive a fractional share of Tyco Flow Control, as applicable, in the special dividend.

You can also contact Tyco with any questions. Tyco’s contact information is:

Tyco International Ltd.

Investor Relations

9 Roszel Road

Princeton, NJ 08540

Tel: (609) 720-4333

Fax: (609) 720-4603

www.tyco.com

After the spin-off, if you have questions relating to the spin-off, you can contact us directly. Our contact information is:

Tyco Flow Control International Ltd.

Investor Relations

Tel:

Fax:

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

Set forth below are commonly asked questions and answers about the spin-off, the Merger and the transactions contemplated thereby. You should read the sections entitled “The Transactions,” “The Merger Agreement” and “The Separation and Distribution Agreement and the Ancillary Agreements” of this Prospectus for a more detailed description of the matters described below.

Q:	What are the Transactions?

A:	The Transactions are the Distribution and the Merger. The Distribution is the final step in the separation of Tyco Flow Control from Tyco, which will be accomplished through a series of transactions that will result in our shareholders owning the flow control business which is currently operated by Tyco. The Distribution will be a pro rata distribution of our common shares by Tyco to holders of Tyco shares. Under the terms of the Merger Agreement, immediately following the Distribution, Panthro Merger Sub will merge with and into Pentair, with Pentair surviving the Merger. As consideration for the Merger, shareholders of Pentair will receive one newly issued common share of Tyco Flow Control for every Pentair common share that they hold at the time of the Merger, with the result that Tyco’s shareholders as of the record date and their transferees will hold approximately 52.5% of the common shares of Tyco Flow Control on a fully-diluted basis immediately following the Merger.

In addition, Tyco expects to separate its residential and small business security business in the United States and Canada from Tyco through the ADT Distribution. Information regarding the ADT Distribution will be provided to Tyco shareholders in an Information Statement filed with the SEC. Our Distribution and the ADT Distribution are not cross-conditioned—either may occur without the other.

Q:	What is Tyco Flow Control?

A:	We are a wholly-owned subsidiary of Tyco organized under the laws of Switzerland. Following the Transactions, we will be an independent, publicly-traded company organized under the laws of Switzerland operating Tyco’s flow control business and Pentair’s business.

Q:	What is the reason for the Transactions?

A:	In assessing and approving the spin-off on September 19, 2011, Tyco’s Board of Directors had determined that the spin-off would be in the best interests of Tyco and its shareholders because it would provide a number of key benefits, including primarily: (i) greater strategic focus of financial resources and management’s efforts, (ii) direct and differentiated access to capital resources, (iii) enhanced investor choice through investment opportunities in three separate entities and (iv) improved ability to use stock as an acquisition currency. In assessing and approving the entry by Tyco Flow Control, Panthro Acquisition and Panthro Merger Sub into the Merger Agreement and the Merger, Tyco’s Board of Directors determined that the Merger would be in the best interest of Tyco and its shareholders because it would provide substantially the same key benefits as those underlying the board’s reasons for approval of the spin-off, while adding the following key benefits: (i) increased value to Tyco’s shareholders, in particular relative to Tyco Flow Control’s anticipated value on a stand-alone basis, (ii) increased size and market capitalization, which could further improve Tyco Flow Control’s ability to use stock as an acquisition currency, (iii) a product and service offering that is broader but complimentary to many of the products manufactured and sold by the flow control business and (iv) the ability to incorporate Pentair’s public company infrastructure and senior management team, who have significant experience managing a publicly-traded company. See “The Transactions—Tyco’s Reasons for the Transactions.”

Q:	What will I receive in the Transactions?

A:

Each Tyco common share outstanding as of the record date, will entitle its holder to receive a number of Tyco Flow Control common shares determined by a formula based on the number of Pentair and Tyco shares outstanding on a fully diluted basis (calculated in accordance with the treasury method under U.S. GAAP) at 12:01 a.m.

Eastern Standard Time on the distribution date. Based on the number of fully diluted Pentair and Tyco shares outstanding as of , 2012, we expect the distribution ratio to be approximately Tyco Flow Control common shares per each Tyco common share. Although the number of Pentair and Tyco shares outstanding may increase or decrease prior to the distribution date and as a result this distribution ratio may change, it will nonetheless result in Tyco shareholders as of the record date and their transferees owning approximately 52.5% of the common shares of Tyco Flow Control on a fully diluted basis immediately following the Merger. Tyco shareholders will not receive any new shares in the Merger and will continue to hold the Tyco Flow Control shares they received in the Distribution.

Q:	What shareholder approvals are needed?

A:	Approval of certain matters required for the Distribution is being sought from the holders of Tyco common shares at a special general meeting of Tyco shareholders. In conjunction with the shareholder approval of the Distribution, Tyco shareholders will also be asked to approve the ADT Distribution, but approval of the ADT Distribution is not a condition to the Distribution. In connection with the special general meeting, the Tyco Proxy Statement is being distributed to Tyco’s shareholders. The Tyco Proxy Statement contains a proxy, the procedures for voting your Tyco shares and other details regarding the special general meeting being called to approve certain matters required for the Distribution. As a result, this Prospectus does not contain a proxy. Other than shareholder approval of the Distribution, no action will be required of Tyco shareholders to receive Tyco Flow Control shares, which means that (1) you will not be required to pay for the Tyco Flow Control shares that you receive in the Distribution, and (2) you do not need to surrender or exchange any Tyco common shares in order to receive Tyco Flow Control shares, or to take any other action in connection with the spin-off.

The Merger cannot be completed unless the Merger Agreement is approved by the affirmative vote of the holders of a majority of the voting power of the outstanding Pentair common shares. The Pentair board of directors has unanimously approved and authorized the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby and unanimously recommended that Pentair shareholders approve the Merger Agreement and the transactions contemplated thereby and all other actions or matters necessary or appropriate to give effect to the Merger Agreement and the transactions contemplated thereby.

Q:	Can Tyco decide to cancel the Distribution of Tyco Flow Control common shares after the shareholders have approved that transaction if all the conditions have been met?

A:	No. Under Swiss law, the power and authority to authorize the distribution of a dividend falls within the sole competence of the shareholders of the relevant company acting pursuant to a shareholders’ meeting and may not be delegated to the company’s board of directors. However, the shareholder resolution proposed at the special general meeting of Tyco’s shareholders to approve the Distribution will contain certain conditions. In the event that any of these conditions have not been met by , 2013, Tyco will have the ability to discontinue the Distribution. These conditions will track the conditions to the completion of the Merger contained in the Merger Agreement and those for the completion of the Distribution contained in the Separation and Distribution Agreement. See “The Merger Agreement—Conditions to the Completion of the Merger” and “The Separation and Distribution Agreement and the Ancillary Agreements—Separation and Distribution Agreement—Conditions and Termination” for a description of these and other conditions.

Q:	What is the record date for the Distribution?

A:	Record ownership will be determined as of 5:00 p.m., New York City time, on , 2012, which we refer to as the record date.

Q:	When will the Transactions occur?

A:	The date of the Distribution is expected to be , 2012, which we refer to as the distribution date. The Merger will occur immediately thereafter. We expect that it will take the distribution agent, acting on behalf of Tyco, up to days after the distribution date to fully distribute our common shares to Tyco shareholders.

Q:	Are there any conditions to the consummation of the Transactions?

A:	Yes. Consummation of the Transactions is subject to a number of conditions, including (i) the approval of the Merger Agreement and the transactions contemplated thereby by Pentair’s shareholders and approval of the Distribution by Tyco’s shareholders, (ii) subject to certain exceptions, the accuracy of representations and warranties in the Merger Agreement and performance by the other party in all material respects of its obligations under the Merger Agreement and the Ancillary Agreements, (iii) the absence of legal impediments prohibiting the consummation of the Merger and the transactions and agreements contemplated thereby, (iv) the expiration or termination of the applicable HSR Act waiting period and receipt of certain other regulatory approvals, (v) the Distribution having occurred, (vi) the effectiveness of the registration statements to be filed with the SEC and the approval for listing on the NYSE of Tyco Flow Control common shares, (vii) receipt of a solvency opinion with respect to Tyco and Tyco Flow Control, (viii) a maximum market capitalization of Tyco Flow Control prior to the Merger, (ix) the receipt of tax opinions from counsel and rulings by governmental authorities regarding the tax treatment of the Transactions and (x) the absence of a material adverse effect on the other party’s business (limited in the case of Tyco to Tyco’s flow control business) since the end of its last full fiscal year. This document describes these conditions in more detail in “The Merger Agreement—Conditions to the Completion of the Merger” and “The Separation and Distribution Agreement and the Ancillary Agreements—Separation and Distribution Agreement—Conditions and Termination.”

Q:	What will happen to the listing of Tyco shares?

A:	Nothing. Tyco shares will continue to be traded on the NYSE under the symbol “TYC.”

Q:	Will the spin-off affect the trading price of my Tyco common shares?

A:	Yes. We expect the trading price of Tyco common shares immediately following the Distribution to be lower than immediately prior to the Distribution because the trading price will no longer reflect the value of Tyco’s flow control business, which is being spun-off through the distribution of Tyco Flow Control shares. Furthermore, until the market has fully analyzed the value of Tyco without its flow control business and without its ADT residential and small business security business in the United States and Canada, the price of Tyco common shares may fluctuate.

In addition, it is also anticipated that, shortly before the record date and continuing up to and including the distribution date, there will be two markets in Tyco common shares: a “regular way” market and an “ex-distribution” market. Tyco common shares that trade on the regular way market will trade with an entitlement to Tyco Flow Control common shares distributed pursuant to the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to Tyco Flow Control common shares distributed pursuant to the Distribution. See “The Transactions—Trading Prior to the Distribution Date.”

Q:	What if I want to sell my Tyco common shares or my Tyco Flow Control common shares?

A:	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither Tyco nor Tyco Flow Control makes any recommendations on the purchase, retention or sale of Tyco common shares or the Tyco Flow Control common shares to be distributed in the spin-off.

If you decide to sell any shares before the Distribution, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Tyco common shares or the Tyco Flow Control common shares you will receive in the Distribution. If you sell your Tyco common shares in the “regular way” market up to and including the distribution date, you will be selling your right to receive Tyco Flow Control common shares in the Distribution. If you own Tyco common shares as of 5:00 p.m., New York City time, on the record date and sell those shares on the “ex-distribution” market up to and including the distribution date, you will still receive the Tyco Flow Control common shares that you would be entitled to receive in respect of the Tyco common shares you owned as of 5:00 p.m., New York City time on the record date. See “The Transactions—Trading Prior to the Distribution Date.”

Q:	How will Tyco distribute our common shares?

A:	Holders of Tyco common shares as of the record date will receive Tyco Flow Control common shares in book-entry form. See “The Transactions—Manner of Effecting the Spin-Off.”

Q:	How will fractional shares be treated in the spin-off?

A:	Holders of Tyco common shares will not receive fractional shares in connection with the spin-off. Instead, the distribution agent will sell whole shares that otherwise would have been distributed as fractional shares in the open market at prevailing market prices. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each Tyco shareholder who would otherwise have been entitled to receive a fractional share in the Distribution. See “The Transactions—Manner of Effecting the Spin-Off.”

Q:	Will there be post-closing working capital and net debt adjustments in connection with the Merger?

A:	Yes. Pursuant to the Separation and Distribution Agreement, Tyco Flow Control is required to have working capital, defined as current assets minus current liabilities, in the amount of $798 million, as of the close of business on the day prior to the Distribution. If the actual amount of the working capital exceeds $798 million by an amount in excess of $125 million, Tyco Flow Control will pay to Tyco the full amount of the excess. If the actual amount of the working capital is less than $798 million by an amount in excess of $125 million, Tyco will pay to Tyco Flow Control the full amount of the deficit.

Also, pursuant to the Separation and Distribution Agreement, Tyco Flow Control must incur third party indebtedness of up to $500 million. If such third party indebtedness is not available on terms acceptable to the parties, Tyco Flow Control will issue an unsecured “bridge” note for $500 million to Tyco in accordance with the Merger Agreement. Tyco Flow Control is then to transfer cash and cash equivalents to Tyco such that the net indebtedness of Tyco Flow Control will be $275 million as of the day of the Distribution. If the actual amount of net indebtedness as of the close of business on the day prior to the Distribution exceeds $275 million, Tyco will pay to Tyco Flow Control the full amount of the excess. If the actual amount of net indebtedness as of the close of business on the day prior to the Distribution is less than $275 million, Tyco Flow Control will pay to Tyco the full amount of the deficit.

Q:	What are the U.S. federal income tax consequences to me of the Transactions?

A:	Tyco has received a private letter ruling from the Internal Revenue Service (the “IRS”) to the effect that, for U.S. federal income tax purposes, the Distribution and the ADT Distribution, except in each case for cash received in lieu of fractional common shares, will qualify as tax-free under Sections 355 and/or 361 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The private letter ruling also provides that certain internal transactions undertaken in anticipation of the Distributions will qualify for favorable treatment under the Code. In addition to obtaining the private letter ruling, Tyco expects to receive an opinion from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the Distributions for U.S. federal income tax purposes. The private letter ruling relies and the opinion will rely on certain facts and assumptions, and certain representations and undertakings, provided by us, ADT and Tyco regarding the past and future conduct of our respective businesses and other matters. The receipt by Tyco of the opinion from McDermott Will & Emery LLP is a condition to effecting the Distribution.

Assuming that the Distribution qualifies under Section 355 of the Code, for U.S. federal income tax purposes no gain or loss will be recognized by a Tyco shareholder that is subject to U.S. federal income tax, and no amount will be included in the income of a shareholder that is subject to U.S. federal income tax, upon the receipt of our common shares pursuant to the Distribution. A Tyco shareholder that is subject to U.S. federal income tax generally will recognize gain or loss with respect to any cash received in lieu of a fractional share.

Tyco shareholders are not expected to recognize any gain or loss, or include any amount in income, for U.S. federal income tax purposes as a result of the Merger.

See “The Transactions—Material U.S. Federal Income Tax Consequences of the Transactions” and “Risk Factors—Risks Relating to the Spin-Off and the Merger—If the Distribution, the ADT Distribution or certain internal transactions undertaken in anticipation of the spin-off are determined to be taxable for U.S. federal income tax purposes, we, our shareholders that are subject to U.S. federal income tax and/or Tyco could incur significant U.S. federal income tax liabilities” for more information regarding the potential tax consequences to you of the Distribution.

Each Tyco shareholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the Distribution to that shareholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Q:	How will I determine the tax basis I will have in the Tyco Flow Control shares I receive in the Distribution?

A:	Generally, for U.S. federal income tax purposes, your aggregate basis in the stock you hold in Tyco and the new Tyco Flow Control common shares and/or shares of ADT common stock received in the Distributions (including any fractional share interests in Tyco Flow Control and/or ADT for which cash is received) will equal the aggregate basis of Tyco common shares held by you immediately before the Distributions. This aggregate basis will be allocated among your Tyco common shares and the Tyco Flow Control common shares and/or the shares of ADT common stock you receive in the Distributions (including any fractional share interests in Tyco Flow Control and/or ADT for which cash is received) in proportion to the relative fair market value of each immediately following the Distributions. See the section entitled “The Transactions—Material U.S. Federal Income Tax Consequences of the Transactions” included elsewhere in this Prospectus for more information.

You should consult your tax advisor about how this allocation will work in your situation (including a situation where you have purchased Tyco shares at different times or for different amounts) and regarding any particular consequences of the Distribution to you, including the application of state, local and non-U.S. tax laws.

Q:	What are the Swiss withholding tax and income tax consequences to me of the Transactions?

A:	Generally, Swiss withholding tax of 35% is due on dividends and similar distributions to Tyco’s and Tyco Flow Control’s shareholders, regardless of the place of residency of the shareholder. As of January 1, 2011, distributions to shareholders out of qualifying contributed surplus accumulated on or after January 1, 1997 are exempt from Swiss withholding tax, if certain conditions are met (Kapitaleinlageprinzip). Tyco has obtained a ruling from the Swiss Federal Tax Authorities confirming that the Distributions qualify as payment out of such qualifying contributed surplus and no amount will be withheld by Tyco when making the Distributions.

Shareholders who are not residents of Switzerland for tax purposes, and who, during the applicable tax year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason will not be subject to any Swiss federal, cantonal or communal income tax on the Distributions including any cash received in lieu of a fractional Tyco Flow Control common share.

Swiss resident individuals who hold their Tyco shares and, consequently, the entitlement to the Distributions, as private assets, will not be subject to any Swiss federal, cantonal or communal income tax on the Distributions out of the qualifying contributed surplus, including any cash received in lieu of a fractional Tyco Flow Control common share. Capital gains resulting from the sale or other disposition of Tyco Flow Control common shares are not subject to Swiss federal, cantonal and communal income tax and, conversely capital losses are not tax-deductible for Swiss resident individuals who hold their Tyco shares and, consequently, the entitlement to the Distribution, as private assets.

Corporate and individual shareholders who are resident in Switzerland for tax purposes, and corporate and individual shareholders who are not resident in Switzerland, and who, in each case, hold their Tyco shares and, consequently, the entitlement to the Distributions, as part of a trade or business carried on in Switzerland, in the case of corporate and individual shareholders not resident in Switzerland, through a permanent establishment or fixed place of business situated in Switzerland for tax purposes, will be subject to Swiss federal, cantonal and communal income tax on the Distribution out of the qualifying contributed surplus including any cash received in lieu of a fractional Tyco Flow Control common share, to the extent that the participation income cannot be reduced by depreciation on the investment in Tyco and/or where the participation relief (Beteiligungsabzug) is not applicable.

It is a condition to closing of the Merger that, at the Effective Time, Tyco will have obtained one or more rulings from the Swiss Tax Administrations, which rulings shall be in full force and effect on the Closing Date (as defined below), confirming: (i) that the Merger will be a transaction that is generally tax-free for Swiss federal, cantonal and communal tax purposes (including with respect to Swiss withholding tax); (ii) the relevant Swiss tax base of Panthro Acquisition for Swiss tax (including federal and cantonal and communal) purposes; (iii) the relevant amount of capital contribution reserves (Kapitaleinlageprinzip) which will be exempt from Swiss withholding tax in the event of a distribution to the Tyco Flow Control shareholders after the Merger; and (iv) that no Swiss stamp tax will be levied on certain post-Merger restructuring transactions.

For more information regarding the potential tax consequences to you of the Transactions, see “The Transactions—Material Swiss Tax Consequences of the Transactions” and “Risk Factors—Risks Relating to the Transactions—If the Distributions or the Merger are determined to be taxable for Swiss withholding tax purposes, we and Tyco could incur significant Swiss withholding tax liabilities.”

Q:	Does Tyco Flow Control intend to pay cash dividends?

A:	It is expected that Tyco Flow Control will initially pay a quarterly dividend of $0.22 per share. See “Dividend Policy” on page 105 and “Description of Our Capital Stock—Dividends.”

Q:	How will Tyco Flow Control common shares trade?

A:	Currently, there is no public market for our common shares. However, we expect trading of our common shares will begin the first trading day after the completion of the Distribution. We intend to list our common shares on the NYSE under the symbol “PNR,” which is Pentair’s current trading symbol.

Q:	Do I have appraisal rights?

A:	No. Holders of Tyco common shares are not entitled to appraisal rights in connection with the Transactions.

Q:	Who is the transfer agent for Tyco Flow Control shares?

A:	Wells Fargo Bank, N.A. (“Wells Fargo”) will be the transfer agent for Tyco Flow Control shares.

Q:	Are there risks associated with owning Tyco Flow Control common shares upon consummation of the Transactions?

A:	Our business is subject to both general and specific risks and uncertainties relating to Tyco’s historical flow control business and Pentair’s business. Our business is also subject to risks relating to the spin-off and the Merger. Accordingly, you should read carefully the information set forth in the section entitled “Risk Factors.”

Q:	Where can I get more information?

A:	If you have any questions relating to the mechanics of the Distribution or the Merger, you should contact the distribution agent at:

Before the spin-off and the Merger, if you have any questions relating to the Distribution or the Merger, you should contact Tyco at:

Tyco International Ltd.

Investor Relations

9 Roszel Road

Princeton, NJ 08540

Tel: (609) 720-4333

Fax: (609) 720-4603

www.tyco.com

After the spin-off and the Merger, if you have any questions relating to us, you should contact us at:

SUMMARY

This summary highlights information contained elsewhere in this Prospectus relating to the Transactions. You should read the entire Prospectus, including the risk factors, Pentair’s and our management’s discussion and analysis of financial condition and results of operations, Pentair’s and our historical combined financial statements, and our unaudited pro forma condensed combined financial statements and the respective notes to those historical and pro forma financial statements.

Our historical combined financial data has been prepared on a “carve-out” basis to reflect the operations, financial condition and cash flows specifically allocable to the flow control business of Tyco during all periods shown. Our pro forma combined financial data adjusts our historical combined financial data to give effect to the Merger and our anticipated post-Merger capital structure.

Except as otherwise indicated or the context otherwise requires, the information included in this Prospectus assumes the completion of the spin-off and the Merger.

The Companies

Tyco Flow Control

We are a global leader in the industrial flow control market, specializing in the design, manufacture and servicing of highly engineered valves, actuation & controls, electric heat management solutions, and water transmission and distribution products. Our business is conducted through three reportable segments: Valves & Controls, Thermal Controls and Water & Environmental Systems. The Valves & Controls segment is one of the world’s largest manufacturers of valves, actuators and controls. The Thermal Controls segment is a leading provider of complete electric heat management solutions, primarily for the oil & gas, general process and power generation industries. The Water & Environmental Systems segment is a leading provider of large-scale water transmission and distribution products and water/wastewater systems in the Pacific and Southeast Asia regions. Tyco Flow Control’s principal executive offices are located at Freier Platz 10, CH-8200 Schaffhausen, Switzerland, and its telephone number is 41-52-633-02-44.

Pentair

Pentair is a focused diversified industrial manufacturing company comprised of two operating segments: Water & Fluid Solutions and Technical Products. Water & Fluid Solutions is a global leader in providing innovative products and systems used worldwide in the movement, storage, treatment and enjoyment of water. Technical Products is a leader in the global enclosures and thermal management markets, designing and manufacturing standard, modified and custom enclosures that house and protect sensitive electronics and electrical components and protect the people that use them. Pentair’s principal executive offices are located at 5500 Wayzata Boulevard, Suite 800, Minneapolis, Minnesota 55416-1259 and its telephone number is (763) 545-1730.

Risk Factors

We face numerous risks related to, among other things, our business operations, our strategies, general economic conditions, competitive dynamics in our industry, the legal and regulatory environment in which we operate, our spin-off from Tyco, our Merger with Pentair and our status as an independent public company following the spin-off and the Merger. These risks are set forth in detail under the heading “Risk Factors.” If any of these risks should materialize, they could have a material adverse effect on our business, financial condition, results of operations or cash flows. We encourage you to review these risk factors carefully. Furthermore, this Prospectus contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those under the headings “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

Summary of the Transactions

The following is a summary of certain terms of the spin-off and the Merger. See “The Transactions” for a more detailed description of the matters described below. You should also carefully consider the matters discussed under the section entitled “Risk Factors” beginning on page 25 of this Prospectus.

The spin-off

Distributing company	Tyco International Ltd. After the Distribution, Tyco will not own any shares of Tyco Flow Control.

Distributed company	Tyco Flow Control International Ltd. We expect that prior to the Distribution, Tyco Flow Control will change its corporate name to “Pentair Ltd.”

Record date	Record ownership will be determined as of 5:00 p.m., New York City time, on , 2012.

Distribution date	The distribution date is , 2012.

Distribution ratio	Each Tyco common share outstanding as of the record date will entitle its holder to receive a number of Tyco Flow Control common shares determined by a formula based on the number of Pentair and Tyco shares outstanding on a fully diluted basis (calculated in accordance with the treasury method under U.S. GAAP) at 12:01 a.m. Eastern Standard Time on the distribution date. Based on the number of fully diluted Pentair and Tyco shares outstanding as of , 2012, we expect the distribution ratio to be approximately Tyco Flow Control common shares per each Tyco common share. Although the number of Pentair and Tyco shares outstanding may increase or decrease prior to the distribution date and as a result this distribution ratio may change, it will nonetheless result in Tyco shareholders as of the record date and their transferees owning approximately 52.5% of the common shares of Tyco Flow Control on a fully diluted basis immediately following the Merger.

Securities to be distributed

All of the outstanding Tyco Flow Control common shares will be distributed pro rata to Tyco shareholders who hold Tyco common shares as of the record date, other than a limited number of Tyco Flow Control common shares that will be transferred by Tyco to Tyco Flow Control as treasury shares. Based on the approximately          common shares of Tyco expected to be outstanding on the record date, and applying the assumed distribution ratio of one Tyco Flow Control common share for every          common shares of Tyco, approximately          of our common shares will be distributed to Tyco shareholders who hold Tyco common shares as of the record date. The number of

Tyco Flow Control common shares that Tyco will distribute to its shareholders will be reduced to the extent that cash payments are to be made in lieu of fractional shares, as described below.

The Distribution	On the distribution date, Tyco will cause the distribution agent to distribute the Tyco Flow Control common shares to the Tyco shareholders. The distribution of shares will be made in book-entry form. It is expected that it will take the distribution agent up to days to electronically issue Tyco Flow Control common shares to you or your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your Tyco common shares or take any other action to receive your Tyco Flow Control common shares.

No fractional shares	Holders of Tyco will not receive any fractional Tyco Flow Control common shares. In lieu of fractional shares of Tyco Flow Control, shareholders will receive a cash payment. To that end, the distribution agent will sell whole shares that otherwise would have been distributed as fractional shares of Tyco Flow Control in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, net of brokerage fees and similar costs, pro rata to each Tyco shareholder who would otherwise have been entitled to receive a fractional share of Tyco Flow Control, as applicable, in the special dividend. Recipients of cash in lieu of fractional shares will not be entitled to any interest on payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient shareholders that are subject to U.S. federal income tax as described in “The Transactions—Material U.S. Federal Income Tax Consequences of the Transactions,” but generally should not be subject to Swiss withholding tax, as described in “The Transactions—Material Swiss Tax Consequences of the Transactions.”

Conditions to the spin-off	The Distribution is subject to a number of important conditions. Under Swiss law, the approval of a relative majority of Tyco’s shareholders is required to effect the Distribution. Under the terms of the Separation and Distribution Agreement and those of the proposed shareholders’ resolution regarding the Distribution, the consummation of the Distribution is conditioned upon (i) the satisfaction (or waiver by Tyco) of each of the conditions to Tyco’s obligation to effect the closing of the transactions contemplated by the Merger Agreement (other than the consummation of the Distribution) and (ii) each of Tyco and Pentair having irrevocably confirmed to the other that each of the conditions to its obligations to effect the closing of the Merger has been satisfied or waived and that it is prepared to proceed with the Merger. For a more detailed description of the Merger conditions see “—The Merger—Conditions to the Merger.”

In addition, we expect that prior to the special general meeting approving the Distribution Tyco shall have received an audit report of

Deloitte AG (Zürich), as state supervised auditing enterprise, stating that the Distribution complies with Swiss law and Tyco’s Articles of Association.

In the event that shareholder approval of the Distribution is received and the conditions to the spin-off included in the shareholders’ resolution are met or otherwise satisfied prior to         , 2013, Tyco will be obligated to effect the Distribution. Conversely, if the conditions have not been satisfied prior to         , 2013, the Distribution will not take place.

Working capital and net indebtedness	Pursuant to the Separation and Distribution Agreement, Tyco Flow Control is required to have working capital, defined as current assets minus current liabilities, in the amount of $798 million, as of the close of business on the day prior to the Distribution. If the actual amount of the working capital exceeds $798 million by an amount in excess of $125 million, Tyco Flow Control will pay to Tyco the full amount of the excess. If the actual amount of the working capital is less than $798 million by an amount in excess of $125 million, Tyco will pay to Tyco Flow Control the full amount of the deficit.

Also, pursuant to the Separation and Distribution Agreement, Tyco Flow Control must incur third party indebtedness of up to $500 million. If such third party indebtedness is not available on terms acceptable to the parties, Tyco Flow Control will issue an unsecured “bridge” note for $500 million to Tyco in accordance with the Merger Agreement. Tyco Flow Control is then to transfer cash and cash equivalents to Tyco such that the net indebtedness of Tyco Flow Control will be $275 million as of the day of the Distribution. If the actual amount of net indebtedness as of the close of business on the day prior to the Distribution exceeds $275 million, Tyco will pay to Tyco Flow Control the full amount of the excess. If the actual amount of net indebtedness as of the close of business on the day prior to the Distribution is less than $275 million, Tyco Flow Control will pay to Tyco the full amount of the deficit.

Trading market and symbol	We intend to file an application to list our common shares on the NYSE under the ticker symbol “PNR,” which is Pentair’s current trading symbol. We expect trading of our common shares will begin the first trading day after the completion of the Distribution. See “The Transactions—Trading Prior to the Distribution Date”

Dividend policy	It is expected that Tyco Flow Control will initially pay a quarterly dividend of $0.22 per share. See “Dividend Policy” and “Description of Our Capital Stock—Dividends.”

Tax consequences to Tyco shareholders

Tyco shareholders are not expected to recognize any gain or loss, or include any amount in income, for U.S. federal income tax purposes as a result of the Distribution or the Merger, except to the extent of cash received in lieu of fractional shares in the Distribution. See “The

Transactions—Material U.S. Federal Income Tax Consequences of the Transactions” for a more detailed description of the U.S. federal income tax consequences of the Transactions.

Tyco shareholders are not expected to be subjected to any Swiss withholding tax (Verrechnungssteuer), including on any cash received in lieu of fractional shares, as a result of the Distribution. See “The Transactions—Material Swiss Tax Consequences of the Transactions” for a more detailed description of the Swiss tax consequences of the Transactions.

Each shareholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the Transactions to that shareholder, including the effect of any Swiss, U.S., state, local or foreign income tax consequences of the Distribution.

Relationships with Tyco and ADT after the spin-off	We have entered into the Separation and Distribution Agreement and shortly before the Distribution, we expect to enter into other agreements with Tyco and ADT related to the spin-off. These agreements will govern the relationship between Tyco Flow Control, ADT and Tyco subsequent to the completion of the Distribution and provide for the allocation between Tyco Flow Control, ADT and Tyco of various assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities). The Separation and Distribution Agreement, in particular, provides for the settlement or extinguishment of certain obligations between Tyco Flow Control, ADT and Tyco and for certain employee compensation and benefit matters between Tyco Flow Control, ADT and Tyco. We will enter into a Transition Services Agreement with Tyco and ADT pursuant to which a limited number of services will be provided by Tyco to us on an interim basis following the Distribution. Further, we will enter into a tax sharing agreement with Tyco and ADT (the “2012 Tax Sharing Agreement”) that will govern the rights and obligations of ADT, Tyco and Tyco Flow Control for certain tax liabilities with respect to periods or portions thereof ending on or before the date of the Distribution. The 2012 Tax Sharing Agreement will also contain certain restrictions to preserve the tax-free status of the spin-off. We describe these and related arrangements in greater detail under “The Separation and Distribution Agreement and the Ancillary Agreements” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off and the Merger.”

Transfer agent	Wells Fargo

The Merger

Structure of the Merger	Panthro Merger Sub, our indirect wholly-owned subsidiary, will merge with and into Pentair, with Pentair surviving the Merger. We expect the Merger to be consummated immediately following the

Distribution and on the terms and subject to the other conditions of the Merger Agreement. The Merger Agreement provides that the Merger will take place on the later of (x) September 28, 2012 and (y) the fifth business day following satisfaction or waiver of the conditions to closing (other than those to be satisfied at, or immediately prior to, closing) (such date the “Closing Date”).

Primary purposes of the Transactions	In assessing and approving the spin-off on September 19, 2011, Tyco’s Board of Directors determined that the spin-off would be in the best interests of Tyco and its shareholders because it would provide a number of key benefits, including primarily: (i) greater strategic focus of financial resources and management’s efforts, (ii) direct and differentiated access to capital resources, (iii) enhanced investor choice through investment opportunities in three separate entities and (iv) improved ability to use stock as an acquisition currency. In assessing and approving the entry by Tyco Flow Control, Panthro Acquisition and Panthro Merger Sub into the Merger Agreement and the Merger, Tyco’s Board of Directors determined that the Merger would be in the best interest of Tyco and its shareholders because it would provide substantially the same key benefits as those underlying the board’s reasons for approval of the spin-off, while adding the following key benefits: (i) increased value to Tyco’s shareholders, in particular relative to Tyco Flow Control’s anticipated value on a stand-alone basis, (ii) increased size and market capitalization, which could further improve Tyco Flow Control’s ability to use stock as an acquisition currency, (iii) a product and service offering that is broader but complimentary to many of the products manufactured and sold by the flow control business and (iv) the ability to incorporate Pentair’s public company infrastructure and senior management team, who have significant experience managing a publicly-traded company. See “The Transactions—Tyco’s Reasons for the Transactions.”

Consideration for the Merger	Tyco Flow Control shareholders will not receive any consideration in the Merger and Tyco Flow Control will remain the parent company for the combined business. Each Pentair common share outstanding as of the Effective Time will be converted into the right to receive one newly issued common share of Tyco Flow Control, with the result that Tyco’s shareholders as of the record date and their transferees will hold approximately 52.5% of the common shares of Tyco Flow Control on a fully-diluted basis immediately following the Merger.

Conditions to the Merger	The obligations of Tyco, Tyco Flow Control and Pentair under the Merger Agreement are subject to the satisfaction or waiver of certain conditions including:

•

no temporary restraining order or preliminary or permanent injunction or other order by any governmental authority preventing consummation of the Merger or the related transactions shall have been issued and remain in effect;

•	Tyco’s shareholders shall have approved the Distribution, and the Distribution shall have been consummated in accordance with the Separation and Distribution Agreement;

•

Pentair’s shareholders shall have approved the Merger Agreement and the transactions contemplated thereby and all other actions or matters necessary or appropriate to give effect to the Merger Agreement and the transactions contemplated thereby;

•	our common shares to be issued in the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance;

•

the Registration Statement on Form S-4 relating to the Merger (the “Form S-4”) shall have become effective under the Securities Act of 1933 (the “Securities Act”) and shall not be the subject of any stop order suspending their effectiveness or proceedings initiated or threatened by the SEC seeking a stop order, and all necessary permits and authorizations under state securities or “blue sky” laws, the Securities Act and the Exchange Act relating to the issuance and trading of our common shares to be issued pursuant to the Merger shall have been obtained and shall be in effect;

•

(i) the waiting period applicable to the consummation of the Merger and the related transactions under the Hart-Scott-Rodino Act (the “HSR Act”) shall have expired or been earlier terminated and (ii) except as otherwise provided for in the Merger Agreement, all applicable approvals shall have been obtained and all waiting periods shall have expired or been terminated under certain scheduled and other material antitrust laws, in each case as required for the consummation of the Merger and the related transactions;

•

Tyco shall have obtained a solvency opinion from Duff & Phelps LLC, in form reasonably satisfactory to Tyco, to the effect that (i) immediately following the Distribution, Tyco, on the one hand, and Tyco Flow Control, on the other hand, will be solvent and (ii) Tyco’s assets will exceed its liabilities and capital as determined pursuant to applicable Swiss law;

•

the aggregate implied market capitalization of Tyco Flow Control, before giving effect to the Merger, shall not exceed CHF 17.5 billion based on the closing price of Pentair common shares on the last trading day prior to the Distribution;

•

the private letter ruling obtained by Tyco from the IRS to the effect that (i) the Distribution will qualify as tax-free under Sections 355 and 361 of the Code, except for cash received in lieu of fractional common shares and (ii) certain internal transactions will qualify for favorable treatment under the Code shall be in full force and effect on the Closing Date;

•

Tyco shall have received one or more rulings from the IRS (the “IRS Supplemental Rulings”), which rulings shall be in full force and effect on the Closing Date, to the effect that (i) the Merger will qualify as a reorganization pursuant to Section 368(a) of the Code, (ii) Section 367(a)(1) of the Code will not cause the Merger to be taxable to Pentair shareholders (except for a U.S. shareholder who is or will be a “five-percent transferee shareholder” within the meaning of applicable Treasury Regulations but who does not enter into a “gain recognition agreement” with the IRS), and (iii) certain anticipated post-closing transactions will not prevent the tax-free treatment of the Distribution or the Merger; and

•

Tyco shall have received one or more rulings from the Swiss Tax Administrations, which rulings shall be in full force and effect on the Closing Date, confirming: (i) that the Merger will be a transaction that is generally tax-free for Swiss federal, cantonal, and communal purposes (including with respect to Swiss stamp tax and Swiss withholding tax); (ii) the relevant Swiss tax base of Panthro Acquisition for Swiss tax (including federal and cantonal) purposes; (iii) the relevant amount of capital contribution reserves which will be exempt from Swiss withholding tax in the event of a distribution to the Tyco Flow Control shareholders after the Merger; and (iv) that no Swiss stamp tax will be levied on certain post-Merger restructuring transactions.

In addition, the obligation of Pentair to effect the Merger is subject to the following additional conditions, among others:

•

each of the Tyco Merger Parties shall have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement, the Separation and Distribution Agreement and the Ancillary Agreements to be performed by them on or before closing;

•

the representations and warranties of Tyco in the Merger Agreement shall be true and correct both at and as of the date of the Merger Agreement and at and as of the Closing Date, except where their failure to be true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of Tyco’s flow control business or on the ability of Tyco or Tyco Flow Control to consummate the Transactions (a “Tyco Flow Control MAE”);

•	no Tyco Flow Control MAE shall have occurred;

•

as of the Effective Time, the board of directors of Tyco Flow Control will consist of the persons serving on the board of directors of Pentair as of the mailing of the Tyco Proxy Statement and up to two persons to be selected by Tyco and reasonably acceptable to Pentair;

•

Pentair shall have received the opinion of Cravath, Swaine & Moore LLP to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) Section 367(a)(1) of the Code will not cause the Merger to be taxable to Pentair shareholders (except for a U.S. shareholder who is or will be a “five-percent transferee shareholder” within the meaning of applicable Treasury Regulations but who does not enter into a “gain recognition agreement” with the IRS); and

•	Tyco shall have executed and delivered to Pentair, and caused each of its subsidiaries that is a party to an Ancillary Agreement to execute and deliver to Pentair, each of the Ancillary Agreements.

Furthermore, the obligations of the Tyco Merger Parties to effect the Merger are subject to the following additional conditions, among others:

•

Pentair shall have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement, the Separation and Distribution Agreement and the Ancillary Agreements to be performed by it on or before closing;

•

the representations and warranties of Pentair in the Merger Agreement shall be true and correct both at and as of the date of the Merger Agreement and at and as of the Closing Date, except where their failure to be true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of Pentair and its subsidiaries as a whole or on the ability of Pentair to consummate the Merger (a “Pentair MAE”);

•	no Pentair MAE shall have occurred;

•

Tyco shall have received the opinions of McDermott Will & Emery LLP (i) to the effect that (x) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (y) Section 367(a)(1) of the Code will not cause the Merger to be taxable to Pentair shareholders (except for a U.S. shareholder who is or will be a “five-percent transferee shareholder” within the meaning of applicable Treasury Regulations but who does not enter into a “gain recognition agreement” with the IRS) and (ii) confirming that the Distributions will qualify as tax-free under Sections 355 and/or 361 of the Code, except for cash received in lieu of fractional shares; and

•	Pentair shall have executed and delivered to Tyco each Ancillary Agreement to which it is a party.

Termination of the Merger Agreement	Tyco and Pentair may agree to terminate the Merger Agreement by mutual written consent. Additionally, either Tyco or Pentair may terminate the Merger Agreement for the following reasons, among others:

•

the Merger has not been consummated by February 1, 2013, provided that the terminating party’s failure to perform or comply in all material respects with such party’s covenants and agreements set forth in the Merger Agreement and the Separation and Distribution Agreement is not the cause of the Merger not being consummated by February 1, 2013;

•	the existence of any law that makes consummation of the transactions under the Merger Agreement illegal or otherwise prohibited;

•

any governmental authority having competent jurisdiction has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any material component of the transactions under the Merger Agreement, and such order, decree, ruling or other action becomes final and non-appealable, provided, however, that such right to terminate will not be available to any party whose failure to perform certain of its obligations under the Merger Agreement resulted in such order, decree or ruling;

•

Pentair shareholders fail to adopt the Merger and approve the Merger Agreement and the transactions contemplated thereby and all other actions or matters necessary or appropriate to give effect to at the Pentair special shareholders’ meeting; or

•	Tyco shareholders fail to approve the Distribution at the Tyco special shareholders’ meeting.

In addition, Tyco may terminate the Merger Agreement for the following reasons, among others:

•

if the Pentair board of directors or any committee thereof (i) fails to include its recommendation relating to the Merger in its proxy statement to its shareholders; (ii) withholds, withdraws, qualifies or modifies, or publicly proposes to withhold, withdraw, qualify or modify, its recommendation in a manner adverse to Tyco; or (iii) approves, adopts or recommends any Pentair Takeover Proposal (each such action being a “Pentair Change of Recommendation”);

•

if Pentair breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement or the Separation and Distribution Agreement such that any of the conditions described in the Merger Agreement or the Separation and Distribution Agreement cannot be satisfied and such failure has not been cured within 60 calendar days after Tyco provides written notice of the breach to Pentair or where any such condition is incapable of being satisfied and has not been waived by Tyco.

Pentair may also terminate the Merger Agreement for the following reasons, among others:

•

prior to the receipt of the Pentair shareholder approval, in order to enter into a written definitive agreement for a Pentair Superior Proposal (as defined in “The Merger Agreement—No Solicitation”), provided it has complied with certain conditions related to a Pentair Change of Recommendation;

•

if the Tyco Board of Directors or any committee thereof (i) fails to include its recommendation to Tyco shareholder to approve the Distribution in the Tyco Proxy Statement, (ii) withholds, withdraws, qualifies or modifies, or publicly proposes to withhold, withdraw, qualify or modify, its recommendation in a manner adverse to Pentair, or (iii) approves, adopts or recommends any Tyco Flow Control Takeover Proposal or Tyco Takeover Proposal (each such action being a “Tyco Change of Recommendation”);

•

if Tyco breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement or the Separation and Distribution Agreement such that any of the conditions described in the Merger Agreement or the Separation and Distribution Agreement cannot be satisfied and such failure has not been cured within 60 calendar days after Pentair provides written notice of the breach to Tyco or where any such condition is incapable of being satisfied and has not been waived by Pentair.

Termination fees and expenses	Pentair has agreed to pay to Tyco a termination fee of $145 million as liquidated damages in the following circumstances:

•	Tyco terminates the Merger Agreement due to a Pentair Change of Recommendation; or

•

prior to receipt of Pentair shareholders’ approval of the Merger Agreement and the Merger, Pentair terminates the Merger Agreement to enter into a written definitive agreement for a Pentair Superior Proposal; or

•

more than five days prior to the Pentair shareholders’ meeting any person publicly makes a Pentair Takeover Proposal and within 12 months of termination of the Merger Agreement under specified circumstances, Pentair enters into a definitive agreement to consummate or consummates a Pentair Takeover Proposal.

In addition, Tyco has agreed to pay Pentair a termination fee of $145 million as liquidated damages in the following circumstances:

•	Pentair terminates the Merger Agreement due to a Tyco Change of Recommendation other than in connection with a Tyco Takeover Proposal; or

•

more than five days prior to the Tyco shareholders’ meeting any person publicly makes a Tyco Flow Control Takeover Proposal and within 12 months of termination of the Merger Agreement under specified circumstances, Tyco enters into a definitive agreement to consummate or consummates a Tyco Flow Control Takeover Proposal or a Tyco Takeover Proposal; or

•

more than five days prior to the Tyco shareholders’ meeting any person publicly makes a Tyco Takeover Proposal and within 12 months of termination of the Merger Agreement under specified circumstances, Tyco enters into a definitive agreement to consummate or consummates a Tyco Flow Control Takeover Proposal.

Tyco has further agreed to pay Pentair a termination fee of $370 million as liquidated damages in the event that:

•	Pentair terminates the Merger Agreement due to a Tyco Change of Recommendation in connection with a Tyco Takeover Proposal; or

•

more than five days prior to the Tyco shareholders’ meeting any person publicly makes a Tyco Takeover Proposal and within 12 months of termination of the Merger Agreement under specified circumstances, Tyco enters into a definitive agreement to consummate or consummates a Tyco Takeover Proposal.

Pentair is not, in any event, to receive both the $145 million termination fee and the $370 million termination fee.

For purposes of determining the termination fees as described above, a Pentair Takeover Proposal, Tyco Flow Control Takeover Proposal and Tyco Takeover Proposal apply to a transaction relating to 50% of any class of equity securities, consolidated net revenues, net income or assets of Pentair, Tyco Flow Control or Tyco, as applicable, rather than 10%.

Tax consequences to Tyco shareholders	Tyco shareholders are not expected to recognize any gain or loss, or include any amount in income, for U.S. federal income tax purposes as a result of the Merger.

SUMMARY HISTORICAL COMBINED FINANCIAL DATA OF TYCO FLOW CONTROL

The following table sets forth our summary historical combined financial and other operating data. The summary historical combined financial and other operating data have been prepared to include all of Tyco’s flow control business, and are a combination of the assets and liabilities that have been used in managing and operating this business. The combined statement of operations data for the quarters ended December 30, 2011 and December 24, 2010 and the combined balance sheet data as of December 30, 2011 have been derived from our unaudited combined financial statements included elsewhere in this Prospectus. The combined statement of operations data for the fiscal years ended September 30, 2011, September 24, 2010 and September 25, 2009 and the combined balance sheet data as of September 30, 2011 and September 24, 2010 are derived from our audited combined financial statements included elsewhere in this Prospectus. The combined balance sheet data as of December 24, 2010 and September 25, 2009 is derived from our unaudited combined financial statements that are not included in this Prospectus. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Tyco Flow Control has a 52- or 53-week fiscal year that ends on the last Friday in September. Fiscal years 2010 and 2009 were both 52-week years, while fiscal year 2011 was a 53-week year.

The selected historical combined financial and other operating data presented below should be read in conjunction with our combined financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Tyco Flow Control” presented elsewhere in this Prospectus.

Our historical combined financial data may not be indicative of our future performance and do not necessarily reflect what our financial condition and results of operations would have been had we operated as an independent, publicly traded entity during the periods presented, including changes that will occur to our operations and capitalization as a result of our spin-off from Tyco and our Merger with Pentair.

	Quarter Ended		Fiscal Year Ended
	December 30, 2011(1)	December 24, 2010(1)(2)	September 30, 2011(1)	September 24, 2010(1)	September 25, 2009
	($ in millions)
Combined Statement of Operations Data:
Net revenue	$926	$826	$3,648	$3,381	$3,492
Gross profit	311	278	1,170	1,130	1,233
Operating income	98	50	306	331	451
Income from continuing operations	62	14	153	184	233
Income from discontinued operations, net of income taxes	—	173	172	17	29
Net income attributable to parent company equity	61	187	324	201	262

Combined Balance Sheet Data:
Total assets	$5,169	$4,402	$5,144	$4,682	$4,846
Long-term debt(3)(4)	876	660	876	689	856
Total liabilities(3)	2,140	1,872	2,132	2,045	2,126
Total parent company equity	2,935	2,531	2,919	2,637	2,719

Combined Other Operating Data:
Orders	$993	$864	$3,785	$3,200	$3,100
Backlog	$1,792	$1,625	$1,744	$1,581	$1,781

(1)	Income from continuing operations and Net income attributable to parent company equity include $13 million and $14 million of corporate expense allocated from Tyco for the quarters ended December 30, 2011 and December 24, 2010, respectively. Income from continuing operations and Net income attributable to parent company equity include $52 million, $54 million and $55 million of corporate expense allocated from Tyco for the years ended September 30, 2011, September 24, 2010 and September 25, 2009, respectively.
(2)	Income from continuing operations and Net income attributable to parent company equity include a goodwill impairment charge of $35 million in our Water & Environmental Systems segment related to our Water Systems reporting unit.
(3)	Long-term debt and Total liabilities include $860 million and $642 million of allocated debt for the quarters ended December 30, 2011 and December 24, 2010, respectively. Long-term debt and Total liabilities include $859 million, $671 million and $836 million of allocated debt for the years ended September 30, 2011, September 24, 2010 and September 25, 2009, respectively.
(4)	For historical results, amounts have been allocated from Tyco and are not indicative of debt that will be incurred in the future as an independent, publicly traded company.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF PENTAIR

The following table sets forth summary historical consolidated financial data of Pentair. The consolidated statement of income data for the quarters ended March 31, 2012 and April 2, 2011 and the consolidated balance sheet data as of March 31, 2012 and April 2, 2011 have been derived from Pentair’s unaudited consolidated financial statements included elsewhere in this Prospectus. The consolidated statement of income data for the years ended December 31, 2011, December 31, 2010 and December 31, 2009 and the consolidated balance sheet data as of December 31, 2011 and December 31, 2010 are derived from Pentair’s audited financial statements included elsewhere in this Prospectus. The consolidated balance sheet data as of December 31, 2009 is derived from Pentair’s audited consolidated financial statements that are not included in this Prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of Pentair management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein.

The summary historical consolidated financial data presented below should be read in conjunction with Pentair’s consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Pentair” included elsewhere in this Prospectus. The Pentair consolidated financial data may not be indicative of future performance.

	Quarter Ended		Fiscal Year Ended
	March 31, 2012(1)	April 2, 2011(1)	December 31, 2011(1)(2)	December 31, 2010	December 31, 2009
	($ in millions, except per share data)
Statement of Income Data:
Net sales	$858	$790	$3,457	$3,031	$2,692
Operating income	85	86	169	334	220
Net income from continuing operations attributable to Pentair, Inc.	61	51	34	198	116
Per Share Data:
Basic:
Earnings per share from continuing operations attributable to Pentair, Inc.	$0.62	$0.52	$0.35	$2.02	$1.19
Weighted average shares	99	98	98	98	97
Diluted:
Earnings per share from continuing operations attributable to Pentair, Inc.	$0.61	$0.51	$0.34	$2.00	$1.17
Weighted average shares	100	100	100	99	99
Cash dividends declared per common share	$0.22	$0.20	$0.80	$0.76	$0.72
Balance Sheet Data:
Total assets	$4,778	$4,163	$4,586	$3,974	$3,911
Total debt	1,415	808	1,309	707	806
Total shareholders’ equity	2,144	2,282	2,047	2,205	2,126

(1)	In May 2011, Pentair acquired as part of Water & Fluid Solutions, the Clean Process Technologies division of privately held Norit Holding B.V.
(2)	In the fourth quarter of 2011, Pentair recorded a pre-tax non-cash goodwill impairment charge of $200.5 million.

SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following table presents summary unaudited pro forma combined financial information about Pentair’s consolidated balance sheet and statements of income, and gives effect to the Transactions. The information under “Statement of Income Data” in the table below combines the quarter ended March 31, 2012 for Pentair and the quarter ended December 30, 2011 for Tyco’s flow control business and the fiscal year ended December 31, 2011 for Pentair and September 30, 2011 for Tyco’s flow control business and gives effect to the Transactions as if they had been consummated on January 1, 2011, the beginning of the earliest period presented. The information under “Balance Sheet Data” in the table below combines the historical consolidated balance sheets of Pentair as of March 31, 2012 and the historical combined balance sheets of Tyco’s flow control business as of December 30, 2011 and assumes the Transactions had been consummated on March 31, 2012. This unaudited pro forma combined financial information was prepared using the acquisition method of accounting with Pentair considered the acquirer of Tyco Flow Control. See “The Transactions—Accounting Treatment.”

In addition, the unaudited pro forma combined financial information includes adjustments which are preliminary and will likely be revised. There can be no assurance that such revisions will not result in material changes. The unaudited pro forma combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company.

The information presented below should be read in conjunction with the historical consolidated financial statements of Pentair and the historical combined financial statements of Tyco’s flow control business, including the related notes and with the pro forma condensed combined financial statements of Pentair and Tyco’s flow control business, including the related notes, appearing elsewhere in this Prospectus. See “Selected Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma condensed combined financial data are not necessarily indicative of results that actually would have occurred or that may occur in the future had the Transactions been completed on the dates indicated.

	Quarter Ended March 31, 2012	Fiscal Year Ended December 31, 2011
	($ in millions, except per share data)
Statement of Income Data:
Net sales	$1,784	$7,105
Operating income	$159	$323
Net income from continuing operations attributable to shareholders	$114	$115
Earnings per share from continuing operations attributable to shareholders:
Basic	$0.54	$0.55
Diluted	$0.54	$0.54

As of March 31, 2012
($ in millions)
Balance Sheet Data:
Total assets	$11,962
Total debt	$1,832
Total shareholders’ equity and parent company investment	$6,997

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this Prospectus, in evaluating us and our common shares. If any of the risks described below actually occurs, our business, financial condition, results of operations and cash flows could be materially and adversely affected. Any such adverse effect may cause the trading price of our common shares to decline and as a result you could lose all or part of your investment in us. Our business may also be adversely affected by risks and uncertainties not known to us or risks that we currently believe to be immaterial.

Risks Relating to Tyco Flow Control

Our business depends on the levels of capital investment and maintenance expenditures by our customers, which in turn are affected by numerous factors, including growth rates in developed and developing markets, the cyclical nature of the industries we serve, global energy demand, commodity prices, our customers’ liquidity, the condition of global credit and capital markets.

Demand for most of our products and services depends on the level of new capital investment and planned maintenance expenditures by our customers. Capital investment and maintenance expenditures are, in turn, influenced by several factors, including general and industry-specific economic conditions, volatility in energy and commodity prices, availability of credit, expectations of future market behavior, and, in the case of our customers that are governments or that rely on public funding, a variety of political factors.

The businesses of many of our customers in all of the markets we serve are to varying degrees cyclical and have experienced periodic economic downturns. During such economic downturns customers whose demand for our products and services is primarily profit-driven historically have tended to delay major capital projects, including greenfield construction, expensive maintenance projects and upgrades. Additionally, demand for our products and services may be affected by volatility in energy and commodity prices and fluctuating demand forecasts, as, under these circumstances, our customers tend to be more conservative in their capital planning. Reduced demand for our products and services could result in the delay or cancellation of existing orders, which could adversely affect our level of backlog and our ability to convert backlog to revenue, lead to excess manufacturing capacity, which unfavorably impacts our absorption of fixed manufacturing and distribution costs, or erode average selling prices in our industry. Any of these results could materially and adversely affect our business, financial condition, results of operations and cash flows.

Additionally, some of our customers may delay capital investment and maintenance even during favorable conditions in their end-markets if they are unable to obtain sufficient financing. Access by our customers to local, regional and global credit and capital markets could be hindered by disruptions in financial and banking systems, such as recent disruptions related to the European sovereign debt crisis, raising the cost of new debt for our customers to prohibitive levels. Any difficulty in accessing these markets and the increased associated costs can have a negative effect on investment in major capital projects, including greenfield construction, necessary maintenance projects and upgrades, even during periods of favorable end-market conditions. In addition, the liquidity and financial position of our customers could impact their ability to pay in full and/or on a timely basis. Any of these factors, whether individually or in the aggregate, could materially and adversely affect our customers and, in turn, our business, financial condition, results of operations and cash flows.

Certain of our segments are affected by seasonality. Demand for products and services in our Thermal Controls and Water & Environmental Systems segments is impacted by seasonal factors, with our Thermal Controls business generally experiencing increased demand for products and services during the fall and winter months in the Northern Hemisphere and our Water & Environmental Systems generally experiencing increased demand during Australia’s prime agricultural seasons. These seasonal effects coincide with our first two fiscal quarters (from October through March) and may vary from year-to-year based on weather conditions, including temperatures and precipitation. Deviations from usual weather patterns can adversely affect our results of operations, financial condition and cash flows. Unusually warm winter weather conditions in the Northern

Hemisphere can negatively impact order flow in our Thermal Controls segment. Likewise, unusually wet weather conditions in Australia during its summer months, along with holiday slowdowns, can result in our inability to access customer work sites and lead to decreased revenue during these periods.

Our future revenue depends in part on the existence of and our ability to win new contracts for major capital projects. Our failure to effectively obtain such future contracts could adversely affect our growth prospects.

An increasing portion of our revenue in our Thermal Controls and Water & Environmental Systems segments is derived from major capital projects, including water pipeline and desalination projects in our Water & Environmental Systems segment. Accordingly, our future revenue and overall results of operations require us to successfully win new contracts for major capital projects. The number of such projects we win in any year fluctuates, and is dependent upon the general availability of such projects and our ability to bid successfully for them. Contract proposals and negotiations are complex and frequently involve a multi-year technical specification phase and bidding and selection process. The length of this process and the ultimate decision by a customer to proceed is affected by a number of factors, such as market conditions, financing arrangements and required governmental approvals. For example, a customer may require us to provide a bond or letter of credit to protect the customer should we fail to perform under the terms of the contract. If negative market conditions arise, fewer such projects may be available, and if we fail to secure adequate financial arrangements or required governmental approvals we may not be able to pursue particular projects. Either condition could materially and adversely affect our business, financial condition, results of operations and cash flows.

We maintain a sizable backlog and the timing of our conversion of revenue out of backlog is uncertain. Our inability to convert backlog into revenue, whether due to factors that are within or outside of our control, could adversely affect our revenue and profitability.

Backlog represents the accumulation of uncompleted customer orders that we have not yet recognized as revenue. At December 30, 2011, our backlog was $1.8 billion. We typically convert approximately 85% of our backlog to revenue within 12 months. However, the timing of our conversion of revenue out of backlog is subject to a variety of factors that may cause delays, many of which, including fluctuations in our customers’ delivery schedules, are beyond our control. This is especially true with respect to major global capital projects, where the extended timeline for project completion and invoice satisfaction increases the likelihood for delays in the conversion of backlog related to modifications and order cancellations. Such delays may lead to significant fluctuations in results of operations and cash flows from quarter to quarter, making it difficult to predict our financial performance on a quarterly basis. For example, during the second fiscal quarter of 2011, severe weather-related events and flooding in Australia significantly impacted shipments to customers, resulting in lost productivity and delays in converting backlog into revenue in our Water & Environmental Systems business. Further, while we believe that historical order cancellations have not been significant, if we were to experience a significant amount of cancellations of or reductions in orders, it would reduce our backlog and, consequently, our future sales and results of operations.

Our ability to meet customer delivery schedules for backlog is dependent on a number of factors including sufficient manufacturing plant capacity, adequate access to raw materials and other inventory required for production, a trained and capable workforce and effective scheduling of manufacturing resources. Many of the contracts we enter into with our customers are long-lead and contain penalty clauses related to on-time delivery. Any untimely delivery could subject us to financial penalties, damage our relationship with existing customers and tarnish our reputation among existing and potential customers. If any of these risks materializes, our business, financial condition, results of operation and cash flows could be materially and adversely affected.

We compete in attractive markets with a high level of competition, which may result in pressure on our profit margins and limit our ability to maintain or increase the market share of our products.

The markets for our products and services are geographically diverse and highly competitive. We compete against large and well-established national and global companies, as well as regional and local companies and lower cost manufacturers. We compete based on technical expertise, reputation for quality and reliability, timeliness of delivery, previous installation history, contractual terms and price. Some of our competitors, in particular smaller companies, attempt to compete based primarily on price, localized expertise and local relationships, especially with respect to products and applications that do not require a great deal of engineering or technical expertise. In addition, during economic downturns average selling prices tend to decrease as market participants compete more aggressively on price. If we are unable to continue to differentiate our products, services and solutions based on such factors as our reputation, technical expertise and ability to deliver on time, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Some of our customers have been attempting to reduce the number of vendors from which they procure products and services in order to reduce the size and diversity of their supplier base. Although we have strategically pursued and executed frame agreements with some of our large customers, whereby we are selected as one of a few designated providers of specified products on a global or regional basis, there is a risk that our competitors could be awarded such agreements to our exclusion. In addition, a number of engineering, procurement and construction (“EPC”) integrators have recently positioned themselves as providers of vertically integrated solutions covering the spectrum of project design, planning and execution in the markets we serve. We believe that our success depends partly on maintaining close relationships with our customers and working with them on specific solutions that best serve their processes, applications and cost considerations. The successful encroachment of intermediaries, including EPCs, could disrupt these relationships. If we are unable to successfully manage competitive developments in the industries we serve, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

In addition, to remain competitive, we must continue to invest in R&D, manufacturing, marketing, customer service, our distribution networks and our global network of after-market service centers. Currently, key components of our competitive position are our ability to adapt to changing competitive environments and to manage expenses successfully. This, however, requires continuous management focus on reducing costs and improving efficiency through cost controls, productivity enhancements and regular appraisal of our asset portfolio. If we are unable to achieve appropriate levels of scalability or cost-effectiveness, or if we are otherwise unable to manage and react to changes in the global marketplace, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

We are subject to tort, product liability and warranty claims and may suffer reputational damage relating to products we manufacture or install. Because many of our products perform mission-critical functions in potentially dangerous environments, these claims could result in significant costs and liabilities and reduce our profitability.

We may be exposed to tort, product liability and warranty claims and may suffer reputational damage among customers, potential customers, regulatory bodies and the public in the event that the use of any of our products results in, or is alleged to result in, injury to people or damage to property or the environment, or actually or allegedly fails to perform as expected. In particular, many of our products perform mission-critical functions in large and complex facilities or systems, including oil & gas rigs and pipelines, nuclear power plants, petroleum refineries, chemical processing plants and other potentially dangerous environments. We maintain rigorous quality testing procedures and our products adhere to demanding regulatory specifications, and historically we have not encountered financially material failure costs. However, given the nature of the markets we serve and the mission-critical application of our products, there is an inherent risk that a product failure could cause serious damage to people, property or the environment. Moreover, our customers are generally not required to obtain service, repair or maintenance work from us, which could result in unqualified persons performing after-market services on our products. While we maintain insurance coverage with respect to certain product liability claims, our insurance may not provide adequate coverage against all product liability claims and would not compensate us for damage to our reputation and any resulting loss of business. Furthermore, warranty claims are not generally covered by insurance, and we may incur significant warranty costs in the future for which we would not be reimbursed. We also may not be able to obtain insurance on acceptable terms in the future. Tort, product liability and warranty claims can be expensive to defend and can divert the attention of management and other personnel for significant periods of time, regardless of the ultimate outcome. Any unsuccessful defense of such a claim could have a material and adverse effect on our business, financial condition, results of operations and cash flows. Even if we are successful in defending against a claim relating to our products, our customers may lose confidence in our products and our company. One or more of these factors could adversely affect our business, financial condition, results of operations or cash flows.

We are exposed to liquidated damages in many of our customer contracts.

Many of our customer contracts contain liquidated damages provisions in the event that we fail to perform our obligations thereunder in a timely manner or in accordance with the agreed terms, conditions and standards. Liquidated damages provisions applicable to us typically provide for a payment to be made by us to the customer if we fail to deliver a product or service on time. We generally try to limit our exposure to a maximum penalty within a contract. However, because our products are often components of large and complex systems or capital projects, if we incur liquidated damages they may materially and adversely affect our business, financial condition, results of operations and cash flows.

Certain of our products require certifications by regulators or standards organizations, and our failure to obtain or maintain such certifications could negatively impact our business.

In certain industries and for certain applications, in particular with respect to our pressure relief valves and valves used in the nuclear power generation industry, we must obtain certifications for our products or installations by regulators or standards organizations. For example, our products used in the nuclear power generation industry must carry an “N Stamp” certification from the American Society of Mechanical Engineers and many of our Water & Environmental Systems’ products require the approval of the Water Services Association of Australia prior to any sale in the country. In addition, as we expand our products offering into emerging markets, we will need to comply with additional and potentially different certification requirements. If we fail to obtain required certifications for our products, or if we fail to maintain such certifications on our products after they have been certified, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

We have significant operations outside of the United States, which are subject to political, economic and other risks inherent in operating outside of the United States.

Our net revenue derived from sales in non-U.S. markets for fiscal year 2011 was 79% of our total net revenue, and we expect revenue from non-U.S. markets to continue to represent a significant portion of our total net revenue. Business operations outside of the United States are subject to political, economic and other risks inherent in operating in certain countries, such as:

•	the difficulty of enforcing agreements, collecting receivables and protecting assets, especially our intellectual property rights, through non-U.S. legal systems;

•	the difficulty of communicating and monitoring standards and directives across our global network of after-market service centers and manufacturing facilities;

•	trade protection measures and import or export licensing requirements;

•	difficulty in staffing and managing widespread operations and the application of certain labor regulations outside of the United States;

•	compliance with a wide variety of non-U.S. laws and regulations;

•	changes in the general political and economic conditions and political and social unrest in the countries where we operate, particularly in emerging markets;

•	the threat of nationalization and expropriation;

•	the presence of corruption in certain countries;

•	increased costs and risks of doing business in a wide variety of jurisdictions, including compliance with local compensation programs, employment policies and other administrative programs;

•	cultural and language barriers and different business practices;

•	changes in enacted tax laws and tax treaties;

•	limitations on repatriation of earnings;

•	fluctuations in revenue, operating margins and other financial measures due to changes in currency exchange rates; and

•	fluctuations in available funding in those instances where a project is government financed (for example, by a regional water authority).

One or more of these factors could adversely affect our business, financial condition, results of operations or cash flows.

Volatility in currency exchange rates, commodity prices and interest rates may adversely affect our financial condition, results of operations and cash flows.

We are exposed to a variety of market risks, including the effects of changes in currency exchange rates, commodity prices and interest rates.

Our net revenue derived from sales in non-U.S. markets for fiscal year 2011 was 79% of our total net revenue, and we expect revenue from non-U.S. markets to continue to represent a significant portion of our total net revenue. Our financial statements reflect translation of items denominated in non-U.S. currencies to U.S. dollars, our functional currency (using year-end exchange rates for balance sheet data and average exchange rates for statement of operations data). Therefore, if the U.S. dollar strengthens in relation to the principle non-U.S. currencies from which we derive revenue as compared to a prior period, our U.S. dollar reported revenue and income will effectively be decreased to the extent of the change in currency valuations, and vice-versa. Changes in the relative values of currencies occur regularly and in some instances, may have a significant effect on our financial condition, results of operations and cash flows.

In addition, we are a large buyer of metals (including steel, ductile iron and copper) and other non-metallic commodities, specialty polymers, synthetic rubber and other raw materials for our manufacturing operations, the prices of which have fluctuated significantly in recent years. Increases in the prices of some of these commodities could increase the costs of manufacturing our products and providing our services. We may not be able to pass on these costs to our customers or otherwise effectively manage price volatility and this could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We monitor these exposures as an integral part of our overall risk management program. In some cases, we enter into hedge contracts to insulate our results of operations from these fluctuations. These hedges are subject to the risk that our counterparty may not perform. As a result, changes in currency exchange rates, commodity prices and interest rates could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our future growth is dependent upon our ability to continue to adapt our products, services and organization to meet the demands of local markets in both developed and emerging economies and by developing or acquiring new technologies that achieve market acceptance with acceptable margins.

Our businesses operate in global markets that are characterized by customer demand that is often global in scope but localized in delivery. We compete with thousands of smaller regional and local companies that may be positioned to offer products produced at lower cost than ours, or to capitalize on highly localized relationships and knowledge that are difficult for us to replicate. For example, our Water & Environmental Systems segment has recently faced pricing competition from ductile iron pipe and fittings offered by companies who source their products from lower-cost countries. We have also found that in several emerging markets potential customers prefer local suppliers, in some cases because of existing relationships and in other cases because of local legal restrictions or incentives that favor local businesses. Accordingly, our future success depends upon a number of factors, including our ability to accomplish the following: adapt our products, services, organization, workforce and sales strategies to fit localities throughout the world, particularly in high growth emerging markets; identify emerging technological and other trends in our target end-markets; and develop or acquire competitive products and services and bring them to market quickly and cost-effectively. Adapting our businesses to serve more local markets will require us to invest considerable resources in building and expanding our network of after-market service centers and engineering and manufacturing facilities in those markets, as well as developing or acquiring new products and services. These expansion and development efforts divert resources from other potential investments in our businesses, and they may not lead to the desired outcome. As a result, the failure to effectively adapt our products or services to the needs of local markets, the failure of our technology, products or services to gain market acceptance, the potential for product defects or the obsolescence of our products and services could significantly reduce our revenue, increase our operating costs or otherwise materially and adversely affect our business, financial condition, results of operations and cash flows.

Inability to protect our intellectual property and expiration of our patents could negatively affect our competitive position.

We rely on a combination of patents, copyrights, trademarks, trade secrets, know-how, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. Although we have taken steps to protect our intellectual property, we cannot assure you that these steps will be adequate to prevent infringement of our rights or misappropriation of our technology, trade secrets or know-how. For example, effective patent, trademark, copyright and trade secret protection may be unavailable or limited in some of the countries in which we operate. In addition, while we generally enter into confidentiality agreements with our employees and third parties to protect our trade secrets, know-how, business strategy and other proprietary information, such confidentiality agreements could be breached or otherwise may not provide meaningful protection. Any proceedings to protect our intellectual property rights could be burdensome and costly, and we may not prevail. Further, adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and manufacturing expertise. Finally, for those products in our portfolio that rely on patent protection, once a patent has expired the product is generally open to competition. Products under patent protection usually generate significantly higher revenue than those not protected by patents. If we fail to successfully enforce our intellectual property rights or register new patents, our competitive position could suffer, which could harm our business, financial condition, results of operations and cash flows.

If we cannot obtain sufficient quantities of materials, components and equipment required for our manufacturing activities at competitive prices and quality and on a timely basis, or if our manufacturing capacity does not meet demand, our financial condition, results of operations and cash flows may suffer.

We purchase materials, components and equipment from unrelated parties for use in our manufacturing operations. If we cannot obtain sufficient quantities of these items at competitive prices and quality and on a timely basis, we may not be able to produce sufficient quantities of product to satisfy market demand, product shipments may be delayed or our material or manufacturing costs may increase. In addition, because we cannot always immediately adapt our cost structures to changing market conditions, our manufacturing capacity may at times exceed or fall short of our production requirements. Further, the costs of certain raw materials, such as copper and nickel, have been volatile historically and are influenced by factors that are outside our control. In addition, while we manufacture certain of the highly-engineered castings and forgings which are essential to our fabrication of valves for our customers at our foundries, we also purchase other castings and forgings from qualified and approved sources. Because we and many of our competitors rely on the same foundries to supply castings and forgings for our respective products, during periods of growth in the worldwide market for valves, we and our competitors have experienced delays in the supply of components in the past and could potentially experience such delays in the future. While we strive to offset our increased costs from material inflation and avoid component shortages through effective supply chain management and contractual provisions, we may be unable to pass increases in the costs of our raw materials on to our customers or achieve operational efficiencies. Any of these problems could result in the loss of customers, provide an opportunity for competing products to gain market acceptance and otherwise materially and adversely affect our business, financial condition, results of operations and cash flows.

Failure to attract, motivate, train and retain qualified personnel could adversely affect our business. We also rely on certain key personnel, the loss of whose services would adversely affect our business.

Our culture and guiding principles focus on continuously training, motivating and developing employees, and in particular we strive to attract, motivate, train and retain qualified engineers and managers to handle the day-to-day operations of a highly diversified organization. Many of our manufacturing processes, and many of the integrated solutions we offer, are highly technical in nature. Our ability to expand or maintain our business depends on our ability to hire, train and retain engineers with the skills necessary to understand and adapt to the continuously developing needs of our customers. The increasing demand for qualified personnel worldwide, and particularly in emerging markets, makes it more difficult for us to attract and retain employees with requisite technical skill sets. If we fail to attract, motivate, train and retain qualified personnel, or if we experience excessive turnover, we may experience declining sales, manufacturing delays or other inefficiencies, increased recruiting, training and relocation costs and other difficulties, and our business, financial condition, results of operations and cash flows could be materially and adversely affected.

In addition, certain of our businesses depend on the efforts, skills, reputations and business relationships of certain key personnel who are not obligated to remain employed with us. The loss of these personnel, particularly to competitors, could jeopardize our relationships with customers and materially and adversely affect our business, financial condition, results of operations and cash flows.

We have recognized, and may recognize in the future, substantial impairment charges.

Pursuant to accounting principles generally accepted in the United States, we are required to assess our goodwill, intangibles and other long-lived assets periodically to determine whether they are impaired. Disruptions to our business, unfavorable end-market conditions, protracted economic weakness, unexpected significant declines in operating results of reporting units, divestitures and market capitalization declines may result in material charges for goodwill and other asset impairments. For example, in the first quarter of 2011, we recorded a non-cash impairment charge of $35 million in our Water & Environmental Systems business segment. As of December 30, 2011, we maintained over $2 billion of goodwill and intangible assets on our balance sheet, which we believe is recoverable. However, fair value determinations require considerable judgment and are sensitive to change. Impairments to one or more of our reporting units could occur in future periods whether or not connected with the annual impairment analysis that we conduct in the fourth quarter of each year. Future impairment charges could materially affect our reported earnings in the periods of such charges and could adversely affect our financial condition and results of operations.

A material disruption of our operations, particularly at some of our manufacturing facilities, could adversely affect our business.

Many of our products are sourced from multiple manufacturing facilities. However, certain products, such as our Raychem brand of heat-tracing products, are sole-sourced from one manufacturing facility. If operations at our facilities, and in particular our sole-source facilities, were to be disrupted as a result of significant equipment failures, natural disasters, power outages, fires, explosions, terrorism, sabotage, adverse weather conditions, public health crises, labor disputes or other reasons, we may be unable to fill customer orders and otherwise meet customer demand for our products, which could adversely affect our financial performance. Interruptions in production could increase our costs and reduce our sales. Any interruption in production capability could require us to make substantial capital expenditures to fill customer orders, which could negatively affect our profitability and financial condition. We maintain property damage insurance that we believe to be adequate to provide for reconstruction of facilities and equipment, as well as business interruption insurance to mitigate losses resulting from any production interruption or shutdown caused by an insured loss. However, any recovery under our insurance policies may not offset the lost sales or increased costs that may be experienced during the disruption of operations, which could adversely affect our business, financial condition, results of operations and cash flow.

Our business may be adversely affected by work stoppages, union negotiations, labor disputes and other matters associated with our labor force.

As of September 30, 2011, we employed approximately 15,500 people worldwide, of which approximately 3,700 were employed in the United States and 11,800 were employed outside the United States. Approximately 4,800 of our employees were covered by collective bargaining agreements or works councils as of September 30, 2011. Although we believe that our relations with the labor unions and work councils that represent our employees are generally good and we have experienced no material strikes and only minor work stoppages recently, no assurances can be made that we will not experience in the future these and other types of conflicts with labor unions, works councils, other groups representing employees or our employees generally, or that any future negotiations with our labor unions will not result in significant increases in our cost of labor. Additionally, a work stoppage at one of our suppliers could materially and adversely affect our operations if an alternative source of supply were not readily available. Stoppages by employees of our customers also could result in reduced demand for our products.

If we do not successfully maintain and/or upgrade our information and technology networks, or if we are unable to maintain the security of our information and technology networks, our operations could be disrupted.

We rely on various information technology systems to manage our operations. We are continuously upgrading and consolidating our systems, including making changes to legacy systems, replacing legacy systems with successor systems with new functionality and acquiring new systems with new functionality. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the systems, demands on management time and other risks and costs of delays or difficulties in transitioning to new systems or of integrating new systems into our current systems. Our system implementations may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, the implementation of new technology systems may cause disruptions in our business operations and have an adverse effect on our business and operations, if not anticipated and appropriately mitigated.

We depend on the Internet and our information technology infrastructure for electronic communications among our locations around the world and between our personnel and suppliers and customers. Security breaches of this infrastructure can create system disruptions, shutdowns or unauthorized disclosure of confidential information. If we are unable to prevent such breaches, our operations could be disrupted or we may suffer financial damage or loss because of lost or misappropriated information.

Risks Relating to Legal, Regulatory and Compliance Matters

We will share responsibility for certain of our, Tyco’s and ADT’s income tax liabilities for tax periods prior to and including the distribution date, and such liabilities may include a portion of Tyco’s obligations under its tax sharing agreement with Covidien Ltd. (“Covidien”) and TE Connectivity Ltd. (“TE Connectivity”) for tax liabilities for tax periods prior to and including June 29, 2007.

In connection with the 2007 distributions of Covidien and TE Connectivity by Tyco (the “2007 Separation”), Tyco entered into a tax sharing agreement (the “2007 Tax Sharing Agreement”) that governs the rights and obligations of each party with respect to certain pre-2007 Separation tax liabilities and certain tax liabilities arising in connection with the 2007 Separation. More specifically, Tyco, Covidien and TE Connectivity share 27%, 42% and 31%, respectively, of income tax liabilities that arise from adjustments made by tax authorities to Tyco’s, Covidien’s and TE Connectivity’s U.S. and certain non-U.S. income tax returns and certain taxes attributable to internal transactions undertaken in anticipation of the 2007 Separation. In addition, in the event the 2007 Separation, or certain related transactions, is determined to be taxable as a result of actions taken after the 2007 Separation by Tyco, Covidien or TE Connectivity, the party responsible for such failure would be responsible for all taxes imposed on Tyco, Covidien or TE Connectivity as a result thereof. If none of the companies is responsible for such failure, then Tyco, Covidien and TE Connectivity would be responsible for such taxes in the same manner and in the same proportions as other shared tax liabilities under the 2007 Tax Sharing Agreement. Costs and expenses associated with the management of these shared tax liabilities are generally shared equally among the parties.

With respect to years prior to and including the 2007 Separation, tax authorities have raised issues and proposed tax adjustments that are generally subject to the sharing provisions of the 2007 Tax Sharing Agreement and which may require Tyco to make a payment to a taxing authority, Covidien or TE Connectivity. Tyco has recorded a liability of $437 million as of December 30, 2011 which it has assessed and believes is adequate to cover the payments that Tyco may be required to make under the 2007 Tax Sharing Agreement. Tyco is reviewing and contesting certain of the proposed tax adjustments.

With respect to adjustments raised by the IRS, although Tyco has resolved a substantial number of these adjustments, a few significant items remain open with respect to the audit of the 1997 through 2004 years. As of the date hereof, Tyco has not been able to resolve certain open items, which primarily involve the treatment of certain intercompany debt issued during the period, through the IRS appeals process. As a result, Tyco expects to litigate these matters once it receives the requisite statutory notices from the IRS, which is likely to occur within the next six months. However, the ultimate resolution of these matters is uncertain and could result in Tyco being responsible for a greater amount than it expects under the 2007 Tax Sharing Agreement.

In connection with the Distributions, we will enter into the 2012 Tax Sharing Agreement with Tyco and ADT that will be separate from the 2007 Tax Sharing Agreement and which will govern the rights and obligations of Tyco Flow Control, Tyco and ADT for certain pre-Distribution tax liabilities, including Tyco’s obligations under the 2007 Tax Sharing Agreement, as more fully described under “The Separation and Distribution Agreement and the Ancillary Agreements—Tax Sharing Agreement,” below. To the extent we are responsible for any liability under the 2012 Tax Sharing Agreement, there could be a material adverse impact on our financial position, results of operations, cash flows or our effective tax rate in future reporting periods.

We are party to asbestos-related product litigation that could adversely affect our financial condition, results of operations and cash flows.

We, along with numerous other companies, are named as defendants in a substantial number of lawsuits based on alleged exposure to asbestos-containing materials. These cases typically involve product liability claims based primarily on allegations of manufacture, sale or distribution of industrial products that either contained asbestos or were attached to or used with asbestos-containing components manufactured by third parties. Each case typically names between dozens to hundreds of corporate defendants. Historically, we and our subsidiaries have been identified as defendants in asbestos-related claims along with other Tyco subsidiaries. We have experienced an increase in the number of asbestos-related lawsuits over the past several years, including lawsuits by plaintiffs with mesothelioma-related claims. A large percentage of these suits have not presented viable legal claims and, as a result, have been dismissed or withdrawn. Our strategy has been, and continues to be, to mount a vigorous defense aimed at having unsubstantiated suits dismissed, and, only where appropriate, settling claims before trial. As of December 30, 2011, there were approximately 1,500 lawsuits pending, some involving multiple claimants, against entities that Tyco Flow Control will acquire in connection with the Distribution. We cannot predict with certainty the extent to which we will be successful in litigating or otherwise resolving lawsuits in the future and we continue to evaluate different strategies related to asbestos claims filed against us including entity restructuring and judicial relief. Unfavorable rulings, judgments or settlement terms could have a material adverse impact on our business, financial condition, results of operations and cash flows.

We currently record an estimated liability related to pending claims and claims estimated to be received over the next seven years, including related defense costs, based on a number of key assumptions and estimation methodologies. These assumptions are derived from claims experience over the past five years and reflect our expectations about future claim activities over the next seven years. These assumptions about the future may or may not prove accurate, and accordingly, we may incur additional liabilities in the future. A change in one or more of the inputs or the methodology that we use to estimate the asbestos liability could materially change the estimated liability and associated cash flows for pending and future claims. Although it is possible that we will incur additional costs for asbestos claims filed beyond the next seven years, we do not believe there is a reasonable basis for estimating those costs at this time. On a quarterly and annual basis, we review and update as appropriate, such estimated asbestos liabilities and assets and the underlying assumptions. Such an update could result in a material change in such estimated assets and liabilities.

We also record an asset that represents our best estimate of probable recoveries from insurers or other responsible parties for the estimated asbestos liabilities. There are significant assumptions made in developing estimates of asbestos-related recoveries, such as policy triggers, policy or contract interpretation, success in litigation in certain cases, the methodology for allocating claims to policies and the continued solvency of the insurers or other responsible parties. The assumptions underlying the recorded asset may not prove accurate, and as a result, actual performance by our insurers and other responsible parties could result in lower receivables and cash flows expected to reduce our asbestos costs. Due to these uncertainties, as well as our inability to reasonably estimate any additional asbestos liability for claims that may be filed beyond the next seven years, it is not possible to predict with certainty the ultimate outcome of the cost, nor potential recoveries, of resolving the pending and all unasserted asbestos claims. Additionally, we believe it is possible that the cost of asbestos claims filed beyond the next seven years, net of expected recoveries, could have a material adverse effect on our financial position, results of operations and cash flows.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act ( the “FCPA”) and similar anti-bribery laws outside the United States.

The FCPA and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the U.S. Department of Justice (“DOJ”) and the SEC, increased enforcement activity by non-U.S. regulators and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that are recognized as having governmental and commercial corruption and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Because many of our customers and end users are involved in infrastructure construction and energy production, they are often subject to increased scrutiny by regulators. We cannot assure you that our internal control policies and procedures will always protect us from reckless or criminal acts committed by our employees or third-party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, which could disrupt our business and result in a material adverse effect on our reputation, business, financial condition, results of operations or cash flows.

Furthermore, we are subject to investigations by the DOJ and the SEC related to allegations that improper payments have been made by our subsidiaries and third-party intermediaries in recent years in violation of the FCPA. We have continued to report to the DOJ and the SEC the remedial measures that we have taken in response to the allegations and our own internal investigations, and in February 2010, we initiated discussions with the DOJ and SEC aimed at resolving these matters, which remain ongoing. Although we have recorded our best estimate of potential loss related to these or other similar matters, it is possible that this estimate may differ from the ultimate loss determined in connection with the resolution of this matter, as we may be required to pay material fines, consent to injunctions on future conduct, consent to the imposition of a compliance monitor, or suffer other criminal or civil penalties or adverse impacts, including being subject to lawsuits brought by private litigants, each of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our failure to satisfy international trade compliance regulations may adversely affect us.

Our global operations require importing and exporting goods and technology across international borders on a regular basis. Certain of the products we manufacture are “dual use” products, which are products that may have both civil and military applications, or may otherwise be involved in weapons proliferation, and are often subject to more stringent export controls. From time to time, we obtain or receive information alleging improper activity in connection with imports or exports. Our policy mandates strict compliance with U.S. and non-U.S. trade laws applicable to our products. However, even when we are in strict compliance with law and our policies, we may suffer reputational damage if certain of our products are sold through various intermediaries to entities operating in sanctioned countries. When we receive information alleging improper activity, our policy is to investigate that information and respond appropriately, including, if warranted, reporting our findings to relevant governmental authorities. Nonetheless, we cannot provide assurance that our policies and procedures will always protect us from actions that would violate U.S. and/or non-U.S. laws. Any improper actions could subject us to civil or criminal penalties, including material monetary fines, or other adverse actions including denial of import or export privileges, and could damage our reputation and our business prospects.

Legislative action by the U.S. Congress could adversely affect us.

Legislative action could be taken by the U.S. Congress which, if ultimately enacted, could override tax treaties, or modify statutes or regulation upon which we rely, which could materially adversely affect our effective corporate tax rate. We cannot predict the outcome of any specific legislative proposals. If proposals were enacted that had the effect of disregarding our incorporation in Switzerland or limiting our ability as a Swiss company to take advantage of the tax treaties between Switzerland and the United States, we could be subject to increased taxation.

Changes in legislation or governmental regulations or policies can have a significant impact on our financial condition, results of operations and cash flows.

We operate in regulated industries and due to the international scope of our operations, the system of laws and regulations to which we are subject is complex. Our U.S. operations are subject to regulation by a number of federal, state and local governmental agencies with respect to safety of operations and equipment, labor and employment matters and financial responsibility. Intrastate operations in the United States are subject to regulation by state regulatory authorities, and our international operations are regulated by the countries in which they operate and by extra-territorial laws. We and our employees are subject to various U.S. federal, state and local laws and regulations, as well as non-U.S. laws and regulations. Changes in laws or regulations could require us to change the way we operate, which could increase costs or otherwise disrupt operations. No assurances can be made that we will continue to be found to be operating in compliance with, or be able to detect violations of, any such laws or regulations. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted. Failure to comply with any applicable laws or regulations could result in substantial fines or revocation of our operating permits and licenses. If laws and regulations changed or we failed to comply, our financial condition, results of operations and cash flows could be materially and adversely affected.

Our operations expose us to the risk of material environmental liabilities, litigation and violations.

We are subject to numerous U.S. federal, state and local and non-U.S. environmental protection and health and safety laws governing, among other things:

•	the generation, storage, use and transportation of hazardous materials;

•	emissions or discharges of substances into the environment;

•	the investigation and remediation of contaminated sites; and

•	the health and safety of our employees.

We cannot assure you that we have been or will be at all times in compliance with environmental and health and safety laws. If we violate these laws, we could be fined, criminally charged or otherwise sanctioned by regulators.

Certain environmental laws impose liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances at their properties or at properties at which they have disposed of hazardous substances. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances.

We have projects underway at several current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations by us or by other businesses that previously owned or used the properties. These projects relate primarily to hazardous substance contamination cleanup.

In addition, we remain responsible for certain environmental issues at manufacturing locations previously sold by us. We are also currently the plaintiff in several lawsuits to recover remediation costs from other businesses that previously owned or used properties that we own or previously owned, but these lawsuits may not be successful or if successful, we may not be able to enforce any judgments awarded in our favor.

The ultimate cost of cleanup at disposal sites and manufacturing facilities is difficult to predict given uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. Based upon our experience, current information regarding known contingencies and applicable laws, we concluded that it is probable that we would incur remedial costs in the range of approximately $8 million to $22 million as of December 30, 2011. As of December 30, 2011, we concluded that the best estimate within this range is $12 million, of which $9 million is included in accrued and other current liabilities and $3 million is included in other liabilities in the Combined Balance Sheet. Environmental laws are complex, change frequently and have tended to become more stringent over time. While we have budgeted for future capital and operating expenditures to maintain compliance with such laws, we cannot provide assurance that our costs of complying with current or future environmental protection and health and safety laws, or our liabilities arising from past or future releases of, or exposures to, hazardous substances will not exceed our estimates or materially adversely affect our financial condition, results of operations and cash flows. We may also be subject to material liabilities for additional environmental claims for personal injury or cleanup in the future based on our past, present or future business activities or for existing environmental conditions of which we are not presently aware.

Enacted and proposed climate protection regulations and legislation may impact our operations or those of our customers.

Government authorities and agencies in the United States and in other jurisdictions have in recent years promulgated or considered promulgating climate-related legislation and regulations that are focused on restricting greenhouse gas emissions. To the extent our customers, particularly those involved in the oil & gas, power generation, petrochemical processing or petroleum refining industries, are subject to any of these or other similar proposed or newly enacted laws and regulations, we are exposed to risks that the additional costs by customers to comply with such laws and regulations could impact their ability or desire to continue to operate at similar levels in certain jurisdictions as historically seen or as currently anticipated, which could negatively impact their demand for our products and services. For example, new laws and regulations establishing an emissions cap-and-trade regime and those that might favor the increased use of non-fossil fuels, including nuclear, wind, solar and bio-fuels or that are designed to increase energy efficiency, could dampen demand for oil & gas production or power generation, resulting in lower spending by our customers for our products and services. Finally, our business could be negatively affected by physical changes or changes in weather patterns related to climate change, which could result in damages to or loss of our physical assets, impact to our ability to conduct operations and/or disrupt our customers’ operations.

We are subject to a variety of claims and litigation that could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

In the normal course of our business, we are subject to claims and lawsuits, including from time to time claims for damages related to product liability and warranties, litigation alleging the infringement of intellectual property rights, litigation alleging anti-competitive behavior and litigation related to employee matters and commercial disputes. In addition, the Separation and Distribution Agreement will require us to indemnify Tyco and ADT for certain claims related to our activities (including our activities as subsidiaries of Tyco prior to the Distribution) and also provide that under certain circumstances we may be liable for certain legal liabilities incurred by Tyco or ADT following the spin-off. See “Information About Tyco Flow Control—Legal Proceedings” and “The Separation and Distribution Agreement and the Ancillary Agreements” for additional information regarding our potential legal liabilities. In certain circumstances, patent infringement and antitrust laws permit successful plaintiffs to recover treble damages. The defense of these lawsuits may divert our management’s attention, and we may incur significant expenses in defending these lawsuits. In addition, we may be required to pay damage awards or settlements, or become subject to injunctions or other equitable remedies, that could have a material adverse effect on our business, financial condition, results of operations and cash flows. Moreover, any insurance or indemnification rights that we have may be insufficient or unavailable to protect us against potential loss exposures.

Risks Relating to Pentair

General economic conditions, including difficult credit and residential construction markets, affect demand for Pentair’s products.

Pentair competes in various geographic regions and product markets around the world. Among these, the most significant are global industrial markets (for both Technical Products and Water & Fluid Solutions) and residential markets (for Water & Fluid Solutions). Important factors for Pentair’s businesses include the overall strength of the economy and its customers’ confidence in the economy; industrial and governmental capital spending; the strength of the residential and commercial real estate markets; unemployment rates; availability of consumer and commercial financing for its customers and end-users; and interest rates. New construction for housing and home improvement activity fell in 2007, 2008 and 2009, which reduced revenue growth in the residential business within Water & Fluid Solutions. While Pentair saw some stabilization in 2010 and 2011, it believes that weakness in this market could negatively impact its revenues and margins in future periods. While Pentair attempts to minimize its exposure to economic or market fluctuations by serving a balanced mix of end markets and geographic regions, it cannot assure you that a significant or sustained downturn in a specific end market or geographic region would not have a material adverse effect on it.

Pentair is exposed to political, regulatory, economic and other risks that arise from operating a multinational business.

Sales outside of the United States, including export sales from Pentair’s domestic businesses, accounted for approximately 40% of its net sales in 2011. Further, most of Pentair’s businesses obtain some products, components and raw materials from foreign suppliers. Accordingly, Pentair’s business is subject to the political, regulatory, economic and other risks that are inherent in operating in numerous countries. These risks include:

•	changes in general economic and political conditions in countries where Pentair operates, particularly in emerging markets;

•	relatively more severe economic conditions in some international markets than in the United States;

•	the difficulty of enforcing agreements and collecting receivables through foreign legal systems;

•	trade protection measures and import or export licensing requirements and restrictions;

•	the possibility of terrorist action affecting Pentair or its operations;

•	the imposition of tariffs, exchange controls or other trade restrictions;

•	difficulty in staffing and managing widespread operations in non-U.S. labor markets;

•	changes in tax laws or rulings could have an adverse impact on Pentair’s effective tax rate;

•	the difficulty of protecting intellectual property in foreign countries; and

•	changes in and required compliance with a variety of foreign laws and regulations.

As a result of its international operations and sales, Pentair is subject to the Foreign Corrupt Practices Act, the United Kingdom Bribery Act and other laws that prohibit improper payments or offers of improper payments. Pentair’s international activities create risk under such laws because its employees, consultants, sales agents or distributors are not always subject to its direct control. Any violations or alleged violations of these laws could result in significant fines or settlements, criminal sanctions against Pentair or its employees, reputational damage and prohibitions on the conduct of its business, including its business with the U.S. government.

Pentair’s business success depends in part on its ability to anticipate and effectively manage these and other risks. Pentair cannot assure you that these and other factors will not have a material adverse effect on its international operations or on its business as a whole.

Pentair’s international operations are subject to foreign market and currency fluctuation risks and the European Union debt crisis could adversely affect its results.

Pentair expects the percentage of its sales outside of the United States to continue to increase in the future. In some cases, foreign markets are susceptible to greater political, economic and social volatility than in Pentair’s other markets. Furthermore, its increased foreign business operations expose Pentair to currency fluctuations which could materially affect its financial results. The European Union currently accounts for the majority of Pentair’s foreign sales and income. The current debt crisis in Europe could lead to the re-introduction of individual currencies in certain European Union countries or in the wholesale dissolution of the euro currency. The resulting impact on euro-denominated obligations and assets is impossible to predict, but it could adversely affect the value of such obligations and assets. Also, the effect of the debt crisis in Europe could have an adverse affect on the capital markets generally, specifically impacting the ability of Pentair’s business and financial partners to finance their businesses on acceptable terms, if at all, the availability of materials and supplies and demand for Pentair’s products.

Pentair’s inability to sustain organic growth could adversely affect its financial performance.

Over the past five years, Pentair’s organic growth has been generated in part from expanding international sales, entering new distribution channels, introducing new products and price increases. To grow more rapidly than its end markets, Pentair would have to continue to expand its geographic reach, further diversify its distribution channels, continue to introduce new products and increase sales of existing products to its customer base. Difficult economic and competitive factors may materially and adversely impact Pentair’s financial performance. Pentair has chosen to focus its growth initiatives in specific end markets and geographies. Pentair cannot provide assurance that these growth initiatives will be sufficient to offset revenue declines in other markets.

Pentair has significant goodwill and intangible assets and future impairment of its goodwill and intangible assets could have a material negative impact on its financial results.

Pentair tests goodwill and indefinite-lived intangible assets for impairment on an annual basis, by comparing the estimated fair value of each of its reporting units to their respective carrying values on their balance sheets. At December 31, 2011 Pentair’s goodwill and intangible assets were approximately $2,866.2 million and represented approximately 62.5% of its total assets. Long-term declines in projected future cash flows could result in future goodwill and intangible asset impairments. Because of the significance of Pentair’s goodwill and intangible assets, any future impairment of these assets could have a material adverse effect on its financial results.

In the fourth quarter of 2011, Pentair completed its annual goodwill impairment review. As a result, Pentair recorded a pre-tax non-cash impairment charge of $200.5 million in the fourth quarter of 2011. This represents impairment of goodwill in its Residential Filtration reporting unit, part of Water & Fluid Solutions. The impairment charge resulted from changes in Pentair’s forecasts in light of economic conditions prevailing in these markets and due to continued softness in the end-markets served by residential water treatment components.

Material cost and other inflation have adversely affected and could continue to affect Pentair’s results of operations.

In the past, Pentair has experienced material cost and other inflation in a number of its businesses. Pentair strives for productivity improvements and implements increases in selling prices to help mitigate cost increases in raw materials (especially metals and resins), energy and other costs such as pension, health care and insurance. Pentair continues to implement operational initiatives in order to mitigate the impacts of this inflation and continuously reduce its costs. Pentair cannot provide assurance, however, that these actions will be successful in managing its costs or increasing its productivity. Continued cost inflation or failure of Pentair’s initiatives to generate cost savings or improve productivity would likely negatively impact its results of operations.

Pentair’s businesses operate in highly competitive markets, so Pentair may be forced to cut prices or to incur additional costs.

Pentair’s businesses generally face substantial competition in each of their respective markets. Competition may force Pentair to cut prices or to incur additional costs to remain competitive. Pentair competes on the basis of product design, quality, availability, performance, customer service and price. Present or future competitors may have greater financial, technical or other resources which could put Pentair at a disadvantage in the affected business or businesses. Pentair cannot provide assurance that these and other factors will not have a material adverse effect on its future results of operations.

Seasonality of sales and weather conditions may adversely affect Pentair’s financial results.

Pentair experiences seasonal demand in a number of markets within Water & Fluid Solutions. End-user demand for pool equipment in Pentair’s primary markets follows warm weather trends and is at seasonal highs from April to August. The magnitude of the sales increase is partially mitigated by employing some advance sale or “early buy” programs (generally including extended payment terms and/or additional discounts). Demand for residential and agricultural water systems is also impacted by weather patterns, particularly by heavy flooding and droughts. Pentair cannot assure you that seasonality and weather conditions will not have a material adverse effect on its results of operations.

Intellectual property challenges may hinder Pentair’s ability to develop, engineer and market its products.

Patents, non-compete agreements, proprietary technologies, customer relationships, trademarks, trade names and brand names are important to Pentair’s business. Intellectual property protection, however, may not preclude competitors from developing products similar to Pentair’s or from challenging Pentair’s names or products. Pentair’s pending patent applications, and its pending copyright and trademark registration applications, may not be allowed or competitors may challenge the validity or scope of its patents, copyrights or trademarks. In addition, Pentair’s patents, copyrights, trademarks and other intellectual property rights may not provide it a significant competitive advantage. Over the past few years, Pentair has noticed an increasing tendency for participants in its markets to use conflicts over and challenges to intellectual property as a means to compete. Patent and trademark challenges increase Pentair’s costs to develop, engineer and market its products. Pentair may need to spend significant resources monitoring its intellectual property rights and it may or may not be able to detect infringement by third parties.

Pentair’s results of operations may be negatively impacted by litigation.

Pentair’s businesses expose it to potential litigation, such as product liability claims relating to the design, manufacture and sale of its products. While Pentair currently maintains what it believes to be suitable product liability insurance, Pentair cannot provide assurance that it will be able to maintain this insurance on acceptable terms or that this insurance will provide adequate protection against potential or previously existing liabilities. In addition, Pentair self-insures a portion of product liability claims. A series of successful claims against Pentair for significant amounts could materially and adversely affect its product reputation, financial condition, results of operations and cash flows.

Pentair is exposed to potential environmental and other laws, liabilities and litigation.

Pentair is subject to federal, state, local and foreign laws and regulations governing its environmental practices, public and worker health and safety, and the indoor and outdoor environment. Compliance with these environmental, health and safety regulations could require Pentair to satisfy environmental liabilities, increase the cost of manufacturing its products or otherwise adversely affect its business, financial condition and results of operations. Any violations of these laws by Pentair could cause it to incur unanticipated liabilities that could harm its operating results and cause its business to suffer. Pentair is also required to comply with various environmental laws and maintain permits, some of which are subject to discretionary renewal from time to time, for many of its businesses and it could suffer if Pentair is unable to renew existing permits or to obtain any additional permits that it may require. Compliance with environmental requirements also could require significant operating or capital expenditures or result in significant operational restrictions.

Pentair has been named as defendant, target or a potentially responsible party (“PRP”) in a number of environmental clean-ups relating to its current or former business units. Pentair has disposed of a number of businesses in recent years and in certain cases, Pentair has retained responsibility and potential liability for certain environmental obligations. Pentair has received claims for indemnification from certain purchasers. Pentair may be named as a PRP at other sites in the future for existing business units, as well as both divested and acquired businesses.

The cost of cleanup and other environmental liabilities can be difficult to accurately predict. In addition, environmental requirements change and tend to become more stringent over time. Thus, Pentair cannot provide assurance that its eventual environmental clean-up costs and liabilities will not exceed the amount of its current reserves.

Pentair is exposed to certain regulatory and financial risks related to climate change.

Climate change is receiving ever increasing attention worldwide. Many scientists, legislators and others attribute global warming to increased levels of greenhouse gases, including carbon dioxide, which has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. The U.S. Congress and federal and state regulatory agencies have been considering legislation and regulatory proposals that would regulate and limit greenhouse gas emissions. It is uncertain whether, when and in what form a federal mandatory carbon dioxide emissions reduction program may be adopted. Similarly, certain countries have adopted the Kyoto Protocol and this and other existing international initiatives or those under consideration could affect Pentair’s international operations. These actions could increase costs associated with Pentair’s operations, including costs for raw materials and transportation. Because it is uncertain what laws will be enacted, Pentair cannot predict the potential impact of such laws on its future consolidated financial condition, results of operations or cash flows.

Risks Relating to the Liquidity of the Combined Business and Financial Markets

Disruptions in the financial markets could adversely affect us, our customers and our suppliers by increasing funding costs or reducing availability of credit.

In the normal course of our business, we may access credit markets for general corporate purposes, which may include repayment of indebtedness, acquisitions, additions to working capital, repurchase of common shares, capital expenditures and investments in our subsidiaries. Although we expect to have sufficient liquidity to meet our foreseeable needs after completing the financing transactions contemplated in connection with the Transactions, our access to and the cost of capital could be negatively impacted by disruptions in the credit markets. In 2009 and 2010, credit markets experienced significant dislocations and liquidity disruptions, and similar disruptions in the credit markets could make financing terms for borrowers unattractive or unavailable. These factors may make it more difficult or expensive for us to access credit markets if the need arises. In addition, these factors may make it more difficult for our suppliers to meet demand for their products or for prospective customers to commence new projects, as customers and suppliers may experience increased costs of debt financing or difficulties in obtaining debt financing. Disruptions in the financial markets have had adverse effects on other areas of the economy and have led to a slowdown in general economic activity that may continue to adversely affect our businesses. These disruptions may have other unknown adverse affects. One or more of these factors could adversely affect our business, financial condition, results of operations or cash flows.

Our customers, prospective customers and suppliers may need assurances that our financial stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.

Some of our customers, prospective customers and suppliers may need assurances that our financial stability following the Transactions is sufficient to satisfy their requirements for doing or continuing to do business with them. If our customers, prospective customers or suppliers are not satisfied with our financial stability, it could have a material adverse effect on our ability to bid for and obtain or retain projects, our business, financial condition, results of operations and cash flows.

Covenants in our debt instruments may adversely affect us.

As discussed under “Description of Material Indebtedness,” we expect to complete financing transactions prior to the completion of the Transactions, as a result of which we would incur new indebtedness under one or more credit agreements or indentures. We expect our credit agreements to contain customary financial covenants.

Our ability to meet the financial covenants can be affected by events beyond our control, and we cannot provide assurance that we will meet those tests. A breach of any of these covenants could result in a default under our credit agreements or indentures. Upon the occurrence of an event of default under any of our credit facilities or indentures, the lenders or trustees could elect to declare all amounts outstanding thereunder to be immediately due and payable and, in the case of credit facility lenders, terminate all commitments to extend further credit. If the lenders or trustees accelerate the repayment of borrowings, we cannot provide assurance that we will have sufficient assets to repay our credit facilities and our other indebtedness. Furthermore, acceleration of any obligation under any of our material debt instruments will permit the holders of our other material debt to accelerate their obligations, which could have a material adverse affect on our financial condition.

We expect to incur new indebtedness at or prior to consummation of the Transactions, and the degree to which we will be leveraged following completion of the Transactions could have a material adverse effect on the combined business, financial condition or results of operations.

We have historically relied upon Tyco for working capital requirements on a short-term basis and for other financial support functions. After the Transactions, we will not be able to rely on the earnings, assets or cash flow of Tyco, and we will be responsible for servicing our own debt, and obtaining and maintaining sufficient working capital. As discussed under “Description of Material Indebtedness,” we expect to complete financing transactions prior to the completion of the Transactions, as a result of which we would incur new indebtedness under one or more credit agreements or indentures.

Our ability to make payments on and to refinance our indebtedness, including the debt incurred pursuant to the Transactions as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are not able to repay or refinance our debt as it becomes due, we may be forced to sell assets or take other disadvantageous actions, including (i) reducing financing in the future for working capital, capital expenditures and general corporate purposes or (ii) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. The lenders who hold such debt could also accelerate amounts due, which could potentially trigger a default or acceleration of any of our other debt.

We may increase our debt or raise additional capital in the future, which could affect our financial health, and may decrease our profitability.

At the Effective Time, we expect the combined company to have approximately $1.8 billion of total debt outstanding. We may increase our debt or raise additional capital in the future, subject to restrictions expected to be in our debt agreements. If our cash flow from operations is less than we anticipate, or if our cash requirements are more than we expect, we may require more financing. However, debt or equity financing may not be available to us on terms acceptable to us, if at all. If we incur additional debt or raise equity through the issuance of additional capital stock, the terms of the debt or capital stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations than we currently have. If we raise funds through the issuance of additional equity, your percentage ownership in us would decline. If we are unable to raise additional capital when needed, it could affect our financial health, which could negatively affect your investment in us. Also, regardless of the terms of our debt or equity financing, the amount of our stock that we can issue may be limited because the issuance of our stock may cause the Distribution to be a taxable event for Tyco under Section 355(e) of the Code, and under the 2012 Tax Sharing Agreement, we could be required to indemnify Tyco for that tax. See “—We might not be able to engage in desirable strategic transactions and equity issuances following the Transactions because of restrictions relating to U.S. federal income tax requirements for tax-free distributions.”

Risks Relating to the Spin-Off and the Merger

If the Distribution, the ADT Distribution or certain internal transactions undertaken in anticipation of the spin-off are determined to be taxable for U.S. federal income tax purposes, we, our shareholders that are subject to U.S. federal income tax and/or Tyco could incur significant U.S. federal income tax liabilities.

Tyco has received a private letter ruling from the IRS regarding the U.S. federal income tax consequences of the Distributions to Tyco shareholders to the effect that, for U.S. federal income tax purposes, the Distribution will qualify as tax-free under Sections 355 and 361 of the Code and the ADT Distribution will qualify as tax-free under Section 355 of the Code, except for cash received in lieu of a fractional share of our common shares and the shares of ADT common stock. The private letter ruling also provides that certain internal transactions undertaken in anticipation of the Distribution will qualify for favorable treatment under the Code. In addition to obtaining the private letter ruling, Tyco expects to receive an opinion from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the Distribution for U.S. federal income tax purposes. The private letter ruling relies and the opinion will rely on certain facts and assumptions, and certain representations and undertakings, from us, ADT and Tyco regarding the past and future conduct of our respective businesses and other matters.

Notwithstanding the private letter ruling and the opinion, the IRS could determine on audit that the Distribution or the internal transactions should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated, or that the Distribution or the internal transactions should be taxable for other reasons, including as a result of significant changes in stock ownership (which might take into account changes in Tyco Flow Control stock ownership resulting from the Merger) or asset ownership after the Distribution. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the opinions will be based on current law, and cannot be relied upon if current law changes with retroactive effect. If the Distribution ultimately is determined to be taxable, the Distribution could be treated as a taxable dividend or capital gain to you for U.S. federal income tax purposes, and you could incur significant U.S. federal income tax liabilities. In addition, Tyco would recognize gain in an amount equal to the excess of the fair market value of our common shares and the shares of ADT common stock distributed to Tyco shareholders on the distribution date over Tyco’s tax basis in such common shares, but such gain, if recognized, generally would not be subject to U.S. federal income tax. However, we, ADT or Tyco could incur significant U.S. federal income tax liabilities if it is ultimately determined that certain internal transactions undertaken in anticipation of the Distribution are taxable.

In addition, under the terms of the 2012 Tax Sharing Agreement, in the event the Distribution, the ADT Distribution, or the internal transactions were determined to be taxable as a result of actions taken after the Distributions by us, ADT or Tyco, the party responsible for such failure would be responsible for all taxes imposed on us, ADT or Tyco as a result thereof. If such failure is not the result of actions taken after the Distributions by us, ADT or Tyco, then we, ADT and Tyco would be responsible for any taxes imposed on us, ADT or Tyco as a result of such determination in the same manner and in the same proportions as we share Shared Tax Liabilities (as defined in the section “The Separation and Distribution Agreement and the Ancillary Agreements—Tax Sharing Agreement”). Such tax amounts could be significant. In the event that any party to the 2012 Tax Sharing Agreement defaults in its obligation to pay Distribution Taxes (as defined in the section “The Separation and Distribution Agreement and the Ancillary Agreements—Tax Sharing Agreement”) to another party that arise as a result of no party’s fault, each non-defaulting party would be responsible for an equal amount of the defaulting party’s obligation to make a payment to another party in respect of such other party’s taxes.

If the Distributions or Merger are determined to be taxable for Swiss withholding tax purposes, we and Tyco could incur significant Swiss withholding tax liabilities.

Generally, Swiss withholding tax of 35% is due on dividends and similar distributions to Tyco’s shareholders, regardless of the place of residency of the shareholder. As of January 1, 2011, distributions to shareholders out of qualifying contributed surplus (Kapitaleinlage) accumulated on or after January 1, 1997 are exempt from Swiss withholding tax, if certain conditions are met (Kapitaleinlageprinzip). Tyco has obtained a ruling from the Swiss Federal Tax Authorities confirming that the Distributions qualify as payment out of such qualifying contributed surplus and no amount will be withheld by Tyco when making the Distributions.

It is a condition to closing of the Merger that, at the Effective Time, Tyco will have obtained one or more tax rulings from the Swiss Tax Administrations (“The Swiss Tax Ruling”), which rulings shall be in full force and effect on the Closing Date, confirming: (i) that the Merger will be a transaction that is generally tax-free for Swiss federal, cantonal, and communal tax purposes (including with respect to Swiss stamp tax and Swiss withholding tax); (ii) the relevant Swiss tax base of Panthro Acquisition for Swiss tax (including federal and cantonal and communal) purposes; (iii) the relevant amount of capital contribution reserves (Kapitaleinlageprinzip) which will be exempt from Swiss withholding tax in the event of a distribution to the Tyco Flow Control shareholders after the Merger; and (iv) that no Swiss stamp tax will be levied on certain post-Merger restructuring transactions.

These tax rulings rely on certain facts and assumptions, and certain representations and undertakings, from Tyco. Notwithstanding these tax rulings, the Swiss Federal Tax Administration could determine on audit that the Distributions or the Merger or certain internal transactions undertaken in anticipation of the Distributions should be treated as a taxable transaction for withholding tax or other tax purposes if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated. If the Distributions or the Merger ultimately are determined to be taxable for withholding tax or other tax purposes, we and Tyco could incur material Swiss withholding tax or other tax liabilities that could significantly detract from, or eliminate, the benefits of the Distributions and the Merger. In addition, we could become liable to indemnify Tyco for part of any Swiss withholding tax liabilities to the extent provided under the 2012 Tax Sharing Agreement. See “The Transactions—Material Swiss Tax Consequences of the Transactions.”

We might not be able to engage in desirable strategic transactions and equity issuances following the Transactions because of restrictions relating to U.S. federal income tax requirements for tax-free distributions.

It is not expected that, for U.S. federal income tax purposes, the Merger will result in the recognition of gain or loss, or the inclusion of any amount of income, by Tyco Flow Control, Panthro Acquisition, Panthro Merger Sub, or the Tyco shareholders. However, the Merger could significantly limit or restrict our ability to engage in desirable strategic transactions or equity issuances after the Transactions in order to preserve, for U.S. federal income tax purposes, the tax-free nature of the Distribution and certain related transactions. Even if the Distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, it may result in corporate-level gain to Tyco and certain of its affiliates under Section 355(e) of the Code if 50% or more, by vote or value, of our shares or Tyco’s shares are acquired or issued as part of a plan or series of related transactions that includes the Distribution. Any acquisitions or issuances of our shares or Tyco’s shares within two years after the Distribution will generally be presumed to be part of such a plan, although we or Tyco may be able to rebut that presumption. For purposes of this test, the Merger might be treated as part of such a plan or series of related transactions, but if so would not, by itself, cause the Distribution to be taxable to Tyco since Pentair shareholders will acquire less than 50% of Tyco Flow Control in the Merger. The change in ownership resulting from the Merger, if treated as part of a plan or series of related transactions that includes the Distribution, would be aggregated with other acquisitions or issuances of our shares that occur as part of a plan or series of related transactions that include the Distribution in determining whether a 50% change in ownership has occurred. The process for determining whether a change of ownership has occurred under the tax rules is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If Tyco Flow Control does not carefully monitor its compliance with these rules, Tyco Flow Control could inadvertently cause or permit a change of ownership to occur, triggering its obligation to indemnify Tyco or ADT pursuant to the 2012 Tax Sharing Agreement.

To preserve the tax-free treatment to Tyco of the Distribution, under the 2012 Tax Sharing Agreement, we expect that we will be prohibited from taking or failing to take any action that prevents the Distribution and related transactions from being tax-free. Further, for the two-year period following the Distribution, without obtaining the consent of Tyco and ADT, a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm, we may be prohibited from:

•	approving or allowing any transaction that results in a change in ownership of more than 35% of our common shares, when combined with any other changes in ownership of our common shares;

•	redeeming equity securities;

•	selling or otherwise disposing of more than 35% of Tyco Flow Control’s assets, or

•	engaging in certain internal transactions.

These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. Moreover, we expect the 2012 Tax Sharing Agreement to also provide that we will be responsible for any taxes imposed on Tyco or any of its affiliates or on ADT or any of its affiliates as a result of the failure of the Distribution or the internal transactions to qualify for favorable treatment under the Code if such failure is attributable to certain actions taken after the Distribution by or in respect of us, any of our affiliates or our shareholders.

The combined company may not realize the growth opportunities and cost synergies that are anticipated from the Merger.

The benefits that we expect to achieve as a result of the Merger will depend, in part, on the ability of the combined company to realize anticipated growth opportunities and cost synergies. The combined company’s success in realizing these growth opportunities and cost synergies, and the timing of this realization, depends on the successful integration of our business and operations and the Pentair business and operations. Even if the combined company is able to integrate the Tyco Flow Control and Pentair businesses and operations successfully, this integration may not result in the realization of the full benefits of the growth opportunities and cost synergies that we currently expect from this integration within the anticipated time frame or at all. For example, the combined company may be unable to eliminate duplicative costs. Moreover, the combined company may incur substantial expenses in connection with the integration of Tyco Flow Control’s business and the Pentair business. While we anticipate that certain expenses will be incurred, such expenses are difficult to estimate accurately, and may exceed current estimates. Accordingly, the benefits from the Merger may be offset by costs incurred or delays in integrating the businesses.

Our business strategy includes acquiring companies and making investments that complement our existing businesses. These acquisitions and investments could be unsuccessful or consume significant resources, which could adversely affect our operating results.

Together with Pentair we will continue to analyze and evaluate the acquisition of strategic businesses or product lines with the potential to strengthen our industry position or enhance our existing set of product and services offerings. We cannot assure that we will identify or successfully complete transactions with suitable acquisition candidates in the future. Nor can we assure you that completed acquisitions will be successful.

Acquisitions and investments may involve significant cash expenditures, debt incurrence, operating losses and expenses that could have a material adverse effect on our business, financial condition, results of operations and cash flows. Acquisitions involve numerous other risks, including:

•	diversion of management time and attention from daily operations;

•	difficulties integrating acquired businesses, technologies and personnel into our business;

•	difficulties in obtaining and verifying the financial statements and other business information of acquired businesses;

•	inability to obtain required regulatory approvals and/or required financing on favorable terms;

•	potential loss of key employees, key contractual relationships or key customers of acquired companies or of ours;

•	assumption of the liabilities and exposure to unforeseen liabilities of acquired companies, including risks related to the U.S. Foreign Corrupt Practices Act (the “FCPA”); and

•	dilution of interests of holders of our common shares through the issuance of equity securities or equity-linked securities.

It may be difficult for us to complete transactions quickly and to integrate acquired operations efficiently into our current business operations. Any acquisitions or investments may ultimately harm our business or financial condition, as such acquisitions may not be successful and may ultimately result in impairment charges.

After the Merger, we may not enjoy the same benefits that we did as a segment of Tyco.

There is a risk that the combined business of Tyco Flow Control and Pentair will be more susceptible to market fluctuations and other adverse events than Tyco historically has been. As part of Tyco, we have been able to enjoy certain benefits from Tyco’s operating diversity, purchasing power, available capital for investments and opportunities to pursue integrated strategies with Tyco’s other businesses. The combined business of Tyco Flow Control and Pentair will not be as diverse as Tyco’s business is currently and may not enjoy comparable integration opportunities, purchasing power or access to capital markets.

Our business, financial condition and results of operations may be adversely affected if we, Pentair and Tyco are unable to obtain required third party consents for certain contracts.

Certain contracts which are required by the Separation and Distribution Agreement to be transferred or assigned to Tyco Flow Control by Tyco and its subsidiaries contain provisions which require the consent of a third party to the transactions to effect such transfer or assignment. Similarly, certain of Pentair’s existing contracts contain provisions which require the consent of a third party to the Merger. If we, Pentair and Tyco are unable to obtain these consents on commercially reasonable and satisfactory terms or at all, our ability to obtain the benefit of such contracts in the future may be impaired.

Tyco Flow Control’s accounting and other management systems and resources may not be adequately prepared to quickly integrate and update the financial reporting systems of Tyco’s flow control business and Pentair following the Transactions.

Our financial results of Tyco’s flow control business previously were included within the consolidated results of Tyco, and we were not directly subject to the reporting and other requirements of the Exchange Act. As a result of the Transactions, we will be directly subject to reporting and other obligations under the Exchange Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. Following the Merger, we will be responsible for ensuring that all aspects of our business comply with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by independent registered public accounting firm addressing these assessments. Although the management of Pentair, which will continue as the management of Tyco Flow Control, has experience with these reporting and related obligations, ensuring compliance with respect to Tyco’s flow control business may place significant demands on our management, administrative and operational resources, including accounting systems and resources.

Under the Sarbanes-Oxley Act, we are required to maintain effective disclosure controls and procedures and internal controls over financial reporting. To comply with these requirements, we may need to upgrade our systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our and Pentair’s historical and pro forma combined financial data are not necessarily representative of the results we would have achieved as a combined company and may not be a reliable indicator of our future results.

Our and Pentair’s historical and pro forma financial data included in this Prospectus may not reflect what our results of operations, financial condition and cash flows would have been had we been a combined company during the periods presented, or what our results of operations, financial condition and cash flows will be in the future when we are a combined company. Among other factors, this is because:

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Prior to the Transactions, Tyco operated its flow control business as part of its broader corporate organization, and Tyco, or one of its affiliates, performed significant corporate functions for that business, including tax and treasury administration and certain governance functions, including internal audit and external reporting. Tyco Flow Control’s historical and pro forma financial statements reflect allocations of corporate expenses from Tyco for these and similar functions and may not reflect the costs that the combined company will incur for similar services in the future.

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The working capital and other capital required for the general corporate purposes of Tyco’s flow control business, including acquisitions and capital expenditures, historically have been satisfied as part of the company-wide cash management practices of Tyco. Following the completion of the Transactions, the combined business will need to generate its own funds to finance working capital or other cash requirements and may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities or other arrangements.

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Other significant changes may occur in our cost structure, management, financing and business operations as a result of Tyco’s flow control business and Pentair’s business operating as a combined business.

In addition, the pro forma financial data we have included in this Information Statement is based in part upon a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate, and accordingly, our pro forma financial data should not be assumed to be indicative of what our financial condition or results of operations actually would have been as a combined company nor to be a reliable indicator of what our financial condition or results of operations actually may be in the future.

For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Combined Financial Data for Tyco Flow Control,” “Selected Historical Consolidated Financial Data for Pentair,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Tyco Flow Control,” “Management Discussion and Analysis of Financial Condition and Results of Operations of Pentair” and our and Pentair’s financial statements and the notes thereto of this Prospectus.

The number of Tyco Flow Control shares that Tyco shareholders will receive in the Distribution is not subject to adjustment based on the performance of Tyco Flow Control or Pentair. Accordingly, because this performance may fluctuate, the relative market values of the Tyco Flow Control common shares that Tyco shareholders receive in the Distribution may not reflect the performance of the individual companies at the time of the Merger.

In connection with the Transactions, Tyco shareholders as of the record date or their transferees will own approximately 52.5% of the common shares of the combined Tyco Flow Control/Pentair entity on a fully-diluted basis after giving effect to the Merger. Tyco shareholders who receive Tyco Flow Control shares in the Distribution will not receive any new shares in the Merger and will continue to hold their existing shares of Tyco and Tyco Flow Control. If the economic performance of Pentair relative to Tyco Flow Control declines prior to the completion of the Merger, Tyco shareholders will not receive any compensation or adjustment to account for the effective diminishment in the value of their Tyco Flow Control shares received in the Distribution.

Investors holding Tyco Flow Control common shares immediately prior to the Merger will, in the aggregate, have a significantly reduced ownership and voting interest after the Merger and will exercise less influence over management.

Tyco Flow Control shareholders immediately prior to the Merger will, in the aggregate, own a significantly smaller percentage of the combined company after the Merger’s completion. Following completion of the

Merger and prior to the elimination of fractional shares, Tyco Flow Control shareholders immediately prior to the Merger collectively will own approximately 52.5% of the common shares of the combined company on a fully-diluted basis. Consequently, Tyco Flow Control shareholders immediately prior to the Merger, collectively, will be able to exercise less influence over the management and policies of the combined company than they could exercise over the management and policies of Tyco Flow Control immediately prior to the Merger. The directors of Pentair prior to the Merger will comprise ten of the up to twelve members of the board of directors of Tyco Flow Control following the Merger.

The integration of Tyco Flow Control and Pentair following the Merger may present significant challenges.

There is a significant degree of difficulty and management distraction inherent in the process of integrating the Tyco Flow Control and Pentair businesses. These difficulties include:

•	the challenge of integrating the Tyco Flow Control and Pentair businesses and carrying on the ongoing operations of each business;

•	the necessity of coordinating geographically separate organizations;

•	the challenge of integrating the business cultures of each company, which may prove to be incompatible;

•	the challenge and cost of integrating the information technology systems of each company; and

•	the potential difficulty in retaining key officers and personnel of Tyco Flow Control and Pentair.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of Tyco Flow Control’s or Pentair’s businesses. Members of Tyco Flow Control senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage the combined company, service existing customers, attract new customers and develop new products or strategies. If senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our business could suffer.

We cannot assure you that we will successfully or cost-effectively integrate the Pentair businesses and the existing businesses of Tyco Flow Control. The failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Regulatory agencies may delay or impose conditions on the approval of the spin-off and the Merger, which may diminish the anticipated benefits of the Merger.

Completion of the spin-off and Merger is conditioned upon the receipt of required government consents, approvals, orders and authorizations, including required approvals from foreign regulatory agencies. While we intend to pursue vigorously all required governmental approvals and do not know of any reason why we would not be able to obtain the necessary approvals in a timely manner, the requirement to receive these approvals before the spin-off and Merger could delay the completion of the spin-off and Merger, possibly for a significant period of time after Tyco shareholders have approved the Distribution at the special general meeting. In addition, these governmental agencies may attempt to condition their approval of the Merger on the imposition of conditions that could have a material adverse effect on Tyco Flow Control’s operating results or the value of Tyco Flow Control common shares after the spin-off and Merger are completed. Any delay in the completion of the spin-off and Merger could diminish anticipated benefits of the spin-off and Merger or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the Transactions. Any uncertainty over the ability of the companies to complete the spin-off and Merger could make it more difficult for Tyco Flow Control and Pentair to retain key employees or to pursue business strategies. In addition, until the spin-off and Merger are completed, the attention of Tyco Flow Control and Pentair management may be diverted from ongoing business concerns and regular business responsibilities to the extent management is focused on matters relating to the Transactions, such as obtaining regulatory approvals.

The pendency of the Merger could potentially adversely affect the business and operations of Tyco Flow Control and the Pentair business.

In connection with the pending Merger, some customers of each of Tyco Flow Control and the Pentair business may delay or defer decisions or may end their relationships with the relevant company, which could negatively affect the revenues, earnings and cash flows of Tyco Flow Control and Pentair, regardless of whether the Merger is completed. Similarly, it is possible that current and prospective employees of Tyco Flow Control and Pentair could experience uncertainty about their future roles with the combined company following the Merger, which could materially adversely affect the ability of each of Tyco Flow Control and Pentair to attract and retain key personnel during the pendency of the Merger.

Failure to complete the Transactions could adversely impact the market price of Tyco as well as Tyco’s business and operating results.

If the Transactions are not completed for any reason, the price of Tyco common shares may decline to the extent that the market price of Tyco common shares reflects positive market assumptions that the Distributions and the Merger will be completed and the related benefits will be realized. Tyco may also be subject to additional risks if the Merger is not completed, including:

•	depending on the reasons for termination of the Merger Agreement, the requirement that Tyco pay Pentair a termination fee of up to $370 million;

•	substantial costs related to the Merger, such as legal, accounting, filing, financial advisory and financial printing fees, must be paid regardless of whether the Merger is completed; and

•	potential disruption to Tyco’s businesses and distraction of Tyco’s workforce and management team.

The transaction structure may discourage other companies from trying to acquire Tyco or Tyco’s flow control business before or for a period of time following completion of the Transactions.

The Merger Agreement contains provisions that may discourage a third party from submitting an acquisition or business combination proposal to Tyco that might result in greater value to Tyco shareholders than the Merger. The Merger Agreement generally prohibits Tyco from soliciting any business combination or acquisition proposal for its businesses, including its flow control business. In addition, if the Merger Agreement is terminated by Tyco in circumstances that obligate it to pay a termination fee, its financial condition may be adversely affected as a result of the payment of the termination fee, which might deter third parties from proposing alternative business combination proposals. Further, certain provisions of the 2012 Tax Sharing Agreement, which are intended to preserve, for U.S. federal income tax purposes, the tax-free nature of the Distribution to Tyco, may discourage a third party from submitting an acquisition or business combination proposal to Tyco Flow Control for a period of time following the Transactions.

There is currently no public market for the combined company’s common shares and we cannot be certain that an active trading market will develop or be sustained after the spin-off and the Merger, and following the spin-off and the Merger the combined company’s stock price may fluctuate significantly.

Although Pentair’s common shares have been trading on the NYSE since 1978, there is currently no public market for the combined company’s common shares. We intend to list the combined company’s common shares on the NYSE. However, there can be no assurance that an active trading market for our common shares will develop as a result of the spin-off and the Merger or be sustained in the future. The lack of an active market may make it more difficult for you to sell our common shares and could lead to the price of our common shares being depressed or more volatile. We cannot predict the prices at which our common shares may trade after the spin-off and the Merger. The market price of our common shares may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

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the combined company’s business profile and market capitalization may not fit the investment objectives of some Pentair and Tyco shareholders and, as a result, these shareholders may sell our shares after the Transactions are completed;

•	actual or anticipated fluctuations in the operating results of the combined business due to factors related to our business;

•	success or failure of our combined business strategy;

•	the quarterly or annual earnings of the combined business, or those of other companies in our industry;

•	the ability of the combined business to obtain third-party financing as needed;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common shares after the spin-off and the Merger;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our combined company;

•	natural or environmental disasters that investors believe may affect us;

•	overall market fluctuations;

•	results from any material litigation or government investigation;

•	changes in laws and regulations affecting our combined business; and

•	general economic conditions and other external factors.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common shares. Until an orderly market develops, the trading prices for our common shares may fluctuate significantly.

Substantial sales of common shares may occur in connection with the spin-off and the Merger, which could cause our stock price to decline.

The Tyco Flow Control common shares that Tyco distributes to its shareholders in the Distribution and that we issue to Pentair shareholders in the Merger generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any significant shareholder to sell our common shares following the spin-off and the Merger, it is likely that some Tyco shareholders and some Pentair shareholders, including some large shareholders, will sell our common shares received in the Transactions, respectively, for various reasons such as if our business profile or market capitalization as a combined company following the Transactions does not fit their investment objectives. In particular, Tyco is a member of the S&P 500 Index, while the combined company will not initially be and may not be in the future. Accordingly, certain Tyco and Pentair shareholders may elect or be required to sell our shares following the spin-off and the Merger due to investment guidelines or other reasons. The sales of significant amounts of our common shares or the perception in the market that this will occur may result in the lowering of the market price of our common shares.

We cannot assure you that we will pay dividends on our common shares, and our indebtedness could limit our ability to pay dividends on our common shares.

Any dividend that may be proposed by our board of directors will be subject to approval by our shareholders at our annual general meeting. Whether our board of directors exercises its discretion to propose any dividends to holders of our common shares will depend on many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our board of directors deems relevant. See “Dividend Policy.”

There can be no assurance that we will pay a dividend or continue to pay any dividend if we do commence the payment of dividends. Additionally, indebtedness that we expect to incur in connection with the spin-off could have important consequences for holders of our common shares. If we cannot generate sufficient cash flow from operations to meet our debt-payment obligations, then our ability to pay dividends, if so determined by the board of directors, will be impaired and we may be required to attempt to restructure or refinance our debt, raise additional capital or take other actions such as selling assets, reducing or delaying capital expenditures or reducing our dividend. There can be no assurance, however, that any such actions could be effected on satisfactory terms, if at all, or would be permitted by the terms of our new debt or our other credit and contractual arrangements.

Our status as a Swiss corporation may limit our flexibility with respect to certain aspects of capital management and may cause us to be unable to make distributions without subjecting our shareholders to Swiss withholding tax.

Swiss law allows our shareholders to authorize share capital that can be issued by the board of directors without additional shareholder approval. This authorization is limited to 50% of the existing registered share capital and must be renewed by the shareholders every two years. Additionally, subject to specified exceptions, Swiss law grants preemptive rights to existing shareholders to subscribe to any new issuance of shares. Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of shares as the laws of some other jurisdictions. Swiss law also reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, dividends must be approved by shareholders. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided substantial benefits to our shareholders.

Under Swiss law, a Swiss corporation may pay dividends only if the corporation has sufficient distributable profits from previous fiscal years, or if the corporation has distributable reserves, each as evidenced by its audited statutory balance sheet. Freely distributable reserves are generally booked either as “free reserves” or as “contributed surplus” (contributions received from shareholders) in the “reserve from capital contributions.” Distributions may be made out of registered share capital—the aggregate par value of a company’s registered shares—only by way of a capital reduction. As of the date of the Distribution, we expect Tyco Flow Control to have CHF      of qualifying contributed surplus and CHF      of registered share capital on its audited statutory balance sheet. We expect the aggregate of these amounts (less the minimum registered share capital of CHF 100,000) to represent the amount available for future dividends or capital reductions on a Swiss withholding tax-free basis. An additional amount of qualifying contributed surplus will likely result from the Merger in the amount of the market capitalization of Pentair as reported on the NYSE at the Effective Time, minus the aggregate par value of the common shares of Tyco Flow Control that are newly issued to the holders of Pentair common stock at the time of the Merger. We will not be able to pay dividends or make other distributions to shareholders on a Swiss withholding tax-free basis in excess of that amount unless Tyco Flow Control increases its share capital or its reserves form capital contributions. We would also be able to pay dividends out of distributable profits or freely distributable reserves but such dividends would be subject to Swiss withholding taxes. There can be no assurance that we will have sufficient distributable profits, free reserves, reserves from capital contributions or registered share capital to pay a dividend or effect a capital reduction, that our shareholders will approve dividends or capital reductions proposed by us or that we will be able to meet the other legal requirements for dividend payments or distributions as a result of capital reductions.

Generally, Swiss withholding tax of 35% is due on dividends and similar distributions to our shareholders, regardless of the place of residency of the shareholder, unless the distribution is made to shareholders out of (i) a reduction of par value or (ii) assuming certain conditions are met, qualifying contributed surplus accumulated on or after January 1, 1997. A U.S. holder that qualifies for benefits under the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, which we refer to as the “U.S.-Swiss Treaty,” may apply for a refund of the tax withheld in excess of the

15% treaty rate (or in excess of the 5% reduced treaty rate for qualifying corporate shareholders with at least 10% participation in our voting stock, or for a full refund in the case of qualified pension funds). There can be no assurance that we will have sufficient qualifying contributed surplus to pay dividends free from Swiss withholding tax, or that Swiss withholding rules will not be changed in the future. In addition, we cannot provide assurance that the current Swiss law with respect to distributions out of qualifying contributed surplus will not be changed or that a change in Swiss law will not adversely affect us or our shareholders, in particular as a result of distributions out of qualifying contributed surplus becoming subject to additional corporate law or other restrictions. There are currently motions pending in the Swiss Parliament that purport to limit the distribution of qualifying contributed surplus. In addition, over the long term, the amount of par value available to us for par value reductions or qualifying contributed surplus available to us to pay out as distributions is limited. If we are unable to make a distribution through a reduction in par value or out of qualifying contributed surplus, we may not be able to make distributions without subjecting our shareholders to Swiss withholding taxes.

Under present Swiss tax laws, repurchases of shares for the purposes of cancellation are treated as a partial liquidation subject to 35% Swiss withholding tax on the difference between the repurchase price and the par value except, since January 1, 2011, to the extent attributable to qualifying contributed surplus (Kapitaleinlagereserven) if any. lf, and to the extent that, the repurchase of shares is out of retained earnings or other taxable reserves, the Swiss withholding becomes due. No partial liquidation treatment applies and no withholding tax is triggered if the shares are not repurchased for cancellation but held by Tyco Flow Control as treasury shares. However, should Tyco Flow Control not resell such treasury shares within six years, the withholding tax becomes due at the end of the six year period.

Although Tyco Flow Control may follow a share repurchase process for future share repurchases, if any, similar to a “second trading line” on the SIX Swiss Exchange in which Swiss institutional investors sell shares to Tyco Flow Control and are generally able to receive a refund of the Swiss withholding tax, if Tyco Flow Control is unable to use this process successfully, it may not be able to repurchase shares for the purposes of capital reduction without triggering Swiss withholding tax if and to the extent that the repurchase of shares is made out of retained earnings or other taxable reserves. No withholding tax would be applicable if and to the extent that tax free qualifying contributed surplus is attributable to the share repurchase.

Tyco Flow Control shares to be issued to holders of Pentair common shares must be registered in the Commercial Register of the Canton of Schaffhausen, Switzerland. Under Swiss law registration may be blocked thereby delaying or preventing the issuance of the shares and completion of the Merger.

Prior to the issuance of Tyco Flow Control shares to the holders of Pentair common shares, Tyco Flow Control must register the increase in its share capital with the Commercial Register of the Canton of Schaffhausen, Switzerland. Under Swiss law, this registration may be blocked for reasons beyond our control if a request to this effect is filed with the Commercial Register. Any blockage or delay to the registration of the newly issued Tyco Flow Control common shares would result in delays to the issuance of the shares and therefore to the completion of the Merger, which, if substantial, could have an adverse effect to the business, financial condition, results of operations or cash flows of Pentair, Tyco and Tyco’s flow control business.

Your percentage ownership in Tyco Flow Control may be diluted in the future.

Your percentage ownership in Tyco Flow Control may be diluted in the future because of additional equity awards that we expect will be granted to our directors, officers and employees in the future. We intend to establish equity incentive plans that will provide for the grant of common shares-based equity awards to our directors, officers and other employees. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments we may make in the future.

Swiss laws differ from the laws in effect in the United States and may afford less protection to holders of Tyco’s securities.

Because of differences between Swiss law and U.S. state and federal laws and differences between the governing documents of Swiss companies and those incorporated in the U.S., it may not be possible to enforce in Switzerland, court judgments obtained in the United States against us based on the civil liability provisions of the federal or state securities laws of the United States. As a result, in a lawsuit based on the civil liability provisions of the U.S. federal or state securities laws, U.S. investors may find it difficult to:

•	effect service within the United States upon us or our directors and officers located outside the United States;

•	enforce judgments obtained against those persons in U.S. courts or in courts in jurisdictions outside the United States; and

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enforce against those persons in Switzerland, whether in original actions or in actions for the enforcement of judgments of U.S. courts, civil liabilities based solely upon the U.S. federal or state securities laws.

Switzerland and the United States do not have a treaty providing for reciprocal recognition of and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

•	the non-Swiss court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;

•	the judgment of such non-Swiss court has become final and non-appealable;

•	the judgment does not contravene Swiss public policy;

•	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

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no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or that it was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Prospectus contains certain “forward-looking statements” regarding business strategies, market potential, future financial performance and other matters with respect to both Tyco Flow Control and Pentair. Without limitation, words such as “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. The forward-looking statements included in this Prospectus are made only as of the date of this Prospectus. These forward-looking statements are based on our and Pentair’s management’s current expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Except for the ongoing obligations to disclose material information under the U.S. federal securities laws, neither we, Pentair nor Tyco are under any obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise.

Various factors could adversely affect our and Pentair’s operations, business or financial results in the future and cause our and Pentair’s actual results to differ materially from those contained in the forward-looking statements, including those factors discussed in detail in “Risk Factors” beginning on page 25 of this Prospectus. Our and Pentair’s actual results could differ materially from management’s expectations because of these factors, including:

•	overall economic and business conditions;

•	competition in the markets we and Pentair serve;

•	conditions in the North American housing market;

•	increase in product liability and warranty claims;

•	failure to maintain required certifications;

•	delay in, or inability to, deliver backlog;

•	failure to win future project work;

•	economic and political conditions in international markets, including governmental changes and restrictions on the ability to transfer capital across borders;

•	volatility in currency exchange rates, commodity prices and interest rates;

•	inability to maintain, upgrade and protect information and technology networks;

•	failure to adapt products, services and organization to meet the demands of local markets in both developed and emerging economies;

•	failure of market to accept new product introductions and enhancements;

•	inability to protect intellectual property;

•	inability to attract and retain qualified personnel;

•	potential impairment of goodwill, intangibles and/or long-lived assets;

•	failure to realize expected benefits from divestitures and acquisitions;

•	disruptions at manufacturing facilities, including work stoppages, union negotiations and labor disputes;

•	inability to source raw material commodities and components from third parties without interruption and at reasonable prices;

•	the outcome of litigation, arbitrations and governmental proceedings, including any asbestos-related and environmental liability litigation;

•	changes in U.S. and non-U.S. government laws and regulations;

•	risks associated with adherence to international trade compliance regulations;

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results and consequences of internal investigations and governmental investigations concerning Tyco’s, our or Pentair’s governance, management, internal controls and operations including Tyco’s, and Pentair’s business operations outside the United States;

•	other capital market conditions, including availability of funding sources;

•	failure to fully realize expected benefits from the spin-off or the Merger;

•	inability to generate savings from excellence in operations initiatives consisting of lean enterprise, supply management and cash flow practices;

•	difficulty in operating as an independent public company separate from Tyco;

•	the possible effects on Tyco Flow Control of future legislation in the United States that may limit or eliminate potential U.S. tax benefits resulting from Tyco Flow Control’s Swiss incorporation; and

•	risks associated with our Swiss incorporation, including increased or different regulatory burdens, and the possibility that we may not realize anticipated tax benefits.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Prospectus. If one or more of these or other risks or uncertainties materialize, or if our or Pentair’s underlying assumptions prove to be incorrect, actual results may vary materially from what we or Pentair projected. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our or Pentair’s forward-looking statements.

THE TRANSACTIONS

Structure of the Spin-Off and the Merger

Tyco and Pentair have agreed pursuant to the Merger Agreement to merge Tyco’s flow control business with Pentair. Prior to consummating the Merger and pursuant to the Separation and Distribution Agreement, Tyco will transfer its flow control business to Tyco Flow Control and subsequently distribute all of Tyco Flow Control’s common shares to Tyco shareholders on a pro rata basis in the Distribution. Immediately following the Distribution, we and Pentair will consummate the Merger upon the terms and subject to the conditions of the Merger Agreement. Tyco Flow Control’s wholly owned, indirect subsidiary, Panthro Merger Sub, will merge with and into Pentair. Pentair will survive the Merger as a wholly-owned indirect subsidiary of Tyco Flow Control. As consideration for the Merger, shareholders of Pentair will receive one newly issued common share of Tyco Flow Control for each Pentair common share that they hold at the time of the Merger. Immediately after consummation of the Merger, on a fully-diluted basis, approximately 52.5% of the common shares of Tyco Flow Control will be held by Tyco shareholders as of the record date and their transferees and approximately 47.5% of the common shares of Tyco Flow Control will be held by the former shareholders of Pentair. After the Transactions, we will be an independent, publicly-traded company that operates Tyco’s flow control business and Pentair’s business. Tyco shareholders will continue to hold their shares of Tyco after the Distribution.

We encourage you to read carefully the sections titled “The Merger Agreement” and “The Separation and Distribution Agreement and the Ancillary Agreements” as well as the Merger Agreement and the Separation and Distribution Agreement which are attached to this Prospectus and incorporated herein by reference because they set forth the terms of the Merger and the Distribution, respectively.

Background of the Distributions and the Merger

Tyco regularly reviews and evaluates the various businesses that Tyco conducts and the fit that these businesses have within its overall business and growth strategies to help ensure that Tyco’s resources are being put to use in a manner that is in the best interests of Tyco and its shareholders. In 2007, Tyco completed the separation of its health care and electronics business through the distribution to shareholders of shares in Covidien and TE Connectivity. At and following that time, Tyco management and its board of directors have considered the possible separation or divestiture of other businesses in the Tyco portfolio, including its residential and small business security business and flow control business. At those times, however, due to a variety of factors, it was determined that the separation of the residential and small business security business and flow control business would not be in the best interest of Tyco shareholders, in part because Tyco’s board of directors and senior management believed that those businesses were, among other reasons, not of sufficient scale or sufficiently mature to successfully operate as independent, publicly-traded companies.

In the time period since the 2007 separation, Tyco has continued to refine its portfolio of businesses and has implemented a number of initiatives intended to increase efficiency and productivity. In addition, Tyco has strengthened its businesses, including its residential and small business security business and flow control business, through a number of acquisitions, divestitures and organic growth initiatives, including Tyco’s 2010 acquisition of Brink’s Home Security Holdings, Inc.

In 2011, in connection with Tyco’s continued review of its businesses and strategy, Tyco’s Board of Directors and senior management raised the possibility of separating its residential security business and commercial security business, as well as its flow control business into independent, publicly-traded companies. As part of these discussions, Tyco’s Board of Directors and senior management noted that each of its commercial fire and security, residential and small business security business and flow control business, albeit each segments of the larger Tyco, operate with distinct business models, each with different capital investment needs and growth profiles. Additionally, each of the three businesses provides products and services that are generally targeted towards different customers or different end markets, resulting in businesses with distinct operating models and capital requirements. ADT is a subscriber-based business with steady cash flow heavily focused in

North America; Flow Control is largely an industrial manufacturing business tied to longer lead-time infrastructure projects with significant overseas operations, in particular in emerging markets; and the commercial fire and security business is predominantly a product design, installation and services business. Apart from these distinctions, Tyco’s Board of Directors and senior management noted that each of the three businesses operated under the management of strong leadership teams, held leading positions within their respective markets and were of sufficient scale to operate successfully and grow as independent companies. Accordingly, following a thorough review of strategic alternatives for each of the businesses by Tyco’s Board of Directors held during a number of meetings in mid-2011, with the assistance of Tyco senior management and its external advisors, in September 2011, Tyco’s Board of Directors approved, based on certain reasons including those described in “Tyco’s Reasons for the Transactions” below, the pursuit of the separation of each of the Tyco residential and small business security business in the United States and Canada and flow control business by means of a distribution to Tyco shareholders, subject to approval of the separation by Tyco shareholders.

Following the announcement of the separation of the residential and small business security business in the United States and Canada and flow control business, Tyco was approached in November and December 2011 by two companies other than Pentair that expressed interest in a possible transaction involving that company and the flow control business. Following a review of these proposals with its outside advisors, Tyco determined that further pursuit of these proposals would not be in the best interests of Tyco shareholders.

In addition to the aforementioned proposals, on September 21, 2011, Randall J. Hogan, Chairman and Chief Executive Officer of Pentair, contacted Christopher J. Coughlin, former Executive Vice President and Chief Financial Officer and an advisor to Tyco, to discuss Pentair’s potential interest in a business combination with Tyco’s flow control business. Mr. Coughlin informed Mr. Hogan that Tyco’s flow control business was not for sale and that Tyco was committed to proceeding with its announced separation of Tyco’s flow control business. In November 2011, Mr. Hogan and Mr. Coughlin again discussed Pentair’s potential interest in a business combination with Tyco’s flow control business through the use of a “reverse Morris Trust” structure. Similarly, in December 2011, Mr. Hogan spoke with Timothy M. Donahue, a director of Tyco, regarding Pentair’s potential interest in a business combination with Tyco’s flow control business through the use of a “reverse Morris Trust” structure. After each of these discussions, Mr. Coughlin or Mr. Donahue informed Mr. Hogan that Tyco’s flow control business was not for sale and that Tyco was committed to proceeding with its announced separation of its flow control business. Mr. Edward D. Breen, Tyco’s Chairman and Chief Executive Officer, was informed of these discussions, who subsequently informed the members of Tyco’s Board of Directors.

In mid-December 2011, representatives of Deutsche Bank met with Mark Armstrong, Vice President of Mergers & Acquisitions for Tyco, to discuss Tyco’s views regarding options for the flow control business, including a potential “reverse Morris Trust” transaction with certain potential parties in industries similar or complementary to the flow control business, including Pentair.

On January 9, 2012, Mr. Coughlin called Mr. Hogan to discuss Tyco’s potential interest in a combination of its flow control business and Pentair through the use of a “reverse Morris Trust” structure.

On January 12, 2012, Tyco’s Board of Directors held a telephonic meeting at which point the Board of Directors authorized Mr. Breen and Tyco senior management and its outside advisors to continue discussions with Pentair regarding a potential “reverse Morris Trust” transaction and to undertake high-level diligence, subject to Pentair’s entry into a confidentiality agreement. Following this call, Mr. Hogan and Edward D. Breen, Tyco’s Chairman and Chief Executive Officer, discussed by telephone pursuing further discussion regarding a potential combination of Tyco’s flow control business and Pentair, including a meeting of their respective management teams.

On January 17, 2012, Pentair and Tyco entered into a mutual confidentiality agreement to permit the parties to exchange due diligence information.

On January 23, 2012, members of Pentair senior management met with members of Tyco senior management to review Tyco’s flow control business and the Pentair business, including legal due diligence matters.

On February 1, 2012, Mr. Hogan met with Mr. Breen and discussed the industrial logic for a combination of Pentair with Tyco’s flow control business, including expected positive shareholder impacts, valuation matters and expected synergies. Mr. Hogan made a valuation proposal that would result in Tyco Flow Control being owned approximately 49.9% by Pentair shareholders and 50.1% by Tyco shareholders and assumed that the Tyco Flow Control would at the time of the Transaction have $200 million in net indebtedness.

On February 2, 2012, representatives of Goldman Sachs & Co. (“Goldman”), financial advisor to Tyco, called representatives of Deutsche Bank, financial advisor to Pentair, to discuss that Tyco expected to provide to Pentair a valuation proposal that would result in Tyco Flow Control being owned approximately 43.0% by Pentair shareholders and 57.0% by Tyco shareholders.

On February 3, 2012, Mr. Hogan called Mr. Coughlin to discuss matters relating to the valuation of Pentair and Tyco’s flow control business.

On February 8, 2012, Mr. Breen and Mr. Hogan discussed by telephone a revised valuation proposal from Pentair that would result in Tyco Flow Control being owned approximately 48.75% by Pentair shareholders and 51.25% by Tyco shareholders. On February 8, 2012, Mr. Coughlin and Mr. Hogan also discussed by telephone the revised valuation proposal.

On February 9, 2012, representatives of Goldman called representatives of Deutsche Bank to discuss a revised valuation proposal from Tyco that would result in Tyco Flow Control being owned approximately 45.0% by Pentair shareholders and 55.0% by Tyco shareholders, which Mr. Breen then called Mr. Hogan to discuss.

On February 10, 2012, representatives of Deutsche Bank called representatives of Goldman to discuss a revised valuation proposal from Pentair that would result in Tyco Flow Control being owned approximately 48.0% by Pentair shareholders and 52.0% by Tyco shareholders.

On February 13, 2012, Mr. Hogan called Mr. Breen to further discuss valuation of Tyco’s flow control business and the Pentair business and to propose a process for Pentair to verify certain synergy assumptions and to review certain diligence matters related to Tyco’s flow control business.

On February 15, 2012, Mr. Hogan and Mr. Breen discussed by phone a preliminary valuation that would be based on Tyco’s flow control business having $275 million in net indebtedness at the time of the transaction and would result in Tyco Flow Control being owned approximately 47.5% by Pentair shareholders and 52.5% by Tyco shareholders. Mr. Hogan and Mr. Breen also discussed the proposed treatment of certain liabilities of Tyco’s flow control business. Mr. Breen and Mr. Hogan agreed to discuss these matters with their respective Boards of Directors.

Early February 16, 2012, Tyco’s Board of Directors held a telephonic meeting during which Mr. Breen and members of Tyco senior management provided an update on the status of discussions with Pentair, including the preliminary valuation and proposed treatment of liabilities discussed by Mr. Hogan and Mr. Breen on February 15, 2012. Following discussion, Tyco’s Board of Directors authorized Mr. Breen and senior management to continue exploring the potential transaction with Pentair. Later on February 16, 2012, management of Pentair met with management of Tyco to review potential operating synergies in a combination of Pentair and Tyco’s flow control business, the proposed Tyco Flow Control structure and certain diligence matters.

On February 17 and 20, 2012, Mr. Hogan and Mr. Breen discussed by telephone certain terms of the Transactions, including the proposed treatment of certain liabilities of Tyco’s flow control business in connection with the Transactions.

On February 24, 2012, the Tyco Board of Directors held a telephonic meeting to approve proceeding with discussions with and due diligence regarding Pentair in connection with the potential Merger. Following the meeting, Mr. Breen and Mr. Hogan discussed by telephone the outcome of the meeting of the Tyco Board of Directors.

On February 24, 2012, Tyco and Pentair began to exchange business, accounting, tax and legal due diligence documents and information relating to Tyco’s flow control business and Pentair through electronic data rooms, as well as telephone discussions and in-person meetings. Both parties and their advisors conducted due diligence through March 27, 2012.

On February 28, 2012, Mr. Hogan, with the consent of the Tyco board, met with Michael E. Daniels, Brian Duperreault, Bruce S. Gordon and R. David Yost, each a director of Tyco, to discuss the industrial logic for a combination of Pentair with Tyco’s flow control business, including expected positive shareholder impacts, valuation matters and expected synergies. Mr. Breen participated in this discussion by telephone.

On February 29, 2012, Mr. Hogan, with the consent of the Tyco board, called Mr. Raj Gupta, a Tyco director, to discuss the industrial logic for a combination of Pentair with Tyco’s flow control business, including expected positive shareholder impacts, valuation matters and expected synergies. That same day, Tyco’s legal advisors delivered to Pentair’s legal advisors an initial draft of the Merger Agreement.

On March 1, 2012, members of Pentair senior management met with senior management of Tyco and management of Tyco’s flow control business to review the operations of Tyco’s flow control business, operating synergies in a combination of Pentair and Tyco’s flow control business and certain diligence matters relating to Tyco’s flow control business and Pentair.

On March 2, 2012, Tyco’s legal advisors delivered to Pentair’s legal advisors an initial draft of the Separation and Distribution Agreement.

During the week of March 5, 2012, the parties exchanged comments on the draft Merger Agreement and Tyco’s legal advisors distributed to Pentair’s legal advisors an initial draft of the 2012 Tax Sharing Agreement.

On March 7, 2012, as part of a regularly scheduled meeting, Tyco’s Board of Directors met with senior management and its outside legal and financial advisors to review the current status and terms of a potential transaction with Pentair. As part of these discussions, senior management discussed with the Board of Directors the potential synergies arising from the transaction, and the fact that a majority of the value created from the realized synergies would inure to the Tyco shareholders holding shares of Tyco Flow Control following the spin-off.

On March 13, 2012, Pentair’s legal advisors delivered revised drafts of the Merger Agreement and Separation and Distribution Agreement to Tyco’s legal counsel.

On March 15, 2012, Mr. Hogan and Mr. Breen discussed by telephone the status of the negotiations for the proposed Transactions, a timetable for the Transactions and various governance matters for Tyco Flow Control.

During the week of March 19, 2012, the parties exchanged comments on the draft Merger Agreement, the draft Separation and Distribution Agreement, the draft 2012 Tax Sharing Agreement and the other draft Ancillary Agreements.

On March 20, 2012, Tyco’s Board of Directors held a telephonic meeting at which Mr. Breen and members of senior management provided an update to the board regarding the progress of negotiations with Pentair and certain due diligence matters, including the scope and amount of potential synergies from the transaction.

On March 21, 2012, Mr. Hogan and Mr. Breen discussed by telephone the status of the negotiations on the draft transaction agreements and discussed a possible composition of the board of directors of Tyco Flow Control that would consist of the current Pentair directors and up to two new directors selected by Tyco and reasonably acceptable to Pentair.

On March 26, 2012, the parties and certain of their advisors met in person and thereafter through the evening of March 27, 2012 by telephone to negotiate remaining open issues in the proposed Merger Agreement, the Separation and Distribution Agreement, the 2012 Tax Sharing Agreement and the Ancillary Agreements.

In the morning of March 27, 2012, the Tyco Board of Directors held a telephonic meeting to review and discuss various matters in connection with the Merger, including the terms of the Merger Agreement and the Separation and Distribution Agreement and the results of Tyco and its advisors’ due diligence review, based on materials distributed in advance of the meeting. Representatives of Tyco’s senior management and legal and financial advisors also participated in the meeting. During the meeting, Tyco’s legal advisors reviewed the board’s fiduciary duties in connection with its evaluation of the proposed Transactions and the material terms of the transaction agreements. Tyco’s financial advisors presented a detailed analysis of the transaction contemplated by the Merger Agreement and the Separation and Distribution Agreement. At the end of this presentation, Goldman Sachs delivered its oral opinion, which opinion was subsequently confirmed in writing, that, as of March 27, 2012 and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the Aggregate Merger Consideration (as defined in the Merger Agreement) to be paid pursuant to the Merger Agreement was fair from a financial point of view to Tyco Flow Control. Following discussion by the Tyco Board of Directors, the Tyco Board unanimously approved and authorized the execution, delivery and performance of the Merger Agreement and the Separation and Distribution Agreement and the transactions contemplated thereby, including the Merger.

In the afternoon of March 27, 2012, the Pentair board of directors met to review and approve the Merger, the Merger Agreement and the related transaction agreements, and in the evening of March 27, 2012, the appropriate parties entered into the Merger Agreement and the Separation and Distribution Agreement.

On March 28, 2012, before the opening of trading on the NYSE, Pentair and Tyco issued a joint press release announcing the Transactions and held a joint conference call for investors.

Tyco’s Reasons for the Transactions

In assessing and approving the spin-off on September 19, 2011, Tyco’s Board of Directors determined that the spin-off would be in the best interests of Tyco and its shareholders because it would provide a number of key benefits, including primarily: (i) greater strategic focus of financial resources and management’s efforts, (ii) direct and differentiated access to capital resources, (iii) enhanced investor choice through investment opportunities in three separate entities and (iv) improved ability to use stock as an acquisition currency. In assessing and approving the Merger, Tyco’s Board of Directors considered, among others, the fact that it believed both that (1) the Merger would provide many of the same key benefits as those underlying the board’s reasons for approval of the spin-off, while potentially adding additional benefits, including: (i) increased value to Tyco’s shareholders relative to Tyco Flow Control’s anticipated value on a standalone basis, (ii) Tyco shareholders would hold a majority of the common shares of a company with increased size and market capitalization, which could further improve Tyco Flow Control’s ability to use stock as an acquisition currency, to otherwise grow through acquisitions and to access the capital markets, (iii) Tyco shareholders would hold shares in a company with a product and service offering that is broader but complimentary to many of the products manufactured and sold by the flow control business and (iv) the combined company would be able to immediately benefit from Pentair’s existing public company infrastructure, including a senior management team with significant experience managing a publicly-traded company; and (2) the Transactions are more favorable to Tyco shareholders than the potential value that might result from an alternative business combination transaction involving the flow control business, including a sale of the flow control business by Tyco in a taxable transaction.

Greater Strategic Focus of Financial Resources. The flow control business represents a significant but minority portion of Tyco’s overall business. It has historically exhibited different financial and operating characteristics than Tyco’s other businesses. In particular, unlike Tyco’s commercial fire and security businesses and its residential and small business security business, the flow control business is largely an industrial manufacturing business. A significant portion of the flow control revenue is tied to expenditures tied to the flow control customers’ new capital projects and continuing maintenance capital investments, which tend to have longer lead-times compared to Tyco’s other businesses. As a result, financial results of the flow control business can vary more significantly from period to period than the financial results of Tyco’s commercial fire and security business and its residential security business. In addition, unlike ADT’s business, the flow control business generates a significant portion of its revenue from operations outside the United States. Owing to these and other factors, the flow control business and Tyco’s other businesses employ different capital expenditure and acquisition strategies. Consequently, Tyco’s Board of Directors determined in approving the spin-off that its current structure may not be optimized to design and implement the distinct strategies necessary to operate its businesses in a manner that maximizes the long-term value of each business and that the respective management resources of Tyco, ADT and Tyco Flow Control would be more efficiently utilized if Tyco’s management concentrated solely on the commercial fire and security business, ADT’s management concentrated solely on the residential and small business security business in the United States and Canada and Tyco Flow Control’s management concentrated solely on the flow control business. Pentair’s business and operations reflect many of the same characteristics as the flow control business, including significant manufacturing operations and overseas presence.

Direct and Differentiated Access to Capital Resources; Enhanced Investor Choices. After the spin-off, the flow control business will no longer need to compete with Tyco’s other businesses for capital resources. As an industrial manufacturing business with strong non-U.S. operations, the flow control business’ financial and operating characteristics differ from Tyco’s other businesses. Tyco believes that direct and differentiated access to capital resources would allow the flow control business to better optimize the amounts and terms of the capital needed for its business, aligning financial and operational characteristics with investor and market expectations. Tyco also believes that, as the majority of Pentair’s product and service offerings are complimentary to those of Tyco Flow Control, the combined business will similarly benefit from direct access to capital resources, but with the added benefit of increased scale, which scale could otherwise improve Tyco Flow Control’s ability to access the capital markets.

In addition, in approving the spin-off, Tyco concluded that it believed that the flow control business’ investment characteristics as a stand-alone, independent public company could appeal to types of investors who differ from Tyco’s current investors. Tyco’s Board of Directors continues to believe that to be the case for a combined flow control-Pentair business.

Increased Size and Broader Offering. At the time Tyco’s Board of Directors approved the spin-off, it concluded that one of the benefits of the spin-off would be to enable the flow control business to use its stock as currency to pursue certain financial and strategic objectives, including acquisitions, and that it would be able to more easily facilitate potential future transactions with similar businesses through the use of Tyco Flow Control’s stand-alone stock as consideration. In assessing the relative benefits of the Merger, Tyco’s Board of Directors considered that it believes that Tyco shareholders, as shareholders in the combined entity, would continue to benefit from the use of stock as acquisition currency, but would further benefit from the increased size and scale of the combined entity. Tyco believes that the combined flow control-Pentair business will be one of the larger publicly-traded entities focusing on the flow and thermal products industry, and that this size could help facilitate future acquisitions by Tyco Flow Control.

Complementary Business; Synergy Opportunities. In approving the Merger Agreement and the Merger, the Tyco board considered a number of factors relating to or arising from the complementary nature of the flow control and Pentair businesses, including:

•

that the combination of the Pentair and the flow control water businesses, the Thermal Controls business of Tyco Flow Control and the Technical Products segment, and the other operating segments of the two businesses will create an industry leader in the flow, valves and filtration industries;

•	the potential cost savings resulting from the Merger, including potential operational and tax synergies; and

•

the broader product and service offering offered by a combined flow control-Pentair business, and the potential for cross-selling opportunities and other revenue synergies that would be unavailable to Tyco Flow Control on a stand-alone basis.

Existing Public Company Infrastructure. In assessing the relative benefits to pursuing the Merger in addition to the spin-off, Tyco’s Board of Directors also considered that Tyco shareholders, as shareholders in a combined flow control-Pentair business, would benefit from Pentair’s existing public company infrastructure. As an existing public company, Pentair has in place the systems, controls, procedures and policies that are required to operate as a public-traded company and a senior management team with existing experience managing and operating a public company. Therefore, Tyco Flow Control will not be required to independently incur the same level of costs and expenses or otherwise expend the same level of resources as would otherwise be required to establish these systems, controls, policies and procedures if Tyco Flow Control were a stand-alone public company.

Appropriate Value for the Business. At the time of approval of the spin-off by the Tyco board, Tyco’s Board of Directors considered the fact that it believed that after the spin-off, investors would have been better positioned to evaluate the financial performance and strategy of the flow control business within the context of Tyco Flow Control’s markets and that this would have enhanced the likelihood that the flow control business achieve an appropriate market valuation. In approving the Merger, Tyco’s Board of Directors, acting with the assistance of Tyco management and its outside advisors, further considered that it believes that the Transactions as a whole would be more favorable to Tyco shareholders from a financial point of view than the spin-off without engaging in the Merger due to the anticipated value to be generated through the realization of potential synergies resulting from the Merger and the relative ownership of Tyco shareholders in the combined business immediately following the Merger. Furthermore, Tyco’s Board of Directors considered the fact that the Merger would not foreclose Tyco shareholders from receiving a further premium for their shares of Tyco Flow Control at a later date in a subsequent business combination transaction involving Tyco Flow Control.

Alternatives relative to the Merger. In the course of reaching its determination to approve the Merger Agreement and the Merger, Tyco’s Board of Directors, acting with the advice of management and its outside advisors, also considered the fact that it believes that the Transactions would be more favorable to Tyco shareholders than the potential value that might result from an alternative business combination transaction involving the flow control business, including a sale of the flow control business by Tyco in a taxable transaction, given the potential rewards, risks and uncertainties associated with those alternatives and the fact that the Transactions are intended to be tax-free for U.S. federal income tax purposes to Tyco and its shareholders.

In determining whether to effect the spin-off, the Board of Directors of Tyco also had considered the costs and risks associated with the spin-off, including:

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Some of the flow control business’ current and prospective customers and suppliers may not have believed that Tyco Flow Control’s financial stability on a stand-alone basis would be sufficient to satisfy their requirements for doing business with Tyco Flow Control. If those customers, prospective customers or suppliers were not satisfied with Tyco Flow Control’s financial stability, Tyco Flow Control may not have been successful in obtaining new business or retaining existing business.

•

The market price of Tyco Flow Control’s common stock could have fluctuated widely, depending on many factors, many of which would be beyond Tyco Flow Control’s control, including the sale of Tyco Flow Control shares by Tyco shareholders after the Distribution because Tyco Flow Control’s business profile and market capitalization may not fit their investment objectives.

•

By separating from Tyco, Tyco Flow Control may become more susceptible to, among other things, market fluctuations and other adverse events; actual or anticipated fluctuations in its operating results due to factors related to its business; and competitive pressures from new or existing competitors.

•	Certain costs and contingent liabilities that were otherwise less material to Tyco as a whole will be more material for Tyco Flow Control as a stand-alone company.

•

Tyco Flow Control has historically relied upon Tyco for working capital requirements on a short-term basis and for other financial support functions. After the spin-off, Tyco Flow Control will not be able to rely on Tyco’s earnings, assets or cash flows, and will be responsible for servicing its own debt and maintaining sufficient working capital.

•

Given Tyco Flow Control’s smaller size relative to Tyco, after the spin-off Tyco Flow Control may incur higher debt servicing costs on its indebtedness than it would have incurred as a subsidiary of Tyco and may not have access to less expensive sources of capital from short-term debt markets.

•

There are risks, costs and uncertainties relating to the execution of the spin-off, including the timing and certainty of the completion of the internal reorganization prior to the Distribution and the costs related to the Distribution. In addition, the costs for functions previously performed by or paid for by Tyco, such as accounting, tax, legal, human resources and other general and administrative functions, might be higher than anticipated, which could cause profitability to decrease.

Tyco believes that the Merger will help mitigate, while not eliminating entirely, the risks involved in many of the foregoing factors. However, in assessing its approval of the Merger and the Merger Agreement, Tyco’s Board of Directors also considered the added costs, complexities and countervailing factors associated with the Merger, including:

•	the risk that the potential benefits of the Merger might not be fully realized or realized within the expected time frame;

•

the challenges in combining the flow control business and Pentair’s business, including the possible disruption that might result from the transaction and the additional time and resources that would be required from Tyco and Tyco Flow Control management;

•	the risk inherent in seeking regulatory approvals from multiple governmental agencies in multiple jurisdictions;

•

the possibility that the Merger may not be consummated and the potential adverse consequences if the Merger is not completed, including the adverse consequences on the spin-off of the flow control business and the costs incurred and potential market and shareholder reaction; and

•	the fact that certain liabilities will be allocated between Tyco and Tyco Flow Control in a manner different than if Tyco were to pursue the spin-off of the flow control business without the Merger.

In view of the wide variety of factors considered in connection with the evaluation of the spin-off, the evaluation of the Merger, and the complexity of these matters, Tyco’s Board of Directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. Rather, the Tyco Board of Directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered, and certain directors may have assigned different weights to different factors.

Manner of Effecting the Spin-Off

Before we can complete the Merger and thereby combine our business with Pentair’s, Tyco must consummate the Distribution. Pursuant to the Separation and Distribution Agreement, Tyco will effect the Distribution by distributing all the outstanding Tyco Flow Control common shares at the time of the Distribution to Tyco shareholders as of the record date on a pro rata basis. Holders of Tyco common shares as of the record date will receive a number of Tyco Flow Control common shares equal to the quotient of (i) the product of (x) the number of Pentair common shares outstanding (determined on a fully-diluted basis calculated in accordance with the treasury method under U.S. GAAP without taking into account tax consequences to any party or any applicable vesting provisions) at 12:01 a.m. Eastern Standard Time on the distribution date, multiplied by (y) 1.10526316 divided by (ii) the number of Tyco common shares outstanding (determined on a fully-diluted basis calculated in accordance with the treasury method under U.S. GAAP without taking into account tax consequences to any party or any applicable vesting provisions) at 12:01 a.m. Eastern Standard Time on the distribution date. The result of this quotient is referred to herein as the “distribution ratio.”

Based on the number of fully diluted Pentair and Tyco shares outstanding as of     , 2012, we expect the distribution ratio to be approximately      Tyco Flow Control common shares per each Tyco common share. However, this ratio will be finally determined at the effective time of the Distribution based on the number of Pentair common shares and the number of Tyco common shares outstanding immediately prior to the Distribution. Therefore, the actual number of Tyco Flow Control common shares that Tyco shareholders are entitled to receive for each Tyco common share will change if the number of Tyco common shares outstanding or Pentair common shares outstanding changes for any reason. There is no maximum or minimum number of shares that will be issued. The number calculated above is not expected to change significantly because (1) Pentair currently has no plans to issue any of its common shares prior to the Effective Time other than pursuant to previous grants of equity incentive awards or pursuant to the exercise of employee stock options and stock-settled stock appreciation rights, in each case, in the ordinary course of business and (2) Tyco currently has no plans to issue any of its common shares prior to the Effective Time other than pursuant to previous grants of equity incentive awards or pursuant to the exercise of employee stock options and stock settled stock appreciation rights, in each case, in the ordinary course of business. In any event, the Merger Agreement provides that when the Merger is completed, former Pentair shareholders will own approximately 47.5% of the common shares of Tyco Flow Control and Tyco shareholders as of the record date and their transferees will own approximately 52.5% of the common shares of Tyco Flow Control on a fully-diluted basis.

Holders of Tyco common shares will not receive any fractional shares to its shareholders. Instead, a distribution agent will sell whole shares that otherwise would have been distributed as fractional shares in the open market at prevailing market prices net of brokerage fees and other costs, and distribute the aggregate net cash proceeds of the sales pro rata, based on the fractional share such holder would otherwise be entitled to receive, to each holder who otherwise would have been entitled to receive a fractional share in the Distribution. The distribution agent, in its sole discretion, without any influence by Tyco or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either Tyco or us.

The aggregate net cash proceeds of these sales generally will be taxable for U.S. federal income tax purposes but will not be subject to Swiss withholding tax. See “The Transactions—Material U.S. Federal Income Tax Consequences of the Transactions” and “The Transactions—Material Swiss Tax Consequences of the Transactions” for an explanation of the tax consequences of the Distribution. If you physically hold certificates for Tyco common shares and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately      days from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your Tyco common shares through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds. Shareholders should consult their bank or broker for further detail.

Tyco will distribute our common shares on     , 2012, the distribution date. Wells Fargo will serve as transfer agent and registrar for our common shares.

If you own Tyco common shares which were outstanding as of 5:00 p.m., New York City time on the record date, the Tyco Flow Control shares that you are entitled to receive in the Distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this distribution. If you sell common shares of Tyco in the “regular way” market up to and including the distribution date, you will be selling your right to receive our common shares in the Distribution.

Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your common shares of Tyco and you are the registered holder of the Tyco shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of our common shares that have been registered in book-entry form in your name.

Most Tyco shareholders hold their common shares of Tyco through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Tyco common shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the Tyco Flow Control common shares that you are entitled to receive in the Distribution. If you have any questions concerning the mechanics of having shares held in “street name,” we encourage you to contact your bank or brokerage firm.

The Distribution will not affect the number of outstanding common shares of Tyco or any rights of Tyco’s shareholders.

We have entered into the Separation and Distribution Agreement and will enter into other agreements with Tyco and ADT to effect the Distribution and provide a framework for our relationships with Tyco and ADT after the Distribution. These agreements will govern the relationships among Tyco, ADT and us subsequent to the completion of the Transactions and provide for the allocation between Tyco, ADT and us of Tyco’s assets, liabilities and obligations attributable to periods prior to our spin-off from Tyco. For a more detailed description of these agreements, see “The Separation and Distribution Agreement and the Ancillary Agreements.”

Material U.S. Federal Income Tax Consequences of the Transactions

The following is a summary of the material U.S. federal income tax consequences to Tyco and to the holders of Tyco common shares in connection with the Transactions. This summary is based on the Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this Prospectus and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of Tyco common shares that are U.S. Holders, as defined immediately below. A U.S. Holder is a beneficial owner of Tyco common shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a United States trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary also does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences to shareholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	persons who acquired Tyco common shares pursuant to the exercise of employee stock options or otherwise as compensation;

•	shareholders who own, or are deemed to own, at least 10% or more, by voting power or value, of Tyco equity;

•	holders owning Tyco common shares as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	holders who are subject to the alternative minimum tax; or

•	persons that own Tyco common shares through partnerships or other passthrough entities.

This summary does not address the U.S. federal income tax consequences to Tyco shareholders who do not hold Tyco common shares as a capital asset. Moreover, this summary does not address any state, local or non-U.S. tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Tyco common shares, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the tax consequences of the Distribution.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE TRANSACTIONS.

The Distribution

Tyco has received a private letter ruling from the IRS to the effect that, for U.S. federal income tax purposes, the Distribution, except for cash received in lieu of fractional shares of our stock, will qualify as tax-free under Sections 355 and 361 of the Code and that certain internal transactions undertaken in anticipation of the Distribution will qualify for favorable treatment under the Code.

In addition to obtaining the private letter ruling, Tyco expects to receive an opinion from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the Distribution for U.S. federal income tax purposes. The receipt by Tyco of the private letter ruling from the IRS (including that such rulings shall be in full force and effect on the closing date of the Merger) and the opinion from McDermott Will & Emery LLP are conditions to effecting the Distributions.

Assuming the Distribution qualifies under Sections 355 and 361 of the Code, for U.S. federal income tax purposes:

•	no gain or loss will be recognized by Tyco as a result of the Distribution;

•	no gain or loss will be recognized by, or be includible in the income of, a holder of Tyco common shares, solely as a result of the receipt of our common shares in the Distribution;

•

the aggregate tax basis of the Tyco common shares, the shares of ADT common stock and our common shares in the hands of Tyco’s shareholders immediately after the Distributions will be the same as the aggregate tax basis of the Tyco common shares held by the holder immediately before the Distributions, allocated among the Tyco common shares, the shares of ADT common stock and our common shares, including any fractional share interest for which cash is received, in proportion to their relative fair market values on the date of the Distributions;

•

the holding period of our common shares received by Tyco’s shareholders, including any fractional share interest for which cash is received, will include the holding period of their Tyco common shares, provided that such Tyco common shares are held as a capital asset on the date of the Distribution; and

•

a Tyco shareholder who receives cash in lieu of a fractional share of our common stock in the Distribution will be treated as having sold such fractional share for cash and generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such shareholder’s adjusted tax basis in the fractional share. That gain or loss will be a long-term capital gain or loss if the shareholder’s holding period for its Tyco common shares exceeds one year.

Although the private letter ruling generally is binding on the IRS, it is based on certain facts and assumptions, and certain representations and undertakings, from us and Tyco that certain conditions that are necessary to obtain tax-free treatment under the Code have been satisfied. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under the Code. Rather, the private letter ruling is based on representations by Tyco, ADT and us that these conditions have been or will be satisfied, and any inaccuracy in such representations could invalidate the ruling. The opinion that Tyco expects to receive from McDermott Will & Emery LLP will address all of the requirements necessary for the Distribution to qualify under Sections 355 and 361 of the Code and will be based on certain facts and assumptions, and certain representations and undertakings, provided by us, ADT, and Tyco. If any of these facts, representations, assumptions or undertakings is not correct or has been violated, the private letter ruling could be revoked retroactively or modified by the IRS, and our ability to rely on the opinion of counsel could be jeopardized. We are not aware of any facts or circumstances, however, that would cause these facts, representations or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

If, notwithstanding the conclusions included in the private letter ruling and the opinion, it is ultimately determined that the Distribution does not qualify as tax-free for U.S. federal income tax purposes, then Tyco would recognize gain in an amount equal to the excess of the fair market value of our common shares distributed to Tyco shareholders on the date of the Distribution over Tyco’s tax basis in such shares, but such gain, if recognized, generally would not be subject to U.S. federal income tax.

In addition, if the Distribution were not to qualify as tax-free for U.S. federal income tax purposes, each Tyco shareholder that is subject to U.S. federal income tax and who receives our common shares in the Distribution could be treated as receiving a taxable distribution in an amount equal to the fair market value of such shares. You could be taxed on the full value of our common shares that you receive, which generally would be treated first as a taxable dividend to the extent of Tyco’s earnings and profits, then as a non-taxable return of capital to the extent of each shareholder’s tax basis in his, her or its Tyco common shares, and thereafter as capital gain with respect to any remaining value.

Even if the Distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, it may result in corporate-level taxable gain to Tyco under Section 355(e) of the Code if 50% or more, by vote or value, of our common shares or Tyco’s common shares are acquired or issued as part of a plan or series of related transactions that includes the Distribution. For this purpose, any acquisitions or issuances of Tyco’s common shares within two years before the Distribution, and any acquisitions or issuances of our common shares or Tyco’s common shares within two years after the Distribution, generally are presumed to be part of such a plan, although we or Tyco may be able to rebut that presumption. For purposes of this test, the Merger might be treated as part of such a plan or series of related transactions, but if so would not, by itself, cause the Distribution to be taxable to Tyco since Pentair shareholders will acquire less than 50% of Tyco Flow Control in the Merger. The change in ownership resulting from the Merger, if treated as part of a plan or series of related transactions that includes the Distribution, would be aggregated with other acquisitions or issuances of our shares that occur as part of a plan or series of related transactions that include the Distribution in determining whether a 50% change in ownership has occurred. If the IRS were to determine that other acquisitions of Tyco common shares or Tyco Flow Control common shares before or after the Distribution were part of a plan or series of related transactions that include the Distribution for purposes of Section 355(e) of the Code, such determination could result in the recognition of gain by Tyco under Section 355(e) of the Code. In such case, Tyco would recognize a taxable gain as described above, but such gain generally would not be subject to U.S. federal income tax. However, certain subsidiaries of Tyco or ADT could incur significant U.S. federal income tax liabilities as a result of the application of Section 355(e) of the Code.

If, notwithstanding the conclusions included in the private letter ruling, it is ultimately determined that certain internal transactions undertaken in anticipation of the Distribution do not qualify for favorable treatment under the Code, we, ADT, or Tyco could incur significant tax liabilities.

Tyco’s shareholders that have acquired different blocks of Tyco common shares at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, our common shares distributed with respect to such blocks of Tyco common shares.

The Merger

Tyco, Tyco Flow Control, and Pentair have requested one or more rulings from the IRS to the effect that, for U.S. federal income tax purposes, (i) Section 367(a)(1) of the Code will not cause the Merger to be taxable to Pentair shareholders (except for a U.S. shareholder who is or will be a “five-percent transferee shareholder” within the meaning of applicable Treasury Regulations but who does not enter into a “gain recognition agreement” with the IRS); (ii) certain anticipated post-closing transactions will not prevent the tax-free treatment of the Distribution or the Merger; and (iii) the Merger will qualify as a reorganization pursuant to Section 368(a) of the Code. In addition to obtaining the private letter ruling, Tyco expects to receive a tax opinion from McDermott Will & Emery LLP, and Pentair expects to receive a tax opinion from Cravath Swaine & Moore LLP, in each case, to the effect that, for U.S. federal income tax purposes, (i) the Merger will qualify as a reorganization pursuant to Section 368(a) of the Code and (ii) Section 367(a)(1) of the Code will not cause the Merger to be taxable to Pentair shareholders (except for a U.S. shareholder who is or will be a “five-percent transferee shareholder” within the meaning of applicable Treasury Regulations but who does not enter into a “gain recognition agreement” with the IRS). The receipt of such rulings from the IRS (including that such rulings be in full force and effect on the closing date of the Merger), the receipt by Tyco of the opinion from McDermott Will & Emery LLP, and the receipt by Pentair of the opinion from Cravath, Swaine & Moore LLP, are conditions to effecting the Merger.

Assuming that the conclusions in the private letter ruling and the tax opinions are sustained, for U.S. federal income tax purposes:

•	No gain or loss will be recognized by Pentair shareholders on the exchange of their Pentair shares of common stock solely for Tyco Flow Control common shares in the Merger;

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Neither Panthro Acquisition nor Tyco Flow Control will recognize any gain or loss upon the receipt by Panthro Acquisition of Pentair shares of common stock in exchange solely for Tyco Flow Control common shares in the Merger;

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The basis of the Tyco Flow Control common shares received by each Pentair shareholder in the Merger will be the same as the basis of the Pentair shares of common stock surrendered in exchange therefor;

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The holding period of the Tyco Flow Control common shares received by each Pentair shareholder in the Merger will include the period during which the Pentair shares of common stock surrendered by such shareholder was held, provided that the Pentair shares of common stock surrendered by such shareholder was held as a capital asset on the date of the exchange; and

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The payment to Pentair shareholders of cash in lieu of Tyco Flow Control fractional shares will be treated as if the fractional shares were issued in the Merger and then redeemed by Panthro Acquisition with the cash payments treated as having been received; provided the fractional share interest is a capital asset in the hands of the recipient shareholder, the gain or loss will constitute capital gain or loss.

Although rulings from the IRS, if received, generally will be binding on the IRS, such rulings will be based on certain facts and assumptions, and certain representations and undertakings, from us, Tyco, and Pentair that certain conditions that are necessary to obtain tax-free treatment under the Code have been satisfied. If any of these facts, representations, assumptions or undertakings is not correct or has been violated, the private letter ruling could be revoked retroactively or modified by the IRS, and our ability to rely on the opinion of counsel could be jeopardized. We are not aware of any facts or circumstances, however, that would cause these facts, representations or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

Material Swiss Tax Consequences of the Transactions

This discussion does not generally address any aspects of Swiss taxation other than federal, cantonal and communal income taxation, federal withholding taxation and federal stamp tax. This discussion is not a complete analysis or listing of all of the possible tax consequences of the Transactions and does not address all tax considerations that may be relevant to you. Special rules that are not discussed in the general descriptions below may also apply to you.

This discussion is based on the laws of the Confederation of Switzerland, including the Federal Income Tax Act of 1990, the Federal Harmonization of Cantonal and Communal Income Tax Act of 1990, the Federal Withholding Tax Act of 1965, and the Federal Stamp Duty Act of 1973, as amended, which we refer to as the “Swiss tax law,” existing and proposed regulations promulgated thereunder, published judicial decisions and administrative pronouncements, each as in effect on the date of this Prospectus or with a known future effective date. These laws may change, possibly with retroactive effect.

For purposes of this discussion, a “Swiss holder” is any beneficial owner of shares that for Swiss federal income tax purposes is:

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an individual resident of Switzerland or otherwise subject to Swiss taxation under article 3, 4 or 5 of the Federal Income Tax Act of 1990, as amended, or article 3 or 4 of the Federal Harmonization of Cantonal and Communal Income Tax Act of 1990, as amended;

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a corporation or other entity taxable as a corporation organized under the laws of Switzerland under article 50 or 51 of the Federal Income Tax Act of 1990, as amended, or article 20 or 21 of the Federal Harmonization of Cantonal and Communal Income Tax Act of 1990, as amended; or

•	an estate or trust, the income of which is subject to Swiss income taxation regardless of its source.

A “Non-Swiss Holder” of shares is a holder that is not a Swiss Holder. For purposes of this summary, “Holder” or “Shareholder” means either a Swiss Holder or a Non-Swiss Holder or both, as the context may require.

You are advised to consult your own tax advisers in light of your particular circumstances as to the Swiss tax laws, regulations and regulatory practices that could be relevant for you in connection with the Transactions and with the ongoing ownership of Tyco Flow Control shares.

The Distribution

Swiss Withholding Tax—Distribution to Shareholders

Generally, Swiss withholding tax (Verrechnungssteuer) of 35% is due on dividends and similar distributions to our and Tyco’s shareholders, regardless of the place of residency of the shareholder. As of January 1, 2011, distributions to shareholders out of qualifying contributed surplus (Kapitaleinlagereserven) accumulated on or after January 1, 1997 are exempt from Swiss withholding tax under the capital contribution principle (Kapitaleinlageprinzip), if certain conditions are met. Tyco has obtained a ruling from the Federal Tax Administration confirming that Tyco’s qualifying contributed surplus in the amount of CHF 38,380,489,155 as of September 24, 2010 (reduced to CHF 37,037,568,207 as of February 23, 2012) represents such qualifying contributed surplus accumulated after January 1, 1997. Tyco has obtained a second ruling from the Swiss Federal Tax Authorities confirming that the Distribution qualifies as payment out of such qualifying contributed surplus and no amount will be withheld by Tyco when making the Distributions up to the amount of such qualifying contributed surplus. Special rules may apply to Swiss resident individuals who hold Tyco shares and, consequently, the entitlement to the Distribution, as private assets and who transfer, individually or together with other shareholders, five percent or more of the shares into a corporation in which the shareholder or shareholders personally own fifty percent or more of the capital. Special rules may also apply if a shareholder sells, individually or together with other shareholders, more than twenty percent of the shares out of his private assets to a buyer who owns the shares as business assets.

Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax

Non-Swiss Holders will not be subject to any Swiss federal, cantonal and communal income tax on the Distribution.

Swiss resident individuals who hold their Tyco shares and, consequently, the entitlement to the Distribution, as private assets (the shareholders referred to in this paragraph, hereinafter for purposes of this section, “Swiss Private Holders”) are not required to include the Distribution in their personal income tax return. Based on Swiss tax law, the Distribution corresponds to the repayment of the share premium and should not be subject to Swiss federal, cantonal or communal individual income tax. Capital gains resulting from the sale or other disposition of Tyco Flow Control shares are not subject to Swiss federal, cantonal and communal income tax and, conversely, capital losses are not tax-deductible for Swiss Private Holders.

Corporate and individual shareholders who hold their Tyco shares and, consequently, the entitlement to the Distribution, as part of a trade or business carried on in Switzerland (or, in the case of corporate and individual shareholders not resident in Switzerland, through a permanent establishment or fixed place of business situated in Switzerland for tax purposes) (the shareholders referred to in this paragraph, hereinafter for purposes of this section, “Swiss Commercial Holders”) will be subject to Swiss federal, cantonal and communal income tax on the Distribution, including any cash received in lieu of a fractional Tyco Flow Control common share, to the extent that the participation income cannot be reduced by a respective depreciation on the investment in Tyco and/or where the participation relief (Beteiligungsabzug) is not applicable. In addition, a gain or loss realized on the sale or other disposition of rights must be recognized in such shareholder’s income statement for the respective taxation period and such shareholders will be subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period, unless a participation relief is applicable. The same taxation treatment also applies to Swiss-resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing or leveraged investments in shares and other securities. Only Swiss Commercial Holders who are corporate taxpayers may be eligible for a participation relief (Beteiligungsabzug) in respect of the Distribution if the Tyco shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million. In addition, Swiss Commercial Holders who are corporate taxpayers may be eligible for a participation relief (Beteiligungsabzug) in respect of a potential gain realized on the sale or other disposition of the Tyco Flow Control shares, if the selling price of the Tyco Flow Control shares held by them as part of a Swiss business exceeds their investment cost, the shares were held for at least one year and account for at least 10% of the total shares in Tyco Flow Control.

Swiss Cantonal and Communal Private Wealth Tax and Capital Tax

Non-Swiss Holders are not subject to Swiss cantonal and communal private wealth tax or capital tax.

Swiss Private Holders and Swiss Commercial Holders who are individuals are required to report their Tyco shares and Tyco Flow Control shares as part of private wealth or their Swiss business assets, as the case may be, and will be subject to Swiss cantonal and communal private wealth tax on any net taxable wealth (including Tyco shares and Tyco Flow Control shares).

Swiss Commercial Shareholders are subject to Swiss cantonal and communal capital tax on taxable capital to the extent the aggregate taxable capital is allocable to Switzerland.

The Merger

Swiss Withholding Tax

It is a condition to closing that, at the Effective Time, Tyco will have received a Swiss Tax Ruling substantially to the effect that the Merger is not subject to Swiss withholding tax.

Swiss Federal, Cantonal and Communal Individual and Corporate Income Taxes

It is a condition to closing that, at the Effective Time, Tyco will have received a Swiss Tax Ruling substantially to the effect that the Merger qualifies for Swiss tax purposes as a tax free quasi-merger within the meaning of Section 4.1.7 of the Swiss Federal Circular No. 5 of 1 June 2004 (Kreisschreiben Nr. 5 “Umstrukturierungen”) issued by the Swiss Federal Tax Administration. In addition it is expected that for Swiss tax resident individual shareholders holding their Pentair shares as private assets (Privatvermögen) and for Swiss tax resident individual shareholders holding their shares as business assets (Geschäftsvermögen) the Merger should be tax free for federal, cantonal and communal income tax purposes. This should also hold true with regard to corporate income tax for Swiss tax resident corporate shareholders of Pentair. For Swiss tax resident shareholders holding their shares as business assets and for Swiss corporate shareholders the tax free treatment is conditioned on no income being booked in the Swiss statutory profit and loss statement due to the Merger.

Swiss Stamp Taxes

It is a condition to closing that at the Effective Time, Tyco will have received a Swiss Tax Ruling substantially to the effect that the issue of the new Tyco Flow Control shares in connection with the Merger is not subject to Swiss one-time capital issuance tax (Emissionsabgabe) and that the Merger is not subject to Swiss securities transfer tax (Umsatzabgabe).

Holding Stock of Tyco Flow Control

Swiss Withholding Tax

Dividends that Tyco Flow Control pays on its shares, which are not a repayment of nominal value of shares or qualifying contributed surplus (Kapitaleinlagereserven), are, in their gross amount, subject to Swiss withholding tax (Verrechnungssteuer) at a rate of 35%. The Company is required to withhold the Swiss withholding tax from the dividend and remit it to the Swiss Federal Tax Administration.

The Swiss withholding tax on a dividend will be refundable in full to a Swiss Private Holder and to a Swiss Commercial Holder, who, in each case, as a condition to a refund, inter alia, duly reports the dividend on his or her individual income tax return as income or recognizes the dividend on his or her income statement as earnings, as applicable.

A Non-Swiss Holder may be entitled to a partial refund of the Swiss withholding tax on a dividend if the country of residence for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the conditions of such treaty are met. Such shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) might differ from country to country. A U.S. Holder that qualifies for benefits under the U.S.-Swiss Treaty may apply for a refund of the tax withheld in excess of the 15% treaty rate (or in excess of the 5% reduced treaty rate for qualifying corporate shareholders with at least 10% participation in Tyco Flow Control’s voting shares, or for a full refund in the case of qualified pension funds).

Swiss Federal, Cantonal and Communal Individual and Corporate Income Taxes

Shareholders who are not resident in Switzerland for tax purposes, and who, during the respective taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes, and who are not subject to corporate or individual income taxation in Switzerland for any other reason (all such shareholders, hereinafter, for purposes of this section, “Non-Swiss Holders”), will not be subject to any Swiss federal, cantonal and communal income tax on dividends (or repayments of nominal value) paid to them on shares.

Individual shareholders, who are resident in Switzerland for tax purposes, holding their shares as private assets (the shareholders referred to in this paragraph, hereinafter for purposes of this section, “Swiss Private

Holders”), are required to include dividends (but not repayments of nominal value of shares or qualifying contributed surplus (Kapitaleinlagereserven)) in their personal income tax return and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant taxation period. Capital gains resulting from the sale or other disposition of shares are not subject to Swiss federal, cantonal and communal income taxes, and conversely, capital losses are not tax-deductible for Swiss Private Holders.

Corporate and individual shareholders who hold their shares as part of a trade or business carried on in Switzerland (or, in the case of corporate and individual shareholders not resident in Switzerland, through a permanent establishment or fixed place of business situated in Switzerland for tax purposes) and therefore are resident in Switzerland for tax purposes (the shareholders referred to in this paragraph, hereinafter for purposes of this section, “Swiss Commercial Holders”) are required to recognize dividends (and repayments of nominal value of shares or qualifying contributed surplus (Kapitaleinlagereserven)) received on shares and capital gains or losses realised on the sale or other disposition of shares in their income statement for the respective taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period.

The same taxation treatment also applies to Swiss-resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged investments, in shares and other securities.

Swiss Commercial Holders who are corporate taxpayers may be eligible for dividend relief (Beteiligungsabzug) in respect of dividends (and repayments of nominal value or qualifying contributed surplus (Kapitaleinlagereserven) of shares) if the shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million.

Swiss Cantonal and Communal Private Wealth Tax and Capital Tax

Non-Swiss Holders are not subject to Swiss cantonal and communal private wealth tax or capital tax.

Swiss Private Holders and Swiss Commercial Holders, who are individuals are required to report their shares as part of private wealth or their Swiss business assets, as the case may be, and will be subject to Swiss cantonal and communal private wealth tax on any net taxable wealth (including shares), in the case of Swiss Commercial Holders to the extent the aggregate taxable wealth is allocable to Switzerland.

Swiss Commercial Holders who are corporate taxpayers are subject to Swiss cantonal and communal capital tax on taxable capital to the extent the aggregate taxable capital is allocable to Switzerland.

Swiss Stamp Taxes

A transfer of shares where a bank or another securities dealer in Switzerland (as defined in the Swiss Federal Stamp Tax Act) acts as an intermediary, or is a party, to the transaction, may be subject to the Swiss securities transfer tax at an aggregate rate of up to 0.15% of the consideration paid for such shares.

Regulatory Approval for the Merger

U S. Antitrust

Under the HSR Act and related rules, the Merger may not be completed until notifications have been given and information furnished to the Federal Trade Commission and to the Antitrust Division of the U.S. Department of Justice (“Antitrust Division”) and all statutory waiting period requirements have been satisfied. Pentair and Tyco Flow Control filed Notification and Report Forms with the Federal Trade Commission and the Antitrust Division on April 17, 2012, and early termination of the HSR Act waiting period was granted on April 25, 2012.

At any time before or after completion of the Merger, the Federal Trade Commission or the Antitrust Division could take any action under the antitrust laws that it deems necessary or desirable in the public interest, including seeking to enjoin completion of the spin-off and the Merger or seeking divestiture of substantial assets of Pentair or Tyco Flow Control or the imposition of other remedies. In addition, the U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including without limitation seeking to enjoin the completion of the Merger or permitting completion subject to regulatory concessions or conditions. The spin-off and the Merger could also be the subject of challenges by private parties under the antitrust laws.

Other Regulatory Approvals. In addition, Pentair and Tyco Flow Control are required to provide notifications to the European Union and Chinese competition authorities. Pentair and Tyco Flow Control will seek a decision from the European Commission under Council Regulation (EC) No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings declaring that the Merger is compatible with the internal market and with the Agreement of the European Economic Area. Pentair and Tyco Flow Control are also seeking clearance under the Chinese Anti-Monopoly Law with a notification submitted to the Anti-Monopoly Bureau of China’s Ministry of Commerce on May 4, 2012. Pentair and Tyco Flow Control as appropriate also may provide notice and seek regulatory clearance in other jurisdictions.

There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Tyco and Pentair have agreed to use their reasonable best efforts, subject to specified limitations, to obtain as promptly as practicable various consents, registrations, approvals, waivers, permits, authorizations, clearances and other actions of or by any governmental authority that are necessary or advisable under or in respect of any other antitrust law in order to consummate the Merger and the Transactions. Under the Merger Agreement, the use of such reasonable best efforts does not require Tyco or Pentair to agree to or accept any term or condition to any regulatory approval if the terms and conditions of or to the regulatory approvals would reasonably be expected to have a material and adverse impact on the value, financial condition or credit quality of Tyco Flow Control and its subsidiaries, taken as a whole and including for such purposes Pentair and its subsidiaries.

Accounting Treatment

ASC Topic 805, Business Combinations, requires the use of the purchase method of accounting for business combinations. In applying the purchase method, it is necessary to identify both the accounting acquiree and the accounting acquiror. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (Tyco Flow Control in this case) is generally the acquiring entity. In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including the following:

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The relative voting interests in Tyco Flow Control after the Transactions. In this case, Tyco shareholders are expected to receive approximately 52.5% of the equity ownership and associated voting rights in Tyco Flow Control after the Transactions.

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The composition of the governing body of Tyco Flow Control after the Transactions. In this case, the composition of the board of directors of Tyco Flow Control after the Transactions will be comprised of the ten current members of the board of directors of Pentair plus up to two members designated by Tyco.

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The composition of senior management of Tyco Flow Control after the Transactions. In this case, Tyco Flow Control’s executive officers following the merger will be the current executive officers of Pentair.

Pentair and Tyco Flow Control have determined that Pentair will be the accounting acquiror in this combination based on the pertinent facts and circumstances, including those outlined above. Tyco Flow Control will apply purchase accounting to the assets and liabilities of Tyco’s flow control business upon consummation of the Transactions. Upon completion of the Transactions, the historical financial statements of Tyco Flow Control will be those of Pentair.

Listing and Trading of Our Common Shares

Although Pentair’s common shares have been trading on the NYSE since 1978, there is currently no public market for our common shares. We intend to list our common shares on the NYSE under the symbol “PNR,” which is Pentair’s current trading symbol. Following the spin-off, Tyco common shares will continue to trade on the NYSE under the symbol “TYC.”

Neither we nor Tyco can assure you as to the trading price of Tyco common shares or our common shares after the Transactions, or as to whether the combined trading prices of our common shares and Tyco common shares after the Transactions will be less than, equal to or greater than the trading prices of Tyco common shares prior to the Transactions. The trading price of our common shares may fluctuate significantly following the Transactions. See “Risk Factors—Risks Relating to the Liquidity of the Combined Business and Financial Markets—There is currently no public market for our common shares and we cannot be certain that an active trading market will develop or be sustained after the spin-off and the Merger, and following the spin-off and the Merger our stock price may fluctuate significantly.” for more detail.

Federal Securities Law Consequences; Resale Restrictions

The Tyco Flow Control common shares distributed to Tyco shareholders in the Distribution and issued to Pentair shareholders as consideration for the Merger will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Transactions include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for U.S. federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their Tyco Flow Control shares only pursuant to an effective registration statement under the Securities Act, or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Trading in Tyco shares Prior to the Distribution Date

It is anticipated that shortly before the record date and continuing up to and including the distribution date, there will be two markets in Tyco common shares: a “regular-way” market and an “ex-distribution” market. Tyco common shares that trade on the regular way market will trade with an entitlement to Tyco Flow Control common shares and shares of ADT common stock distributed pursuant to the Distributions. Shares that trade on the ex-distribution market will trade without an entitlement to Tyco Flow Control common shares and shares of ADT common stock distributed pursuant to the Distributions. Therefore, if you sell Tyco common shares in the regular-way market up to and including the distribution date, you will be selling your right to receive Tyco Flow Control common shares and shares of ADT common stock in the Distributions. However, if you own Tyco common shares as of 5:00 p.m., New York City time on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the Tyco Flow Control common shares and shares of ADT common stock that you would otherwise be entitled to receive pursuant to your ownership of Tyco common shares because you owned these common share as of 5:00 p.m., New York City time on the record date.

THE MERGER AGREEMENT

The following is a summary of the material terms and provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the terms and provisions of the Merger Agreement, which is attached as an exhibit to this Prospectus. We encourage you to read the entire Merger Agreement. The Merger Agreement has been included to provide information regarding its terms. The Merger Agreement is not intended to provide any other factual information about Pentair, Tyco, Tyco Flow Control and their affiliates following completion of the Merger. Information about Pentair, Tyco, Tyco Flow Control and their affiliates can be found elsewhere in this Prospectus.

The Merger Agreement contains representations and warranties of Tyco solely for the benefit of Pentair and representations and warranties of Pentair solely for the benefit of Tyco. These representations and warranties have been made solely for the benefit of the other parties to the Merger Agreement and have been qualified by certain information that has been disclosed to the other parties to the Merger Agreement and that is not reflected in the Merger Agreement. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the companies’ public disclosures. Pentair and Tyco Flow Control do not believe that securities laws require disclosure of any information related to the Merger Agreement other than information that has already been so disclosed.

Note that while the Merger Agreement refers to fractional shares when discussing the merger consideration, no fractional shares will result from the Merger given that each Pentair common share outstanding at the time of the Merger will be exchanged for one newly issued Tyco Flow Control common share in connection with the Merger.

The Merger

Under the Merger Agreement and in accordance with Minnesota law, at the Effective Time, Panthro Merger Sub will merge with and into Pentair. As a result of the Merger, the separate corporate existence of Panthro Merger Sub will terminate and Pentair will continue as the surviving corporation and a wholly-owned, indirect subsidiary of Tyco Flow Control. Additionally, at the Effective Time, the Articles of Association of Tyco Flow Control will be amended and restated substantially in the form set forth in Exhibit 3.1 to this Prospectus. Accordingly, Tyco Flow Control will be an independent, publicly-traded company organized under the laws of Switzerland and will operate the businesses of Tyco Flow Control and Pentair. We expect the Merger to be consummated immediately following the Distribution.

Closing; Effective Time

Under the terms of the Merger Agreement, the closing of the Merger will take place on the later of September 28, 2012 and the fifth business day following satisfaction or waiver (to the extent permitted by law) of the conditions precedent to the Merger (other than those to be satisfied at, or immediately prior to, closing), unless otherwise agreed upon by Pentair and Tyco. The “Effective Time” will be the date and time when the Articles of Merger are duly filed with the Secretary of State of the State of Minnesota or such later date or time as is agreed among the parties in writing and specified in the Articles of Merger in accordance with the relevant provisions of the Minnesota Business Corporation Act.

Merger Consideration

Tyco Flow Control shareholders will not receive any consideration in the Merger and Tyco Flow Control will remain the parent company for the combined business. Each Pentair common share outstanding as of the

Effective Time will be converted into the right to receive one newly issued share of Tyco Flow Control (provided, however, that Pentair common shares owned by any subsidiary of Pentair or Tyco Flow Control will not be entitled to receive the merger consideration), with the result that former Pentair shareholders will hold approximately 47.5% of the common shares of Tyco Flow Control and Tyco’s shareholders as of the record date and their transferees will hold approximately 52.5% of the common shares of Tyco Flow Control, each on a fully-diluted basis immediately following the Merger. Upon the conversion, all converted Pentair common shares will automatically be cancelled and cease to exist. Neither Tyco Flow Control nor Pentair shareholders are entitled to appraisal rights in connection with the Merger.

Treatment of Pentair Equity Awards

In addition to the equity awards held by Pentair directors and employees, certain equity awards held by Tyco directors and employees will convert to equity awards of Tyco Flow Control. See “The Separation and Distribution Agreement and the Ancillary Agreements—Separation and Distribution Agreement—Conversion of Equity Awards.”

Treatment of Stock Options

At the Effective Time, each outstanding option to purchase Pentair common shares, whether vested or unvested, will be converted, on the same terms and conditions as were applicable under such Pentair stock option immediately before the Effective Time, into an option to acquire a number of Tyco Flow Control common shares equal to the number of Pentair common shares subject to such option immediately before the Effective Time at the same exercise price per share.

Treatment of Restricted Stock Units

At the Effective Time, each outstanding Pentair restricted stock unit, whether vested or unvested, will be converted into a Tyco Flow Control restricted stock unit, on the same terms and conditions as were applicable under such Pentair restricted stock unit immediately before the Effective Time.

Treatment of Restricted Shares

At the Effective Time, each outstanding Pentair restricted share will be converted into a Tyco Flow Control restricted share, subject to the same terms and conditions as were applicable under such Pentair restricted share immediately before the Effective Time.

Treatment of Other Share-Based Awards

At the Effective Time, each other outstanding Pentair share-based award, whether vested or unvested, will be converted into an award with respect to Tyco Flow Control common shares, subject to the same terms and conditions as were applicable under such other share-based award immediately before the Effective Time, with respect to a number of Tyco Flow Control common shares equal to the number of Pentair common shares subject to such other share-based award immediately before the Effective Time.

Treatment of Employee Stock Purchase Plan

At and following the Effective Time, Pentair’s employee stock purchase plan will remain in effect and any then-current purchase period under such plan will continue in effect in accordance with its terms, except that, following the Effective Time, all rights to purchase Pentair common shares under Pentair’s employee stock purchase plan will entitle the holder thereof to instead purchase Tyco Flow Control common shares.

Exchange of Shares in the Merger

Prior to or at the Effective Time, Tyco Flow Control will deposit with an exchange agent selected by Pentair and reasonably acceptable to Tyco (the “Exchange Agent”), for the benefit of the holders of Pentair common shares, evidence in book-entry form representing Tyco Flow Control common shares issuable pursuant to the provisions of the Merger Agreement in exchange for Pentair common shares outstanding.

As soon as reasonably practicable after the Effective Time, and to the extent not previously distributed in connection with the Distribution, Tyco Flow Control will cause the Exchange Agent to mail to any holder of record of outstanding Pentair common shares whose Pentair shares were converted into the right to receive a portion of the merger consideration pursuant to terms of the Merger Agreement: (i) a letter of transmittal and (ii) instructions for effecting the exchange of any Pentair common shares for the merger consideration.

Upon delivery to the Exchange Agent of the letter of transmittal, duly executed and with such other documents as may reasonably be required by the Exchange Agent, the holder of such Pentair common shares will be entitled to receive in exchange therefor:

(i) Tyco Flow Control common shares, which shall be in uncertificated book-entry form, and

(ii) any dividends or other distributions payable, all in accordance with the provisions of the Merger Agreement.

As of the Effective Time, the stock transfer books of Pentair will be closed and there will be no further transfers on the Pentair stock transfer books of Pentair common shares.

No dividend or other distributions with respect to Tyco Flow Control common shares with a record date after the Effective Time will be paid to any holder of any unexchanged Pentair common shares until the exchange of such shares in accordance with the Merger Agreement. Following the exchange of such shares, the record holder will be paid at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to exchange of such shares and a payment date subsequent to the exchange of such shares payable with respect to such Tyco Flow Control common shares.

Termination of the Exchange Fund

Any portion of the amounts deposited with the Exchange Agent under the Merger Agreement, referred to herein as the “Exchange Fund”, that remains undistributed to the former Pentair shareholders for 180 days after the Effective Time will be delivered to Tyco Flow Control upon demand, and any holders of Pentair common shares that have not exchanged their shares pursuant to the Merger Agreement may look only to Tyco Flow Control for payment of their claim for Tyco Flow Control common shares and any dividends with respect to Tyco Flow Control common shares (subject to any applicable abandoned property, escheat or similar law).

Officers and Directors of Tyco Flow Control

The parties to the Merger have agreed that, as of the Effective Time, the executive officers of Tyco Flow Control will consist of the following Pentair executives:

Name	Position with Tyco Flow Control
Randall J. Hogan	Chief Executive Officer
Michael V. Schrock	President and Chief Operating Officer
John L. Stauch	Executive Vice President and Chief Financial Officer
Frederick S. Koury	Senior Vice President, Human Resources
Angela D. Lageson	Senior Vice President, General Counsel
Michael G. Meyer	Vice President of Treasury and Tax
Mark C. Borin	Corporate Controller and Chief Accounting Officer

The parties have also agreed that, as of the Effective Time, the board of directors of Tyco Flow Control will consist of up to two persons to be selected by Tyco and reasonably acceptable to Pentair and the persons serving on the board of directors of Pentair as of the mailing of the Tyco Proxy Statement. Tyco will take such actions, as sole shareholder of Tyco Flow Control and otherwise, as required under the Tyco Flow Control organizational documents and applicable law to cause the board of directors of Tyco Flow Control to be so constituted, subject to and conditional upon the closing of the Merger.

Pre-Merger Transactions

Prior to the Merger, Tyco’s flow control business will be separated from Tyco and transferred to Tyco Flow Control in the spin-off pursuant to the Separation and Distribution Agreement. Tyco and Tyco Flow Control will also execute a series of agreements, including the 2012 Tax Sharing Agreement, the Transition Services Agreement, the Licensing Agreement and certain other conveyancing and assumption instruments.

Shareholder Meetings

Pentair has set a record date of                 , 2012 for a meeting of its shareholders for purposes which include approval of the Merger and has delivered a proxy statement/prospectus to its shareholders for such meeting in accordance with applicable law and its organizational documents. Subject to certain exceptions as described in this Prospectus, the Pentair board is obligated to recommend that Pentair shareholders vote for the Merger and has included such recommendation in its proxy statement/prospectus. See “—Board Recommendations.”

Subject to certain exceptions as described in this Prospectus, the Tyco Board of Directors is obligated to recommend that Tyco shareholders vote for the Distribution and has included such recommendation in the Tyco Proxy Statement.

Representations and Warranties

The Merger Agreement contains representations and warranties made by Tyco to Pentair, primarily with respect to Tyco’s flow control business. The Merger Agreement also contains representations and warranties made by Pentair to Tyco. These representations and warranties of Tyco and Pentair, which are substantially reciprocal, relate to, among other things:

•	due organization, good standing and corporate power;

•

corporate authority to enter into and perform the obligations under, the Merger Agreement, the Separation and Distribution Agreement and other related agreements, as applicable, and enforceability of such agreements;

•	capital structure;

•

absence of a breach of organizational documents, permits and contracts and absence of a material breach of laws or material agreements as a result of the spin-off, the Merger or any related transactions;

•	required governmental approvals;

•	financial statements and the absence of certain changes and undisclosed liabilities;

•	disclosure controls and procedures and internal control over financial reporting;

•	information supplied for use in, the Form S-4, the Tyco Proxy Statement or Pentair’s proxy statement;

•	litigation;

•	compliance with laws;

•	permits;

•	material contracts;

•	employees and employee benefits and labor matters;

•	title to assets;

•	environmental matters;

•	asbestos matters;

•	tax matters;

•	intellectual property rights;

•	insurance;

•	payment of fees to brokers or finders in connection with the Transactions;

•	opinions of financial advisors;

•	title to real properties; and

•	unlawful payments.

Tyco has also made representations and warranties to Pentair relating to a preliminary draft information statement of Tyco Flow Control, the sufficiency of the assets, properties, licenses, services and other rights to be contributed to Tyco Flow Control and the required vote of Tyco shareholders to approve and effect the Distribution and the authorization of the increase in Tyco Flow Control’s share capital to effect the Distribution and Merger. Pentair has also made representations and warranties to Tyco relating to the required vote of Pentair shareholders to adopt the Merger Agreement and the Merger and the inapplicability to the Merger of state anti-takeover laws and its rights plan.

Most of the representations and warranties contained in the Merger Agreement are subject to materiality qualifications and/or knowledge qualifications. The parties’ representations and warranties with respect to information supplied for use in the Form S-4, the Tyco Proxy Statement or Pentair’s proxy statement and payment of fees to brokers or finders in connection with the transactions survive the closing for a period of one year, and any inaccuracies of such representations and warranties are subject to the indemnification obligations of the parties under the Separation and Distribution Agreement. The parties’ other representations and warranties expire upon the closing.

Conduct of Business Pending Closing

Each of Tyco, with respect to Tyco Flow Control, and Pentair has undertaken to perform certain covenants in the Merger Agreement and agreed to restrictions on its activities until the earlier of the termination of the Merger Agreement or the Effective Time. In general, Tyco with respect to Tyco Flow Control, and Pentair are required to conduct their business in the ordinary course, to use their commercially reasonable efforts to preserve intact their business organizations, to maintain in effect all existing permits, to maintain rights and franchises and material assets, rights and properties, to preserve their relationship with governmental authorities, key employees, customers and suppliers and to comply in all material respects with all laws and permits of all governmental authorities applicable to them. In addition, each of Tyco, with respect to Tyco Flow Control, and Pentair has agreed, amongst others, to specific restrictions relating to the following:

•	declaring or paying dividends in respect of its capital stock;

•

splitting, combining, reclassifying, subdividing or taking similar actions with respect to its capital stock or issuing or authorizing or proposing the issuance of any securities in respect of, in lieu of or in substitution for shares of its capital stock;

•

selling, pledging, disposing of, granting, transferring, leasing, licensing, guaranteeing, abandoning, allowing to lapse or expire, or authorizing the sale, pledge, disposition, grant, transfer, lease, license, guarantee, abandonment, allowance to lapse or expiration, of any assets, subject to exceptions for transfers to and among subsidiaries, certain permitted encumbrances or encumbrances that are released at or prior to the Effective Time, dispositions of obsolete equipment or assets or dispositions of assets being retired or replaced, in each case in the ordinary course of business and consistent with past practice, pledges and/or encumbrances relating to any debt that would be repaid or otherwise extinguished prior to the Effective Time and the incurring of third party indebtedness of up to $500 million by Tyco Flow Control (the “Financing”), non-exclusive licenses entered into in the ordinary course of business and consistent with past practices, dispositions of inventory in the ordinary course of business and dispositions in amounts less than $50 million in the aggregate in any consecutive 12-month period;

•

making acquisitions of other entities or assets exceeding $25 million in any one transaction (or series of related transactions) or $50 million in the aggregate in any consecutive 12-month period for all such acquisitions or acquisitions which are reasonably likely to delay or prevent receipt of the required antitrust approvals, other than in the ordinary course of business and consistent with past practice;

•

redeeming, repurchasing, defeasing, canceling or otherwise acquiring or incurring any debt, other than indebtedness repaid or incurred in the ordinary course of business consistent with past practice or liabilities that would be repaid or otherwise extinguished prior to the Effective Time and the Financing;

•

adopting a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or entering into a letter of intent or agreement in principle with respect thereto;

•	making material changes to accounting or tax reporting principles, methods or policies, except as required by a change in generally accepted accounted principles;

•

taking any action or causing any action to be taken which action would cause the Transactions to fail to qualify as a reorganization pursuant to Section 368(a) of the Code or entering into, approving or becoming a party to specified acquisition transactions with respect to Tyco Flow Control or any successor thereto or acquiring or owning, directly or indirectly, any stock of the other party that may impact treatment of the Transactions under Section 355(e) of the Code;

•

amending or terminating any benefit plans or increasing the salaries, wage rates, target bonus opportunities or equity-based compensation of its employees, in each case except in the ordinary course of business consistent with past practice or to the extent required by applicable laws, collective bargaining and existing agreements;

•

entering into or amending any material contract or taking any other action, if such contract, amendment or action would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions;

•

entering into material agreements or material modifications of existing material agreements or course of dealings with any governmental authorities relating to the conduct of its business, subject to certain limited exceptions;

•	paying, waiving, releasing or settling any material legal proceedings other than those specifically provided for in the Merger Agreement;

•	maintaining insurance in such amounts and against such risks and losses as are customary for companies engaged in each party’s respective industry;

•

committing to any capital expenditures for which Tyco Flow Control would be liable for following Merger that together with any other capital expenditures so incurred is in excess of $125 million in the aggregate in any consecutive 12-month period, excluding expenditures required in connection with prudent emergency repairs required to avoid immediate material damage to any assets of Tyco Flow Control;

•	changing organizational documents (other than pursuant to the Merger Agreement); and

•	agreeing or permitting any of its subsidiaries to agree, in writing or otherwise, to take any of the foregoing restricted actions or the other restricted actions described in the Merger Agreement.

In addition, Tyco has agreed to make capital expenditures in fiscal year 2012 in an amount no less than $95 million, taking into account capital expenditures made prior to the date of the Merger Agreement, and Pentair has agreed to make capital expenditures in the fiscal year ending December 31, 2012 in an amount no less than $65 million, taking into account capital expenditures made prior to the date of the Merger Agreement. Tyco has also agreed that it will not, and will not permit any of its subsidiaries that are engaged in Tyco’s flow control business to, transfer the employment of any individual to or from Tyco Flow Control or its subsidiaries or otherwise materially change the job functions of any individual employed by Tyco and its subsidiaries or Tyco’s flow control business so as to either (A) cause any such individual to cease to be considered an employee of Tyco’s flow control business or (B) cause any individual who would not otherwise be considered an employee of Tyco’s flow control business to be considered an employee of Tyco’s flow control business, except, in each case, as otherwise approved in writing by Pentair’s Vice President of Human Resources.

Reasonable Best Efforts

The Merger Agreement provides that each party to the Merger Agreement will generally use its reasonable best efforts to take, or cause to be taken, all actions necessary under the Merger Agreement and applicable laws to consummate the Merger and the transactions contemplated by the Merger Agreement as promptly as practicable, including using reasonable best efforts to complete the spin-off and the Distribution on the terms and conditions set forth in the Separation and Distribution Agreement. Reasonable best efforts do not require Tyco or Pentair to agree to or accept any term or condition to any regulatory approval if the terms and conditions of or to the regulatory approvals would reasonably be expected to have a material and adverse impact on the value, financial condition or credit quality of Tyco Flow Control and its subsidiaries, taken as a whole and including for such purposes Pentair and its subsidiaries.

Regulatory Matters

Tyco and Pentair agreed to file any notifications required to be filed pursuant to and in compliance with the HSR Act and appropriate filings with foreign regulatory authorities, in accordance with applicable antitrust laws, as promptly as practicable. Additionally, Tyco and Pentair agreed to use reasonable best efforts to obtain early termination of any waiting period under the HSR Act and obtain all consents, registrations, approvals, waivers, permits, authorizations, clearances and other actions of or by any governmental authority that are necessary or advisable in order to consummate the Merger and the Transactions.

In connection with any filing or submission required, action to be taken or commitment to be made by Pentair or Tyco or their respective affiliates to consummate the Transactions, Tyco and Tyco Flow Control (1) will not, without Pentair’s prior written consent, (w) sell, divest or dispose of any assets of Tyco Flow Control, (x) license any of Tyco’s flow control business’ intellectual property, (y) commit to any sale, divestiture or disposal of businesses, product lines or assets of Tyco’s flow control business, or any license of Tyco’s flow control business’ intellectual property, or (z) take any other action or commit to take any action that would limit Pentair’s, Tyco Flow Control’s or their respective subsidiaries’ freedom of action with respect to, or their ability to retain any of, their businesses, product lines or assets or intellectual property rights and (2) agreed to use reasonable best efforts to take any action contemplated by clause (1) above if requested in writing by Pentair; provided, that Tyco Flow Control will not be obligated to take any action the effectiveness of which is not conditioned on the Merger occurring.

In connection with any filing or submission required, action to be taken or commitment to be made by Pentair or its affiliates to consummate the Transactions, Pentair will not, without Tyco’s prior written consent, (w) sell, divest or dispose of any assets of Pentair, (x) license any of Pentair’s intellectual property, (y) commit to any sale, divestiture or disposal of businesses, product lines or assets of Pentair, or any license of Pentair’s intellectual property, or (z) take any other action or commit to take any action that would limit Tyco’s, Pentair’s, Tyco Flow Control’s or their respective subsidiaries’ freedom of action with respect to, or their ability to retain any of, their businesses, product lines or assets or intellectual property rights, in each case, if such action would reasonably be expected to have a material and adverse impact on the value, financial condition or credit quality of Tyco Flow Control and the Tyco Flow Control subsidiaries, taken as a whole and including for such purposes Pentair and its subsidiaries.

Interim Financial Information

Tyco has agreed that prior to the Effective Time, Tyco will deliver to Pentair, within a reasonable period and no later than 45 calendar days after each quarterly accounting period for Tyco’s flow control business, a balance sheet as of the end of such period and combined statements of income, cash flows and equity for such period for Tyco’s flow control business. Tyco has also agreed to prepare and deliver to Pentair an unaudited combined balance sheet as of September 30, 2011 of Tyco and its subsidiaries, prepared to give pro forma effect to the Distribution (but not the ADT Distribution).

Defense of Litigation

Each of Tyco, Tyco Flow Control and Pentair has agreed to use all reasonable best efforts to defend against all actions in which such party is named as a defendant that challenge or otherwise seek to enjoin, restrain or prohibit, or seek damages with respect to, the Transactions. Each of the parties agreed that they would not settle any action related to the Transactions that would enjoin, restrain, prohibit or impose damages on Tyco Flow Control or its subsidiaries (other than Pentair and its subsidiaries) without the prior written consent of Pentair and Tyco, in each case not to be unreasonably withheld, conditioned or delayed. Additionally, Tyco and its subsidiaries on the one hand, and Pentair and its subsidiaries on the other hand, will not settle any such action with respect to the Transactions (i) that would impose any liability or conditions on the other party or (ii) that contains any factual admissions with respect to the other party.

The Separation

Under the Merger Agreement, Tyco and Tyco Flow Control agreed not to terminate or assign the Separation and Distribution Agreement, amend any of its provisions or waive compliance with it or any of the agreements or conditions contained in it without the prior consent of Pentair. Tyco and Tyco Flow Control are also required to obtain the prior written consent (not to be unreasonably withheld, conditioned or delayed) of Pentair to enter into any conveyancing or assumption instrument in connection with the assignment, transfer and conveyance of the assets and liabilities of Tyco’s flow control business.

No Solicitation

The Merger Agreement contains detailed provisions restricting Pentair’s and Tyco’s ability to seek an alternate transaction. Under these provisions, each of Pentair and Tyco agrees that it, its subsidiaries and their respective officers, directors or employees will not, and will use reasonable best efforts to ensure that its and its subsidiaries’ representatives do not, directly or indirectly:

•

solicit, initiate, seek or knowingly encourage (including by way of furnishing information) or knowingly take any other action designed to facilitate any inquiries or the making, submission, announcement or consummation of an acquisition proposal;

•	furnish any non-public information to any person in connection with or in response to an acquisition proposal;

•	engage or participate in any discussions or negotiations with any person with respect to an acquisition proposal;

•	approve, endorse or recommend an acquisition proposal or propose publicly to approve, endorse or recommend an acquisition proposal;

•	enter into any letter of intent, agreement in principle or other agreement providing for an acquisition proposal; or

•	resolve, propose to resolve or agree to do any of the foregoing.

In addition, Pentair agrees that it and its subsidiaries and their respective officers, directors or employees will not, and will use reasonable best efforts to ensure that its and its subsidiaries’ representatives do not, directly or indirectly, take any action to make (i) the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation inapplicable to any transactions contemplated by an acquisition proposal, (ii) the consummation of an acquisition proposal exempt under the terms of Pentair’s Rights Agreement (as defined in the Merger Agreement) or (iii) resolve, propose to resolve or agree to do any of the foregoing.

With respect to Pentair’s no solicitation obligation under the Merger Agreement the term “acquisition proposal” refers to a Pentair Takeover Proposal, while with respect to Tyco’s and Tyco Flow Control’s no solicitation obligations under the Merger Agreement the term “acquisition proposal” refers to a Tyco Flow Control Takeover Proposal or a Tyco Takeover Proposal, as the case may be.

The Merger Agreement does not prevent Pentair from furnishing information (including non-public information) with respect to Pentair and its subsidiaries to a person making a Pentair Takeover Proposal and engaging in discussions and negotiations with such person if:

•	Pentair shareholders have not yet adopted the Merger and approved the Merger Agreement and related transactions;

•

Pentair has received an unsolicited, bona fide, written Pentair Takeover Proposal that did not result from a breach of its and its subsidiaries’ obligations under the non-solicit provisions of the Merger Agreement;

•

Pentair’s board of directors determines, in good faith, after consulting with its independent financial advisor, that such Pentair Takeover Proposal constitutes or would reasonably be likely to lead to a Pentair Superior Proposal (as defined below);

•

Pentair’s board of directors concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action with respect to such Pentair Takeover Proposal would be inconsistent with Pentair’s board of directors’ duties under applicable law;

•

Pentair promptly, and in no event later than 48 hours after its receipt of any Pentair Takeover Proposal, advises Tyco orally and in writing of any Pentair Takeover Proposal and the identity of the person making the proposal and (w) if it is in writing, delivers a copy to Tyco of the proposal and any related draft agreements (subject to customary redactions in the case of any financing commitments), (x) if oral, delivers to Tyco a reasonably detailed summary of the proposal, (y) keeps Tyco reasonably informed in all material respects on a prompt basis of the status, including any change to the status or material terms of the proposal (and in no event later than 48 hours following any such change) and (z) promptly notifies Tyco of any determination by Pentair’s board of directors that the proposal constitutes a Pentair Superior Proposal; and

•

Pentair furnishes any non-public information provided to the maker of a Pentair Takeover Proposal only pursuant to a confidentiality agreement between Pentair and such person on terms no less favorable to Pentair than the confidentiality agreement executed with Tyco.

The Merger Agreement provides that the term “Pentair Superior Proposal” means any bona fide proposal made by a third party to acquire at least a majority of the equity securities or all or substantially all of the assets of Pentair, pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, a sale of assets or otherwise, on terms which the Pentair board of directors determines in its good faith judgment (A) after consulting with its independent financial advisor to be superior from a financial point of view to the holders of Pentair common shares than the transactions contemplated by the Merger Agreement (including any proposed modifications to the transactions which are proposed in writing by Tyco in response to such proposal or otherwise) and (B) is reasonably capable of being completed on its terms, taking into account all legal, regulatory and financial aspects (including certainty of closing) of such Pentair Takeover Proposal and the third party making such proposal.

In addition, the Merger Agreement does not prevent Tyco prior to the approval of the Distribution by its shareholders from furnishing information (including non-public information) with respect to Tyco and its subsidiaries to a person making a Tyco Takeover Proposal or a Tyco Flow Control Takeover Proposal and engaging in discussions and negotiations with such person if:

•	Tyco shareholders have not yet approved the Distribution;

•

Tyco has received an unsolicited, bona fide, written Tyco Takeover Proposal or Tyco Flow Control Takeover Proposal that did not result from a breach of its and its subsidiaries’ obligations under the Merger Agreement;

•

Tyco’s Board of Directors determines, in good faith, after consultation with its independent financial advisor, that such Tyco Takeover Proposal or Tyco Flow Control Takeover Proposal constitutes or would reasonably be likely to lead to a Tyco Superior Proposal (as defined below) or a Tyco Flow Control Superior Proposal (as defined below);

•

Tyco’s Board of Directors concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action with respect to such Tyco Takeover Proposal or Tyco Flow Control Takeover Proposal would be inconsistent with Tyco’s board of directors’ duties under applicable law;

•

Tyco promptly, and in no event later than 48 hours after its receipt of any Tyco Flow Control Takeover Proposal or Tyco Takeover Proposal, advises Pentair orally and in writing of any such proposal and the identity of the person making such proposal and (w) if it is in writing, delivers a copy to Pentair such proposal and any related draft agreements (subject to customary redactions in the case of any financing commitments) and (x) if oral, delivers to Pentair a reasonably detailed summary of any such proposal, (y) keeps Pentair reasonably informed in all material respects on a prompt basis of the status, including any change to the status or material terms, of any such proposal (and in no event later than 48 hours following any such change) and (z) promptly notifies Pentair of any determination of Tyco’s board of directors that such Tyco Flow Control Takeover Proposal or Tyco Takeover Proposal constitutes a Tyco Flow Control Superior Proposal or Tyco Superior Proposal, as applicable; and

•

Tyco furnishes any non-public information provided to the maker of a Tyco Takeover Proposal or Tyco Flow Control Takeover Proposal only pursuant to a confidentiality agreement between Tyco and such person on terms no less favorable to Tyco than the confidentiality agreement executed with Pentair.

The Merger Agreement provides that the term “Tyco Superior Proposal” means any bona fide proposal made by a third party to acquire at least a majority of the equity securities or all or substantially all of the assets of Tyco pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, a sale of assets or otherwise, which proposal is (x) on terms which the Tyco Board of Directors determines in its good faith judgment (A) after consulting with its independent financial advisor to be superior from a financial point of view to the holders of Tyco common shares than the transactions contemplated by the Merger Agreement and the ADT Distribution, collectively, and (B) is reasonably capable of being completed on its terms, taking into account all legal, regulatory and financial aspects (including certainty of closing) of such Tyco Takeover Proposal and the third party making such proposal and (y) expressly conditioned on the Merger and the related transactions not being consummated; provided that such transaction or series of transactions will not be a Tyco Superior Proposal if related primarily to the flow control business of Tyco, in which case it is a Tyco Flow Control Superior Proposal.

The Merger Agreement provides further that the term “Tyco Flow Control Superior Proposal” means any bona fide proposal made by a third party (x) to acquire at least a majority of the equity securities or all or substantially all of the assets of Tyco Flow Control pursuant to a tender or exchange offer, a merger, a consolidation, a liquidation or dissolution, a recapitalization, a sale of assets or otherwise or (y) in which Tyco’s flow control business would be separated from Tyco in a spin-off transaction immediately followed by a merger in a transaction resulting in the Tyco Flow Control shareholders owning a majority of the shares of the surviving entity, in each case on terms which the Tyco Board of Directors determines in its good faith judgment (A) after consulting with its independent financial advisor to be superior from a financial point of view to the holders of

Tyco common shares than the transactions contemplated by the Merger Agreement and (B) is reasonably capable of being completed on its terms, taking into account all legal, regulatory and financial aspects (including certainty of closing) of such Tyco Flow Control Takeover Proposal and the third party making such proposal; provided such proposal is not a Tyco Takeover Proposal.

Board Recommendations

The Pentair board of directors has agreed in the Merger Agreement that it will not:

•	fail to include a recommendation that the Pentair shareholders approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement;

•

withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify in a manner adverse to Tyco, its recommendation that the Pentair shareholders approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; or

•	approve, adopt or recommend to Pentair’s shareholders any Pentair Takeover Proposal.

Notwithstanding the foregoing, the Pentair board of directors may make a Pentair Change of Recommendation at any time prior to obtaining approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement from Pentair’s shareholders if the following conditions are satisfied:

•	Pentair’s board of directors has received a Pentair Superior Proposal and Pentair has not violated the provisions described in “—No Solicitation” in any material respect; or

•

in response to any material event, development, circumstance, occurrence or change in circumstances or facts (including any change in probability or magnitude of consequences) not related to a Pentair Takeover Proposal that was not known to Pentair’s board of directors on the date of the Merger Agreement (or if known, the probability or magnitude of consequences of which were not known to, or reasonably foreseeable by, Pentair’s board of directors as of the date of the Merger Agreement) (a “Pentair Intervening Event”), the Pentair board of directors determines in good faith after consultation with outside legal counsel, that the failure to make a Pentair Change of Recommendation would constitute a breach of the board’s duties under applicable law.

Pentair may not make a Pentair Change of Recommendation unless:

•

Pentair has notified Tyco in writing of its intention to take such action at least three business days prior to taking such action, which notice must include certain information required by the Merger Agreement;

•

if requested by Tyco, Pentair must have negotiated in good faith with Tyco during the notice period to enable Tyco to propose changes to the terms of the Merger Agreement intended to cause the Pentair Superior Proposal to no longer constitute a Pentair Superior Proposal, or, in the case of a proposed change in recommendation as a result of an Pentair Intervening Event, that obviates the need for such a change in recommendation; and

•

following any such good faith negotiation, such Pentair Takeover Proposal continues to constitute a Pentair Superior Proposal or such Pentair Intervening Event continues to require the Pentair Change of Recommendation.

If any Pentair Superior Proposal is received less than three business days prior to Pentair’s shareholder meeting, the notice period will be shortened to expire as of the close of business on the day preceding the shareholder meeting.

The Tyco Board of Directors has agreed in the Merger Agreement that it will not:

•	fail to include the recommendation that the Tyco shareholders approve the Distribution in the Tyco Proxy Statement;

•

withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify in a manner adverse to Pentair, its recommendation that Tyco’s shareholders approve the Distribution; or

•	approve, adopt or recommend to Tyco’s shareholders any Tyco Flow Control Takeover Proposal or Tyco Takeover Proposal.

Notwithstanding the foregoing, the Tyco Board of Directors may, at any time prior to obtaining approval from Tyco’s shareholders of the Distribution, make a Tyco Change of Recommendation if the following conditions are satisfied:

•

Tyco’s Board of Directors has received a Tyco Flow Control Superior Proposal or a Tyco Superior Proposal and Tyco has not violated the provisions described in “—No Solicitation” in any material respect; or

•

in response to any material event, development, circumstance, occurrence or change in circumstances or facts (including any change in probability or magnitude of consequences) not related to a Tyco Flow Control Takeover Proposal or a Tyco Takeover Proposal that was not known to Tyco’s board of directors on the date of the Merger Agreement (or if known, the probability or magnitude of consequences of which were not known to or reasonably foreseeable by Tyco’s Board of Directors as of the date of the Merger Agreement) (a “Tyco Intervening Event”), the Tyco Board of Directors determines in good faith after consultation with outside legal counsel, that the failure to make a Tyco Change of Recommendation would constitute a breach of the board’s duties under applicable law.

Tyco may not make a Tyco Change of Recommendation unless:

•

Tyco has notified Pentair in writing of its intention to take such action at least three business days prior to taking such action, which notice must include certain information required by the Merger Agreement;

•

if requested by Pentair, Tyco must have negotiated in good faith with Pentair during the notice period to enable Pentair to propose changes to the terms of the Merger Agreement, intended to cause the Tyco Flow Control Superior Proposal or the Tyco Superior Proposal to no longer constitute a Tyco Flow Control Superior Proposal or a Tyco Superior Proposal, or, in the case of a proposed change in recommendation as a result of an Tyco Intervening Event, that obviate the need for such a change in recommendation; and

•

following any such good faith negotiation, such Tyco Flow Control Takeover Proposal or Tyco Takeover Proposal continues to constitute a Tyco Flow Control Superior Proposal or Tyco Superior Proposal or such Tyco Intervening Event continues to require the Tyco Change of Recommendation.

If any Tyco Flow Control Superior Proposal or Tyco Superior Proposal is received less than three business days prior to Tyco’s shareholder meeting, the notice period will be shortened to expire as of the close of business on the day preceding the shareholder meeting.

Financing

The Merger Agreement provides that Tyco, Tyco Flow Control and Pentair will use their reasonable best efforts to arrange financing as mutually agreed and otherwise consistent with the Separation and Distribution Agreement. Each of Tyco, Tyco Flow Control and Pentair will (i) provide to the other parties copies of all documents relating to the financing and (ii) keep the other parties reasonably informed of all material developments relating to the consummation of the financing.

Listing

Tyco Flow Control has agreed to use its reasonable best efforts to cause the Tyco Flow Control common shares to be issued in connection with the Merger to be listed on the NYSE as of the Effective Time, subject to official notice of issuance.

Tax Matters

The Merger Agreement provides that the parties will use reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code and to obtain the tax rulings and tax opinions. The parties also agree to refrain from actions or omissions that would prevent or impede the Merger from obtaining the desired tax treatment. Additional representations, warranties and covenants relating to the tax-free status of the transactions are contained in the 2012 Tax Sharing Agreement. See “The Separation and Distribution Agreement and the Ancillary Agreements—Tax Sharing Agreement.”

Employee Benefit Matters

The Merger Agreement provides that for a period of 12 months following the consummation of the Transactions, Tyco Flow Control and its subsidiaries will maintain salary or hourly wage rate and cash and long-term equity incentive target opportunities that are substantially comparable in the aggregate to those in effect immediately prior to the consummation of the Transactions for each employee of Tyco and its subsidiaries that remains employed with Tyco Flow Control, except that the terms and conditions of employment of any employee covered by a collective bargaining agreement will be governed by such agreement in accordance with its terms. The Merger Agreement also provides that Tyco Flow Control will honor and maintain the Tyco Flow Control benefit plans for the period of 12 months following the consummation of the Transactions for the benefit of such employees. Additionally, the Merger Agreement provides that Tyco Flow Control will give service credit to Tyco Flow Control employees for service to Tyco prior to the Transactions for purposes of determining eligibility to participate, vesting, entitlement to benefits and vacation entitlement with respect to each compensation or benefit plan sponsored or otherwise maintained by Tyco Flow Control, except as would result in any duplication of benefits.

Conditions to the Completion of the Merger

The obligations of Tyco, Tyco Flow Control and Pentair under the Merger Agreement are subject to the satisfaction or waiver of the following conditions:

•

no temporary restraining order or preliminary or permanent injunction or other order by any governmental authority preventing consummation of the Merger or the related transactions shall have been issued and remain in effect;

•	Tyco’s shareholders shall have approved the Distribution, and the Distribution shall have been consummated in accordance with the Separation and Distribution Agreement;

•

Pentair’s shareholders shall have approved the Merger Agreement and the transactions contemplated thereby and all other actions or matters necessary to give effect to the Merger Agreement and the transactions contemplated thereby;

•	our common shares to be issued in the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance;

•

the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order suspending its effectiveness or proceedings initiated or threatened by the SEC seeking a stop order, and all necessary permits and authorizations under state securities or “blue sky” laws, the Securities Act and the Exchange Act relating to the issuance and trading of our common shares to be issued pursuant to the Merger shall have been obtained and shall be in effect;

•

(i) the waiting period applicable to the consummation of the Merger and the related transactions under the HSR Act shall have expired or been earlier terminated and (ii) except as otherwise provided in the Merger Agreement, all applicable approvals shall have been obtained and all waiting periods shall have expired or been terminated under certain scheduled and other material antitrust laws, in each case as required for the consummation of the Merger and the related transactions;

•

Tyco shall have obtained a solvency opinion from Duff & Phelps LLC, in form reasonably satisfactory to Tyco, to the effect that (i) immediately following the Distribution, Tyco, on the one hand, and Tyco Flow Control, on the other hand, will be solvent and (ii) Tyco’s assets exceed its liabilities and capital as determined pursuant to applicable Swiss law;

•

the aggregate implied market capitalization of Tyco Flow Control, before giving effect to the Merger, shall not exceed CHF 17.5 billion based on the closing price of Pentair common shares on the last trading day prior to the Distribution;

•

Tyco shall have received a private letter ruling from the IRS, which ruling shall be in full force and effect on the Closing Date, to the effect that (i) the Distribution will qualify as tax-free under Sections 355 and 361 of the Code, except for cash received in lieu of fractional common shares and (ii) certain internal transactions will qualify for favorable treatment under the Code;

•

Tyco shall have received the IRS Supplemental Rulings, which IRS Supplemental Rulings shall be in full force and effect on the Closing Date, to the effect that (i) Section 367(a)(1) of the Code will not cause the Merger to be taxable to Pentair shareholders (except for a U.S. shareholder who is or will be a “five-percent transferee shareholder” within the meaning of applicable Treasury Regulations but who does not enter into a “gain recognition agreement” with the IRS), (ii) certain anticipated post-closing transactions will not prevent the tax-free treatment of the Distribution or the Merger and (iii) the Merger will qualify as a reorganization pursuant to Section 368(a) of the Code; and

•

Tyco shall have received one or more rulings from the Swiss Tax Administrations, which rulings shall be in full force and effect on the Closing Date, confirming: (i) that the Merger will be a transaction that is generally tax-free for Swiss federal, cantonal, and communal tax purposes (including with respect to Swiss stamp tax and Swiss withholding tax); (ii) the relevant Swiss tax base of Panthro Acquisition for Swiss tax (including federal, cantonal and communal) purposes; (iii) the relevant amount of capital contribution reserves which will be exempt from Swiss withholding tax in the event of a distribution to the Tyco Flow Control shareholders after the Merger; and (iv) that no Swiss stamp tax will be levied on certain post-Merger restructuring transactions.

In addition, the obligation of Pentair to effect the Merger is subject to the following additional conditions, among others:

•

each of the Tyco Merger Parties shall have in all material respects performed all obligations and complied in all material respects with all covenants required by the Merger Agreement, the Separation and Distribution Agreement and the Ancillary Agreements to be performed by them on or before closing;

•

the representations and warranties of Tyco in the Merger Agreement relating to corporate authority to enter into, and perform the obligations under, the Merger Agreement, the Separation and Distribution Agreement and the other applicable related agreements and enforceability of such agreements, and the capital structure of Tyco Flow Control, Panthro Acquisition and Panthro Merger Sub must be true and correct in all material respects both as of the date of the Merger Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date);

•

the representations and warranties of Tyco in the Merger Agreement relating to the absence of a Tyco Flow Control MAE since September 30, 2011 and the payment of fees to brokers or finders in connection with the transactions shall be true and correct in all respects both as of the date of the Merger Agreement and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date);

•

all other representations and warranties of Tyco in the Merger Agreement shall be true and correct both as of the date of the Merger Agreement and as of the Closing Date, as if made at and as of such time

(except to the extent expressly made as of an earlier date, in which case of such date), except where their failure to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Tyco Flow Control MAE;

•	no Tyco Flow Control MAE shall have occurred from the date of the Merger Agreement through the Closing Date;

•

Pentair shall have received a certificate of Tyco addressed to Pentair and dated the Closing Date, signed on behalf of Tyco by a senior officer of Tyco, certifying as to the satisfaction of the foregoing conditions regarding (i) the performance by Tyco, Tyco Flow Control, Panthro Acquisition and Panthro Merger Sub of their respective obligations and compliance with all applicable covenants required by the Merger Agreement, the Separation and Distribution Agreement and the Ancillary Agreements and (ii) the truth and correctness of Tyco’s representations and warranties described above;

•

as of the Effective Time, the board of directors of Tyco Flow Control will consist of the persons serving on the board of directors of Pentair as of the mailing of the Tyco Proxy Statement and up to two persons to be selected by Tyco and reasonably acceptable to Pentair;

•

Pentair shall have received the opinion of Cravath, Swaine & Moore LLP to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) Section 367(a)(1) of the Code will not cause the Merger to be taxable to Pentair shareholders (except for a U.S. shareholder who is or will be a “five-percent transferee shareholder” within the meaning of applicable Treasury Regulations but who does not enter into a “gain recognition agreement” with the IRS); and

•	Tyco shall have executed and delivered to Pentair, and caused each of its subsidiaries that is a party to an Ancillary Agreement to execute and deliver to Pentair, each of the Ancillary Agreements.

Furthermore, the obligations of the Tyco Merger Parties to effect the Merger are subject to the following additional conditions, among others:

•

Pentair shall have in all material respects performed all obligations and complied in all material respects with all covenants required by the Merger Agreement, and the Ancillary Agreements to be performed by it on or before closing;

•

the representations and warranties of Pentair in the Merger Agreement relating to corporate authority to enter into, and perform the obligations under, the Merger Agreement and the other related agreements and enforceability of such agreements, and the capitalization of Pentair, must be true and correct in all material respects both as of the date of the Merger Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date);

•

the representations and warranties of Pentair in the Merger Agreement relating to the absence of a Pentair MAE since December 31, 2011 and the payment of fees to brokers or finders in connection with the Transactions shall be true and correct in all respects as of the date of the Merger Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date);

•

all other representations and warranties of Pentair in the Merger Agreement shall be true and correct as of the date of the Merger Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where their failure to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Pentair MAE;

•	no Pentair MAE shall have occurred from the date of the Merger Agreement through the Closing Date;

•

Tyco shall have received a certificate of Pentair addressed to Tyco and dated the Closing Date, signed on behalf of Pentair by a senior officer of Pentair, certifying as to the satisfaction of the foregoing conditions regarding (i) the performance by Pentair of its obligations and compliance with all applicable covenants required by the Merger Agreement and the related agreements and (ii) the truth and correctness of Pentair’s representations and warranties described above;

•

Tyco shall have received the opinions of McDermott Will & Emery LLP (i) to the effect that (x) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (y) Section 367(a)(1) of the Code will not cause the Merger to be taxable to Pentair shareholders (except for a U.S. shareholder who is or will be a “five-percent transferee shareholder” within the meaning of applicable Treasury Regulations but who does not enter into a “gain recognition agreement” with the IRS) and (ii) confirming that the Distributions will qualify as tax-free under Sections 355 and/or 361 of the Code, except for cash received in lieu of fractional shares; and

•	Pentair shall have executed and delivered to Tyco each Ancillary Agreement to which it is a party.

Termination of the Merger Agreement

Tyco and Pentair may agree to terminate the Merger Agreement by mutual written consent. Additionally, either Tyco or Pentair may terminate the Merger Agreement for the following reasons, among others:

•

the Merger has not been consummated by February 1, 2013, provided that the terminating party’s failure to perform or comply in all material respects with such party’s covenants and agreements set forth in the Merger Agreement and the Separation and Distribution Agreement is not the cause of the Merger not being consummated by February 1, 2013;

•	the existence of any law that makes consummation of the transactions under the Merger Agreement illegal or otherwise prohibited;

•

any governmental authority having competent jurisdiction has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any material component of the transactions under the Merger Agreement, and such order, decree, ruling or other action becomes final and non-appealable, provided, however, that such right to terminate will not be available to any party whose failure to perform any of its obligations described above under “—Reasonable Best Efforts” or “—Regulatory Matters” resulted in such order, decree or ruling;

•	Pentair shareholders fail to approve the Merger Agreement, the Merger and the transactions contemplated thereby at the Pentair special shareholders’ meeting; or

•	Tyco shareholders fail to approve the Distribution at the Tyco special shareholders’ meeting.

In addition, Tyco may terminate the Merger Agreement for the following reasons, among others:

•	there is a Pentair Change of Recommendation;

•

if Pentair breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement or the Separation and Distribution Agreement such that any of the conditions described in the Merger Agreement or the Separation and Distribution Agreement cannot be satisfied and such failure has not been cured within 60 calendar days after Tyco provides written notice thereof to Pentair or where any such condition is incapable of being satisfied and has not been waived by Tyco.

Pentair may also terminate the Merger Agreement for the following reasons, among others:

•

prior to the receipt of the Pentair shareholder approval, in order to enter into a written definitive agreement for a Pentair Superior Proposal, provided it has complied with certain conditions related to a Pentair Change of Recommendation;

•	there is a Tyco Change of Recommendation;

•	if Tyco breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement or the Separation and Distribution

Agreement such that any of the conditions described in the Merger Agreement or the Separation and Distribution Agreement cannot be satisfied and such failure has not been cured within 60 calendar days after Pentair provides written notice thereof to Tyco or where any such condition is incapable of being satisfied and has not been waived by Pentair.

Fees and Expenses

General. The Merger Agreement provides that each party will pay its own fees and expenses in connection with the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement, except that Tyco and Pentair will share equally any filing fees in respect of any notice submitted pursuant to antitrust laws and any fees and expenses of printers utilized by the parties in connection with the preparation of the filings with the SEC required under the Merger Agreement.

Termination Fee. Pentair has agreed to pay to Tyco a termination fee of $145 million as liquidated damages in the following circumstances:

•	Tyco terminates the Merger Agreement due to a Pentair Change of Recommendation; or

•

prior to receipt of Pentair shareholders’ approval of the Merger Agreement and the Merger, Pentair terminates the Merger Agreement to enter into a written definitive agreement for a Pentair Superior Proposal; or

•

more than five days prior to the Pentair shareholders’ meeting any person publicly makes a Pentair Takeover Proposal or publicly announces an intention to make a Pentair Takeover Proposal and within 12 months of termination of the Merger Agreement under specified circumstances, Pentair enters into a definitive agreement to consummate or consummates a Pentair Takeover Proposal.

In addition, Tyco has agreed to pay Pentair a termination fee of $145 million as liquidated damages in the following circumstances:

•	Pentair terminates the Merger Agreement due to a Tyco Change of Recommendation other than in connection with a Tyco Takeover Proposal; or

•

more than five days prior to the Tyco shareholders’ meeting any person publicly makes a Tyco Flow Control Takeover Proposal or publicly announces an intention to make a Tyco Flow Control Takeover Proposal and within 12 months of termination of the Merger Agreement under specified circumstances, Tyco enters into a definitive agreement to consummate or consummates a Tyco Flow Control Takeover Proposal or a Tyco Takeover Proposal; or

•

more than five days prior to the Tyco shareholders’ meeting any person publicly makes a Tyco Takeover Proposal or publicly announces an intention to make a Tyco Takeover Proposal and within 12 months of termination of the Merger Agreement under specified circumstances, Tyco enters into a definitive agreement to consummate or consummates a Tyco Flow Control Takeover Proposal.

Tyco has further agreed to pay Pentair a termination fee of $370 million as liquidated damages in the event that:

•	Pentair terminates the Merger Agreement due to a Tyco Change of Recommendation in connection with a Tyco Takeover Proposal; or

•

more than five days prior to the Tyco shareholders’ meeting any person publicly makes a Tyco Takeover Proposal or publicly announces an intention to make a Tyco Takeover Proposal and within 12 months of termination of the Merger Agreement under specified circumstances, Tyco enters into a definitive agreement to consummate or consummates a Tyco Takeover Proposal.

Pentair is not, in any event, to receive both the $145 million termination fee and the $370 million termination fee.

For purposes of determining the termination fees as described above, a Pentair Takeover Proposal, Tyco Flow Control Takeover Proposal and Tyco Takeover Proposal apply to a transaction relating to 50% of any class of equity securities, consolidated net revenues, net income or assets of Pentair, Tyco Flow Control or Tyco, as applicable, rather than 10%.

Amendments

All amendments to the Merger Agreement must be in writing and signed by each party.

THE SEPARATION AND DISTRIBUTION AGREEMENT AND THE ANCILLARY AGREEMENTS

Following the Transactions, Tyco’s flow control business will be operated by Tyco Flow Control independently of Tyco, and neither Tyco Flow Control nor Tyco will have any ownership interest in the other. In order to govern certain ongoing relationships between Tyco Flow Control, ADT and Tyco after the Distributions and to provide mechanisms for an orderly transition, Tyco Flow Control, ADT and Tyco have entered into the Separation and Distribution Agreement and intend to enter into other agreements pursuant to which certain services and rights will be provided for following the Distribution, and Tyco Flow Control and Tyco will indemnify each other against certain liabilities arising from their respective businesses. The following is a summary of the material terms and provisions of the Separation and Distribution Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the terms and provisions of the Separation and Distribution Agreement, which is attached as an exhibit to this Prospectus. Tyco shareholders are encouraged to read the entire Separation and Distribution Agreement. The Separation and Distribution Agreement has been included to provide Tyco shareholders with information regarding its terms. The Separation and Distribution Agreement is not intended to provide any other factual information about Pentair, Tyco, Tyco Flow Control and their affiliates following completion of the Transactions. Information about Pentair, Tyco, Tyco Flow Control and their affiliates can be found elsewhere in this Prospectus.

Descriptions regarding the assets and liabilities conveyed to Tyco Flow Control and retained by Tyco contained in the Separation and Distribution Agreement are qualified by certain information that has been exchanged between Tyco and Tyco Flow Control and that is not reflected in the Separation and Distribution Agreement. Accordingly, shareholders should not rely on the general descriptions of assets and liabilities in the Separation and Distribution Agreement, as they have been modified in important ways by the information exchanged between Tyco and Tyco Flow Control. Pentair and Tyco do not believe that securities laws require them to disclose publicly any information related to the Separation and Distribution Agreement other than information that has already been so disclosed.

Separation and Distribution Agreement

Concurrently with the Merger Agreement, Tyco Flow Control entered into a Separation and Distribution Agreement with Tyco and ADT. The Separation and Distribution Agreement sets forth Tyco Flow Control’s agreement with Tyco and ADT regarding the principal transactions necessary to separate Tyco’s flow control business from Tyco. It also sets forth other agreements that govern certain aspects of Tyco Flow Control’s relationship with Tyco and its subsidiaries, including ADT, after the completion of the Distribution.

Distribution Overview

The Separation and Distribution Agreement provides for the spin-off of Tyco’s flow control business from Tyco. Among other things, the agreement sets forth the process by and conditions under which Tyco will spin off its flow control business to the holders of Tyco common shares; specifies the relevant assets of Tyco and certain of its subsidiaries, including ADT and its subsidiaries, related to Tyco’s flow control business to be transferred to Tyco Flow Control; and sets forth certain liabilities and covenants to be assumed by Tyco and Tyco Flow Control. As consideration for the spin-off, the Separation and Distribution Agreement provides that, on the distribution date, each holder of Tyco common shares will be entitled to a number of Tyco Flow Control common shares determined by a formula based on the number of Pentair and Tyco shares outstanding on a fully diluted basis (calculated in accordance with the treasury method under U.S. GAAP) at 12:01 a.m. Eastern Standard Time on the distribution date.

Post-Closing Working Capital and Net Indebtedness Adjustments

Pursuant to the Separation and Distribution Agreement, Tyco Flow Control is required to have working capital, defined, subject to certain exceptions, as current assets minus current liabilities, in the amount of $798 million, as of the close of business on the day prior to the day that the Distribution is completed. If the actual amount of the working capital exceeds $798 million by an amount in excess of $125 million, Tyco Flow Control will pay to Tyco the full amount of the excess. If the actual amount of the working capital is less than $798 million by an amount in excess of $125 million, Tyco will pay to Tyco Flow Control the full amount of the deficit.

Before the close of business on the day prior to the Distribution, Tyco Flow Control must incur third party indebtedness of up to $500 million. If such third party indebtedness is not available on terms acceptable to the parties, Tyco Flow Control will issue an unsecured “bridge” note for up to $500 million to Tyco in accordance with the Merger Agreement. Tyco Flow Control is then to transfer cash and cash equivalents to Tyco such that the net indebtedness of Tyco Flow Control will be $275 million as of the close of business on the day prior to the Distribution and as of 12:01 a.m., Eastern Standard Time, on the day of the Distribution. If the actual amount of net indebtedness as of the close of business on the day prior to the Distribution exceeds $275 million, Tyco will pay to Tyco Flow Control the full amount of the excess. If the actual amount of net indebtedness as of the close of business on the day prior to the Distribution is less than $275 million, Tyco Flow Control will pay to Tyco the full amount of the deficit.

Transfer of Assets

The Separation and Distribution Agreement identifies certain transfers of assets that are necessary in advance of separation of Tyco’s flow control business from Tyco so that each of Tyco Flow Control and Tyco retains the assets of, and the liabilities associated with, their respective businesses.

The assets to be assigned to, or retained, by Tyco Flow Control or its subsidiaries include the following:

•	the ownership interests of Tyco Flow Control’s subsidiaries;

•

all Tyco Flow Control contracts, any rights or claims arising thereunder, and any other rights or claims or contingent rights or claims primarily relating to, or arising from, any Tyco Flow Control asset or Tyco’s flow control business;

•

any and all assets reflected on Tyco Flow Control’s audited balance sheet as of September 30, 2011 and any assets acquired by or for Tyco Flow Control or any of its subsidiaries subsequent to the date of such balance sheet which, had they been so acquired on or before such date and owned as of such date, would have been reflected on such balance sheet if prepared on a consistent basis, subject to any dispositions of any of such assets subsequent to the date of such balance sheet not made in violation of the Merger Agreement;

•	rights of Tyco Flow Control and its subsidiaries under any insurance policies and contracts, including any rights thereunder arising after the Distribution in respect of any occurrence-based policies;

•	any and all assets owned or held immediately prior to the Distribution by Tyco or any of its subsidiaries that primarily relate to or are primarily used in Tyco’s flow control business;

•	certain scheduled assets and any and all assets that are expressly contemplated as assets that have been or that are to be transferred to Tyco Flow Control or any its subsidiaries; and

•

subject to certain exceptions, any and all furnishings and office equipment located at a physical site to the extent the ownership or leasehold interest with respect to such physical site is being transferred to, or retained by, Tyco Flow Control.

The Separation and Distribution Agreement provides that the assets to be transferred or assigned to or retained by Tyco Flow Control or one of its subsidiaries will not in any event include any assets to the extent they are expressly contemplated to be retained by or transferred to Tyco or its subsidiaries under the Separation and Distribution Agreement or cash or cash equivalents of Tyco Flow Control held before the Distribution except to the extent taken into account to determine the amount of Tyco Flow Control’s required net indebtedness.

The assets to be transferred or assigned to or retained by Tyco or its subsidiaries include the following:

•	the ownership interests of Tyco’s subsidiaries;

•

all Tyco contracts, any rights or claims arising thereunder, and any other rights or claims or contingent rights or claims primarily relating to, or arising from, any asset owned by Tyco or Tyco’s business other than those primarily relating to, or arising from, Tyco’s flow control business;

•

any and all assets reflected on Tyco’s unaudited combined balance sheet as of September 30, 2011 prepared to give pro forma effect to the spin-off and the Distribution (but not the spin-off of ADT from Tyco and the ADT Distribution) and any assets acquired by or for Tyco or any subsidiary of Tyco subsequent to the date of such balance sheet which, had they been so acquired on or before such date and owned as of such date, would have been reflected on such balance sheet if prepared on a consistent basis, subject to any dispositions of any of such assets subsequent to the date of such balance sheet not made in violation of the Merger Agreement;

•	any and all rights of Tyco and its subsidiaries under any insurance policies and contracts;

•	any and all assets owned or held immediately prior to the Distribution by Tyco or any of its subsidiaries that primarily relate to or are primarily used in Tyco’s business;

•	certain scheduled assets and any and all assets that are expressly contemplated as assets that have been or that are to be transferred to Tyco or any of its subsidiaries; and

•

subject to certain exceptions, any and all furnishings and office equipment located at a physical site to the extent the ownership or leasehold interest with respect to such physical site is being transferred to or retained by Tyco.

The Separation and Distribution Agreement provides that the assets transferred or assigned to or retained by Tyco or its subsidiaries will not include any assets to the extent they are expressly contemplated as assets to be retained by or transferred to Tyco Flow Control or any of its subsidiaries.

Assumptions of Liabilities

The Separation and Distribution Agreement also provides for the settlement or extinguishment of certain liabilities and other obligations between Tyco Flow Control and Tyco and identifies the liabilities and other obligations which each of Tyco Flow Control and Tyco and their respective subsidiaries will assume or retain.

The liabilities to be assumed or retained by Tyco Flow Control or one of its subsidiaries include the following:

•	certain scheduled liabilities and any and all liabilities that are expressly contemplated as liabilities that have been or that are to be assumed by Tyco Flow Control or any of its subsidiaries;

•

any and all liabilities primarily relating to, arising out of or resulting from the operation or conduct of Tyco’s flow control business whether arising before, on or after the Distribution, the operation or conduct of any business conducted by any subsidiary of Tyco Flow Control after the Distribution, or any Tyco Flow Control assets, whether arising before, on or after the Distribution.

•

any liabilities to the extent relating to, arising out of or resulting from any terminated or divested business entity, business or operation formerly and primarily owned or managed by or primarily associated with Tyco’s flow control business or any Tyco Flow Control subsidiary;

•	40% of certain contingent liabilities of Tyco;

•	any liabilities relating to any Tyco Flow Control employee or former Tyco Flow Control employee before, on or after the Distribution;

•

any liabilities relating to, arising out of, or resulting from, (x) any indebtedness (including debt securities and asset-backed debt) of Tyco Flow Control or any of its subsidiaries or indebtedness (regardless of the issuer of such indebtedness) incurred after the Distribution, and exclusively relating to Tyco’s flow control business, (y) any indebtedness (regardless of the issuer of such indebtedness) incurred after the Distribution and secured exclusively by any of Tyco Flow Control’s assets (including any liabilities relating to, arising out of or resulting from a claim by a holder of any such indebtedness, in its capacity as such) or (z) any indebtedness arising from the Financing or certain scheduled guarantees; and

•

all liabilities reflected as liabilities or obligations on Tyco Flow Control’s balance sheet as of September 30, 2011, and all liabilities arising or assumed after the date of such balance sheet which, had they arisen or been assumed on or before such date and been retained as of such date, would have been reflected on such balance sheet if prepared on a consistent basis, subject to any discharge of such liabilities subsequent to the date of the balance sheet.

The Separation and Distribution Agreement provides that the liabilities that are to be assumed or retained by Tyco Flow Control or one of its subsidiaries will not in any event include any of the following: (v) any liabilities of Yarway Corporation and Gimpel Corporation; (w) any liabilities that are expressly contemplated as liabilties to be retained or assumed by Tyco or any of its other subsidiaries; (x) any contracts expressly assumed or expressly contemplated as liabilities to be assumed by Tyco or any of its subsidiaries; (y) any intercompany payables expressly discharged pursuant to the Separation and Distribution Agreement and (z) any indebtedness for borrowed money or other intercompany payables and loans (other than obligations under capital leases) outstanding as of the Distribution except to the extent taken into account in determining the amount of required net indebtedness.

The liabilities to be assumed or retained by Tyco or one of its subsidiaries include the following:

•

certain scheduled liabilities and any and all liabilities that are expressly contemplated as liabilities that have been or that are to be assumed by Tyco or any of its subsidiaries (other than Tyco Flow Control or any of its subsidiaries);

•

any and all liabilities primarily relating to, arising out of or resulting from: (A) the operation or conduct of Tyco’s business other than Tyco’s flow control business as conducted at any time prior to, on or after the Distribution; (B) the operation or conduct of any business conducted by Tyco or any of its subsidiaries other than Tyco’s flow control business at any time after the Distribution; or (C) any assets owned by Tyco, whether arising before, on or after the Distribution;

•

any liabilities to the extent relating to, arising out of or resulting from any terminated or divested business entity, business or operation formerly and primarily owned or managed by or primarily associated with Tyco or any of its subsidiaries (other than Tyco Flow Control or any of its subsidiaries) or Tyco’s business (other than Tyco’s flow control business);

•	any liabilities relating to any Tyco employee or former Tyco employee that does not become a Tyco Flow Control employee or former Tyco Flow Control employee immediately following the Distribution;

•

any liabilities relating to, arising out of or resulting from (x) any indebtedness (including debt securities and asset-backed debt) of Tyco or any of its subsidiaries or indebtedness (regardless of the issuer of such indebtedness) exclusively relating to the Tyco business (other than Tyco’s flow control business) or (y) any indebtedness (regardless of the issuer of such indebtedness) secured exclusively by any of Tyco’s assets (including any liabilities relating to, arising out of or resulting from a claim by a holder of any such indebtedness, in its capacity as such);

•

all liabilities reflected as liabilities or obligations on Tyco’s unaudited combined balance sheet as of September 30, 2011 prepared to give pro forma effect to the Separation and the Distribution (but not the separation of ADT from Tyco and the ADT Distribution) and all liabilities arising or assumed after the date of such balance sheet which, had they arisen or been assumed on or before such date and been retained as of such date, would have been reflected on such balance sheet if prepared on a consistent basis, subject to any discharge of such liabilities subsequent to the date of Tyco’s balance sheet; and

•	any liabilities of Yarway Corporation and Gimpel Corporation

The Separation and Distribution Agreement provides that the liabilities to be assumed or retained by Tyco or one of its subsidiaries shall not include: (x) any liabilities that are expressly contemplated as liabilities to be retained or assumed by Tyco Flow Control or any of its subsidiaries; (y) any contracts expressly assumed by Tyco Flow Control or any of its subsidiaries; and (z) any intercompany payables expressly discharged pursuant to the Separation and Distribution Agreement. For purposes of determining which liabilities should be assumed or retained by Tyco, any other liabilities that are not Tyco Flow Control liabilities shall be Tyco liabilities.

Consents and Delayed Transfers

If any transfers or assumptions are not consummated by the closing of the Transactions, Tyco and Tyco Flow Control are to use reasonable best efforts to effect such transfers and assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party entitled to receive or assume such asset or liability. Tyco and Tyco Flow Control are to use reasonable best efforts to obtain consents required to transfer assets and contracts and to novate obligations under contracts and liabilities as necessary to effectuate the spin-off. Additionally, Tyco and Tyco Flow Control will use reasonable best efforts to remove Tyco Flow Control as a guarantor of liabilities retained by Tyco and its subsidiaries and to remove Tyco and its subsidiaries as a guarantor of liabilities to be assumed by Tyco Flow Control.

Shared Contracts

Certain shared contracts are to be assigned or amended to facilitate the separation of Tyco’s flow control business from Tyco. If such contracts may not be assigned or amended, the parties are required to take reasonable actions to cause the appropriate party to receive the benefit of the contract after the spin-off is complete.

Intercompany Arrangements and Guarantees

A series of intercompany transactions will be undertaken in order to transfer the equity interests in certain subsidiaries of Tyco which hold assets and liabilities associated with Tyco’s flow control business to Tyco Flow Control. These will include the settlement and forgiveness of intercompany payables and receivables among Tyco Flow Control and its subsidiaries and Tyco and its subsidiaries, respectively. Except for matters covered by the Ancillary Agreements or other arm’s-length transactions entered into in the ordinary course of business, any and all agreements, arrangements, commitments and understandings, including all intercompany accounts payable or accounts receivable, between Tyco Flow Control and its subsidiaries and other affiliates, and Tyco and its subsidiaries and other affiliates, respectively, will terminate as of the distribution date.

Mutual Releases and Indemnification

Except as otherwise provided in the Separation and Distribution Agreement, each of Tyco Flow Control and Tyco has agreed to release the other and its affiliates, successors and assigns, directors, officers, agents and employees from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the Distribution. The Separation and Distribution Agreement, however, provides that neither party will be released from the following liabilities:

•

with respect to Tyco or any of its subsidiaries (other than Tyco Flow Control or any of its subsidiaries), any liability assumed or retained by Tyco or any of its subsidiaries (other than Tyco Flow Control or any of its subsidiaries) and, with respect to Tyco Flow Control or any of its subsidiaries, any liability of Tyco Flow Control assumed or retained by Tyco Flow Control or its subsidiaries;

•

any liability for the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business by a party from, or on behalf of, another party prior to the effective time of the Distribution;

•	any liability for unpaid amounts for products or services or refunds owing on products or services due on a value-received basis for work done by a party at the request or on behalf of another party;

•

any liability provided in, or resulting from, any other contract or understanding that is entered into after the effective time of the Distribution between any party or any of its subsidiaries, on the one hand, and the other party or any of its subsidiaries, on the other hand;

•	any liability with respect to certain contingent liabilities of Tyco;

•	any liability with respect to certain continuing arrangements;

•	any liability with respect to the insurance policies written by White Mountain Insurance Company;

•

any liability that the parties may have with respect to indemnification or contribution pursuant to the Merger Agreement, the Separation and Distribution Agreement or otherwise for claims brought against the parties by third persons; and

•	any liability for fraud or willful misconduct.

In addition, nothing will release Tyco from (i) indemnifying any director, officer or employee of Tyco Flow Control who was a director, officer or employee of Tyco or any of its affiliates on or prior to the Distribution, to the extent such director, officer or employee is or becomes a named defendant in any action with respect to which he or she was entitled to such indemnification pursuant to then existing obligations or (ii) any liability owed to Pentair pursuant to the Merger Agreement.

Under the Separation and Distribution Agreement, Tyco agreed to indemnify, defend and hold harmless Tyco Flow Control from and against any and all indemnifiable losses arising out of, by reason of or otherwise in connection with (a) the liabilities retained or allegedly retained by Tyco, including, after the Distribution, the failure of Tyco or any of its subsidiaries (other than Tyco Flow Control or any of its subsidiaries) to pay, perform, fulfill, discharge and, to the extent applicable, comply with, in due course and in full, any such liabilities; (b) any breach by Tyco Flow Control of any provision of the Separation and Distribution Agreement or any Ancillary Agreement unless such Ancillary Agreement expressly provides for separate indemnification therein, in which case any such indemnification claims shall be made thereunder; and (c) any breach by Tyco or any of its affiliates (including Tyco Flow Control other than with respect to any post-closing obligation of Tyco Flow Control) of any covenant, or inaccuracy of any representation and warranty made by Tyco, in the Merger Agreement that survives the closing of the Merger.

Under the Separation and Distribution Agreement, Tyco Flow Control agreed to indemnify, defend and hold harmless Tyco and its subsidiaries (including ADT) from and against any and all indemnifiable losses arising out of, by reason of or otherwise in connection with (a) the liabilities of Tyco’s flow control business or alleged liabilities, including, after the Distribution, the failure of Tyco Flow Control or any of its subsidiaries to pay, perform, fulfill, discharge and, to the extent applicable, comply with, in due course and in full, any such liabilities; (b) any breach by Tyco of any provision of the Separation and Distribution Agreement or any Ancillary Agreement unless such Ancillary Agreement expressly provides for separate indemnification therein, in which case any such indemnification claims shall be made thereunder; and (c) any breach by Pentair or any of its affiliates of any covenant, or inaccuracy of any representation and warranty made by Tyco, in the Merger Agreement that survives the closing of the Merger.

Under the Separation and Distribution Agreement, ADT agreed to indemnify, defend and hold harmless Tyco and its subsidiaries (other than Tyco Flow Control and its subsidiaries) and Tyco Flow Control and its subsidiaries from and against any and all indemnifiable losses arising out of, by reason of or otherwise in connection with certain specified sections of the Separation and Distribution Agreement to which it is a party.

Each of Tyco and Tyco Flow Control agreed to indemnify, defend and hold harmless ADT and its subsidiaries from and against any and all indemnifiable losses arising out of, by reason of or otherwise in connection with such specified sections of the Separation and Distribution Agreement.

Tyco Flow Control Stock and Incentive Plan

The Separation and Distribution Agreement provides that, prior to the spin-off, Tyco will cause Tyco Flow Control to adopt an equity compensation plan for the benefit of the employees of Tyco Flow Control, which will be in a form agreed to by the parties within 90 days following the date of the Separation and Distribution Agreement. In the event that, after reasonable consultation between the parties, the parties are unable to agree on the form of the equity compensation plan, the form of such plan will be based on Pentair’s 2008 Omnibus Stock Incentive Plan.

Non-Solicitation and Non-Competition

For two years after the Distribution, Tyco, ADT, Tyco Flow Control, Pentair and their subsidiaries must refrain from, either directly or indirectly, hiring employees or independent contractors of another party at or above a specified management level (a “Restricted Person”) without the prior written consent of the Senior Vice President for Human Resources of such party. In addition, for two years after the Distribution, Tyco, ADT, Tyco Flow Control and Pentair must refrain from, either directly or indirectly, soliciting, aiding or inducing any Restricted Person to leave his employment, provided that any general solicitation through advertisements and search firms not specifically directed at employees of the party are permitted, so long as the soliciting party has not encouraged or advised such employment firm to approach any such employee.

For three years following the consummation of the Transactions, neither Tyco, ADT and their subsidiaries, on one hand, nor Tyco Flow Control, on the other hand, may establish or acquire any new businesses that involve the sale of products or the provision of services that compete with the business of Tyco and ADT, on one hand, or the business of Tyco Flow Control, on the other hand, subject to certain exceptions, including for ownership of securities in entities at various specified thresholds.

Employee Matters

The Separation and Distribution Agreement sets forth the agreements between Tyco and Tyco Flow Control as to certain employee compensation and benefit matters. In general, employees of Tyco Flow Control participate in various Tyco retirement, health and welfare and other employee benefit plans. After the Distribution, it is anticipated that employees of Tyco Flow Control will generally participate in similar plans and arrangements established and maintained by Tyco Flow Control. Except as expressly provided in the Separation and Distribution Agreement, Tyco Flow Control employees will immediately cease active participation in Tyco benefit plans.

Conversion of Equity Awards

Options to purchase Tyco common shares (“Tyco Options”), restricted stock units with respect to Tyco common shares (“Tyco RSUs”) and performance share units with respect to Tyco common shares (“Tyco PSUs” and, together with Tyco Options and Tyco RSUs, “Tyco Equity Awards”) have been granted to various Tyco employees, including employees in Tyco’s flow control business who will become officers and employees of Tyco Flow Control following the spin-off.

Under the terms of the stock and incentive plans under which the outstanding Tyco Equity Awards were issued, the Tyco Compensation Committee has the authority to make equitable adjustments to outstanding Tyco Equity Awards in the event of certain transactions, including the distribution of our common shares in connection with the spin-off. Accordingly, the Tyco Compensation Committee has authorized that various adjustments be made to outstanding Tyco Equity Awards to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the applicable Tyco Equity Awards following the spin-off, as discussed below. These adjustments will be made in the same manner for all employees of Tyco who will become employees of Tyco Flow Control who hold Tyco Equity Awards. Any options to purchase, or awards relating to, our common stock issued in connection with such adjustments will be our obligations.

We intend to file a registration statement with respect to shares of our common stock issuable upon exercise, or vesting, of the equity awards that we issue, as soon as practicable following the effective date of the Distribution.

Treatment of Tyco Options

Each Tyco Option that is held, as of the Distribution, by a Tyco employee who will become an employee of Tyco Flow Control following the spin-off, will be converted into an option to acquire Tyco Flow Control common shares, in the following manner:

•

each converted option will be exercisable for a number of Tyco Flow Control common shares determined by multiplying the number of Tyco common shares for which the option is exercisable by a fraction, the numerator of which is the closing regular-way trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distribution, and the denominator of which is the closing price of Pentair common shares on the NYSE on the last trading day immediately prior to the Distribution, rounded down to the nearest whole share; and

•

each converted option will have an exercise price equal to the exercise price of the applicable Tyco Option prior to the Distribution multiplied by a fraction, the numerator of which is the closing price of Pentair common shares on the NYSE on the last trading day immediately prior to the Distribution and the denominator of which is the closing regular-way trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distribution, rounded up to the nearest hundredth of a cent.

Each Tyco Option that was granted prior to October 12, 2011, and that is held, as of the Distribution, by a Tyco director or by certain specified corporate-level employees of Tyco who will not become employees of Tyco Flow Control following the spin-off, will be converted into an option to separately acquire an equal number of Tyco Flow Control common shares and Tyco common shares, and, assuming the ADT Distribution occurs simultaneously, ADT shares of common stock, in the following manner:

•

the adjusted number of common shares subject to each option to acquire ADT, Tyco Flow Control and Tyco common shares will be determined by multiplying the number of Tyco common shares for which the option is exercisable by a fraction, the numerator of which is the closing regular-way trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distribution, and the denominator of which is the sum of the when-issued closing trading price of ADT, Tyco Flow Control and Tyco common shares on the NYSE on the last trading day immediately prior to the Distribution (or, in the absence of a when-issued trading market with respect to Tyco Flow Control, the closing price of the Pentair common shares on the last trading day immediately prior to the Distribution), rounded down to the nearest whole share (provided that in the event that the ADT Distribution occurs simultaneously with the Distribution, the number of shares subject to each option to acquire ADT common shares shall be equal to one-half of the Tyco common shares determined above, rounded down to the nearest whole share); and

•

each converted option will have an exercise price as follows: the exercise price of each Tyco Flow Control option will be equal to the exercise price of the applicable Tyco Option prior to the Distribution multiplied by a fraction, the numerator of which is the when-issued closing trading price of Tyco Flow Control common shares on the NYSE on the last trading day immediately prior to the Distribution (or, in the absence of a when-issued trading market, the closing price of Pentair common shares on the last trading day immediately prior to the Distribution) and the denominator of which is the closing regular-way trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distribution, rounded up to the nearest hundredth of a cent; the exercise price of each ADT option will be equal to the exercise price of the applicable Tyco Option prior to the ADT Distribution multiplied by a fraction, the numerator of which is the when-issued closing trading price of ADT common shares on the NYSE on the last trading day immediately prior to the ADT Distribution (or, in the absence of a when-issued trading market, the closing price of such common shares on the last trading day immediately prior to the Distribution) and the denominator of which is the closing regular-way trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the ADT Distribution, rounded up to the nearest hundredth of a cent; and the exercise price of each Tyco option will be equal to the exercise price of the Tyco option prior to the Distributions multiplied by a fraction, the numerator of which is the when-issued closing trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distributions and the denominator of which is the closing regular-way trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distributions, rounded up to the nearest hundredth of a cent.

Each converted option will take into account all employment with both Tyco and Tyco Flow Control for purposes of determining when the option vests and terminates.

Treatment of Tyco RSUs

Each Tyco RSU that was granted on or after October 12, 2011, and that is held, as of the Distribution, by a Tyco employee who will become an employee of Tyco Flow Control following the spin-off, will be converted into a number of Tyco Flow Control restricted stock units determined by multiplying the number of Tyco RSUs by a fraction, the numerator of which is the closing regular-way trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distribution and the denominator of which is the closing price of Pentair common shares on the NYSE on the last trading day immediately prior to the Distribution.

Each Tyco RSU that was granted prior to October 12, 2011, and that is held, as of the Distribution, by either (i) an employee of Tyco who will become an employee of Tyco Flow Control following the spin-off, (ii) a Tyco director or (iii) certain specified corporate-level employees of Tyco who will not become employees of Tyco Flow Control following the spin-off, will be converted into the right to receive, in addition to the Tyco RSUs, an additional award of ADT restricted stock units and Tyco Flow Control restricted stock units. The number of additional restricted stock units of ADT and Tyco Flow Control will equal the number of common shares that the holder thereof would be entitled to if such restricted stock units were with respect to Tyco common shares.

The Distribution will not have any other effect on the Tyco RSUs being converted to ADT, Tyco Flow Control or new Tyco restricted stock units, as applicable, and such converted restricted stock units will be subject to the same terms and conditions as apply to Tyco RSUs. Each converted restricted stock unit will take into account all employment with both Tyco and Tyco Flow Control for purposes of determining when the award vests. Fractional restricted stock units will be adjusted or compensated by the Tyco Compensation Committee as appropriate in the sole discretion of the Tyco Compensation Committee.

Treatment of Tyco PSUs

Each Tyco PSU outstanding as of the Distribution (adjusted to reflect the number of such PSUs then outstanding based on performance results) that is held by a Tyco employee who will become an employee of Tyco Flow Control following the spin-off, will be converted into the right to receive a number of Tyco Flow Control restricted stock units determined by multiplying the number of such Tyco PSUs by a fraction, the numerator of which is the closing regular-way trading price of Tyco common shares on the NYSE on the last trading day immediately prior to the Distribution and the denominator of which is the closing price of Pentair common shares on the last trading day immediately prior to the Distribution, rounded down to the nearest whole share. The Tyco Compensation Committee will determine the methodology for determining the level of performance attained with respect to the Tyco PSUs and any changes to performance periods.

Each Tyco PSU that was granted prior to October 12, 2011, and that is held, as of the Distribution, by a Tyco director or by certain specified corporate-level employees of Tyco who will not become employees of Tyco

Flow Control following the spin-off (adjusted to reflect the number of such PSUs then outstanding based on performance results), will be converted into the right to receive the same number of Tyco restricted stock units and an additional award of ADT restricted stock units and Tyco Flow Control restricted stock units. The number of additional restricted stock units of ADT and Tyco Flow Control will equal the number of common shares that the holder thereof would be entitled to if such restricted stock units were with respect to Tyco common shares.

The Tyco PSUs that are converted into Tyco Flow Control restricted stock units will have a vesting period that is identical to the vesting period for the Tyco PSUs (generally, three years from grant date), and will take into account all employment with Tyco and Tyco Flow Control for these purposes. All other terms and conditions of the converted awards will be equivalent to those that apply to Tyco PSUs. Fractional shares will be adjusted or compensated by the Tyco Compensation Committee as appropriate in the sole discretion of the Tyco Compensation Committee.

As a result of the Distribution and the conversion of Tyco Options, Tyco RSUs, Tyco PSUs and Tyco deferred stock units held by Tyco corporate-level employees (which will be converted into deferred stock units of each of the three publicly traded companies in the same manner as common shares), there will be outstanding options to acquire approximately      Tyco Flow Control common shares, and approximately      Tyco Flow Control common shares subject to outstanding restricted stock unit and deferred stock unit awards.

Exchange of Information

Tyco Flow Control and Tyco have agreed to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, litigation and other similar requests. Tyco Flow Control, ADT and Tyco have also agreed to retain such information until the latest of (i) seven years following the distribution date or (ii) the date on which such records are no longer required to be retained pursuant to each party’s applicable record retention policy and schedules as in effect immediately prior to the distribution date.

Conditions and Termination

Under the terms of the Separation and Distribution Agreement, the consummation of the Distribution is conditioned upon (i) the satisfaction (or waiver by Tyco) of each of the conditions to Tyco’s obligation to effect the closing of the transactions contemplated by the Merger Agreement (other than the consummation of the Distribution) and (ii) each of Tyco and Pentair having irrevocably confirmed to the other that each of the conditions to its obligations to effect the closing of the Merger has been satisfied or waived and that it is prepared to proceed with the Merger. For a more detailed description of the Merger conditions see “The Merger Agreement—Conditions to the Completion of the Merger.”

The Separation and Distribution Agreement provides that prior to the distribution date it may be terminated by the mutual consent of Tyco, Tyco Flow Control and ADT, but only in the event that the Merger Agreement has been terminated pursuant to its terms.

Parties in Interest

The Separation and Distribution Agreement provides that Pentair is a third party beneficiary and that the Separation and Distribution Agreement may not be amended, and the rights under the Separation and Distribution Agreement may not be waived, without the prior written consent of Pentair. In addition, under the Merger Agreement, Tyco and Tyco Flow Control are obligated to keep Pentair reasonably informed of its progress in obtaining any necessary or advisable consents or governmental approvals, and other aspects of the spin-off and Distribution.

Transition Services Agreement

Tyco Flow Control will enter into a Transition Services Agreement with Tyco and ADT pursuant to which a limited number of services will be provided on an interim basis following the Distribution. The material terms of the Transition Services Agreement will be described in an amendment to this Prospectus.

Tax Sharing Agreement

Prior to the Distribution, Tyco Flow Control intends to enter into the 2012 Tax Sharing Agreement with Tyco and ADT that will govern the respective rights, responsibilities and obligations of Tyco, ADT and Tyco Flow Control after the spin-off with respect to tax liabilities and benefits, tax attributes, tax contests and other tax matters regarding income taxes, other taxes and related tax returns. Because certain of Tyco Flow Control’s subsidiaries are members of one of Tyco’s U.S. consolidated groups, it has (and will continue to have following the spin-off) several liability with Tyco to the IRS for the consolidated U.S. federal income taxes of such consolidated group relating to the taxable periods in which its subsidiaries were part of such consolidated group. We expect that the 2012 Tax Sharing Agreement will provide that Tyco Flow Control, Tyco and ADT will share (i) certain pre-Distribution income tax liabilities that arise from adjustments made by tax authorities to Tyco Flow Control’s, Tyco’s and ADT’s U.S. income tax returns, and (ii) payments required to be made by Tyco with respect to the 2007 Tax Sharing Agreement (collectively, “Shared Tax Liabilities”). Tyco will be responsible for the first $500 million of Shared Tax Liabilities. Tyco Flow Control and ADT will share 42% and 58%, respectively, of the next $225 million of Shared Tax Liabilities. Tyco Flow Control, ADT and Tyco will share 20%, 27.5% and 52.5%, respectively, of Shared Tax Liabilities above $725 million.

In the event the Distribution, the ADT Distribution, or certain internal transactions undertaken in connection therewith were determined to be taxable as a result of actions taken after the Distributions by us, ADT or Tyco, the party responsible for such failure would be responsible for all taxes imposed on us, ADT or Tyco as a result thereof. Taxes resulting from the determination that the Distribution, the ADT Distribution, or any internal transaction that was intended to be tax-free, is taxable are referred to herein as “Distribution Taxes.” If such failure is not the result of actions taken after the Distributions by us, ADT or Tyco, then we, ADT and Tyco would be responsible for any Distribution Taxes imposed on us, ADT or Tyco as a result of such determination in the same manner and in the same proportions as we share Shared Tax Liabilities. ADT will have sole responsibility for any income tax liability arising as a result of Tyco’s acquisition of Brink’s Home Security Holdings, Inc. (“BHS”) in May 2010, including any liability of BHS under the tax sharing agreement between BHS and The Brink’s Company dated October 31, 2008 (collectively, the “BHS Tax Liabilities”). Costs and expenses associated with the management of Shared Tax Liabilities, Distribution Taxes and BHS Tax Liabilities will generally be shared 20% by Tyco Flow Control, 27.5% by ADT and 52.5% by Tyco. Tyco Flow Control is responsible for all of its own taxes that are not shared pursuant to the 2012 Tax Sharing Agreement’s sharing formulae. Tyco and ADT are responsible for their tax liabilities that are not subject to the 2012 Tax Sharing Agreement’s sharing formulae.

The 2012 Tax Sharing Agreement is also expected to provide that, if any party were to default in its obligation to another party to pay its share of the Distribution Taxes that arise as a result of no party’s fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the 2012 Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, we could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed-upon share of our, Tyco’s and ADT’s tax liabilities.

Each of Tyco Flow Control, Tyco and ADT will agree to indemnify the other two parties against any amounts paid by such other parties pursuant to the 2012 Tax Sharing Agreement and with respect to which such paying parties are not responsible pursuant to the 2012 Tax Sharing Agreement. Though valid as between the parties, the 2012 Tax Sharing Agreement will not be binding on the IRS.

Under the 2012 Tax Sharing Agreement, there will be restrictions on our ability to take actions that could cause the Distribution or certain internal transactions undertaken in anticipation of the Distribution to fail to qualify for favorable treatment under the Code, including entering into, approving or allowing any transaction that results in a change in ownership of more than 35% of our common shares (when combined with any other changes in ownership of its shares), a redemption of equity securities, a sale or other disposition of more than 35% of our assets or engaging in certain internal transactions. These restrictions will apply for the two-year period after the Distribution, unless, for certain transactions, we obtain the consent of Tyco and ADT or we obtain a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm that such action will not cause the Distribution or the internal transactions undertaken in anticipation of the Distribution to fail to qualify for favorable treatment under the Code, and such letter ruling or opinion, as the case may be, is acceptable to Tyco and ADT. Moreover, the 2012 Tax Sharing Agreement will also provide that we are responsible for any taxes imposed on Tyco, ADT or any of their affiliates as a result of the failure of the Distribution or the internal transactions to qualify for favorable treatment under the Code if such failure is attributable to certain post-Distribution actions taken by or in respect of us, any of our affiliates or our shareholders, regardless of whether the actions occur more than two years after the Distribution, Tyco and ADT consent to such actions or we obtain a favorable letter ruling or opinion of tax counsel as described above. For example, we would be responsible for a third party’s acquisition of us at a time and in a manner that would cause such failure. These restrictions may prevent us from entering into transactions which might be advantageous to us or our shareholders.

Licensing Agreement

Tyco Flow Control will enter into a Licensing Agreement with Tyco in connection with the spin-off. The material terms of the Licensing Agreement will be described in an amendment to this Prospectus.

DIVIDEND POLICY

It is expected that Tyco Flow Control will initially pay a quarterly cash dividend of $0.22 per share. The Merger Agreement provides that Tyco, as the sole shareholder of Tyco Flow Control, will authorize the quarterly cash dividends to be paid prior to the 2013 Tyco Flow Control annual general meeting. Any dividend after that time that may be proposed by our board of directors will be subject to approval by our shareholders at our annual general meeting if and as proposed by our board of directors. Under Swiss law, our board of directors may propose to shareholders that a dividend be paid but cannot itself authorize the dividend. However, whether our board of directors exercises its discretion to propose any dividends to holders of our common shares in the future will depend on many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our board of directors deems relevant. There can be no assurance that we will continue a dividend in the future. See “Description of Our Capital Stock—Dividends.”

CAPITALIZATION

The following table presents our capitalization as of December 30, 2011 on an unaudited historical basis and on an unaudited pro forma basis giving effect to the Transactions as if they occurred on December 30, 2011. This table should also be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Tyco Flow Control,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Pentair,” our and Pentair’s combined financial statements and accompanying notes and “Selected Unaudited Pro Forma Condensed Combined Financial Data” and accompanying notes included elsewhere in this Prospectus.

	As of December 30, 2011
	(unaudited) ($ in millions)
	Actual	Pro Forma
Debt Outstanding:
Current maturities of long-term debt, including allocated debt of $7	$7
Long-term debt, including allocated debt of $860	876	$416

Parent Company Equity:
Common shares, par value CHF 0.50 per share
Contributed Surplus
Parent company equity	2,493
Accumulated other comprehensive income	442

Total Capitalization (debt plus parent company equity)	$3,818	$416

We have not yet finalized our capitalization following the consummation of the Transactions. We intend to update this Prospectus to reflect our expected post-spin-off and post-Merger capitalization.

SELECTED HISTORICAL COMBINED FINANCIAL DATA FOR TYCO FLOW CONTROL

The following table sets forth our selected historical combined financial and other operating data. The historical selected combined financial and other operating data presented below have been prepared to include all of Tyco’s flow control business and are a combination of the assets and liabilities that have been used in managing and operating this business. The combined statement of operations data for the quarters ended December 30, 2011 and December 24, 2010 and the combined balance sheet data as of December 30, 2011 have been derived from our unaudited combined financial statements included elsewhere in this Prospectus. The combined statement of operations data set forth below for the fiscal years ended September 30, 2011, September 24, 2010 and September 25, 2009 and the combined balance sheet data as of September 30, 2011 and September 24, 2010 are derived from our audited combined financial statements included elsewhere in this Prospectus. The combined statement of operations data for the fiscal years ended September 26, 2008 and September 28, 2007 and the combined balance sheet data as of December 24, 2010, September 25, 2009, September 26, 2008 and September 28, 2007 are derived from unaudited combined financial statements that are not included in this Prospectus presented below. The unaudited combined financial statements have been prepared according to U.S. GAAP on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Tyco Flow Control has a 52- or 53-week fiscal year that ends on the last Friday in September. Fiscal years 2010, 2009, 2008 and 2007 were all 52-week years, while fiscal year 2011 was a 53-week year.

The selected historical combined financial and other operating data presented below should be read in conjunction with our combined financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Tyco Flow Control.” Our combined financial data may not be indicative of our future performance and does not necessarily reflect what our financial condition and results of operations would have been had we operated as an independent, publicly traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of our spin-off from Tyco.

	Quarter Ended		Fiscal Year Ended
	December 30, 2011(1)	December 24, 2010(1)(2)	September 30, 2011(1)(2)	September 24, 2010(1)	September 25, 2009(1)	September 26, 2008(1)	September 28, 2007(1)
	($ in millions)
Combined Statement of Operations Data:
Net revenue	$926	$826	$3,648	$3,381	$3,492	$3,936	$3,316
Gross profit	311	278	1,170	1,130	1,233	1,321	1,087
Operating income	98	50	306	331	451	512	298
Income from continuing operations	62	14	153	184	233	310	163
Income from discontinued operations, net of income taxes	—	173	172	17	29	341	38
Net income attributable to parent company equity	61	187	324	201	262	649	201

Combined Balance Sheet Data:
Total assets	$5,169	$4,402	$5,144	$4,682	$4,846	$5,157	$5,844
Long-term debt(3)(4)	876	660	876	689	856	693	768
Total liabilities(3)	2,140	1,872	2,132	2,045	2,126	2,277	2,746
Total parent company equity	2,935	2,531	2,919	2,637	2,719	2,879	3,067

Combined Other Operating Data:
Orders	$993	$864	$3,785	$3,200	$3,100	$4,354	$3,689
Backlog	$1,792	$1,625	$1,744	$1,581	$1,781	$1,994	$1,503

(1)

Income from continuing operations and net income attributable to parent company equity include $13 million and $14 million of corporate expense allocated from Tyco for the quarters ended December 30, 2011 and December 24, 2010, respectively. Income from continuing operations and net income attributable to parent company equity include $52 million, $54 million, $55 million, $63 million and $59 million of corporate expense allocated from Tyco for the years ended September 30, 2011, September 24, 2010, September 25, 2009, September 26, 2008 and September 28, 2007, respectively.

(2)

Income from continuing operations and net income attributable to parent company equity include a goodwill impairment charge of $35 million in our Water & Environmental Systems segment related to our Water Systems reporting unit.

(3)

Long-term debt and Total liabilities include $860 million and $642 million of allocated debt for the quarters ended December 30, 2011 and December 24, 2010, respectively. Long-term debt and total liabilities include $859 million, $671 million, $836 million, $674 million and $763 million of allocated debt for the years ended September 30, 2011, September 24, 2010, September 25, 2009, September 26, 2008 and September 28, 2007, respectively.

(4)	Amounts have been allocated from Tyco and are not indicative of debt that will be incurred in the future as an independent, publicly-traded company.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA FOR PENTAIR

The following table sets forth selected historical consolidated financial data of Pentair. The consolidated statement of operations data for the quarters ended March 31, 2012 and April 2, 2011 and the consolidated balance sheet data as of March 31, 2012 and April 2, 2011 have been derived from Pentair’s unaudited consolidated financial statements included elsewhere in this Prospectus. The consolidated statement of operations data for the years ended December 31, 2011, December 31, 2010, December 31, 2009 and balance sheet data as of December 31, 2011 and December 31, 2010 are derived from Pentair’s audited consolidated financial statements included elsewhere in this Prospectus. The consolidated statement of operations data for the years ended December 31, 2008 and December 31, 2007 and the consolidated balance sheet data as of December 31, 2009, December 31, 2008 and December 31, 2007 are derived from Pentair’s audited consolidated financial statements that are not included in this Prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of Pentair’s management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein.

The selected historical consolidated financial and other operating data presented below should be read in conjunction with Pentair’s consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Pentair” included elsewhere in this Prospectus. The Pentair consolidated financial data may not be indicative of future performance.

	Quarter Ended		Fiscal Year Ended
	March 31, 2012(1)	April 2, 2011(1)	December 31, 2011(1)(2)	December 31, 2010	December 31, 2009	December 31, 2008(3)	December 31, 2007(4)
	($ in millions, except per share data)
Statement of Income Data:
Net sales	$858	$790	$3,457	$3,031	$2,692	$3,352	$3,281
Operating income	85	86	169	334	220	325	379
Net Income from continuing operations attributable to Pentair, Inc.	61	51	34	198	116	256	212
Per Share Data:
Basic:
Earnings per share from continuing operations attributable to Pentair, Inc.	$0.62	$0.52	$0.35	$2.02	$1.19	$2.62	$2.15
Weighted average shares	99	98	98	98	97	98	99
Diluted:
Earnings per share from continuing operations attributable to Pentair, Inc.	$0.61	$0.51	$0.34	$2.00	$1.17	$2.59	$2.12
Weighted average shares	100	100	100	99	99	99	100
Cash dividends declared per common share	$0.22	$0.20	$0.80	$0.76	$0.72	$0.68	$0.60
Balance Sheet Data:
Total assets	$4,778	$4,163	$4,586	$3,974	$3,911	$4,053	$4,001
Total debt	1,415	808	1,309	707	806	954	1,061
Total shareholders’ equity	2,144	2,282	2,047	2,205	2,126	2,020	1,911

(1)	In May 2011, Pentair acquired as part of Water & Fluid Solutions, the Clean Process Technologies division of privately held Norit Holding B.V.
(2)	In the fourth quarter of 2011, Pentair recorded a pre-tax non-cash goodwill impairment charge of $200.5 million.
(3)	In June 2008, Pentair entered into a transaction with GE that was accounted for as an acquisition of an 80.1 percent ownership interest in GE’s global water softener and residential water filtration business in exchange for a 19.9 percent interest in Pentair’s global water softener and residential water filtration business. This transaction resulted in a pre-tax non-cash gain of $109.6 million.
(4)	In February and April 2007, Pentair acquired the outstanding shares of capital stock of Jung Pump and all of the capital interests of Porous Media, respectively, as part of Water & Fluid Solutions. In May 2007, Pentair acquired as part of Technical Products, the assets of Calmark.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The Unaudited Pro Forma Condensed Combined Statements of Income for the quarter ended March 31, 2012 for Pentair and the quarter ended December 30, 2011 for Tyco’s flow control business, and the fiscal year ended December 31, 2011 for Pentair and September 30, 2011 for Tyco’s flow control business combine the historical Consolidated Statements of Income of Pentair and the historical Combined Statements of Operations for Tyco’s flow control business, giving effect to the Transactions as if they had been consummated on January 1, 2011, the beginning of the earliest period presented. The Unaudited Pro Forma Condensed Combined Balance Sheet combines the historical Consolidated Balance Sheets of Pentair as of March 31, 2012 and the historical Combined Balance Sheets of Tyco’s flow control business as of December 30, 2011, giving effect to the Transactions as if they had been consummated on March 31, 2012. The historical combined financial statements of Tyco’s flow control business have been adjusted to reflect certain reclassifications in order to conform with Pentair’s financial statement presentation.

The Unaudited Pro Forma Condensed Combined Financial Statements were prepared using the acquisition method of accounting with Pentair considered the acquirer of Tyco’s flow control business. Accordingly, consideration given by Pentair to complete the Merger with Tyco’s flow control business will be allocated to assets and liabilities of Tyco’s flow control business based upon their estimated fair values as of the date of completion of the Transactions. As of the date of this Prospectus, Pentair has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair value of Tyco’s flow control business’ assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform Tyco’s flow control business’ accounting policies to Pentair’s accounting policies. A final determination of the fair value of Tyco’s flow control business’ assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of Tyco’s flow control business that exist as of the date of completion of the Merger and, therefore, cannot be made prior to the completion of the Transactions. In addition, the value of the consideration to be given by Pentair to complete the Merger will be determined based on the trading price of Pentair’s common shares at the time of the completion of the Merger. Accordingly, the pro forma purchase price adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary pro forma purchase price adjustments have been made solely for the purpose of providing the Unaudited Pro Forma Condensed Combined Financial Statements presented below. Pentair estimated the fair value of assets and liabilities of Tyco’s flow control business based on discussions with Tyco’s flow control business’ management, preliminary valuation studies, due diligence and information presented in public filings. Until the Merger is completed, both companies are limited in their ability to share information. Upon completion of the Merger, final valuations will be performed. Increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the balance sheet and/or statement of income. There can be no assurance that such finalization will not result in material changes.

These Unaudited Pro Forma Condensed Combined Financial Statements have been developed from and should be read in conjunction with the respective audited and unaudited consolidated financial statements of Pentair and the historical combined financial statements of Tyco’s flow control business for the fiscal year ended December 31, 2011 and September 30, 2011, respectively, and for the quarter ended March 31, 2012 and December 30, 2011, respectively, which are included in this Prospectus. The Unaudited Pro Forma Condensed Combined Financial Statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Tyco Flow Control would have been had the Transactions occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

Tyco Flow Control expects to incur significant costs associated with integrating of the operations of Pentair and Tyco’s flow control business. The Unaudited Pro Forma Condensed Combined Financial Statements do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies expected to result from the Merger.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	Historical As of
In millions	Pentair March 31, 2012	Tyco Flow Control Business December 30, 2011	Pro Forma Adjustments		Pro Forma Condensed Combined
Assets
Current assets
Cash and cash equivalents	$55	$186	$(46)	i	$134
			(61)	a
Accounts and notes receivable, net	680	637	(3)	b	1,314
Inventories	475	841	101	c	1,417
Deferred tax assets	62	79	—		141
Prepaid expenses and other current assets	117	193	—		310

Total current assets	1,389	1,936	(9)		3,316
Property, plant and equipment, net	393	611	125	d	1,129

Other assets
Goodwill	2,297	2,115	(2,115)	e	5,049
			2,752	e
Intangibles, net	595	123	(123)	f	1,980
			1,385	f
Other	104	384	—		488

Total other assets	2,996	2,622	1,899		7,517

Total assets	$4,778	$5,169	$2,015		$11,962

Liabilities and Shareholders’ Equity and Parent Company Investment
Current liabilities
Current maturities of long-term debt	$21	$7	$(7)	g	$21
Accounts payable	293	341	—		634
Accrued and other current liabilities	345	528	—		873

Total current liabilities	659	876	(7)		1,528

Other liabilities
Long-term debt	1,395	876	(860)	g	1,811
			400	g
Other non-current liabilities	580	388	564	h	1,532

Total liabilities	2,634	2,140	97		4,871
Redeemable noncontrolling interest	—	94	—		94

Shareholders’ equity and parent company investment	2,144	2,935	(2,935)	i	6,997
			4,899	i
			(46)	i

Total liabilities and shareholders’ equity and parent company investment	$4,778	$5,169	$2,015		$11,962

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

	Historical For the Quarter Ended
In millions, except per-share data	Pentair March 31, 2012	Tyco Flow Control Business December 30, 2011	Pro Forma Adjustments		Pro Forma Condensed Combined
Net sales	$858	$926	$—		$1,784
Cost of goods sold	577	615	(5)	j	1,205
			3	j
			15	j

Gross profit	281	311	(13)		579
Selling, general and administrative	175	213	18	k	394
			(12)	k
Research and development	21	—	5	j	26

Operating income	85	98	(24)		159
Other (income) expense:
Equity (income) losses of unconsolidated subsidiaries	(1)	—	—		(1)
Net interest expense	15	9	(13)	l	13
			2	l

Income before income taxes and noncontrolling interest	71	89	(13)		147
Provision for income taxes	9	27	(5)	m	31

Net income before noncontrolling interest	62	62	(8)		116
Noncontrolling interest	1	1	—		2

Net income attributable to shareholders	$61	$61	$(8)		$114

Earnings per common share attributable to shareholders
Basic	$0.62				$0.54
Diluted	$0.61				$0.54
Weighted average common shares outstanding
Basic	99		112	n	211
Diluted	100		112	n	212

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

	Historical For the Fiscal Year Ended
In millions, except per-share data	Pentair December 31, 2011	Tyco’s Flow Control Business September 30, 2011	Pro Forma Adjustments		Pro Forma Condensed Combined
Net sales	$3,457	$3,648	$—		$7,105
Cost of goods sold	2,383	2,478	(18)	j	4,914
			11	j
			60	j

Gross profit	1,074	1,170	(53)		2,191
Selling, general and administrative	626	829	81	k	1,536
Research and development	78	—	18	j	96
Goodwill impairment	201	35	—		236

Operating income	169	306	(152)		323
Other (income) expense:
Equity (income) losses of unconsolidated subsidiaries	(2)	—	—		(2)
Net interest expense	60	41	(51)	l	58
			8	l

Income from continuing operations before income taxes and noncontrolling interest	111	265	(109)		267
Provision for income taxes	73	112	(38)	m	147

Income from continuing operations	38	153	(71)		120
Noncontrolling interest	4	1	—		5

Net income from continuing operations attributable to shareholders	$34	$152	$(71)		$115

Earnings from continuing operations per common share attributable to shareholders
Basic	$0.35				$0.55
Diluted	$0.34				$0.54

Weighted average common shares outstanding
Basic	98		112	n	210
Diluted	100		112	n	212

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Financial Statements.

Note 1. Basis of Presentation

On March 27, 2012, Tyco, Tyco Flow Control, Panthro Acquisition, Panthro Merger Sub and Pentair entered into the Merger Agreement under which Tyco Flow Control will combine with Pentair in a tax-free, all-stock merger. Prior to the closing of the Merger, Tyco will cause specified assets and liabilities used in Tyco’s flow control business to be conveyed to Tyco Flow Control. After such conveyance, Tyco will spin off Tyco Flow Control to Tyco shareholders by distributing all of the outstanding Tyco Flow Control common shares to Tyco shareholders. Immediately after the spin-off, Panthro Merger Sub, will merge with and into Pentair, with Pentair surviving the Merger as a wholly owned indirect subsidiary of Tyco Flow Control. As a result of the Merger, Pentair shareholders will receive Tyco Flow Control common shares. In connection with the Merger, it is currently expected, based on the exchange ratio formula set forth in the Merger Agreement and the number of outstanding Pentair common shares and Tyco common shares as of     , 2012, that Pentair shareholders will receive approximately      Tyco Flow Control common shares as a result of the transactions or one Tyco Flow Control common share for every one Pentair common share owned on the date of the Merger. However, no fractional shares of Tyco Flow Control common shares will be issued in the Merger. At the close of the Merger, Pentair shareholders will own approximately 47.5% of the common shares of Tyco Flow Control and Tyco shareholders approximately 52.5% of the Tyco Flow Control common shares on a fully diluted basis. It is anticipated that Tyco Flow Control common shares will be traded on the NYSE under the ticker symbol “PNR.”

The accompanying Unaudited Pro Forma Condensed Combined Financial Statements present the pro forma consolidated financial position and results of operations of the combined company based upon the historical financial statements of Pentair and Tyco’s flow control business, after giving effect to the Transactions and adjustments described in these notes, and are intended to reflect the impact of the Transactions on Tyco Flow Control’s consolidated financial statements. The accompanying Unaudited Pro Forma Condensed Combined Financial Statements are presented for illustrative purposes only and do not reflect the costs of any integration activities or benefits that may result from realization of future costs savings due to operating efficiencies or revenue synergies expect to result from the Transactions. In addition, throughout the periods covered by the Unaudited Pro Forma Condensed Combined Financial Statements, the operations of Tyco’s flow control business were conducted and accounted for as part of Tyco. These financial statements have been derived from Tyco is historical accounting records and reflect significant allocations of direct costs and expenses. All of the allocation and estimates in these financial statements are based on assumptions that the management of Tyco’s flow control business believes are reasonable. The financial statements do not necessarily represent the financial position of the Tyco’s flow control business had it been operated as a separate independent entity

The Unaudited Pro Forma Condensed Combined Statements of Income for the three-months ended March 31, 2012 combine Tyco’s flow control business’ unaudited historical Combined Statement of Income for the quarter ended December 30, 2011 with Pentair’s unaudited historical Consolidated Statement of Income for the quarter ended March 31, 2012, to reflect the Transactions as if they had occurred as of January 1, 2011. The Unaudited Pro Forma Condensed Combined Statements of Income for the fiscal year ended December 31, 2011 combine Tyco’s flow control business’ audited historical Combined Statement of Operations for the fiscal year ended September 30, 2011 with Pentair’s audited historical Consolidated Statement of Income for the fiscal year ended December 31, 2011, to reflect the Transactions as if they had occurred as of January 1, 2011. The Unaudited Pro Forma Condensed Combined Balance Sheet combines Tyco’s flow control business’ unaudited historical Combined Balance Sheet as of December 30, 2011 with Pentair’s unaudited historical Consolidated Balance Sheet as of March 31, 2012 to reflect the Transactions as if they had occurred as of March 31, 2012.

The Unaudited Pro Forma Condensed Combined Financial Statements were prepared using the acquisition method of accounting with Pentair considered the accounting acquiror of Tyco’s flow control business. Accordingly, consideration given by Pentair to complete the Transactions will be allocated to assets and liabilities of Tyco’s flow control business based upon their estimated fair values as of the date of completion of the Transactions. As of the date of this Prospectus, Pentair has not completed the detailed valuation studies necessary to arrive at the required estimates of fair value of Tyco’s flow control business’ assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform Tyco’s flow control business’ accounting policies to Pentair’s accounting policies. A final determination of the fair value of Tyco’s flow control business’ assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of Tyco’s flow control business that exist as of the date of completion of the Merger and, therefore, cannot be made prior to the completion of the Transactions. In addition, the value of the consideration to be given by Pentair to complete the Transactions will be determined based on the trading price of Pentair’s common shares at the time of the completion of the Merger. Accordingly, the pro forma purchase price adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary pro forma purchase price adjustments have been made solely for the purpose of providing the Unaudited Pro Forma Condensed Combined Financial Statements presented above. Pentair estimated the fair value of Tyco’s flow control business’ assets and liabilities based on discussions with Tyco’s flow control business’ management, preliminary valuation studies, due diligence and information presented in public filings. Until the Transactions are completed, both companies are limited in their ability to share information. Upon completion of the Transactions, final valuations will be performed. Increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the combined balance sheet and/or statement of income. There can be no assurance that such finalization will not result in material changes.

The Unaudited Pro Forma Condensed Combined Balance Sheet has been adjusted to reflect the preliminary allocation of the preliminary estimated purchase price to identifiable net assets acquired with the excess recorded as goodwill. The purchase price allocation in these Unaudited Pro Forma Condensed Combined Financial Statements is based upon a purchase price of approximately $4.9 billion. This amount was derived in accordance with the Merger Agreement, as described further below in note 2(i), based on the outstanding Pentair common shares and common stock equivalents and the closing price of Pentair common shares on May 2, 2012. The actual number of Tyco Flow Control common shares issued in the Transactions will be based upon the actual number of Pentair common shares outstanding when the Transactions close, and the valuation of those shares will be based on the trading price of Pentair common shares when the Transactions close. For each $1 change in the price of Pentair common shares, the estimated purchase price will increase or decrease by approximately $112 million, which would result in an increase or decrease to goodwill.

The preliminary estimated purchase price is allocated as follows:

(in millions)
Cash	$125
Accounts receivable	634
Inventories	942
Other current assets	272
Property, plant and equipment	736
Identifiable intangible assets	1,385
Other non-current assets	384
Goodwill	2,752
Current liabilities	(869)
Long-term debt	(416)
Deferred income taxes, including current	(564)
Other liabilities assumed	(482)

Total preliminary estimated purchase price	$4,899

Note 2. Pro Forma Adjustments

The Unaudited Pro Forma Condensed Combined Balance Sheet reflects the following adjustments:

(a) Cash and Cash Equivalents. Cash and cash equivalents have been adjusted for the following:

•

A $3.0 million increase for settlement of receivables due from Tyco and its affiliates. A $400.0 million increase from the proceeds raised from the debt issuance described in (g) below and assumed repayment of the long-term portion of debt of $464.0 million to result in Tyco Flow Control assumed net debt of $275.0 million (assumed debt of $400.0 million less assumed cash of $125.0 million) in accordance with Merger Agreement and the Separation and Distribution Agreement. A summary of these items is as follows:

in millions
Assumed settlement of receivables due from Tyco and affiliates	$3.0
Proceeds raised from assumed debt issuance	400.0
Assumed repayment of long-term portion of debt	(464.0)

Total	$(61.0)

(b) Accounts and Notes Receivable, net. Accounts and notes receivable, net have been adjusted as follows:

•	A $3.0 million decrease for settlement of Tyco’s flow control business receivables due from Tyco and its affiliates.

•

A $     million increase relating to an income tax sharing receivable, as defined by the 2012 Tax Sharing Agreement that Tyco’s flow control business will enter into with Tyco. The actual amounts that Tyco’s flow control business may be entitled to receive under this agreement could vary depending upon the outcome of the unresolved tax matters, which may not be resolved for several years.

(c) Inventories. A $101.0 million increase in finished goods inventory to reflect the estimated fair value of Tyco’s flow control business’ inventories.

(d) Property, Plant and Equipment. A $125.0 million increase in property, plant and equipment ($105.0 million in plant and equipment and $20.0 million in property) to reflect the estimated fair value of Tyco’s flow control business’ property, plant and equipment. Plant and equipment are expected to be depreciated over a weighted average life of approximately 10 years.

For each $10.0 million adjustment to property, plant and equipment, assuming a weighted average useful life of 10 years, depreciation expense would increase or decrease by $1.0 million and $0.3 million for the year ended December 31, 2011 and the quarter ended March 31, 2012, respectively.

(e) Goodwill. Represents the elimination of $2.1 billion of existing goodwill of Tyco’s flow control business and the assignment of $2.8 billion of goodwill attributable to the Merger.

(f) Intangible Assets. Represents the elimination of $123.0 million of existing intangible assets of Tyco’s flow control business and the recording of $1.4 billion identifiable intangibles assets attributable to the Merger.

The estimated intangible assets attributable to the Merger are comprised of the following:

	Amount	Annual Amortization Expense	Quarterly Amortization Expense	Estimated Weighted Average Life
	(in millions)
Indefinite lived intangible asset	$390.0	$—	$—	N/A
Definite lived intangible asset	875.0	87.5	21.9	10
Customer backlog	120.0	60.0	15.0	2

Total	$1,385.0	$147.5	$36.9

Indefinite lived intangible assets are expected to consist of trademarks and trade names and definite lived intangible assets are expected to consist of customer lists and developed technology .

For each $50.0 million adjustment to definite lived intangible assets, assuming a weighted average useful life of approximately 10 years, amortization expense would increase or decrease by $5.0 million and $1.3 million for the year ended December 31, 2011 and the quarter ended March 31, 2012, respectively.

(g) Long-Term Debt. Long-term debt has been adjusted for the following:

•

Assumed settlement of $7.0 million of Tyco’s flow control business’ current maturities of long-term debt and $860.0 million of Tyco’s flow control business’ long-term debt, which represent amounts allocated by Tyco for carve-out purposes.

•

Adjustments required to result in Tyco Flow Control net debt of $275.0 million (assumed debt of $400.0 million less assumed cash of $125.0 million) in accordance with the Separation and Distribution Agreement.

(h) Other Non-Current Liabilities. Other non-current liabilities have been adjusted for the following:

•

A $                 million increase relating to an income tax sharing payable, as defined by the 2012 Tax Sharing Agreement that Tyco’s flow control business will enter into with Tyco. The actual amounts that Tyco’s flow control business may be obligated to pay under this agreement could vary depending upon the outcome of the unresolved tax matters, which may not be resolved for several years.

•

An adjustment to deferred tax liabilities representing the deferred income tax liability based on the U.S. federal statutory rate of 35% multiplied by the fair value adjustments made to assets acquired and liabilities assumed, excluding goodwill. For purposes of these Unaudited Pro Forma Condensed Combined Financial Statements, the U.S. federal statutory tax rate of 35% has been used. This does not reflect Tyco Flow Control’s effective tax rate, which will include other tax items such as state and foreign taxes as well as other tax charges and benefits, and does not take into account any historical or possible future tax events that may impact the combined company. The adjustment was calculated as follows:

(in millions)
Identifiable intangible assets	$1,385.0
Property, plant and equipment fair market value step-up	125.0
Inventory fair market value step-up	101.0

Total	1,611.0
Statutory tax rate	35.0%

Deferred tax liability adjustment	$563.9

(i) Shareholders’ Equity and Parent Company Investment. Shareholders’ equity and parent company investment has been adjusted for the following:

•	Elimination of Tyco Flow Control’s parent company investment of $2.9 billion .

•	Adjustment to reflect Merger consideration calculated as follows:

(in millions, except $ per share)
Pentair shares outstanding — diluted	101.73
Price per share of Pentair common share at May 2, 2012	$43.57

Pentair market value before Merger	$4,432.4
Pentair shareholders ownership after Merger	47.5%

Pentair market value after Merger	9,331.3
Less Pentair market value before Merger	(4,432.4)

Value of Tyco Flow Control shares issued	$4,898.9

•

A $46.0 million decrease to reflect estimated remaining transaction costs related to the Transactions. These represent estimated one-time investment banking, legal and professional fees and are not presented net of tax as they are believed to be nondeductible. Additionally, these costs are not included in the Unaudited Pro Forma Condensed Combined Statements of Income as they are non-recurring expenses.

The Unaudited Pro Forma Condensed Combined Income Statement reflects the following adjustments:

(j) Cost of Goods Sold.

•

A reclassification of $18.0 million for the year ended September 30, 2011 and $5.0 million for the quarter ended December 30, 2011 of Tyco’s flow control business’ research and development costs from Cost of goods sold to Research and development to conform with Pentair’s financial statement presentation.

•

An increase in depreciation expense of $10.5 million for the year ended December 31, 2011 and $2.6 million for the quarter ended March 31, 2012 resulting from the increase in the value of the Tyco’s flow control business’ property, plant and equipment noted in (d) above.

•

An increase in amortization expense of $60.0 million for the year ended December 31, 2011 and $15.0 million for the quarter ended March 31, 2012 resulting from the adjustment to customer backlog noted in (f) above.

(k) Selling, General and Administrative.

•

An increase in amortization expense of $81.0 million for the year ended December 31, 2011 and $17.9 million for the quarter ended March 31, 2012 resulting from the adjustments to intangible assets noted in (f) above.

•	Elimination of $11.7 million in Pentair one-time costs related to the Transactions incurred during the quarter ended March 31, 2012.

•	Elimination of $ million in Tyco’s flow control business one-time costs related to the Transactions.

(l) Interest Expense. Adjusted to eliminate the interest expense allocated to Tyco’s flow control business for carve-out purposes of $51.0 million for the year ended September 30, 2011 and $13.0 million for the quarter ended December 30, 2011, and to include an estimate for interest expense on the additional debt necessary to result in net debt of $275.0 million (assumed debt of $400.0 million less assumed cash of $125.0 million) per the Separation and Distribution Agreement of $8.0 million for the year ended December 31, 2011 and $2.0 million for the quarter ended March 31, 2012. Additional interest expense was computed using an estimated annual interest rate of 2%. The $400.0 million of debt is expected to be variable-rate borrowing, and the estimated interest rate of 2% is based on Pentair’s current revolving credit facility.

For each one-eighth of 1% (12.5 basis points) change in the estimated interest rate associated with the $400.0 million variable-rate borrowing, interest expense would increase or decrease by $0.5 million and $0.1 million for the year ended December 31, 2011 and the quarter ended March 31, 2012, respectively.

(m) Provision for Income Taxes. For purposes of these Unaudited Pro Forma Condensed Combined Financial Statements, the U.S. federal statutory tax rate of 35% has been used. This does not reflect Tyco Flow Control’s effective tax rate, which will include other tax items such as state and foreign taxes as well as other tax charges and benefits, and does not take into account any historical or possible future tax events that may impact the combined company. The adjustment to the provision for income taxes is calculated as follows:

	Year ended December 31, 2011	Quarter ended March 31, 2012
	(in millions)
Income before taxes and noncontrolling interest	$(108.5)	$(12.8)
Statutory income tax rate	35.0%	35.0%

Provision for income taxes	$(37.8)	$(4.5)

(n) Earnings per Share. The adjustment to the pro forma combined basic and diluted earnings per share for the quarter ended March 31, 2012 and the year ended December 31, 2011 to reflect the impact of the Transactions are calculated as follows:

(in millions, except $ per share)
Pentair shares outstanding before Merger	101.7
Pentair shareholders ownership after Merger	47.5%

Pro forma total shares after Merger	214.1
Less Pentair shares outstanding before Merger	(101.7)

Pro forma shares issued to Tyco Flow Control shareholders	112.4

(o) Items Not Included. The following are material non-recurring charges related to the Transactions which are not included in the Unaudited Pro Forma Condensed Combined Statements of Income:

•

An estimated $101.0 million of amortization expense related to the estimated fair market value step-up of Tyco Flow Control’s finished goods inventory. The estimated fair market value step-up is considered nonrecurring as it would be amortized over the first inventory turn, which is estimated to be less than 12 months.

•	An estimated $57.5 million of one-time transaction costs related to the Transactions.

•	An estimated $19.6 million one-time charge for stock and other incentive compensation related to change-in-control provisions of the incentive awards.

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

Presented below are Pentair’s historical per share data for the quarter ended March 31, 2012 and the year ended December 31, 2011 and Tyco Flow Control unaudited pro forma combined per share data for the quarter ended March 31, 2012 and the year ended December 31, 2011. This information should be read together with the consolidated financial statements and related notes of Pentair are included elsewhere in this Prospectus and with the unaudited pro forma combined financial data included under “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 110. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the Transactions had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results of the combined company. The historical book value per share is computed by dividing total stockholders’ equity for Pentair by the number of Pentair common shares outstanding at the end of the period. The pro forma earnings per share of the combined company is computed by dividing the pro forma income by the pro forma weighted average number of Tyco Flow Control common shares outstanding. The pro forma book value per share of the combined company is computed by dividing total pro forma stockholders’ equity by the pro forma number of Pentair common shares outstanding at the end of the respective periods.

Pentair Historical	Quarter Ended March 31, 2012	Fiscal Year Ended December 31, 2011
Earnings per share attributable to Pentair, Inc.:
Basic	$0.62	$0.35
Diluted	$0.61	$0.34
Book value per common share	$21.64	$20.76
Cash dividends	$0.22	$0.80

Pentair Unaudited Pro Forma Combined Amounts	Quarter Ended March 31, 2012	Fiscal Year Ended December 31, 2011
Earnings per share from continuing operations attributable to shareholders:
Basic	$0.54	$0.55
Diluted	$0.54	$0.54
Book value per common share	$33.08	N/A
Cash dividends	$0.22	$0.80

HISTORICAL MARKET PRICE AND DIVIDEND INFORMATION

Pentair common shares currently trade on the NYSE under the ticker symbol “PNR.” On March 27, 2012, the last trading day before the announcement of the signing of the Merger Agreement, the last sale price of Pentair common shares reported by the NYSE was $40.26. On             , 2012, the last practicable trading day for which information is available as of the date of this Prospectus, the last sale price of Pentair common shares reported by the NYSE was $    . The following table sets forth the high and low prices of Pentair common shares for the periods indicated. For current price information, Pentair shareholders are urged to consult publicly available sources.

	Pentair Common Shares
	High	Low	Dividends Declared
Calendar Year Ending December 31, 2012

Second Quarter through , 2012			$0.22
First Quarter	$48.77	$33.88	$0.22

Calendar Year Ended December 31, 2011

Fourth Quarter	$38.62	$30.38	$0.20
Third Quarter	$42.43	$29.73	$0.20
Second Quarter	$41.38	$36.74	$0.20
First Quarter	$38.97	$34.85	$0.20

Calendar Year Ended December 31, 2010

Fourth Quarter	$37.22	$31.89	$0.19
Third Quarter	$35.68	$29.41	$0.19
Second Quarter	$39.32	$30.62	$0.19
First Quarter	$36.40	$29.55	$0.19

Market price data for Tyco Flow Control common shares has not been presented as Tyco Flow Control common shares do not trade separately from Tyco common shares.

There can be no assurance that Tyco Flow Control will continue a dividend in the future. See “Dividend Policy” for information regarding our anticipated dividends after the Transactions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF TYCO FLOW CONTROL

Introduction

The following information should be read in conjunction with the “Selected Historical Combined Financial Data for Tyco Flow Control” and our combined financial statements and related notes included elsewhere in this Prospectus. The following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those under the headings “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

On September 19, 2011, Tyco announced plans for the complete legal and structural separation of its flow control business from Tyco. On March 28, 2012, Tyco announced that it, Tyco Flow Control, Panthro Acquisition, a wholly-owned subsidiary of Tyco Flow Control, and Panthro Merger Sub, a wholly-owned subsidiary of Panthro Acquisition, had entered into the Merger Agreement with Pentair, providing that immediately following the Distribution and on the terms and subject to the other conditions of the Merger Agreement, Panthro Merger Sub will merge with and into Pentair, with Pentair surviving the Merger as a wholly owned indirect subsidiary of Tyco Flow Control.

The spin-off will be completed through the pro rata distribution of Tyco Flow Control shares to Tyco shareholders as of the record date. After giving effect to the Transactions, Tyco shareholders as of the record date and their transferees will own approximately 52.5% of the common shares of Tyco Flow Control on a fully-diluted basis. Tyco Flow Control will operate as an independent, publicly traded company that combines Tyco’s flow control business and Pentair’s business.

Prior to the spin-off, Tyco will complete the Internal Transactions as described in “The Separation and Distribution Agreement and the Ancillary Agreements.” Additionally, Tyco Flow Control and Tyco expect to enter into a series of agreements, including the Separation and Distribution Agreement, Transition Services Agreement, 2012 Tax Sharing Agreement and certain other commercial arrangements, which are also described in “The Separation and Distribution Agreement and the Ancillary Agreements.” Completion of the Transactions is subject to certain conditions, as described in “The Merger Agreement” and “The Separation and Distribution Agreement and the Ancillary Agreements—The Separation and Distribution Agreement—Conditions and Termination.”

The combined financial statements for Tyco Flow Control reflect all of the assets, liabilities, revenue and expenses directly associated with Tyco’s management and operation of its flow control business. In addition, certain general corporate overhead, other expenses and debt and related interest expense have been allocated by Tyco to Tyco Flow Control. Management believes such allocations are reasonable; however, they may not be indicative of the actual debt or expenses that Tyco Flow Control would have incurred had it been operating as an independent, publicly traded company for the periods presented, nor are they indicative of the costs that we will incur in the future. As a result, our financial statements may not be indicative of the financial position, results of operations and cash flows that we would have achieved had we operated as an independent entity for the periods presented. Tyco Flow Control has a 52- or 53-week fiscal year that ends on the last Friday in September. Fiscal years 2010 and 2009 were all 52-week years, while fiscal year 2011 was a 53-week year.

Executive Overview

Our Company

We are a global leader in the industrial flow control market. We specialize in the design, manufacture and servicing of highly engineered valves, actuation & controls, electric heat management solutions, and water transmission and distribution products. Our broad portfolio of products and services serves flow control needs primarily across the general process, oil & gas, water, power generation and mining industries. Our net revenue and operating income for fiscal year 2011 were $3.6 billion and $306 million, respectively.

We conduct our business through three reportable segments:

•

Our Valves & Controls segment is one of the world’s largest manufacturers of valves, actuators and controls. The segment’s leading products, services and solutions address many of the most challenging flow applications in the general process, oil & gas, power generation and mining industries. Net revenue for this segment in fiscal year 2011 was $2.2 billion, or 61% of our total net revenue.

•

Our Thermal Controls segment is a leading provider of complete electric heat management solutions, primarily for the oil & gas, general process and power generation industries. Net revenue for this segment in fiscal year 2011 was $734 million, or 20% of our total net revenue.

•

Our Water & Environmental Systems segment is a leading provider of large-scale water transmission and distribution products and water/wastewater systems in the Pacific and Southeast Asia regions. Net revenue for this segment in fiscal year 2011 was $699 million, or 19% of our total revenue.

We also provide general corporate services to our segments, the costs of which are reported as Corporate Expenses.

We sell our products through multiple channels based on local market conditions and demand. We serve our extensive global customer base through 45 major manufacturing locations and 93 after-market service centers around the world.

Our Markets

We define our markets based on the industries in which the end users of our products operate. We categorize our primary end-markets as general process, oil & gas, water, power generation, mining and other. We often sell our products to intermediaries (for example, distributors and agents) or subcontract our services. In these instances, we have less direct knowledge regarding the ultimate use of our products and services. As a result, our categorization of our revenue by industry may not precisely reflect the sources of our revenue. The following table sets forth our estimate of the percentage of revenue that we derived from the different end-markets we serve across all of our businesses for the periods presented.

Industry*	Revenue
	Fiscal Year 2011	Fiscal Year 2010
General Process	32%	30%
Oil & Gas	24%	24%
Water	16%	20%
Power Generation	14%	13%
Mining	7%	5%
Other	7%	8%

*	We define (i) the general process industries to include, the chemical and petrochemical processing, food and beverage, marine, pulp and paper, building service, defense, water (with respect to Valves & Controls only) and other smaller industries; (ii) the oil & gas industry to include exploration and production, gathering, processing, transportation and storage and refining and marketing; (iii) the water industries as primarily the water pipeline transmission and distribution sectors; (iv) the power generation industry as the coal, nuclear, natural gas and solar power generation sectors; (v) the mining industry as the extraction and processing of non-petroleum mineral resources, including coal, ferrous, non- ferrous, precious and specialty minerals; and (vi) other industries as consisting primarily of products and services sold to residential and commercial buildings and environmental projects.

We serve customers in almost 100 countries across both developed and emerging markets. Our revenue is geographically diversified: in fiscal year 2011, 31% was derived from customers in the Americas, 28% from Europe, Middle East and Africa (“EMEA”) and 41% from the Asia-Pacific region. We estimate that 24% of our fiscal year 2011 revenue was derived from customers in the emerging markets. Our customer base is also broadly diversified, with no single customer accounting for more than 5% of our revenue during fiscal year 2011. We present our geographic revenue in the footnotes based on the origin of the transaction as opposed to the location of the customer.

Demand for our offerings is primarily driven by our end users’ plans for capital investment in new projects and their expenditures for continuing maintenance. Such spending is, in turn, influenced by several factors, including general and industry-specific economic conditions, credit availability, expectations as to future market behavior, volatility in commodity prices and (in the case of customers that are governments or that rely on public funding) political factors.

Capital projects consist of new construction, increases in capacity and expansion upgrades, which may include engineering, design or installation work. For many of our customers, the decision to invest in a new capital project will be significantly influenced by demand expectations stemming from current and expected price levels for the products they process or the raw materials they use. Maintenance expenditures relate to the replacement or maintenance of products at existing sites; the repair, maintenance or testing of customer equipment; and orders for distributor stock. Compared with capital spending, maintenance expenditures tend to be more predictable in their level and timing and less dependent on macroeconomic factors, since maintenance requirements are primarily determined by planned schedules. However, unplanned events such as equipment failures, power outages and weather-related and other natural events can impact the level of maintenance spending as well. Planned maintenance expenditures are determined by the expected life span, utilization rate and reliability of equipment, while unplanned maintenance expenditures are event-driven.

Our large installed base of products, global reach, technical ability and overall reputation for quality have helped us build strong customer relationships that provide us with a competitive advantage in winning new installation work and capturing significant after-market revenue.

Our Thermal Controls and Water & Environmental Systems segments are characterized by two types of business, differentiated based on the size and frequency of orders: a “base business,” which consists of a large number of small- and medium-sized orders (generally less than $20 million) for products and services, and a “major capital project business,” which consists of a few large orders per year (generally more than $20 million) generated from major capital projects undertaken by our customers. Orders related to the base business typically convert to revenue within three months. Base business order activity is more consistent from period to period than is major capital project order activity, and is generally dependent on the overall level of economic activity in the end-markets we serve.

In our Thermal Controls segment, major capital project activity generally relates to our turnkey electric heat management services, for which projects can span more than one year. In our Water & Environmental Systems segment, major capital project activity typically relates to major infrastructure projects that can span several years. When a major capital project will start and when it will be completed are difficult to predict, and the number of major capital projects undertaken in any period depends on a variety of factors over which we have no control. Due to the size of these major capital projects, and the fact that it may take years for us to recognize revenue related to them, results in our Thermal Controls and Water & Environmental Systems segments can be subject to significant fluctuation depending on their presence or absence and the timing of the project. In our Thermal Controls segment, revenue derived from major capital project orders has accounted for an average of approximately 14% of segment revenue over the past three years. In our Water & Environmental Systems segment, revenue derived from such orders has accounted for an average of approximately 15% of segment revenue over the past three years.

2012 Company Outlook

We believe that our major end-markets have been and will continue to be attractive. Recently, they have demonstrated strong capital investment growth. For example, our oil & gas and mining end-markets have experienced compound annual growth rates (“CAGR”) of 5–6% over the past five years. Capital investment in the oil & gas and mining markets has tended to be driven by demand expectations related to energy use and commodity prices, while capital investment in the rest of our end-markets is more closely related to overall gross domestic product growth in the applicable region. We expect much of the growth in our end-markets to continue to be driven by economic expansion in emerging markets, where infrastructure-related capital investment has grown at a more than 20% CAGR over the past five years. We expect developed markets, on the other hand, to continue to be major sources of maintenance investment related to the large installed capital bases. Despite the overall strength of our end-markets, some of them have exhibited differing levels of volatility and may continue to do so over the medium and longer term. While we believe the general trends are robust, factors specific to each of our major end-markets may affect the capital spending plans of our customers.

Our Results of Operations

Throughout this discussion of our results of operations, we discuss the impact of fluctuations in non-U.S. currency exchange rates. We have calculated currency effects by translating current period results based on average rates in effect over the applicable period. Currency effects on backlog are calculated using the change in period-end exchange rates. Organic revenue growth (decline) is a non-U.S. GAAP measure and excludes the impact of acquisitions, divestitures, changes in currency exchange and certain other items (such as the effect of the 53rd week of operations in fiscal year 2011). Important disclosures related to organic revenue, including a reconciliation to U.S. GAAP net revenue, appear on page [—].

Orders and Backlog

	Quarter Ended		Fiscal Year Ended
	December 30, 2011	December 24, 2010	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Orders	$993	$864	$3,785	$3,200	$3,100
Backlog (end of period)	$1,792	$1,625	$1,744	$1,581	$1,781

Orders and backlog are reported at the undiscounted value of the revenue we expect to recognize when the related goods or services are delivered. We record and report an order upon receipt of a firm customer order that contractually covers the price, scope of products or services and delivery schedule that we are obligated to provide and the payment terms under which our customer is obligated to pay for such products or services.

The amount of orders that we report in a given period reflects the amount of new orders received during the period and the value of any changes to existing orders received during the period. These changes may include the cancellation of orders, a change in scope of products or services to be provided or a change in price. Orders from acquired businesses are included directly in backlog during the period when the acquisition closes and are not reflected in orders.

We define backlog at any point in time as the amount of revenue we expect to generate from all open orders. Most of our backlog typically converts to revenue in three to nine months, but a portion, particularly from orders for major capital projects, can take more than one year depending on the size and type of order. Orders can be cancelled, delayed or modified by our customers and therefore the size of our backlog is not necessarily a reliable predictor of future revenue.

Orders in the first fiscal quarter of 2012 increased by $129 million, or 14.9%, as compared with the prior year period. Currency impacts were negligible. The increase in orders was primarily attributable to orders strength in the general process and oil & gas end-markets in our Valves & Controls segment and the booking of two mid-sized project orders in our Water & Environmental Systems segment.

Orders in fiscal year 2011 increased by $585 million, or 18.3%, as compared with fiscal year 2010. Excluding favorable currency effects of $180 million, orders increased by 12.7%. The increase in orders was primarily attributable to strength in our Valves & Controls segment driven by the strength of the general process and oil & gas end-markets. The increase was also attributable to the colder winter season in early fiscal year 2011, which resulted in an increase in Thermal Controls’s order activity in EMEA and North America. The remaining increase was due to Thermal Controls’ orders for a major capital project in North America. These increases were partially offset by the impact of a decline in orders in our Water & Environmental Systems segment due to weather-related delays for several projects in Australia.

Orders in fiscal year 2010 increased by $100 million, or 3.2%, as compared with fiscal year 2009. Excluding favorable currency effects of $203 million, orders declined by 3.3%, driven by a decrease in orders in our Valves & Controls segment attributable to lower capital spending due to adverse global economic conditions. The decreased orders in our Valves & Controls segment were partially offset by higher volume of orders in our Thermal Controls segment due to an increase in major capital project orders and by higher order levels in our Water & Environmental Systems segment.

Backlog of $1.8 billion at December 30, 2011 increased by $167 million, or 10.3%, as compared with December 24, 2010. Excluding an unfavorable currency impact of $17 million, backlog increased by 11.3% driven by the order strength in our end-markets discussed above and backlog acquired from the KEF Holdings Ltd. (“KEF”) acquisition, which closed in the fourth quarter of our 2011 fiscal year. Within the 12 months following December 30, 2011, we expect to ship approximately 90% of our December 30, 2011 backlog.

Backlog of $1.8 billion at December 30, 2011 increased by $48 million, or 2.8%, from September 30, 2011. Excluding unfavorable currency effects of $20 million, backlog increased 3.9% driven by increased order activity as discussed above.

Net Revenue

	Quarter Ended		Fiscal Year Ended
	December 30, 2011	December 24, 2010	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Net Revenue	$926	$826	$3,648	$3,381	$3,492
Net Revenue Growth (Decline)	12.1%	N/A	7.9%	(3.2%)	N/A
Organic Revenue Growth (Decline)	10.5%	N/A	0.7%	(9.9%)	N/A

Net revenue in the first fiscal quarter of 2012 increased by $100 million, or 12.1%, as compared with the comparable prior year period. Organic revenue growth was 10.5% and was primarily driven by increased shipments to the oil & gas end-market in our Valves & Controls segment, increased major capital project activity in our Thermal Controls segment and increased major capital project activity in our Water & Environmental Systems segment. Overall net revenue included a net $14 million increase due to the net impact of acquisitions and divestitures and negligible currency effects.

Net revenue in fiscal year 2011 increased by $267 million, or 7.9%, as compared with fiscal year 2010. Organic revenue growth of 0.7% was primarily driven by an increase in sales in our Valves & Controls segment due to strength across all of our end-markets, increased product sales in North America and EMEA in our Thermal Controls segment due to the colder winter season in early fiscal year 2011, and increased activity related to a major capital project in our Thermal Controls segment. These increases were largely offset by a decrease in net revenue in our Water & Environmental Systems segment due to the completion of a major capital project in the first quarter of fiscal year 2011, along with extreme weather conditions in Australia which adversely impacted sales in fiscal year 2011. The overall net revenue increase included favorable currency effects of $183 million, $17 million of revenue related to the net impact of acquisitions and divestitures and $45 million of revenue due to the impact of an additional week of operations due to the timing of our fiscal year 2011 end.

Net revenue in fiscal year 2010 decreased by $111 million, or 3.2%, as compared with fiscal year 2009. Organic revenue declined 9.9%, primarily driven by a significant decrease in sales across the end-markets served by our Valves & Controls segment due to adverse global economic conditions, partially offset by revenue from a major capital project in our Water & Environmental Systems segment. Currency effects favorably impacted revenue by $216 million, while our acquisitions in Brazil during fiscal year 2010 partially offset the organic revenue decline.

Gross Profit and Gross Profit Margin

	Quarter Ended		Fiscal Year Ended
	December 30, 2011	December 24, 2010	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Gross Profit	$311	$278	$1,170	$1,130	$1,233
Gross Profit Margin	33.6%	33.7%	32.1%	33.4%	35.3%

Gross profit in the first fiscal quarter of 2012 increased by $33 million, or 11.9%, as compared with the same prior year period. The increase was primarily attributable to higher revenue in our Valves & Controls and Thermal Controls segments. The gross profit margin remained essentially flat as the positive impact of volume leverage in our Valves & Controls and Thermal Controls segments was offset by lower margins in our Water & Environmental Systems segment.

Gross profit in fiscal year 2011 increased by $40 million, or 3.5%, as compared with fiscal year 2010. Excluding favorable currency effects of $56 million, gross profit decreased by $16 million, or 1.4%. These declines were driven by a decline in gross profit in our Water & Environmental Systems segment due to severe weather-related project delays, which led to unfavorable fixed cost absorption in manufacturing plants, and the absence of a major capital project that was completed in the first quarter of fiscal year 2011. Increased investments in our Valves & Controls segment also contributed to the gross profit decline. These two factors together accounted for 1.3% of the gross profit decline. These decreases were partially offset by strength in our Thermal Controls segment due to the colder winter season in early fiscal year 2011 and the work on a major capital project in North America.

Gross profit in fiscal year 2010 decreased by $103 million, or 8.4%, as compared with fiscal year 2009. Excluding the favorable currency effects of $65 million, gross profit decreased by $168 million, or 13.6%. The decrease was primarily attributable to the decrease in sales volume in our Valves & Controls segment due to adverse global economic conditions. To a lesser extent, the decrease was due to an adverse mix of work on some major capital projects in our Thermal Controls segment, which included lower margin labor construction work versus higher margin design and product delivery work, and the negative effects of a provision for an expected loss related to the completion a long-term construction contract in our Water & Environmental Systems segment, which together accounted for 1.9% of the gross profit decline.

Selling, General and Administrative Expense (“SG&A”)

	Quarter Ended		Fiscal Year Ended
	December 30, 2011	December 24, 2010	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
SG&A	$213	$192	$825	$772	$767
SG&A as a percentage of net revenue	23.0%	23.2%	22.6%	22.8%	22.0%

SG&A in the first fiscal quarter of 2012 increased by $21 million, or 10.9%, as compared with the comparable prior year period. The increase was primarily attributable to higher sales expenses and SG&A of acquired companies.

SG&A in fiscal year 2011 increased by $53 million, or 6.9%, as compared with fiscal year 2010. SG&A included an increase due to currency effects of $30 million, or 3.9%. Excluding currency effects, SG&A increased $23 million, or 3.0%. This increase was primarily attributable to increased volumes and investment in key markets.

SG&A in fiscal year 2010 increased by $5 million, or 0.7%, as compared with fiscal year 2009. SG&A included an increase due to currency effects of $33 million, or 4.3%. Excluding currency effects, SG&A decreased $28 million, or 3.7%. The decrease was driven by cost containment actions.

Operating Income

	Quarter Ended		Fiscal Year Ended
	December 30, 2011	December 24, 2010	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Operating Income	$98	$50	$306	$331	$451
Operating Margin	10.6%	6.1%	8.4%	9.8%	12.9%

Operating income in the first fiscal quarter of 2012 increased by $48 million, or 96.0%, as compared with the same prior year period. The increase was primarily attributable to the absence of a $35 million impairment of goodwill related to our Water Systems reporting unit within our Water & Environmental Systems segment recorded in the first quarter of fiscal year 2011. Increased volume in our Valves & Controls and Thermal Controls segments discussed above also contributed to the increase. Operating margin increased by 4.5 percentage points.

Operating income in fiscal year 2011 decreased by $25 million, or 7.6%, as compared with fiscal year 2010. Excluding favorable currency effects of $22 million, or 6.6%, the decrease was $47 million, or 14.2%. That decrease was primarily attributable to a goodwill impairment of $35 million related to our Water Systems reporting unit, a reduction in volume and the impact of lower production in our Water & Environmental Systems segment. This was partially offset by an increase in sales volume in our Valves & Controls segment and in Thermal Controls in North America and EMEA related to the colder winter season in early fiscal year 2011 and lower restructuring expenses in our Valves & Controls segment. Operating margin decreased by 1.4 percentage points.

Operating income in fiscal year 2010 decreased by $120 million, or 26.6%, as compared with fiscal year 2009. Excluding favorable currency effects of $31 million, or 6.9%, the decrease was $151 million or 33.5%. That decrease was primarily attributable to the lower volumes in our Valves & Controls segment due to the negative impact to our end-markets from adverse global economic conditions, partially offset by a reduction in SG&A in our Valves & Controls segment, increased volume in our Thermal Controls and Water & Environmental Systems segments and restructuring and cost control actions taken in prior periods in our Water & Environmental Systems segment. Operating margin decreased by 3.1 percentage points.

Interest Expense and Interest Income

	Quarter Ended		Fiscal Year Ended
	December 30, 2011	December 24, 2010	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Interest Expense	$(12)	$(11)	$(52)	$(55)	$(66)
Interest Income	$3	$2	$11	$5	$7

Interest Expense

Interest expense was $12 million in the first fiscal quarter of 2012 as compared to $11 million in the first fiscal quarter of 2011. Interest expense for the first fiscal quarters of both 2012 and 2011 was allocated expense related to Tyco external debt.

Interest expense was $52 million in fiscal year 2011 as compared to $55 million in fiscal year 2010. Included in fiscal year 2011 was $50 million of allocated interest expense related to Tyco external debt compared to $53 million in fiscal year 2010.

Interest expense was $55 million in fiscal year 2010 as compared to $66 million in fiscal year 2009. Included in fiscal year 2010 was $53 million of allocated interest expense related to Tyco external debt compared to $61 million in fiscal year 2009.

Tax Expense and Tax Rate

	Quarter Ended		Fiscal Year Ended
	December 30, 2011	December 24, 2010	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Income tax expense	$(27)	$(27)	$(112)	$(98)	$(159)
Effective tax rate	30.3%	65.9%	42.3%	34.8%	40.6%

Our effective income tax rate was 30.3% and 65.9% during the quarters ended December 30, 2011 and December 24, 2010, respectively. The effective income tax rate in the first quarter of fiscal year 2011 included the impact of a loss driven by non-recurring goodwill impairment charges for which no tax benefit was available. The effective tax rate for the first quarter of fiscal year 2012 included the impact of a favorable audit resolution in a non-Swiss jurisdiction.

Our effective income tax rate was 42.3% and 34.8% in the fiscal years 2011 and 2010, respectively. The increase in our effective income tax rate was primarily the result of a loss driven by non-recurring goodwill impairment charges for which no tax benefit was available in fiscal year 2011 and a tax benefit realized in fiscal year 2010 in conjunction with restructuring activities. Our effective tax rate was 40.6% in fiscal year 2009. Taxes for fiscal year 2009 were increased by increased profitability in higher tax rate jurisdictions and tax expense recorded for anticipated nondeductible charges.

We expect our effective tax rate going forward to be approximately 25%. Our tax rate can vary from year to year due to discrete items such as the settlement of income tax audits and changes in tax laws, as well as recurring factors, such as the geographic mix of income before taxes.

Reportable Segments

We conduct our operations through three reportable segments based on the type of product and service offered by the segment and how we manage the business. The key operating results for our three reportable segments, Valves & Controls, Thermal Controls and Water & Environmental Systems, are discussed below.

Valves & Controls

Valves & Controls is our largest business segment, constituting approximately 61% of our revenue for our 2011 fiscal year. It is a global business and one of the world’s largest manufacturers of valves, actuators and controls. The majority of Valves & Controls’ products are longer-lead time, individually fabricated pieces of equipment that are custom-designed to serve a specific customer application. The time it takes for an order in our Valves & Controls segment to convert to revenue varies by product type and application but typically ranges between six and nine months with longer conversion times possible in the case of larger, more complex projects. The drivers of these conversion times usually include engineering design to meet customer specification, foundry supplier lead times for valve castings, custom machining for precise engineering specifications, final assembly, testing, customer inspection and transportation times. After-market service and MRO orders are generally shorter cycle and convert to revenue within 30 to 45 days.

	Valves & Controls
	Quarter Ended		Fiscal Year Ended
	December 30, 2011	December 24, 2010	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Orders	$603	$506	$2,333	$1,967	$1,980
Net Revenue	$542	$467	$2,215	$1,990	$2,279
Operating Income	$60	$49	$277	$248	$372
Operating Margin	11.1%	10.5%	12.5%	12.5%	16.3%
Backlog (end of period)	$1,338	$1,099	$1,302	$1,062	$1,101

Orders in the first fiscal quarter of 2012 increased by $97 million, or 19.2%, as compared with the comparable prior year period. Excluding unfavorable currency effects of $4 million, orders increased by 20.0%. The increase in orders was primarily attributable to strength in the general process and oil & gas end-markets.

Orders in fiscal year 2011 increased by $366 million, or 18.6%, as compared with fiscal year 2010. Excluding favorable currency effects of $87 million, orders increased 14.2%. The increase in orders was primarily attributable to higher demand for our products in the general process, oil & gas and mining end-markets.

Orders in fiscal year 2010 decreased by $13 million, or 0.7%, as compared with fiscal year 2009. Excluding favorable currency effects of $75 million, orders decreased by 4.4% mainly driven by lower capital spending by our customers across the end-markets we serve due to adverse global economic conditions, partially offset by an increase in orders of $17 million due to acquisitions in Brazil.

Net revenue in the first fiscal quarter of 2012 increased by $75 million, or 16.1%, as compared with the comparable prior year period. Organic revenue grew 12.4%, primarily due to strength across all our end-markets. The increase in net revenue included a favorable impact of $21 million from the KEF acquisition and an unfavorable currency impact of $4 million.

Net revenue in fiscal year 2011 increased by $225 million, or 11.3%, as compared with fiscal year 2010. Organic revenue grew 4.7%, primarily attributable to strength across the general process, power generation and mining end-markets. The increase in net revenue included favorable currency effects of $88 million, $19 million of revenue related to acquisitions and $25 million of revenue due to the impact of an additional week of operations due to the timing of our 2011 fiscal year end.

Net revenue in fiscal year 2010 decreased by $289 million, or 12.7%, as compared with fiscal year 2009. Organic revenue declined by 16.6% driven by lower order rates and lower beginning backlog across all markets due to adverse economic conditions that negatively impacted capital spending by our customers. The increase in net revenue included favorable currency effects of $70 million and revenue of $20 million related to acquisitions.

Operating income in the first fiscal quarter of 2012 increased by $11 million, or 22.4%, as compared with the comparable prior year period. Operating income included negligible currency effects. The increase in operating income was primarily driven by higher net revenue as discussed above and was partially offset by the impact of amortization of intangible assets related to the KEF acquisition. Operating margins improved by 0.6 percentage points.

Operating income in fiscal year 2011 increased by $29 million, or 11.7%, as compared with fiscal year 2010. The increase included a favorable currency effect of $17 million, or 6.9%. The remaining increase was primarily due to increased sales volume and lower restructuring expenses, which were partially offset by an increase in SG&A expense to support future growth in our key markets and acquisition related costs. Operating margins remained stable.

Operating income in fiscal year 2010 decreased by $124 million, or 33.3%, as compared with fiscal year 2009. Operating income included a favorable currency effect of $8 million, or 2.2%. The decrease was primarily attributable to the decrease in sales volume combined with an increase in restructuring expenses. Operating margins declined by 3.8 percentage points driven by the decline in sales volume.

Backlog of $1.3 billion as of December 30, 2011 represented an increase of $239 million, or 21.7%, as compared to December 24, 2010. Excluding an unfavorable currency effect of $19 million, backlog increased 23.5%. The increase was driven by increased order activity as discussed above and also additional backlog of $90 million from our acquisition of KEF.

Backlog of $1.3 billion as of December 30, 2011 represented an increase of $36 million or 2.8% as compared to September 30, 2011. Excluding an unfavorable currency effect of $27 million, backlog increased by 4.8%. The remaining increase was due to continued strength in our general process and oil & gas end-markets.

Thermal Controls

Our Thermal Controls segment is a leading provider of complete electric heat management solutions. It designs and manufactures heat tracing, floor and specialty heating, electronic controls, leak detection systems and fire and performance wiring products for industrial, commercial and residential use. As discussed under “—Our Markets,” Thermal Controls’ revenue comes from both base business and from major capital projects. Orders for base business typically convert to revenue within three months and have accounted for an average of 85% of Thermal Controls revenue over the past three years. Depending on the size, complexity and customer schedule for a major capital project, the project can last anywhere from a few months to a few years, which can significantly impact orders and revenue recognition in any given quarter or fiscal year over its duration. As a result the changes in orders from period to period may not be meaningful and have not been presented. The backlog amount and the content of the backlog are meaningful and are discussed below.

	Thermal Controls
	Quarter Ended		Fiscal Year Ended
	December 30, 2011	December 24, 2010	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Net Revenue	$225	$176	$734	$603	$576
Operating Income	$49	$37	$107	$74	$79
Operating Margin	21.8%	21.0%	14.6%	12.3%	13.7%
Backlog (end of period)	$154	$248	$170	$205	$268

Net revenue in the first fiscal quarter of 2012 increased by $49 million, or 27.8%, as compared with the comparable prior year period. Organic revenue grew 28.4%, primarily attributable to a major capital project near the Gulf of Mexico and higher base business in North America. The effect of currency impacts was negligible.

Net revenue in fiscal year 2011 increased by $131 million, or 21.7%, as compared with fiscal year 2010. Organic revenue growth was 17.6%, primarily attributable to the colder winter season in fiscal year 2011, which resulted in stronger product sales in EMEA and North America, and the impact of major capital project activity in North America. The increase in net revenue included favorable currency effects of $18 million and $7 million of revenue due to the impact of an additional week of operations due to the timing of our 2011 fiscal year end.

Net revenue in fiscal year 2010 increased by $27 million, or 4.7%, as compared with fiscal year 2009. Organic revenue grew by 1.2% with net revenue in our major capital projects and base business remaining relatively stable. The increase in net revenue included favorable currency effects of $20 million.

Operating income in the first fiscal quarter of 2012 increased by $12 million, or 32.4%, as compared with the comparable prior year period. The increase was driven by the higher net revenue discussed above. Operating margins improved 0.8 percentage points driven by volume leverage.

Operating income in fiscal year 2011 increased by $33 million, or 44.6%, as compared with fiscal year 2010. Excluding a favorable currency effect of $3 million, or 4.1%, the increase was primarily attributable to the strong performance of our products business in North America and EMEA and increased major capital project activity in North America. Operating margins improved by 2.3 percentage points driven by volume leverage and cost savings initiatives.

Operating income in fiscal year 2010 decreased by $5 million, or 6.3%, as compared with fiscal year 2009. Excluding a favorable currency effect of $4 million, or 5.1%, the decrease was primarily attributable to the timing and mix of work completed on some major capital projects, which included lower margin labor construction work versus higher margin design and product delivery. Operating margins declined 1.4 percentage points as explained above.

Backlog of $154 million at December 30, 2011 consisted of $117 million of orders related to base business and $37 million of orders related to major capital projects. Within the 12 months following December 30, 2011, we expect to ship approximately 100% of our December 30, 2011 backlog.

Backlog of $170 million at September 30, 2011 consisted of $120 million of orders related to base business and $50 million of orders related to major capital projects. Within the 12 months following September 30, 2011, we expect to ship approximately 100% of our September 30, 2011 backlog.

Water & Environmental Systems

Water & Environmental Systems is a leading provider of large-scale water transmission and distribution products and water/wastewater systems in the Pacific and Southeast Asia region. The segment serves mainly regional governmental water authorities, industrial clients and the agricultural water sector, primarily in that region. It also specializes in the design and manufacture of environmental systems for both water and air applications in niche markets worldwide. As discussed under “—Our Markets,” Water & Environmental Systems’ revenue comes from both base business and from major capital projects. Orders for base business typically convert to revenue within three months and have accounted for an average of 85% of Water & Environmental System’s revenue over the past three years. Depending on the size, complexity and customer schedule for a major capital project, the project can last anywhere from a few months to over a year, which can significantly impact orders and revenue recognition in any given quarter or fiscal year over its duration. As a result the changes in orders from period to period, may not be meaningful and have not been presented. The backlog amount and the content of the backlog are meaningful and are discussed below.

	Water & Environmental Systems
	Quarter Ended		Fiscal Year Ended
	December 30, 2011	December 24, 2010	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Net Revenue	$159	$183	$699	$788	$637
Operating Income	$9	$(18)	$16	$100	$87
Operating Margin	5.7%	(9.8)%	2.3%	12.7%	13.7%
Backlog (end of period)	$300	$278	$272	$314	$412

Net revenue in the first fiscal quarter of 2012 decreased by $24 million, or 13.1%, as compared with the prior year period. Organic revenue declined by 12.4% primarily attributable to our completion of the large desalinization project in the first quarter of fiscal year 2011. The decrease in net revenue included favorable currency effects of $4 million.

Net revenue in fiscal year 2011 decreased by $89 million, or 11.3%, as compared with fiscal year 2010. Organic revenue declined by 22.6% primarily attributable to a drop in revenue from the completion of the large desalinization project, the impact of weather and flooding on customer sites and the slow-down of project activity in the market. These impacts were partially offset by $13 million in revenue due to an extra week of operations due to the timing of our fiscal year 2011 end. The decrease in net revenue was partially offset by favorable currency effects of $77 million.

Net revenue in fiscal year 2010 increased by $151 million, or 23.7%, as compared with fiscal year 2009. Organic revenue grew 3.9% primarily attributable to revenue associated with the large desalinization project. The growth in net revenue included favorable currency effects of $126 million.

Operating income in the first fiscal quarter of 2012 increased by $27 million, or 150.0%, as compared with the same prior year period. Operating income in the first quarter of fiscal year 2011 was significantly impacted by a goodwill impairment charge of $35 million relating to our Water Systems reporting unit. The remaining decrease was due to the decline in net revenue described above. Operating margin improved 15.5 percentage points due to the reasons discussed above.

Operating income in fiscal year 2011 decreased by $84 million, or 84.0%, as compared with fiscal year 2010. Operating income included favorable currency effects of $2 million, or 2.0%. Operating income in 2011 was significantly impacted by a goodwill impairment charge of $35 million relating to our Water Systems reporting unit. The remaining decrease was primarily attributable to extreme weather conditions which resulted in delays in projects and deliveries and the benefit to fiscal year 2010 earnings of the large scale water desalinization project. The above factors resulted in an operating margin decline of 10.4 percentage points.

Operating income in fiscal year 2010 increased by $13 million, or 14.9%, as compared with fiscal year 2009. Excluding favorable currency effects of approximately $19 million, or 21.8%, the decline in operating income was primarily due to margin erosion and the effects of an $18 million provision related to an expected loss related to completion of a long term construction project. The decline was partially offset by SG&A expense savings from restructuring and cost containment actions taken in prior periods. The above factors resulted in an operating margin decline of 1.0 percentage point.

Backlog of $300 million at December 30, 2011 consisted of $270 million of orders related to base business and $30 million of orders related to major capital projects. Within the 12 months following December 30, 2011, we expect to ship approximately 51% of our December 30, 2011 backlog.

Backlog of $272 million at September 30, 2011 all of which related to base business. Within the 12 months following September 30, 2011, we expect to ship approximately 52% of our September 30, 2011 backlog.

Corporate Expense

Corporate expense generally relates to the cost of our corporate headquarter functions.

	Quarter Ended		Fiscal Year Ended
	December 30, 2011	December 24, 2010	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Corporate Expense	$(20)	$(18)	$(94)	$(91)	$(87)

Corporate expense has remained stable over the periods presented and includes corporate overhead expenses that have been allocated to us from Tyco.

Liquidity and Capital Resources

Cash Flow and Liquidity Analysis

Significant factors driving our liquidity position include cash flows generated from operating activities, capital expenditures and divestiture of non-strategic businesses as well as investments in strategic businesses and technologies. We have historically generated and we expect to continue to generate positive cash flow from operations. As part of Tyco, our cash has been swept into shared corporate pools regularly by Tyco at its discretion. Tyco has also funded our operating and investing activities as needed. Transfers of cash both to and from Tyco’s cash management system are reflected as a component of parent company investment within parent company equity in the Combined Balance Sheets.

Cash Flow from Operating Activities

	Quarter Ended		Fiscal Year Ended
	December 30, 2011	December 24, 2010	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Cash Flows from Operating Activities:
Operating income	$98	$50	$306	$331	$451
Goodwill impairment	—	35	35	—	—
Depreciation and amortization	21	15	72	67	63
Deferred income taxes	27	27	21	(37)	27
Provision for losses on accounts receivable and inventory	2	3	3	17	26
Other, net	2	3	4	12	15
Interest income	3	2	11	5	7
Interest expense	(12)	(11)	(52)	(55)	(66)
Income tax expense	(27)	(27)	(112)	(98)	(159)
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:
Accounts receivable	68	44	(91)	52	(30)
Inventories	(84)	(41)	(94)	25	92
Prepaid expenses and other current assets	(3)	(9)	(21)	23	29
Accounts payable	(32)	8	28	16	(107)
Accrued and other liabilities	3	(56)	(12)	10	10
Income taxes payable	(2)	(16)	32	41	35
Deferred revenue	(4)	12	10	(2)	39
Other	(20)	15	21	(19)	(56)

Net Cash Provided by Operating Activities:	$40	$54	$161	$388	$376

The net change in assets and liabilities during the first fiscal quarter of 2012 and fiscal year 2011 reduced operating cash flow by $74 million and $127 million, respectively. During this time, backlog increased $211 million. We believe this is a typical pattern for a long-lead time, manufacturing business. As the backlog represents anticipated shipments, and our lead times can be six to nine months, it is necessary for us to procure additional inventory to manufacture the products in support of future sales. Conversely, in fiscal year 2010 we experienced reduced volume and backlog due to adverse economic conditions. During this time, backlog declined $200 million and net revenue declined $111 million, thus we did not replenish inventory as quickly and we collected receivables but did not fully replace them with new billings. This resulted in $146 million in cash generation from working capital. We believe this is a typical pattern for a long-lead time, manufacturing business. Inventory as a percentage of backlog has remained stable at 39% to 44% over the last several years.

Cash from operating activities was $40 million for the quarter ended December 30, 2011, driven by operating income of $98 million and adjustments for non-cash items of $52 million, partially offset by income tax expense of $27 million, an increase in assets and liabilities of $74 million and net interest expense of $9 million. The net change in assets and liabilities included an $84 million increase in inventories and a $32 million decrease in accounts payable, partially offset by a $68 million decrease in accounts receivable. Inventory increased primarily in Valves & Controls driven by procurement of additional materials to service the increased backlog as previously discussed. Accounts receivable decreased across all three segments driven by strong sales at the end of fiscal year 2011, which were then collected during the quarter. The decrease of $32 million in accounts payable was primarily due to the normal timing of payments for annual incentives related to the prior fiscal year.

Cash from operating activities was $54 million during the quarter ended December 24, 2010, driven by operating income of $50 million and adjustments for non-cash items of $83 million, partially offset by income tax expense of $27 million, an increase in assets and liabilities of $43 million, and net interest expense of $9 million. The net change in assets and liabilities included a $56 million decrease in accrued and other liabilities and a $41 million increase in inventories, partially offset by a $44 million decrease in accounts receivable. The decrease of $56 million in accrued and other liabilities was primarily due to the normal timing of payments for annual incentives related to the prior fiscal year. The increase in inventory of $41 million was primarily due to Valves & Controls backlog growth. Accounts receivable decreased driven by strong sales at the end of fiscal year 2010 which were then collected during the quarter.

Cash from operating activities was $161 million in fiscal year 2011, with operating income of $306 million and adjustments for non-cash items of $135 million, partially offset by income tax expense of $112 million, an increase in assets and liabilities of $127 million and net interest expense of $41 million. The net change in assets and liabilities was driven by a $91 million increase in accounts receivable and a $94 million increase in inventories. The $91 million increase in accounts receivable was attributable to the $267 million revenue increase year over year. Inventory grew by $94 million driven by procurement of additional materials to service the growing backlog, especially in Valves & Controls.

Cash from operating activities was $388 million in fiscal year 2010, driven by operating income of $331 million, adjustments for non-cash items of $59 million and a decrease in assets and liabilities of $146 million partially offset by income tax expense of $98 million and net interest expense of $50 million. The net change in assets and liabilities was driven by a $52 million decrease in accounts receivable, a $41 million increase in income taxes payable, and a $25 million decrease in inventories. The $52 million decrease in accounts receivable was attributable to lower revenue in fiscal year 2010 due to the effects of the adverse global economic conditions.

Cash from operating activities was $376 million in fiscal year 2009, driven by operating income of $451 million, adjustments for non-cash items of $131 million and a decrease in assets and liabilities of $12 million, partially offset by income tax expense of $159 million and net interest expense of $59 million. The net change in assets and liabilities was driven by a $92 million decrease in inventories and a related $107 million decrease in accounts payable as inventory was not replenished during a period of lower volume due to adverse global economic conditions.

During the quarters ended December 30, 2011 and December 24, 2010, we paid $2 million and $5 million, respectively, in cash related to restructuring activities. See Note 3 (“Restructuring and Asset Impairment Charges, Net”) to our Unaudited Combined Financial Statements for further information regarding our restructuring activities.

During the fiscal years ended 2011, 2010 and 2009, we paid $15 million, $25 million and $11 million, respectively, in cash related to restructuring activities. See Note 3 (“Restructuring and Asset Impairment Charges, Net”) to our Audited Combined Financial Statements for further information regarding our restructuring activities.

During the quarters ended December 30, 2011 and December 24, 2010, we made required contributions of $4 million and $2 million, respectively, to our non-U.S. pension plans.

During the fiscal years ended 2011, 2010 and 2009, we made required contributions of $15 million each year to our non-U.S. pension plans. We anticipate contributing at least the minimum required to our non-U.S. pension plans in fiscal year 2012, of $15 million.

Income taxes paid, net of refunds, related to continuing operations were $58 million, $93 million and $98 million in 2011, 2010 and 2009, respectively.

Interest paid, related to continuing operations was $48 million, $50 million and $62 million in 2011, 2010 and 2009, respectively.

Cash flow from investing activities

	Quarter Ended		Fiscal Year Ended
	December 30, 2011	December 24, 2010	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Cash Flows (Used in) Provided by Investing Activities:	$(23)	$(15)	$(341)	$(192)	$(98)

We made capital expenditures of $25 million and $13 million during the first fiscal quarters of 2011 and 2010, respectively.

We made capital expenditures of $82 million, $98 million and $100 million during fiscal years 2011, 2010 and 2009, respectively. Capital expenditures are generally for maintenance of our global manufacturing operation, investment in additional capacity and improvement in our management information systems.

During the first fiscal quarter of 2012, we made no acquisitions. During the first fiscal quarter of 2011, we paid cash for acquisitions included in continuing operations of $7 million.

During fiscal year 2011, we paid cash for acquisitions included in continuing operations of $303 million, net of cash acquired of $1 million. This related primarily to the acquisition of a 75% interest in privately held KEF for $295 million, net of cash acquired of $1 million.

During fiscal year 2010, cash paid for acquisitions included in continuing operations totaled $104 million, net of cash acquired of $1 million. This related primarily to the acquisition of two Brazilian valve companies, including Hiter Industria e Comercio de Controle Termo Hidraulico Ltda (“Hiter”) and Valvulas Crosby Industria e Comercio Ltda.

During fiscal year 2011, we received cash proceeds, net of cash divested of $293 million for divestitures. The cash proceeds primarily related to $264 million for the sale of our European water business, which is presented in discontinued operations, and $35 million for the sale of our Israeli water business, which is presented in continuing operations. See Note 2 (“Divestitures”) to our Audited Combined Financial Statements for further information.

Cash flow from financing activities

	Quarter Ended		Fiscal Year Ended
	December 30, 2011	December 24, 2010	September 30, 2011	September 24, 2010	September 25, 2009
	(Amounts in millions)
Cash Flows Provided by (Used in) Financing Activities:	$47	$(57)	$157	$(284)	$(352)

The net cash used in or provided by financing activities for all periods were primarily the result of changes in parent company investments and transfers to discontinued operations.

Additionally, in connection with the acquisition of KEF during fiscal year 2011, we acquired $64 million of debt which was paid off as of September 30, 2011.

Future Liquidity Analysis

Following our spin-off and the Merger, our capital structure and sources of liquidity will change significantly from our historical capital structure. We will no longer participate in cash management and funding arrangements with Tyco. Instead, our ability to fund our capital needs will depend on our ongoing ability to generate cash from operations, and to access banks’ borrowing facilities and capital markets. We believe that our future cash from operations, together with our access to funds on hand and capital markets, will provide adequate resources to fund our operating and financing needs.

Our primary future cash needs will be centered on operating activities, working capital, capital expenditures and strategic investments. Our ability to fund these needs will depend, in part, on our ability to generate or raise cash in the future, which is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.

Prior to the Distribution, Tyco Flow Control will incur indebtedness in an amount not to exceed $500 million upon terms negotiated by Pentair. A portion of the proceeds of the indebtedness will be transferred to Tyco. After accounting for the transfer of proceeds to Tyco, the payment of transaction expenses and transfer of excess cash to Tyco, Tyco Flow Control will have a net indebtedness upon consummation of the Transactions of $275 million. In the event that financing is not available on acceptable terms, Tyco Flow Control will issue a one year unsecured “bridge” note to Tyco that will bear interest at a rate of 14.0% and be prepayable at any time. The specific terms of such indebtedness are unknown at this time, but will be included in an amendment to this Prospectus.

Following the spin-off and the Merger, we expect to manage our worldwide cash requirements considering available funds among the many subsidiaries through which we will be conducting business and the cost effectiveness with which those funds can be accessed. We plan to look for opportunities to access cash balances in excess of local operating requirements to meet global liquidity needs in a cost-efficient manner. Generally we are able to move excess cash through dividend payments or loans in a tax efficient manner as a result of our incorporation in Switzerland and the tax policies in the countries in which we operate. If funds are needed for our operations in the U.S., we generally have the ability to fund our U.S. operations without incremental tax costs as most of our cash resides in jurisdictions from which we can move cash to the U.S. without significant incremental tax expense.

Dividends

It is expected that Tyco Flow Control will initially pay a quarterly cash dividend of $0.22 per share. The Merger Agreement provides that Tyco, as the sole shareholder of Tyco Flow Control, will authorize the quarterly cash dividends to be paid prior to the 2013 Tyco Flow Control annual general meeting. Any dividend after that time that may be proposed by our board of directors will be subject to approval by our shareholders at our annual general meeting if and as proposed by our board of directors. Under Swiss law, our board of directors may propose to shareholders that a dividend be paid but cannot itself authorize the dividend. However, whether our board of directors exercises its discretion to propose any dividends to holders of Tyco Flow Control common shares in the future will depend on many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our board of directors deems relevant. There can be no assurance that we will continue a dividend in the future. See “Description of Our Capital Stock—Dividends.”

Contractual Obligations and Commercial Commitments

The following table provides a summary of our contractual obligations and commitments for minimum lease payments obligations under non-cancelable leases, and other obligations at the end of fiscal year 2011.

	Payments due by fiscal year
	2012	2013	2014	2015	2016	There– after	Total
	($ in millions)
Operating leases	$27	$23	$17	$11	$8	$21	$107
Capital leases	2	2	2	3	4	5	18
Redeemable noncontrolling interest(1)	—	—	—	100	—	—	100
Purchase obligations(2)	248	3	1	—	—	—	252

Total contractual cash obligations(3)	$277	$28	$20	$114	$12	$26	$477

(1)	On June 29, 2011, we acquired a 75% ownership interest in KEF within our Valves & Controls segment. The remaining 25% interest is held by a noncontrolling interest stakeholder. In connection with the acquisition of KEF, we and the noncontrolling interest stakeholder have a call and put arrangement, respectively, for us to acquire and the noncontrolling interest stakeholder to sell the remaining 25% ownership interest at a price equal to the greater of $100 million or a multiple of KEF’s average EBITDA for the prior twelve consecutive fiscal quarters. The arrangement becomes exercisable beginning the first full fiscal quarter following the third anniversary of the KEF closing date of June 29, 2011. See Note 15 (“Redeemable Noncontrolling Interest”) to our Audited Combined Financial Statements.
(2)	Purchase obligations consist of commitments for purchases of goods and services.
(3)	We have net unfunded pension and postretirement benefit obligations of $72 million and $16 million, respectively, to certain employees and former employees as of the year ended September 30, 2011. We are obligated to make contributions to our pension plans and postretirement benefit plans; however, we are unable to determine the amount of plan contributions due to the inherent uncertainties of obligations of this type, including timing, interest rate charges, investment performance and amounts of benefit payments. The minimum required contributions to our non-U.S. pension plans are expected to be approximately $15 million in fiscal year 2012. These plans and our estimates of future contributions and benefit payments are more fully described in Note 12 (“Retirement Plans”) to the Audited Combined Financial Statements.

Debt allocated to us by Tyco was $867 million and $859 million as of December 30, 2011 and September 30, 2011, respectively. We expect to incur debt from third parties at or prior to the spin-off based on our anticipated post-spin-off capital requirements. The amount of debt which we could incur may materially differ from the amounts allocated to us from Tyco.

As of September 30, 2011, we have outstanding letters of credit and bank guarantees in the amount of approximately $285 million.

Off-Balance Sheet Arrangements

In disposing of assets or businesses, we often provide representations, warranties and indemnities to cover various risks, including unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities and unidentified tax liabilities and legal fees related to periods prior to disposition. We do not have the ability to estimate the potential liability from such indemnities because they relate to unknown conditions. However we have no reason to believe that these uncertainties would have a material adverse effect on our financial position, results of operations or cash flows.

We have recorded liabilities for known indemnifications included as part of environmental liabilities. See Note 11 (“Commitments and Contingencies”) to our Audited Combined Financial Statements and Note 10 (“Commitments and Contingencies”) to our Unaudited Combined Financial Statements for further information with respect to these liabilities.

In the normal course of business, we are liable for product performance. We believe such obligations will not significantly affect our financial position, results of operations or cash flows.

We record estimated product warranty at the time of sale. For further information on estimated product warranty, see Notes 1 (“Basis of Presentation and Summary of Significant Accounting Policies”) and 9 (“Guarantees”) to our Audited Combined Financial Statements and Note 18 (“Guarantees”) to our Unaudited Combined Financial Statements included elsewhere in this Prospectus.

Critical Accounting Policies

The preparation of the Combined Financial Statements in conformity with U.S. GAAP requires management to use judgment in making estimates and assumptions to determine reported amounts of certain assets, liabilities, revenue and expenses and the disclosure of related contingent assets and liabilities. These estimates and assumptions are based upon information available at the time of the estimates or assumptions, including our historical experience, where relevant. Because of the uncertainty of factors surrounding the estimates, assumptions and judgments used in the preparation of our financial statements, actual results may differ from the estimates, and the difference may be material.

Our critical accounting policies are those policies that are both most important to our financial condition and results of operations and require the most difficult, subjective or complex judgments on the part of management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that the following represent our critical accounting policies. For a summary of all of our significant accounting policies, see Note 1 (“Basis of Presentation and Summary of Significant Accounting Policies”) to our Audited Combined Financial Statements, included elsewhere in this Information Statement.

Revenue Recognition

We recognize revenue principally from the sale of products and the provision of services and only when a firm sales agreement is in place, with a fixed and determinable price and collection is reasonably assured. We recognize revenue from the sales of products at the time title and risks and rewards of ownership pass, which generally occurs when the products reach the free-on-board shipping point. For contracts containing multiple elements, each having a determinable fair value, we recognize revenue in an amount equal to the element’s pro rata share of the contract’s fair value in accordance with the contractual delivery terms for each element. We defer the recognition of revenue when advance payments are received from customers before performance obligations have been completed or services have been performed. We include freight charges billed to customers in sales and the related shipping costs in cost of revenue in our combined statements of operations.

We record contract sales for construction-related projects primarily under the percentage-of-completion method. We base the profits we recognize on contracts in process upon estimated contract revenue and related total cost of the project at completion. We generally use the ratio of actual cost incurred to total estimated cost at completion to measure the extent of progress toward completion. Revisions to cost estimates as contracts progress have the effect of increasing or decreasing profits each period. We make provisions for anticipated losses in the period in which they become determinable. Percentage of completion revenue represented 16% of our combined net revenue in fiscal year 2011. The risk of this methodology is its dependence upon estimates of costs at completion, which are subject to the uncertainties inherent in long-term contracts.

In certain instances, we provide guaranteed completion dates under the terms of our contracts. Failure to meet contractual delivery dates can result in late delivery penalties or non-recoverable costs. In instances where the payment of such costs are deemed to be probable, we perform a project profitability analysis accounting for such costs as a reduction of realizable revenue, which could potentially cause estimated total project costs to exceed projected total revenue realized from the project. In such instances, we would record reserves to cover such excesses in the period they are determined, which would adversely affect our results of operations and financial position. In circumstances where the total projected reduced revenue still exceed total projected costs, the incurrence of unrealized incentive fees or non-recoverable costs generally reduces profitability of the project at the time of subsequent revenue recognition. Our reported results are impacted by judgment and estimates used for contract costs and contractual contingencies.

Revenue on service and repair contracts is recognized after services have been agreed to by the customer and rendered.

Income Taxes

For purposes of our combined financial statements, income tax expense and deferred tax balances have been recorded as if we filed tax returns on a stand-alone basis separate from Tyco (“Separate Return Method”). The Separate Return Method applies the accounting guidance for income taxes to the stand-alone financial statements as if we were a separate taxpayer and a stand-alone enterprise for the periods presented. The calculation of our income taxes on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. Historically, we have largely operated within Tyco’s group of legal entities; including several U.S. consolidated tax groups, various non-U.S. tax groups and stand alone non-U.S. subsidiaries. In certain instances, tax losses and credits utilized by us within the Tyco group of entities may not be available to us going forward. In other instances, tax losses or credits generated by Tyco’s other businesses will be available to us going forward after the Distribution.

In determining taxable income for our combined financial statements, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In evaluating our ability to recover our deferred tax assets we consider all available evidence, positive and negative, including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future pre-tax income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We currently have recorded valuation allowances that we will maintain until it is more-likely-than-not the deferred tax assets will be realized. Our income tax expense recorded in the future may be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income, including but not limited to any future restructuring activities, may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance could result in additional income tax expense in such period and could have a significant impact on our future earnings.

The tax carryforwards reflected in our combined financial statements are calculated on a hypothetical stand-alone income tax return basis. The tax carryforwards include net operating losses and tax credits. The tax carryforwards are not representative of the tax carryforwards we will have available for use after being spun-off from Tyco. We anticipate that as a result of the final spin-off transactions, our post spin-off tax carryforwards will be significantly higher than those reflected in the combined financial statements.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management records the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our financial condition, results of operations or cash flows.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these reserves in light of changing facts and circumstances;

however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. For purposes of our combined financial statements, these estimated tax liabilities have been computed on a separate return basis.

Reserves for Contingent Loss

Accruals are recorded for various contingencies, including legal proceedings, self-insurance and other claims that arise in the normal course of business. The accruals are based on judgment, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel and actuarially determined estimates. Additionally, we record receivables from third-party insurers when recovery has been determined to be probable.

Asbestos Related Contingencies and Insurance Receivables

We estimate the liability and corresponding insurance recovery for pending and future claims and defense costs predominantly based on claim experience over the past five years, and a projection which covers claims expected to be filed, including related defense costs, over the next seven years on an undiscounted basis. Due to the high degree of uncertainty regarding the pattern and length of time over which claims will be made and then settled or litigated, we use multiple estimation methodologies based on varying scenarios of potential outcomes to estimate the range of loss. We have concluded that estimating the liability beyond the seven-year period will not provide a reasonable estimate, as these uncertainties increase significantly as the projection period lengthens. However it is possible we will incur costs for asbestos claims beyond the seven-year period.

In connection with the recognition of liabilities for asbestos related matters, we record asbestos related insurance recoveries that are probable. The estimate of asbestos related insurance recoveries represents estimated amounts due to us for previously paid and settled claims and the probable reimbursements relating to estimated liability for pending and future claims. In determining the amount of insurance recoverable, we consider available insurance, allocation methodologies, solvency and creditworthiness of the insurers.

Annually, we perform a detailed analysis with the assistance of outside legal counsel and other experts to review and update as appropriate the underlying assumptions used in the estimated asbestos related assets and liabilities. On a quarterly basis, we re-evaluate the assumptions used to perform the annual analysis and record an expense as necessary to reflect changes in the estimated liability and related insurance asset. See Note 11 (“Commitments and Contingencies”) to our Audited Combined Financial Statements for a discussion of management’s judgments applied in the recognition and measurement of asbestos related assets and liabilities.

Pension and Postretirement Benefits

Our pension expense and obligations are developed from actuarial valuations. Two critical assumptions in determining pension expense and obligations are the discount rate and expected long-term return on plan assets. We evaluate these assumptions at least annually. Other assumptions reflect demographic factors such as retirement, mortality and turnover and are evaluated periodically and updated to reflect our actual experience. Actual results may differ from actuarial assumptions resulting in actuarial gains and losses. Such actuarial gains and losses will be amortized over the average expected service period of the participants for active plans and over the average remaining life expectancy of participants for inactive plans. The discount rate represents the market rate for high-quality fixed income investments and is used to calculate the present value of the expected future cash flows for benefit obligations under our pension plans. A decrease in the discount rate increases the present value of pension benefit obligations. A 25 basis point decrease in the discount rate would increase the present value of pension obligations by approximately $9 million and increase our annual pension expense by approximately $0.2 million. We consider the relative weighting of plan assets by class, historical performance of asset classes over long-term periods, asset class performance expectations as well as current and future economic conditions in determining the expected long-term return on plan assets. A 25 basis point decrease in the expected long-term return on plan assets would increase our annual pension expense by approximately $1 million.

Goodwill and Indefinite Lived Intangible Asset Valuation and Impairments

We assess goodwill and indefinite lived intangible assets for impairment annually and more frequently if triggering events occur. In performing these assessments, management relies on various factors, including operating results, business plans, economic projections including expectations and assumptions regarding the timing and degree of any economic recovery, anticipated future cash flows, comparable market transactions (to the extent available) and other market data.

We elected to make the first day of the fourth quarter the annual impairment assessment date for all goodwill and indefinite lived intangible assets. In the first step of the goodwill impairment test, we compare the fair value of a reporting unit with its carrying amount. We determine fair value for the goodwill impairment test utilizing a discounted cash flow analysis based on forecast cash flows (including estimated underlying revenue and operating income growth rates) discounted using an estimated weighted average cost of capital for market participants. We use a market approach, utilizing observable market data such as comparable companies in similar lines of business that are publicly traded or which are part of a public or private transaction (to the extent available), to corroborate the discounted cash flow analysis performed at each reporting unit. If the carrying amount of a reporting unit exceeds its fair value, we consider goodwill potentially impaired and perform further tests to measure the amount of impairment loss. In the second step of the goodwill impairment test, we compare the implied fair value of a reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. If the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of that goodwill, we recognize an impairment loss in an amount equal to the excess of the carrying amount of goodwill over its implied fair value. We determine the implied fair value of goodwill in the same manner that we determine the amount of goodwill recognized in a business combination. We allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill. In the first quarter of fiscal year 2011, as a result of a triggering event, we recorded a goodwill impairment charge of $35 million within our Water Systems reporting unit within our Water & Environmental Systems segment.

Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors. As a result, there can be no assurance that the estimates and assumptions made for purposes of the annual goodwill impairment test will prove to be accurate predictions of the future. Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair value of the aforementioned reporting units may include such items as follows:

•	a prolonged downturn in the business environment in which the reporting units operate (i.e. sales volumes and prices) especially in the commercial construction and retailer end-markets;

•	an economic recovery that significantly differs from our assumptions in timing or degree;

•	volatility in equity and debt markets resulting in higher discount rates; and

•	unexpected regulatory changes.

While historical performance and current expectations have resulted in fair values of goodwill in excess of carrying values, if our assumptions are not realized, it is possible that in the future an impairment charge may need to be recorded. However, it is not possible at this time to determine if an impairment charge would result or if such a charge would be material.

Inventories

We record our aggregate inventories at the lower of cost (primarily first-in, first-out) or market value. We provide a reserve for estimated inventory obsolescence or unmarketable inventory equal to the difference between the cost of inventory and estimated fair value based on assumptions of future demand and market conditions. We age our inventory with no recent demand and apply various valuation factors based on the length of time since the last demand from customers for such material. Significant judgments and estimates must be made and used in connection with establishing allowances. If future conditions cause a reduction in our current estimate of market value, due to a decrease in customer demand, a drop in commodity prices or other market-related factors that could influence demand for particular products, additional provisions may be needed.

Accounting Developments

We have presented the information about accounting pronouncements not yet implemented in Note 1 (“Basis of Presentation and Summary of Significant Accounting Policies”) to our Audited and Unaudited Combined Financial Statements included in this Prospectus.

Non-U.S. GAAP Measures

In an effort to provide investors with additional information regarding our results as determined by U.S. GAAP, we also disclose non-U.S. GAAP measures consisting of (i) revenue excluding the impact of changes in foreign currency exchange rates and (ii) organic revenue growth (decline). We believe that these measures are useful for investors in evaluating our operating performance for the periods presented. When read in conjunction with our U.S. GAAP revenue, they enable investors to better evaluate our operations without giving effect to fluctuations in foreign exchange rates, which may be significant from period to period. In addition, revenue excluding the impact of changes in foreign currency exchange rates and organic revenue growth (decline) are factors we use in internal evaluations of the overall performance of our business. These measures are not financial measures under U.S. GAAP and should not be considered as a substitute for revenue as determined in accordance with U.S. GAAP, and they may not be comparable to similarly titled measures reported by other companies. Organic revenue growth (decline) presented herein is defined as revenue growth (decline) excluding the effects of foreign currency fluctuations, acquisitions and divestitures and other changes that may not reflect underlying results and trends (for example, the 53rd week of operations in fiscal year 2011). Our organic growth (decline) calculations incorporate an estimate of prior year reported net revenue associated with acquired entities that have been fully integrated within the first year, and exclude prior year net revenue associated with entities that do not meet the criteria for discontinued operations which have been divested within the past year. We calculate the rate of organic growth (decline) based on the adjusted number to better reflect the rate of growth (decline) of the combined business, in the case of acquisitions, or the remaining business, in the case of dispositions. We base the rate of organic growth (decline) for acquired businesses that are not fully integrated within the first year upon unadjusted historical revenue. We may use organic revenue growth (decline) and revenue growth (decline) excluding the impact of foreign currency exchange rates as components of our compensation programs.

The table below details the components of organic revenue growth (decline) and reconciles the non-U.S. GAAP measures to U.S. GAAP net revenue growth (decline).

First Fiscal Quarter 2012

	Net Revenue for the First Fiscal Quarter 2011	Base Quarter Adjustments (Divestitures)	Adjusted First Fiscal Quarter 2011 Base Revenue	Foreign Currency	Acquisitions	Organic Revenue	Organic Growth Percentage	Net Revenue for the First Fiscal Quarter 2012
	(Amounts in millions)
Valves & Controls	$467	$—	$467	$(4)	$21	$58	12.4%	$542
Thermal Controls	176	—	176	(1)	—	50	28.4%	225
Water & Environmental Systems	183	(6)	177	4	—	(22)	(12.4%)	159

Total Net revenue	$826	$(6)	$820	$(1)	$21	$86	10.5%	$926

Fiscal Year 2011

	Net Revenue for Fiscal Year 2010	Base Year Adjustments (Divestitures)	Adjusted Fiscal Year 2010 Base Revenue	Foreign Currency	Acquisitions/ Other(1)	Organic Revenue	Organic Growth Percentage	Net Revenue for Fiscal Year 2011
	(Amounts in millions)
Valves & Controls	$1,990	$—	$1,990	$88	$44	$93	4.7%	$2,215
Thermal Controls	603	—	603	18	7	106	17.6%	734
Water & Environmental Systems	788	(4)	784	77	15	(177)	(22.6%)	699

Total Net Revenue	$3,381	$(4)	$3,377	$183	$66	$22	0.7%	$3,648

(1)

Includes $25 million, $7 million and $13 million due to the impact of the 53rd week of revenue during fiscal year 2011 for Valves & Controls, Thermal Controls and Water & Environmental Systems, respectively.

Fiscal Year 2010

	Net Revenue for Fiscal Year 2009	Base Year Adjustments (Divestitures)	Adjusted Fiscal Year 2009 Base Revenue	Foreign Currency	Acquisitions	Organic Revenue	Organic Growth Percentage	Net Revenue for Fiscal Year 2010
	(Amounts in millions)
Valves & Controls	$2,279	—	$2,279	$70	$20	$(379)	(16.6%)	$1,990
Thermal Controls	576	—	576	20	—	7	1.2%	603
Water & Environmental Systems	637	—	637	126	—	25	3.9%	788

Total Net Revenue	$3,492	—	$3,492	$216	$20	$(347)	(9.9%)	$3,381

Quantitative and Qualitative Disclosure about Market Risk

Our operations include activities in almost 100 countries across both developed and emerging markets. These operations expose us to a variety of market risks, including the effects of changes in interest rates and foreign currency exchange rates. We monitor and manage these financial exposures as an integral part of our overall risk management program.

Interest Rate Risk

We expect to enter into a new revolving credit facility that will bear interest at a floating rate. As a result, we will be exposed to fluctuations in interest rates to the extent of our borrowings under the revolving credit facility. We also expect to incur long-term debt at fixed rates. To help manage borrowing costs, we may from time to time enter into interest rate swap transactions with financial institutions acting as principal counterparties.

Foreign Currency Risk

We have exposure to the effects of foreign currency exchange rate fluctuations on the results of our non U.S. operations. We are exposed periodically to the foreign currency rate fluctuations that affect transactions not denominated in the functional currency of our domestic and foreign operations. We may from time to time use financial derivatives, which may include forward foreign currency exchange contract and foreign currency options to hedge this risk. We do not use derivative financial instruments to hedge investments in foreign subsidiaries since such investments are long-term in nature.

We had $1.2 billion of intercompany loans designated as permanent in nature as of September 30, 2011 and September 24, 2010, respectively. For the years ended September 30, 2011, September 24, 2010 and September 25, 2009 we recorded $18 million and $3 million of cumulative translation gain, and $5 million of cumulative translation loss, respectively, through accumulated other comprehensive income related to these loans.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF PENTAIR

Overview

Pentair is a focused diversified industrial manufacturing company comprised of two operating segments: Water & Fluid Solutions and Technical Products. Water & Fluid Solutions is a global leader in providing innovative products and systems used worldwide in the movement, storage, treatment and enjoyment of water. Technical Products is a leader in the global enclosures and thermal management markets, designing and manufacturing standard, modified and custom enclosures that house and protect sensitive electronics and electrical components and protect the people that use them. In 2011, Water & Fluid Solutions and Technical Products accounted for approximately 2/3 and 1/3 of total revenues, respectively.

Water & Fluid Solutions has progressively become a more important part of Pentair’s business portfolio with sales increasing from approximately $125 million in 1995 to approximately $2.4 billion in 2011. Pentair believes the water industry is structurally attractive as a result of a growing demand for clean water and the large global market size. Pentair’s vision is to be a leading global provider of innovative products and systems used in the movement, storage, treatment and enjoyment of water.

Technical Products operates in a large global market with significant potential for growth in industry segments such as industrial, energy, infrastructure and communications. Pentair believes it has the largest industrial and commercial distribution network in North America for enclosures and the highest brand recognition in the industry in North America.

On March 27, 2012, Pentair entered into the Merger Agreement pursuant to which it will merge with the flow control business of Tyco in a tax-free, all-stock merger. The Merger is expected to occur immediately after Tyco distributes all of the outstanding shares of Tyco Flow Control to its shareholders in the Distribution. In connection with the Merger, Tyco Flow Control will be renamed Pentair Ltd. In the Merger, a wholly-owned subsidiary of Tyco Flow Control will merge with and into Pentair, with Pentair surviving as a wholly-owned subsidiary of Tyco Flow Control. At the Effective Time, each outstanding Pentair common share will be converted into the right to receive one Tyco Flow Control common share. Upon completion of the Transactions, Tyco Flow Control common shares will be listed on the NYSE with Pentair’s former shareholders owning approximately 47.5% of the common shares of Tyco Flow Control and Tyco shareholders as of the record date and their transferees owning approximately 52.5% of the common shares of Tyco Flow Control. Completion of the Transactions is expected to occur at the end of September 2012, subject to the approval of the Distribution by Tyco shareholders, the approval of the Merger by Pentair’s shareholders and the other conditions described in this Prospectus. Pentair’s executive officers will become the executive officers of Tyco Flow Control and Pentair’s board of directors, together with up to two new directors selected by Tyco and reasonably acceptable to Pentair, will be the board of directors of Tyco Flow Control. Pentair will be treated as the accounting acquirer under generally accepted accounting principles in the United States. For more information regarding risks relating to the proposed Distribution and Merger, see “Risk Factors—Risks Relating to the Spin-Off and the Merger.”

In May 2011, Pentair acquired as part of Water & Fluid Solutions, the CPT division of privately held Norit Holding B.V. for $715.3 million (€502.7 million translated at the May 12, 2011 exchange rate). CPT’s results of operations have been included in Pentair’s consolidated financial statements since the date of acquisition. CPT is a global leader in membrane solutions and clean process technologies in the high growth water and beverage filtration and separation segments. CPT provides sustainable purification systems and solutions for desalination, water reuse, industrial applications and beverage segments that effectively address the increasing challenges of clean water scarcity, rising energy costs and pollution. CPT’s product offerings include innovative ultrafiltration and nanofiltration membrane technologies, aseptic valves, CO2 recovery and control systems and specialty pumping equipment. Based in the Netherlands, CPT has broad sales diversity with the majority of 2011 and 2010 revenues generated in European Union and Asia-Pacific countries.

The fair value of the business acquired was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the fair value acquired over the identifiable assets acquired and liabilities assumed is reflected as goodwill. Goodwill recorded as part of the purchase price allocation was $451.8 million, none of which is tax deductible. Identifiable intangible assets acquired as part of the acquisition were $197.2 million, including definite-lived intangibles, such as customer relationships, proprietary technology and trade names with a weighted average amortization period of approximately 10 years.

In January 2011 Pentair acquired as part of Water & Fluid Solutions, all of the outstanding shares of capital stock of Hidro Filtros do Brasil (“Hidro Filtros”) for cash of $14.9 million and a note payable of $2.1 million. The Hidro Filtros results of operations have been included in Pentair’s consolidated financial statements since the date of acquisition. Hidro Filtros is a leading manufacturer of water filters and filtering elements for residential and industrial applications operating in Brazil and neighboring countries. Goodwill recorded as part of the purchase price allocation was $10.1 million, none of which is tax deductible. Identified intangible assets acquired as part of the acquisition were $6.3 million including definite-lived intangibles, primarily customer relationships, of $5.5 million with an estimated life of 13 years.

Additionally, during 2011, Pentair completed other small acquisitions with purchase prices totaling $4.6 million, consisting of $2.9 million in cash and $1.7 million as a note payable, adding to Water & Fluid Solutions. Total goodwill recorded as part of the purchase price allocation was $4.3 million, none of which is tax deductible.

In the fourth quarter of 2011, Pentair completed its annual goodwill impairment review. As a result, Pentair recorded a pre-tax non-cash impairment charge of $200.5 million in the fourth quarter of 2011. This represents impairment of goodwill in Pentair’s Residential Filtration reporting unit, part of Water & Fluid Solutions. The impairment charge resulted from changes in Pentair’s forecasts in light of economic conditions prevailing in these markets and due to continued softness in the end-markets served by residential water treatment components.

Key Trends and Uncertainties

Pentair’s sales revenue for the full year of 2011 was approximately $3.5 billion, increasing 14% from sales in the prior year. Water & Fluid Solutions sales increased 16% in the year to approximately $2.4 billion, compared to the same period in 2010. Technical Products sales increased 10% to approximately $1.1 billion as compared to the same period in 2010.

The following trends and uncertainties affected Pentair’s financial performance in 2011 and the first quarter of 2012 and will likely impact Pentair’s results in the future:

•

Since 2010, most markets Pentair serves have shown signs of improvement since the global recession in 2008 and 2009. Because Pentair’s businesses are significantly affected by general economic trends, a lack of continued improvement in Pentair’s most important markets addressed below would likely have an adverse impact on Pentair’s results of operation for 2012 and beyond.

•

Pentair has also identified specific market opportunities that it continues to pursue, that it finds attractive both within and outside the United States. Pentair is reinforcing its businesses to more effectively address these opportunities through research and development and additional sales and marketing resources. Unless Pentair successfully penetrates these product and geographic markets, its organic growth would likely be limited.

•

After four years of new home building and new pool start contraction in the United States, these end markets stabilized in 2010. Although stabilized, these end markets have not shown significant signs of improvement and continue at historically low levels. In the fourth quarter of 2011, as a result of these current economic conditions and end market softness, Pentair recorded a goodwill impairment charge of $200.5 million. While Pentair expects new product introductions, expanded distribution and channel penetration to result in volume increases for 2012, continued stagnation in new housing construction and new pool starts could negatively impact Pentair’s ability to grow sales in the future and could have a material adverse effect on Pentair’s results of operations. Overall, Pentair believes that approximately 35% of its sales are used in global residential applications for replacement, refurbishment, remodeling, repair and new construction.

•

Order rates and sales improved in Pentair’s industrial business in 2010 and 2011 after slowing significantly in 2009. Pentair believes that the outlook for industrial markets in 2012 is mixed. Any significant reduction in global capital spending could adversely impact Pentair’s results in the future.

•

Through 2011 and the first three months of 2012, Pentair experienced material and other cost inflation. Pentair strives for productivity improvements, and Pentair implements increases in selling prices to help mitigate this inflation. Pentair expects the current economic environment will result in continuing price volatility for many of its raw materials. Commodity prices have begun to moderate, but Pentair is uncertain as to the timing and impact of these market changes.

•

Primarily due to lower discount rates, Pentair’s unfunded pension liabilities increased by $41 million to approximately $242 million as of the end of 2011. Pentair anticipates that its 2012 pension expense will increase over 2011 levels.

•

Pentair has a long-term goal to consistently generate free cash flow that equals or exceeds 100% of its net income. Pentair defines free cash flow as cash flow from continuing operating activities less capital expenditures plus proceeds from sale of property and equipment. Free cash flow for the full year 2011 was approximately $248 million, exceeding Pentair’s goal of 100% net income conversion. Pentair continues to expect to generate free cash flow in excess of net income before noncontrolling interest in 2012. Pentair is continuing to target reductions in working capital and particularly inventory, as a percentage of sales. See the discussion of “Other financial measures” under “—Liquidity and Capital Resources—Other financial measures” for a reconciliation of Pentair’s free cash flow.

In 2012, Pentair’s operating objectives include the following:

•	Increasing Pentair’s presence in fast growth regions and vertical market focus to grow in those markets in which Pentair has competitive advantages;

•	Optimizing Pentair’s technological capabilities to increasingly generate innovative new products;

•	Driving operating excellence through lean enterprise initiatives, with specific focus on sourcing and supply management, cash flow management and lean operations; and

•	Focusing on developing global talent in light of Pentair’s increased global presence (39% of Pentair’s 2011 net sales were generated outside the United States).

Pentair may seek to meet Pentair’s objectives of expanding its geographic reach internationally, expanding Pentair’s presence in Pentair’s various channels to market and acquiring technologies and products to broaden Pentair’s businesses’ capabilities to serve additional markets through acquisitions. Pentair may also consider the divestiture of discrete business units to further focus Pentair’s businesses on its most attractive markets.

Results of Operations for Three Months Ended March 31, 2012 Compared to Three Months Ended April 2, 2011

Net sales

Consolidated net sales and the change from the prior year period were as follows:

	Three months ended
In thousands	March 31, 2012	April 2, 2011	$ change	% change
Net sales	$858,177	$790,273	$67,904	8.6%

The components of net sales change in 2012 from 2011 were as follows:

	% Change from First quarter 2011
Percentages	Water & Fluid Solutions	Technical Products	Total
Volume	(0.2)	(1.2)	(0.6)
Acquisition	13.2	—	8.6
Price	1.8	0.9	1.5
Currency	(0.9)	(1.0)	(0.9)

Total	13.9	(1.3)	8.6

Consolidated net sales

The 8.6 percentage point increase in consolidated net sales in the first quarter of 2012 from 2011 was primarily driven by:

•	higher sales volume related to the May 2011 acquisition of CPT;

•

organic sales growth related to higher sales in Water & Fluid Solutions of certain pool products primarily serving the North American residential housing market and filtration products in other global markets;

•	higher sales within the industrial, energy and infrastructure vertical markets of Technical Products; and

•	selective increases in selling prices to mitigate inflationary cost increases.

These increases were partially offset by:

•	lower sales volume within the communications vertical market of Technical Products;

•	lower sales of pumps and filtration products into the residential markets within North America and Western Europe. Lower pump sales primarily related to moderate weather and reduced flooding; and

•	unfavorable foreign currency effects.

Net sales by segment and the change from prior year period were as follows:

	Three months ended
In thousands	March 31, 2012	April 2, 2011	$ change	% change
Water & Fluid Solutions	$586,978	$515,368	$71,610	13.9%
Technical Products	271,199	274,905	(3,706)	(1.3%)

Net sales	$858,177	$790,273	$67,904	8.6%

Water & Fluid Solutions

The 13.9 percentage point increase in Water & Fluid Solutions net sales in the first quarter of 2012 from 2011 was primarily driven by:

•	higher sales volume related to the May 2011 acquisition of CPT;

•	organic sales growth related to higher sales of certain pool products primarily serving the North American residential housing market and filtration products in other global markets;

•	continued growth in fast growth regions led by strength in the Middle East and Latin America; and

•	selective increases in selling prices to mitigate inflationary costs increases.

These increases were partially offset by:

•	lower sales of pumps and filtration products into the residential markets within North America and Western Europe. Lower pump sales primarily related to moderate weather and reduced flooding; and

•	unfavorable foreign currency effects.

Technical Products

The 1.3 percentage point decrease in Technical Products net sales in the first quarter 2012 from 2011 was primarily driven by:

•	lower sales volume within the communications vertical market of Technical Products; and

•	unfavorable foreign currency effects.

These decreases were partially offset by:

•	an increase in sales in industrial, energy and infrastructure vertical markets; and

•	selective increases in selling prices to mitigate inflationary cost increases.

Gross profit

	Three months ended
In thousands	March 31, 2012	% of sales		April 2, 2011	% of sales
Gross profit	$280,719	32.7%		$249,059	31.5%

Percentage point change		1.2	pts

The 1.2 percentage point increase in gross profit as a percentage of sales in the first quarter of 2012 from 2011 was primarily the result of:

•	higher gross margin from the sales volume related to the May 2011 acquisition of CPT;

•	savings generated from Pentair Integrated Management System (“PIMS”) initiatives, including lean and supply management practices; and

•	selective increases in selling prices in Water & Fluid Solutions and Technical Products to mitigate inflationary cost increases.

These increases were partially offset by:

•	inflationary increases related to raw materials and labor costs.

Selling, general and administrative (SG&A)

	Three months ended
In thousands	March 31, 2012	% of sales		April 2, 2011	% of sales
SG&A	$175,010	20.4%		$144,760	18.3%

Percentage point change		2.1	pts

The 2.1 percentage point increase in SG&A expense as a percentage of sales in the first quarter of 2012 from 2011 was primarily due to:

•	costs associated with the proposed transaction with Tyco Flow Control;

•	higher costs related to the May 2011 acquisition of CPT, including integration costs and intangible asset amortization; and

•	certain increases for labor and related costs.

Operating income

Water & Fluid Solutions

	Three months ended
In thousands	March 31, 2012	% of sales		April 2, 2011	% of sales
Operating income	$63,677	10.8%		$56,528	11.0%

Percentage point change		(0.2	) pts

The 0.2 percentage point decrease in Water & Fluid Solutions operating income as a percentage of net sales in the first quarter of 2012 as compared to 2011 was primarily the result of:

•	lower margin associated with the May 2011 acquisition of CPT, including intangible asset amortization and integration costs; and

•	cost increases for certain raw materials and labor.

These decreases were offset by:

•	selective increases in selling prices to mitigate inflationary cost increases; and

•	savings generated from PIMS initiatives, including lean and supply management practices.

Technical Products

	Three months ended
In thousands	March 31, 2012	% of sales		April 2, 2011	% of sales
Operating income	$50,459	18.6%		$48,087	17.5%

Percentage point change		1.1	pts

The 1.1 percentage point increase in Technical Products operating income as a percentage of sales in the first quarter of 2012 from 2011 was primarily the result of:

•	savings generated from PIMS initiatives including lean and supply management practices;

•	selective increases in selling prices to mitigate inflationary cost increases; and

•	favorable mix resulting from higher sales in the industrial, energy and infrastructure vertical markets.

These increases were partially offset by:

•	inflationary increases related to labor costs and certain raw materials, such as carbon steel; and

•	lower sales volume within the communications vertical market.

Net interest expense

	Three months ended
In thousands	March 31, 2012	April 2, 2011	Difference	% change
Net interest expense	$14,768	$9,325	$5,443	58.4%

The 58.4 percentage point increase in interest expense in the first quarter of 2012 from 2011 was primarily the result of:

•	the impact of higher debt levels following the May 2011 acquisition of CPT.

These increases were partially offset by:

•	the interest benefit related to tax adjustments in 2012.

Provision for income taxes

	Three months ended
In thousands	March 31, 2012	April 2, 2011
Income before income taxes and noncontrolling interest	$71,233	$77,087
Provision for income taxes	9,079	25,053
Effective tax rate	12.7%	32.5%

The 19.8 percentage point decrease in the effective tax rate in the first quarter of 2012 from 2011 was primarily the result of:

•	the resolution of U.S. federal and state tax audits in 2012, that did not occur in 2011;

•	the mix of global earnings; and

•	the favorable benefits related to the May 2011 acquisition of CPT.

Results of Operations of Operations for Year Ended December 31, 2011 Compared to Year Ended December 31, 2010 and Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net sales

Consolidated net sales and the year-over-year changes were as follows:

In thousands	2011	2010	$ change	% change	2010	2009	$ change	% change
Net sales	$3,456,686	$3,030,773	$425,913	14.1%	$3,030,773	$2,692,468	$338,305	12.6%

Sales by segment and year-over-year changes were as follows:

In thousands	2011	2010	2009	2011 vs. 2010		2010 vs. 2009
				$ change	% change	$ change	% change
Water & Fluid Solutions	$2,369,804	$2,041,281	$1,847,764	$328,523	16.1%	$193,517	10.5%
Technical Products	1,086,882	989,492	844,704	97,390	9.8%	144,788	17.1%

Total	$3,456,686	$3,030,773	$2,692,468	$425,913	14.1%	$338,305	12.6%

The components of the net sales change were as follows:

	2011 vs. 2010			2010 vs. 2009
Percentages	Water & Fluid Solutions	Technical Products	Total	Water & Fluid Solutions	Technical Products	Total
Volume	2.4	6.2	3.7	10.6	17.0	12.6
Acquisition	11.5	—	7.7	—	—	—
Price	1.0	1.9	1.3	(0.3)	0.7	—
Currency	1.2	1.7	1.4	0.2	(0.6)	—

Total	16.1	9.8	14.1	10.5	17.1	12.6

Consolidated net sales

The 14.1 percentage point increase in consolidated net sales in 2011 from 2010 was primarily the result of:

•	higher sales volume related to the May 2011 acquisition of CPT;

•

organic sales growth primarily due to higher sales in Water & Fluid Solutions of certain pump, pool and filtration products primarily serving the North American residential housing market and other global markets;

•	higher sales within the industrial, energy and general electronics vertical markets of Technical Products;

•	favorable foreign currency effects; and

•	selective increases in selling prices to mitigate inflationary cost increases.

These increases were partially offset by:

•	2010 sales resulting from the Gulf Intracoastal Waterway Project which did not reoccur in 2011; and

•	lower sales within the communications vertical market of Technical Products.

The 12.6 percentage point increase in consolidated net sales in 2010 from 2009 was primarily driven by:

•	higher sales volume in Technical Products;

•

higher sales of certain pump, pool and filtration products primarily related to the stabilization in the North American residential housing markets and other global markets following the global recession in 2009; and

•	increased sales resulting from the Gulf Intracoastal Waterway Project.

Water & Fluid Solutions

The 16.1 percentage point increase in Water & Fluid Solutions sales in 2011 from 2010 was primarily the result of:

•	higher sales volume as a result of the May 2011 acquisition of CPT;

•	organic sales growth primarily due to higher sales of certain pump, pool and filtration products primarily serving the North American residential housing market and other global markets;

•	continued sales growth in Latin America, India and emerging markets in the Asia Pacific region;

•	favorable foreign currency effects; and

•	selective increases in selling prices to mitigate inflationary cost increases.

These increases were partially offset by:

•	2010 sales resulting from the Gulf Intracoastal Waterway Project which did not reoccur in 2011.

The 10.5 percentage point increase in Water & Fluid Solutions net sales in 2010 from 2009 was primarily driven by:

•

organic sales growth of approximately 10.3% in 2010 (excluding foreign currency exchange) primarily due to higher sales of certain pump, pool and filtration products primarily related to the stabilization in the North American residential housing markets and other global markets following the global recession in 2009 primarily related to:

•	increased sales resulting from the Gulf Intracoastal Waterway Project;

•	continued sales growth in India, China and in other emerging markets in the Asia-Pacific region as well as Latin America; and

•	selective increases in selling prices to mitigate inflationary cost increases.

These increases were partially offset by:

•	price concessions in the form of growth rebates.

Technical Products

The 9.8 percentage point increase in Technical Products sales in 2011 from 2010 was primarily the result of:

•	an increase in sales in industrial, energy and general electronics vertical markets;

•	favorable foreign currency effects; and

•	selective increases in selling prices to mitigate inflationary cost increases.

These increases were partially offset by:

•	lower sales within the communications vertical market.

The 17.1 percentage point increase in Technical Products net sales in 2010 from 2009 was primarily driven by:

•	organic sales growth of approximately 17.7% in 2010 (excluding foreign currency exchange) primarily related to:

•	an increase in sales in industrial, general electronics, communications, energy and infrastructure vertical markets; and

•	selective increases in selling prices to mitigate inflationary cost increases.

These increases were partially offset by:

•	unfavorable foreign currency effects in 2010 primarily related to the euro.

Gross profit

In thousands	2011	% of sales		2010	% of sales		2009	% of sales
Gross Profit	$1,073,722	31.1%		$930,640	30.7%		$785,135	29.2%

Percentage point change		0.4	pts		1.5	pts

The 0.4 percentage point increase in gross profit as a percentage of sales in 2011 from 2010 was primarily the result of:

•	higher sales volumes in Water & Fluid Solutions and Technical Products and higher fixed cost absorption resulting from that volume;

•	savings generated from PIMS initiatives, including lean and supply management practices; and

•	selective increases in selling prices in Water & Fluid Solutions and Technical Products to mitigate inflationary cost increases.

These increases were partially offset by:

•	inflationary increases related to raw materials and labor costs; and

•	higher cost of goods sold in 2011 as a result of a fair market value inventory step-up and customer backlog recorded as a part of the CPT purchase accounting.

The 1.5 percentage point increase in gross profit as a percentage of sales in 2010 from 2009 was primarily the result of:

•	higher sales volumes in Water & Fluid Solutions and Technical Products and higher fixed cost absorption resulting from that volume;

•	cost savings from restructuring actions and other personnel reductions taken in response to the economic downturn and resulting volume decline in 2009; and

•	savings generated from PIMS initiatives including lean and supply management practices across both Water & Fluid Solutions and Technical Products.

These increases were partially offset by:

•	inflationary increases related to certain raw materials and labor and related costs.

Selling, general and administrative (SG&A)

In thousands	2011	% of sales		2010	% of sales		2009	% of sales
* SG&A	$827,047	23.9%		$529,329	17.5%		$507,303	18.8%

Percentage point change		6.4	pts		(1.3	) pts

*	Includes goodwill impairment charge

The 6.4 percentage point increase in SG&A expense as a percentage of sales in 2011 from 2010 was primarily the result of:

•	goodwill impairment charge of $200.5 million in Water & Fluid Solutions relating to Pentair’s Residential Filtration reporting unit;

•	integration costs and intangible asset amortization costs related to the May 2011 acquisition of CPT;

•	incremental restructuring actions taken in 2011;

•	insurance proceeds related to certain legal settlements received in 2010 which did not reoccur at the same levels in 2011;

•	continued investments in future growth with emphasis on international markets, including personnel and business infrastructure investments; and

•	certain increases for labor and related costs.

These increases were partially offset by:

•	higher sales volumes in both Water & Fluid Solutions and Technical Products, which resulted in increased leverage on the fixed operating expenses.

The 1.3 percentage point decrease in SG&A expense as a percentage of sales in 2010 from 2009 was primarily due to:

•	higher sales volume in both Water & Fluid Solutions and Technical Products, which resulted in increased leverage on the fixed operating expenses;

•	reduced costs related to restructuring actions taken throughout 2009 to consolidate facilities and streamline general and administrative costs;

•	impairment charge of $11.3 million in 2009 for selected trade names resulting from volume declines; and

•	insurance proceeds related to the Horizon litigation and other legal settlements received in 2010.

These decreases were partially offset by:

•	continued investments in future growth with emphasis on growth in international markets, including personnel and business infrastructure investments; and

•	certain increases for labor and related costs as well as reinstatement of certain employee benefits.

Research and development (R&D)

In thousands	2011	% of sales		2010	% of sales		2009	% of sales
R&D	$78,158	2.3%		$67,156	2.2%		$57,884	2.2%

Percentage point change		0.1	pts		—	pts

The 0.1 percentage point increase in R&D expense as a percentage of sales in 2011 from 2010 was primarily the result of:

•	higher costs associated with the May 2011 acquisition of CPT; and

•	continued investments in the development of new products to generate growth.

These increases were partially offset by:

•	higher sales volumes in both Water & Fluid Solutions and Technical Products, which resulted in increased leverage on the R&D expense spending.

R&D expense as a percentage of sales in 2010 was flat compared to 2009 primarily as a result of:

•	continued investments in the development of new products to generate growth in line with higher sales volume.

Operating income

Water & Fluid Solutions

In thousands	2011	% of sales		2010	% of sales		2009	% of sales
Operating income	$58,311	2.5%		$231,588	11.3%		$163,745	8.9%

Percentage point change		(8.8	) pts		2.4	pts

The 8.8 percentage point decrease in Water & Fluid Solutions operating income as a percentage of net sales in 2011 from 2010 was primarily the result of:

•	goodwill impairment charge of $200.5 million in Water & Fluid Solutions relating to Pentair’s Residential Filtration reporting unit;

•	lower margin associated with the May 2011 acquisition of CPT, including the fair market value inventory step-up and customer backlog, intangible asset amortization and integration costs;

•	cost increases for certain raw materials and labor;

•	incremental restructuring actions taken in 2011;

•	insurance proceeds related to the Horizon litigation and other legal settlements received in 2010 which did not reoccur at the same levels in 2011; and

•	continued investments in future growth with emphasis on international markets, including personnel and business infrastructure investments.

These decreases were partially offset by:

•	higher sales volume in Water & Fluid Solutions, which resulted in increased leverage of the fixed cost base;

•	savings generated from PIMS initiatives, including lean and supply management practices; and

•	selective increases in selling prices to mitigate inflationary cost increases.

The 2.4 percentage point increase in Water & Fluid Solutions operating income as a percentage of net sales in 2010 as compared to 2009 was primarily the result of:

•	higher sales volume in Water & Fluid Solutions, which resulted in increased leverage of the fixed cost base;

•	cost savings from restructuring actions and other personnel reductions taken throughout 2009 to consolidate and streamline operations;

•	savings generated from PIMS initiatives, including lean and supply management practices;

•	impairment change of $11.3 million in 2009 for selected trade names resulting from volume declines; and

•	insurance proceeds related to the Horizon litigation and other legal settlements received in 2010.

These increases were offset by:

•	cost increases for certain raw materials and labor as well as reinstatement of certain employee benefits; and

•	continued investment in future growth with emphasis on growth in international markets.

Operating income

Technical Products

In thousands	2011	% of sales		2010	% of sales		2009	% of sales
Operating income	$185,240	17.0%		$151,533	15.3%		$100,355	11.9%

Percentage point change		1.7	pts		3.4	pts

The 1.7 percentage point increase in Technical Products operating income as a percentage of sales in 2011 from 2010 was primarily the result of:

•	higher sales volume, which resulted in increased leverage of the fixed cost base;

•	savings generated from PIMS initiatives, including lean and supply management practices; and

•	selective increases in selling prices to mitigate inflationary cost increases.

These increases were partially offset by:

•	cost increases for certain raw materials, such as carbon steel, as well as labor; and

•	continued investment in future growth with emphasis on international markets, including personnel and business infrastructure investments.

The 3.4 percentage point increase in Technical Products operating income as a percentage of sales in 2010 from 2009 was primarily the result of:

•	higher gross margins due to higher sales volumes in Technical Products;

•	cost savings from restructuring actions and other personnel reductions taken in response to the economic downturn and resulting volume decline in 2009;

•	savings generated from PIMS initiatives, including lean and supply management practices; and

•	selective increases in selling prices to mitigate inflationary cost increases.

These increases were partially offset by:

•	cost increases for certain raw materials and labor as well as reinstatement of certain employee benefits; and

•	continued investment in future growth with emphasis on growth in international markets, including personnel and business infrastructure investments.

Net interest expense

In thousands	2011	2010	$ change	% change	2010	2009	$ change	% change
Net interest expense	$58,835	36,116	$22,719	62.9%	$36,116	$41,118	$(5,002)	(12.2)%

The 62.9 percentage point increase in interest expense in 2011 from 2010 was primarily the result of:

•	the impact of higher debt levels following the May 2011 acquisition of CPT

The 12.2 percentage point decrease in interest expense in 2010 from 2009 was primarily the result of:

•	the favorable impact of lower debt levels in 2010 as compared to 2009 in addition to the redemption on April 15, 2009 of Pentair’s 7.85% Senior Notes due 2009 (the “Pentair 2009 Notes”).

Loss on early extinguishment of debt

In March 2009, Pentair announced the redemption of all of the remaining outstanding $133.9 million aggregate principal of the Pentair 2009 Notes. The Pentair 2009 Notes were redeemed on April 15, 2009 at a redemption price of $1,035.88 per $1,000 of principal outstanding plus accrued interest thereon. As a result of this transaction, Pentair recognized a loss of $4.8 million on early extinguishment of debt in the second quarter of 2009. The loss included the write off of $0.1 million in unamortized deferred financing fees in addition to recognition of $0.3 million in previously unrecognized swap gains and cash paid of $5.0 million related to the redemption and other costs associated with the purchase.

Provision for income taxes

In thousands	2011	2010	2009
Income from continuing operations before income taxes and noncontrolling interest	$111,580	300,147	172,647
Provision for income taxes	73,059	97,200	56,428
Effective tax rate	65.5%	32.4%	32.7%

The 33.1 percentage point increase in the tax rate in 2011 from 2010 was primarily the result of:

•

the unfavorable tax impact of the $200.5 million goodwill impairment charge in Water & Fluid Solutions relating to Pentair’s Residential Filtration reporting unit. Excluding this item, Pentair’s tax rate would have been 29.6% in 2011.

The increases were partially offset by:

•	certain discrete items in 2011 that did not occur in 2010;

•	the mix of global earnings, and;

•	favorable benefits related to the May 2011 acquisition of CPT.

The 0.3 percentage point decrease in the effective tax rate in 2010 from 2009 was primarily the result of:

•	the mix of global earnings.

Liquidity and Capital Resources

Pentair generally funds cash requirements for working capital, capital expenditures, equity investments, acquisitions, debt repayments, dividend payments and share repurchases from cash generated from operations, availability under existing committed revolving credit facilities and in certain instances, public and private debt and equity offerings. Pentair has grown its businesses in significant part in the past through acquisitions financed by credit provided under Pentair’s revolving credit facilities and from time to time, by private or public debt issuance. Pentair’s primary revolving credit facilities have generally been adequate for these purposes, although Pentair has negotiated additional credit facilities as needed to allow it to complete acquisitions.

Pentair is focusing on increasing its cash flow and repaying existing debt, while continuing to fund Pentair’s research and development, marketing and capital investment initiatives. Pentair’s intent is to maintain investment grade ratings and a solid liquidity position.

Pentair experiences seasonal cash flows primarily due to seasonal demand in a number of markets within Water & Fluid Solutions. Pentair generally borrows in the first quarter of its fiscal year for operational purposes, which usage reverses in the second quarter as the seasonality of Pentair’s businesses peaks. End-user demand for pool and certain pumping equipment follows warm weather trends and is at seasonal highs from April to August. The magnitude of the sales spike is partially mitigated by employing some advance sale “early buy” programs (generally including extended payment terms and/or additional discounts). Demand for residential and agricultural water systems is also impacted by weather patterns, particularly by heavy flooding and droughts.

Operating activities

Cash used for operating activities was $67.5 million in the first three months of 2012 compared to $48.2 million in the same period of 2011. The increase in cash used by operating activities was due primarily to an increase in working capital and other long-term assets and a decrease in long-term liabilities, partially offset by an increase in net income before noncontrolling interest.

Cash provided by operating activities was $320.2 million in 2011 or $49.8 million higher than in 2010. The increase in cash provided by operating activities was due primarily to an increase in net income before non-cash items, partially offset by increased working capital necessary to support revenue growth.

Cash provided by operating activities was $270.4 million in 2010 or $12.0 million higher than in 2009. The increase in cash provided by operating activities was due primarily to a reduction in working capital, partially offset by an accelerated pension contribution of $25 million and lower income from continuing operations.

Investing activities

Capital expenditures in the first three months of 2012 were $15.6 million compared with $13.3 million in the prior year period. Pentair currently anticipates capital expenditures for fiscal year 2012 will be approximately $75 million to $85 million, primarily for capacity expansions in Pentair’s key growth markets, new product development, and replacement equipment.

Capital expenditures in 2011, 2010 and 2009 were $73.3 million, $59.5 million and $54.1 million, respectively.

In January 2011, Pentair acquired as part of Water & Fluid Solutions, all of the outstanding shares of capital stock of Hidro Filtros for cash of $14.9 million and a note payable of $2.1 million.

In May 2011, Pentair acquired as part of Water & Fluid Solutions, the CPT division from privately held Norit Holding for $715.3 million.

Additionally, during 2011, Pentair completed other small acquisitions with purchase prices totaling $4.6 million, consisting of $2.9 million in cash and $1.7 million as a note payable, adding to Water & Fluid Solutions.

Financing activities

Net cash provided by financing activities was $90.0 million in the first three months of 2012 compared with $80.9 million in the prior year period. The increase primarily relates to fluctuations in liquidity. Financing activities included drawdowns and repayments on Pentair’s revolving credit facilities to fund its operations in the normal course of business, payments of dividends, cash received/used for stock issued to employees, repurchase of common stock and tax benefits related to stock-based compensation.

Net cash provided by financing activities was $503.6 million in 2011 and net cash used for financing activities was $190.6 million in 2010 and $209.1 in 2009. The increase in 2011 primarily related to borrowing utilized to fund the CPT acquisition. Additionally, financing activities included draw downs and repayments on Pentair’s revolving credit facilities to fund its operations in the normal course of business, payments of dividends, cash received/used for stock issued to employees, repurchase of common stock and tax benefits related to stock-based compensation.

In May 2011, Pentair completed a public offering of $500 million aggregate principal amount of its 5.00% Senior Notes due 2021 (the “Pentair 2021 Notes”). The Pentair 2021 Notes are guaranteed by certain of its wholly-owned domestic subsidiaries that are also guarantors under its primary bank credit facility. Pentair used the net proceeds from the offering of the Pentair 2021 Notes to finance in part the CPT acquisition.

In April 2011, Pentair entered into a Fourth Amended and Restated Credit Agreement (the “Pentair Credit Facility”). The Pentair Credit Facility replaced Pentair’s previous $800 million revolving credit facility. The Pentair Credit Facility creates an unsecured, committed credit facility of up to $700 million, with multi-currency sub facilities to support investments outside the U.S. The Pentair Credit Facility expires on April 28, 2016. Borrowings under the Pentair Credit Facility currently bear interest at the rate of London Interbank Offered Rate (“LIBOR”) plus 1.75%. Interest rates and fees on the Pentair Credit Facility will vary based on Pentair’s credit ratings. Pentair used borrowings under the Pentair Credit Facility to fund a portion of the CPT acquisition and to fund ongoing operations.

Pentair is authorized to sell short-term commercial paper notes to the extent availability exists under the Pentair Credit Facility. Pentair uses the Pentair Credit Facility as back-up liquidity to support 100% of commercial paper outstanding. Pentair’s use of commercial paper as a funding vehicle depends upon the relative interest rates for its commercial paper compared to the cost of borrowing under the Pentair Credit Facility. As of March 31, 2012, Pentair had $6.6 million of commercial paper outstanding.

Total availability under the existing Pentair Credit Facility was $435.7 million as of March 31, 2012, which was limited to $362.2 million by the leverage ratio financial covenant in the credit agreement.

Pentair’s debt agreements contain certain financial covenants, the most restrictive of which is a leverage ratio (total consolidated indebtedness, as defined, over consolidated net income before interest, taxes, depreciation, amortization and non-cash compensation expense, as defined) that may not exceed 3.5 to 1.0 as of the last date of each of Pentair’s fiscal quarters. Pentair was in compliance with all financial covenants in its debt agreements as of March 31, 2012.

In addition to the Pentair Credit Facility, Pentair has various other credit facilities with an aggregate availability of $75.3 million, of which $28.1 million was outstanding at March 31, 2012. Borrowings under these credit facilities bear interest at variable rates. Additionally, as part of the CPT acquisition Pentair assumed certain capital leases with an outstanding balance of $16.0 million at March 31, 2012.

Pentair has $105 million of outstanding private placement debt maturing in May 2012. Pentair classified this debt as long-term as of March 31, 2012, as it has the intent and ability to refinance such obligation on a long-term basis under the Pentair Credit Facility.

Pentair’s cost of and ability to obtain debt financing may be impacted by its credit ratings. Pentair’s long-term debt is rated at BBB- by Standard & Poor’s (“S&P”) with stable outlook and Baa3 by Moody’s with stable outlook.

Pentair issues short-term commercial paper notes that are currently not rated by S&P or Moody’s. Even though its short-term commercial paper is unrated, Pentair believes a downgrade in its credit rating could have a negative impact on its ability to continue to issue unrated commercial paper.

Pentair does not expect that a one-rating downgrade of its credit rating by either S&P or Moody’s would substantially affect its ability to access the long-term debt capital markets. However, depending upon market conditions, the amount, timing and pricing of new borrowings and interest rates under the Pentair Credit Facility could be adversely affected. If both of Pentair’s credit ratings were downgraded to below BBB-/Baa3, its flexibility to access the term debt capital markets would be reduced.

A credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations or a specific financial program. The credit rating takes into consideration the creditworthiness of guarantors, insurers or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The ratings outlook also highlights the potential direction of a short or long-term rating. It focuses on identifiable events and short-term trends that cause ratings to be placed under observation by the respective rating agencies. A change in rating outlook does not mean a rating change is inevitable.

Pentair expects to continue to have cash requirements to support working capital needs and capital expenditures, to pay interest and service debt and to pay dividends to shareholders annually. Pentair believes it has the ability and sufficient capacity to meet these cash requirements by using available cash and internally generated funds and to borrow under its committed and uncommitted credit facilities.

Dividends paid in the first three months of 2012 were $22.1 million, or $0.22 per common share, compared with $19.8 million, or $0.20 per common share, in the prior year period. Pentair paid dividends in 2011 of $79.5 million, compared with $75.5 million in 2010 and $70.9 million in 2009. Pentair has increased dividends every year for the last 36 years and expects to continue paying dividends on a quarterly basis.

In July 2010, the board of directors authorized the repurchase of shares of Pentair’s common stock up to a maximum dollar limit of $25 million. As of December 31, 2010 Pentair had repurchased 734,603 shares for $25 million pursuant to this plan. In December 2010, the board of directors authorized the repurchase of shares of Pentair’s common stock up to a maximum dollar limit of $25 million. As of December 31, 2011, Pentair had repurchased 389,300 shares for $12.5 million pursuant to this authorization, which expired in December 2011. In December 2011, the board of directors authorized the repurchase of shares of Pentair’s common stock up to a maximum dollar limit of $25 million. This authorization expires in December 2012.

The following summarizes Pentair’s significant contractual obligations that impact its liquidity:

	Payments Due by Period
In thousands	2012	2013	2014	2015	2016	More than 5 years	Total
Long-term debt obligations	$3,694	$200,620	$—	$—	$288,985	$800,000	$1,293,299
Capital lease obligations	1,168	1,168	1,168	1,168	1,168	9,948	15,788
Interest obligations on fixed-rate debt, including effects of derivative financial instruments	30,810	26,605	17,610	17,610	17,610	8,805	119,050
Operating lease obligations, net of sublease rentals	25,681	19,060	15,659	12,571	10,228	16,691	99,890
Pension and post retirement plan contributions	46,500	34,800	43,700	10,700	10,500	122,800	269,000

Total contractual cash obligations, net	$107,853	$282,253	$78,137	$42,049	$328,491	$958,244	$1,797,027

In addition to the summary of significant contractual obligations, Pentair will incur annual interest expense on outstanding variable rate debt. As of December 31, 2011, variable interest rate debt, including the effects of derivative financial instruments, was $202.0 million at a weighted average interest rate of 2.25%.

The estimated annual pension plan contribution amounts are intended to achieve fully funded status of Pentair’s domestic qualified pension plan in accordance with the Pension Protection Act of 2006. Pension and post retirement plan contributions are based on an assumed discount rate of 5.05% for all periods and an expected rate of return on plan assets ranging from 5.05% to 7.50%.

The total gross liability for uncertain tax positions was $13.4 million, $26.5 million and $24.5 million at March 31, 2012, December 31, 2011 and April 2, 2011, respectively. Pentair is not able to reasonably estimate the amount by which the estimate will increase or decrease over time; however, at this time, Pentair does not expect a significant payment related to these obligations within the next twelve months.

Impact of the Merger

In connection with the consummation of the Merger, Pentair may refinance some or all of the indebtedness described above, subject to the terms of the Merger Agreement, which provides that Pentair may not repay, incur or refinance any indebtedness to the extent such action would cause it not to be rated investment grade by any ratings agency.

Prior to the Distribution, Tyco Flow Control will incur indebtedness in an amount not to exceed $500 million upon terms negotiated by Pentair. A portion of the proceeds of the indebtedness will be transferred to Tyco. After accounting for the transfer of proceeds to Tyco, the payment of transaction expenses and transfer of excess cash to Tyco, Tyco Flow Control will have an additional net indebtedness upon consummation of the Transactions of $275 million.

Other financial measures

In addition to measuring its cash flow generation or usage based upon operating, investing and financing classifications included in the Consolidated Statements of Cash Flows, Pentair also measure its free cash flow. Pentair has a long-term goal to consistently generate free cash flow that equals or exceeds 100% conversion of net income from continuing operations. Free cash flow is a non-U.S. GAAP financial measure that Pentair uses to assess its cash flow performance. Pentair believes free cash flow is an important measure of operating performance because it provides Pentair and its investors a measurement of cash generated from operations that is available to pay dividends, make acquisitions, repay debt and repurchase shares. In addition, free cash flow is used as a criterion to measure and pay compensation-based incentives. Pentair’s measure of free cash flow may not be comparable to similarly titled measures reported by other companies. The following table is a reconciliation of free cash flow:

	Three months ended
In thousands	March 31, 2012	April 2, 2011
Net cash provided by (used for) operating activities	$(67,509)	$(48,180)
Capital expenditures	(15,621)	(13,268)
Proceeds from sale of property and equipment	1,528	42

Free cash flow	$(81,602)	$(61,406)

	Twelve Months Ended December 31
In thousands	2011	2010	2009
Net cash provided by (used for) continuing operations	$320,226	$270,376	$259,900
Capital expenditures	(73,348)	(59,523)	(54,137)
Proceeds from sale of property and equipment	1,310	358	1,208

Free cash flow	$248,188	$211,211	$206,971

Off-balance sheet arrangements

At December 31, 2011, Pentair had no off-balance sheet financing arrangements.

Commitments and Contingencies

Environmental

Pentair has been named as defendants, targets or potentially responsible parties (“PRP”) in a small number of environmental clean-ups, in which its current or former business units have generally been given de minimis status. To date, none of these claims have resulted in clean-up costs, fines, penalties or damages in an amount material to Pentair’s financial position or results of operations. Pentair has disposed of a number of businesses in recent years and in certain cases, such as the disposition of the Cross Pointe Paper Corporation uncoated paper business in 1995, the disposition of the Federal Cartridge Company ammunition business in 1997, the disposition of Lincoln Industrial in 2001 and the disposition of the Tools Group in 2004, Pentair has retained responsibility and potential liability for certain environmental obligations. Pentair has received claims for indemnification from purchasers of these businesses and has established what it believe to be adequate accruals for potential liabilities arising out of retained responsibilities. Pentair settled some of the claims in prior years; to date its recorded accruals have been adequate.

In addition, there are ongoing environmental issues at a limited number of sites relating to operations no longer carried out at the sites. Pentair has established what it believes to be adequate accruals for remediation costs at these sites. Pentair does not believe that projected response costs will result in a material liability.

Pentair may be named as a PRP at other sites in the future, for both divested and acquired businesses. When the outcome of the matter is probable and it is possible to provide reasonable estimates of its liability with respect to environmental sites, provisions have been made in accordance with U.S. GAAP. As of December 31, 2011 and December 31, 2010, Pentair’s undiscounted reserves for such environmental liabilities were approximately $1.5 million and $1.3 million, respectively. Pentair cannot ensure that environmental requirements will not change or become more stringent over time or that its eventual environmental clean-up costs and liabilities will not exceed the amount of its current reserves.

Stand-by letters of credit and bonds

In the ordinary course of business, Pentair is required to commit to bonds that require payments to its customers for any non-performance. The outstanding face value of the bonds fluctuates with the value of Pentair’s projects in process and in its backlog. In addition, Pentair issues financial stand-by letters of credit primarily to secure its performance to third parties under self-insurance programs and certain legal matters. As of December 31, 2011 and December 31, 2010, the outstanding value of these instruments totaled $136.2 million and $116.5 million, respectively.

New Accounting Standards

See Note 1 of Pentair’s Notes to Consolidated Financial Statements and Note 2 of Pentair’s Notes to Condensed Consolidated Financial Statements (Unaudited) for information pertaining to recently adopted accounting standards or accounting standards to be adopted in the future.

Critical Accounting Policies

Pentair has adopted various accounting policies to prepare the consolidated financial statements in accordance with U.S. GAAP. Pentair’s significant accounting policies are more fully described in Note 1 of Pentair’s Notes to Consolidated Financial Statements. Certain of Pentair’s accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on Pentair’s historical experience, terms of existing contracts, its observance of trends in the industry and information available from other outside sources, as appropriate. Pentair considers an accounting estimate to be critical if:

•	it requires it to make assumptions about matters that were uncertain at the time it was making the estimate; and

•	changes in the estimate or different estimates that it could have selected would have had a material impact on its financial condition or results of operations.

Our critical accounting estimates include the following:

Impairment of goodwill and indefinite-lived intangibles
Goodwill

Goodwill represents the excess of the cost of acquired businesses over the net of the fair value of identifiable tangible net assets and identifiable intangible assets purchased and liabilities assumed.

Goodwill is tested at least annually for impairment and is tested for impairment more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is performed using a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. If the estimated fair value is less than the carrying amount of the reporting unit there is an indication that goodwill impairment exists and a second step must be completed in order to determine the amount of the goodwill impairment, if any, that should be recorded. In the second step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation.

The fair value of each reporting unit is determined using a discounted cash flow analysis and market approach. Projecting discounted future cash flows requires Pentair to make significant estimates regarding future revenues and expenses, projected capital expenditures, changes in working capital and the appropriate discount rate. Use of the market approach consists of comparisons to comparable publicly traded companies that are similar in size and industry. Actual results may differ from those used in Pentair’s valuations.

In developing discounted cash flow analysis, assumptions about future revenues and expenses, capital expenditures and changes in working capital are based on Pentair’s annual operating plan and long-term business plan for each of its reporting units. These plans take into consideration numerous factors including historical experience, anticipated future economic conditions, changes in raw material prices and growth expectations for the industries and end markets Pentair participates in. These assumptions are determined over a five year long-term planning period. The five-year growth rates for revenues and operating profits vary for each reporting unit being evaluated. Revenues and operating profit beyond 2018 are projected to grow at a perpetual growth rate between 3.0% and 3.5%.

Discount rate assumptions for each reporting unit take into consideration Pentair’s assessment of risks inherent in the future cash flows of the respective reporting unit and its weighted-average cost of capital. Pentair utilized a discount rate ranging from 12.6% to 14% in determining the discounted cash flows in its fair value analysis.

In estimating fair value using the market approach, Pentair identifies a group of comparable publicly-traded companies for each operating segment that are similar in terms of size and product offering. These groups of comparable companies are used to develop multiples based on total market-based invested capital as a multiple of EBITDA. Pentair determines its estimated values by applying these comparable EBITDA multiples to the operating results of its reporting units. The ultimate fair value of each reporting unit is determined considering the results of both valuation methods.

In connection with its annual impairment test, Pentair determined that the fair value of one of its reporting units did not exceed its carrying value by a significant amount. Goodwill for this reporting unit was $799.9 million at December 31, 2011. If cash flow projections decreased by 6.7% or if the discount rate increased by 70 basis points (the discount rate used in the impairment analysis was 12.6%), this reporting unit would have failed the step one test and a step two analysis would have been required.

Impairment charge

In the fourth quarter of 2011, Pentair completed its annual goodwill impairment review. As a result, Pentair recorded a pre-tax non-cash impairment charge of $200.5 million. This represents impairment of goodwill in its Residential Filtration reporting unit, part of Water & Fluid Solutions. The impairment charge resulted from changes in Pentair’s forecasts in light of economic conditions prevailing in these markets and due to continued softness in the end-markets served by residential water treatment components.

Identifiable intangible assets

Pentair’s primary identifiable intangible assets include trade marks and trade names, patents, non-compete agreements, proprietary technology and customer relationships. Identifiable intangibles with finite lives are amortized and those identifiable intangibles with indefinite lives are not amortized. Identifiable intangible assets that are subject to amortization are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Identifiable intangible assets not subject to amortization are tested for impairment annually or more frequently if events warrant. Pentair completes its annual impairment test during the fourth quarter each year for those identifiable assets not subject to amortization. There was no impairment charge recorded in 2011 or 2010 for identifiable intangible assets. An impairment charge of $11.3 million was recorded in 2009, related to trade names. These charges were recorded in Selling, general and administrative in Pentair’s Consolidated Statements of Income.

The impairment test consists of a comparison of the fair value of the trade name with its carrying value. Fair value is measured using the relief-from-royalty method. This method assumes the trade name has value to the extent that the owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires Pentair to estimate the future revenue for the related brands, the appropriate royalty rate and the weighted average cost of capital. The impairment charge recorded in 2009 was the result of significant declines in sales volume.

At December 31, 2011, Pentair’s goodwill and intangible assets were approximately $2,866.2 million and represented approximately 62.5% of its total assets. If Pentair experiences future declines in sales and operating profit or does not meet its operating forecasts, Pentair may be subject to future impairments. Additionally, changes in assumptions regarding the future performance of its businesses, increases in the discount rate used to determine the discounted cash flows of its businesses or significant declines in its stock price or the market as a whole could result in additional impairment indicators. Because of the significance of Pentair’s goodwill and intangible assets, any future impairment of these assets could have a material adverse effect on its financial results.

Impairment of long-lived assets

Pentair reviews the recoverability of long-lived assets to be held and used, such as property, plant and equipment, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on Pentair’s ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. Impairment losses on long-lived assets held for sale are determined in a similar manner, except that fair values are reduced for the cost to dispose of the assets. The measurement of impairment requires Pentair to estimate future cash flows and the fair value of long-lived assets. There were no impairment charges recorded related to long-lived assets in 2011, 2010 or 2009.

Pension

Pentair sponsors domestic and foreign defined-benefit pension and other post-retirement plans. The amounts recognized in its consolidated financial statements related to its defined-benefit pension and other post-retirement plans are determined from actuarial valuations. Inherent in these valuations are assumptions including expected return on plan assets, discount rates, rate of increase in future compensation levels and health care cost trend rates. These assumptions are updated annually and are disclosed in Note 12 to Pentair’s Notes to Consolidated Financial Statements. Changes to these assumptions will affect pension expense, pension contributions and the funded status of Pentair’s pension plans.

Pentair recognizes the overfunded or underfunded status of its defined benefit and retiree medical plans as an asset or liability in its Consolidated Balance Sheets, with changes in the funded status recognized through comprehensive income in the year in which they occur.

Discount rate

The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year based on Pentair’s December 31 measurement date. The discount rate was determined by matching Pentair’s expected benefit payments to payments from a stream of AA or higher bonds available in the marketplace, adjusted to eliminate the effects of call provisions. This produced a discount rate for Pentair’s U.S. plans of 5.05% in 2011, 5.90% in 2010 and 6.00% in 2009. The discount rates on Pentair’s foreign plans ranged from 0.75% to 5.00% in 2011, 0.75% to 5.40% in 2010 and 2.00% to 6.00% in 2009. There are no other known or anticipated changes in Pentair’s discount rate assumption that will impact its pension expense in 2012.

Expected rate of return

Pentair’s expected rate of return on plan assets was 8.0% for 2011 and 8.5% in 2010 and 2009. The expected rate of return is designed to be a long-term assumption that may be subject to considerable year-to-year variance from actual returns. In developing the expected long-term rate of return, Pentair considered its historical returns, with consideration given to forecasted economic conditions, its asset allocations, input from external consultants and broader longer-term market indices.

Pentair bases its determination of pension expense or income on a market-related valuation of assets which reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are recorded.

See Note 12 of Pentair’s Notes to Consolidated Financial Statements for further information regarding pension plans.

Quantitative and Qualitative Disclosures About Market Risks

Market risk is the potential economic loss that may result from adverse changes in the fair value of financial instruments. Pentair is exposed to various market risks, including changes in interest rates and foreign currency rates. Pentair uses derivative financial instruments to manage or reduce the impact of changes in interest rates. Counterparties to all derivative contracts are major financial institutions. All instruments are entered into for other than trading purposes. The major accounting policies and utilization of these instruments are described more fully in Note 1 Pentair’s Notes to Consolidated Financial Statements.

Failure of one or more of Pentair’s swap counterparties would result in the loss of any benefit to Pentair of the swap agreement. In this case, Pentair would continue to be obligated to pay the variable interest payments per the underlying debt agreements which are at variable interest rates of 3 month LIBOR plus .50% for $105 million of debt and 3 month LIBOR plus .60% for $100 million of debt. Additionally, failure of one or all of Pentair’s swap counterparties would not eliminate Pentair’s obligation to continue to make payments under its existing swap agreements if Pentair continues to be in a net pay position.

Interest rate risk

Pentair’s debt portfolio, excluding the impact of swap agreements, as of December 31, 2011, was comprised of debt predominantly denominated in U.S. dollars. This debt portfolio is comprised of 69% fixed-rate debt and 31% variable-rate debt, not considering the effects of Pentair’s interest rate swaps. Taking into account the variable to fixed-rate swap agreements Pentair entered into with an effective date of April 2006 and August 2007, Pentair’s debt portfolio is comprised of 85% fixed-rate debt and 15% variable-rate debt. Changes in interest rates have different impacts on the fixed and variable-rate portions of Pentair’s debt portfolio. A change in interest rates on the fixed portion of the debt portfolio impacts the fair value but has no impact on interest incurred or cash flows. A change in interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows but does not impact the net financial instrument position.

Based on the fixed-rate debt included in Pentair’s debt portfolio, as of December 31, 2011, a 100 basis point increase or decrease in interest rates would result in a $53.0 million increase or $58.0 million decrease in fair value.

Based on the variable-rate debt included in Pentair’s debt portfolio, including the interest rate swap agreements, as of December 31, 2011, a 100 basis point increase or decrease in interest rates would result in a $2.0 million increase or decrease in interest incurred.

Foreign currency risk

Pentair conducts business in various locations throughout the world and is subject to market risk due to changes in the value of foreign currencies in relation to its reporting currency, the U.S. dollar. Pentair uses derivative financial instruments to manage these risks. The functional currencies of Pentair’s foreign operating locations are the local currency in the country of domicile. Pentair manages these operating activities at the local level and revenues, costs, assets and liabilities are generally denominated in local currencies, thereby mitigating the risk associated with changes in foreign exchange. However, Pentair’s results of operations and assets and liabilities are reported in U.S. dollars and thus will fluctuate with changes in exchange rates between such local currencies and the U.S. dollar. From time to time, Pentair may enter in to short duration foreign currency contracts to hedge foreign currency risks.

INFORMATION ABOUT TYCO FLOW CONTROL

Overview

We are a global leader in the industrial flow control market, specializing in the design, manufacture and servicing of highly engineered valves, actuation & controls, electric heat management solutions and water transmission and distribution products.

Our broad portfolio of products and services, sold under well-known brands such as Keystone, Vanessa, Anderson Greenwood, Crosby, Sempell, Biffi, Raychem ,Tracer and SINTAKOTE, serve flow control needs across the general process, oil & gas, water, power generation, mining and other industries. We provide our customers with highly engineered, customized solutions designed to meet their unique specifications and needs. End users of our products generally consist of private industrial enterprises and municipalities and other governmental entities involved in infrastructure projects. Our customers’ needs center around protecting the safety of their people and assets, increasing the efficiency and productivity of their operations and reducing their impact on the environment.

One of the keys to our success is our ability to partner with customers from the earliest stages of a new project. We work closely with them from the design and manufacturing phases to the ongoing after-market service and maintenance of our products. We hold leading positions in large fragmented industries, and we believe that we are well positioned—because of our global footprint, extensive industry experience, project management capabilities and applications expertise— to expand our business in both developed and emerging markets. Our net revenue and operating income for fiscal year 2011 were $3.6 billion and $306 million, respectively.

We conduct our business through three reportable segments:

•

Our Valves & Controls segment is one of the world’s largest manufacturers of valves, actuators and controls. The segment’s leading products, services and solutions address many of the most challenging flow applications in the general process, oil & gas, power generation and mining industries. Our key brands in this segment include Keystone, Vanessa, Anderson Greenwood, Crosby, Sempell, Biffi and Westlock, all of which are leaders in the industries they serve and pioneers in their specific field of application.

•

Our Thermal Controls segment is a leading provider of complete electric heat management solutions, primarily for the oil & gas, general process and power generation industries. We pioneered the development of this market. We provide our customers with turnkey and full life-cycle solutions, from front-end engineering and installation to MRO services. We also provide products and services for safety and comfort applications, as well as engineered and specialty technologies for critical industry applications. Our major offerings include heat tracing, floor and specialty heating, electronic controls, leak detection systems and fire and performance wiring products. Our key brands in this segment include Raychem, Tracer, TraceTek, DigiTrace, Pyrotenax and PetroTrace.

•

Our Water & Environmental Systems segment is a leading provider of large-scale water transmission and distribution products and water/wastewater systems in the Pacific and Southeast Asia region. The segment serves mainly regional governmental water authorities, industrial clients and the agricultural water sector, primarily in that region. We are one of the region’s leading manufacturers of pipes, valves, fittings, pumps, instruments and meters for the markets we serve. We also specialize in the design and manufacture of environmental systems for both water and air applications in niche markets worldwide. Our key brands in this segment include SINTAKOTE, Goyen and Water Infrastructure Group.

Our products are sold in nearly 100 countries through multiple channels based on local market conditions and demand. Our primary sales channel is our direct sales force, many of whose members are highly skilled engineers who can provide value-added services in the early engineering and design phases of our customers’ projects. We also utilize distributors, wholesalers, manufacturers’ representatives and other channels where conditions warrant. Additionally, many of our products are incorporated into products sold by original equipment manufacturers (“OEMs”) or are sold to EPC firms that manage capital projects for our end customers. Our revenue is broadly diversified across thousands of customers, with no single customer accounting for more than 5% of our revenue during fiscal year 2011.

We serve our extensive global customer base through 45 major manufacturing facilities and 93 after-market service centers around the world.

We believe our strategy of leveraging our global reach, premier brands and highly engineered solutions will drive sustained, profitable growth across our businesses. We continue to enhance and expand our product and service offerings, and believe we are well positioned to grow our customer base in each of our strategic markets.

Our Business Segments, Products and Brands

Each of our three segments—Valves & Controls, Thermal Controls and Water & Environmental Systems—serves a highly diverse customer base, and none is dependent upon a single customer or group of customers. In fiscal year 2011, no customer accounted for more than 3% of our net revenue.

As discussed under “Competition” below, the markets in which we compete are generally highly fragmented. We therefore face competition from many other businesses throughout the world, including other large global businesses, significant regional businesses and many smaller regional and local businesses.

The table below summarizes our business segments and the products and services they offer. No class of similar products or services accounted for 10% or more of our net revenue in any of the last three fiscal years.

Business Segment	Products and Services	General Description	Key Brands
Valves & Controls	Valves	A broad range of industrial valve products and services, including pressure-relief, butterfly, ball, triple offset, gate/globe/check and other specialty valves and related products. Valves products and services address the many challenging flow control needs, including extreme pressure and temperature and remote or severe service applications.
Actuation & Controls

A broad range of actuation and control products and services, including pneumatic, hydraulic and electric actuators, gas-hydraulic and subsea actuators, limit switches, solenoid valves, valve positioners, rotary and linear valve position and control monitors, control panels, and network systems and accessories.

Thermal Controls	Industrial Heat Management Products

Electric heat tracing systems for a wide variety of industrial applications, including process temperature maintenance, freeze protection for pipes and vessels, long pipeline heating, tank heating & insulation, power distribution and control & monitoring systems.

	Tracer Turnkey Solutions	Complete turnkey electric heat management solutions, including engineering, project management, field construction, quality assurance, start-up & commissioning and maintenance & auditing.
	Building & Infrastructure Solutions	Smart, system-based product and service solutions for the commercial, residential and infrastructure markets. Applications address safety and comfort concerns, including pipe freeze protection, flow maintenance, rail heating, fire rated & specialty wiring, floor heating and other applications.

	Engineered & Specialty Technologies	Customized product solutions with full design and development services for a variety of critical industry applications. Technologies include electro-thermal down-hole heating, tip clearance sensors and liquid leak detection systems.

Business Segment	Products and Services	General Description	Key Brands
Water & Environmental Systems	Water Transmission	A broad range of products and services to support the process of collecting water, distributing it to users and returning wastewater responsibly to the environment, including steel, ductile iron and thermoplastic pipeline systems and an array of related products.
	Water Systems	Water systems to commercial and governmental customers consisting of customized project engineering, planning and management solutions for water projects; and irrigation products and solutions consisting of “smart” irrigation systems, from pumping products to large-scale pivot irrigators and subsurface drip systems.

	Environmental Systems	Products and services tailored to address needs for reliable and efficient environmental systems in niche markets worldwide, including clean air systems, water quality monitoring, water flow monitoring, pipeline condition assessment, complete tapping systems, system integration, pumping systems and hydro power turbines.

For a discussion of the share of revenue contributed by each segment during each of the last three fiscal years and the share of total assets held by each segment at the end of each of those years, see Note 16 (“Combined Segment Data”) to our Audited Combined Financial Statements included elsewhere in this Prospectus.

Valves & Controls

Valves & Controls, our largest business segment, had net revenue of $2.2 billion in fiscal year 2011, representing 61% of our total net revenue for the year. A global business, it is one of the world’s largest manufacturers of valves, actuators and controls. It provides leading products, services and solutions for many of the most challenging flow applications (such as extreme pressure or temperature) in the general process, oil & gas, power generation and mining industries. Its highly diversified customer base includes thousands of businesses spanning major industrial markets worldwide. Valves & Controls’ global presence is supported by a network of 30 major manufacturing facilities and 69 after-market service centers strategically located worldwide.

We believe that Valves & Controls’ brands are among the most trusted in the industry for quality and reliability. Several of those brands—including Keystone, Vanessa, Crosby, Sempell, KTM and Biffi—created the product categories in which they operate, and they maintain their reputation as trusted innovators. Valves & Controls’ products are primarily custom-designed pieces of equipment tailored to specific applications, although the segment also produces standardized off-the-shelf products.

Valves & Controls’ major product categories include the following:

Valves

We offer a wide range of valves, including pressure relief, butterfly, ball, triple offset, gate/globe/check and other specialty valves. The valves vary in size (from 20 mm up to 4,300 mm), pressure class (from vacuum up to

720 bar) and materials (including bronze, steel and corrosion-resistant alloys), to handle a wide range of temperatures and substances (including liquids, gases, slurries, corrosives and flammables). We believe that this product breadth enables us to more effectively meet customer needs than many of our competitors are able to do. We have built a reputation for expertise and reliable service by working closely with our customers in designing or selecting the specific valves that best serve their processes, applications and cost considerations. Some of the valve types most commonly offered by us include the following:

•

Pressure Relief Valves and Related Products. Our pressure relief valves are often mission-critical safety equipment, offering over-pressure protection for our customers’ employees, assets and processes. Our Crosby line of direct spring-operated safety and relief valves has been among the world’s most widely used pressure relief lines since it was pioneered in 1874. We couple our pressure relief valves with pressure management products such as remote sensors and lift indicators, which help our customers identify over-pressure scenarios at an early stage. Typical applications for pressure relief valves include gas systems, offshore platforms and nuclear facilities.

•

Butterfly Valves. Keystone, one of our leading brands, launched the first rubber-seated butterfly valve in 1951. The butterfly valve provides a bubble-tight shutoff, requires only a quarter-turn (90 degrees) to open or close, can be used for isolation as well as flow control, and is smaller, lighter and generally less expensive than comparable ball valves. Butterfly valves are most commonly used for lower pressure, non-corrosive applications, such as general utility, air handling, water lines and wastewater applications. We have refined butterfly valve technology to offer a longer life cycle and to suit most applications for isolation and control of non-corrosive liquids, gases and slurries. We complement our butterfly valves with direct-mount actuation packages that eliminate the need for brackets and couplings.

•

Ball Valves. We manufacture and market a diverse range of standard and customized ball valves that can be configured to suit most process applications, both critical and non-critical. Applications include water lines, air lines, general utility applications, oil & gas pipelines, subsea lines, offshore platforms and petrochemical and refining processes. Where safety is paramount due to the critical nature of the application, our ball valves meet that need by providing zero-leakage shutoff and pressure ranges that exceed those of most other valve types.

•

Triple Offset Valves. In the mid-1970s, we introduced our Vanessa triple offset valve. Over time, this brand introduced revolutionary metal-to-metal seating, zero-leakage triple offset valve technology. Vanessa remains the leading manufacturer of high-technology rotary process valves, which have replaced gate and ball valves in many applications by achieving higher performance, lower cost, tighter shutoff and more reliable sealing. Triple offset valves are used extensively in the extraction, processing, refining, storing and transporting of hydrocarbons and liquefied gases; chemical and petrochemical processing; power generation; district heating; pulp and paper processing; and sugar refining. We believe that as triple offset valves are increasingly accepted in more diverse applications, our sales of these valves will continue to grow as a percentage of total segment sales over the next several years.

Actuation & Controls

Actuation products open and close valves, and control products automate actuated valves. Our actuation products include pneumatic, hydraulic and electric actuators, and our control products include limit switches, solenoid valves, valve positioners, rotary and linear valve position and control monitors, customized control panels, and network systems and accessories. Our Biffi business has been a leading manufacturer of valve actuators for more than 50 years, offering a comprehensive selection of standard as well as specially designed actuation products (including gas-hydraulic and subsea actuators). Our Westlock business is a leading supplier of innovative solutions for the monitoring and control of process valves.

We believe that the combination of our valve products, our actuation and control products and our engineering expertise enables us to offer our customers complete, integrated valve automation solutions across the industries we serve. Many customers look to us early in their industrial planning processes to design innovative solutions to complex problems. After the design stage, we are able to implement solutions at the local level through our worldwide network of after-market service centers. The centers integrate various products at our sites in order to prepare installation-ready solutions for delivery to customers’ sites. To better serve customers, we often integrate our products with third-party products and repair or overhaul customers’ existing third-party equipment at our after-market service centers.

The segment’s extensive worldwide sales force, which includes many highly skilled engineers, provides customers with sales support that we believe differentiates us in a highly fragmented market. Such support includes design and selection recommendations. We attempt to engage customers as early as possible – or continuously in the case of our larger customers – in their project planning process so that we can help design solutions to complicated flow problems. Many of our customer engagements, especially those involving large projects, have significantly long lead times. The timeline from early planning through product package award for a large project can range from one to five years. When we are awarded the contract for a large project, our timeline for project completion and invoice satisfaction is generally 6–12 months. Accordingly, we invest in building customer relationships over the long term, which sometimes results in us investing considerable time and resources in bidding for capital projects that we do not win or that are not completed by customers because of economic or other factors.

Our sales organization is built around local technical sales talent serving industrial sites on a local level. Our sales organization predominantly comprises direct sales professionals, but also includes many valued local business partners serving as distributors, manufacturer’s representatives and agents. In fiscal year 2010, we reorganized our global sales organization along industry lines and supplemented our local sales capability with global account teams focused on our largest customers. These teams are responsible for negotiating large projects and framework agreements, and for ensuring that our local sales organizations provide consistent and coordinated support to customers’ sites. We believe that the combination of local and global sales organizations gives us the depth and flexibility to adapt to the multifaceted needs of our markets, including the needs of both small, specialized local customers and the industry’s largest global customers.

We believe that one of Valves & Controls’ distinguishing capabilities is its global services network. Because our valves are commonly engineered for a customer’s specific application, customers strongly prefer to obtain support from our after-market service centers for their service requirements. This helps them avoid costly and time-consuming compatibility problems, the disruption of critical processes and the need for recertification of system designs. In certain industries (e.g., nuclear power generation, where we have the American Society of Mechanical Engineers’ “N Stamp” certification) and for certain applications (e.g., those involving pressure relief valves), the prior certification of our products or installations by regulators or standards organizations results in a low incidence of customers switching to competitors’ products for repairs and replacements. We have 69 Valves & Controls after-market service centers globally, and we continue to add new after-market service centers near our customers’ installations.

Thermal Controls

Thermal Controls is a leading provider of complete electric heat management solutions for industrial and commercial facilities. The segment has operations in more than 20 countries and experience managing industrial heat management projects around the world. Thermal Controls had net revenue of $734 million in fiscal year 2011, representing 20% of our total net revenue for the year.

We believe that Thermal Controls is one of the largest industrial electric heat tracing businesses in the world. Electric heat tracing is the application of an electrical heating element along the length of a pipe or around a vessel to maintain or increase its temperature in order to prevent freezing or solidification or to facilitate an industrial or chemical process. Besides heat tracing, our products include floor and specialty heating, electronic controls, leak detection and fire and performance wiring products. Some of these products are sold under brand names that have been trusted in the industry for more than 75 years. Our Raychem brand introduced the first self-

regulating heating cable, which soon became the industry standard for pipe freeze protection and temperature maintenance applications. Over the past several years, our Tracer business line has established a new market for turnkey electric heat management solutions for our industrial customers. One of the keys to our success in expanding this market has been the ability to provide safe, reliable end-to-end heat management solutions for our customers’ processing needs at a lower total life cycle cost. We serve thousands of diverse customers ranging from large global industrial companies to hospitality businesses and residential, commercial and institutional architects and contractors.

Thermal Controls is managed on a regional basis and operates the following four principal business lines:

Industrial Heat Management Products

This business offers a complete line of electric heat tracing products for a wide variety of industrial applications, including process temperature maintenance, freeze protection of pipes and vessels, long-pipeline heating, tank heating and insulation, and power distribution. We believe our industrial heat management systems are among the most advanced control and monitoring systems in the heat tracing industry. We believe our electric heat management products generally offer lower installation and maintenance costs and more precise operational control than more traditional low-pressure-steam heat tracing solutions.

Tracer Turnkey Solutions

This business offers a complete line of turnkey heat management solutions for all phases of an electric heat tracing project. Services offered include front-end engineering, start-up and commissioning, field construction, project management, quality assurance, and maintenance and auditing. By managing and executing all aspects of the heat tracing system design, installation and maintenance, we provide a single interface to the project team on the customer side, which we believe increases our value to customers. Much of our revenue from turnkey management solutions is derived from long-lead-time, major capital projects, whose timing and scope are subject to change based on customer scheduling and other factors outside our control. These major capital projects can take 2–3 years from concept to inception, and an additional 2–3 years to execute. Therefore, this business is subject to significant fluctuations from period to period.

Building & Infrastructure Solutions

This business offers an array of smart, system-based products and services for the commercial, residential and infrastructure markets. We group applications in this business into two categories: safety and comfort. Safety applications include pipe freeze protection, flow maintenance, rail heating, fire-rated and specialty wiring, surface snow melting, and roof and gutter de-icing. Comfort applications, which are designed to increase comfort and convenience and save energy costs, include mainly floor heating solutions and hot-water-temperature maintenance solutions.

Engineered & Specialty Technologies

This line offers customized product solutions (including full design and development services) for a variety of critical industry applications. Technologies include electrothermal down-hole heating for enhanced oil recovery and flow assurance; tip clearance sensors for the power generation and aerospace industries; and liquid-leak-detection systems for water, hydrocarbon and environmental applications.

In fiscal year 2011, Thermal Controls generated more than 77% of its revenue from customers in the oil & gas, general process and power generation industries. We have maintained strong relationships with many of these customers for decades. Such relationships have enabled us to develop a highly innovative and collaborative culture, designed to quickly react to, and in many cases proactively address, our customers’ constantly evolving needs. Where possible, Thermal Controls seeks to work directly with industrial customers on the front end of project development in order to deliver comprehensive product and service packages. Included in such packages are design, engineering, procurement, fabrication, installation, project management and longer term MRO agreements. Accordingly, Thermal Controls operates a global network of six major manufacturing facilities and 17 after-market service centers to provide customers with regional experts familiar with specific codes and requirements. We believe that this direct, full-service approach enables Thermal Controls to reduce initial and operational life cycle costs and improve the performance of heat tracing solutions for its customers. It also helps the segment build an attractive revenue base through after-market products and services.

Thermal Controls’ unique engineering capabilities include TRACERLYNX, our proprietary 3D design software that integrates heat management systems design with 3D plant modeling systems. We believe that TRACERLYNX enables Thermal Controls to design heat management systems more quickly and effectively, and to accommodate requested changes more easily.

Like Valves & Controls, Thermal Controls benefits from a large installed base that provides revenue through sales of after-market repair and replacement products and services. Many industrial customers prefer to use incumbent suppliers when replacing their heat management solutions. We believe that this incumbent-preference effect is heightened by the mission-critical nature of many of Thermal Controls’ products. For example, our heat tracing products are often used in critical service environments or for applications in which fluids must be maintained within narrow temperature ranges to prevent process failure, and our fluid-leak-detection systems are frequently installed in environments where the leakage of even small amounts of fluids may cause explosions, hazardous chemical reactions or corrosion of critical equipment. Conversely, when customers have an installed base of competitors’ products, it is difficult for Thermal Controls to win business unless the customer is undertaking a new capital project.

Thermal Controls sells its products through multiple channels based on local market conditions and demands. While in general we strongly prefer to develop sales and service relationships directly with industrial end users, Thermal Controls is also served by a robust sales channel that includes systems and products integrators, EPC firms, contracted and wholesale distributors, installers and manufacturers’ representatives. We generally market Thermal Controls products and services as premium offerings. To support this, we highlight our reputation for delivering quality products, our strong sales support and our extensive design and engineering capabilities.

Water & Environmental Systems

Water & Environmental Systems is a leading provider of large-scale water transmission and distribution products and water/wastewater systems in the Pacific and Southeast Asia region. It serves mainly regional governmental water authorities, industrial clients and the agricultural water sector, primarily in that region. We are one of the region’s leading manufacturers of pipes, valves, fittings, pumps, instruments and meters. We also specialize in the design and manufacture of environmental systems for both water and air applications in niche markets worldwide. Water & Environmental Systems operates nine major manufacturing facilities and seven after-market service centers strategically located across the region. In fiscal year 2011, Water & Environmental Systems generated net revenue of $699 million, or 19% of our total net revenue.

The segment operates the following three principal lines of business:

Water Transmission.

Our Water Transmission business is a complete pipeline solution provider. It focuses on the manufacture and service of systems to support the process of collecting water from its source, distributing it to users and returning wastewater responsibly to the environment. It is one of the leading manufacturers and suppliers of pipeline products to the water industry in the Pacific and Southeast Asia region, and has after-market service centers strategically located across the region. Although the business specializes in high-pressure steel and ductile iron, it also offers products based on economical and versatile materials such as polyvinylchloride (PVC), acrylonitrile butadiene styrene (ABS) and polyethylene (PE). Together, these products—which are available in nominal diameters ranging from 15 mm to 2,500 mm—suit almost every pipe application a customer would have. Our premier steel pipeline product line, SINTAKOTE, offers the strength and ductility of steel combined with the corrosion resistance of plastics. SINTAJOINT, the rubber-ring-joined version of SINTAKOTE, provides significant construction savings and better on-site safety performance relative to traditional welded solutions; moreover, its unique joint system allows for more flexible use in the field. Both of these product lines are pioneers in the industry. Our pipe products are complemented by a full range of pipeline components, including fittings, jointing systems, valves, hydrants, clamps and couplings.

To support its product offerings, our Water Transmission business provides comprehensive pipeline services to industrial and governmental customers, including maintenance and repair of water and wastewater systems, structural pipe lining, pipeline coating, pipeline asset maintenance and installation, pipeline replacement and pipe bursting, under-pressure tapping and stopping, and comprehensive installation and repair training for steel and ductile iron. Our network of after-market service centers, R&D facilities and skilled employees help to ensure that our products, services and quality standards remain at the forefront of pipeline innovation.

Water Systems

Our Water Systems group provides water systems and irrigation products to commercial and governmental customers. It is subdivided into two operating groups: Water Dynamics and the Water Infrastructure Group.

Water Dynamics designs, manufactures, distributes, installs and services “smart” irrigation systems, from pumping products to large-scale pivot irrigators and subsurface drip systems. Water Dynamics supplies irrigation products and design and project management services through its 23 locations across the Pacific region as well as through regional agricultural distributors. We believe that Water Dynamics enjoys a reputation for rapid-response service and maintenance and for the ability to manage complicated agricultural irrigation projects.

The Water Infrastructure Group provides an array of turnkey solutions for water infrastructure, including design, build, operation and maintenance services. The business serves regional water authorities and industrial customers. The Water Infrastructure Group is Australia’s largest non-governmental supplier of Class A recycled water for farming and residential use, and is one of Australia’s leading specialists in pipeline assessment, maintenance, rehabilitation and upgrades. In fiscal year 2011, we refocused the Water Infrastructure Group to also serve as a business development arm for our water transmission business. We believe this will help expand the segment’s core pipe business by helping it win turnkey infrastructure projects in new markets.

Environmental Systems

The Environmental Systems business is a supplier of integrated environmental solutions to niche markets in three regions: EMEA, the Americas and Asia-Pacific. Its diverse range of business lines includes Clean Air Systems, Water Monitoring, Environmental Monitoring and Pumping & Tank Systems. Clean Air Systems’ products consist of particulate and gas monitoring systems and reverse-jet pulse-cleaning systems for fabric filter dust collectors. The business serves the power generation, steel, alumina, cement, waste incineration, bulk solids and general manufacturing industries. Water Monitoring’s products consist of water quality sensors, analyzers and flow meters specifically designed for long-term unattended environmental monitoring. Its principal markets are regional water authorities. Environmental Monitoring offers a complete suite of environmental monitoring solutions comprising telemetry, flood warning and forecasting systems, and fresh water and wastewater monitoring. The business provides environmental solutions to international funding agencies, government utilities, power authorities, irrigation groups and the mining sector. Pumping & Tank Systems supplies solutions ranging from bare shaft pumps, storage tanks and hydropower turbines to customer-specific turnkey pumping systems.

We believe that our Water & Environmental Systems segment has effectively differentiated itself from competitors by providing experienced service and support across its entire pipeline product spectrum (from steel to ductile iron to plastic pipe) and delivery chain (from initial project design to ongoing maintenance). Several of our brands, including SINTAKOTE, Goyen and Water Infrastructure Group, have been trusted in Australia for decades. The segment’s business has been bolstered in recent years by major water pipeline projects in Australia, as well as by strong commodity prices, which have spurred water-intensive mining projects in the region. At the same time, we face increased competition in ductile iron manufacturing from companies in lower cost countries; we are therefore exploring opportunities to manufacture ductile iron products in or source them from lower cost countries.

Although we believe we are well positioned to successfully compete for and win large infrastructure assignments in the future, such projects require long lead times to secure and execute, often take more than one year to carry out given customer schedules, and are non-recurring in nature. With their timing and scope subject to change based on factors outside our control, our financial results in this segment are subject to significant fluctuations from period to period.

Raw Materials

The principal raw materials used in manufacturing our products are readily available. They include ferrous and non-ferrous metals in the form of castings, steel plate, forgings, bar stock and fasteners, as well as non-metal raw materials such as specialty polymers, synthetic rubber and fluoropolymer components. We purchase a substantial portion of raw materials from outside sources and have developed a robust supply network. We continually monitor the business conditions of our suppliers to manage competitive market conditions and to avoid potential supply disruptions. We continue to expand global sourcing opportunities to capitalize on emerging markets and other low-cost sources of purchased goods, balancing low cost with high quality and efficient, consolidated and compliant logistics. We do not currently anticipate shortages of raw materials in the near future.

In our Valves & Controls segment, engineered castings and forgings are essential to our fabrication of valves for our customers. While we manufacture certain castings at our foundries, we purchase other castings and forgings from qualified and approved sources. Because we and many of our competitors rely on the same foundries to supply castings and forgings, we and they have experienced delays in obtaining these components during prior periods of growth in the worldwide market for valves. We could potentially experience such delays in the future. Based on our continual monitoring of our supply chain, we currently do not expect any such delays to materially impact our competitive position.

In our Thermal Controls segment, our most important raw materials are copper and specialty polymers. The specialty polymer business has been fairly steady except for occasional periods of tight supply related to unusual events such as the 2011 Japanese tsunami, which impacted Japanese producers and therefore worldwide supply.

Finally, in our Water & Environmental Systems segment, our most important raw materials are hot rolled strip steel, aluminum ingots, copper wire, iron castings, scrap steel, coke and various plastic resins. Except for coke, these materials have historically been readily available to us from an array of suppliers. We do not anticipate any material disruptions in their supply.

We are exposed to fluctuations in the price of raw materials. We generally manage these fluctuations through contractual arrangements with our customers and by timing our raw material purchases concurrently with customer price quotations.

Research and Development; Intellectual Property

Research and development (R&D) is an important element of our engineering culture. Our engineers and scientists focus on developing new products, improving existing ones (including their installation and operation) and applying know-how to anticipate customer needs and emerging trends. We invested $18 million, $18 million and $11 million in R&D during fiscal years 2011, 2010 and 2009, respectively. Total expenditures for R&D and other product development activities during those years amounted to $47 million, $42 million and $41 million, respectively.

We conduct our R&D activities in our 27 technology centers, which are located close to some of our major manufacturing facilities to ensure an efficient development process. We have launched R&D centers of excellence in China and India, where we are accelerating the customization of our applications to local needs. Scale-up activities within the R&D process are conducted at our piloting and testing facilities, which enables us to serve our strategic markets in each region of the world. Scale-up is also conducted at strategic customer sites. To further strengthen our position in the markets we serve, we expect to increase our investment in R&D and product development capabilities to rates similar to those of our market peers.

We generally seek patent protection for inventions and improvements likely to be incorporated into our products and their applications, or when proprietary rights will improve our competitive position. We also seek trademark, trade name and service mark protection for brand names we believe are valuable to our business, and copyright protection for proprietary software that we develop for use in our operations or as components of our control and monitoring products. We license intellectual property from third parties when we believe it will be advantageous and cost-effective for us to do so. We believe that our patents, patent applications, trademarks, trade names, service marks and copyrights are important for maintaining the competitive differentiation of our products and improving our return on R&D investments. We own, control or have rights to use a significant number of patents, trade secrets, trademarks, trade names, service marks and copyrights, as well as confidential information and other intellectual property rights. In the aggregate, these rights are of material importance to our business. However, we believe that our business as a whole, as well as the business of each of our segments, is not materially dependent on any one intellectual property right or related group of rights.

Patents, patent applications, license agreements and copyrights expire or terminate over time by operation of law, in accordance with their terms or otherwise. As our portfolio of patents, patent applications, license agreements and copyrights evolves over time, we do not expect the expiration of any specific intellectual property right to have a material adverse effect on our financial position, results of operations or cash flows. We believe that in certain cases, the knowledge and experience we have gained in manufacturing and marketing a product (including trade secrets regarding manufacturing processes that we vigorously protect) may prove to be a more effective barrier to competition than the underlying patent.

Competition

The end-markets in which we compete remain highly fragmented despite substantial merger and acquisition activity. Despite this fragmentation, our businesses generally are amongst the leaders in the end-markets they serve. Our Valves & Controls business is recognized as one of the largest, most global competitors in the industry; our Thermal Controls business is a leader in the global electric heat tracing industry; and our Water & Environmental Systems business is a leader in water pipeline systems in the Pacific and Southeast Asia region. Nonetheless, we still face significant competition from many other businesses, including large global businesses, large regional businesses and many smaller regional and local businesses.

Despite this competitive landscape, we believe that we are well positioned to continue growing our business by optimizing our operations to deliver competitive products and services to local markets worldwide. In particular, we believe that market fragmentation provides opportunities for us to capture additional share in our current markets, as well as to expand into adjacent markets. We believe we can capitalize on these opportunities through both organic initiatives and strategic acquisitions aimed at areas that complement our portfolio of offerings. In addition, because we believe that emerging markets will supply an increased portion of our future revenue stream, we expect to invest considerable resources in building our distribution channels and engineering and manufacturing facilities in these markets to ensure that we can address customer demand.

Our market positions continue to be determined by our relative performance in a number of areas, including product and solution performance (design, quality, specification), delivery (history, reliability, efficiency), support (sales, engineering) and value (price, terms, total life cycle cost). The relative weight of these factors depends upon the type of customer and need (capital project or after-market sale) and industry dynamics (slow or high growth). Price tends to be a greater consideration in capital project and slow-growth applications. In the after-market category, on the other hand, timeliness of delivery, quality and the proximity of after-market service centers tend to weigh more. To remain competitive, we must continually adapt to customer needs and industry dynamics. For example, for slow-growth applications and capital projects, we attempt to lower our costs by manufacturing products in lower cost countries. Additionally, to strengthen our sales and services, especially in emerging markets, we continually build our local presence in key areas and develop mobile service capabilities to reach remote customer locations.

We estimate that our Valves & Controls business comprises 6% of the approximately $34 billion global valve market that we serve. Our larger competitors in this space vary significantly based on the specific end user application (e.g., product type) and end user industry. Competitors in the in the general process industries include Kitz, Flowserve and Bray; in the oil & gas industry include Cameron, Rotork, the Dresser unit of General Electric and Emerson’s actuator unit; in the power generation industry include Flowserve, KSB, Velan, CCI and Weir; and in the mining industry include Weir, FL Smidth and Bray.

We estimate that our Thermal Controls business comprises 7% of the approximately $10 billion electric heat tracing market. We believe we are one of a few companies in this space, if not the only one, to provide a true turnkey solution covering all stages of the heat management project life cycle. Our most meaningful competitor in supplying products to this space is Thermon. Smaller product-focused competitors include Bartec, Chromalox and DEVI (Danfoss).

We estimate that our Water & Environmental Systems business comprises 20% of the approximately $1.6 billion Pacific and Southeast Asia market for water transmission and distribution products. This share makes the business one of the leading players in the region. Our most significant competitors include the Vinidex unit of Metal Manufactures Group, the Iplex unit of Fletcher Building, Pipe Lining & Coating and Fibrelogic. Pricing competition, particularly in the ductile iron pipeline area, has increased in recent years. In particular, competition from players who source or manufacture ductile iron from or in lower cost countries, including Vinidex and Iplex, has recently challenged our business. We expect that such competition will intensify over the next several years. Additionally, an Australia-based pipe company recently announced the manufacture of coated and lined steel pipe products and fittings that could compete directly with our SINTAKOTE line of steel pipeline systems; however, we believe that our competitive position is strong owing to our 30 years of successful installations and our company reputation. We continue to monitor these developments closely.

Cyclicality and Seasonality

We use the term “cyclicality” to refer to general economic cycles and to the periodic ebb and flow of business cycles in the industries we serve. We are exposed to such cyclicality, particularly to the extent that it impacts industrial capital spending, which tends to trail the overall economy. However, we believe that the breadth of our product portfolio, industrial end-markets and geographical markets reduces our exposure to cyclicality in any particular market. We also believe that our after-market sales and service offerings reduce our exposure to cyclicality to the extent that companies choose to substitute MRO of existing facilities for new major capital projects.

Our Valves & Controls business is our largest business and also our most diversified business by industrial end-market and geographical location. Because of this diversity, and because it derives a significant portion of its revenue from after-market products and services, we believe it is less exposed to cyclicality in its markets than our other segments. Our Thermal Controls business is exposed to cyclical forces across the markets it serves, but particularly in the oil & gas industry, from which it derived 39% of its revenue in fiscal year 2011. Although that industry has been robust in recent years, a significant downturn would adversely impact the performance of the segment. Our Water & Environmental Systems segment focuses mainly on Australian governmental and industrial projects. These may vary significantly from year to year depending on a number of factors, including general economic conditions and regional water authority budgets. Except in our Water & Environmental Systems business, we do not believe that we are significantly more exposed to cyclical factors than are our competitors.

The strength of some of our end-markets varies based on the impact of weather or other seasonal variables. For example, Thermal Controls’ electric heat tracing business, which mainly serves customers in the Northern Hemisphere, generally experiences increased demand for repair and maintenance products and services during the fall and winter months. Water & Environmental Systems, which mainly serves customers in the Southern Hemisphere, generally experiences lower demand from irrigation systems and major pipeline projects during the wet season (roughly, December–March). These seasonal effects, which coincide with our first two fiscal quarters, may vary from year to year based on the relative severity of weather conditions.

Geographical Information

For a discussion of net revenue and long-lived assets by geographical area for each of the last three fiscal years, please see Note 16 (“Combined Segment Data”) to our Audited Combined Financial Statements included elsewhere in this Prospectus.

The global nature of our business presents certain risks, including risks related to local laws and regulations; currency exchange rate fluctuations and restrictions on currency repatriation; import and export restrictions and changes in trade regulations; adverse tax developments; political or social unrest; intellectual property rights; and corruption. See “Risk Factors—We have significant operations outside of the United States, which are subject to political, economic and other risks inherent in operating outside of the United States.”

Backlog

Many of the products we sell—including those we design and fabricate for specific customers, applications or projects—are long-lead-time items or items that we generally do not carry in inventory. As a result, during any period of our fiscal year, we may carry a significant backlog of customer orders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Tyco Flow Control—Orders and Backlog.”

Employees

As of September 30, 2011, we employed approximately 15,500 people worldwide, of whom approximately 3,700 were employed in the United States and 11,800 were outside the United States. Approximately 4,800 employees were covered by collective bargaining agreements or works councils. We believe that our relations with the labor unions representing our employees are generally good.

Properties and Facilities

We operate from 307 locations in 40 countries. These properties total 10.3 million square feet, of which we own 5.9 million square feet and lease 4.4 million square feet.

We consider the many offices, manufacturing facilities, warehouses, foundries and other properties that we own or lease to be in good condition and generally suitable for the purposes for which they are used. We do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. For a description of our lease obligations, see Note 11 (“Commitments and Contingencies”) to our Audited Combined Financial Statements presented elsewhere in this Prospectus.

Valves & Controls has manufacturing facilities, warehouses, distribution centers, offices and other properties throughout North America, South America, Europe, the Middle East and the Asia-Pacific region. The segment occupies 192 locations (totaling 6.7 million square feet of space) in 34 countries.

Thermal Controls has manufacturing facilities, warehouses, distribution centers, offices and other properties in North America, Europe and the Asia-Pacific region. The segment occupies 46 locations (totaling 1.3 million square feet of space) in 21 countries.

Water & Environmental Systems has manufacturing facilities, warehouses, distribution centers, offices and other properties in Europe and the Asia-Pacific region. The segment occupies 69 locations (totaling 2.3 million square feet of space) in 9 countries.

Of the locations described above, 45 are major manufacturing facilities, defined as manufacturing facilities of over 50,000 square feet. We own 29 of these major manufacturing facilities, which have approximately 5.0 million square feet of space. The following table shows our major manufacturing locations by segment and region:

	Valves & Controls		Thermal Controls		Water & Environmental Systems		Total
	# of major manufacturing plants	Approx. SF	# of major manufacturing plants	Approx. SF	# of major manufacturing plants	Approx. SF	# of major manufacturing plants	Approx. SF
North and South America	7	829,634	4	387,921	0	0	11	1,217,555
Europe, Middle East & Africa	14	2,824,585	1	93,624	1	53,314	16	2,971,523
Asia Pacific	9	947,779	1	209,968	8	1,283,470	18	2,441,217
TOTAL	30	4,601,998	6	691,513	9	1,336,784	45	6,630,295

Corporate Headquarters

Our corporate headquarters are currently located in Schaffhausen, Switzerland, in a facility shared with Tyco International Ltd. We intend to move our headquarters to Neuhausen, Switzerland prior to the spin-off where it will share the same building as Tyco International Ltd., but will occupy an independent space on separate floors. Each company will have its own separate security and information systems. We have agreed to lease this space directly from the third-party building owner at market rates for a 9-year period from the distribution date. Our U.S. headquarters are currently located in Princeton, New Jersey, in a facility shared with Tyco International Ltd. Following the Merger, we intend to move our U.S. headquarters to Pentair’s headquarters in Minneapolis, Minnesota.

Environmental Regulation

We are subject to environmental laws and regulations in all jurisdictions in which we have operating facilities. These requirements primarily relate to waste generation and disposal, air emissions and wastewater discharges. We periodically make capital expenditures to enhance our compliance with environmental requirements, as well as to abate and control pollution. We have incurred and continue to incur operating costs relating to ongoing environmental compliance matters. Based on existing and proposed environmental requirements and our anticipated production schedule, we believe that future environmental compliance expenditures and operating costs will not have a material adverse effect on our financial condition, results of operations or cash flows.

We are involved in environmental remediation and legal proceedings related to our current business and, pursuant to certain indemnification obligations, related to a formerly owned business (Mueller Holdings Corp.). We are responsible, or are alleged to be responsible, for ongoing environmental investigation and remediation of sites in several countries. These sites are in various stages of investigation and/or remediation; at some of them, our liability is considered de minimis. We have received notification from the U.S. Environmental Protection Agency, and from similar state and non-U.S. environmental agencies, that several sites formerly or currently owned and/or operated by us, and other sites that may be or may have been impacted by those operations, contain disposed or recycled materials or wastes and require environmental investigation and/or remediation. At some of these sites, we have been identified as a potentially responsible party under federal, state and/or non-U.S. environmental laws and regulations.

We record accruals for environmental matters on a site-by-site basis when it is probable, based on current law and existing technologies, that a liability has been incurred and the amount of the liability can be reasonably estimated. It can be difficult to estimate reliably the final costs of investigation and remediation due to various factors. In our opinion, the total amount accrued is appropriate. We concluded—based on our experience, current information about known contingencies and applicable laws—that we would probably incur remedial costs in the range of $8 million to $22 million as of December 30, 2011. We also concluded that the best estimate within this range was $12 million. In our Combined Balance Sheet, $9 million of this sum was included in accrued and other current liabilities, and $3 million was included in other liabilities. We do not anticipate that these liabilities will have a material adverse effect on our combined financial position, results of operations or cash flows. We cannot give assurance, however, that other sites (or new details about sites known to us) will not be identified in the future and give rise to environmental liabilities with material adverse effects on us.

Legal Proceedings

In addition to environmental matters, from time to time we are subject to disputes, administrative proceedings and other claims arising out of the normal conduct of our business. These matters generally relate to the use or installation of our products, product liability litigation, personal injury claims, commercial and contract disputes, and employment-related issues. Except with respect to the matters specifically identified below, and based on information currently available to us, we do not believe that existing proceedings and claims will have a material impact on our financial condition, results of operations or cash flow. However, litigation is unpredictable, and we could incur judgments or enter into settlements for current or future claims that could adversely affect our financial condition, results of operations or cash flow.

Asbestos Liabilities

We and numerous other companies are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. These cases typically involve product liability claims based primarily on allegations of manufacture, sale or distribution of industrial products that either contained asbestos or were attached to or used with asbestos-containing components manufactured by third parties. Each case typically names between dozens and hundreds of corporate defendants. Historically, we and our subsidiaries have been identified as defendants in asbestos-related claims along with other Tyco subsidiaries. Over the past several years, we have observed an increase in the number of asbestos-related lawsuits, including lawsuits by plaintiffs with mesothelioma-related claims. A large percentage of these suits have not presented viable legal claims and, as a result, have been dismissed or withdrawn. Our strategy has been, and continues to be, to mount a vigorous defense aimed at having unsubstantiated suits dismissed; where appropriate, we also try to settle suits before trial.

As of December 30, 2011, there were approximately 1,500 lawsuits pending against entities for which Tyco Flow Control will assume responsibility. Each lawsuit typically includes several claims, and we have determined that there were approximately 2,200 claims outstanding as of December 30, 2011. This number does not include adjustments for claims that were not actively being prosecuted, identified incorrect defendants or duplicated other actions.

For a detailed discussion of asbestos-related matters, see Note 11 (“Commitments and Contingencies”), to our Audited Combined Financial Statements.

Compliance Matters

As disclosed in Tyco’s periodic filings, it has received and responded to various allegations and other information that certain improper payments were made by Tyco’s subsidiaries (including subsidiaries of Tyco Flow Control) in recent years. Tyco has reported to the DOJ and the SEC the investigative steps and remedial measures that it has taken in response to these and other allegations. It also has reported on its internal investigations, including retaining outside counsel to perform a baseline review of Tyco’s policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act. Tyco has continued to investigate and make periodic progress reports to these agencies regarding its compliance efforts and its follow-up investigations. Such reports have included, as appropriate, briefings concerning additional instances of potential improper conduct identified by Tyco in the course of its ongoing compliance activities. In February 2010, Tyco initiated discussions with the DOJ and SEC aimed at resolving these matters, including matters that pertain to subsidiaries of Tyco Flow Control. These discussions remain ongoing. We have recorded our best estimate of potential loss related to these matters. However, it is possible that this estimate may differ from the ultimate loss determined in connection with the resolution of this matter, and we may be required to pay material fines, consent to injunctions on future conduct, consent to the imposition of a compliance monitor, or suffer other criminal or civil penalties or adverse impacts, including being subject to lawsuits brought by private litigants. Each of these developments may have a material adverse effect on our financial position, results of operations or cash flows.

Corporate Organization

We are a Swiss corporation limited by shares (Aktiengesellschaft), registered in the Commercial Register of the Canton of Schaffhausen, Switzerland on March 2, 2012 under register number CH-290.3.017.440-3-3. We will acquire the businesses constituting Tyco International’s flow control business pursuant to the reorganization transactions contemplated in connection with the Transactions described in the “The Transactions” as described elsewhere in this Prospectus.

Legal Corporate Governance Framework

We are subject to the laws and regulations of Switzerland, including in particular Swiss company law, and to the securities laws of the United States and the rules of the NYSE as applicable to registrants of exchange-listed common equity securities.

INFORMATION ABOUT PENTAIR

Overview

Pentair is a focused diversified industrial manufacturing company comprised of two operating segments: Water & Fluid Solutions and Technical Products. Water & Fluid Solutions is a global leader in providing innovative products and systems used worldwide in the movement, storage, treatment and enjoyment of water. Technical Products is a leader in the global enclosures and thermal management markets, designing and manufacturing standard, modified and custom enclosures that house and protect sensitive electronics and electrical components and protect the people that use them.

Pentair Strategy

Pentair’s strategy is to drive sustainable, profitable growth and Return on Invested Capital (“ROIC”) improvements through:

•

building operational excellence through the Pentair Integrated Management System (“PIMS”) consisting of strategy deployment, lean enterprise and rapid Growth Process, which is Pentair’s process to drive organic growth;

•	driving long-term growth in sales, operating income and cash flows, through growth and productivity initiatives along with acquisitions;

•	developing new products and enhancing existing products;

•	penetrating attractive growth markets, particularly international;

•	expanding multi-channel distribution; and

•	proactively managing Pentair’s business portfolio for optimal value creation, including consideration of new business platforms.

Pentair is a Minnesota corporation that was incorporated in 1966.

Business and Products

Business segment and geographical financial information is contained in Note 15 of Pentair’s Notes to Consolidated Financial Statements, included in this Prospectus.

Water & Fluid Solutions

Pentair Water & Fluid Solutions is a leading provider of innovative water management and fluid processing products and solutions. Pentair’s comprehensive product suite addresses a broad array of fluid handling needs, with products ranging from energy-efficient pumps and point-of-use filtration to engineered pumps and fluid processing systems. Water & Fluid Solutions’ products have a wide range of residential, industrial, commercial, municipal and agricultural applications.

Water & Fluid Solutions comprises the three platforms shown below:

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Flow. In Pentair’s Flow platform, Pentair manufactures and sells products ranging from light duty diaphragm pumps to high-flow turbine pumps and solid handling pumps while serving the global residential, municipal, commercial, industrial and agricultural end-markets. Pentair’s pumps are used in a range of applications, including use in residential and municipal wells, water treatment, wastewater solids handling, pressure boosting, engine cooling, fluid delivery, circulation and transfer, fire suppression, flood control, agricultural irrigation and crop spray. The Flow platform is a combination of the former Residential Flow and Engineered Flow global business units. Brand names for Flow include Aurora®, Berkeley®, Fairbanks Morse, Flotec®, Hydromatic®, Hypro®, JUNG PUMPEN®, Myers®, Nijhuis, Onga and STA-RITE®.

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Treatment & Process. In Pentair’s Treatment & Process platform, Pentair manufactures and sells water and fluid treatment products and systems, including pressure tanks and vessels, control valves, activated carbon products, conventional filtration products, point-of-entry and point-of-use systems, gas recovery solutions, membrane bioreactors, wastewater reuse systems and advanced membrane filtration and separation systems into the global residential, industrial, commercial, and municipal end markets. These products are used in a range of applications, including use in fluid filtration, ion exchange, desalination, food and beverage, food service, separation technologies for the oil and gas industry, medical and hydraulic, marine and recreational vehicles. The Treatment & Process platform is a combination of the former Residential Filtration and Filtration Solutions global business units. Brand names for Treatment & Process include Aquamatic®, Autotrol®, CodeLine®, Everpure®, Fleck®, Haffmans, OMNIFILTER®, Pentair®, SHURflo®, Structural and X-Flow®.

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Aquatic Systems. In Pentair’s Aquatic Systems platform, Pentair manufactures and sells a complete line of energy-efficient residential and commercial pool equipment and accessories including pumps, filters, heaters and heat pumps, lights, automatic controls, automatic cleaners, maintenance equipment and pool accessories. Applications for Pentair’s Aquatic Systems products include residential and commercial pool maintenance, pool repair, renovation, service and construction and aquaculture solutions. The Aquatic Systems platform is the former Pool global business unit. Brand names for Aquatic Systems include Kreepy Krauly®, Onga, Pentair®, Pentair Pool Products®, Pentair Water Pool and Spa® and STA-RITE®.

Customers

Water & Fluid Solutions distributes its products through wholesale distributors, retail distributors, original equipment manufacturers, home centers, home and pool builders and directly to customers and end-users. Information regarding significant customers in Water & Fluid Solutions is contained in Note 15 of Pentair’s Notes to Consolidated Financial Statements, included in this Prospectus.

Seasonality

Pentair experiences seasonal demand in a number of markets within Water & Fluid Solutions. End-user demand for pool equipment follows warm weather trends and is at seasonal highs from April to August. The magnitude of the sales increase is partially mitigated by employing some advance sale “early buy” programs (generally including extended payment terms and/or additional discounts). Demand for residential and agricultural water systems is also impacted by weather patterns, particularly by heavy flooding and droughts.

Competition

Water & Fluid Solutions faces numerous domestic and international competitors, some of which have substantially greater resources directed to the markets in which Pentair competes. Consolidation and globalization are continuing trends in the water industry. Competition in commercial and residential flow technologies markets focuses on brand names, product performance (including energy-efficient offerings), quality and price. While home center and national retailers are important for residential lines of water and wastewater pumps, they are not important for commercial pumps. For municipal pumps, competition focuses on performance to meet required specifications, service and price. Competition in fluid treatment, filtration and processing focuses on product performance and design, quality, delivery and price. For pool equipment, competition focuses on brand names, product performance (including energy-efficient offerings), quality and price. Pentair competes by offering a wide variety of innovative and high-quality products, which are competitively priced. Pentair believes its distribution channels and reputation for quality also contribute to its continuing market penetration.

Technical Products

Pentair Technical Products is a leading provider of products that guard and protect some of the world’s most sensitive electronics and electronic equipment, ensuring their safe, secure and reliable performance. Pentair’s innovative product offering includes mild steel, stainless steel, aluminum and non-metallic enclosures, cabinets, cases, subracks, backplanes and associated thermal management systems. Pentair’s products serve a range of end-markets, including use in industrial, communications (including telecommunications and data communications), networking, general electronics, energy, commercial infrastructure, security and defense and medical.

Brand names for Technical Products include Hoffman®, McLean® and Schroff®.

Customers

Technical Products distributes its products through electrical and data contractors, electrical and electronic components distributors and original equipment manufacturers. Information regarding significant customers in Technical Products is contained in Note 15 of Pentair’s Notes to Consolidated Financial Statements, included in this Prospectus.

Seasonality

Technical Products is not significantly affected by seasonal demand fluctuations.

Competition

Competition in the technical products markets can be intense, particularly in the Communications market, where product design, prototyping, global supply, price competition and customer service are significant factors. Technical Products has continued to focus on cost control and improving profitability. Recent sales increases in Technical Products are the result of growth from initiatives focused on product development, continued channel penetration, growth in targeted market segments, geographic expansion and price increases. Consolidation, globalization and outsourcing are visible trends in the technical products marketplace and typically play to the strengths of a large and globally positioned supplier. Pentair believes Technical Products has the global manufacturing capability and broad product portfolio to support the globalization and outsourcing trends.

Recent Developments

On May 12, 2011, Pentair acquired as part of Water & Fluid Solutions, the Clean Process Technologies (“CPT”) division of privately held Norit Holding B.V. for $715.3 million (€502.7 million translated at the May 12, 2011 exchange rate). CPT’s results of operations have been included in Pentair’s consolidated financial statements since the date of acquisition. CPT is a global leader in membrane solutions and clean process technologies in the high growth water and beverage filtration and separation segments. CPT provides sustainable purification systems and solutions for desalination, water reuse, industrial applications and beverage segments that effectively address the increasing challenges of clean water scarcity, rising energy costs and pollution. CPT’s product offerings include innovative ultrafiltration and nanofiltration membrane technologies, aseptic valves, CO2 recovery and control systems and specialty pumping equipment. Based in the Netherlands, CPT has broad sales diversity with the majority of 2011 and 2010 revenues generated in European Union and Asia-Pacific countries.

Information Regarding All Business Segments

Backlog

Pentair’s backlog of orders as of December 31 by segment was:

In thousands	2011	2010	$ change	% change
Water & Fluid Solutions	$368,008	$212,929	$155,079	72.8%
Technical Products	109,757	127,658	(17,901)	(14.0)%
Total	$477,765	$340,587	$137,178	40.3%

The $155.1 million increase in Water & Fluid Solutions backlog was primarily due to increased backlog related to the May, 2011 acquisition of CPT. The $17.9 million decrease in Technical Products backlog reflected larger telecommunications project backlog at December 31, 2010. Due to the relatively short manufacturing cycle and general industry practice for the majority of Pentair’s businesses, backlog, which typically represents less than 60 days of shipments, is not deemed to be a significant item. A substantial portion of Pentair’s revenues results from orders received and product sold in the same month. Pentair expects that most of its backlog at December 31, 2011 will be filled in 2012.

Research and development

Pentair primarily conducts research and development activities in its own facilities. These efforts consist primarily of the development of new products, product applications and manufacturing processes. Research and development expenditures during 2011, 2010 and 2009 were $78.2 million, $67.2 million and $57.9 million, respectively.

Environmental

Environmental matters are discussed in Note 16 of Pentair’s Notes to Consolidated Financial Statements, included in this Prospectus.

Raw materials

The principal materials used in the manufacturing of Pentair’s products are electric motors, mild steel, stainless steel, electronic components, plastics (resins, fiberglass, epoxies), copper and paint (powder and liquid). In addition to the purchase of raw materials, Pentair purchases some finished goods for distribution through its sales channels.

The materials used in the various manufacturing processes are purchased on the open market and the majority are available through multiple sources and are in adequate supply. Pentair has not experienced any significant work stoppages to date due to shortages of materials. Pentair has certain long-term commitments, principally price commitments, for the purchase of various component parts and raw materials and believes that it is unlikely that any of these agreements would be terminated prematurely. Alternate sources of supply at competitive prices are available for most materials for which long-term commitments exist and Pentair believes that the termination of any of these commitments would not have a material adverse effect on operations.

Certain commodities, such as metals and resin, are subject to market and duty-driven price fluctuations. Pentair manages these fluctuations through several mechanisms, including long-term agreements with price adjustment clauses for significant commodity market movements in certain circumstances. Prices for raw materials, such as metals and resins, may trend higher in the future.

Intellectual property

Patents, non-compete agreements, proprietary technologies, customer relationships, trade marks, trade names and brand names are important to Pentair’s business. However, Pentair does not regard its business as being materially dependent upon any single patent, non-compete agreement, proprietary technology, customer relationship, trade mark, trade name or brand name.

Patents, patent applications and license agreements will expire or terminate over time by operation of law, in accordance with their terms or otherwise. Pentair does not expect the termination of patents, patent applications or license agreements to have a material adverse effect on its financial position, results of operations or cash flows.

Employees

As of December 31, 2011, Pentair employed approximately 15,300 people worldwide. Total employees in the United States were approximately 6,900, of whom approximately 440 are represented by four different trade unions having collective bargaining agreements. Generally, labor relations have been satisfactory.

Captive insurance subsidiary

Pentair insures certain general and product liability, property, workers’ compensation and automobile liability risks through its regulated wholly-owned captive insurance subsidiary, Penwald Insurance Company (“Penwald”). Reserves for policy claims are established based on actuarial projections of ultimate losses. Accruals with respect to liabilities insured by third parties, such as liabilities arising from acquired businesses, pre-Penwald liabilities and those of certain foreign operations are established.

Matters pertaining to Penwald are discussed in Note 1 of Pentair’s Notes to Consolidated Financial Statements – Insurance Subsidiary, included in this Prospectus.

MANAGEMENT

Board of Directors

The Merger Agreement provides that, as of the completion of the Merger, the Board of Directors of Tyco Flow Control will consist of the persons serving on the board of directors of Pentair at the time of the mailing of the Tyco Proxy Statement and up to two persons to be selected by Tyco and reasonably acceptable to Pentair.

We have listed below biographical information, as of March 31, 2012 for each person who is currently expected to be a member of the board of directors of Tyco Flow Control as of the completion of the Merger.

Pentair Designees to the Board of Directors

Charles A. Haggerty, director since 1994, age 70. Mr. Haggerty is currently Chief Executive Officer of LeConte Associates, LLC, a consulting and investment firm. Mr. Haggerty joined Western Digital Corporation, a maker of hard disc drives, in 1992, where he served as Chief Operating Officer until 1993, and as Chief Executive Officer and Chairman of the board from 1993 until he retired in 2000. From 1964 to 1992, Mr. Haggerty served in various positions at International Business Machines Corporation. Mr. Haggerty is also a director of Imation Corp., Deluxe Corporation and LSI Corp, and formerly served as a director at Beckman Coulter, Inc. until 2011. Mr. Haggerty’s long record of service with Pentair as director and Lead Director, his familiarity with Pentair’s company and its various businesses, his executive management experience, extensive service as a director at other public companies, as well as his interest and expertise in corporate governance issues give him a deep understanding of the role of the board of directors that is instrumental in maintaining the functionality of the board. Mr. Haggerty has served as a member of each of Pentair’s board committees, which has given him a firm understanding of the impact on Pentair of a wide range of business situations.

Randall J. Hogan, director since 1999, age 56. Since January 1, 2001, Mr. Hogan has been Pentair’s Chief Executive Officer. Mr. Hogan became Chairman of the Pentair’s board of directors on May 1, 2002. From December 1999 through December 2000, Mr. Hogan was Pentair’s President and Chief Operating Officer. From March 1998 to December 1999, he was Executive Vice President and President of Pentair’s Electrical and Electronic Enclosures Group. From 1995 to 1997, he was President of the Carrier Transicold Division of United Technologies Corporation. From 1994 until 1995, he was Vice President and General Manager of Pratt & Whitney Industrial Turbines. From 1988 until 1994, he held various executive positions at General Electric Company. From 1981 until 1987, he was a consultant at McKinsey & Company. Mr. Hogan is also a director of Covidien plc. Mr. Hogan also served as a director of Unisys Corporation from 2004 to 2006. Mr. Hogan has significant leadership experience both with Pentair and predecessor employers demonstrating a wealth of operational management, strategic, organizational and business transformation acumen. His deep knowledge of business in general and Pentair’s businesses, strengths and opportunities in particular, as well as his experience as a director in two other complex global public companies has allowed him to make significant contributions to the Pentair board of directors.

David A. Jones, director since 2003, age 62. Mr. Jones serves as the Chair of Pentair’s International and Compensation Committees. Since 2008, Mr. Jones has been Senior Advisor to Oak Hill Capital Partners, a private equity firm. In April 2010, Mr. Jones was appointed to the board of directors of Dave & Buster’s Holdings, Inc., an owner and operator of high-volume restaurant/entertainment venues, and to the board of directors as the lead director of The Hillman Group, Inc., a distributor of fasteners, key duplication systems, engraved tags and related hardware items, both of which are privately owned by Oak Hill Capital Partners. Between 1996 and 2007, Mr. Jones was Chairman and Chief Executive Officer of Spectrum Brands, Inc. (formerly Rayovac Corporation), a global consumer products company with major businesses in batteries, lighting, shaving/grooming, personal care, lawn and garden, household insecticide and pet supply product categories. From 1996 to April 1998, he also served Rayovac as President. After Mr. Jones was no longer an executive officer of Spectrum Brands, it filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in March 2009 and exited from bankruptcy proceedings in August 2009. From 1995 to 1996, Mr. Jones was Chief Operating Officer, Chief Executive Officer, and Chairman of the board of directors of Thermoscan, Inc. From 1989 to 1994, he served as President and Chief Executive Officer of The Regina Company. Mr. Jones also served as a director of Simmons Bedding Company from 2000 to 2010, as a director of Spectrum Brands from 1996 to 2007, and as a director of Tyson Foods, Inc. from 1999 to 2005. Mr. Jones’ extensive management experience with both public and private companies and private equity funds, coupled with his global operational, financial and mergers and acquisitions expertise, have given the Pentair board of directors invaluable insight into a wide range of business situations. Mr. Jones has served on each of Pentair’s board committees, which has given him an understanding of the impact on Pentair of a wide range of business situations.

Leslie Abi-Karam, director since 2008, age 53. Since 2008, Ms. Abi-Karam has been the Executive Vice President and President, Mailing Solutions Management of Pitney Bowes Inc., a global mailstream technology company. Between 2002 and 2008, Ms. Abi-Karam was the Executive Vice President and President, Document Messaging Technologies (DMT) of Pitney Bowes Inc. She is also responsible for all engineering, global supply chain and direct procurement operations, supplying products and sourcing for all commodity/spend management within Pitney Bowes worldwide. Between 2000 and 2002, Ms. Abi-Karam was President, Global Mail Creation and Mail Finishing, of Pitney Bowes Inc. She has been with Pitney Bowes since 1984 and has held various roles of increasing responsibility. Ms. Abi-Karam brings to Pentair’s board of directors significant experience in the management of global technology businesses. As a current operating leader, Ms. Abi-Karam faces many of the same challenges as Pentair and provides perspective on alternative solutions to common problems.

Jerry W. Burris, director since 2007, age 48. Mr. Burris has been President and Chief Executive Officer of Associated Materials, LLC, a manufacturer of professionally installed exterior building products, since September 2011. Between 2008 and 2011, he was President, Precision Components of Barnes Group Inc. from 2006 until 2008, Mr. Burris was the President of Barnes Industrial, a global precision components business within Barnes Group. Prior to joining Barnes Group, Mr. Burris worked at General Electric Company, a multinational technology and services conglomerate, where he served as president and chief executive officer of Advanced Materials Quartz and Ceramics in 2006. From 2003 to 2006, Mr. Burris was the general manager of global services for GE Healthcare. From 2001 to 2003, he led the integration of global supply chain sourcing for the Honeywell integration and served as the general manager of global sourcing for GE Industrial Systems. Mr. Burris first joined General Electric Company in 1986 in the GE Corporate Technical Sales and Marketing Program. Mr. Burris brings to Pentair’s board of directors significant experience in management of global manufacturing operations and related processes, such as supply chain management, quality control and product development. Mr. Burris provides the Pentair board of directors with insight into operating best practices and current developments in a variety of management contexts.

Ronald L. Merriman, director since 2004, age 67. Mr. Merriman serves as the Chair of the Audit Committee. He is the retired Vice Chair of KPMG, a global accounting and consulting firm, where he served from 1967 to 1997 in various positions, including as a member of the Executive Management Committee. He also served as Executive Vice President of Ambassador International, Inc., a publicly-traded travel services business, from 1997 to 1999; Executive Vice President of Carlson Wagonlit Travel, a global travel management firm, from 1999 to 2000; Managing Director of O’Melveny & Myers LLP, a global law firm, from 2000 to 2003; and Managing Director of Merriman Partners, a management advisory firm, from 2004 to 2010. He is also a director of Aircastle Limited, Realty Income Corporation and Haemonetics Corporation. Mr. Merriman also served as a director of Cardio Dynamics International from July 2003 to July 2005 and as a director of Corautus Genetics Inc. from April 2004 to May 2005. Mr. Merriman’s extensive accounting and financial background has strengthened Pentair’s Audit Committee and its processes over the past six years. In addition, his global experience and contributions to Pentair’s International Committee have assisted Pentair in its expansion into overseas markets.

T. Michael Glenn, director since 2007, age 56. Since 1998, Mr. Glenn has been the Executive Vice President – Market Development and Corporate Communications of FedEx Corporation, a global provider of supply chain, transportation, business and related information services. From 1994 to 1998, Mr. Glenn was Senior Vice President – Marketing and Corporate Communications of FedEx Express. Mr. Glenn is also a director of

Renasant Corporation, and was formerly a director of Deluxe Corporation from 2004 to 2006. Mr. Glenn brings extensive strategic, marketing and communications experience to Pentair’s board of directors from his service as one of the top leaders at FedEx Corporation. He has been an active participant in the development of Pentair’s strategic plans, and a strong proponent for strengthening Pentair’s branding and marketing initiatives.

David H. Y. Ho, director since 2007, age 52. Mr. Ho has been a private investor since he retired in 2008, but has significant executive experience with global technology companies. From 2007 to 2008, he served as the Chairman of the Greater China Region for Nokia Siemens Network, a joint venture between Finland-based Nokia Corporation, a multinational telecommunications company, and Germany-based Siemens AG. Prior thereto, Mr. Ho held numerous executive positions with Nokia subsidiaries, including Nokia China Investment Limited, the Chinese operating subsidiary of Nokia Corporation, where he served as President between 2004 and 2007 and Senior Vice President, Networks—Greater China, between 2001 and 2004. Between 1983 and 2001, Mr. Ho held various senior positions with Nortel Networks and Motorola Inc. in Canada and China. Mr. Ho is also a director of Owens-Illinois Inc. (since 2008), Triquint Semiconductor (since 2010), and Dong Fang Electric Corporation, a Chinese State Owned Enterprise (since 2009), and was a director of 3Com Corporation from December 2008 through April 2010. In addition to corporate governance training received as a result of his various directorships, Mr. Ho’s extensive experience in global markets, especially in China, has contributed greatly as Pentair has expanded its presence throughout the world, particularly in the Asia-Pacific region. In addition, he brings to Pentair’s board of directors significant management expertise in operations, mergers, acquisitions and joint ventures in the area.

Glynis A. Bryan, director since 2003, age 53. Ms. Bryan serves as the Chair of Pentair’s Governance Committee. Since 2007, Ms. Bryan has been the Chief Financial Officer of Insight Enterprises, Inc., a leading provider of information technology products and solutions to clients in North America, Europe, the Middle East and the Asia-Pacific region. Between 2005 and 2007, Ms. Bryan was the Executive Vice President and Chief Financial Officer of Swift Transportation Co., a holding company which operates the largest fleet of truckload carrier equipment in the United States. Between 2001 and 2005, Ms. Bryan was the Chief Financial Officer of APL Logistics, the supply-chain management arm of Singapore-based NOL Group, a logistics and global transportation business. Prior to joining APL, Ms. Bryan spent 16 years with Ryder System, Inc., a truck leasing company, where she held a series of progressively responsible positions in finance. In her last assignment, Ms. Bryan was Senior Vice President of Ryder Capital Services, where she led the development of the firm’s capital services business. In 1999 and 2000, Ms. Bryan served as Senior Vice President and Chief Financial Officer of Ryder Transportation Services. Ms. Bryan has extensive global financial and accounting experience in a variety of business operations, especially in logistics services. Ms. Bryan originally served on the Audit Committee of the Pentair’s board of directors for five years, and was selected in 2009 by the board of directors to serve as the Chair of the Governance Committee. Her familiarity with all aspects of board of directors’ responsibilities at Pentair will be critical in the future as governance and risk management processes continue to develop.

William T. Monahan, director since 2001, age 64. Mr. Monahan serves as Pentair’s Lead Director. In 2006, Mr. Monahan served as a director and the Interim Chief Executive Officer of Novelis, Inc., a global leader in aluminum rolled products and aluminum can recycling. From 1995 to 2004, Mr. Monahan was Chairman of the board of directors and Chief Executive Officer of Imation Corp., a manufacturer of magnetic and optical data storage media. Mr. Monahan is also a director of Hutchinson Technology, Inc., The Mosaic Company and Solutia Inc. and was a director of Novelis, Inc. from 2005 to 2007. Mr. Monahan brings to Pentair’s board of directors a wealth of global operational and management experience, as well as a deep understanding of Pentair’s businesses gained as a member of Pentair’s board of directors for ten years. Mr. Monahan has extensive service as a board member and chief executive officer at companies in a number of different industries; his broad international perspective on business operations has been instrumental as Pentair becomes more global.

Tyco Designees to the Board of Directors

The Tyco designees to the board of directors will be named in an amendment to this Prospectus.

Executive Officers

After the Transactions, our senior management will consist entirely of senior executives of Pentair. The following table sets forth certain information as of March 31, 2012 concerning our executive officers, including a five-year employment history and any directorships held in public companies, following the Transactions.

Name	Age	Position with Tyco Flow Control
Randall J. Hogan	56	Chief Executive Officer
Michael V. Schrock	59	President and Chief Operating Officer
John L. Stauch	47	Executive Vice President and Chief Financial Officer
Frederick S. Koury	51	Senior Vice President, Human Resources
Angela D. Lageson	43	Senior Vice President, General Counsel
Michael G. Meyer	53	Vice President of Treasury and Tax
Mark C. Borin	45	Corporate Controller and Chief Accounting Officer

Randall J. Hogan – Mr. Hogan will serve as Tyco Flow Control’s Chief Executive Officer and is expected to be the Chairman of the board of directors of Tyco Flow Control. Mr. Hogan currently serves as the Chief Executive Officer of Pentair and Chairman of Pentair’s board of directors, positions he has held since January 2001 and May 1, 2002, respectively. From December 1999 to December 2000, Mr. Hogan was President and Chief Operating Officer of Pentair and from March 1998 to December 1999 he served as Executive Vice President and President of Pentair’s Electrical and Electronic Enclosures Group. Prior to joining Pentair, Mr. Hogan was President of United Technologies Carrier Transicold from 1995 to 1997; Vice President and General Manager of Pratt & Whitney Industrial Turbines from 1994 to 1995; he held various executive positions at General Electric from 1988 to 1994; and was a consultant for McKinsey & Company from 1981 to 1987.

Michael V. Schrock – Mr. Schrock will serve as Tyco Flow Control’s President and Chief Operating Officer. Mr. Schrock currently serves as President and Chief Operating Officer of Pentair, a position he has held since September 2006. Mr. Schrock also served as President and Chief Operating Officer of Filtration and Technical Products from October 2005 to September 2006; President and Chief Operating Officer of Enclosures, from October 2001 to September 2005; President, Pentair Water Technologies — Americas from January 2001 to October 2001; President, Pentair Pump and Pool Group, from August 2000 to January 2001; President, Pentair Pump Group from January 1999 to August 2000; and Vice President and General Manager, Aurora, Fairbanks Morse and Pentair Pump Group International from March 1998 to December 1998. Prior to joining Pentair, Mr. Schrock served as Divisional Vice President and General Manager of Honeywell Inc. from 1994 to 1998.

John L. Stauch – Mr. Stauch will serve as Tyco Flow Control’s Executive Vice President and Chief Financial Officer. Mr Stauch currently serves as Executive Vice President and Chief Financial Officer of Pentair, a position he has held since February 2007. Prior to joining Pentair, Mr. Stauch served as Chief Financial Officer of the Automation and Control Systems unit of Honeywell International Inc. from July 2005 to February 2007; Vice President, Finance and Chief Financial Officer of the Sensing and Controls unit of Honeywell International Inc. from January 2004 to July 2005; Vice President, Finance and Chief Financial Officer of the Automation & Control Products unit of Honeywell International Inc. from July 2002 to January 2004; Chief Financial Officer and IT Director of PerkinElmer Optoelectronics, a unit of PerkinElmer, Inc. from April 2000 to April 2002; and held various executive, investor relations and managerial finance positions with Honeywell International Inc. and its predecessor AlliedSignal Inc. from 1994 to 2000.

Frederick S. Koury – Mr. Koury will serve as Tyco Flow Control’s Senior Vice President, Human Resources. Mr. Koury currently serves as Senior Vice President, Human Resources of Pentair, a position he has held since August 2003. Prior to joining Pentair, Mr. Koury served as Vice President of Human Resources at Limited Brands from September 2000 to August 2003 and held various executive positions at PepsiCo, Inc. from June 1985 to September 2000.

Angela D. Lageson – Ms. Lageson will serve as Tyco Flow Control’s Senior Vice President, General Counsel and Secretary. Ms. Lageson currently serves as Senior Vice President, General Counsel and Secretary of Pentair, a position she has held since February 2010. From November 2002 to February 2010, Ms. Lageson served as Assistant General Counsel of Pentair. Prior to joining Pentair, Ms. Lageson was a Shareholder and Officer of the law firm of Henson & Efron, P.A. from January 2000 to 2002 and was an Associate Attorney in the law firm of Henson & Efron, P.A. from October 1996 to January 2000 and in the law firm of Felhaber Larson Fenlon & Vogt, P.A. from 1992 to 1996.

Michael G. Meyer – Mr. Meyer will serve as Tyco Flow Control’s Vice President of Treasury and Tax. Mr. Meyer currently serves as Vice President of Treasury and Tax for Pentair, a position he has held since April 2004. At Pentair, Mr. Meyer also served as Treasurer from January 2002 to March 2004 and Assistant Treasurer from September 1994 to December 2001. Prior to joining Pentair, Mr. Meyer held various executive positions with Federal-Hoffman, Inc. (a former subsidiary of Pentair) from August 1985 to August 1994.

Mark C. Borin – Mr. Borin will serve as Tyco Flow Control’s Corporate Controller and Chief Accounting Officer. Mr. Borin currently serves as Corporate Controller and Chief Accounting Officer of Pentair, a position he has held since March 2008. Prior to joining Pentair, Mr. Borin was a Partner in the audit practice of the public accounting firm KPMG LLP from June 2000 to March 2008 and held various positions in the audit practice of KPMG LLP from September 1989 to June 2000.

Director Independence

All of the directors of Tyco Flow Control, other than Mr. Hogan, are expected to be independent, non-employee directors who meet the criteria for independence required by the NYSE. We expect that our board of directors will determine that all of Tyco Flow Control’s non-employee directors satisfy the NYSE standards to qualify as independent directors as well as any additional independence standards established by the board of directors.

Committees of Our Board of Directors

Effective upon the completion of the spin-off, the Tyco Flow Control board of directors will have the following committees, each of which will operate under a written charter that will be posted to the Tyco Flow Control website prior to the spin-off.

Audit and Finance Committee

The Audit and Finance Committee will be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The Audit and Finance Committee will, among other things:

•	oversee the quality and integrity of Tyco Flow Control’s financial statements, accounting practices and financial information Tyco Flow Control provides to the SEC or the public;

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select Tyco Flow Control’s independent auditors, including the registered public accounting firm for purposes of U.S. securities law reporting, such selection to be presented by Tyco Flow Control’s board of directors to Tyco Flow Control’s shareholders for their confirmation at Tyco Flow Control’s annual meeting;

•	pre-approve all services to be provided to Tyco Flow Control by its auditors;

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confer with Tyco Flow Control’s independent auditors to review the plan and scope of their proposed financial audits and quarterly reviews, as well as their findings and recommendations upon the completion of the audits and such quarterly reviews;

•	review the independence of the auditors;

•	oversee Tyco Flow Control’s internal audit function;

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meet with the auditors, Tyco Flow Control’s appropriate financial personnel and internal financial controllers regarding Tyco Flow Control’s internal controls, critical accounting policies and other matters;

•	oversee all of Tyco Flow Control’s compliance, internal controls and risk management policies; and

•	oversee Tyco Flow Control’s financing statements, investment policies and financial condition.

The Audit and Finance Committee will be comprised of members such that it meets the independence requirements set forth in the listing standards of the NYSE and in accordance with the Audit and Finance Committee charter. Each of the members of the Audit and Finance Committee will be financially literate and have accounting or related financial management expertise as such terms are interpreted by the board of directors in its business judgment. None of Tyco Flow Control’s Audit and Finance Committee members will simultaneously serve on more than two other public company audit committees unless the board of directors specifically determines that it would not impair the ability of an existing or prospective member to serve effectively on the Audit and Finance Committee. The initial members of the Audit and Finance Committee will be determined prior to the Transactions.

Compensation Committee

The Tyco Flow Control Compensation Committee will, among other things, be responsible for:

•	setting and reviewing Tyco Flow Control’s executive compensation philosophy and principles;

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proposing to Tyco Flow Control’s board of directors the compensation (including salary, bonus, equity-based grants and any other long-term cash compensation) of Tyco Flow Control’s Chief Executive Officer and other executive officers;

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overseeing Tyco Flow Control’s disclosure regarding executive compensation, including approving the report to be included in Tyco Flow Control’s annual proxy statement on Schedule 14A and included or incorporated by reference in Tyco Flow Control’s annual report on Form 10-K; and

•	recommending to Tyco Flow Control’s board of directors the approval of any employment agreements for Tyco Flow Control’s Chief Executive Officer and other executive officers.

The Compensation Committee will be comprised of members such that it meets the independence requirements set forth in the listing standards of the NYSE and in accordance with the Compensation Committee charter. The members of the Compensation Committee will be “non-employee directors” (within the meaning of Rule 16b-3 of the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code). The initial members of the Compensation Committee will be determined prior to the Transactions.

Governance Committee

The Governance Committee will, among other things, be responsible for:

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developing and recommending to Tyco Flow Control’s board of directors Tyco Flow Control’s corporate governance principles and otherwise taking a leadership role in shaping Tyco Flow Control’s corporate governance;

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reviewing, evaluating the adequacy of and recommending to Tyco Flow Control’s board of directors amendments to Tyco Flow Control’s by-laws, certificate of incorporation, committee charters and other governance policies;

•	reviewing and making recommendations to Tyco Flow Control’s board of directors regarding the purpose, structure and operations of the various board committees;

•	identifying, reviewing and recommending to the board of directors individuals for election to the board of directors;

•	overseeing the Chief Executive Officer succession planning process, including an emergency succession plan;

•	reviewing the compensation for non-employee directors and making recommendations to the board of directors;

•	overseeing the board of directors’ annual self-evaluation; and

•

overseeing and monitoring general governance matters including communications with shareholders, regulatory developments relating to corporate governance and Tyco Flow Control’s corporate social responsibility activities.

The Governance Committee will be comprised of members such that it meets the independence requirements set forth in the listing standards of the NYSE and in accordance with the Governance Committee charter. The initial members of the Governance Committee will be determined prior to the Transactions.

Codes of Conduct

Prior to the completion of the spin-off, Tyco Flow Control intends to adopt a written code of ethics for executive officers and senior financial officers that is designed to deter wrongdoing and to promote, among other things:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that Tyco Flow Control will file with the SEC and other regulators and in other public communications;

•	compliance with applicable laws, rules and regulations, including insider trading compliance; and

•	accountability for adherence to the code and prompt internal reporting of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.

A copy of the Tyco Flow Control code of ethics will be posted on Tyco Flow Control’s website immediately prior to the Distribution.

Director Nomination Process

The initial board of directors of Tyco Flow Control will be selected through a process involving Tyco Flow Control, Tyco and Pentair.

We intend to adopt corporate governance policies that will contain information concerning the responsibilities of the Governance Committee with respect to identifying and evaluating future director candidates.

In accordance with these governance policies, the Governance Committee will seek to create a board of directors that as a whole is strong in its collective knowledge and has a diversity of skills and experience with respect to vision and strategy, management and leadership, business operations, business judgment, crisis management, risk assessment, industry knowledge, accounting and finance, corporate governance and global markets. These governance policies will provide that the Governance Committee will evaluate director candidates in light of a number of criteria with directors chosen with a view to bringing to the board of directors a variety of backgrounds and experiences and establishing a core of business advisers with financial and management expertise. The Governance Committee will also consider candidates who have substantial experience outside the business community, such as in the public, academic or scientific communities. These governance policies will emphasize Tyco Flow Control’s commitment to diversity at the board of director level–diversity not only of sex, sexual orientation, race, religion or national origin, but also diversity of experience, expertise and training.

General criteria for the nomination of director candidates will include that directors should:

•	possess the highest character and integrity and have an inquiring mind, vision and the ability to work well with others;

•	be free of any conflict of interest which would violate any applicable law or regulation or interfere with the proper performance of the responsibilities of a director;

•

possess substantial and significant experience which would be of particular importance to us in the performance of the duties of a director and would increase the diversity of experience, expertise and training of the board of directors taken as a whole;

•	have sufficient time available to devote to our affairs in order to carry out the responsibilities of a director; and

•

be committed to enhancing long-term shareholder value and be willing and able to represent the balanced, best interests of the shareholders as a whole rather than the interests of a special interest group or constituency.

Communications with Non-Management Members of the Board of Directors

Generally, it will be the responsibility of management to speak for Tyco Flow Control in communications with outside parties, but Tyco Flow Control intends to set forth, in its corporate governance policies, certain processes by which shareholders and other interested third parties may communicate with non-management members of the board of directors.

COMPENSATION OF DIRECTORS

Director Compensation

This section is divided into three parts:

•

“Historical Pentair Director Compensation,” which presents information concerning the historical compensation paid by Pentair to its non-employee directors, all of whom are expected to be non-employee directors of Tyco Flow Control. This historical compensation provides context to our future director compensation practices, which are expected to be based on Pentair’s historical director compensation practices.

•

“Treatment of Pentair Director Equity-Based Awards in the Merger,” which describes the treatment in the Merger of various equity-based awards that were granted by Pentair that each of Pentair’s directors holds.

•	“Director Compensation After the Transactions,” which describes matters regarding director compensation for Tyco Flow Control after consummation of the Transactions.

Historical Pentair Director Compensation

Pentair uses a combination of cash and equity-based incentive compensation to attract and retain qualified directors. Compensation of Pentair’s directors reflects its belief that a significant portion of directors’ compensation should be tied to long-term growth in shareholder value.

Mr. Hogan, Pentair’s only employee-director, is not and will not be separately compensated for service as a member of the Pentair board of directors. Non-employee director compensation for 2011 was as set forth below.

Annual Retainers

Annual retainers for non-employee directors’ service on the Pentair board of directors and Pentair Board Committees are as follows:

Board Retainer	$40,000
Lead Director Supplemental Retainer	20,000
Audit Committee Chair Supplemental Retainer	20,000
Compensation Committee Chair Supplemental Retainer	10,000
Governance Committee Chair Supplemental Retainer	5,000
International Committee Chair Supplemental Retainer	5,000
Audit Committee Retainer	9,000
Other Committee Retainer (per committee)	4,000

Attendance Fees

For Pentair board of directors meetings, Pentair paid each director $2,000 for personal attendance and $500 for attendance by telephone (or video conference). For committee meetings lasting less than two hours, Pentair paid directors $1,500 for personal attendance ($2,000 for committee Chairs), and $500 for attendance by telephone (or video conference). For committee meetings lasting longer than two hours, Pentair paid the directors $2,500 ($3,000 for committee Chairs) for personal attendance and $1,000 for attendance by telephone (or video conference). For Pentair management’s annual strategic planning meeting, Pentair paid each director $2,000 for personal attendance and $500 for attendance by telephone.

Deferred Compensation

Under the Pentair, Inc. Compensation Plan for Non-Employee Directors, Pentair’s non-employee directors may elect to defer payment of all or a portion of their annual retainers and meeting fees in the form of share units. The value of a share unit is equal to the market value of a Pentair common share. Share units carry no voting or investment power. Pentair currently matches 15% of the amount of any annual retainer that is deferred. A portion of Pentair directors’ fees also may be paid directly in the form of share units under the equity compensation provisions of the Plan; however, no director was paid in that manner in 2011.

Equity Awards

Non-employee directors also receive a grant of options and restricted stock units under the 2008 Pentair Omnibus Plan as a part of their compensation. Options granted are exercisable at the closing price of our stock on the date of grant, have a ten-year term and vest in one-third increments on the first, second and third anniversaries of the grant date. Restricted stock units granted vest in one-third increments on each of the first, second and third anniversaries of the grant date. Each restricted stock unit represents the right to receive one Pentair common share upon vesting and includes one dividend equivalent unit, which entitles the holder to all cash dividends declared on a Pentair common share from and after the date of grant. Non-employee directors may elect to defer receipt of restricted stock units upon vesting under Pentair’s Compensation Plan for Non-Employee Directors. All of Pentair’s non-employee directors received option and restricted stock unit grants in 2011. Future grants of equity awards for non-employee directors will also be made under the 2008 Pentair Omnibus Plan, including those granted in January 2012.

Stock Ownership Guidelines

Within five years after election, non-employee directors are expected to acquire and hold Pentair’s common shares or stock equivalents having a value equal to five times the annual board retainer for non-employee directors.

Stock Ownership for the Currently-Serving Directors as of December 31, 2011

	Share Ownership	12/31/11 Market Value ($)(1)	Ownership Guideline ($)	Meets Guideline
Leslie Abi-Karam	3,622	120,576	200,000	No(2)
Glynis A. Bryan	13,730	457,072	200,000	Yes
Jerry W. Burris	6,281	209,094	200,000	Yes
T. Michael Glenn	8,584	285,761	200,000	Yes
Charles A. Haggerty	167,355	5,571,248	200,000	Yes
David H. Y. Ho	12,719	423,416	200,000	Yes
David A. Jones	33,241	1,106,593	200,000	Yes
Ronald L. Merriman	13,204	439,561	200,000	Yes
William T. Monahan	42,328	1,409,099	200,000	Yes

(1)	Based on the closing market price for our Common Stock on December 30, 2011 of $33.29.

(2)	Ms. Abi-Karam became a director in February 2008 and will have five years from the commencement of service as a director to meet the stock ownership requirement.

Director Compensation Table

The table below summarizes the compensation that Pentair paid to non-employee directors for the fiscal year ended December 31, 2011.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name (1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Deferred Compensation Earnings ($)	All Other Compensation ($)(5)	Total ($)
Leslie Abi-Karam	76,500	43,045	42,501	-	-	2,229	164,275
Glynis A. Bryan	86,700	43,045	42,501	-	-	-	172,246
Jerry W. Burris	83,350	43,045	42,501	-	-	1,845	170,741
T. Michael Glenn	79,600	43,045	42,501	-	-	-	165,146
Charles A. Haggerty	83,850	43,045	42,501	-	-	-	169,396
David H. Y. Ho	94,450	43,045	42,501	-	-	-	179,996
David A. Jones	114,300	43,045	42,501	-	-	5,405	205,251
Ronald L. Merriman	117,475	43,045	42,501	-	-	357	203,378
William T. Monahan	107,500	43,045	42,501	-	-	-	193,046

(1)	Randall Hogan, Pentair’s Chief Executive Officer, is not included in this table as he is our employee and receives no compensation for his services as a director. The compensation received by Mr. Hogan as Pentair’s employee during and for 2011 is shown under “Executive Compensation – Summary Compensation Table.”

(2)	The directors’ deferred receipt of 2011 cash compensation in the form of share units under Pentair’s Compensation Plan for Non-Employee Directors is as follows:

Name	2011 Fees Deferred ($)	Share Units Purchased with 2011 Deferred Fees	Number of Deferred Share Units Held Under Compensation Plan for Non-Employee Directors as of 12/31/11 (a)
Leslie Abi-Karam	-	-	3,163
Glynis A. Bryan	55,200	1,513	12,380
Jerry W. Burris	56,350	1,545	6,281
T. Michael Glenn	41,600	1,147	6,584
Charles A. Haggerty	83,850	2,312	77,200
David H. Y. Ho	94,450	2,579	12,719
David A. Jones	114,300	3,121	27,441
Ronald L. Merriman	7,475	204	1,452
William T. Monahan	-	-	20,095

(a)	Includes all share units in respect of deferred fees in all years of service as a director and all additional share units credited as a result of reinvestment of dividend equivalents, in each case net of distributions pursuant to distribution elections.

(3)	The amounts in column (c) represent the aggregate grant date fair value, computed in accordance with ASC 718 (formerly referred to as SFAS No. 123(R)), of restricted stock units granted during the fiscal year ended December 31, 2011. Assumptions used in the calculation of these amounts are included in footnote 14 to Pentair’s audited financial statements for the fiscal year ended December 31, 2011 included elsewhere in this Prospectus. As of December 31, 2011, each director had the following number of unvested restricted stock units: Leslie Abi-Karam: 2,084; Glynis A. Bryan: 2,084; Jerry W. Burris: 2,084; T. Michael Glenn: 2,084; Charles A. Haggerty: 2,084; David H. Y. Ho: 2,084; David A. Jones: 2,084; Ronald L. Merriman: 2,084; and William T. Monahan: 2,084.

(4)

The amounts in column (d) represent the aggregate grant date fair value, computed in accordance with ASC 718, of stock options granted during the fiscal year ended December 31, 2011. Assumptions used in the calculation of these amounts are included in footnote 14 to Pentair’s audited financial statements for the fiscal year ended December 31,

2011 included elsewhere in this Prospectus. As of December 31, 2011, each director had the following number of options outstanding: Leslie Abi-Karam: 31,849; Glynis A. Bryan: 87,582; Jerry W. Burris: 47,582; T. Michael Glenn: 47,582; Charles A. Haggerty: 77,469; David H. Y. Ho: 47,582; David A. Jones: 87,582; Ronald L. Merriman: 77,582; and William T. Monahan: 87,582.

(5)	The amounts in column (g) represent expenses related to director spousal or companion travel in conjunction with the director’s attendance at board meetings.

Treatment of Pentair Director Equity-Based Awards in the Merger

Pentair’s non-employee directors hold outstanding stock options and restricted stock units that were granted under the Omnibus Plans as a part of their compensation. Upon the consummation of the Merger, as described in “Compensation of Executive Officers—Executive Compensation Matters Relating to the Merger—Treatment of Pentair Equity Awards” above, these equity-based awards will be converted into equity awards with respect to Tyco Flow Control common shares and, to the extent then unvested, will become vested.

The value of the accelerated vesting of the unvested stock options and restricted stock units held by Pentair’s non-employee directors is as follows:

Name	No. of Shares Underlying Unvested Stock Options	Resulting Value from Unvested Stock Options ($)	No. of Shares Underlying Unvested Restricted Stock Units	Resulting Value from Underlying Unvested Restricted Stock Units ($)
Leslie Abi-Karam	11,207	$137,549	2,936	$137,933
Glynis A. Bryan	11,207	$137,549	2,936	$137,933
Jerry W. Burris	11,207	$137,549	2,936	$137,933
T. Michael Glenn	11,207	$137,549	2,936	$137,933
Charles A. Haggerty	11,207	$137,549	2,936	$137,933
David H. Y. Ho	11,207	$137,549	2,936	$137,933
David A. Jones	11,207	$137,549	2,936	$137,933
Ronald L. Merriman	11,207	$137,549	2,936	$137,933
William T. Monahan	11,207	$137,549	2,936	$137,933

For consistency with the method of determining the value of consideration resulting from equity awards in connection with the Merger as displayed in “Compensation of Executive Officers—Executive Compensation Matters Relating to the Merger—Quantification of Payments and Benefits” below, and since the value of the Merger consideration is not a fixed dollar amount, the value of unvested stock options and restricted stock units in the table above is based on the average closing price of Pentair shares over the first five trading days following public announcement of the Merger, which was $46.98. Accordingly, the actual value of the accelerated vesting may be greater or less than the value described above.

The table above reflects the amounts expected to be vested as of September 28, 2012 in accordance with the terms of such stock options and restricted stock units notwithstanding the Merger; however, depending on when consummation of the Merger actually occurs, certain stock options and unvested restricted stock units shown as unvested in the table above may become vested in accordance with their terms without regard to the Merger. The table above does not include any grants of awards which may occur following the date of this Prospectus.

Pentair’s non-employee directors have deferred compensation accounts under Pentair’s deferred compensation program for non-employee directors that are denominated in stock units. Under this program, non-employee directors are permitted to defer receipt and taxation of certain types of compensation that they have previously earned, and to specify certain future events upon which the compensation will be distributed. For some non-employee directors, these future distribution events include a change in control, which includes the Merger. As a result, some previously earned and vested, but unpaid, amounts may be distributed under Pentair’s deferred compensation program for non-employee directors who have elected a change in control as a distribution event. Earned and vested, but unpaid, amounts denominated in stock units that will be distributed to Pentair’s non-employee directors (based on the number of stock units as of March 28, 2012 and the average closing price of Pentair shares over the first five trading days following public announcement of the Merger, which was $46.98) are as follows: Ms. Bryan and Messrs. Burris, Glenn, Haggerty, Ho, Jones, Merriman and Monahan will receive lump sum distributions of $369,811, $294,579, $262,303, $587,222, $613,338, $164,922, $25,716 and $260,941, respectively.

Director Compensation After the Transactions

Following the Transactions, director compensation will be determined by the Governance Committee of Tyco Flow Control’s board of directors. Tyco Flow Control’s Governance Committee is expected to review its compensation policies with respect to our directors after the Transactions, but has not yet made any determinations with respect to the compensation of directors following the Transactions. Although our future director compensation practices are expected to be based on Pentair’s historical director compensation practices, Tyco Flow Control’s Governance Committee will review the impact of the Merger on director compensation practices and may make adjustments that it believes are appropriate in structuring our future director compensation arrangements.

COMPENSATION OF EXECUTIVE OFFICERS

This section is divided into three parts:

•

“Historical Pentair Executive Compensation,” which presents information concerning the historical arrangements for our named executive officers, all of whom are Pentair’s named executive officers. Our named executive officers are the individuals who will be the Chief Executive Officer, Chief Financial Officer and the other three most highly compensated Tyco Flow Control executive officers based on their fiscal year 2011 compensation with Pentair (the “Named Executive Officers”) namely the following who will have the same positions at Tyco Flow Control as they have at Pentair:

Name	Position
Randall J. Hogan	Chief Executive Officer
Michael V. Schrock	President and Chief Operating Officer
John L. Stauch	Executive Vice President and Chief Financial Officer
Frederick S. Koury	Senior Vice President, Human Resources
Angela D. Lageson	Senior Vice President, General Counsel

This historical compensation provides context to our future executive compensation practices, which are expected to be based on Pentair’s historical executive compensation practices.

•

“Executive Compensation Matters Relating to the Merger,” which describes the treatment of Pentair equity awards in the Merger and the change in control and termination payments and benefits that each Named Executive Officer will be entitled to receive in connection with the Merger.

•	“Executive Officer Compensation After the Transactions,” which describes matters regarding executive officer compensation for Tyco Flow Control after consummation of the Transactions.

Historical Pentair Executive Compensation

Overview of Compensation Program

The Compensation Committee (the “Pentair Compensation Committee”) of Pentair’s board of directors (the “Pentair Board”) sets and administers the policies that govern Pentair’s executive compensation, including:

•	establishing and reviewing executive base salaries;

•	overseeing Pentair’s annual incentive compensation plans;

•	overseeing Pentair’s long-term equity-based compensation plan;

•	approving all awards under those plans; and

•	annually approving and recommending to the Pentair Board all compensation decisions for executive officers, including those for the Named Executive Officers.

The Pentair Compensation Committee seeks to assure that compensation paid to the Named Executive Officers is fair, reasonable and competitive, and is linked to increasing long-term shareholder value. Only independent directors serve on the Pentair Compensation Committee.

2011 Say on Pay Vote

In April 2011 (after the 2011 executive compensation actions described in this Compensation Discussion and Analysis had taken place), Pentair held its first advisory stockholder vote on the compensation of its named executive officers at its annual shareholders’ meeting, and, consistent with the recommendation of the Pentair board of directors, Pentair’s shareholders approved the compensation of its named executive officers with more than 94% of votes cast in favor. Consistent with this strong vote of shareholder approval, Pentair has not undertaken any material changes to its executive compensation programs in response to the outcome of the vote. In keeping with the recommendation of the Pentair board, its shareholders also expressed a preference that future advisory stockholder votes on the compensation of its named executive officers be held on an annual basis and, as previously disclosed, the Pentair board of directors determined to hold an advisory vote on the compensation of the named executive officers every year until the next required advisory vote on the frequency of future advisory votes.

Compensation Philosophy and Objectives

The Pentair Compensation Committee believes that the most effective executive compensation program aligns executive initiatives with shareholders’ economic interests. The Pentair Compensation Committee seeks to accomplish this by rewarding the achievement of specific annual, longer-term and strategic goals that create lasting shareholder value. The Pentair Compensation Committee evaluates both executive performance and executive compensation to attract and retain superior executives in key positions at compensation levels competitive in the marketplace. To achieve the objectives stated below, the Pentair Compensation Committee provides executive compensation packages containing both cash and equity-based compensation components that reward performance as measured against established goals. The Pentair Compensation Committee’s specific objectives include:

•	to motivate and reward executives for achieving financial and strategic objectives;

•	to provide rewards commensurate with individual and company performance;

•	to encourage innovation and growth;

•	to attract and retain top-quality executives and key employees; and

•	to align management and shareholder interests by encouraging employee stock ownership.

To balance these objectives, Pentair’s executive compensation program uses the following elements:

•	base salary, to provide fixed compensation competitive in the marketplace;

•	annual incentive compensation, to reward short-term performance against specific financial targets and individual goals;

•	long-term incentive compensation, to link management incentives to long-term value creation and shareholder return; and

•	retirement, perquisites and other benefits, to attract and retain executives over the longer term.

Each of these are discussed components below under “2011 Compensation Program Elements” and “Changes in Compensation Program Mix for 2012.”

Compensation Committee Practices

The Pentair Compensation Committee meets regularly to review, discuss and approve executive compensation and employee benefit plan matters. To ensure it is able to address all of its responsibilities, the Pentair Compensation Committee establishes an annual agenda at the beginning of each year. In 2011, the Pentair Compensation Committee held five regular meetings. The Pentair Compensation Committee has scheduled five regular meetings for 2012. In addition to the regularly scheduled meetings, the Pentair Compensation Committee holds special meetings when necessary.

Pentair Compensation Committee members generally receive written materials several days prior to each regularly scheduled meeting. At the close of each regularly scheduled Pentair Compensation Committee meeting, the Pentair Compensation Committee conducts an executive session without management present. When appropriate, the Pentair Compensation Committee also meets in executive session at the close of special meetings. At the Pentair Compensation Committee’s request, the Pentair Compensation Committee’s external compensation consultant reviews committee meeting materials and attends meetings.

In making changes to Pentair’s compensation programs, the Pentair Compensation Committee considers Pentair’s compensation philosophy and objectives, as well as external market, industry and peer company practices. The Pentair Compensation Committee reviews each element of the executive compensation program annually for continuing appropriateness and reasonableness.

In December 2010 and February 2011, the Pentair Compensation Committee reviewed and approved executive salaries, equity plan incentive grants and performance measures and related targets for Pentair’s annual incentive program for 2011. When reviewing proposed awards, the Pentair Compensation Committee considered Pentair’s corporate performance for the year and the prior three-year period against the peer group of companies identified as the “Comparator Group” below under “Comparative Framework.” The Pentair Compensation Committee also considered Pentair’s corporate performance compared to Pentair’s strategic objectives. The Pentair Compensation Committee reviewed and approved equity grants for newly hired and promoted employees as required throughout the year. Pentair Compensation Committee actions relating to executive salaries, incentive awards and long-term compensation, as well as changes to Pentair’s compensation programs, were submitted to the full Pentair Board for ratification and approval.

Services of Compensation Consultant

In 2011, the Pentair Compensation Committee retained AON Hewitt, an external compensation consultant (the “Compensation Consultant”), to advise the Pentair Compensation Committee on executive compensation issues.

The Pentair Compensation Committee provides the Compensation Consultant with preliminary instructions regarding the goals of Pentair’s compensation program and the parameters of the competitive review of Pentair’s executive compensation programs to be conducted by the Compensation Consultant. The Compensation Consultant provides the Pentair Compensation Committee with comparative market data on position-specific compensation structures, policies and programs based on analyses of relevant survey data and of the practices of the Comparator Group defined below under “Comparative Framework.” The Compensation Consultant also provides guidance on industry best practices and advises the Pentair Compensation Committee in determining appropriate ranges for base salaries, annual incentives and equity compensation for each senior executive position.

Role of Executive Officers in Compensation Decisions

At the request of the Pentair Compensation Committee, the Pentair Chief Executive Officer and the Pentair Senior Vice President, Human Resources, generally attend meetings of the Pentair Compensation Committee, but are not present in executive sessions and do not participate in deliberations of their own compensation. Pentair’s human resources group assists the Pentair Compensation Committee as requested on specific topics regarding compensation, as well as on specific recommendations for compensation for management throughout the company.

The Pentair Chief Executive Officer annually reviews with the Pentair Compensation Committee the performance of each executive officer (other than himself) and presents compensation recommendations based on these reviews to the Pentair Compensation Committee. The Pentair Compensation Committee reviews these recommendations with the Compensation Consultant and exercises its discretion in adopting, rejecting or changing them.

The Pentair Board and the Pentair Compensation Committee employ a formal rating process to evaluate the Pentair Chief Executive Officer’s performance. As part of this process, the Pentair Board reviews financial and other relevant data related to the performance of the Pentair Chief Executive Officer at each meeting of the Pentair Board throughout the year. At the end of the year, each independent director provides an evaluation and rating of the Pentair Chief Executive Officer’s performance in various categories. The Pentair Compensation Committee Chair submits a consolidated rating report and the Pentair Compensation Committee’s recommendations regarding the Pentair Chief Executive Officer’s compensation to the independent directors for review and ratification. The Pentair Lead Director chairs a discussion with the independent directors in executive session without the Pentair Chief Executive Officer present. From that discussion, the Pentair Compensation Committee finalizes the Pentair Chief Executive Officer’s performance rating. The Pentair Compensation Committee Chair and the Pentair Lead Director review the final performance rating results and commentary with the Pentair Chief Executive Officer. The Pentair Compensation Committee takes the performance rating and financial data into account in determining the Pentair Chief Executive Officer’s compensation and the Pentair board of directors’ adoption of goals and objectives for the Pentair Chief Executive Officer for the following year.

Setting Executive Compensation

The Pentair Compensation Committee recognizes the importance of maintaining sound principles for developing and administering compensation and benefits programs. The Pentair Compensation Committee seeks to carry out its responsibilities by:

•	holding executive sessions (without management present) at every regular Pentair Compensation Committee meeting;

•	requiring clear communication of compensation policy and actions to executives and shareholders;

•	annually reviewing total annual compensation for all executive officers; and

•	establishing appropriate guidelines for executive change-in-control agreements.

Comparative Framework

In making its recommendations to the Pentair Board concerning executive officer compensation, the Pentair Compensation Committee annually reviews and evaluates Pentair’s corporate performance and Pentair’s executive officers’ compensation and equity ownership. The Pentair Compensation Committee also obtains and reviews comparative data from the Compensation Consultant and a number of third-party sources, including proxy statements, publicly available information and surveys by consulting firms.

The Pentair Compensation Committee uses external competitive benchmarks that it believes support the guiding principles outlined above for each element of compensation. For 2011, the market for assessing compensation was defined as comparable publicly traded companies that are headquartered in the U.S. and engaged in one or more manufacturing sectors (the “Comparator Group”). The Pentair Compensation Committee identified these companies as Pentair’s Comparator Group based upon the analysis and recommendations of the Compensation Consultant. The Comparator Group consisted of business competitors, similarly structured broadly diversified organizations and competitors for executive talent: A. O. Smith Corporation, Amphenol Corporation, Cooper Industries plc, Crane Co., Danaher Corporation, Donaldson Company, Inc., Dover Corporation, Eaton Corporation, Flowserve Corporation, Hubbell Incorporated, ITT Corporation, Pall Corporation, Parker-Hannifin Corporation, Rockwell Automation, Inc., SPX Corporation and Thomas & Betts Corporation.

2011 Compensation Program Elements

•	For the fiscal year ended December 31, 2011, the principal components of compensation for Named Executive Officers were:

•	Base salary;

•	Annual incentive compensation;

•	Long-term incentive compensation;

•	Retirement and other benefits; and

•	Perquisites and other personal benefits.

The Pentair Compensation Committee reviews total compensation for executive officers and the relative levels of each of these forms of compensation, against the Pentair Compensation Committee’s goals to attract, retain and incentivize talented executives and to align the interests of these executives with those of Pentair’s long-term shareholders.

Base Salaries

Pentair provides Named Executive Officers with a fixed base salary. Focusing on the market value of each position, the Pentair Compensation Committee’s goal is to target approximately the 50th percentile (the “Midpoint”) of the Comparator Group for executives’ base salary ranges based on available market data. Market data include published survey data and proxy statement data for Pentair’s Comparator Group. The Pentair Compensation Committee establishes each Named Executive Officer’s salary within a range of 20% of the Midpoint. Differences in base salaries among the Named Executive Officers and the extent to which a Named Executive Officer’s base salary is set at a level other than the Midpoint are decided by the Pentair Compensation Committee based on various factors, including competitive conditions for the Named Executive Officer’s position within the Comparator Group and in the broader employment market, as well as the Named Executive Officer’s length of employment, level of responsibility, experience and individual performance.

The Pentair Compensation Committee undertook its annual review of base salaries for the Named Executive Officers and other management personnel, in accordance with its normal procedures. Following a market review by the Compensation Consultant, the Pentair Compensation Committee, with the Pentair Board’s concurrence, approved annual merit increases to base salary for each executive officer effective January 1, 2012.

Annual Incentive Compensation Plan

To achieve the objective of providing competitive compensation to attract and retain top talent while linking pay to annual performance, Pentair pays a portion of its executives’ cash compensation as incentive compensation tied to annual business performance as measured against annual goals established by the Pentair Compensation Committee. Pentair pays cash annual incentive compensation to its executive officers, including the Named Executive Officers, under the Executive Officer Performance Plan (“EOPP”). The Pentair Compensation Committee has no discretion to increase formula-derived incentive compensation under the EOPP. For 2011, the only participants in the EOPP were Pentair’s executive officers.

For each EOPP participant, the Pentair Compensation Committee determined a percentage of that executive’s base salary as a targeted level of incentive compensation opportunity, based on the Pentair Compensation Committee’s review of the Compensation Consultant’s recommendations, relevant survey data and, in the case of Named Executive Officers other than the Pentair Chief Executive Officer, the recommendations of the Pentair Chief Executive Officer. Differences in target levels of incentive compensation opportunities among the Named Executive Officers are decided by the Pentair Compensation Committee based on various factors, including competitive conditions for the Named Executive Officer’s position within the Comparator Group and in the broader employment market, as well as the Named Executive Officer’s length of employment, level of responsibility and experience. An executive officer’s base salary multiplied by the incentive compensation opportunity percentage establishes the target incentive compensation for which the executive officer is eligible. The Pentair Compensation Committee determined incentive compensation targets in 2011 for all Named Executive Officers. These incentive compensation targets were as follows:

	Target as a Percent of Salary	Target in Dollars
Randall J. Hogan	150%	1,597,500
John L. Stauch	80%	383,430
Michael V. Schrock	100%	564,826
Frederick S. Koury	60%	241,018
Angela D. Lageson	60%	195,000

Actual incentive compensation awarded to each Named Executive Officer may range from 0 to 2 times the target, depending on actual company and individual performance, as described below. The Pentair Compensation Committee approves performance goals (described below) for each year and sets each executive’s incentive compensation opportunity so that if Pentair attains target performance levels, annual cash incentive levels will be between the 50th and 75th percentiles of Pentair’s Comparator Group. If Pentair attains superior performance levels, cash incentive compensation could exceed the 75th percentile of the Comparator Group; if Pentair does not attain target performance levels for any of the goals, cash incentive compensation will be below the 50th percentile of Pentair’s Comparator Group.

To establish the performance goals and related targets applied to EOPP payments for the Named Executive Officers, the Pentair Compensation Committee examined goals that were recommended by the Pentair Chief Executive Officer, after consultation with the Pentair Chief Financial Officer and certain other executive officers, and that were based solely on objectively determinable financial performance measures. The Pentair Compensation Committee then assessed these recommendations in light of comparable data of the Comparator Group and relevant survey data. In February 2011, the Pentair Compensation Committee established the performance goals for 2011 for the EOPP, which the Pentair Board then ratified. The EOPP performance goals that applied to the Named Executive Officers consisted of the following quantitative measures:

•

Operating income, which means the excess of revenues over expenses for normal operating activities. For 2011, the operating income threshold was $365.0 million, target was $385.0 million and maximum was $420.0 million, prior to adjustments specified in the EOPP.

•

Sales, which means sales excluding the impact of acquisitions and foreign currency exchange. For 2011, the sales threshold was $3.107 billion, target was $3.185 billion and maximum was $3.308 billion, prior to adjustments specified in the EOPP.

•

Free cash flow, which means cash from operating activities less capital expenditures, including both continuing and discontinued operations, plus proceeds from sale of property and equipment. For 2011, the free cash flow threshold was $205.0 million, target was $240.0 million and maximum was $275.0 million, prior to adjustments specified in the EOPP.

•	EBITDA, which means earnings before interest, depreciation and amortization. For 2011, EBITDA threshold was $350.0 million, prior to adjustments specified in the EOPP.

The Pentair Compensation Committee believes that these performance goals correlate strongly with two primary corporate objectives: to improve the financial return from Pentair’s businesses and to strengthen Pentair’s balance sheet through cash flow improvement and debt reduction.

To provide an added performance incentive, the Pentair Compensation Committee determined that the amount of incentive compensation related to each performance goal other than EBITDA would be scaled according to the amount by which the measure exceeded or fell short of the target. The Pentair Compensation Committee also determined that the performance goals for operating income, sales and free cash flow should have a threshold level below which no incentive compensation would be earned, as detailed above. In the case of the operating income, sales and free cash flow, the amount of incentive compensation for each performance goal was scaled from 0.75 (at the threshold) to 2.0 times (at the maximum) the target according to a formula that was based solely on Pentair’s corporate performance and was not subject to adjustment or discretion.

In the case of EBITDA, the Pentair Compensation Committee determined that attainment of this performance goal is a necessary, but not sufficient, condition to trigger an incentive compensation award. If the EBITDA threshold was not attained, no award would be made for this performance goal. However, if the EBITDA threshold was attained, the Named Executive Officer would be eligible for the EBITDA portion of the award. The Pentair Compensation Committee retained the discretion to reduce, but not to increase, the amount of any EBITDA-based award to a Named Executive Officer, based upon a strategy deployment factor (“SDF”). The SDF measures an individual executive’s performance against expectations in the attainment of corporate strategic goals set by the Pentair Board. The SDF is determined by the Pentair Compensation Committee for each Named Executive Officer based on its assessment of individual performance following consultation with the Pentair Chief Executive Officer.

The Pentair Compensation Committee determined that, for 2011, the performance measures applied to EOPP payments for all Named Executive Officers were to be weighted as follows: operating income: 40%; sales: 20%; free cash flow: 20%; and EBITDA: 20%. The actual incentive compensation of each Named Executive Officer was determined by multiplying the eligible target incentive compensation amount by a multiplier determined as noted above.

Operating income after adjustment for factors specified in the EOPP was $384.4 million, which exceeded the threshold but not the target. The incentive bonus percentage for the operating income measure amounted to 39.7% of each EOPP participant’s target bonus (40% weighting times 99.3%).

Sales after adjustment for factors specified in the EOPP were $3.210 billion, which exceeded the target but not the maximum. The incentive bonus percentage for the sales measure amounted to 24.1% of each EOPP participant’s target bonus (20% weighting times 120.5%).

Cash flow after adjustment for factors specified in the EOPP was $277.1 million, which exceeded the maximum. The incentive bonus percentage for the free cash flow measure amounted to 40.0% of each EOPP participant’s target bonus (20% weighting times 200%).

EBITDA after adjustment for factors specified in the EOPP was $503.6 million, higher than the $350.0 million threshold. The Pentair Compensation Committee determined that each Named Executive Officer’s performance in 2011 met or exceeded individual performance expectations, including after consideration of applicable SDFs. Based on this determination, the Pentair Compensation Committee exercised its discretion to reduce awards from the maximum based on each Named Executive Officer’s SDF, resulting in incentive bonus percentage for the EBITDA measure ranging from 21.6% to 23.1% of each EOPP participant’s target for this portion of the award (20% weighting times 108.0% to 115.5%).

Based on the foregoing, the Pentair Compensation Committee awarded EOPP incentive awards to the Named Executive Officers that are reflected in the “Non-Equity Incentive Plan Compensation” column under “—Summary Compensation Table.”

2011 Long-Term Incentive Compensation

The Pentair Compensation Committee emphasizes executive compensation that is tied to building and sustaining Pentair’s value through stock performance over time. Pentair provides long-term compensation to its executives to further the objectives of:

•	motivating and rewarding executives through share price appreciation;

•	encouraging innovation and growth;

•	aligning management and shareholder interests; and

•	attracting and retaining key executive talent.

In keeping with this philosophy, the Pentair Compensation Committee establishes long-term incentive compensation targets falling between the 50th and 75th percentiles of competitive compensation programs, based on the Pentair Compensation Committee’s assessment of both published survey data and data from Pentair’s Comparator Group. If Pentair builds and sustains long-term shareholder value through superior performance, ongoing long-term incentive values may exceed the 75th percentile of its Comparator Group.

In 2011, the Pentair Compensation Committee awarded long-term incentive compensation under the 2008 Pentair, Inc. Omnibus Stock Incentive Plan (the “2008 Pentair Omnibus Plan”). As it does each year, the Pentair Compensation Committee used benchmark data (including compensation surveys, Comparator Group information and other data provided by the Compensation Consultant) to set competitive target dollar award levels for each Named Executive Officer and for each position or grade level. Differences in target dollar award levels among the Named Executive Officers were decided by the Pentair Compensation Committee based on various factors, including competitive conditions for the Named Executive Officer’s position within the Comparator Group and in the broader employment market, as well as the Named Executive Officer’s length of employment, level of responsibility, experience and individual performance. Individual awards generally range between 80 and 120 percent of the target award level, with actual award amounts determined by the Pentair Compensation Committee based on its assessment of both the executive’s individual performance against his or her individual performance goals in the previous year and Pentair’s performance in the previous year against its strategic plan.

The Pentair Compensation Committee approved the elements and mix of 2011 long-term incentive compensation under the 2008 Pentair Omnibus Plan. The Pentair Compensation Committee granted all Named Executive Officers a mix of the following components:

•

Stock options: The Pentair Compensation Committee determined that it would grant ten-year stock options, with one third of the options vesting on each of the first, second and third anniversaries of the grant date, as in prior years. For the 2011 grant, stock options constituted one third of the long-term incentive award’s total value.

•

Restricted stock units: The Pentair Compensation Committee determined that it would grant restricted stock units, with one-half of the restricted stock units vesting on each of the third and fourth anniversaries of the grant date, as in prior years. Each restricted stock unit represents the right to receive one share of Pentair’s common stock upon vesting and includes one dividend equivalent unit, which entitles the holder to a cash payment equal to all cash dividends declared on a share of Pentair’s common stock from and after the date of grant. An executive officer may elect to defer receipt of restricted stock units upon vesting under Pentair’s Non-Qualified Deferred Compensation Plan. For the 2011 grant, restricted stock units constituted one third of the long-term incentive award’s total value.

•

Cash settled performance units: For 2011, after review of Pentair’s short- and long-term incentive plans and current market trends for executive compensation prepared by the Compensation Consultant, Pentair management and the Pentair Compensation Committee modified Pentair’s compensation program to include cash-settled performance units as a part of long-term incentive compensation. The Pentair Compensation Committee determined that it would grant cash-settled performance units in 2011, reflecting the desire of the Pentair Compensation Committee to grant performance-based awards but also to limit the number of shares of Pentair’s common stock that are issued pursuant to long-term incentive awards. Each performance unit entitles the holder to a cash payment following the end of a three-year performance period if Pentair achieves specified performance goals established by the Pentair Compensation Committee pursuant to the 2008 Pentair Omnibus Plan. The performance goals selected by the Pentair Compensation Committee for the 2011 to 2013 period were 4% compounded annual revenue growth and 3% increase in return on invested capital, each as compared to 2010 and each weighted 50%.

Depending on cumulative company performance over the three-year performance period, Pentair will pay nothing if a threshold is not met, 50% of the target value if the threshold is met, 100% of the target value if the target is met and 200% of the target value if the maximum is met or exceeded. An executive officer may elect to defer receipt of the cash payment under Pentair’s Non-Qualified Deferred Compensation Plan. For the 2011 grant, cash settled performance units constituted one third of the long-term incentive award’s total value.

The value of stock options and restricted stock units and a range of values for the cash settled performance units granted to the Named Executive Officers in 2011 is reflected in the table under “—Grants of Plan-Based Awards Table.” The value of restricted shares that vested for each Named Executive Officer in 2011 and the value of options exercised by each Named Executive Officer in 2011 are shown in the table under “—Option Exercises and Stock Vested.”

The Pentair Compensation Committee reviewed and approved the 2011 grants of long-term incentive compensation for executive officers in December 2010 effective on January 3, 2011. For all other recipients, in February 2011, the Pentair Compensation Committee reviewed and approved grants that were effective on March 2, 2011. The Pentair Compensation Committee reviews and approves all equity awards to newly hired or promoted executives at regular meetings throughout the year. As a rule, the Pentair Compensation Committee grants awards to newly hired or promoted executives that are effective the earlier of the 15th day of the month following the date of hire or promotion or the 15th day of the month following the date of the Pentair Compensation Committee meeting at which the grant is approved. If the 15th day of such month is a day on which the New York Stock Exchange is not open for trading, then the grant date will be the first day following the 15th day of such month on which the New York Stock Exchange is open for trading. The Pentair Compensation Committee has also given the Pentair Committee Chair and the Pentair Chief Executive Officer discretion to grant equity awards to newly hired or promoted executives as required throughout the year, within the guidelines of the long-term incentive plan. The Pentair Compensation Committee then ratifies these grants at its next meeting. All options are granted at fair market value based on the closing stock price on the effective day of grant.

Prior Long-Term Incentive Grants

In 2009, the Pentair Compensation Committee granted cash settled performance units to the Named Executive Officers. Each performance unit entitles the holder to a cash payment following the end of a three-year performance period, if Pentair achieves specified company performance goals set forth in the 2008 Pentair Omnibus Plan. The performance goals are selected by the Pentair Compensation Committee at the beginning of each year of the performance period. Depending on Pentair’s actual performance during each year in the three-year performance period, Pentair might pay a target of 100%, a threshold of 75%, a maximum of 125%, or a minimum of 0%, with respect to the cash settled performance units, contingent upon the participant’s remaining employed by Pentair on the third anniversary of the grant date or having retired at or after age 60 with a minimum of ten years’ service. Eligible executive officers may elect to defer receipt of the cash payment under Pentair’s Non-Qualified Deferred Compensation Plan.

For 2009, the Pentair Compensation Committee selected a performance metric of achievement of an EBITDA target equal to $434.9 million. In 2009, Pentair’s EBITDA was below the target level at $357.9 million, or 82% of target. For 2010, the Pentair Compensation Committee selected a performance metric of achievement of an EBITDA target equal to $420.0 million. In 2010, Pentair’s EBITDA was above the target level at $436.8 million, or 104% of target. For 2011, the Pentair Compensation Committee selected a performance metric of achievement of an EBITDA target equal to $485.0 million. In 2011, Pentair’s EBITDA was above the target level at $522.9 million, or 108% of target. As a result, the cumulative three-year performance of these cash settled performance units was above the threshold but below target. Final payout will be made in 2012.

Changes in Compensation Program Mix for 2012

The Pentair Compensation Committee believes that one of the strengths of Pentair’s compensation program is its consistency; therefore, the Pentair Compensation Committee did not change in 2011 its compensation philosophy or objectives as described above under “Compensation Philosophy and Objectives.”

Base Salaries

The Pentair Compensation Committee undertook its annual review of base salaries for the Named Executive Officers and other management personnel, in accordance with its normal procedures. Following a market review by the Compensation Consultant, the Pentair Compensation Committee, with the Pentair Board’s concurrence, approved annual merit increases to base salary for each executive officer effective January 1, 2012.

Annual Incentive Compensation

The Pentair Compensation Committee also reviewed Pentair’s cash incentive plans and approved performance measures and goals for 2012. The Pentair Compensation Committee determined that operating income, sales and cash flow generation would be the three primary operating measures used to determine cash incentive compensation amounts for 2012. These measures correlate strongly with two primary corporate objectives: to improve the financial return from Pentair’s businesses, and to strengthen Pentair’s balance sheet through cash flow improvement and debt reduction. In addition, the Pentair Compensation Committee also approved an EBITDA target to be used with SDFs in assessing individual performance for the year. The performance measures (and related target amounts) applicable to all Named Executive Officers for 2012 will be weighted as follows: operating income 40%, sales 20%, free cash flow 20% and EBITDA 20%.

No changes are being made in the administration of the EOPP, the setting of incentive compensation opportunity targets, the methodology for calculating actual incentive compensation payouts or the Pentair Compensation Committee’s procedures for reviewing and approving awards under the plan, as described above under “Annual Incentive Compensation Plan.”

Long-Term Incentive Compensation

The Pentair Compensation Committee approved in December 2011 the elements and mix of long-term incentive compensation for 2012 under the 2008 Pentair Omnibus Plan. The Pentair Compensation Committee granted all Named Executive Officers a mix of the following components: stock options, restricted stock units and cash settled performance units.

•

Stock options: The Pentair Compensation Committee determined that it would grant ten-year stock options, with one third of the options vesting on each of the first, second and third anniversaries of the grant date, as in prior years. The stock options for the 2012 grant constitute one-third of the long-term incentive award’s total value.

•

Restricted stock units: The Pentair Compensation Committee determined that it would grant restricted stock units. Unlike past grants, the Pentair Compensation Committee imposed a performance condition on the restricted stock units which requires Pentair to meet a specified threshold goal for free cash flow in 2012. If such goal is achieved, then consistent with past practice, one-half of the restricted stock units vest on each of the third and fourth anniversaries of the grant date. Each restricted stock unit represents the right to receive one share of Pentair’s common stock upon vesting and includes one dividend equivalent unit, which entitles the holder to a cash payment equal to all cash dividends declared on a share of Pentair’s common stock from and after the date of grant. An executive officer may elect to defer receipt of restricted stock units upon vesting under Pentair’s Non-Qualified Deferred Compensation Plan. For the 2012 grant, restricted stock units constituted one third of the long-term incentive award’s total value.

•

Cash settled performance units: The Pentair Compensation Committee determined that it would also grant cash settled performance units in 2012 from a bonus pool that is established only if Pentair meets a specified threshold goal for free cash flow in 2012. From this bonus pool, each participant, including the Named Executive Officers, is granted cash settled performance units. Each performance unit entitles the holder to a cash payment following the end of a three-year performance period, if Pentair achieves specified company performance goals on metrics set forth in the 2008 Pentair Omnibus Plan. The performance goals selected by the Pentair Compensation Committee for the 2012 to 2014 performance period were revenue growth and return on invested capital, each weighted 50%.

Subject to establishment of the bonus pool and depending on cumulative company performance over the three-year performance period, Pentair will pay nothing if a threshold is not met, 50% of the target value if the threshold is met, 100% of the target value if the target is met and 200% of the target value if the maximum is met. An executive officer may elect to defer receipt of the cash payment under Pentair’s Non-Qualified Deferred Compensation Plan. For the 2012 grant, the value of cash settled performance units awarded constituted one-third of the long-term incentive award’s total value.

Stock Ownership Guidelines

The Pentair Compensation Committee and the Pentair Board have established stock ownership guidelines for the Named Executive Officers and other executives to motivate them to become significant shareholders and to further encourage long-term performance and growth. The Pentair Compensation Committee monitors Pentair’s executives’ compliance with these stock ownership guidelines and periodically reviews the definition of “stock ownership” to reflect the practices of companies in the Comparator Group. For 2011, “stock ownership” included stock owned by the officer both directly and indirectly, the pro-rated portion of unvested restricted stock, restricted stock units, and shares held in Pentair’s employee stock ownership plan or Pentair’s employee stock purchase plan. The Pentair Compensation Committee determined that, over a period of five years from appointment, certain executives should accumulate and hold common stock equal to a multiple of base salary as follows:

Executive Level	Stock Ownership Guidelines (as a multiple of salary)
Chief Executive Officer	5x base salary
President, Chief Operating Officer; Executive Vice President and Chief Financial Officer	3x base salary
Senior Vice President, Human Resources; Senior Vice President and General Counsel	2.5x base salary
Other key executives	2x base salary

Stock Ownership for the Currently Serving Named Executive Officers as of December 31, 2011

	Share Ownership	12/31/11 Market Value ($) (1)	Ownership Guideline ($)	Meets Guideline
Randall J. Hogan	625,420	20,820,232	5,325,000	Yes
John L. Stauch	99,115	3,299,538	1,437,864	Yes
Michael V. Schrock	194,999	6,491,517	1,694,478	Yes
Frederick S. Koury	58,330	1,941,806	989,400	Yes
Angela D. Lageson	11,283	375,611	812,500	No (2)

(1) The amounts in this column were calculated by multiplying the closing market price of Pentair’s Common Stock on December 30, 2011 (the last trading day of Pentair’s most recently completed fiscal year) of $33.29 by the number of shares owned.

(2) Mrs. Lageson was appointed to her position with the Company in February 2010, and will have five years from her appointment to meet the stock ownership requirement.

Retirement and Other Benefits

The Named Executive Officers and other executives and employees participate in the Pentair, Inc. Pension Plan, the Pentair, Inc. Retirement Savings and Stock Incentive Plan, the Pentair, Inc. Supplemental Executive Retirement Plan and the Pentair, Inc. Restoration Plan. Pentair also provides other benefits such as medical, dental and life insurance and disability coverage to employees, including the Named Executive Officers. Pentair aims to provide employee and executive benefits at levels that reflect competitive market levels at the 50th percentile of similar benefits given by Pentair’s Comparator Group.

The Pentair, Inc. Pension Plan, the Pentair, Inc. Retirement Savings and Stock Incentive Plan, the Pentair, Inc. Supplemental Executive Retirement Plan and the Pentair, Inc. Restoration Plan were all amended in 2008 to comply with final regulations under Internal Revenue Code Section 409A. As a result of these amendments, benefits vested prior to January 1, 2005 are separated from benefits earned after January 1, 2005, and may offer different distribution or other options to participants as described below.

The Pentair, Inc. Pension Plan

The Pentair, Inc. Pension Plan (the “Pentair Pension Plan”) is a funded, tax-qualified, noncontributory defined-benefit pension plan that covers certain employees, including the Named Executive Officers. Participation in the Pentair Pension Plan is restricted to those Named Executive Officers and other employees who were hired on or before December 31, 2007. Benefits under the Pentair Pension Plan are based upon an employee’s years of service and highest average earnings in any five-year period during the ten-year period preceding the employee’s retirement (or, in the case of an employee with more than five years but less than ten years of service, during any five-year period preceding the employee’s retirement). No additional benefits may be earned under the Pentair Pension Plan after December 31, 2017. Benefits under the Pentair Pension Plan are payable after retirement in the form of an annuity.

Compensation covered by the Pentair Pension Plan for the Named Executive Officers equals the amounts set forth in the “Salary” column under “Executive Compensation—Summary Compensation Table” and 2010 incentive compensation paid in March 2011 set forth in the “Non-Equity Incentive Plan Compensation” column under “—Summary Compensation Table.” The amount of annual earnings that may be considered in calculating benefits under the Pentair Pension Plan is limited by law. For 2011, the annual limitation was $245,000.

Benefits under the Pentair Pension Plan are calculated as an annuity equal to the sum of:

•	1.0 percent of the participant’s highest final average earnings multiplied by years of service; and

•	0.5 percent of such earnings in excess of Primary Social Security compensation.

Years of service under these formulas cannot exceed 35. Contributions to the Pentair Pension Plan are made entirely by Pentair and are paid into a trust fund from which the benefits for all participants will be paid.

The Pentair Supplemental Executive Retirement and Restoration Plan

The Pentair, Inc. Supplemental Executive Retirement Plan (“SERP”) and the Pentair, Inc. Restoration Plan (“Restoration Plan”) are unfunded, nonqualified defined benefit pension plans for all executive officers and other key executives selected by the Pentair Compensation Committee who were hired or became a participant on or before December 31, 2007. Benefits under these two Plans vest upon the completion of five years of benefit service (all service following initial participation). These Plans are combined for all administrative, accounting and other purposes. Each of the Named Executive Officers participates in the SERP and each of the Named Executive Officers other than Mrs. Lageson participates in the Restoration Plan. All Named Executive Officers other than Ms. Lageson are fully vested in these Plans.

Benefits under the SERP are based upon the number of an employee’s years of service following initial participation and the highest average earnings for a five calendar-year period (ending with retirement). Benefits vested as of December 31, 2004, are payable after retirement in the form of either a 15-year certain annuity or, at the participant’s option, a 100% joint and survivor annuity. Benefits earned after December 31, 2004, are payable after retirement in the form of a 15-year certain annuity. Compensation covered by the SERP and the Restoration Plan for the Named Executive Officers equals the amounts set forth in the 2011 “Salary” and “Non-Equity Incentive Plan Compensation” columns under “—Summary Compensation Table.”

Benefits under the SERP are calculated as:

•	final average compensation as defined above; multiplied by

•	benefit service percentage, which equals 15% multiplied by years of benefit service.

As discussed above, the Pentair Pension Plan limits retirement benefits for compensation earned in excess of the annual limitation imposed by Internal Revenue Code Section 401(a)(17), which was $245,000 in 2011. The Restoration Plan is designed to provide retirement benefits based on compensation earned by participants in excess of this annual limitation. The only participants in the Restoration Plan are those executive officers and other selected key leaders who participate in the SERP and who otherwise qualify for participation in the

Restoration Plan. Restoration Plan benefits are combined and administered with those payable under the SERP and are paid in the same manner and at the same time.

Benefits under the Restoration Plan are calculated as:

•	final average compensation as defined above, less compensation below the annual limitation amount in each year; multiplied by

•	earned benefit service percentage (which is weighted based on age at the time of service), in accordance with the following table

Service Age	Percentage
Under 25	4%
25-34	5.5%
35-44	7%
45-54	9%
55 or over	12%

The benefit percentages calculated above are added and the resulting percentage is multiplied by the covered compensation amount. Benefits vested as of December 31, 2004 are payable after retirement in the form of a 15-year certain annuity or, at the participant’s option, a 100% joint and survivor annuity. Benefits earned after December 31, 2004 are payable after retirement in the form of a 15-year certain annuity. No additional benefits may be earned under the Restoration Plan after December 31, 2017.

The present value of the combined accumulated benefits for the Named Executive Officers under both the SERP and the Restoration Plan is set forth in the table under “—Pension Benefits.”

The Pentair Retirement Savings and Stock Incentive Plan

The Pentair Retirement Savings and Stock Incentive Plan (“RSIP/ESOP Plan”) is a tax-qualified 401(k) retirement savings plan, with a companion Employee Stock Ownership Plan (“ESOP”) component. Participating employees may contribute up to 50 percent of base salary and incentive compensation on a before-tax basis and 15 percent of compensation on an after-tax basis, into their 401(k) plan (“RSIP”). Pentair normally matches an amount equal to one dollar for each dollar contributed to the RSIP by participating employees on the first one percent, and 50 cents for each dollar contributed to the RSIP by participating employees on the next five percent, of their regular earnings. In addition, after the first year of employment, Pentair contributes to the ESOP an amount equal to 1 1/2 % of cash compensation (salary and incentive compensation) for each participant in the RSIP, to incent employees to make contributions to its retirement plan. The RSIP/ESOP Plan limits the amount of cash compensation considered for contribution purposes to the maximum imposed by Internal Revenue Code Section 401(a)(17), which was $245,000 in 2011.

Participants in the RSIP/ESOP Plan are allowed to invest their account balances in a number of possible mutual fund investments. Pentair’s common stock is not a permitted investment choice under the RSIP. Pentair makes ESOP contributions in its common stock. Participants may sell and immediately reinvest stock contributions within the ESOP into any other investment vehicles offered under the RSIP/ESOP Plan. In addition, ESOP balances, but not RSIP balances, may be reinvested into the Pentair’s common stock, effective in 2009.

Fidelity Investments Institutional Services Co. provides these investment vehicles for participants and handles all allocation and accounting services for the Plan. Pentair does not guarantee or subsidize any investment earnings under the Plan.

Amounts deferred, if any, under the RSIP/ESOP Plan by the Named Executive Officers are included in the “Salary” and “Non-Equity Incentive Plan Compensation” columns under “—Summary Compensation Table.” Pentair matching contributions allocated to the Named Executive Officers under the RSIP/ESOP Plan are included in the “All Other Compensation” column under “—Summary Compensation Table.” Matching contributions are generally made a year in arrears.

Medical, Dental, Life Insurance and Disability Coverage

Employee benefits such as medical, dental, life insurance and disability coverage are available to all U.S.-based participants through Pentair’s active employee plans. In addition to these benefits to active employees, Pentair provides post-retirement medical, dental and life insurance coverage to certain retirees in accordance with the legacy company plans which applied at the time the employees were hired. Pentair provides up to one and a half times annual salary (up to $1,000,000) in life insurance, and up to $10,000 per month in long-term disability coverage. The cost of the active employee benefits in 2011 for the Named Executive Officers was as follows:

Officer	Cost of Benefits ($)
Randall J. Hogan	14,577
John L. Stauch	14,731
Michael V. Schrock	14,282
Frederick S. Koury	13,788
Angela D. Lageson	13,582

The value of these benefits is not required to be included in the Summary Compensation Table since they are made available to all of Pentair’s U.S. salaried employees.

Other Paid Time-Off Benefits

Pentair also provides vacation and other paid holidays to all employees, including the Named Executive Officers, which it has determined to be comparable to those provided at other large companies.

Deferred Compensation

Pentair sponsors a non-qualified deferred compensation program, called the Sidekick Plan, for its U.S. executives within or above the pay grade that has a midpoint annual salary of $164,400 in 2011. This plan permits executives to defer up to 25% of their base salary and 75% of their annual cash incentive compensation. Pentair normally makes contributions in two tranches to the Sidekick Plan on behalf of participants similar to its contributions under the RSIP/ESOP Plan with respect to each participant’s contributions from that portion of his or her income above the maximum imposed by Internal Revenue Code Section 401(a)(17), which was $245,000 in 2011, but below the Sidekick Plan’s compensation limit of $700,000.

Participants in the Sidekick Plan are allowed to invest their account balances in a number of possible mutual fund investments. Fidelity Investments Institutional Services Co. provides these investment vehicles for participants and handles all allocation and accounting services for the Plan. Pentair does not guarantee or subsidize any investment earnings under the Plan, and its common stock is not a permitted investment choice under the Plan.

Amounts deferred, if any, under the Sidekick Plan by the Named Executive Officers are included in the “Salary” and “Non-Equity Incentive Plan Compensation” columns under “Executive Compensation—Summary Compensation Table.” Pentair’s contributions allocated to the Named Executive Officers under the Sidekick Plan are included in the “All Other Compensation” column under “—Summary Compensation Table.”

Perquisites and Other Personal Benefits

Pentair provides Named Executive Officers with a perquisite program (the “Flex Perq Program”) under which the Named Executive Officers receive a cash perquisite allowance in an amount that the Pentair Compensation Committee believes is customary, reasonable and consistent with Pentair’s overall compensation program to better enable Pentair to attract and retain superior employees for key positions. The Pentair Compensation Committee periodically reviews market data provided by the Compensation Consultant to assess the levels of perquisites provided to Named Executive Officers.

For 2011, the total aggregate annual allowance under the Flex Perq Program was $35,000 for the Pentair Chief Executive Officer and the Pentair President and Chief Operating Officer, and $30,000 for all other participants. In addition to the allowance provided under the Flex Perq Program, Pentair provided reimbursement for an annual executive physical and related expenses for the Pentair Chief Executive Officer and Pentair President and Chief Operating Officer.

These amounts are included in the “All Other Compensation” column under “Summary Compensation Table” and are set forth in more detail in footnote 5 to that table.

Severance and Change-in-Control Benefits

Pentair provides severance and change-in-control benefits to selected executives to provide for continuity of management upon a threatened or completed change in control. These benefits are designed to provide economic protection to key executives following a change in control of Pentair so that Pentair’s executives can remain focused on its business without undue personal concern. Pentair believes that the security that these benefits provide helps its key executives to remain focused on Pentair’s on-going business and reduces the key executive’s concerns about future employment. Pentair also believes that these benefits allow its executives to consider the best interests of the company and its shareholders due to the economic security afforded by these benefits.

Pentair provides the following severance and change-in-control benefits to its executive officers:

•	Pentair has entered into agreements with its key corporate executives and other key leaders, including all Named Executive Officers, that provide for contingent benefits upon a change in control.

•

The EOPP provides that, upon a change in control, each EOPP participant is entitled to receive any outstanding and unpaid award for the year before the change of control as well as an award for the then-current year calculated on the basis of the executive’s base salary immediately before the change in control and assuming that the year’s EOPP targets have been attained.

•	The 2008 Pentair Omnibus Plan and its predecessors provide that, upon a change in control, all outstanding options granted under such plans that are unvested become fully vested.

•

The 2008 Pentair Omnibus Plan and its predecessors provide that, upon a change in control, all restrictions applicable to outstanding shares of restricted stock granted under such plans shall automatically lapse and any dividends declared but unpaid with respect to such restricted stock shall be paid to the executive within 10 days of the date of the change in control.

•

The 2008 Pentair Omnibus Plan and its predecessors provide that, upon a change in control, all restrictions applicable to outstanding restricted stock units and dividend equivalent units granted under such plans shall automatically lapse and any dividends declared but unpaid with respect to such dividend equivalent units shall be paid to the executive within 10 days of the date of the change in control.

•

Upon certain types of terminations of employment (other than a termination following a change in control), severance benefits may be paid to the Named Executive Officers at the discretion of the Pentair Compensation Committee.

We explain these benefits more fully below under “—Potential Payments Upon Termination Or Change In Control.” The description of the terms of agreements and plans described above is historical and many of such provisions will be either modified or not applicable in connection with the Merger. See “—Executive Compensation Matters Relating to the Merger—Treatment of Pentair Equity Awards,” “—Executive Compensation Matters Relating to the Merger—Change in Control Agreements” and “—Executive Compensation Matters Relating to the Merger—Waiver of Change in Control Protections” for a description of the change in control and termination payments and benefits that each Named Executive Officer is entitled to receive in connection with the Merger.

Retention Agreements

Pentair entered into a Confidentiality and Non-Competition Agreement dated as of January 6, 2005, with Michael Schrock, Pentair’s President and Chief Operating Officer. The Confidentiality and Non-Competition Agreement requires Mr. Schrock to devote his full-time and energy to furthering Pentair’s business and prohibits Mr. Schrock, during or after his term of employment, from disclosing or using, for his own benefit or the benefit of another party, confidential information that he may learn or acquire during his employment. The Confidentiality and Non-Competition Agreement also contains a covenant against competition by Mr. Schrock for two years following his last day of employment with Pentair. It does not contain severance provisions.

Historical Compensation Information

The information set forth in the following table reflects compensation earned during fiscal year 2011 by Pentair’s Named Executive Officers. The information below reflects their positions (which will be the same at Tyco Flow Control) and compensation information for fiscal year 2011, but is not necessarily indicative of the compensation these individuals will receive as executive officers of Tyco Flow Control.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($) (5)	Total Compensation ($)
Randall J. Hogan Chairman and Chief Executive Officer	2011	1,065,000	-	1,738,763	1,716,495	3,943,764	3,113,217	209,934	11,787,173
	2010	991,055	-	2,717,399	3,420,504	2,209,062	777,775	202,415	10,318,210
	2009	936,693	-	1,955,544	1,706,806	1,264,536	1,138,773	186,633	7,188,985

John L. Stauch Executive Vice President and Chief Financial Officer	2011	479,288	-	557,067	549,943	1,117,448	532,629	118,847	3,358,222
	2010	461,945	-	893,516	1,124,721	541,769	313,823	89,274	3,425,048
	2009	454,000	-	1,618,536	524,258	319,616	274,029	98,333	3,288,772

Michael V. Schrock President and Chief Operating Officer	2011	564,826	-	759,643	749,922	1,653,256	1,129,507	140,288	4,997,442
	2010	541,688	-	1,191,366	1,499,629	804,948	677,442	114,232	4,829,305
	2009	535,000	-	770,048	698,813	470,800	550,917	158,454	3,184,032

Frederick S. Koury Senior Vice President, Human Resources	2011	401,696	-	320,728	316,630	711,260	547,585	88,051	2,385,950
	2010	391,880	-	514,453	647,569	354,103	236,871	61,915	2,206,791
	2009	388,000	-	355,324	331,110	214,176	236,751	87,276	1,612,637

Angela D. Lageson (6) Senior Vice President, General Counsel and Secretary	2011	325,000	-	236,339	233,312	328,464	218,795	63,656	1,405,566

(1)	The amounts in column (e) represent the aggregate grant date fair value, computed in accordance with Accounting Standards Codification 718 (“ASC 718”) (formerly referred to as SFAS No. 123(R)), of restricted stock and restricted stock units granted during each year. Assumptions used in the calculation of these amounts are included in footnote 14 to Pentair’s audited financial statements for the fiscal year ended December 31, 2011 included elsewhere in this Prospectus.

(2)	The amounts in column (f) represent the aggregate grant date fair value, computed in accordance with ASC 718, of stock options granted during each year. Assumptions used in the calculation of these amounts are included in footnote 14 to Pentair’s audited financial statements for the fiscal year ended December 31, 2011 included elsewhere in this Prospectus.

(3)	The amounts in column (g) with respect to 2011 reflect cash awards to the named individuals pursuant to awards under the EOPP in 2011, which were determined by the Pentair Compensation Committee at its February 20, 2012 meeting and, to the extent not deferred by the executive, paid shortly thereafter as well as awards to the named individuals pursuant to cash settled performance units granted in 2009.

(4)	The amounts in column (h) reflect the increase in the actuarial present value of the Named Executive Officer’s accumulated benefits under all of Pentair’s pension plans determined using interest rate and mortality rate assumptions consistent with those used in Pentair’s financial statements.

(5)	The table below shows the components of column (i), which include perquisites and other personal benefits; Pentair matches under the Sidekick Plan, RSIP/ESOP Plan and the Employee Stock Purchase Plan; Pentair-paid life insurance premiums; and dividends on restricted stock unit awards:

	(A)	(B)	(C)	(D)	(E)	(F)
Name	Perquisites under the Flex Perq Program ($)(a)	Other Perquisites and Personal Benefits ($)(b)	Matches under Defined Contribution Plans ($)(c)	Matches under the Employee Stock Purchase Plan ($)	Life Insurance Premiums ($)	Dividends on Restricted Stock Unit Awards ($)
Mr. Hogan	35,000	6,993	43,575	-	4,902	119,464
Mr. Stauch	30,000	1,037	41,884	1,800	1,203	42,923
Mr. Schrock	35,000	1,023	43,575	2,250	4,112	54,327
Mr. Koury	30,000	5,794	26,730	-	1,501	24,026
Mrs. Lageson	30,000	-	19,789	-	524	13,343

(a)	The amount shown in column (A) for each individual reflects amounts paid to or for the benefit of each Named Executive Officer under the Flex Perq Program, which is designed to provide corporate officers and other key executives with an expense allowance for certain personal and business-related benefits.

(b)	The amount shown in column (B) includes travel and related expenses for such individual’s spouse or companion in conjunction with a Pentair Board meeting, reimbursement for costs associated with an annual executive physical and related travel expenses for Mr. Hogan and reimbursement for costs associated with an annual executive physical for Mr. Koury.

(c)	The amount shown in column (C) for each individual reflects amounts contributed by Pentair to the RSIP/ESOP Plan or the Sidekick Plan with respect to salary deferrals in 2010 that were paid in 2011.

(6)	Mrs. Lageson became a named executive officer in 2011. She was not a named executive officer in 2009 or 2010.

GRANTS OF PLAN-BASED AWARDS

			Estimated Future Payouts Under Non- Equity Incentive Plan Awards (2) (3)			Estimated Future Payouts Under Equity Incentive Plan Awards
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)
Name	Grant Date	Compensation Committee Approval Date (1)	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(4)	All Other Option Awards: Number of Securities Underlying Options (#)(5)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)(6)
Randall J. Hogan	1/3/11	12/13/10							47,019			1,738,763
	1/3/11	12/13/10								171,324	36.98	1,716,495
	1/3/11	12/13/10	858,333	1,716,666	3,433,332
			1,198,125	1,597,500	3,195,000

John L. Stauch	1/3/11	12/13/10							15,064			557,067
	1/3/11	12/13/10								54,890	36.98	549,943
	1/3/11	12/13/10	275,000	550,000	1,100,000
			287,573	383,430	766,860

Michael V. Schrock	1/3/11	12/13/10							20,542			759,643
	1/3/11	12/13/10								74,850	36.98	749,922
	1/3/11	12/13/10	375,000	750,000	1,500,000
			423,620	564,826	1,129,652

Frederick S. Koury	1/3/11	12/13/10							8,673			320,728
	1/3/11	12/13/10								31,603	36.98	316,630
	1/3/11	12/13/10	158,333	316,666	633,332
			180,764	241,018	482,036

Angela D. Lageson	1/3/11	12/13/10							6,391			236,339
	1/3/11	12/13/10								23,287	36.98	233,312
	1/3/11	12/13/10	116,667	233,333	466,666
			146,250	195,000	390,000

(1)	The Pentair Compensation Committee’s practices for granting options and restricted stock units, including the timing of all grants and approvals therefor, are described under “– Historical Pentair Executive Compensation – 2011 Long-Term Incentive Compensation.”

(2)	The amounts shown in column (d) to which no grant date applies reflect the total of the threshold payment levels for each element under Pentair’s EOPP. This amount is 75% of the target amounts shown in column (e). The amounts shown in column (f) are 200% of such target amounts. These amounts are based on the individual’s current salary and position. Any amounts payable under the EOPP would be paid in March 2012, based on company performance in 2011.

(3)	The amounts shown in column (d) as having been granted on January 3, 2011, reflect the total of the threshold payment levels for awards of cash settled performance units granted in 2011 under the 2008 Pentair Omnibus Plan which are 50% for 2011 of the target amounts shown in column (e). The amounts shown in column (f) are 200% of such target amounts. These amounts are based on the individual’s current salary and position. Any amounts payable with respect to performance units would be paid in March, 2014, based on cumulative company performance for the period 2011 to 2013.

(4)	The amounts shown in column (j) reflect the number of restricted stock units granted to each Named Executive Officer in 2011.

(5)	The amounts shown in column (k) reflect the number of options to purchase Pentair common stock granted to each Named Executive Officer in 2011.

(6)	The amounts shown in column (m) reflect the grant date fair value of the awards of restricted stock units and stock options computed in accordance with ASC 718.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2011

	Option Awards						Stock Awards
Name	Number of securities underlying unexercised options (#) Exercisable	Number of securities underlying unexercised options (#) Unexercisable		Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)(1)	Option expiration date	Number of shares of stock or units that have not been vested (#)(2)	Market value of shares of stock or units that have not vested ($)(3)	Equity incentive plan awards: Number of unearned shares that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares that have not vested ($)
Randall J. Hogan							211,896	7,054,018
	295,630	-			22.8800	1/2/2014
	275,000	-			40.9500	1/6/2015
	200,000	-			34.2800	1/3/2016
	319,775	-			30.0500	1/3/2017
	115,624	-			35.9900	1/2/2013
	333,250	-			34.1800	1/2/2018
	206,192	103,096	(4)		24.7800	1/2/2019
	120,857	241,715	(5)		33.3800	1/4/2020
	-	171,324	(6)		36.9800	1/3/2021
John L. Stauch							112,681	3,751,150
	121,000	-			33.0100	2/15/2017
	12,500	-			31.5600	3/1/2017
	112,500	-			34.1800	1/2/2018
	63,333	31,667	(4)		24.7800	1/2/2019
	39,740	79,480	(5)		33.3800	1/4/2020
	-	54,890	(6)		36.9800	1/3/2021
Michael V. Schrock							93,174	3,101,762
	73,602	-			22.8800	1/2/2014
	60,000	-			40.9500	1/6/2015
	29,786	-			41.4300	1/2/2012
	17,991	-			41.4300	1/2/2013
	7,951	-			41.4300	1/2/2014
	68,000	-			34.2800	1/3/2016
	110,000	-			30.0500	1/3/2017
	10,132	-			36.7800	1/2/2013
	134,000	-			34.1800	1/2/2018
	83,333	41,667	(4)		24.7800	1/2/2019
	52,986	105,974	(5)		33.3800	1/4/2020
	-	74,850	(6)		36.9800	1/3/2021

	Option Awards						Stock Awards
Name	Number of securities underlying unexercised options (#) Exercisable	Number of securities underlying unexercised options (#) Unexercisable		Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)(1)	Option expiration date	Number of shares of stock or units that have not been vested (#)(2)	Market value of shares of stock or units that have not vested ($)(3)	Equity incentive plan awards: Number of unearned shares that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares that have not vested ($)
Frederick S. Koury							41,843	1,392,953
	2,185	-			22.8800	1/2/2014
	25,000	-			40.9500	1/6/2015
	27,777	-			34.2800	1/3/2016
	45,139	-			30.0500	1/3/2017
	70,000	-			34.1800	1/2/2018
	40,000	20,000	(4)		24.7800	1/2/2019
	22,880	45,762	(5)		33.3800	1/4/2020
	-	31,603	(6)		36.9800	1/3/2021
Angela D. Lageson							16,237	540,530
	7,863	-			41.1200	3/1/2015
	5,793	-			41.1700	3/1/2016
	6,431	-			31.5600	3/1/2017
	5,597	-			32.4000	3/3/2018
	6,419	3,210	(7)		19.1300	3/3/2019
	8,333	16,667	(8)		34.2300	3/2/2020
	-	23,287	(6)		36.9800	1/3/2021

(1)	The exercise price for all stock option grants is the fair market value of our Common Stock on the date of grant.

(2)	With respect to 41,667 of the restricted stock units of Mr. Stauch, 100% of the restrictions lapse on the fourth anniversary of the grant date. With respect to 14,779 shares of restricted stock granted to Mr. Hogan and 9,500 shares of restricted stock granted to Mr. Schrock, restrictions on the restricted stock lapse upon the earlier to occur of the following (i) retirement and (ii) January 2, 2012. With respect to the following amounts of restricted stock shares, the restrictions will lapse on March 3, 2012: Mr. Hogan: 4,899 shares; Mr. Stauch: 1,182 shares; Mr. Schrock: 1,741 shares; and Mr. Koury: 758 shares. For all other awards of restricted stock or restricted stock units, the restrictions with respect to 50% of the shares will lapse on the third anniversary of the grant date and the restrictions on the remaining 50% of the shares will lapse on the fourth anniversary of the grant date.

(3)	The amounts in this column were calculated by multiplying the closing market price of Pentair’s common stock on December 30, 2011 (the last trading day of Pentair’s most recently completed fiscal year) of $33.29 by the number of unvested restricted stock or restricted stock units.

(4)	These options will vest on the third anniversary of the grant date, January 2, 2009.

(5)	One half of these options will vest on each of the second and third anniversaries of the grant date, January 4, 2010.

(6)	One-third of the options will vest on each of the first, second and third anniversaries of the grant date, January 3, 2011.

(7)	These options will vest on the third anniversary of the grant date, March 3, 2009.

(8)	One half of these options will vest on each of the second and third anniversaries of the grant date, March 2, 2010.

OPTION EXERCISES AND STOCK VESTED TABLE

The following table shows a summary of the stock options exercised by the Named Executive Officers in 2011 and the restricted stock or restricted stock units vested for the Named Executive Officers during 2011.

Name	Option awards		Stock awards
	Number of shares acquired on exercise (#)	Value realized on exercise ($)(1)	Number of shares acquired on vesting (#)	Value realized on vesting ($)(2)
Randall J. Hogan	244,706	4,013,545	34,454	1,275,921
John L. Stauch	-	-	18,557	695,289
Michael V. Schrock	16,991	165,832	21,241	786,136
Frederick S. Koury	40,119	698,242	10,507	388,829
Angela D. Lageson	-	-	1,765	65,035

(1)	Reflects the amount calculated by multiplying the number of options exercised by the difference between the market price of Pentair’s common stock on the exercise date and the exercise price of options.

(2)	Reflects the amount calculated by multiplying the number of shares vested by the market price of Pentair’s common stock on the vesting date.

PENSION BENEFITS

Listed below are the number of years of credited service and present value of accumulated pension benefits as of December 31, 2011 for each of the Named Executive Officers under the Pentair, Inc. Pension Plan, the Pentair, Inc. Supplemental Executive Retirement Plan and the Pentair, Inc. Restoration Plan, which are described in detail under “– Historical Pentair Executive Compensation – Retirement and Other Benefits.” The disclosed amounts are actuarial estimates only and do not necessarily reflect the actual amounts that will be paid to the Named Executive Officers, which will only be known at the time that they become eligible for payment.

Name	Plan name	Number of years credited service (#)	Present value of accumulated benefit ($)(1)		Payments during last fiscal year ($)
Randall J. Hogan	Pentair, Inc. Pension Plan	14	333,212		-
	Pentair, Inc. Supplemental Executive Retirement Plan	14	11,011,217		-
John L. Stauch	Pentair, Inc. Pension Plan	5	73,606		-
	Pentair, Inc. Supplemental Executive Retirement Plan	5	1,394,224		-
Michael V. Schrock	Pentair, Inc. Pension Plan	14	380,186		-
	Pentair, Inc. Supplemental Executive Retirement Plan	13	4,217,958		-
Frederick S. Koury	Pentair, Inc. Pension Plan	8	145,716		-
	Pentair, Inc. Supplemental Executive Retirement Plan	8	1,581,689		-
Angela D. Lageson	Pentair, Inc. Pension Plan	9	112,533		-
	Pentair, Inc. Supplemental Executive Retirement Plan	2	289,479	(2)	-

(1)	The Supplemental Executive Retirement Plan benefits, which include amounts under the Restoration Plan, are payable following retirement at age 55 or later in the form of an annuity. The actuarial present values above were calculated using the following methods and assumptions:

•	The Pension Plan present values were based on the accrued benefit payable at age 65 and were calculated as of December 31, 2011.

•	Present values for the Pension Plan are based on a life-only annuity. Present values for the Supplemental Executive Retirement Plan are based on a 180-month-certain only annuity.

•

The present value of Pension Plan benefits as of December 31, 2011 was calculated assuming a 5.05% interest rate and the male and female RP2000 mortality table, projected 15 years for post-retirement decrements with no pre-retirement mortality used.

•	The present value of Supplemental Executive Retirement Plan benefits as of December 31, 2011 was calculated assuming a 5.05% interest rate.

(2)	Mrs. Lageson’s benefits under the Supplemental Executive Retirement Plan are not vested, but will vest upon the completion of five years of benefit service (all service following initial participation).

The actual amount of pension benefits ultimately paid to a Named Executive Officer may vary based on a number of factors, including differences from the assumptions used to calculate the amounts.

NONQUALIFIED DEFERRED COMPENSATION TABLE

The following table sets forth the contributions, earnings, distributions and 2011 year-end balances for each of the Named Executive Officers under Pentair’s Sidekick Plan described under “– Historical Pentair Executive Compensation – Retirement and Other Benefits – Deferred Compensation.” Contributions Pentair makes to the Sidekick Plan are intended to make up for contributions to its RSIP/ESOP Plan (including its matching contributions) for cash compensation above the maximum imposed by Internal Revenue Code Section 401(a)(17), which was $245,000 in 2011. Because the Internal Revenue Code does not permit contributions on amounts in excess of that limit under a tax-qualified plan, the Sidekick Plan is designed to permit matching contributions on compensation in excess of the maximum imposed by Internal Revenue Code Section 401(a)(17). Pentair makes these matching contributions to the Sidekick Plan on amounts in excess of the maximum imposed by Internal Revenue Code Section 401(a)(17), but below the $700,000 compensation limit contained in its Sidekick Plan (such contributions by a Named Executive Officer, “Covered Sidekick Compensation”).

Name	Executive Contributions in 2011 ($)	Registrant Contributions in 2011 ($)	Aggregate Earnings/(Loss) in 2011 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at December 31, 2011 ($)
Randall J. Hogan	210,416	31,325	(83,405)	-	1,854,080
John L. Stauch	165,981	29,634	(10,355)	-	581,455
Michael V. Schrock	78,488	31,325	26,743	-	1,623,929
Frederick S. Koury	50,866	23,055	(34,619)	-	503,345
Angela D. Lageson	38,127	7,539	(4,139)	-	161,552

The amounts set forth in the column “Executive Contributions in 2011” reflect the amount of cash compensation each Named Executive Officer deferred in 2011 under the Sidekick Plan.

The amounts set forth in the column “Registrant Contributions in 2011” are the totals of contributions Pentair made in 2011 under the Sidekick Plan for the account of each Named Executive Officer. These amounts, in addition to contributions Pentair made under the RSIP/ESOP Plan, are included in the “Summary Compensation Table” in the column labeled “All Other Compensation” above. The contributions Pentair made are derived from some or all of the following sources:

•

Matching contributions equal to one dollar for each dollar contributed up to one percent of Covered Sidekick Compensation, and 50 cents for each incremental dollar contributed up to six percent, deferred in 2010 by each Named Executive Officer; Pentair normally make these contributions one year in arrears.

•	A discretionary contribution of up to 1 1/2% of Covered Sidekick Compensation earned in 2010 for each Named Executive Officer; Pentair normally make these contributions one year in arrears.

The amounts set forth in the column “Aggregate Earnings/(Loss) in 2011” reflect the amount of investment earnings realized by each Named Executive Officer on the mutual fund investments chosen that are offered to participants in Pentair’s RSIP/ESOP Plan and Sidekick Plan. Fidelity Investments Institutional Services Co. provides these investment vehicles for participants and handles all allocation and accounting services for these plans. Pentair does not guarantee or subsidize any investment earnings in either Plan.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Except for the following items, Pentair has no agreements, arrangements, or plans that entitle executive officers to severance, perquisites, or other enhanced benefits upon termination of their employment; such payments or benefits (other than following a change in control) would be in the discretion of the Pentair Compensation Committee. The description of the terms of agreements and plans described below is historical and many of such provisions will be either modified or not applicable in connection with the Merger. See “—Executive Compensation Matters Relating to the Merger—Treatment of Pentair Equity Awards,” “—Executive Compensation Matters Relating to the Merger—Change in Control Agreements” and “—Executive Compensation Matters Relating to the Merger—Waiver of Change in Control Protections” for a description of the change in control and termination payments and benefits that each Named Executive Officer is entitled to receive in connection with the Merger.

•

Restricted stock vesting: Restriction periods on grants of restricted stock under the Pentair, Inc. Omnibus Stock Incentive Plan approved by Pentair shareholders in 2004 and terminated in May 2008 (the “2004 Omnibus Plan”) automatically lapse upon the retirement of a Named Executive Officer who has also attained 10 years of service and age 55. The value of unvested restricted stock granted prior to 2009 under the 2004 Omnibus Plan is reflected in the “Outstanding Equity Awards at December 31, 2011” table above. As of December 31, 2011, Mr. Hogan and Mr. Schrock were the only Named Executive Officers who had attained 10 years of service and age 55.

•

Stock option vesting: Upon the retirement of a Named Executive Officer who has also attained 10 years of service and age 60, unvested options granted under the 2008 Pentair Omnibus Plan continue to vest according to the schedule in effect prior to retirement and, once vested, remain exercisable until the earlier of the expiration or the five-year anniversary of the Named Executive Officer’s retirement date. All such options are reflected in the “Stock Option Vesting” column of the table under the heading “Quantification of Compensation Payable upon Change in Control” below. As of December 31, 2011, no Named Executive Officers had attained the age of 60.

•

Restricted stock unit vesting: Restriction periods on grants of restricted stock units under the 2008 Pentair Omnibus Plan automatically lapse upon the retirement of a Named Executive Officer who has also attained 10 years of service and age 60. The value of such restricted stock units granted in 2011 is reflected in the “Outstanding Equity Awards at December 31, 2011” table above. As of December 31, 2011, no Named Executive Officers had attained the age of 60.

•

Cash settled performance unit vesting: Upon the retirement of a Named Executive Officer who has also attained 10 years of service and age 60, cash settled performance units granted under the 2008 Pentair Omnibus Plan vest. Payments to retired Named Executive Officers will be based upon actual Company performance to the date of expiration of the performance period, and will be paid in the year following the expiration. As of December 31, 2011, no Named Executive Officers had attained the age of 60.

•	Certain benefits upon a change in control described under the heading “Change in Control Agreements” below.

Change in Control Agreements

Pentair has entered into agreements with certain key corporate executives and business division leaders, including all Named Executive Officers, that provide for contingent benefits upon a change in control. These agreements are intended to provide for continuity of management upon a completed or threatened change in control. The agreements provide that covered executive officers could be entitled to certain severance benefits following a change in control. If, following such a change in control, the executive officer is involuntarily terminated for any reason, other than for disability or for cause, or if such executive officer terminates his or her employment for good reason, then the executive officer is entitled to certain severance payments.

Under these agreements, a “change in control” is deemed to have occurred if:

•

any person is or becomes the beneficial owner of securities representing 20% (or 30% in the cases of Mr. Stauch and Ms. Lageson) or more of Pentair’s outstanding shares of common stock or combined voting power;

•

a majority of Pentair’s board of directors changes in a manner that has not been approved by at least two-thirds of the incumbent directors or successor directors nominated by at least two-thirds of the incumbent directors;

•

Pentair consummates a merger, consolidation or share exchange with any other entity (or the issuance of voting securities in connection with a merger, consolidation or share exchange) which Pentair’s shareholders have approved and in which Pentair shareholders control less than 50% of combined voting power after the merger, consolidation or share exchange; or

•	Pentair consummates a plan of complete liquidation or dissolution or an agreement for the sale or disposition of all or substantially all of its assets which Pentair shareholders have approved.

Under these agreements, the term “cause” means: (i) engaging in intentional conduct that causes Pentair demonstrable and serious financial injury; (ii) conviction of a felony; or (iii) continuing willful and unreasonable refusal by an officer to perform his or her duties or responsibilities.

Under these agreements, the term “good reason” means:

•	a breach of the agreement by Pentair;

•	any reduction in an officer’s base salary, percentage of base salary available as incentive compensation or bonus opportunity or benefits;

•

an officer’s removal from, or any failure to reelect or reappoint him or her to serve in, any of the positions held with Pentair on the date of the change in control or any other positions to which he or she is thereafter elected, appointed or assigned, except in the event that such removal or failure to reelect or reappoint relates to Pentair’s termination of an officer’s employment for cause or by reason of disability;

•

a good faith determination by an officer that there has been a material adverse change in his or her working conditions or status relative to the most favorable working conditions or status in effect during the 180-day period prior to the change in control, or, to the extent more favorable to him or her, those in effect at any time while employed after the change in control, including but not limited to a significant change in the nature or scope of his or her authority, powers, functions, duties or responsibilities or a significant reduction in the level of support services, staff, secretarial and other assistance, office space and accoutrements, but in each case excluding for this purpose an isolated, insubstantial and inadvertent event not occurring in bad faith that Pentair remedies within 10 days after receipt of notice thereof;

•	relocation of an officer’s principal place of employment to a location more than 50 miles from his or her principal place of employment on the date 180 days prior to the change in control;

•

imposition of a requirement that an officer travel on business 20% in excess of the average number of days per month he or she was required to travel during the 180-day period prior to the change in control;

•	Pentair’s failure to cause a successor to assume an officer’s agreement; or

•	only in the case of the Chief Executive Officer, a voluntary termination for any reason within 30 days following the first anniversary of any change in control.

The benefits under these agreements upon any change in control include:

•	incentive compensation awards for the year in question to be paid at target under the EOPP for Named Executive Officers(1);

•

immediate vesting of all unvested stock options and termination of all restrictions on restricted stock awards issued under the 2004 Omnibus Plan or 2008 Pentair Omnibus Plan, without regard to either plan’s forfeiture provisions(1);

•

cash settled performance awards to be paid at one-third of target if the award cycle has been in effect less than 12 months, at two-thirds of the then-current value if the award cycle has been in effect for between 12 and 24 months, and at the then-current value if the award cycle has been in effect for 24 months or more months, in each case as if all performance or incentive requirements and periods had been satisfied(1); and

•	in certain cases, reimbursement of any excise taxes triggered by payments to the executive and any additional taxes on this reimbursement.

Benefits pursuant to these compensation plans are also applicable to all other participants. Benefits under these Agreements upon termination of the executive by Pentair other than for death, disability or cause or by the executive for good reason, after a change in control include:

•

severance payable upon termination in an amount equal to 300% (for the Pentair Chief Executive Officer) or 250% (for the other Named Executive Officers) of annual base salary plus the greater of the executive’s target bonus for the year in question or bonus received in the prior year;

•	replacement coverage for company-provided group medical, dental and life insurance policies for up to three years;

•	the cost of an executive search agency not to exceed 10% of the executive’s annual base salary;

•

the accelerated accrual and vesting of benefits under the SERP (for those executives who have been made participants of such plan); and for executives having fewer than seven years of participation in the SERP, up to three additional years of service can be credited, up to a maximum of seven years of service; and

•	up to $15,000 in fees and expenses of consultants and legal or accounting advisors.

In the case of each Named Executive Officer, the agreement also requires the executive to devote his or her best efforts to Pentair or its successor during the three-year period (for Messrs. Hogan, Schrock and Koury) or two-year period (for Mr. Stauch and Ms. Lageson), to maintain the confidentiality of Pentair’s information during and following employment and to refrain from competitive activities for a period of one year following termination of employment with Pentair or its successor.

Change in Control Provisions of Incentive Plans

The EOPP also contains provisions that apply in the event of a change in control. For the year in which a change in control occurs, awards for such year are determined by using the participants’ annual base salary as in effect immediately before the change in control and by assuming the performance goals for that year have been attained at target levels. Such awards must be paid to the participant within 10 days of the change in control.

In addition, certain requirements are modified or eliminated, including the requirement that a participant remain employed through the end of the applicable incentive period, completion of an annual audit, review and approval by the Pentair Compensation Committee. The EOPP also includes a provision that eliminates the Pentair Compensation Committee’s discretion to reduce awards.

The 2004 Omnibus Plan provides that, upon a change in control, unless otherwise provided in an agreement between Pentair and the executive that discusses the effect of a change in control on the executive’s awards:

•	all outstanding options granted under the 2004 Omnibus Plan that are unvested become fully vested; and

•

all restrictions applicable to outstanding shares of restricted stock granted under the Plan shall automatically lapse and any dividends declared but unpaid with respect to such restricted stock shall be paid to the executive within 10 days of the date of the change in control.

The 2008 Pentair Omnibus Plan provides that, upon a change in control, unless otherwise provided in an agreement between Pentair and the executive that discusses the effect of a change in control on the executive’s awards:

•	all outstanding options granted under the 2008 Pentair Omnibus Plan that are unvested become fully vested;

•

all restrictions applicable to outstanding shares of restricted stock granted under the 2008 Pentair Omnibus Plan shall automatically lapse and any dividends declared but unpaid with respect to such restricted stock shall be paid to the executive within 10 days of the date of the change in control;

•

all restrictions applicable to outstanding restricted stock units and dividend equivalent units granted under the 2008 Pentair Omnibus Plan shall automatically lapse and any dividends declared but unpaid with respect to such dividend equivalent units shall be paid to the executive within 10 days of the date of the change in control; and

•

all cash settled performance units for which the performance period has not expired will be cancelled in exchange for a cash payment equal to the amount that would have been due under such awards if the performance goals measured at the time of the change in control were to continue to be achieved at the same rate through the end of the performance period, or if higher, assuming the target performance goals had been met at the time of the change in control.

Benefits pursuant to these compensation plans are also applicable to all other participants.

Quantification of Compensation Payable upon Termination or Change in Control

The amount of compensation payable to each Named Executive Officer upon a change in control and termination of the executive by Pentair other than for death, disability or cause or by the executive for good reason after a change in control is shown below. The amounts shown assume that such termination was effective as of December 31, 2011, and thus are estimates of the amounts that would be paid out to the executives upon a change in control or their termination following a change in control. The actual amounts to be paid out can only be determined at the time of such change in control or executive’s separation. See “—Executive Compensation Matters Relating to the Merger—Quantification of Payments and Benefits” for the amount of payments and benefits that each Named Executive Officer would receive in connection with the Merger.

Executive	Cash Termination Payment (2)	Stock Option Vesting (1)	Restricted Stock and Restricted Stock Unit Vesting (1)	Cash settled Perform- ance Unit Vesting (1)	SERP & Related Pension (2)	Incentive Compen- sation (1)	Outplace- ment (2)	Legal & Account- ing Advisors (2)	Medical, Dental, Life Insurance (2)	Total: Change in Control (1)	Excise Tax Gross Up (2)	Total: Change in Control Followed by Termination (2)
Randall J. Hogan	$9,822,186	$877,347	$7,054,018	$572,222	-	$1,597,500	$50,000	$15,000	$43,731	$10,101,087	-	$20,032,004
John L. Stauch	$2,552,643	$269,486	$3,751,150	$183,333	$402,100	$383,430	$47,929	$15,000	$28,061	$4,587,399	$1,770,637	$9,403,769
Michael V. Schrock	$3,424,435	$354,586	$3,101,762	$250,000	-	$564,826	$50,000	$15,000	$42,845	$4,271,174	-	$7,803,454
Frederick S. Koury	$1,889,498	$170,200	$1,392,953	$105,555	-	$241,018	$40,170	$15,000	$41,363	$1,909,726	$(47,324)	$3,848,433
Angela D. Lageson	$1,420,173	$45,454	$540,530	$77,778	$366,045	$195,000	$32,500	$15,000	$27,163	$858,762	$994,453	$3,714,096

(1)	Triggered solely upon a change of control.

(2)	Triggered only upon a change in control and a termination of the executive officer by Pentair other than for death, disability or cause or by the executive for good reason.

The amounts above assume that:

•	our Common Stock was valued at $33.29, the closing market price for our Common Stock on December 30, 2011;

•

outplacement services fees are the maximum possible under the change in control agreements (10% of annual base salary) for each executive officer, except for Mr. Hogan and Mr. Schrock, for which outplacement services are assumed to be $50,000;

•	legal and accounting advisor fees are the maximum possible under the change in control agreements for each executive officer; and

•	medical, dental and life insurance coverage will continue for three years after termination at the current cost per year for each executive.

Under certain circumstances, as reflected above, Pentair may pay to an executive covered by a change in control agreement a gross up with respect to any excise taxes under Section 280G of the Code. In determining the amount of any such gross up included in the tables above, Pentair made the following material assumptions: an excise tax rate of 20% under Section 280G of the Code, a combined federal and state individual tax rate of 41.9%, and Pentair would be able to overcome any presumption that grants of stock options or restricted stock units in 2011 were made in contemplation of a change in control pursuant to regulations promulgated under the Code. In addition, no excise tax gross up will be made if the portion of the payments treated as “parachute payments” received by an executive in the event of a change in control can be reduced by not more than 10% and escape an excise tax. In that event, the payments will be reduced to the highest qualifying amount and no gross up will be paid. Furthermore, it was assumed that no value will be attributed to any non-competition agreement. At the time of any such change in control, a value may be attributed, which would result in a reduction of amounts subject to the excise tax.

Risk Considerations in Compensation Decisions

The Pentair Compensation Committee believes that payment for performance is an important part of its compensation philosophy, but recognizes the risk that incentivizing specific measures of performance may pose to the performance of the Pentair as a whole if personnel were to act in ways designed primarily to maximize their compensation. Therefore the Pentair Compensation Committee annually reviews several factors in establishing compensation programs, setting compensation levels and selecting target measures for variable compensation programs.

•	The relative values of base salaries, annual cash bonuses and long-term equity grants for employees

•	The mix of incentive target performance measures for each business and for the Pentair as a whole under the Company’s annual cash bonus programs

•	The relative weighting of target performance measures for each business and Pentair as a whole

•	The impact of these performance measures on Pentair’s financial results

•	The likelihood that achievement of performance metrics could have material adverse impacts on Pentair financial performance in succeeding fiscal periods

•	The relative significance of each of Pentair’s businesses to its overall financial performance

•	The extent to which performance measures are not directly reflected in audited financial statements

•	The balance between the achievement of short-term objectives and longer-term value creation

Executive Compensation Matters Relating to the Merger

Treatment of Pentair Equity Awards

As of the date of this Prospectus, the Named Executive Officers hold stock options and restricted stock units with respect to Pentair common shares.

As described below in “—Waiver of Change in Control Protections,” in connection with Pentair’s entry into the Merger Agreement, the Named Executive Officers have entered into agreements with Pentair (the “Waiver Letters”) waiving certain of their rights to accelerated vesting of their Pentair equity awards in connection with the consummation of the Merger.

Treatment of Stock Options

At the Effective Time, each outstanding option to purchase Pentair common shares, whether vested or unvested, will be converted, on the same terms and conditions as were applicable under such Pentair stock option immediately before the Effective Time, into an option to acquire the same number of Tyco Flow Control common shares, at the same exercise price per share, as the number of Pentair common shares subject to such option immediately before the Effective Time. The terms of the options set forth in the Pentair, Inc. Omnibus Stock Incentive Plan or the Pentair, Inc. 2008 Omnibus Stock Incentive Plan (together, the “Omnibus Plans”) and applicable award agreements provide that unvested options will generally accelerate upon a change in control, including the Merger; however, as described below in “—Waiver of Change in Control Protections,” the Named Executive Officers have waived such acceleration pursuant to the Waiver Letters.

Treatment of Restricted Stock Units

At the Effective Time, each outstanding Pentair restricted stock unit, whether vested or unvested, will be converted into a Tyco Flow Control restricted stock unit, on the same terms and conditions as were applicable under such Pentair restricted stock unit immediately before the Effective Time. The terms of the restricted stock units set forth in the Omnibus Plans and applicable award agreements provide that unvested restricted stock units will generally accelerate upon a change in control, including the Merger; however, as described below in “—Waiver of Change in Control Protections,” the Named Executive Officers (other than Mr. Schrock with respect to his restricted stock units with an originally scheduled vesting date of 2015 or later) have waived such acceleration pursuant to the Waiver Letters.

Executive Officer Equity-Based Awards

The Named Executive Officers hold outstanding stock options and restricted stock units under Pentair’s Omnibus Plans as part of their compensation. Upon the consummation of the Merger, these equity-based awards generally will convert into equity-based awards with respect to Tyco Flow Control common shares, after giving effect to appropriate adjustments to reflect the consummation of the Merger as described above. The awards, to the extent unvested at the time of the consummation of the Merger, would, under the terms of the Omnibus Plans, become vested upon the consummation of the Merger, except that such accelerated vesting has been waived by the Named Executive Officers with respect to certain awards pursuant to the Waiver Letters. The only equity-based awards as to which a Named Executive Officer has not waived accelerated vesting pursuant to the Waiver Letters are the unvested restricted stock units held by Mr. Schrock with an originally scheduled vesting date of 2015 or later. These restricted stock units will vest and be settled by delivery of shares upon consummation of the Merger. Fifty percent of the shares delivered will not be transferable until the date on which the restricted stock units would otherwise have vested and been settled in the absence of the Merger. Mr. Schrock waived the accelerated vesting of his other equity awards, as described below, but did not waive vesting of these restricted stock units because such waiver would potentially violate Section 409A of the Code.

The value of the potential change in control benefits under the Omnibus Plans is set forth with respect to the Named Executive Officers in the table “Quantification of Payments and Benefits—Potential Change in Control Payments to Named Executive Officers.”

Change in Control Agreements

Pentair is party to change in control agreements with the Named Executive Officers that provide for benefits in connection with a change in control and will therefore be triggered by the Merger. The agreements entitle the

Named Executive Officers to (i) certain accelerated vesting and other benefits in the event of a change in control and (ii) certain severance payments and benefits in the event that a Named Executive Officer’s employment is involuntarily terminated for any reason, other than for death, disability or for cause, or if the Named Executive Officer terminates his or her employment for good reason, in each case, within three years (for Messrs. Hogan, Schrock and Koury) or two years (for Mr. Stauch and Ms. Lageson) following a change in control (a “Covered Termination”). As described below in “—Waiver of Change in Control Protections,” in connection with Pentair’s entry into the Merger Agreement, the Named Executive Officers have waived certain protections under these agreements pursuant to the Waiver Letters.

The Named Executive Officers would, absent any applicable waiver, be entitled to the following payments and benefits under their respective change in control agreements upon any change in control, including the Merger:

•	Incentive compensation awards for the year in question to be paid at target under the EOPP.

•

Immediate vesting of all unvested stock options and restricted stock units issued under the Omnibus Plans, without regard to either plan’s forfeiture provisions, all of which the Named Executive Officers have generally waived in connection with the Merger, as described below in “—Waiver of Change in Control Protections.”

•

Immediate payment of cash–settled performance awards at one-third of target for award cycles that have been in effect less than 12 months, two-thirds of the then-current value for award cycles that have been in effect for between 12 and 24 months, and the then-current value for award cycles that have been in effect for 24 or more months, in each case as if all performance or incentive requirements and periods had been satisfied, which each of the Named Executive Officers has waived in connection with the Merger, as described below in “—Waiver of Change in Control Protections.”

•	In certain circumstances, reimbursement of excise taxes triggered by payments to the executive and any additional taxes on this reimbursement as described below.

The Named Executive Officers would, absent any applicable waiver, be entitled to the following payments and benefits under their respective change in control agreements upon a Covered Termination following a change in control, including the Merger:

•

Severance payable upon termination in an amount equal to 300% (for Mr. Hogan) or 250% (for the other Named Executive Officers) of annual base salary plus the greater of the executive’s target bonus for the year in question or bonus received in the prior year.

•

Replacement coverage for company-provided group medical, dental and life insurance policies for up to three years (for Messrs. Hogan, Schrock and Koury) or up to two years (for Mr. Stauch and Ms. Lageson).

•	Outplacement services from an executive search agency not to exceed 10% of the executive’s annual base salary.

•

The accelerated accrual and vesting of benefits under the Pentair, Inc. Supplemental Executive Retirement Plan (the “SERP”) (for those executives who have been made participants in such plan); and for executives having fewer than seven years of participation in the SERP, up to three additional years of service credit, with a maximum of seven years of service.

•	Up to $15,000 in fees and expenses of consultants and legal or accounting advisors.

In addition, the change in control agreements entitle each of the Named Executive Officers to reimbursement for any “golden parachute” excise taxes imposed by Section 4999 of the Code to the extent that any “parachute payments” within the meaning of Section 280G of the Code exceed 110% of the safe harbor amount under Section 280G of the Code. In the event that “parachute payments” payable to the Named Executive

Officer do not exceed this threshold, such payments will be reduced to the extent necessary to avoid the imposition of the excise tax. Pentair estimates that only Mr. Stauch and Ms. Lageson would be entitled to a reimbursement of such excise taxes solely as a result of the Merger, and that Messrs. Stauch and Schrock and Ms. Lageson would be entitled to a reimbursement of such excise taxes in the event of a Covered Termination following the Merger. In addition, Pentair estimates that certain payments due to Mr. Koury would be subject to reduction in the event of a Covered Termination following the Merger. These estimates rely on several assumptions set forth in the footnotes to the tables in the section entitled “—Quantification of Payments and Benefits” and the actual amounts of any such reimbursement or reduction may be more or less than the amounts described in this Prospectus.

In the case of each Named Executive Officer, the change in control agreement also requires the executive to devote his or her best efforts to Pentair or its successor while employed during the three-year (for Messrs. Hogan, Schrock and Koury) or two-year (for the other Named Executive Officers) period following the Merger, to maintain the confidentiality of Pentair’s information during and following employment and to refrain from competitive activities for a period of one year following termination of employment with Pentair or its successor.

Under these change in control agreements, the term “cause” generally means engaging in intentional conduct that causes Pentair demonstrable and serious financial injury, conviction of a felony or continuing willful and unreasonable refusal by an officer to perform his or her duties or responsibilities, and the term “good reason” generally means: (i) a breach of the agreement by Pentair; (ii) any reduction in an officer’s base salary, percentage of base salary available as incentive compensation or bonus opportunity or benefits; (iii) an officer’s removal from, or any failure to reelect or reappoint him or her to serve in, any of the positions held with Pentair on the date of the change in control or any other positions to which he or she is thereafter elected, appointed or assigned, except in the event that such removal or failure to reelect or reappoint relates to Pentair’s termination of an officer’s employment for cause or by reason of disability; (iv) a good faith determination by an officer that there has been a material adverse change in his or her working conditions or status relative to the most favorable working conditions or status in effect during the 180-day period prior to the change in control, or, to the extent more favorable to him or her, those in effect at any time while employed after the change in control, including but not limited to a significant change in the nature or scope of his or her authority, powers, functions, duties or responsibilities or a significant reduction in the level of support services, staff, secretarial and other assistance, office space and accoutrements, but in each case excluding for this purpose an isolated, insubstantial and inadvertent event not occurring in bad faith that Pentair remedies within 10 days after receipt of notice thereof; (v) relocation of an officer’s principal place of employment to a location more than 50 miles from his or her principal place of employment on the date 180 days prior to the change in control; (vi) imposition of a requirement that an officer travel on business 20% in excess of the average number of days per month he or she was required to travel during the 180-day period prior to the change in control; or (vii) Pentair’s failure to cause a successor to assume an officer’s agreement. In addition, solely in the case of Mr. Hogan, the term “good reason” also includes a voluntary termination for any reason within 30 days following the first anniversary of any change in control; however, Mr. Hogan has waived this “good reason” trigger in connection with the Merger, as described below.

For the Named Executive Officers, the value of the potential change in control benefits under these agreements is set forth in the table “—Quantification of Payments and Benefits—Potential Change in Control Payments to Named Executive Officers” below.

Waiver of Change in Control Protections

In connection with Pentair’s entry into the Merger Agreement, the Named Executive Officers have entered into Waiver Letters with Pentair waiving (i) accelerated vesting of their Pentair stock options and restricted stock units (except to the extent that such waiver would result in adverse tax consequences under Section 409A of the Code) and (ii) accelerated vesting and pro rata payout of their cash performance units, in each case, upon consummation of the Merger. Awards whose acceleration is waived will continue to vest in accordance with their normal terms, provided that unvested awards will vest in full in the event of a Covered Termination. In addition, the performance conditions with respect to Pentair cash performance units will be deemed satisfied, and the value of such cash performance units will be fixed at target, upon the consummation of the Merger, and such awards will only be subject to service-based vesting conditions.

Under his Waiver Letter, Mr. Hogan has also waived his right to have any voluntary termination of his employment during the 30-day period following the first anniversary of the consummation of the Merger treated as a Covered Termination.

Additional Equity Grants

In order to promote the retention of key executives during the period prior to and following the consummation of the Merger, Pentair will grant additional equity awards to certain key executives, including the Named Executive Officers, with an aggregate grant date value of up to $20 million, in connection with the consummation of the Merger. Messrs. Hogan’s, Stauch’s, Schrock’s and Koury’s and Ms. Lageson’s Waiver Letters provide for grants of restricted stock units with grant date values of $5,500,000, $1,727,835, $2,327,084, $1,019,083 and $875,000, respectively.

In addition, in consideration for the waivers of acceleration of equity and cash performance awards described above, Pentair will grant additional equity awards with a grant date value of up to $5 million, in connection with the consummation of the Merger. Messrs. Hogan’s, Stauch’s, Schrock’s and Koury’s and Ms. Lageson’s Waiver Letters provide for grants of restricted stock units with grant date values of $825,000, $259,175, $349,063, $152,862 and $131,250, respectively.

All such awards are expected to vest in equal 50% installments on each of the third and fourth anniversaries of the consummation of the Merger, subject to earlier pro rata vesting in the event of a Covered Termination.

Non-Qualified Deferred Compensation for Executive Officers

Pentair maintains a non-qualified deferred compensation program in which certain of its executives, including the Named Executive Officers, are eligible to participate. Participants in this program are permitted to defer receipt and taxation of certain types of compensation that they have previously earned, and to specify certain future events upon which the compensation will be distributed. For some participants, including the Named Executive Officers, these future distribution events include a change in control, which includes the Merger. As a result, some previously earned and vested, but unpaid, amounts will be distributed under Pentair’s deferred compensation programs to the Named Executive Officers upon the consummation of the Merger.

New Management Arrangements

As of the date of this filing, neither Pentair, Tyco, nor Tyco Flow Control has entered into any employment or other agreements with the Named Executive Officers in connection with the Merger other than the Waiver Letters and the additional equity grants described above. Pursuant to the Merger Agreement, at the Effective Time, Pentair’s executive officers will become the executive officers of Tyco Flow Control, and Pentair’s board of directors, together with up to two new directors selected by Tyco and reasonably acceptable to Pentair, will become the board of directors of Tyco Flow Control.

Quantification of Payments and Benefits

The following table shows the amounts of payments and benefits that each Named Executive Officer of Pentair would receive in connection with the Merger, assuming for purposes of this disclosure that (i) the consummation of the Merger occurred on September 28, 2012 and (ii) where indicated, the employment of the Named Executive Officer is terminated in a Covered Termination.

Potential Change in Control Payments to Named Executive Officers

Name	Triggering Event	Cash ($)(1)	Equity ($)(2)	Pension / Non-Qualified Deferred Compensation ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimburse- ments ($)(5)	Other ($)(6)		Total ($)
Randall J. Hogan	Merger Only	$1,650,000	—	—	—	—	—		$1,650,000

	Post-Merger Termination	$12,873,350	$15,253,769	—	$48,106	—	$65,000	(7)	$28,240,225

	Merger and Termination	$14,523,350	$15,253,769	—	$48,106	—	$65,000	(7)	$29,890,225

John L. Stauch	Merger Only	$394,934	—	—	—	$1,348,135	—		$1,743,069

	Post-Merger Termination	$3,544,557	$6,851,624	$217,483	$31,020	$1,136,383	$64,367	(7)	$11,845,434

	Merger and Termination	$3,939,491	$6,851,624	$217,483	$31,020	$2,484,518	$64,367	(7)	$13,588,503

Michael V. Schrock	Merger Only	$581,771	$1,526,662	—	—	—	—		$2,108,433

	Post-Merger Termination	$4,733,492	$5,047,252	—	$47,333	$2,663,899	$65,000	(7)	$12,556,976

	Merger and Termination	$5,315,263	$6,573,914	—	$47,333	$2,663,899	$65,000	(7)	$14,665,409

Frederick S. Koury	Merger Only	$244,580	—	—	—	—	—		$244,580

	Post-Merger Termination	$2,095,373	$2,852,950	—	$30,340	—	$55,763	(7)	$5,034,426

	Merger and Termination	$2,339,953	$2,852,950	—	$30,340	—	$55,763	(7)	$5,279,006

Angela D. Lageson	Merger Only	$210,000	—	—	—	$687,410	—		$897,410

	Post-Merger Termination	$1,972,096	$1,635,298	$468,408	$30,144	$814,163	$50,000	(7)	$4,970,109

	Merger and Termination	$2,182,096	$1,635,298	$468,408	$30,144	$1,501,573	$50,000	(7)	$5,867,519

(1)	The cash payments in the Merger Only row consist of incentive compensation awards for 2012 under the EOPP to be paid at the target level after the consummation of the Merger. These benefits are “single trigger” as they will be payable upon the consummation of the Merger without regard to whether there is a termination of employment.

The cash payments in the Post-Merger Termination row consist of (a) cash severance payable upon a Covered Termination following the Merger and before its third anniversary (for Messrs. Hogan, Schrock and Koury) or its second anniversary (in the case of Mr. Stauch and Ms. Lageson) in an amount equal to 300% (for Mr. Hogan) or 250% (for the other Named Executive Officers) of annual base salary plus the greater of the executive’s target bonus for 2012 or the bonus received in 2011 and (b) cash-settled performance units, which pursuant to the Waiver Letters will remain subject to their existing time-based vesting schedules following the Merger but become payable at the target value of the awards without proration upon a Covered Termination. As described above, in connection with the Merger, the Named Executive Officers have entered into Waiver Letters waiving accelerated vesting and pro rata payout of their cash performance units in connection with the Merger. In his Waiver Letter, Mr. Hogan has also waived his right to have any voluntary termination of his employment during the 30-day period following the first anniversary of the consummation of the Merger treated as a Covered Termination. Awards whose acceleration is waived will continue to vest in accordance with their normal time-based terms, provided that unvested awards will vest in full in the event of a Covered Termination. These benefits are “double trigger” as they will be payable only upon a Covered Termination following the consummation of the Merger. In addition, the cash payment disclosed in this Post-Merger Termination row for Mr. Koury reflects a reduction of $331,991 as a reduction in benefits payable as the result of the application of provisions related to the excise tax under Sections 280G and 4999 of the Code as described above.

The amounts of the respective components are set forth in the following table:

Name	EOPP Award ($)	Cash–Settled Performance Units ($)	Cash Severance ($)
Randall J. Hogan	$1,650,000	$3,491,666	$9,381,684
John L. Stauch	$394,934	$1,108,334	$2,436,223
Michael V. Schrock	$581,771	$1,508,334	$3,225,158
Frederick S. Koury	$244,580	$646,666	$1,780,698
Angela D. Lageson	$210,000	$483,333	$1,488,763

The table above does not quantify awards that, in accordance with their terms, would vest between the date of this Prospectus and September 28, 2012 notwithstanding the Merger; however, depending on when consummation of the Merger actually occurs, certain cash–settled performance units shown as unvested in the table may become vested in accordance with their terms without regard to the Merger.

Payment amounts are based on the compensation and benefit levels in effect on March 31, 2012; therefore, if compensation and benefit levels are increased after such date, actual payments to a Named Executive Officer may be greater than those quantified above. In addition, the table above does not include any grants of awards which may occur following the date of this Prospectus.

(2)	The equity amounts in the Merger Only row consist of the value of accelerated vesting of unvested restricted stock units held by Mr. Schrock with an originally scheduled vesting date of 2015 or later. Since the value of the Merger consideration is not a fixed dollar amount, pursuant to applicable SEC rules, the value of the restricted stock units in the table above is based on the average closing price of Pentair shares over the first five trading days following public announcement of the Merger, which was $46.98. Accordingly, actual payments may be greater or less than those provided for above. These restricted stock units will vest and be settled by delivery of shares upon consummation of the Merger. Fifty percent of the shares delivered will not be transferable until the date on which the restricted stock units would otherwise have vested and been settled in the absence of the Merger. Mr. Schrock waived the accelerated vesting of his other equity awards, as described below, but did not waive vesting of these restricted stock units because such waiver would potentially violate Section 409A of the Code. The accelerated vesting of these restricted stock units is a “single trigger” benefit as it will occur upon the consummation of the Merger without regard to whether there is a termination of employment.

The equity amounts in the Post-Merger Termination row consist of the value of accelerated vesting of unvested stock options for each of the Named Executive Officers and for the unvested restricted stock units for each of the Named Executive Officers other than Mr. Schrock. For Mr. Schrock, the unvested restricted stock units consist only of restricted stock units with an originally scheduled vesting date of 2014 or earlier. These benefits are “double trigger” as they will be payable only upon a Covered Termination following the consummation of the Merger and before the awards otherwise vest in accordance with their normal terms. As described above, in connection with the Merger, the Named Executive Officers have entered into Waiver Letters waiving accelerated vesting of their stock options in connection with the Merger. Each of the Named Executive Officers, other than Mr. Schrock as described above, also waived accelerated vesting of their respective restricted stock units. Awards whose acceleration is waived will continue to vest in accordance with their normal terms provided that unvested awards will vest in full in the event of a Covered Termination.

The following table shows the amounts in the Equity column attributable to the respective award types included in the Post-Merger Termination row:

Name	No. of Shares Underlying Unvested Stock Options	Resulting Consideration from Unvested Stock Options ($)	No. of Shares Underlying Unvested Restricted Stock Units	Resulting Consideration from Underlying Unvested Restricted Stock Units ($)
Randall J. Hogan	428,851	$5,277,801	212,345	$9,975,968
John L. Stauch	137,287	$1,690,260	109,863	$5,161,364
Michael V. Schrock	185,674	$2,284,264	58,812	$2,762,988
Frederick S. Koury	79,976	$985,166	39,757	$1,867,784
Angela D. Lageson	51,152	$612,496	21,771	$1,022,802

Since the value of the Merger consideration is not a fixed dollar amount, pursuant to applicable SEC rules, the value of unvested stock options and restricted stock units in the table above is based on the average closing price of Pentair shares over the first five trading days following public announcement of the Merger, which was $46.98, and has assumed, for purposes of this table, that the Named Executive Officers will exercise their stock options at such price. Accordingly, actual payments may be greater or less than those provided for above. The table above does not quantify awards that, in accordance with their terms, would vest between the date of this Prospectus and September 28, 2012 notwithstanding the Merger; however, depending on when consummation of the Merger actually occurs, certain stock options and restricted stock units shown as unvested in the table may become vested in accordance with their terms without regard to the Merger. The table above does not include any grants of awards which may occur following the date of this Prospectus.

(3)	The pension values shown for Mr. Stauch and Ms. Lageson in the Post-Merger Termination row and the Merger and Termination row consist of the accelerated accrual and vesting of benefits under the SERP, and for Mr. Stauch, additional service credits of up to one additional year of service and for Ms. Lageson additional service credits of up to three additional years of service. These benefits are “double trigger” as they will be payable only upon a Covered Termination following the consummation of the Merger and before its second anniversary. In addition, as described above, Pentair maintains certain non-qualified deferred compensation programs, under which Named Executive Officers may elect to receive distribution of vested amounts upon the occurrence of certain future events, including a change in control or certain terminations of employment. Amounts to be distributed include $1,068,190, $357,584, $1,117,399 and $360,928 to Messrs. Hogan, Stauch, Schrock and Koury, respectively, all as of March 9, 2012. Amounts actually distributed will be based on the returns of the investment alternatives selected by each Named Executive Officer, which may cause the actual payments to be greater or less than those provided for above. The amounts will be distributed in a lump sum, five equal annual installments or a combination of a lump sum and five equal annual installments, in each case pursuant to the terms of the applicable deferred compensation arrangement. These amounts are not reflected in the tables above as they are fully vested pursuant to their terms.

(4)	The benefits shown for the Named Executive Officers in the Post-Merger Termination row and the Merger and Termination row consist of replacement coverage for company-provided group medical, dental and life insurance policies for up to three years (for Messrs. Hogan, Schrock and Koury) and for up to two years (for Mr. Stauch and Ms. Lageson). These benefits are “double trigger” as they will be payable only upon a Covered Termination following the consummation of the Merger and before its third anniversary (for Messrs. Hogan, Schrock and Koury) or its second anniversary (for Mr. Stauch and Ms. Lageson).

(5)	The tax reimbursements shown for the Named Executive Officers in the Merger Only row consist of reimbursement of any excise taxes triggered under Section 280G and Section 4999 of the Code by payments to the executive in connection with the consummation of the Merger (assuming no Termination) and any additional taxes on such reimbursement. These benefits are “single trigger” as they will be payable upon the consummation of the Merger without regard to whether there is a termination of employment.

The tax reimbursements shown for the Named Executive Officers in the Post-Merger Termination row consist of reimbursement of any excise taxes triggered under Section 280G and Section 4999 of the Code by payments to the executive in connection with the Merger as a result of a subsequent Covered Termination and any additional taxes on this reimbursement. Amounts shown in the Post-Merger Termination row reflect the incremental increase in aggregate tax reimbursements over the Merger Only row. These benefits are “double trigger” as they will be payable only upon a Covered Termination following the consummation of the Merger.

In determining the amount of any tax reimbursements included in the table above, Pentair made the following material assumptions: an excise tax rate of 20% under Section 280G of the Code, individual tax rates of 41.55%, and the combined company would be able to overcome any presumption that grants of stock options or restricted stock units in 2012 (other than the restricted stock units described in footnote 7) were made in contemplation of a change in control pursuant to regulations promulgated under the Code. Furthermore, it was assumed that no value will be attributed to any non-competition agreement. At the time of payment, such a value may be attributed, which would result in a reduction of amounts subject to the excise tax and a corresponding reduction in the amount of tax gross–up payments made to the applicable Named Executive Officer.

(6)	The benefits shown for the Named Executive Officers in the Post-Merger Termination row and the Merger and Termination row consist of the cost of outplacement services from an executive search agency not to exceed 10% of the Named Executive Officer’s annual base salary, and $15,000 in fees and expenses of consultants and legal or accounting advisors. These benefits are “double trigger” as they will be payable only upon a Covered Termination following the consummation of the Merger.

(7)	In order to promote the retention of key executives during the period prior to and following the consummation of the Merger, Pentair will grant additional equity awards to the Named Executive Officers in connection with the consummation of the Merger. Messrs. Hogan’s, Stauch’s, Schrock’s and Koury’s and Ms. Lageson’s Waiver Letters provide for grants of restricted stock units with grant date values of $5,500,000, $1,727,835, $2,327,084, $1,019,083 and $875,000, respectively.

In addition, in consideration for the waivers of acceleration of equity and cash performance awards included in the Waiver Letters, Pentair will grant additional equity awards to the Named Executive Officers in connection with the consummation of the Merger. Messrs. Hogan’s, Stauch’s, Schrock’s and Koury’s and Ms. Lageson’s Waiver Letters provide for grants of restricted stock units with grant date values of $825,000, $259,175, $349,063, $152,862 and $131,250, respectively.

All such awards are expected to vest in equal 50% installments on each of the third and fourth anniversaries of the consummation of the Merger, subject to earlier pro rata vesting in the event of a Covered Termination.

No amounts are shown for these awards in the Merger Only row, the Post-Merger Termination row or the Merger and Termination row in the table above because in the event of a termination (including a Covered Termination) upon the date of the consummation of the Merger, the maximum prorated payment would, in each case, be zero.

In the case of each Named Executive Officer, the agreements providing for payments and other benefits upon a Covered Termination following the consummation of the Merger also require the Named Executive Officer to devote his or her best efforts to the combined company while employed during the three-year period (for Messrs. Hogan, Schrock and Koury) or two-year period (for Mr. Stauch and Ms. Lageson) following the Merger, to maintain the confidentiality of Pentair’s information during and following employment, and to refrain from competitive activities for a period of one year following termination of employment with Pentair or the combined company.

Executive Officer Compensation After the Transactions

Following the Transactions, the Compensation Committee of our board of directors will oversee and determine the compensation of the Chief Executive Officer and other executive officers of Tyco Flow Control and evaluate and determine the appropriate executive compensation philosophy and objectives for Tyco Flow Control. The Compensation Committee will evaluate and determine the appropriate design of the Tyco Flow Control executive compensation program and the appropriate process for establishing executive compensation. With respect to base salaries, annual incentive compensation and long-term incentive awards (or their equivalents), it is expected that the Compensation Committee will develop programs reflecting appropriate measures, goals, targets and business objectives based on Tyco Flow Control’s competitive marketplace. The Compensation Committee will determine the appropriate benefits, perquisites and severance arrangements, if any, that it will make available to executive officers. It is expected that the Compensation Committee will retain a compensation consultant with respect to these executive compensation evaluations and determinations.

Our Compensation Committee has not yet made any determinations with respect to the compensation of those executive officers following the Transactions. However, the Pentair Compensation Committee has approved certain grants of restricted stock units to the executive officers of Tyco Flow Control that are expected to vest following the Transactions. See “—Executive Compensation Matters Relating to the Merger—Additional Equity Grants.” Although our future executive officer compensation practices are expected to be based on Pentair’s historical executive officer compensation practices, our Compensation Committee will review the impact of the Merger on executive officer compensation practices and may make adjustments that it believes are appropriate in structuring our future executive officer compensation arrangements.

DESCRIPTION OF MATERIAL INDEBTEDNESS

Tyco Flow Control Financing

Prior to the Distribution, Tyco Flow Control will incur indebtedness in an amount not to exceed $500 million upon terms negotiated by Pentair. A portion of the proceeds of the indebtedness will be transferred to Tyco. After accounting for the transfer of proceeds to Tyco, the payment of transaction expenses and transfer of excess cash to Tyco, Tyco Flow Control will have a net indebtedness upon consummation of the Transactions of $275 million. In the event that financing is not available on acceptable terms, Tyco Flow Control will issue a one year unsecured “bridge” note to Tyco that will bear interest at a rate of 14.0% and be prepayable at any time. The specific terms of such indebtedness are unknown at this time, but will be included as an amendment to this Prospectus.

Existing Pentair Indebtedness

Pentair has a Fourth Amended and Restated Credit Agreement (the “Credit Facility”) that creates an unsecured, committed credit facility of up to $700 million, with multi-currency sub facilities to support investments outside the U.S. The Credit Facility expires on April 28, 2016. Borrowings under the Credit Facility currently bear interest at the rate of London Interbank Offered Rate (“LIBOR”) plus 1.75%. Interest rates and fees on the Credit Facility will vary based on Pentair’s credit ratings. Total availability under the existing Credit Facility was $435.7 million as of March 31, 2012, which was limited to $362.2 million by the leverage ratio financial covenant in the Credit Facility.

In addition to the Credit Facility, Pentair has various other credit facilities with an aggregate availability of $75.3 million, of which $28.1 million was outstanding at March 31, 2012. Borrowings under these credit facilities bear interest at variable rates.

Pentair has outstanding $500 million aggregate principal amount of 5.00% Senior Notes due 2021 (the “Notes”) that were issued in a public offering in May 2011. The Notes are guaranteed by certain of Pentair’s wholly owned domestic subsidiaries that are also guarantors under the Credit Facility.

Pentair has outstanding $400 million aggregate principal amount of private placement, fixed rate notes that had an average interest rate of 5.65% as of March 31, 2012 and mature between 2013 and 2017. Pentair has outstanding $205 million aggregate principal amount of private placement, floating rate notes that had an average interest rate of 1.08% as of March 31, 2012 and mature in 2012 and 2013.

In connection with the consummation of the Transactions, Pentair may refinance some or all of this indebtedness, subject to the terms of the Merger Agreement, which provides that Pentair may not repay, incur or refinance any indebtedness to the extent such action would cause Pentair not to be rated investment grade by a ratings agency.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Prospectus, all of our outstanding common shares are beneficially owned by Tyco. After the spin-off, Tyco will not own any of our common shares. The table below sets forth the projected beneficial ownership of Tyco Flow Control common shares immediately after the completion of the Merger and is derived from information relating to the beneficial ownership of Tyco common shares and Pentair common shares as of March 31, 2012. The following table provides information with respect to the anticipated beneficial ownership of our common shares by the following individuals or entities:

•	each of our shareholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common shares;

•	each of our directors following the Merger;

•	each officer named in the summary compensation table; and

•	all of our directors and executive officers following the Merger as a group.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of Pentair common shares on March 31, 2012, giving effect to an exchange ratio of one Tyco Flow Control common share for each share of Pentair common share held by such person.

Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities they hold.

Immediately following the spin-off and the Merger, we estimate that          million of Tyco Flow Control common shares will be issued and outstanding, based on the number of Tyco shares and Pentair shares expected to be outstanding as of the distribution date on a fully diluted basis. The actual number of our outstanding common shares following the spin-off and the Merger will be determined upon completion of the Merger.

Name	Common Shares(1)	Share Units(2)	Right to Acquire within 60 days(3)	Restricted Stock(4)	ESOP Stock(5)	Total	Percent of Class(6)
Leslie Abi-Karam	1,307	3,182	26,974	—	—	31,463
Glynis A. Bryan	1,350	13,721	82,707	—	—	97,778
Jerry W. Burris	—	7,595	42,707	—	—	50,302
T. Michael Glenn	2,000	7,831	42,707	—	—	52,538
Charles A. Haggerty	90,155	79,188	62,335	—	—	231,678
David H. Y. Ho	—	14,380	42,707	—	—	57,087
Randall J. Hogan	507,091	16,039	2,147,389	—	1,675	2,672,194	1.28%
David A. Jones	5,800	29,329	82,707	—	—	117,836
Frederick S. Koury	38,169	—	286,396	—	619	325,184
Angela D. Lageson	3,667	—	59,741	—	906	64,314
Ronald L. Merriman	11,762	2,412	72,707	—	—	86,881
William T. Monahan	22,297	21,064	82,707	—	—	129,068
Michael V. Schrock	141,290	11,632	737,599	—	1,675	892,196
John L. Stauch	27,856	9,052	438,776	—	395	476,079
Directors and executive officers as a group and (16 persons)	890,922	215,425	4,376,815	2,270	16,126	5,501,558	2.64%
BlackRock, Inc.(7)							%

(1)

Unless otherwise noted, all shares are held either directly or indirectly by individuals possessing sole voting and investment power with respect to such shares. Beneficial ownership of an immaterial number of shares held by spouses or trusts has been disclaimed in some instances. Amounts listed do not include 500,000 shares held by the Pentair, Inc. Master Trust for various pension plans sponsored by Pentair or by its subsidiaries. The Trust Investment Committee of such Master Trust included Randall J. Hogan, John L. Stauch, Frederick S. Koury and Michael G. Meyer. Although these individuals could be deemed under applicable SEC rules to “beneficially own” all of the shares held by these pension plans because of their shared voting and investment power with respect to those shares, they disclaim beneficial ownership of such shares.
(2)	Represents for non-employee directors share units held under Pentair’s Compensation Plan for Non-Employee Directors. No director has voting or investment power related to these share units. Represents for executive officers restricted stock units, receipt of which was deferred by the executive officer under the company’s Non-Qualified Deferred Compensation Plan and over which the executive officers have no voting or investment power.
(3)	Represents stock options exercisable within 60 days from March 31, 2012.
(4)	Represents restricted shares issued pursuant to incentive plans as to which the beneficial owner has sole voting power but no investment power.
(5)	Represents shares owned as a participant in the Pentair Employee Stock Ownership Plan. As of March 31, 2012, Fidelity Management Trust Company (“Fidelity”), the Trustee of the Pentair Employee Stock Ownership Plan, held 2,502,161 Pentair common shares (2.53%). Fidelity disclaims beneficial ownership of all shares. The Pentair Employee Stock Ownership Plan participants have the right to direct the Trustee to vote their shares, although participants have no investment power over such shares. The Trustee, except as otherwise required by law, votes the shares for which it has received no direction from participants, in the same proportion on each issue as it votes those shares for which it has received voting directions from participants.
(6)	Less than 1% unless otherwise indicated.
(7)	The address of BlackRock, Inc. (“BlackRock”) is 40 East 52nd Street, New York, NY 10022. As of December 31, 2011, BlackRock had sole voting and sole dispositive power over, and beneficial ownership of, (i) 5,857,319 Pentair common shares, based upon a Schedule 13G filed with the SEC on February 13, 2012 and (ii) 29,568,489 Tyco common shares, based upon a Schedule 13G filed with the SEC on January 20, 2012. We expect that after the Merger, Blackrock’s ownership position in us will approximate 5.86%. We will update this table with specific share information for Blackrock based on an assumed distribution ratio in an amendment to this Prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Following the Transactions, Tyco Flow Control, ADT and Tyco will operate independently, and none will have any ownership interest in any other. In order to govern certain ongoing relationships between Tyco Flow Control, ADT and Tyco after the spin-off and to provide mechanisms for an orderly transition, Tyco Flow Control, ADT and Tyco have entered into the Separation and Distribution Agreement and intend to enter into agreements pursuant to which certain services and rights will be provided for following the spin-off, and Tyco Flow Control, ADT and Tyco will indemnify each other against certain liabilities arising from their respective businesses. A summary of those agreements is set forth under “The Separation and Distribution Agreement and the Ancillary Agreements.”

The Pentair board of directors has adopted written policies and procedures regarding related person transactions and expects those policies to continue in effect at Tyco Flow Control, following the completion of the Merger. For purposes of these policies and procedures:

•	a “related person” will mean any of Tyco Flow Control’s directors, executive officers or five-percent shareholders or any of their immediate family members; and

•

a “related person transaction” will generally be a transaction (including any indebtedness or a guarantee of indebtedness) in which Tyco Flow Control was or is a participant and the amount involved exceeds $50,000, and in which a related person had or will have a direct or indirect material interest.

Following the completion of the Merger, our written policies and procedures will require potential related person transactions must be brought to the attention of the Tyco Flow Control Governance Committee directly or to the General Counsel for transmission to the Tyco Flow Control Governance Committee. Our written policies will provide that disclosure to the Tyco Flow Control Governance Committee should occur before, if possible, or as soon as practicable after the related person transaction is effected, but in any event as soon as practicable after the executive officer or director becomes aware of the related person transaction. The Tyco Flow Control Governance Committee’s decision whether or not to approve or ratify a related person transaction will be made in light of a number of factors, including the following:

•

whether the terms of the related person transaction are fair to Tyco Flow Control and on terms at least as favorable as would apply if the other party was not or did not have an affiliation with any of Tyco Flow Control’s directors, executive officers or five-percent shareholders;

•	whether there are demonstrable business reasons for Tyco Flow Control to enter into the related person transaction;

•	whether the related person transaction could impair the independence of a director under Tyco Flow Control’s Corporate Governance Principles’ standards for director independence; and

•

whether the related person transaction would present an improper conflict of interest for any of Tyco Flow Control’s directors or executive officers, taking into account the size of the transaction, the overall financial position of the director or executive officer, the direct or indirect nature of the interest of the director or executive officer in the transaction, the ongoing nature of any proposed relationship, and any other factors the Tyco Flow Control governance committee deems relevant.

DESCRIPTION OF OUR CAPITAL STOCK

The following is a summary of the material terms of the share capital of Tyco Flow Control and certain provisions of the proposed articles of association and organizational regulations. This summary does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of the Swiss Code of Obligations and to the proposed articles of association and organizational regulations attached to this Prospectus as exhibits and incorporated herein by reference. Shareholders of Pentair are encouraged to read both documents. The proposed articles of association and organizational regulations have been included to provide Pentair’s shareholders with information regarding their terms. The proposed articles of association and organizational regulations are not intended to provide any other factual information about Pentair, Tyco, Tyco Flow Control and their affiliates following completion of the Merger. Other information about Pentair, Tyco, Tyco Flow Control and their affiliates can be found elsewhere in this Prospectus.

Capital Structure

Issued Share Capital

Tyco Flow Control will have one class of share capital consisting of registered shares and will have issued approximately      registered shares with a nominal value per share of CHF 0.50, of which approximately 47.5% will be held by former Pentair shareholders and approximately 52.5% will be held by Tyco shareholders.

Tyco Flow Control’s shares will rank pari passu with each other in all respects, including with respect to entitlements to dividends, liquidation proceeds and preemptive rights.

Authorized Share Capital

Tyco Flow Control’s board of directors will be authorized, without additional shareholder approval, to increase Tyco Flow Control’s share capital at any time on or before the second anniversary of the Effective Time, through issuance of new shares in one or several steps, by a maximum amount of 50% of the share capital registered in the commercial register. During each two-year period subsequent to such second anniversary, authorized share capital will be available to Tyco Flow Control’s board of directors for issuance of additional registered shares only to the extent that shareholders have reauthorized such share capital at a general meeting of shareholders.

Tyco Flow Control’s board of directors will determine the time of the issuance, the issue price, the manner in which the new registered shares have to be paid, the date from which the new registered shares carry the right to dividends and, subject to the provisions of Tyco Flow Control’s articles of association, the conditions for the exercise of preemptive rights and the allotment of preemptive rights that have not been exercised. Tyco Flow Control’s board of directors may allow preemptive rights that are not exercised to expire, or it may place such rights or registered shares, the preemptive rights of which have not been exercised, at market conditions or use them otherwise in the interest of Tyco Flow Control.

In an authorized capital increase, Tyco Flow Control’s shareholders will have preemptive rights to obtain newly issued registered shares in an amount proportional to the par value of the registered shares they already hold. Tyco Flow Control’s board of directors, however, may withdraw or limit these preemptive rights in certain circumstances as set forth in Tyco Flow Control’s articles of association. For further details on these circumstances, see “—Preemptive Rights and Advance Subscription Rights.”

Conditional Share Capital

Tyco Flow Control’s board of directors from time to time may authorize Tyco Flow Control to issue bonds (including convertible bonds and bonds with options), notes, options, warrants or other Securities in each case that represent a right to exchange, convert or exercise the security for Tyco Flow Control shares (collectively, “Rights”). Tyco Flow Control’s articles of association will permit issuance of shares in connection with the exercise of such Rights without obtaining additional shareholder approval, up to a maximum aggregate amount of 50% of the share capital registered in the commercial register.

A specific number of shares, which are referred to collectively as “Conditional Share Capital,” will be allotted in the articles to two categories: (a) shares issued through the exercise of Rights granted to third parties or shareholders in connection with bonds, notes, options, warrants and other similar securities issued by Tyco Flow Control or one of its subsidiaries in national or international capital markets or pursuant to contractual obligations of Tyco Flow Control, one of its subsidiaries, or any of their respective predecessors and (b) shares issued through the exercise of options and other similar Rights granted to members of the board of directors, members of the executive management, employees, contractors, consultants or other persons providing services to Tyco Flow Control or any of Tyco Flow Control’s subsidiaries or affiliates.

Other Classes or Series of Shares

New shares with increased voting rights may not be issued without a shareholder resolution passed by at least two-thirds of the shares represented at the general meeting of shareholders.

Preemptive Rights and Advance Subscription Rights

Under the Swiss Code of Obligations (the “Swiss Code”), other than in the instances covered above under “—Authorized Share Capital,” and “—Conditional Share Capital,” the prior approval of a general meeting of shareholders is required to authorize the issuance of registered shares. Shareholders generally will have preemptive rights in relation to such registered shares in proportion to the respective par values of their holdings. In addition, shareholders generally have advance subscription rights in relation to conversion, option, exchange, warrant or similar rights for the subscription of shares in connection with convertible bonds, notes, options, warrants or other similar securities convertible or exercisable for shares in proportion to the respective par values of their holdings.

Shareholders with the affirmative vote of at least two-thirds of the shares represented at the general meeting of shareholders may withdraw or limit preemptive rights for valid reasons, such as a merger or an acquisition, or for any of the reasons authorizing Tyco Flow Control’s board of directors to withdraw or limit preemptive rights of shareholders in the context of an authorized capital increase as described below. Shareholders also may withdraw or limit advance subscription rights for similar valid reasons, including for financing or refinancing purposes or for any of the reasons authorizing Tyco Flow Control’s board of directors to withdraw or limit advance subscription rights of shareholders in the context of a conditional capital increase as described below.

To the extent that the general meeting of shareholders has approved the creation of authorized or conditional capital, Tyco Flow Control’s articles of association authorize the board of directors to withdraw or limit preemptive and advance subscription rights, for valid reasons, to Tyco Flow Control’s board of directors in the circumstances described below under “—Limitation of Rights with Respect to Authorized Share Capital” and “—Limitation of Rights with Respect to Conditional Share Capital.”

Limitation of Rights with Respect to Authorized Share Capital

When issuing registered shares from authorized capital, Tyco Flow Control’s board of directors may withdraw or limit preemptive rights:

•	if the issue price of the new registered shares is determined by reference to the market price; or

•

for the acquisition of an enterprise, part(s) of an enterprise or participations, or for the financing or refinancing of any such transactions, or for the financing of new investment plans of Tyco Flow Control; or

•

for purposes of broadening the shareholder constituency of Tyco Flow Control in certain financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing of new shares on domestic or foreign stock exchanges; or

•

for purposes of granting an over-allotment option (including options with respect to any security convertible into shares, such as convertible debt securities or otherwise) of up to 20% of the total number of shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or

•

for the participation of members of the board of directors, members of the executive management, employees, contractors, consultants or other persons performing services for the benefit of Tyco Flow Control or any of its subsidiaries or affiliates; or

•

(i) following a person becoming, and for so long as to the knowledge of the board of directors such person remains, a beneficial owner (as defined in the articles of association) of shares in excess of 10% of the share capital registered in the commercial register without having submitted to the other shareholders a takeover offer that is recommended by the board of directors, or (ii) for the defense of an actual, threatened or potential unsolicited takeover bid, in relation to which the board of directors, upon consultation with an independent financial adviser retained by it, has not recommended to the shareholders acceptance on the basis that the board of directors has not found the takeover bid to be fair to the shareholders.

Limitation of Rights with Respect to Conditional Share Capital

Conditional Share Capital for Financing Purposes

In connection with the issuance of bonds, notes, warrants or other financial instruments or contractual obligations convertible into or exercisable or exchangeable for Tyco Flow Control shares, the preemptive rights of shareholders are excluded and Tyco Flow Control’s board of directors may restrict or exclude advance subscription rights (i) if the issuance is for purposes of financing or refinancing the acquisition of a company or business, part of a business, or a new investment by Tyco Flow Control, or its subsidiaries (in equity or otherwise), (ii) if the issuance occurs in the national or international capital markets or through a private placement or (iii) (x) following a person becoming, and for so long as to the knowledge of the board of directors such person remains, a beneficial owner (as defined in the articles of association) of shares in excess of 10% of the share capital registered in the commercial register without having submitted to the other shareholders a takeover offer that is recommended by the board of directors, or (y) for the defense of an actual, threatened or potential takeover bid, in relation to which the board of directors, upon consultation with an independent financial advisor, has not recommended to the shareholders acceptance on the basis that the board of directors has not found the takeover bid to be fair to the shareholders.

If the advance subscription rights are restricted or excluded:

•	the respective financial instruments must be placed or entered into at market conditions;

•	the instruments or obligations may be converted, exercised or exchanged during a maximum period of 30 years; and

•

the conversion, exchange or exercise price, if any, for the instrument or obligation must be set with reference to the market conditions prevailing at the date on which the instrument or obligation is issued or entered into.

Conditional Share Capital for Employee Participation Purpose. The preemptive rights and the advance subscription rights of shareholders are excluded with respect to shares issued from Tyco Flow Control’s conditional share capital to directors, employees, contractors, consultants or other persons providing services to Tyco Flow Control or any of its subsidiaries.

Dividends

Under Swiss law, dividends may be paid out only if the corporation has sufficient distributable profits from the previous fiscal year, or the corporation has distributable reserves, each as evidenced by the audited annual parent company statutory balance sheet. Distributable reserves are generally booked either as “free reserves” or as “contributed surplus” (contributions received from shareholders) in the “reserve from capital contributions” (Gesetzliche Reserve aus Kapitaleinlagen). Any distribution of dividends must be approved by an absolute majority of the shares represented in person or by proxy at a general meeting of shareholders. Although Tyco Flow Control’s board of directors may propose a dividend distribution to Tyco Flow Control’s shareholders, no dividend can be paid out without a shareholder resolution approving it. Payments out of registered share capital—the aggregate par value of a company’s registered shares—must be made by way of a capital reduction. See “Reduction of Share Capital.”

Under the Swiss Code Tyco Flow Control’s net assets must be greater than the sum of its nominal share capital, the “general reserve” (20% of Tyco Flow Control’s nominal share capital) and the reserve for treasury shares before any distribution may be made. Under current practice, any excess amount of net assets is generally available for distribution to the shareholders. If such distribution is made out of “contributed surplus,” no Swiss Withholding tax will apply. Swiss corporations generally must maintain a separate parent company “statutory” balance sheet in Swiss francs for the purpose of determining the amounts available for the return of capital to shareholders, or a distribution of dividends. A special audit report must confirm that a dividend proposal made to shareholders conforms with the requirements of the Swiss Code and Tyco Flow Control’s articles of association.

Tyco Flow Control intends to declare any dividend in U.S. dollars subject to a cap defined in Swiss francs. The deduction from Tyco Flow Control’s reserve, which is required to be made in Swiss francs, is typically determined based on the U.S. dollar/CHF exchange rate in effect at the relevant times.

Repurchases of Registered Shares

The Swiss Code limits a corporation’s ability to hold or repurchase its own registered shares. Tyco Flow Control and its subsidiaries may only repurchase shares to the extent that sufficient distributable reserves are available, as described under “—Dividends.” The aggregate par value of Tyco Flow Control’s registered shares held by us and Tyco Flow Control’s subsidiaries may not exceed 10% of Tyco Flow Control’s registered share capital. Tyco Flow Control may repurchase its registered shares beyond the statutory limit of 10%, however, if such a repurchase is approved by a shareholder resolution passed at a general meeting and the repurchased shares are dedicated for cancellation. Any registered shares so repurchased will then be cancelled at the next general meeting upon the approval of an absolute majority of the shares represented in person or by proxy at such general meeting. Repurchased registered shares held by us or Tyco Flow Control’s subsidiaries do not carry any voting rights at a general meeting of shareholders and typically do not receive the economic benefits generally associated with the shares.

Reduction of Share Capital

Capital distributions in the form of a distribution of cash or property may result in a reduction of Tyco Flow Control’s nominal share capital recorded in the commercial register. Such a capital reduction requires the approval of an absolute majority of the shares represented in person or by proxy at a general meeting of shareholders. A special audit report must confirm that creditors’ claims remain fully covered despite the reduction to the nominal share capital recorded in the commercial register. Upon approval of the nominal share capital reduction, the board of directors must give public notice of the resolution three times in the Swiss Official Gazette of Commerce and notify creditors that they may request, within two months of the third publication, satisfaction of, or security for, their claims.

General Meetings of Shareholders and Voting Rights

General Meetings of Shareholders

The general meeting of shareholders will be Tyco Flow Control’s supreme corporate body. Ordinary and extraordinary shareholders’ meetings may be held. The following powers will be vested exclusively in the shareholders’ meeting:

•	adoption and amendment of Tyco Flow Control’s articles of association;

•	election and removal of members of the board of directors and the auditors;

•	approval of the annual business report, the stand-alone statutory financial statements and the combined financial statements;

•

payments of dividends and any other distributions of capital to shareholders, excluding share repurchases below 10% of the registered share capital, to the extent that sufficient freely distributable reserves are available;

•	discharge of the members of the board of directors from liability for business conduct during the previous fiscal year to the extent such conduct is known to the shareholders; and

•

any other resolutions that are submitted to a general meeting of shareholders pursuant to law, Tyco Flow Control’s articles of association or by voluntary submission by the board of directors, unless a matter is within the exclusive competence of the board of directors pursuant to the Swiss Code.

Under the Swiss Code and Tyco Flow Control’s articles of association, Tyco Flow Control must hold an annual, ordinary general meeting of shareholders within six months after the end of its fiscal year for the purpose of approving the annual financial statements and the annual business report and for conducting the annual election of directors for the class whose term has expired. Annual general meetings of shareholders may be convened by the board of directors or, under certain circumstances, by the auditors. A general meeting of shareholders can be held anywhere.

The invitation to general meetings must be published in the Swiss Official Gazette of Commerce at least 20 calendar days prior to the relevant general meeting of shareholders. The notice of a meeting must state the items on the agenda, the proposals of the board of directors and the shareholders who requested that a shareholders’ meeting be held or that an item be included on the agenda and, in case of elections, the names of the nominated candidates. No resolutions may be passed at a shareholders’ meeting concerning agenda items for which proper notice was not given, except for proposals made during a shareholders’ meeting to convene an extraordinary shareholders’ meeting or to initiate a special investigation. No prior notice will be required to bring motions related to items already on the agenda or for the discussion of matters as to which no resolution will be taken.

A special general meeting of shareholders may be called upon the resolution of Tyco Flow Control’s board of directors or, under certain circumstances, by the auditors. In addition, Tyco Flow Control’s board of directors is required to convene a special general meeting of shareholders if so resolved by the general meeting of shareholders, or if so requested by shareholders holding an aggregate of at least 10% of the shares with voting rights specifying the items for the agenda and their proposals, or if it appears from the parent company annual statutory balance sheet that half of Tyco Flow Control’s share capital and reserves are not covered by Tyco Flow Control’s assets. In the latter case, Tyco Flow Control’s board of directors must immediately convene an extraordinary general meeting of shareholders and propose financial restructuring measures.

Under Tyco Flow Control’s articles of association and the Swiss Code, any holder of record of shares with a par value of at least 1 million Swiss francs may request that an item be included on the agenda of a general meeting of shareholders and may nominate one or more directors for election. A request for inclusion of an item on the agenda or a nomination of a director must be in writing, must specify the items and proposals and must be submitted in accordance with certain advance notice procedures set forth in Tyco Flow Control’s articles of association.

Under the Swiss Code, a general meeting of shareholders for which a notice of meeting has been duly published may not be adjourned without publishing a new notice of meeting.

Tyco Flow Control’s annual report and auditors’ report must be made available for inspection by the shareholders at Tyco Flow Control’s place of incorporation no later than 20 days prior to the meeting. Each shareholder is entitled to request immediate delivery of a copy of these documents free of charge. Shareholders of record will be notified of this in writing.

Voting

Each registered share carries one vote at a general meeting of shareholders. Voting rights may be exercised by shareholders registered in the share register or by a duly appointed proxy of a registered shareholder or nominee, which proxy need not be a shareholder. Tyco Flow Control’s articles of association will contain a provision regarding voting rights that is customary for Swiss companies. This provision provides that, to be able to exercise voting rights, holders of shares must apply for registration in Tyco Flow Control’s share register (Aktienregister) as shareholders with voting rights. Registered holders of shares may obtain the form of declaration from Tyco Flow Control’s transfer agent, which will be Wells Fargo. In order to exercise their voting rights, subject to exceptions granted by the board of directors, shareholders will be required to disclose their name and address and that they have acquired their shares in their name and for their account. Persons not expressly declaring themselves to be holding shares for their own account will not be registered as shareholders with voting rights. A person or legal entity that directly or indirectly, formally, constructively or beneficially owns or otherwise controls voting rights with respect to 15% or more of the registered share capital recorded in the Commercial Register will be entered in the Commercial Register as a shareholder with voting rights equal to 15% of registered shares less one share only (the “Cap”). Those associated through capital, voting power, joint management or in any other way, or joining for the acquisition of shares are considered as one shareholder, or nominee. Certain exceptions exist with regard to the registration of and the voting by nominees. Failing registration (in person or through a proxy) as shareholders with voting rights, shareholders may not participate in, or vote at, Tyco Flow Control’s shareholders’ meetings, but will be entitled to dividends, preemptive rights and liquidation proceeds. Only shareholders that are registered as shareholders with voting rights on the relevant record date are permitted to participate in and vote at a general shareholders’ meeting. A beneficial owner will not be allowed to cast votes in excess of the Cap. Shareholders holding their shares through a bank, broker or other nominee will not automatically be registered as shareholders in Tyco Flow Control’s share register. If any such shareholder wishes to be registered in Tyco Flow Control’s share register, such shareholder should contact the bank, broker or other nominee through which it holds shares. If any such shareholder wishes to exercise its voting rights, such shareholder should follow the instructions provided by such bank, broker or other nominee or, absent instructions, contact such bank broker or other nominee for instructions.

Treasury shares, whether owned by us or one of Tyco Flow Control’s majority-owned subsidiaries, will not be entitled to vote at general meetings of shareholders.

Pursuant to Tyco Flow Control’s articles of association, the shareholders generally pass resolutions by the affirmative vote of holders of an absolute majority of shares represented and entitled to vote at a general meeting of shareholders. Abstentions will be included in the calculation of the number of shares represented at the meeting for purposes of determining whether a quorum has been achieved and in the number of shares entitled to vote on a matter. Broker non-votes will also be included in the calculation of the number of shares represented at the meeting for purposes of determining whether a quorum has been achieved but will not be included in determining the number of shares entitled to vote on matters with respect to which such shares may not be voted. A broker non-vote occurs when shares held by a broker, bank or other nominee are represented at the meeting, but the nominee has not received voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares on a particular matter. Such nominees may exercise discretion in voting on routine matters, but may not exercise discretion and therefore may not vote on non-routine matters including on the election of directors.

With respect to the election of directors, each holder of registered shares entitled to vote at the election has the right to vote, in person or by proxy, the number of registered shares held by him for as many persons as there are directors to be elected. Directors are elected by the affirmative vote of a plurality of the votes cast (in person or by proxy) at the general meeting of shareholders. A “plurality” means that the individual who receives the largest number of votes cast for a board seat is elected to that board seat. Tyco Flow Control’s regulations will include a policy that any director who does not receive a relative majority of the votes cast must promptly tender his resignation to the board of directors and the board must determine whether to accept or reject it. Tyco Flow Control’s articles of association do not provide for cumulative voting for the election of directors. Tyco Flow Control’s board of directors will be divided into three classes, with each class serving a three-year term. The classes must be substantially equivalent in size.

The acting chair may direct that elections be held by use of an electronic voting system. Electronic resolutions and elections will be considered equal to resolutions and elections taken by way of a written ballot.

Supermajority Voting

The Swiss Code and/or Tyco Flow Control’s articles of association require the affirmative vote of at least two-thirds of the shares represented (in person or by proxy) at a general meeting of shareholders to approve the following matters:

•	a change of the company purpose;

•	the creation of shares with privileged voting rights;

•	the restriction of the transferability of registered shares;

•	the alleviating or withdrawal of restrictions upon the transfer of registered shares;

•	an increase of capital, authorized or subject to a condition;

•	an increase of capital out of equity, against contribution in kind, or for the purpose of acquisition of assets and the granting of special benefits;

•	the limitation or withdrawal of pre-emptive rights;

•	a change of the domicile of Tyco Flow Control;

•	the liquidation of Tyco Flow Control;

•	the removal with or without cause of a serving director;

•	a change in the size of the board of directors without recommendation of the board of directors;

•	the merger, demerger or conversion of Tyco Flow Control; and

•	the conversion of registered shares into bearer shares and vice versa.

The approval of at least 75% of the shares represented at the general meeting of shareholders will be required to approve the following matters:

•	a change to the articles regarding share registration and the voting cap;

•	a change to the timing of the general meeting;

•	a change to the article regarding the rights of shareholders to propose agenda items for general meetings of shareholders;

•	a change to the article regarding voting rights;

•	a change to the article regarding the passage of resolutions and election of directors at general meetings of shareholders;

•	a change to the length of terms of board members;

•	a change to the organization of the board of directors;

•	a change to the duties of directors;

•	a change to the procedures for the dissolution or liquidation of Tyco Flow Control;

•	an amendment to the articles with regard to changing the voting requirement to remove a director or change the size of the board; and

•	an amendment to the articles with regard to changing the supermajority requirements.

Swiss law also imposes a two-thirds supermajority voting requirement in connection with the sale of “all or substantially all of the assets” of a corporation. See “—Other Rights and Share Information—Compulsory Acquisitions; Appraisal Rights.” The same supermajority voting requirements apply to resolutions with respect to transactions governed by the Swiss Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets (the “Merger Act”). Furthermore, the Merger Act requires an affirmative vote of 90% of the outstanding registered shares for so-called “cash-out” or “squeeze-out” mergers. In these limited circumstances, an acquirer controlling 90% of the outstanding registered shares may acquire shares of minority shareholders of the corporation in exchange for compensation other than shares of the acquiring company, for instance, cash or securities of a parent corporation of the acquirer or shares of another corporation.

New York Stock Exchange Voting Requirements

In addition to shareholder approvals required by Swiss law and the articles of association, the NYSE requires a majority shareholder vote with at least 50% of shares represented for certain matters, including:

•	the approval of equity compensation plans (or amendments to such plans);

•

the issuance of shares equal to or in excess of 20% of the voting power of the shares outstanding before the issuance of such shares (subject to certain exceptions, such as public offerings for cash and certain bona fide private placements);

•	certain issuances of shares to related parties; and

•	issuances of shares that would result in a change of control.

Presence Quorum for General Meetings

Tyco Flow Control’s articles of association will provide that all resolutions and elections made at a shareholders’ meeting require the presence, in person or by proxy, of a majority corresponding to a half plus one of all shares entitled to vote, with abstentions and broker non-votes being regarded as present for purposes of establishing a quorum of shareholders.

Other Rights and Share Information

Inspection of Books and Records

Under the Swiss Code, a shareholder has a right to inspect the share register with regard to his own shares and otherwise to the extent necessary to exercise his shareholder rights. No other person has a right to inspect the share register. The books and correspondence of a Swiss corporation may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of Tyco Flow Control’s business secrets. At a general meeting of shareholders, any shareholder may request information from the board of directors concerning Tyco Flow Control’s affairs. Shareholders also may ask the auditors questions regarding their audit of the company. The board of directors and the auditors must answer shareholders’ questions to the extent necessary for the exercise of shareholders’ rights and subject to prevailing business secrets or other material interests of the corporation.

Special Investigation

If the shareholders’ inspection and information rights as outlined above prove to be insufficient, any shareholder may propose to the general meeting of shareholders that specific facts be examined by a special commissioner in a special investigation. If the general meeting of shareholders approves the proposal, Tyco Flow Control or any shareholder, within 30 calendar days after the general meeting of shareholders, may request the court at Tyco Flow Control’s registered office to appoint a special commissioner. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 10% of the share capital or holders of registered shares in an aggregate par value of at least two million Swiss francs may request the court to appoint a special commissioner. The court may issue such an order if the petitioners can demonstrate that the board of directors, any member of the board or an officer infringed the law or Tyco Flow Control’s articles of association and thereby damaged Tyco Flow Control or Tyco Flow Control’s shareholders. The costs of the investigation generally would be allocated to us and only in exceptional cases to the requesting shareholders.

Compulsory Acquisitions; Appraisal Rights

Business combinations and other transactions that are binding on all shareholders are governed by the Merger Act. A statutory merger or demerger requires that at least two-thirds of the registered votes in each case as represented (in person or by proxy) at a general meeting, vote in favor of the transaction. Under the Merger Act, a “demerger” may take two forms:

•

a legal entity may divide all of its assets and transfer such assets to other legal entities, with the shareholders of the transferring entity receiving equity securities in the acquiring entities and the transferring entity dissolving upon deregistration in the commercial register; or

•	a legal entity may transfer all or a portion of its assets to other legal entities, with the shareholders of the transferring entity receiving equity securities in the acquiring entities.

If a transaction under the Merger Act receives all of the necessary consents, all shareholders are compelled to participate in the transaction. See “—General Meetings of Shareholders and Voting Rights.”

Swiss corporations may be acquired through the direct acquisition of their share capital. With respect to corporations limited by shares, the Merger Act permits a “cash-out” or “squeeze-out” merger if the acquirer controls 90% of the outstanding registered shares. In these limited circumstances, minority shareholders of the corporation being acquired may be compensated in a form other than through shares of the acquiring corporation, for instance, through cash or securities of a parent corporation of the acquiring corporation or of another corporation. For business combinations effected in the form of a statutory merger or demerger and subject to Swiss law, the Merger Act provides that, if the equity rights have not been adequately preserved or compensation payments in the transaction are unreasonable, a shareholder may request the competent court to determine a reasonable amount of compensation.

In addition, under Swiss law, the sale of substantially all of the corporation’s assets will require a resolution of the general meeting of shareholders passed by holders of at least two-thirds of the shares represented (in person or by proxy) at a general meeting of shareholders. Whether or not a shareholder resolution is required depends on the particular transaction, including whether the following test is satisfied:

•	the corporation sells a core part of its business, without which it is economically impracticable or unreasonable to continue to operate the remaining business;

•	the corporation’s assets, after the divestment, are not invested in accordance with the corporation’s statutory business purpose; and

•

the proceeds of the divestment are not earmarked for reinvestment in accordance with the corporation’s business purpose but, instead, are intended for distribution to shareholders or for financial investments unrelated to the corporation’s business.

Transactions with Interested Shareholders

Under Swiss law, there generally is no prohibition of business combinations with interested shareholders. In certain circumstances, however, shareholders and members of the board of directors of Swiss corporations, as well as certain persons associated with them, must refund any payments they receive that are not made on an arm’s length basis.

Corporate Governance

In addition to articles of association, Swiss corporations enact organizational rules in the form of organizational regulations which further define the tasks and duties of the board of directors and executive management. The organizational regulations are enacted and amended by the board of directors and will be attached as an exhibit to this Prospectus.

Duration; Dissolution; Rights upon Liquidation

Tyco Flow Control’s duration is unlimited. Tyco Flow Control may be dissolved at any time with the approval of shareholders holding at least two-thirds of the registered votes as represented (in person or by proxy) at a general meeting. Dissolution by court order is possible if Tyco Flow Control becomes bankrupt, or for cause at the request of shareholders holding at least 10% of Tyco Flow Control’s registered share capital. Under Swiss law, any surplus arising out of liquidation, after the settlement of all claims of all creditors, will be distributed to shareholders in proportion to the paid-up par value of registered shares held, subject to Swiss withholding tax requirements.

Uncertificated Shares

Tyco Flow Control will be is authorized to issue registered shares in certificated or uncertificated form. Tyco Flow Control intends to use only uncertificated shares in accordance with article 973c of the Swiss Code (Wertrechte). Share certificates will not be available for individual physical delivery but a shareholder may at any time request an attestation of the number of shares held by it, as reflected in the share register.

No Sinking Fund

The registered shares have no sinking fund provisions.

No Redemption and Conversion

The registered shares are not convertible into shares of any other class or series or subject to redemption either by us or by the holder of the shares.

Transfer and Registration of Shares

Subject to the voting rights limitations described above, Tyco Flow Control does not intend to impose any restrictions applicable to the transfer of Tyco Flow Control’s registered shares. So long as the shares constitute intermediated securities within the meaning of FISA, shares may be transferred by crediting the relevant transferred shares to a securities account of the transferee or as otherwise permitted under applicable law.

Tyco Flow Control’s share register will initially be kept by Wells Fargo. The share register reflects only record owners of Tyco Flow Control’s shares. Beneficial owners of shares who hold shares through a nominee may exercise their shareholders’ rights through the intermediation of such nominee. See also “Voting.” Swiss law does not recognize fractional share interests.

Notices

In accordance with Tyco Flow Control’s articles of association, notices to shareholders are validly made by publication in the Swiss Official Gazette (Schweizerisches Handelsamtsblatt).

Conflict of Interests

Swiss law does not have a general provision on conflict of interest. However, the Swiss Code contains a provision that requires board members and executive officers to safeguard the interest of a company and, in this connection, imposes a duty of loyalty on its board members and executive officers. The duty of loyalty is generally understood to disqualify a director or senior officer of a company from participation in decisions that directly affect such director or officer. A company’s directors and officers are personally liable to the company for breach of this provision. In addition, the Swiss Code contains provisions under which directors and officers engaged in the management of a company are liable to the company, each shareholder and the company’s creditors for damages caused by an intentional or negligent violation of their duties.

Tyco Flow Control’s articles of association also address conflict of interest issues. Tyco Flow Control’s board members are required to declare if they are a party to, or otherwise interested in, any contract, transaction or other arrangement with Tyco Flow Control, or in which Tyco Flow Control is otherwise interested, and if they are a director or officer of, or employed by, or a party to any contract or transaction or other arrangement with, or otherwise interested in, any company or other person promoted by Tyco Flow Control or in which Tyco Flow Control is interested. In such a case, the director is required to observe certain notice requirements and receive the approval or authorization of a majority of the disinterested members of the board of directors.

Borrowing Power

Neither Swiss law nor Tyco Flow Control’s articles of association restrict in any way Tyco Flow Control’s power to borrow and raise funds. The decision to borrow funds is made by or upon delegation by Tyco Flow Control’s board of directors; no shareholders’ resolution is generally required in relation to any such borrowing.

Limitation of Liability and Indemnification

Tyco Flow Control’s articles of association will provide that it will indemnify and hold harmless, to the fullest extent permitted by Swiss law, the existing and former members of the board of directors and officers from and against all costs, charges, losses, damages and expenses actually incurred in connection with any threatened, pending or completed actions, suits or proceedings—whether civil, criminal, administrative or investigative—by reason of the fact that such individual was a director or officer; provided, however, that this indemnity shall not extend to any matter in which any of said persons is found, in a final judgment or decree of a court or governmental or administrative authority of competent jurisdiction not subject to appeal, to have committed an intentional or grossly negligent breach of his statutory duties as a member of the board of directors or officer.

Tyco Flow Control will maintain insurance to reimburse Tyco Flow Control’s directors and officers and those of Tyco Flow Control’s subsidiaries for charges and expenses incurred by them for wrongful acts claimed against them by reason of their being or having been directors or officers of Tyco Flow Control or its subsidiaries.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions or otherwise, Tyco Flow Control has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

After the Distribution, the transfer agent and registrar for Tyco Flow Control’s common shares will be Wells Fargo.

Listing

Tyco Flow Control intends to list Tyco Flow Control’s common shares on the New York Stock Exchange under the trading symbol “PNR.”

LEGAL MATTERS

The validity of the Tyco Flow Control common shares distributed by Tyco to Tyco shareholders pursuant to the Separation and Distribution Agreement will be passed upon for Tyco Flow Control by Homburger AG. Cravath, Swaine & Moore LLP will provide to Pentair a legal opinion regarding certain U.S. federal income tax matters relating to the Merger. McDermott Will & Emery LLP will provide to Tyco legal opinions regarding certain U.S. federal income tax matters relating to the spin-off and the Merger.

EXPERTS

The consolidated financial statements of Pentair Inc. as of December 31, 2011 and December 31, 2010 and for each of the three years in the period ended December 31, 2011, and the related financial statement schedule, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of the flow control business of Tyco International Ltd. as of September 30, 2011 and September 24, 2010 and for each of the three years in the period ended September 30, 2011, and the related financial statement schedule, and the financial statements of Tyco Flow Control International Ltd. as of September 30, 2011 and September 24, 2010 and for each of the three years in the period ended September 30, 2011 included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-1 with the SEC with respect to our common shares being distributed as contemplated by this Prospectus. This Prospectus is a part of, and does not contain all of the information set forth in, the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to our company and our common shares, please refer to the Registration Statement, including its exhibits and schedules. Statements made in this Prospectus relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website referenced in this Prospectus does not and will not constitute a part of this Prospectus or the Registration Statement on Form S-1 of which this Prospectus is a part.

As a result of the Distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning us at the following address:

Tyco Flow Control International Ltd.

Investor Relations

Tel:

Fax:

We intend to furnish holders of our common shares with annual reports containing consolidated financial statements prepared in accordance with United States generally accepted accounting principles and audited and reported on, with an opinion expressed thereto, by an independent registered public accounting firm.

Pentair files reports (including annual, quarterly and current reports which contain audited financial statements), proxy statements and other information with the SEC. Copies of Pentair’s filings with the SEC are available to investors without charge by request made to Pentair in writing or by telephone with the following contact information or through Pentair’s website at www.pentair.com:

Pentair, Inc.

500 Wayzata Boulevard, Suite 800

Minneapolis, Minnesota 55416

Attention: Investor Relations Department

Tel: (763) 545-1730

Fax: (763) 545-1730

You may also obtain printer-friendly versions of Pentair’s SEC reports at http://pentair.com/investors.aspx. However, Pentair is not incorporating the information on Pentair’s website other than the filings listed below into this Prospectus or the Registration Statement. Pentair’s filings with the SEC are available to the public over the internet at the SEC’s website at www.sec.gov, or at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for more information on the public reference facilities.

You should rely only on the information contained in this Prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this Prospectus.

INDEX TO COMBINED FINANCIAL STATEMENTS

FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL LTD.

INDEX TO COMBINED INTERIM FINANCIAL STATEMENTS

FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL LTD.

TYCO FLOW CONTROL INTERNATIONAL LTD.

TYCO FLOW CONTROL INTERNATIONAL LTD.

PENTAIR, INC. AND SUBSIDIARIES

INDEX TO INTERIM FINANCIAL STATEMENTS

PENTAIR, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Tyco International Ltd. Board of Directors:

We have audited the accompanying combined balance sheet of the Flow Control business of Tyco International Ltd. (the “Company”) as of September 30, 2011 and September 24, 2010 and the related combined statements of operations, parent company equity, and of cash flows for each of the three fiscal years in the period ended September 30, 2011. Our audits also included the financial statement schedule listed in the Index at page F-1. The combined financial statements include the accounts of certain Flow Control businesses of Tyco International Ltd. (“Tyco”), which are under the common ownership, control and oversight of Tyco. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2011 and September 24, 2010, and the results of its operations and its cash flows for each of the three fiscal years in the period ended September 30, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the combined financial statements, the Company is comprised of the assets and liabilities used in managing and operating the Company. The combined financial statements also include allocations from Tyco. These allocations may not be reflective of the actual level of assets, liabilities, or costs which would have been incurred had the Company operated as a separate entity apart from Tyco.

DELOITTE & TOUCHE LLP

New York, New York

May 7, 2012

FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL LTD.

COMBINED STATEMENTS OF OPERATIONS

Fiscal Years Ended September 30, 2011, September 24, 2010 and September 25, 2009

	2011	2010	2009
	($ in millions)
Net revenue	$3,648	$3,381	$3,492
Cost of revenue	2,478	2,251	2,259

Gross profit	1,170	1,130	1,233
Selling, general and administrative expenses	825	772	767
Goodwill impairment	35	—	—
Restructuring, asset impairment and divestiture charges, net (see Notes 2 and 3)	4	27	15

Operating income	306	331	451
Interest income	11	5	7
Interest expense	(52)	(55)	(66)
Other income, net	—	1	—

Income from continuing operations before income taxes	265	282	392
Income tax expense	(112)	(98)	(159)

Income from continuing operations	153	184	233
Income from discontinued operations, net of income taxes	172	17	29

Net income	325	201	262
Less: noncontrolling interest in subsidiaries net income	1	—	—

Net income attributable to Parent Company Equity	$324	$201	$262

Amounts attributable to Parent Company Equity:
Income from continuing operations	$152	$184	$233
Income from discontinued operations	172	17	29

Net income attributable to Parent Company Equity	$324	$201	$262

See Notes to Audited Combined Financial Statements

FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL LTD.

COMBINED BALANCE SHEETS

As of September 30, 2011 and September 24, 2010

	2011	2010
	($ in millions)
Assets
Current Assets:
Cash and cash equivalents	$122	$146
Accounts receivable trade, less allowance for doubtful accounts of $23 and $35, respectively	716	608
Inventories	772	644
Prepaid expenses and other current assets	180	115
Deferred income taxes	79	73
Assets held for sale	—	322

Total current assets	1,869	1,908
Property, plant and equipment, net	607	499
Goodwill	2,137	1,908
Intangible assets, net	127	66
Other assets	404	301

Total Assets	$5,144	$4,682

Liabilities and Parent Company Equity
Current Liabilities:
Current maturities of long-term debt, including allocated debt of nil and $98, respectively (see Note 7)	$—	$98
Accounts payable	336	299
Accrued and other current liabilities	532	459
Liabilities held for sale	—	99

Total current liabilities	868	955
Long-term debt, including allocated debt of $859 and $671, respectively (see Note 7)	876	689
Other liabilities	388	401

Total Liabilities	2,132	2,045

Commitments and contingencies (see Note 11)
Redeemable noncontrolling interest (see Note 15)	93	—

Parent Company Equity:
Parent company investment	2,430	2,050
Accumulated other comprehensive income	489	587

Total Parent Company Equity	2,919	2,637

Total Liabilities, Redeemable Noncontrolling Interest and Parent Company Equity	$5,144	$4,682

See Notes to Audited Combined Financial Statements

FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL LTD.

COMBINED STATEMENTS OF CASH FLOWS

Fiscal Years Ended September 30, 2011, September 24, 2010 and September 25, 2009

	2011	2010	2009
	($ in millions)
Cash Flows From Operating Activities:
Net income attributable to Parent Company Equity	$324	$201	$262
Noncontrolling interest in subsidiaries net income	1	—	—
Income from discontinued operations, net of income taxes	(172)	(17)	(29)

Income from continuing operations	153	184	233

Adjustments to reconcile net cash provided by (used in) operating activities:
Depreciation and amortization	72	67	63
Goodwill impairment	35	—	—
Non-cash compensation expense	12	12	11
Deferred income taxes	21	(37)	27
Provision for losses on accounts receivable and inventory	3	17	26
Other non-cash items	(8)	(1)	4
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:
Accounts receivable	(91)	52	(30)
Inventories	(94)	25	92
Prepaid expenses and other current assets	(21)	23	29
Accounts payable	28	16	(107)
Accrued and other liabilities	(12)	10	10
Income taxes payable	32	41	35
Deferred revenue	10	(2)	39
Other	21	(19)	(56)

Net cash provided by operating activities	161	388	376

Net cash (used in) provided by discontinued operating activities	(8)	20	36

Cash Flows From Investing Activities:
Capital expenditures	(82)	(98)	(100)
Proceeds from sale of fixed assets	3	7	4
Acquisition of businesses, net of cash acquired	(303)	(104)	(3)
Divestiture of businesses, net of cash divested	35	—	—
Other	6	3	1

Net cash used in investing activities	(341)	(192)	(98)

Net cash provided by discontinued investing activities	258	3	65

Cash Flows From Financing Activities:
Repayments of current maturities of long-term debt	(66)	(2)	—
Allocated debt activity	91	(110)	109
Change in due (from) to Tyco and affiliates	(96)	75	(49)
Change in parent company investment	(22)	(270)	(513)
Transfers from discontinued operations	250	23	101

Net cash provided by (used in) financing activities	157	(284)	(352)

Net cash used in discontinued financing activities	(250)	(23)	(101)

Effect of currency translation on cash	(1)	5	1
Net decrease in cash and cash equivalents	(24)	(83)	(73)
Cash and cash equivalents at beginning of year	146	229	302

Cash and cash equivalents at end of year	$122	$146	$229

Supplementary Cash Flow Information:
Interest paid	$48	$50	$62
Income taxes paid, net of refunds	58	93	98

See Notes to Audited Combined Financial Statements

FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL LTD.

COMBINED STATEMENTS OF PARENT COMPANY EQUITY

Fiscal Years Ended September 30, 2011, September 24, 2010 and September 25, 2009

	Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent Company Equity
	($ in millions)
Balance as of September 26, 2008	$2,231	$648	$2,879
Comprehensive income:
Net income attributable to Parent Company Equity	262		262
Currency translation		16	16
Retirement plans, net of income tax expense of $1		(12)	(12)

Total comprehensive income			266
Net transfers to Parent	(433)		(433)
Cumulative effect of adopting a new accounting principle, net of income tax expense of nil and $3 (see Note 12)	(1)	8	7

Balance as of September 25, 2009	2,059	660	2,719
Comprehensive income:
Net income attributable to Parent Company Equity	201		201
Currency translation		(68)	(68)
Retirement plans, net of income tax benefit of $1		(5)	(5)

Total comprehensive income			128
Net transfers to Parent	(210)		(210)

Balance as of September 24, 2010	2,050	587	2,637
Comprehensive income:
Net income attributable to Parent Company Equity	324		324
Currency translation		(96)	(96)
Retirement plans net of income tax benefit of nil		(2)	(2)

Total comprehensive income			226
Net transfers from Parent	56		56

Balance as of September 30, 2011	$2,430	$489	$2,919

See Notes to Audited Combined Financial Statements

FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Spin-Off—On September 19, 2011, Tyco International Ltd. announced that its board of directors approved a plan to separate Tyco International Ltd. (“Tyco” or “Parent”) into three separate, publicly traded companies (the “Spin-Off”), identifying the Flow Control Business (the “Company” or “Flow Control”) as one of those three companies. The Spin-Off is expected to be completed by the end of the third calendar quarter of 2012 through a tax-free pro rata distribution of all of the equity interest in the flow control business. Upon completion of the Spin-Off, Tyco Flow Control International Ltd. will become the parent of the Company.

Completion of the proposed Spin-Off is subject to certain conditions, including final approval by the Tyco Board of Directors and shareholders, receipt of tax opinions and rulings and the filing and effectiveness of registration statements with the Securities and Exchange Commission (“SEC”). The Spin-Off will also be subject to the completion of any necessary financing.

Basis of Presentation—The Combined Financial Statements include the combined operations, assets and liabilities of the Company. The Combined Financial Statements have been prepared in United States dollars (“USD”) and in accordance with generally accepted accounting principles in the United States (“GAAP”). Unless otherwise indicated, references to 2011, 2010 and 2009 are to Flow Control’s fiscal years ending September 30, 2011, September 24, 2010 and September 25, 2009, respectively.

Additionally, the Combined Financial Statements do not necessarily reflect what the Company’s combined results of operations, financial position and cash flows would have been had the Company operated as an independent, publicly traded company during the periods presented. To the extent that an asset, liability, revenue or expense is directly associated with the Company, it is reflected in the accompanying Combined Financial Statements. General corporate overhead, debt and related interest expense have been allocated by Tyco to the Company. Management believes such allocations are reasonable; however, they may not be indicative of the actual results of the Company had the Company been operating as an independent, publicly traded company for the periods presented or the amounts that will be incurred by the Company in the future. Note 7 (“Debt”) provides further information regarding debt related allocations and Note 8 (“Related Party Transactions”) provides further information regarding allocated expenses.

The Company has a 52 or 53-week fiscal year that ends on the last Friday in September. Fiscal year 2011 was a 53-week year. Fiscal years 2010 and 2009 were 52-week years.

The Company operates and reports financial and operating information in the following three reportable segments:

•	Valves & Controls – Designs, manufactures and markets valves, actuators and controls providing products, services and solutions throughout the energy and process industries.

•

Thermal Controls – Provides complete heat management solutions for heat tracing, floor heating, snow melting and de-icing, fire and performance wiring, specialty heating and sensing for industrial commercial and residential use.

•	Water & Environmental Systems – Designs, manufactures, installs and services products and environmental instrumentation relating to water and wastewater systems and air applications.

The Company also provides general corporate services to our segments and these costs are reported as Corporate.

The Company conducts business through its operating subsidiaries. All intercompany transactions have been eliminated. The results of companies acquired or disposed of during the year are included in the Combined Financial Statements from the effective date of acquisition or up to the date of disposal. See Notes 2 (“Divestitures”) and 4 (“Acquisitions”). References to the segment data are to the Company’s continuing operations.

Use of Estimates—The preparation of the Combined Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenue and expenses. Significant estimates in these Combined Financial Statements include restructuring charges, allowances for doubtful accounts receivable, estimates of future cash flows associated with asset impairments, useful lives for depreciation and amortization, loss contingencies (including legal, environmental and asbestos reserves), insurance reserves, net realizable value of inventories, estimated contract revenue and related costs, income taxes and tax valuation allowances and pension and postretirement employee benefit expenses. Actual results could differ materially from these estimates.

Revenue Recognition—Revenue from the sales of products is recognized at the time title and risks and rewards of ownership pass. This is generally when the products reach the free-on-board shipping point, the sales price is fixed and determinable and collection is reasonably assured.

Contract sales for construction-related projects are recorded primarily under the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related total cost of the project at completion. The extent of progress toward completion is generally measured based on the ratio of actual cost incurred to total estimated cost at completion. Revisions to cost estimates as contracts progress have the effect of increasing or decreasing profits each period. Provisions for anticipated losses are made in the period in which they become determinable.

Provisions for certain rebates, sales incentives, trade promotions, product returns and discounts to customers are accounted for as reductions in determining sales in the same period the related sales are recorded. These provisions are based on terms of arrangements with direct, indirect and other market participants. Rebates are estimated based on sales terms, historical experience and trend analysis.

Accounts receivable and other long-term receivables included retainage provisions of $10 million as of September 30, 2011 and $9 million as of September 24, 2010. There were no amounts unbilled as of both September 30, 2011 and September 24, 2010. As of September 30, 2011, the retainage provision included $9 million that is expected to be collected during fiscal year 2012.

Research and Development—Research and development (R&D) expenditures, which amounted to $18 million, $18 million and $11 million for 2011, 2010 and 2009, respectively, are expensed when incurred and are included in cost of revenue. R&D expenses include salaries, direct costs incurred and building and overhead expenses.

Advertising—Advertising costs, which amounted to $8 million, $6 million and $6 million for 2011, 2010 and 2009, respectively, are expensed when incurred and are included in selling, general and administrative expenses.

Acquisition and Integration Costs—Acquisition and integration costs are expensed when incurred and are included in selling, general and administrative expenses.

Translation of non-U.S. Currency—For the Company’s non-U.S. subsidiaries that account in a functional currency other than U.S. dollars, assets and liabilities are translated into U.S. dollars using period-end exchange rates. Revenue and expenses are translated at the average exchange rates in effect during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income in the Combined Statement of Parent Company Equity.

Gains and losses resulting from non-U.S. currency transactions are reflected in selling, general and administrative expenses.

Cash and Cash Equivalents—All highly liquid investments with original maturities of three months or less from the time of purchase are considered to be cash equivalents.

Allowance for Doubtful Accounts—The allowance for doubtful accounts receivable reflects the best estimate of probable losses inherent in Flow Control’s receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

Inventories—Inventories are recorded at the lower of cost (primarily first-in, first-out) or market value. The Company provides a reserve for estimated inventory obsolescence or unmarketable inventory equal to the difference between the cost of inventory and estimated fair value based on assumptions of future demand and market conditions. The Company ages its inventory with no recent demand and applies various valuation factors based on the length of time since the last demand from customers for such material.

Property, Plant and Equipment, Net—Property, plant and equipment, net is recorded at cost less accumulated depreciation. Depreciation expense for 2011, 2010 and 2009 was $65 million, $62 million and $60 million, respectively. Maintenance and repair expenditures are charged to expense when incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings and related improvements	Up to 50 years
Leasehold improvements	Lesser of remaining term of the lease or economic useful life
Other machinery, equipment and furniture and fixtures	2 to 21 years

Long-Lived Asset Impairments—The Company reviews long-lived assets, including property, plant and equipment and amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. The Company performs undiscounted operating cash flow analyses to determine if impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, the Company groups assets and liabilities at the lowest level for which cash flows are separately identified. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Goodwill and Indefinite-Lived Intangible Asset Impairments—Goodwill and indefinite-lived intangible assets are assessed for impairment annually and more frequently if triggering events occur. See Note 6 (“Goodwill and Intangible Assets”). In performing these assessments, management relies on various factors, including operating results, business plans, economic projections, anticipated future cash flows, comparable transactions and other market data. There are inherent uncertainties related to these factors which require judgment in applying them to the testing of goodwill and indefinite-lived intangible assets for impairment. The Company performs its annual impairment tests for goodwill and indefinite-lived intangible assets on the first day of the fourth quarter of each year.

When testing for goodwill impairment, the Company first compares the fair value of a reporting unit with its carrying amount. Fair value for the goodwill impairment test is determined utilizing a discounted cash flow analysis based on the Company’s future budgets discounted using market participants’ weighted-average cost of capital and market indicators of terminal year cash flows. Other valuation methods are used to corroborate the discounted cash flow method. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired and further tests are performed to measure the amount of impairment loss. In the second step of the goodwill impairment test, the Company compares the implied fair value of the reporting unit’s goodwill with the carrying amount of the reporting unit’s goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill.

Parent Company Investment—Parent company investment in the Combined Balance Sheets represents Tyco’s historical investment in the Company, the Company’s accumulated net earnings after taxes and the net effect of transactions with and allocations from Tyco. Note 8 (“Related Party Transactions”) provides additional information regarding the allocation to the Company of various expenses incurred by Tyco.

Product Warranty—The Company records estimated product warranty costs at the time of sale. Products are warranted against defects in material and workmanship when properly used for their intended purpose, installed correctly and appropriately maintained. Standard product warranties are implicit in our sales. However, in certain of our businesses, customers may negotiate additional warranties as an element of the purchase contract or as a separately purchased component. The warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor and in certain instances estimated property damage.

Environmental Costs—The Company is subject to laws and regulations relating to protecting the environment. It provides for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated. See Note 11 (“Commitments and Contingencies”).

Income Taxes—For purposes of the Company’s Combined Financial Statements, income tax expense and deferred tax balances have been recorded as if it filed tax returns on a stand-alone basis separate from Tyco (“Separate Return Method”). The Separate Return Method applies the accounting guidance for income taxes to the stand-alone financial statements as if the Company was a separate taxpayer and a stand-alone enterprise for the periods presented. The calculation of income taxes for the Company on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. Historically, the Company has largely operated within Tyco’s group of legal entities, including several U.S. consolidated tax groups, various non-U.S. tax groups and stand alone non-U.S. subsidiaries. In certain instances, tax losses and credits utilized by the Company within the Tyco group of entities may not be available to the Company going forward. In other instances, tax losses or credits generated by Tyco’s other businesses will be available to the Company going forward after the Distribution.

In determining taxable income for the Company’s Combined Financial Statements, the Company must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In evaluating the Company’s ability to recover its deferred tax assets the Company considers all available evidence, positive and negative, including its past operating results, the existence of cumulative losses in the most recent years and its forecast of future taxable income. In estimating future taxable income, the Company develops assumptions including the amount of future pre-tax income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates it is using to manage the underlying businesses.

The Company currently has recorded valuation allowances that it will maintain until it is more-likely-than-not the deferred tax assets will be realized. The Company’s income tax expense recorded in the future may be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income including but not limited to any future restructuring activities may require that the Company record an additional valuation allowance against its deferred tax assets. An increase in the valuation allowance could result in additional income tax expense in such period and could have a significant impact on the Company’s future earnings.

The tax carryforwards reflected in the Company’s Combined Financial Statements are calculated on a hypothetical stand-alone income tax return basis. The tax carryforwards include net operating losses and tax credits. The Company’s post spin-off tax carryforwards will be different than those reflected in the Company’s Combined Financial Statements.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management records the affect of a tax rate or law change on the Company’s deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on the Company’s results of operations, financial condition or cash flows.

In addition, the calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determine the liabilities are no longer necessary. For purposes of the Company’s Combined Financial Statements, these estimated tax liabilities have been computed on a separate return basis.

Asbestos-Related Contingencies and Insurance Receivables—The Company and certain of its subsidiaries along with numerous other companies are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. The Company’s estimate of the liability and corresponding insurance recovery for pending and future claims and defense costs is predominantly based on claim experience over the past five years, and a projection which covers claims expected to be filed, including related defense costs, over the next seven years on an undiscounted basis. Due to the high degree of uncertainty regarding the pattern and length of time over which claims will be made and then settled or litigated, the Company uses multiple estimation methodologies based on varying scenarios of potential outcomes to estimate the range of loss. The Company has concluded that estimating the liability beyond the seven year period will not provide a reasonable estimate, as these uncertainties increase significantly as the projection period lengthens. However, it is possible claims will be received beyond the seven year period.

In connection with the recognition of liabilities for asbestos-related matters, the Company records asbestos-related insurance recoveries that are probable. The Company’s estimate of asbestos-related insurance recoveries represents estimated amounts due to the Company for previously paid and settled claims and the probable reimbursements relating to its estimated liability for pending and future claims. In determining the amount of insurance recoverable, the Company considers a number of factors, including available insurance, allocation methodologies, solvency and creditworthiness of the insurers.

Insurable Liabilities—The Company insures workers’ compensation, property, product, general and auto liabilities through a wholly owned subsidiary of Tyco, a captive insurance company, which retains the risk of loss. The captive’s policies covering these risks are deductible reimbursement policies. Tyco has insurance for losses in excess of the captive insurance company policies’ limits through third-party insurance companies.

These insurance costs have been allocated to the Company on a specific identification basis by Tyco. Management believes the allocations are reasonable; however, they may not be indicative of the actual insurance costs of the Company had the Company been operating as an independent, stand-alone entity for the periods presented. See Note 8 (“Related Party Transactions”).

Recently Issued Accounting Pronouncements—In June 2011, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance for the presentation of comprehensive income. The guidance amended the reporting of Other Comprehensive Income (“OCI”) by eliminating the option to present OCI as part of the Combined Statements of Parent Company Equity. The amendment will not impact the accounting for OCI, but only its presentation in the Company’s Combined Financial Statements. The guidance requires that items of net income and OCI be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements which include total net income and its components, consecutively followed by total OCI and its components to arrive at total comprehensive income. In December 2011, the FASB issued authoritative guidance to defer the effective date for those aspects of the guidance relating to the presentation of reclassification adjustments out of accumulated other comprehensive income by component. The guidance must be applied retrospectively and is effective for the Company in the first quarter of fiscal year 2013, with early adoption permitted. The Company is currently assessing the timing of its adoption of the guidance.

In September 2011, the FASB issued authoritative guidance which expanded and enhanced the existing disclosures related to multi-employer pension and other postretirement benefit plans. The amendments require additional quantitative and qualitative disclosures to provide more detailed information including the significant multi-employer plans in which the Company participates, the level of the Company’s participation and contributions, and the financial health and indication of funded status, which will provide users of financial statements with a better understanding of the employer’s involvement in multi-employer benefit plans. The guidance must be applied retrospectively and is effective for the Company for the fiscal year 2012 annual period, with early adoption permitted. The Company is currently assessing the timing of its adoption of the guidance along with what impact, if any, the guidance will have on its annual disclosures.

In September 2011, the FASB issued authoritative guidance which amends the process of testing goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not, defined as having a likelihood of more than fifty percent, that the fair value of a reporting unit is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, performing the traditional two step goodwill impairment test is unnecessary. If an entity concludes otherwise, it would be required to perform the first step of the two step goodwill impairment test. If the carrying amount of the reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test. However, an entity has the option to bypass the qualitative assessment in any period and proceed directly to step one of the impairment test. The guidance is effective for the Company for interim and annual impairment testing beginning in the first quarter of fiscal year 2013, with early adoption permitted. The Company is currently assessing the timing of its adoption of the guidance.

2. DIVESTITURES

From time to time, the Company may dispose of businesses that do not align with its long-term strategy.

Fiscal Year 2011

On July 22, 2011, the Company sold its Israeli water business which was part of the Company’s Water & Environmental Systems segment. The sale was completed for approximately $35 million in cash proceeds and a

$7 million pre-tax gain was recorded within restructuring, asset impairment and divestiture charges, net in the Company’s Combined Statements of Operations.

On September 30, 2010, the Company sold its European water business which was part of the Company’s Water & Environmental Systems segment. The sale was completed for approximately $264 million in cash proceeds, net of $7 million of cash divested on sale, and a pre-tax gain of $174 million was recorded, which was largely exempt from tax. The gain was recorded in income from discontinued operations, net of income taxes in the Company’s Combined Statements of Operations.

Fiscal Year 2010

During fiscal year 2010, the Company completed the sale of its KD Valves business which was part of the Company’s Valves & Controls segment. The sale was completed for approximately $9 million in cash proceeds, net of $2 million of cash divested on sale, and a pre-tax gain of $1 million was recorded. The gain was recorded in income from discontinued operations, net of income taxes in the Company’s Combined Statements of Operations. Additionally, during the third quarter of 2010, the Company approved a plan to sell its European water business, which subsequently closed on September 30, 2010 as discussed in fiscal year 2011 above. These businesses met the held for sale and discontinued operations criteria and were included in discontinued operations for all periods presented.

Fiscal Year 2009

In July 2008, the Company substantially completed the sale of its Infrastructure Services business, which met the criteria to be presented as discontinued operations. In order to complete the sale of the remaining Infrastructure Services businesses, Earth Tech Brasil Ltda. (“ET Brasil”), the Earth Tech UK businesses and certain assets in China, the Company was required to obtain consents and approvals to transfer the legal ownership of the businesses and assets. By the fourth quarter of fiscal year 2009, the Company received all the necessary consents and approvals to transfer the legal ownership of the businesses and assets and received cash proceeds of $61 million. As a result of the fiscal year 2009 dispositions, a net pre-tax gain of $33 million was recorded in income from discontinued operations, net of income taxes in the Company’s Combined Statements of Operations for the year ended September 25, 2009.

During fiscal year 2009, the Company completed the sale of its Manibs business, which was part of the Company’s Water & Environmental Systems segment. The sale was completed for approximately $2 million of cash proceeds and a pre-tax loss of $5 million was recorded in income from discontinued operations, net of income taxes in the Company’s Combined Statements of Operations. The Company also completed the sale of its Nu Torque business, which was part of the Company’s Valves & Controls segment. The sale was completed for approximately $5 million of cash proceeds and a pre-tax loss of $1 million was recorded in income from discontinued operations, net of income taxes in the Company’s Combined Statements of Operations. Both business met the held for sale and discontinued operations criteria and were included in discontinued operations for all periods presented.

Financial information related to discontinued operations is as follows ($ millions):

	2011	2010	2009
Net revenue	$3	$330	$373

Pre-tax (loss) income from discontinued operations	$(5)	$28	$18
Pre-tax income (loss) on sale of discontinued operations	173	(1)	20
Income tax benefit (expense)	4	(10)	(9)

Income from discontinued operations, net of income taxes	$172	$17	$29

There were no material pending divestitures as of September 30, 2011. Balance sheet information for material pending divestitures as of September 24, 2010 was as follows ($ in millions):

2010
Accounts receivable, net	$70
Inventories	71
Prepaid expenses and other current assets	11
Property, plant and equipment, net	59
Goodwill and intangible assets, net	105
Other assets	6

Total assets	$322

Accounts payable	43
Accrued and other current liabilities	32
Other liabilities	24

Total liabilities	$99

3. RESTRUCTURING AND ASSET IMPAIRMENT CHARGES, NET

From time to time, the Company will initiate various restructuring actions which result in employee severance, facility exit and other restructuring costs as are described below.

The Company recorded restructuring and asset impairment charges, net by program and classified these in the Combined Statement of Operations as follows ($ in millions):

	For the Year Ended September 30, 2011	For the Year Ended September 24, 2010	For the Year Ended September 25, 2009
2011 program	$11	$—	$—
2009 program	(1)	27	18

Total restructuring and asset impairment charges, net	$10	$27	$18

Charges reflected in cost of revenue	$—	$1	$3
Charges (credits) reflected in selling, general and administrative (“SG&A”)	(1)	(1)	—
Charges reflected in restructuring, asset impairment and divestiture charges, net	11	27	15

2011 Program

Restructuring and asset impairment charges, net, during the year ended September 30, 2011 are as follows ($ in millions):

	For the Year Ended September 30, 2011
	Employee Severance and Benefits	Facility Exit and Other Charges	Charges Reflected in SG&A	Total
Valves & Controls	$3	$3	$(1)	$5
Thermal Controls	2	—	—	2
Water & Environmental Systems	4	—	—	4

Total	$9	$3	$(1)	$11

The rollforward of the reserves from September 24, 2010 to September 30, 2011 is as follows ($ in millions):

Balance as of September 24, 2010	$—
Charges	13
Reversals	(1)
Utilization	(6)

Balance as of September 30, 2011	$6

Restructuring reserves for businesses that have met the held for sale criteria are included in liabilities held for sale on the Combined Balance Sheets and excluded from the table above. See Note 2 (“Divestitures”).

2009 Program

Restructuring and asset impairment charges, net, during the years ended September 30, 2011, September 24, 2010 and September 25, 2009 related to the restructuring actions identified during fiscal year 2010 and 2009 are as follows ($ in millions):

	00000000	00000000	00000000	00000000	00000000
	For the Year Ended September 30, 2011
	Employee Severance and Benefits	Facility Exit and Other Charges	Charges Reflected in Cost of Revenue	Charges Reflected in SG&A	Total
Valves & Controls	$(1)	$—	$—	$—	$(1)
Thermal Controls	—	—	—	—	—
Water & Environmental Systems	—	—	—	—	—
Corporate	—	—	—	—	—

Total	$(1)	$—	$—	$—	$(1)

	For the Year Ended September 24, 2010
	Employee Severance and Benefits	Facility Exit and Other Charges	Charges Reflected in Cost of Revenue	Charges Reflected in SG&A	Total
Valves & Controls	$11	$7	$—	$(1)	$17
Thermal Controls	2	1	—	—	3
Water & Environmental Systems	3	—	—	—	3
Corporate	3	—	1	—	4

Total	$19	$8	$1	$(1)	$27

	For the Year Ended September 25, 2009
	Employee Severance and Benefits	Facility Exit and Other Charges	Charges Reflected in Cost of Revenue	Total
Valves & Controls	$5	$4	$—	$9
Thermal Controls	3	—	—	3
Water & Environmental Systems	2	2	—	4
Corporate	2	(3)	3	2

Total	$12	$3	$3	$18

Restructuring and asset impairment charges, net, incurred cumulative to date from initiation of the 2009 Program are as follows ($ in millions):

	00000000	00000000	00000000	00000000	00000000
	Employee Severance and Benefits	Facility Exit and Other Charges	Charges Reflected in Cost of Revenue	Charges Reflected in SG&A	Total
Valves & Controls	$15	$11	$—	$(1)	$25
Thermal Controls	5	1	—	—	6
Water & Environmental Systems	5	2	—	—	7
Corporate	5	(3)	4	—	6

Total	$30	$11	$4	$(1)	$44

The rollforward of the reserves from September 24, 2010 to September 30, 2011 is as follows ($ in millions):

00000000
Balance as of September 24, 2010	$12
Charges	3
Reversals	(4)
Utilization	(9)

Balance as of September 30, 2011	$2

Restructuring reserves for businesses that have met the held for sale criteria are included in liabilities held for sale on the Combined Balance Sheets and excluded from the table above. See Note 2 (“Divestitures”).

Total Restructuring Reserves

As of September 30, 2011 and September 24, 2010, restructuring reserves related to all programs were included in the Company’s Combined Balance Sheets as follows ($ in millions):

	As of September 30, 2011	As of September 24, 2010
Accrued and other current liabilities	$8	$12

4. ACQUISITIONS

Fiscal Year 2011

During the year ended September 30, 2011, cash paid for acquisitions included in continuing operations totaled $303 million, net of cash acquired of $1 million, which primarily related to the acquisition of KEF Holdings Ltd. (“KEF”). On June 29, 2011, the Company’s Valves & Controls segment acquired a 75% equity interest in privately-held KEF, a vertically integrated valve manufacturer in the Middle East for approximately $295 million, net of cash acquired of $1 million.

In connection with the acquisition of KEF during the year ended September 30, 2011, the Company acquired $64 million of debt, substantially all of which was paid as of September 30, 2011. In accordance with the terms and conditions of the KEF acquisition agreement, beginning the first full fiscal quarter following the third anniversary of the KEF acquisition date, the Company has the right to acquire and the noncontrolling interest stakeholder has the right to sell to the Company the remaining 25% equity interest for the greater of $100 million or a multiple of KEF’s average earnings before income taxes, depreciation and amortization (“EBITDA”) for the prior twelve consecutive fiscal quarters. As the right to sell is exercisable by the noncontrolling interest stakeholder, the remaining 25% equity interest has been accounted for as a redeemable noncontrolling interest. See Note 15 (“Redeemable Noncontrolling Interest”).

Fiscal Year 2010

During the year ended September 24, 2010, cash paid for acquisitions included in continuing operations totaled $104 million, net of cash acquired of $1 million. These acquisitions were made by the Company’s Valves & Controls segment, which acquired two Brazilian valve companies, including Hiter Industria e Comercio de Controle Termo- Hidraulico Ltda (“Hiter”), a valve manufacturer which serves a variety of industries including the oil & gas, chemical and petrochemical markets.

Fiscal Year 2009

During the year ended September 25, 2009, cash paid for acquisitions included in continuing operations totaled $3 million, net of cash acquired of $1 million.

5. INCOME TAXES

The Company’s operating results have been included in Tyco’s various consolidated U.S. federal and state income tax returns, as well as included in many of Tyco’s tax filings for non-U.S. jurisdictions. For purposes of the Company’s Combined Financial Statements, income tax expense and deferred tax balances have been recorded as if it filed tax returns on a stand-alone basis separate from Tyco. Additionally, the carve-out financial statements reflect the Company as having the same historic structure of Tyco as a Swiss based company. At the time of the proposed Spin-Off, the Company will be Swiss domiciled. The Separate Return Method applies the accounting guidance for income taxes to the stand-alone financial statements as if the Company was a separate taxpayer and a stand-alone enterprise for the periods presented.

Tyco Flow Control International Ltd. a holding company and Swiss resident, is exempt from cantonal and communal income tax in Switzerland, but is subject to Swiss federal income tax. At the federal level, qualifying net dividend income and net capital gains on the sale of qualifying investments in subsidiaries are exempt from Swiss federal income tax. Consequently, Tyco Flow Control International Ltd. expects dividends from its subsidiaries and capital gains from sales of investments in its subsidiaries to be exempt from Swiss federal income tax.

The Company conducts operations through its various subsidiaries in a number of countries throughout the world. Income (loss) from continuing operations before income taxes is as follows ($ in millions):

	00000000	00000000	00000000
	2011	2010	2009
Swiss	$33	$34	$(17)
Non-Swiss	232	248	409

Total	$265	$282	$392

The current and deferred components of the income tax provision for the years ended September 30, 2011, September 24, 2010 and September 25, 2009 are as follows ($ in millions):

	00000	00000	00000
	2011	2010	2009
Current income tax provision	$91	$135	$132
Deferred income tax provision (benefit)	21	(37)	27

Income tax expense	$112	$98	$159

Effective tax rate	42.3%	34.8%	40.6%

The reconciliation between the effective tax rate on income from continuing operations and the Swiss Holding Company statutory tax rate of 7.83% for the years ended September 30, 2011, September 24, 2010 and September 25, 2009 are as follows ($ in millions):

	00000000	00000000	00000000
	2011	2010	2009
Tax at the statutory tax rate	$21	$22	$31
Increases (decreases) in taxes due to:
Taxes on earnings subject to rates different than the Swiss rate	64	67	112
Nondeductible charges	19	10	16
Nondeductible goodwill impairment	11	—	—
Other, net	(3)	(1)	—

Provision for income taxes	$112	$98	$159

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax asset as of September 30, 2011 and September 24, 2010 are as follows ($ in millions):

	00000000	00000000
	2011	2010
Deferred tax assets:
Goodwill	$198	$173
Accrued liabilities and reserves	60	70
Tax loss and credit carryforwards	81	87
Postretirement benefits	25	27
Inventories	35	34
Other	24	7

	$423	$398

Deferred tax liabilities:
Property, plant and equipment	(10)	(7)

	00000000	00000000
	2011	2010
Intangible assets	(56)	(51)
Other	(19)	—

	$(85)	$(58)

Net deferred tax asset before valuation allowance	338	340
Valuation allowance	(261)	(230)

Net deferred tax asset	$77	$110

The goodwill deferred tax asset relates to a prior internal restructuring which resulted in a step up in tax goodwill with no change in book goodwill. The Company’s contribution to Tyco’s tax losses and tax credits on a separate return basis has been included in these Combined Financial Statements. In certain instances, tax losses and tax credits generated by Tyco’s other businesses will be available to the Company after the Distribution. As of September 30, 2011, the Company had $404 million of net operating loss carryforwards in certain non-U.S. jurisdictions. Of these, $350 million have no expiration, and the remaining $54 million will expire in future years through 2030. In the U.S., there were no material federal and approximately $67 million of state net operating loss carryforwards as of September 30, 2011, which will expire in future years through 2030.

The valuation allowance for deferred tax assets of $261 million and $230 million as of September 30, 2011 and September 24, 2010, respectively, relate principally to the uncertainty of the utilization of certain non-U.S. deferred tax assets. The goodwill deferred tax asset has a full valuation allowance against it. The Company believes that it will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets on the Company’s Combined Balance Sheets.

As of September 30, 2011 and September 24, 2010, the Company had unrecognized tax benefits of $36 million and $35 million, respectively, of which $34 million and $33 million, if recognized, would affect the effective tax rate. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. The Company had accrued interest and penalties related to the unrecognized tax benefits of $11 million and $8 million as of September 30, 2011 and September 24, 2010, respectively. The Company recognized $3 million, nil and $3 million of income tax expense for interest and penalties related to unrecognized tax benefits for the periods ended September 30, 2011, September 24, 2010 and September 25, 2009, respectively.

A rollforward of unrecognized tax benefits as of September 30, 2011, September 24, 2010 and September 25, 2009 is as follows (in millions):

	00000	00000	00000
	2011	2010	2009
Balance as of beginning of year	$35	$45	$70
Additions based on tax positions related to the current year	—	2	8
Additions based on tax positions related to prior years	3	12	7
Reductions based on tax positions related to prior years	(1)	(20)	(36)
Reductions related to settlements	—	—	(1)
Reductions related to lapse of the applicable statute of limitations	—	(4)	(4)
Currency translation adjustments	(1)	—	1

Balance as of end of year	$36	$35	$45

Substantially all of the reductions based on tax positions related to prior years for the periods ending September 24, 2010 and September 25, 2009 relate to reserve releases for which no tax benefit resulted. The Company does not anticipate the total amount of the unrecognized tax benefits to change significantly within the next twelve months.

Many of the Company’s uncertain tax positions relate to tax years that remain subject to audit by the taxing authorities in the U.S. federal, state and local or foreign jurisdictions. Open tax years in significant jurisdictions are as follows:

Jurisdiction	Years Open To Audit
Australia	2004 – 2011
Canada	2002 – 2011
France	1999 – 2011
Germany	1998 – 2011
Italy	2004 – 2011
Switzerland	2002 – 2011
United States	1997 – 2011

Undistributed Earnings of Subsidiaries

Except for earnings that are currently distributed, no additional material provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to investments in subsidiaries, since the earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or the Company has concluded that no additional tax liability will arise as a result of the distribution of such earnings. A liability could arise if amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

Tax Sharing Agreement and Other Income Tax Matters

In connection with the Spin-Off from Tyco, Tyco Flow Control International Ltd. expects to enter into a tax sharing agreement with Tyco and The ADT Corporation (the “2012 Tax Sharing Agreement”) that will govern the rights and obligations of Tyco Flow Control International Ltd., Tyco and The ADT Corporation for certain pre-Distribution tax liabilities, including Tyco’s obligations under the tax sharing agreement among Tyco, Covidien Ltd. (“Covidien”) and TE Connectivity Ltd. (“TE Connectivity”) entered into in 2007 (the “2007 Tax Sharing Agreement”). Tyco Flow Control International Ltd. expects that the 2012 Tax Sharing Agreement will provide that Tyco Flow Control International Ltd., Tyco and The ADT Corporation will share (i) certain pre-Distribution income tax liabilities that arise from adjustments made by tax authorities to Tyco Flow Control International Ltd.’s, Tyco’s and The ADT Corporation’s U.S. and certain non-U.S. income tax returns, and (ii) payments required to be made by Tyco with respect to the 2007 Tax Sharing Agreement (collectively, “Shared Tax Liabilities”). Tyco will be responsible for the first $500 million of Shared Tax Liabilities. Tyco Flow Control International Ltd. and The ADT Corporation will share 42% and 58%, respectively, of the next $225 million of Shared Tax Liabilities. Tyco Flow Control International Ltd., The ADT Corporation and Tyco will share 20%, 27.5% and 52.5%, respectively, of Shared Tax Liabilities above $725 million.

In the event the Distribution, The ADT Corporation Spin-Off, or certain internal transactions undertaken in connection therewith were determined to be taxable as a result of actions taken after the Distribution by Tyco Flow Control International Ltd., The ADT Corporation or Tyco, the party responsible for such failure would be responsible for all taxes imposed on Tyco Flow Control International Ltd., The ADT Corporation or Tyco as a result thereof. Taxes resulting from the determination that the Distribution, The ADT Corporation Spin-Off, or any internal transaction is taxable are referred to herein as “Distribution Taxes.” If such failure is not the result of actions taken after the Distribution by Tyco Flow Control International Ltd., The ADT Corporation or Tyco, then Tyco Flow Control International Ltd., The ADT Corporation and Tyco would be responsible for any Distribution Taxes imposed on Tyco Flow Control International Ltd., The ADT Corporation or Tyco as a result of such determination in the same manner and in the same proportions as the Shared Tax Liabilities. The ADT Corporation will have sole responsibility for any income tax liability arising as a result of Tyco’s acquisition of Brink’s Home Security Holdings, Inc. (“BHS”) in May 2010, including any liability of BHS under the tax sharing agreement between BHS and The Brink’s Company dated October 31, 2008 (collectively, the “BHS Tax Liabilities”). Costs and expenses associated with the management of these Shared Tax Liabilities, Distribution Taxes and BHS Tax Liabilities will generally be shared 20% by Tyco Flow Control International Ltd., 27.5% by The ADT Corporation and 52.5% by Tyco. Tyco Flow Control International Ltd. will be responsible for all of our own taxes that are not shared pursuant to the 2012 Tax Sharing Agreement’s sharing formulae. In addition, Tyco and The ADT Corporation are responsible for their tax liabilities that are not subject to the 2012 Tax Sharing Agreement’s sharing formulae.

The 2012 Tax Sharing Agreement is also expected to provide that, if any party were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party’s fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the 2012 Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, Tyco Flow Control

International Ltd. could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, Tyco Flow Control International Ltd. may be obligated to pay amounts in excess of our agreed-upon share of Tyco Flow Control International Ltd.’s, Tyco’s and The ADT Corporation’s tax liabilities.

6. GOODWILL AND INTANGIBLE ASSETS

Annually, in the fiscal fourth quarter, and more frequently if triggering events occur, the Company tests goodwill for impairment by comparing the fair value of each reporting unit with its carrying amount. Fair value for each reporting unit is determined utilizing a discounted cash flow analysis based on the Company’s forecast cash flows discounted using an estimated weighted-average cost of capital of market participants. A market approach is utilized to corroborate the discounted cash flow analysis performed at each reporting unit. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired. In determining fair value, management relies on and considers a number of factors, including operating results, business plans, economic projections, anticipated future cash flow, comparable market transactions (to the extent available), other market data and the Company’s overall market capitalization.

In the first quarter of 2011, the Company changed its reporting units of its Water & Environmental Systems segment. As a result, the Company assessed the recoverability of the long-lived assets of each of the segment’s two reporting units. The Company concluded that the carrying amounts of its long-lived assets were recoverable. Subsequently, the Company performed the first step of the goodwill impairment test for the reporting units of our Water & Environmental Systems segment.

To perform the first step of the goodwill impairment test, the Company compared the carrying amounts of the reporting units to their estimated fair values. Fair value for each reporting unit was determined utilizing a discounted cash flow analysis based on forecast cash flows (including estimated underlying revenue and operating income growth rates) discounted using an estimated weighted-average cost of capital of market participants. The results of the first step of the goodwill impairment test indicated there was a potential impairment of goodwill in the Systems reporting unit only, as the carrying amount of the reporting unit exceeded its respective fair value. As a result, the Company performed the second step of the goodwill impairment test for this reporting unit by comparing the implied fair value of reporting unit goodwill with the carrying amount of the reporting unit’s goodwill. The results of the second step of the goodwill impairment test indicated that the implied goodwill amount was less than the carrying amount of goodwill for the Systems reporting unit. Accordingly, the Company recorded a non-cash impairment charge of $35 million which was recorded in goodwill impairment in the Company’s Combined Statement of Operations for the quarter ended December 24, 2010.

There were no goodwill impairments as a result of performing the Company’s 2011, 2010 and 2009 annual impairment tests.

The changes in the carrying amount of goodwill by segment for 2011 and 2010 are as follows ($ in millions):

	As of September 24, 2010	Acquisitions/ Purchase Accounting Adjustments	Impairments	Divestitures	Currency Translation Adjustments	As of September 30, 2011
Valves & Controls
Gross Goodwill	$1,281	$249	$—	$—	$15	$1,545
Impairments	—	—	—	—	—	—

Carrying Amount of Goodwill	1,281	249	—	—	15	1,545

Thermal Controls
Gross Goodwill	307	—	—	—	6	313
Impairments	—	—	—	—	—	—

Carrying Amount of Goodwill	307	—	—	—	6	313

Water & Environmental Systems
Gross Goodwill	320	3	—	(14)	5	314
Impairments	—	—	(35)	—	—	(35)

Carrying Amount of Goodwill	320	3	(35)	(14)	5	279

TOTAL
Gross Goodwill	1,908	252	—	(14)	26	2,172
Impairments	—	—	(35)	—	—	(35)

Carrying Amount of Goodwill	$1,908	$252	$(35)	$(14)	$26	$2,137

	As of September 25, 2009	Acquisitions/ Purchase Accounting Adjustments	Divestitures	Currency Translation Adjustments	As of September 24, 2010
Valves & Controls
Gross Goodwill	$1,243	$77	$(5)	$(34)	$1,281
Impairments	—	—	—	—	—

Carrying Amount of Goodwill	1,243	77	(5)	(34)	1,281

Thermal Controls
Gross Goodwill	315	—	—	(8)	307
Impairments	—	—	—	—	—

Carrying Amount of Goodwill	315	—	—	(8)	307

Water & Environmental Systems
Gross Goodwill	435	—	(99)	(16)	320
Impairments	—	—	—	—	—

Carrying Amount of Goodwill	435	—	(99)	(16)	320

TOTAL
Gross Goodwill	1,993	77	(104)	(58)	1,908
Impairments	—	—	—	—	—

Carrying Amount of Goodwill	$1,993	$77	$(104)	$(58)	$1,908

Fiscal year 2011 and 2010 Intangible Assets

The Company tests indefinite-lived intangible assets for impairment at the same time it tests goodwill. There were no indefinite-lived intangible asset impairments in fiscal year 2011, 2010 and 2009.

The following table sets forth the gross carrying amounts and accumulated amortization of the Company’s intangible assets as of September 30, 2011 and September 24, 2010.

	September 30, 2011		September 24, 2010
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable:
Contracts and related customer relationships	$87	$5	$28	$2
Intellectual property	89	50	81	49
Other	6	5	7	5

Total	$182	$60	$116	$56

Non-Amortizable	$5		$6

Intangible asset amortization expense for 2011, 2010 and 2009 was $7 million, $5 million and $3 million, respectively. As of September 30, 2011, the weighted-average amortization period for contracts and related customer relationships, intellectual property, other and total intangible assets were 11 years, 27 years, 26 years and 16 years, respectively.

The estimated aggregate amortization expense on intangible assets is expected to be approximately $15 million for 2012, $11 million for 2013, $10 million for 2014, $10 million for 2015, $10 million for 2016 and $66 million for 2017 and thereafter.

7. DEBT

Debt as of September 30, 2011 and September 24, 2010 is as follows ($ in millions):

	September 30, 2011	September 24, 2010
Current maturities of long-term debt:
Allocated debt	$—	$98

	September 30, 2011	September 24, 2010
Long-term debt:
Allocated debt	859	671
Capital lease obligations	17	18

Total long-term debt	876	689

Total debt	$876	$787

Tyco used a centralized approach to cash management and financing of its operations excluding debt directly incurred by any of its businesses, such as capital lease obligations. Accordingly, Tyco’s consolidated debt and related interest expense, exclusive of amounts incurred directly by the Company, have been allocated to the Company based on an assessment of the Company’s share of external debt using historical data. Interest expense was allocated in the same proportions as debt and includes the impact of interest rate swap agreements designated as fair value hedges. For fiscal year 2011, 2010 and 2009, Tyco has allocated to the Company interest expense of $50 million, $53 million and $61 million, respectively. The fair value of the Company’s allocated debt was $996 million and $894 million as of September 30, 2011 and September 24, 2010, respectively. The fair value of its debt was allocated in the same proportions as Tyco’s external debt. In addition, cash paid for interest was allocated in the same proportion as Tyco’s external debt, which is presented on the Combined Statements of Cash Flows.

Management believes the allocation basis for debt and interest expense is reasonable based on an assessment of historical data. However, these amounts may not be indicative of the actual amounts that the Company would have incurred had the Company been operating as an independent, publicly-traded company for the periods presented. The Company expects to issue third-party debt based on an anticipated initial post-separation capital structure for the Company. The amount of debt which could be incurred may materially differ from the amounts presented herein.

8. RELATED PARTY TRANSACTIONS

Cash Management— Tyco used a centralized approach to cash management and financing of operations. The Company’s cash was available for use and was regularly “swept” by Tyco at its discretion. Transfers of cash both to and from Tyco are included within parent company investment on the Combined Statements of Parent Company Equity. The main components of the net transfers (to)/from Parent are cash pooling and general financing activities, cash transfers for acquisitions, divestitures, investments and various allocations from Tyco.

Trade Activity—Accounts receivable includes $3 million and $4 million of receivables from Tyco and its affiliates as of September 30, 2011 and September 24, 2010, respectively. These amounts primarily relate to sales of certain products which totaled $17 million, $16 million and $18 million for fiscal year 2011, 2010 and 2009, respectively, and associated cost of revenue of $12 million, $9 million and $11 million for fiscal year 2011, 2010 and 2009, respectively.

Service and Lending Arrangement with Tyco Affiliates—The Company has various debt and cash pool agreements with Tyco affiliates, which are executed outside of the normal Tyco centralized approach to cash management and financing of operations. Other assets include $122 million and $35 million of receivables from Tyco affiliates as of September 30, 2011 and September 24, 2010, respectively. Accrued and other current liabilities include $32 million and nil of payables to Tyco affiliates as of September 30, 2011 and September 24, 2010, respectively. Other liabilities include $41 million and $80 million of payables to Tyco affiliates as of September 30, 2011 and September 24, 2010, respectively.

Additionally, the Company, Tyco and its affiliates pay for expenses on behalf of each other. Accrued and other current liabilities include $11 million and $10 million of payables to Tyco and its affiliates as of September 30, 2011 and September 24, 2010, respectively.

Interest Income and Interest Expense—The Company recognized $1 million, $2 million and $4 million of interest expense and $5 million, nil and $2 million of interest income associated with the lending arrangements with Tyco affiliates during fiscal year 2011, 2010 and 2009, respectively.

Debt and Related Items—The Company was allocated a portion of Tyco’s consolidated debt and interest expense. Note 7 (“Debt”) provides further information regarding these allocations.

Insurable Liabilities—From fiscal year 2009 through fiscal year 2011, the Company was insured for workers’ compensation, property, general and auto liabilities by a captive insurance company that was wholly-owned by Tyco. The Company was insured for product liability by the captive insurance company from fiscal year 2010 through fiscal year 2011. Tyco has insurance for losses in excess of the captive insurance company policies’ limits through third-party insurance companies. The Company paid a premium in each year to obtain insurance coverage during these periods. Premiums expensed by the Company were $9 million, $11 million and $11 million in 2011, 2010 and 2009, respectively, and are included in the selling, general and administrative expenses in the Combined Statements of Operations.

The Company maintains liabilities related to workers’ compensation, property, general, product and auto liabilities. As of September 30, 2011 and September 24, 2010, the Company maintained liabilities reflected in the Combined Balance Sheets of $21 million and $19 million, respectively, for both periods, with an offsetting insurance asset of the same amount due from Tyco.

Allocated Expenses—The Company was allocated corporate overhead expenses from Tyco for corporate related functions based on the relative proportion of either the Company’s headcount or net revenue to Tyco’s consolidated headcount or net revenue. Corporate overhead expenses primarily related to centralized corporate functions, including finance, treasury, tax, legal, information technology, internal audit, human resources and risk management functions. During fiscal year 2011, 2010 and 2009, the Company was allocated $52 million, $54 million and $55 million, respectively, of general corporate expenses incurred by Tyco which are included within selling, general and administrative expenses in the Combined Statements of Operations.

Management believes the assumptions and methodologies underlying the allocations of general corporate overhead from Tyco are reasonable. However, such expenses may not be indicative of the actual results of the Company had the Company been operating as an independent, publicly traded company or the amounts that will be incurred by the Company in the future. As a result, the financial information herein may not necessarily reflect the combined financial position, results of operations and cash flows of the Company in the future or what it would have been had the Company been an independent, publicly traded company during the periods presented.

Transaction with Tyco’s Directors—During fiscal year 2011, 2010 and 2009, the Company engaged in commercial transactions in the normal course of business with companies where Tyco’s Directors were employed and served as officers. During each of these periods, the Company’s purchases from such companies aggregated less than one percent of combined net revenue.

9. GUARANTEES

In certain situations, Tyco has guaranteed the Company’s performance to third parties or has provided financial guarantees for financial commitments of the Company. Tyco and the Company intend to obtain releases from these guarantees in connection with the Spin-Off. In situations where the Company and Tyco are unable to obtain a release, the Company will indemnify Tyco for any losses it suffers as a result of such guarantees.

In disposing of assets or businesses, the Company often provides representations, warranties and indemnities to cover various risks including unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. The Company does not have the ability to reasonably estimate the potential liability from such indemnities due to the inchoate nature and unknown future of such potential liabilities. However, the Company has no reason to believe that these uncertainties would have a material adverse effect on the Company’s financial position, results of operations or cash flows.

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company’s financial position, results of operations or cash flows.

As of September 30, 2011, the Company had total outstanding letters of credit and bank guarantees of approximately $285 million.

The Company records estimated product warranty costs at the time of sale. See Note 1 (“Basis of Presentation and Summary of Significant Accounting Policies”).

The changes in the carrying amount of the Company’s warranty accrual from September 24, 2010 to September 30, 2011 were as follows ($ in millions):

Balance as of September 24, 2010	$20
Warranties issued	6
Changes in estimates	(2)
Settlements	(6)

Balance as of September 30, 2011	$18

10. FINANCIAL INSTRUMENTS

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, debt and derivative financial instruments. The fair value of cash and cash equivalents, accounts receivable and accounts payable approximated book value as of September 30, 2011 and September 24, 2010. The fair value of derivative financial instruments was not material to any of the periods presented. See Note 7 (“Debt”) for information relating to the fair value of debt.

Derivative Instruments

In the normal course of business, the Company is exposed to market risk arising from changes in currency exchange rates and commodity prices. The Company uses derivative financial instruments to manage exposures to non-U.S. currency and commodity price risks. The Company’s objective for utilizing derivative financial instruments is to manage these risks using the most effective methods to eliminate or reduce the impacts of these exposures. The Company does not use derivative financial instruments for trading or speculative purposes.

All derivative financial instruments are reported on the Combined Balance Sheet at fair value with changes in the fair value of the derivative financial instruments recognized currently in the Company’s Combined Statement of Operations. The derivative financial instruments and impact of such changes in the fair value of the derivative financial instruments was not material to the Combined Balance Sheets as of September 30, 2011 and September 24, 2010 or Combined Statements of Operations and Statements of Cash Flows for the years ended September 30, 2011, September 24, 2010 and September 25, 2009.

Non-U.S. Currency Exposures

The Company manages non-U.S. currency exchange rate risk through the use of derivative financial instruments comprised principally of forward contracts on non-U.S. currencies which are not designated as hedging instruments for accounting purposes. The objective of the derivative instruments is to minimize the income statement impact and potential variability in cash flows associated with intercompany loans and accounts receivable, accounts payable and forecasted transactions that are denominated in certain non-U.S. currencies. As of September 30, 2011 and September 24, 2010, the total gross notional amount of the Company’s non-U.S. exchange contracts was $70 million and $43 million, respectively.

As an independent, publicly traded company, the Company may enter into additional hedge contracts in order to manage its foreign exchange risk associated with its internal financing structure.

Commodity Exposures

During fiscal year 2011 and 2010, the Company entered into commodity swaps for copper which are not designated as hedging instruments for accounting purposes. These swaps did not have a material impact on the Company’s financial position, results of operations or cash flows.

11. COMMITMENTS AND CONTINGENCIES

Following is a schedule of minimum lease payments for non-cancelable leases as of September 30, 2011 ($ in millions):

	Operating Leases	Capital Leases
Fiscal 2012	$27	$2
Fiscal 2013	23	2
Fiscal 2014	17	2
Fiscal 2015	11	3
Fiscal 2016	8	4
Thereafter	21	5

Total minimum lease payments	$107	$18

Less: amount representing interest		1

Total minimum lease payments less amount representing interest		$17

Rental expense under facility, vehicle and equipment operating leases was $59 million, $50 million and $42 million for 2011, 2010 and 2009, respectively.

The Company also has purchase obligations related to commitments to purchase certain goods and services. As of September 30, 2011, such obligations were as follows: $248 million in 2012, $3 million in 2013 and $1 million in 2014.

Environmental Matters

The Company is involved in environmental remediation and legal proceedings related to its current business and, pursuant to certain indemnification obligations, related to a formerly owned business (Mueller). The Company is responsible, or alleged to be responsible, for ongoing environmental investigation and remediation of sites in several countries. These sites are in various stages of investigation and/or remediation and at some of these sites its liability is considered de minimis. The Company has received notification from the U.S. Environmental Protection Agency (“EPA”), and from similar state and non-U.S. environmental agencies, that several sites formerly or currently owned and/or operated by the Company, and other properties or water supplies that may be or have been impacted from those operations, contain disposed or recycled materials or wastes and require environmental investigation and/or remediation. These sites include instances where the Company has been identified as a potentially responsible party under U.S. federal, state and/or non-U.S. environmental laws and regulations.

The Company’s accruals for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. It can be difficult to estimate reliably the final costs of investigation and remediation due to various factors. In the Company’s opinion, the total amount accrued is appropriate based on facts and circumstances as currently known. Based upon the Company’s experience, current information regarding known contingencies and applicable laws, the Company concluded that it is probable that it would incur remedial costs in the range of approximately $7 million to $20 million as of September 30, 2011. As of September 30, 2011, the Company concluded that the best estimate within this range is approximately $11 million, of which $8 million is included in accrued and other current liabilities and $3 million is included in other liabilities in the Combined Balance Sheet. The Company does not anticipate that these environmental conditions will have a material adverse effect on its combined financial position, results of operations or cash flows. However, unknown conditions or new details about existing conditions may give rise to environmental liabilities that could have a material adverse effect on the Company in the future.

Asbestos Matters

The Company and certain of its subsidiaries along with numerous other companies are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. These cases typically involve product liability claims based primarily on allegations of the manufacture, sale or distribution of industrial products that either contained asbestos or were attached to or used with asbestos-containing components manufactured by third-parties. Each case typically names between dozens to hundreds of corporate defendants. While the Company has observed an increase in the number of these lawsuits over the past several years, including lawsuits by plaintiffs with mesothelioma-related claims, a large percentage of these suits have not presented viable legal claims and, as a result, have been dismissed by the courts. The Company’s strategy has been, and continues to be, to mount a vigorous defense aimed at having unsubstantiated suits dismissed, and, where appropriate, settling suits before trial. Although a large percentage of litigated suits have been dismissed, the Company cannot predict the extent to which it will be successful in resolving lawsuits in the future.

As of September 30, 2011, there were approximately 1,400 lawsuits pending against the Company, its subsidiaries or entities for which the Company has assumed responsibility. Each lawsuit typically includes several claims, and the Company had approximately 2,000 claims outstanding as of September 30, 2011. This amount is not adjusted for claims that are not actively being prosecuted, identified incorrect defendants, or duplicated other actions, which would ultimately reflect the Company’s current estimate of the number of viable claims made against it, its affiliates, or entities for which it has assumed responsibility in connection with acquisitions or divestitures.

Annually, the Company performs an analysis with the assistance of outside counsel and other experts to update its estimated asbestos-related assets and liabilities. Due to a high degree of uncertainty regarding the pattern and length of time over which claims will be made and then settled or litigated, the Company uses multiple estimation methodologies based on varying scenarios of potential outcomes to estimate the range of loss. The Company’s estimate of the liability and corresponding insurance recovery for pending and future claims and defense costs is predominantly based on claim experience over the past five years, and a projection which covers claims expected to be filed, including related defense costs, over the next seven years on an undiscounted basis. The Company has concluded that estimating the liability beyond the seven year period will not provide a reasonable estimate, as these uncertainties increase significantly as the projection period lengthens. The Company’s estimate of asbestos-related insurance recoveries represents estimated amounts due to the Company for previously paid and settled claims and the probable reimbursements relating to its estimated liability for pending and future claims. In determining the amount of insurance recoverable, the Company considers a number of factors, including available insurance, allocation methodologies, solvency and creditworthiness of the insurers.

On a quarterly basis, the Company re-evaluates the assumptions used to perform the annual analysis and records an expense as necessary to reflect changes in its estimated liability and related insurance asset. As of September 30, 2011, the Company’s estimated net liability of $3 million was recorded within the Company’s Combined Balance Sheet as a liability for pending and future claims and related defense costs of $27 million, and separately as an asset for insurance recoveries of $24 million. Similarly, as of September 24, 2010, the Company’s estimated net liability of $5 million was recorded within the Company’s Combined Balance Sheet as a liability for pending and future claims and related defense costs of $25 million, and separately as an asset for insurance recoveries of $20 million.

The amounts recorded by the Company for asbestos-related liabilities and insurance-related assets are based on currently available information as well as estimates and assumptions. Key variables and assumptions include the number and type of new claims that are filed each year, the average cost of resolution of claims, the resolution of coverage issues with insurance carriers, amount of insurance and the solvency risk with respect to the Company’s insurance carriers. Furthermore, predictions with respect to these variables are subject to greater uncertainty in the later portion of the projection period. Other factors that may affect the Company’s liability and cash payments for asbestos-related matters include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, reforms of state or federal tort legislation and the applicability of insurance policies among subsidiaries. Management believes that its asbestos-related reserves as of September 30, 2011 are appropriate. However, actual liabilities or insurance recoveries could be significantly higher or lower than those recorded if assumptions used in the Company’s calculations vary significantly from actual results.

Income Tax Matters

As discussed above in Note 5 (“Income Taxes – Tax Sharing Agreement and Income Tax Matters”) the 2012 Tax Sharing Agreement will govern the rights and obligations of Tyco Flow Control International Ltd., Tyco and The ADT Corporation for certain tax liabilities with respect to periods or portions thereof ending on or before the date of the Distribution. Tyco Flow Control International Ltd. is responsible for all of its own taxes that are not shared pursuant to the 2012 Tax Sharing Agreement’s sharing formulae. In addition, Tyco and The ADT Corporation are responsible for their tax liabilities that are not subject to the 2012 Tax Sharing Agreement’s sharing formulae.

With respect to years prior to and including the 2007 separation of Covidien and TE Connectivity by Tyco, tax authorities have raised issues and proposed tax adjustments that are generally subject to the sharing provisions of the 2007 Tax Sharing Agreement and which may require Tyco to make a payment to a taxing authority, Covidien or TE Connectivity. Tyco has recorded a liability of $436 million as of September 30, 2011 which it has assessed and believes is adequate to cover the payments that Tyco may be required to make under the 2007 Tax Sharing Agreement. Tyco is reviewing and contesting certain of the proposed tax adjustments.

With respect to adjustments raised by the IRS, although Tyco has resolved a substantial number of these adjustments, a few significant items remain open with respect to the audit of the 1997 through 2004 years. As of the date hereof, Tyco has not been able to resolve certain open items, which primarily involve the treatment of certain intercompany debt issued during the period, through the IRS appeals process. As a result, Tyco expects to litigate these matters once it receives the requisite statutory notices from the IRS, which is likely to occur within the next six months. However, the ultimate resolution of these matters is uncertain and could result in Tyco being responsible for a greater amount than it expects under the 2007 Tax Sharing Agreement. To the extent Tyco Flow Control International Ltd. is responsible for any Shared Tax Liability or Distribution Tax, there could be a material adverse impact on its financial position, results of operations, cash flows or its effective tax rate in future reporting periods.

Compliance Matters

As disclosed in Tyco’s periodic filings, Tyco has received and responded to various allegations and other information that certain improper payments were made by Tyco’s subsidiaries (including subsidiaries of the Company) in recent years. Tyco has reported to the Department of Justice (“DOJ”) and the SEC the investigative steps and remedial measures that Tyco has taken in response to these and other allegations and its internal investigations, including retaining outside counsel to perform a baseline review of Tyco’s policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act (“FCPA”). Tyco has continued to investigate and make periodic progress reports to these agencies regarding Tyco’s compliance efforts and Tyco’s follow-up investigations, including, as appropriate, briefings concerning additional instances of potential improper conduct identified by Tyco in the course of Tyco’s ongoing compliance activities. In February 2010, Tyco initiated discussions with the DOJ and SEC aimed at resolving these matters, including matters that pertain to subsidiaries of the Company. These discussions remain ongoing. The Company has recorded its best estimate of potential loss related to these matters. However, it is possible that this estimate may differ from the ultimate loss determined in connection with the resolution of this matter, and the Company may be required to pay material fines, consent to injunctions on future conduct, consent to the imposition of a compliance monitor or suffer other criminal or civil penalties or adverse impacts, including being subject to lawsuits brought by private litigants, each of which may have a material adverse effect on its financial position, results of operations or cash flows.

In addition to the matters described above, from time to time, the Company is subject to disputes, administrative proceedings and other claims arising out of the normal conduct of its business. These matters generally relate to disputes arising out of the use or installation of its products, product liability litigation, personal injury claims, commercial and contract disputes and employment related matters. On the basis of information currently available to it, management does not believe that existing proceedings and claims will have a material impact on the Company’s Combined Financial Statements. However, litigation is unpredictable, and the Company could incur judgments or enter into settlements for current or future claims that could adversely affect its financial statements.

12. RETIREMENT PLANS

The Company measures its retirement plans as of its fiscal year end. The following disclosures exclude the impact of plans which are immaterial individually and in the aggregate.

Defined Benefit Pension Plans—The Company has a number of noncontributory defined benefit retirement plans covering certain of its U.S. and non-U.S. employees, designed in accordance with legal requirements and conventional practices in the countries concerned. Net periodic pension benefit cost is based on periodic actuarial valuations which use the projected unit credit method of calculation and is charged to the Combined Statements of Operations on a systematic basis over the expected average remaining service lives of current participants. Contribution amounts are determined based on local regulations and the advice of professionally qualified actuaries in the countries concerned. The benefits under the defined benefit plans are based on various factors, such as years of service and compensation levels of participation.

The net periodic benefit cost for the Company’s material U.S. defined pension plans was nil, $1 million and nil for 2011, 2010 and 2009, respectively. The Company’s Combined Balance Sheets include U.S. defined benefit plan obligations of $8 million and $7 million and fair value of plan assets of $5 million and $5 million as of September 30, 2011 and September 24, 2010, respectively. In addition, the Company recorded a net actuarial loss of $3 million within accumulated other comprehensive income included in the Combined Statements of Parent Company Equity as of both September 30, 2011 and September 24, 2010 with respect to U.S. defined benefit plans. The net unfunded position of $3 million and $2 million is included in noncurrent liabilities in the Company’s Combined Balance Sheets as of September 30, 2011 and September 24, 2010, respectively. The Company did not make material contributions to its U.S. defined benefit plans and does not anticipate making any material required or voluntary contributions during 2012. Benefit payments with respect to U.S. defined benefit plans, including those amounts to be paid and reflecting future expected service, are not expected to be material for 2012.

The following disclosure pertains to the Company’s material non-U.S. defined benefit pension plans. The net periodic benefit cost for the Company’s material non-U.S. defined benefit pension plans for 2011, 2010 and 2009 is as follows ($ in millions):

	2011	2010	2009
Service cost	$3	$4	$7
Interest cost	13	13	13
Expected return on plan assets	(13)	(12)	(11)
Amortization of net actuarial loss	2	5	2
Plan settlements, curtailments and special termination benefits	(1)	(4)	(1)

Net periodic benefit cost	$4	$6	$10

Weighted-average assumptions used to determine net periodic pension cost during the year:
Discount rate	4.9%	5.4%	6.1%
Expected return on plan assets	7.0%	6.8%	6.8%
Rate of compensation increase	3.4%	4.2%	4.4%

During fiscal year 2010, the Company froze pension plan benefits for certain of its defined benefit arrangements in the United Kingdom, which resulted in the Company recognizing a curtailment gain of approximately $3 million in selling, general and administrative expenses within the Combined Statement of Operations. For inactive plans the Company amortizes its actuarial gains and losses over the average remaining life expectancy of the pension plan participants.

The estimated net actuarial loss for non-U.S. pension benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is expected to be $2 million.

The change in benefit obligations, the change in plan assets and the amount recognized on the Combined Balance Sheets for the Company’s non-U.S. defined benefit plans as of September 30, 2011 and September 24, 2010 are as follows ($ in millions):

	2011	2010
Change in benefit obligations:
Benefit obligations as of beginning of year	$259	$251
Service cost	3	4
Interest cost	13	13
Plan amendments	(1)	1
Actuarial loss / (gain)	(5)	12
Benefits and administrative expenses paid	(11)	(10)
Plan settlements, curtailments and special termination benefits	(3)	(3)
Currency translation adjustments	—	(9)

Benefit obligations as of end of year	$255	$259

Change in plan assets:
Fair value of plan assets as of beginning of year	$184	$171
Actual return on plan assets	4	17
Employer contributions	14	15
Plan settlements, curtailments and special termination benefits	(4)	(3)
Benefits and administrative expenses paid	(11)	(10)
Currency translation adjustments	(1)	(6)

Fair value of plan assets as of end of year	$186	$184

Funded status	$(69)	$(75)

Net amount recognized	$(69)	$(75)

The Company adopted the measurement date provisions of the authoritative guidance for the employers’ accounting for defined benefit pension and other postretirement plans on September 27, 2008. As a result, the Company measured its plan assets and benefit obligations on September 26, 2008 and adjusted its opening balances of parent company investment and accumulated other comprehensive income for the change in net periodic benefit cost and fair value, respectively, from the previously used measurement date of August 31, 2008. The adoption of the measurement date provisions resulted in a net decrease to parent company investment of $1 million, net of an income tax benefit of nil, and a net increase to accumulated other comprehensive income of $8 million, net of income tax expense of $3 million.

	2011	2010
Amounts recognized in the Combined Balance Sheets consist of:
Current liabilities	$(2)	$(4)
Non-current liabilities	(67)	(71)

Net amount recognized	$(69)	$(75)

Amounts recognized in accumulated other comprehensive income (before income taxes) consist of:
Prior service cost	$—	$(1)
Net actuarial loss	(69)	(66)

Total loss recognized	$(69)	$(67)

Weighted-average assumptions used to determine pension benefit obligations at year end:
Discount rate	5.1%	4.9%
Rate of compensation increase	3.0%	3.4%

The accumulated benefit obligation for the Company’s non-U.S. plans as of September 30, 2011 and September 24, 2010 was $250 million and $254 million, respectively.

The accumulated benefit obligation and fair value of plan assets for non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $241 million and $177 million, respectively, as of September 30, 2011 and $245 million and $175 million, respectively, as of September 24, 2010.

The aggregate benefit obligation and fair value of plan assets for non-U.S. pension plans with benefit obligations in excess of plan assets were $246 million and $177 million, respectively, as of September 30, 2011 and $250 million and $175 million, respectively, as of September 24, 2010.

In determining the expected return on plan assets, the Company considers the relative weighting of plan assets by asset class, historical performance of asset classes over long-term periods, asset class performance expectations as well as current and future economic conditions.

The Company’s investment strategy for its pension plans is to manage the plans on a going-concern basis. Current investment policy is to maintain an adequate level of diversification while maximizing the return on assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for participants as well as providing adequate liquidity to meet immediate and future benefit payment requirements. In addition, local regulations and local financial considerations are factors in determining the appropriate investment strategy in each country. Various asset allocation strategies are in place for non-U.S. pension plans, with a weighted-average target allocation of 50% to equity securities, 47% to debt securities and 3% to other asset classes, including real estate and cash equivalents.

Non-U.S. pension plans had the following weighted-average asset allocations:

	2011	2010
Asset Category:
Equity securities	51%	57%
Debt securities	43%	37%
Cash and cash equivalents	6%	6%

Total	100%	100%

Tyco’s common shares are not a direct investment of the Company’s pension funds, but may be held through investment funds. The aggregate amount of such securities would not be considered material relative to the total fund assets.

The Company evaluates its defined benefit plans’ asset portfolios for the existence of significant concentrations of risk. Types of investment concentration risks that are evaluated include, but are not limited to, concentrations in a single entity, industry, country and individual fund manager. As of September 30, 2011, there were no significant concentrations of risk in the Company’s defined benefit plan assets.

The Company’s plan assets are accounted for at fair value. Authoritative guidance for fair value measurements establishes a three-level hierarchy that ranks the quality and reliability of information used in developing fair value estimates. The hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. In cases where two or more levels of inputs are used to determine fair value, the level is determined based on the lowest level input that is considered significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value of assets and their placement within the fair value hierarchy levels. The three levels of the fair value hierarchy are summarized as follows:

•	Level 1—inputs are based upon quoted prices (unadjusted) in active markets for identical assets or liabilities which are accessible as of the measurement date.

•

Level 2—inputs are based upon quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and model-derived valuations for the asset or liability that are derived principally from or corroborated by market data for which the primary inputs are observable, including forward interest rates, yield curves, credit risk and exchange rates.

•

Level 3—inputs for the valuations are unobservable and are based on management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques such as option pricing models and discounted cash flow models.

The Company’s asset allocations by level within the fair value hierarchy as of September 30, 2011 and September 24, 2010 are presented in the table below for the Company’s material non-U.S. defined benefit plans.

	September 30, 2011
($ in millions)	Level 1	Level 2	Total
Equity securities:
U.S. equity securities	$16	$27	$43
Non-U.S. equity securities	11	37	48
Fixed income securities:
Government and government agency securities	5	34	39
Corporate debt securities	—	46	46
Mortgage and other asset-backed securities	—	7	7
Cash and cash equivalents	3	—	3

Total	$35	$151	$186

	September 24, 2010
($ in millions)	Level 1	Level 2	Total
Equity securities:
U.S. equity securities	$24	$21	$45
Non-U.S. equity securities	16	39	55
Fixed income securities:
Government and government agency securities	3	30	33
Corporate debt securities	—	35	35
Mortgage and other asset-backed securities	—	11	11
Cash and cash equivalents	5	—	5

Total	$48	$136	$184

Equity securities consist primarily of publicly traded U.S. and non-U.S. equities. Publicly traded securities are valued at the last trade or closing price reported in the active market in which the individual securities are traded. Certain equity securities are held within commingled funds which are valued at the unitized net asset value (“NAV”) or percentage of the net asset value as determined by the custodian of the fund. These values are based on the fair value of the underlying net assets owned by the fund.

Fixed income securities consist primarily of government and agency securities, corporate debt securities and mortgage and other asset-backed securities. When available, fixed income securities are valued at the closing price reported in the active market in which the individual security is traded. Government and agency securities and corporate debt securities are valued using the most recent bid prices or occasionally the mean of the latest bid and ask prices when markets are less liquid. Asset-backed securities including mortgage backed securities are valued using broker/dealer quotes when available. When quotes are not available, fair value is determined utilizing a discounted cash flow approach, which incorporates other observable inputs such as cash flows, underlying security structure and market information including interest rates and bid evaluations of comparable securities. Certain fixed income securities are held within commingled funds which are valued unitizing NAV determined by the custodian of the fund. These values are based on the fair value of the underlying net assets owned by the fund.

Cash and cash equivalents consist primarily of short-term commercial paper, bonds and other cash or cash-like instruments including settlement proceeds due from brokers, stated at cost, which approximates fair value.

The following tables set forth a summary of non-U.S. pension plan assets valued using NAV or its equivalent as of September 30, 2011 and September 24, 2010 ($ in millions):

	September 30, 2011
Investment ($ in millions)	Fair Value	Redemption Frequency	Redemption Notice Period
U.S. equity securities	$18	Daily	1 day
Non-U.S. equity securities	8	Daily, Semi-monthly	1 day, 5 days
Government and government agency securities	15	Daily	1 day
Corporate debt securities	15	Daily	1 day, 2 days, 3 days
Mortgage and other asset-backed securities	3	Daily	1 day, 3 days

	$59

	September 24, 2010
Investment ($ in millions)	Fair Value	Redemption Frequency	Redemption Notice Period
U.S. equity securities	$13	Daily	1 day
Non-U.S. equity securities	10	Semi-monthly, Monthly	5 days, 15 days
Government and government agency securities	12	Daily	1 day
Corporate debt securities	14	Daily	1 day, 2 days
Mortgage and other asset-backed securities	4	Daily	1 day

	$53

The strategy of the Company’s investment managers with regard to the investments valued using NAV or its equivalent is to either match or exceed relevant benchmarks associated with the respective asset category. None of the investments valued using NAV or its equivalent contain any redemption restrictions or unfunded commitments.

During 2011, the Company contributed $14 million to its non-U.S. pension plans, which represented the Company’s minimum required contributions to its pension plans for fiscal year 2011.

The Company’s funding policy is to make contributions in accordance with the laws and customs of the various countries in which it operates and to make discretionary voluntary contributions from time-to-time. The Company anticipates that it will contribute at least the minimum required to its pension plans in 2012 of $15 million for non-U.S. plans.

Benefit payments for the Company’s non-U.S. plans, including those amounts to be paid and reflecting future expected service as appropriate, are expected to be paid as follows ($ in millions):

2012	$10
2013	12
2014	13
2015	13
2016	12
2017 - 2021	72

The Company also participates in a number of multi-employer defined benefit plans on behalf of certain employees. Pension expense related to multi-employer plans was not material for 2011, 2010 and 2009.

Defined Contribution Retirement Plans—The Company maintains through Tyco several defined contribution retirement plans, which include 401(k) matching programs, as well as qualified and nonqualified profit sharing and share bonus retirement plans. Expense for the defined contribution plans is computed as a percentage of participants’ compensation and was $7 million for 2011, 2010 and 2009. The Company also maintains through Tyco an unfunded Supplemental Executive Retirement Plan (“SERP”). This plan is nonqualified and restores the employer match that certain employees lose due to IRS limits on eligible compensation under the defined contribution plans. The expense related to the SERP was not material for 2011, 2010 and 2009.

Deferred Compensation Plans––The Company has nonqualified deferred compensation plans maintained by Tyco, which permit eligible employees to defer a portion of their compensation. A record keeping account is set up for each participant and the participant chooses from a variety of measurement funds for the deemed investments of their accounts. The measurement funds correspond to a number of funds in the company’s 401(k)

plans and the account balance fluctuates with the investment on those funds. Deferred compensation liabilities were $20 million as of both September 30, 2011 and September 24, 2010. Deferred compensation expense was not material for 2011, 2010 and 2009.

Postretirement Benefit Plans—The Company generally does not provide postretirement benefits other than pensions for its employees. However, certain acquired operations provide these benefits to employees who were eligible at the date of acquisition, and a small number of U.S. operations provide ongoing eligibility for such benefits. Net periodic postretirement benefit cost was not material for 2011, 2010 and 2009. The Company’s Combined Balance Sheets include postretirement benefit obligations of $16 million and $18 million as of September 30, 2011 and September 24, 2010, respectively. In addition, the Company recorded a net actuarial gain of $5 million within accumulated other comprehensive income included in the Combined Statements of Parent Company Equity as of both September 30, 2011 and September 24, 2010.

The Company does not expect to make any material contributions to its postretirement benefit plans in 2012. Benefit payments, including those amounts to be paid and reflecting future expected service are not expected to be material for fiscal year 2012 and thereafter.

13. SHARE PLANS

As of September 24, 2011, all stock options, restricted stock units, performance share units and other stock-based awards (collectively “awards”) held by the Company employees were granted under the Tyco 2004 Stock and Incentive Plan (the “2004 Plan”) or other Tyco equity incentive plans. The 2004 plan is administered by the Compensation and Human Resources Committee of the Board of Directors of Tyco, which consists exclusively of independent directors and provides for the awards.

Total share-based compensation cost recognized during 2011, 2010 and 2009 was $12 million, $12 million and $11 million, respectively, all of which is included in selling, general and administrative expenses in the Combined Statements of Operations. The Company has recognized a related tax benefit of $3 million associated with its share-based compensation arrangements for the years ended 2011, 2010 and 2009.

The grant-date fair value of each option grant is estimated using the Black-Scholes option pricing model. The fair value is amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was calculated based on the historical volatility of Tyco International’s stock and measures for a set of peer companies of Tyco. The average expected life is based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. The expected annual dividend per share was based on Tyco International’s expected dividend rate. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant. The compensation expense recognized is net of estimated forfeitures. Forfeitures are estimated based on voluntary termination behavior, as well as an analysis of actual share option forfeitures.

The weighted-average assumptions Tyco International used in the Black-Scholes option pricing model for 2011, 2010 and 2009 are as follows:

	2011	2010	2009
Expected stock price volatility	33%	34%	32%
Risk free interest rate	1.23%	2.38%	2.62%
Expected annual dividend per share	$0.84	$0.80	$0.80
Expected life of options (years)	5.1	5.2	5.0

The weighted-average grant-date fair values of options granted during 2011, 2010 and 2009 was $9.07, $9.03 and $7.00, respectively. The total intrinsic value of options exercised during 2011, 2010 and 2009 was

$4 million, $2 million and nil, respectively. The related excess cash tax benefit classified as a financing cash inflow for 2011, 2010 and 2009 was not material.

Share option activity for the Company’s employees as of September 30, 2011, and changes during the year then ended is presented below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ in millions)
Outstanding as of September 24, 2010	3,333,914	$44.64
Granted	399,840	37.38
Exercised	(428,255)	35.01
Expired	(631,899)	65.33
Forfeited	(84,097)	34.10
Net transfers(1)	(142,356)	42.18

Outstanding as of September 30, 2011	2,447,147	40.23	5.3	$11
Vested and unvested expected to vest as of September 30, 2011	2,373,171	40.38	5.2	11
Exercisable as of September 30, 2011	1,610,677	43.13	3.7	6

(1)	Net transfers of shares relate to the share options associated with employees transferring between the Company and another Tyco entity while maintaining their Tyco share options.

As of September 30, 2011, there was $4 million of total unrecognized compensation cost related to non-vested options granted. The cost is expected to be recognized over a weighted-average period of 2.3 fiscal years.

Employee Stock Purchase Plans— Tyco’s Employee Stock Purchase Plan (“ESPP”) was suspended indefinitely during the quarter ended September 25, 2009. Prior to that date, substantially all full-time employees of Tyco’s U.S. subsidiaries and employees of certain qualified non-U.S. subsidiaries were eligible to participate in the ESPP. Eligible employees authorized payroll deductions to be made for the purchase of shares. Tyco matched a portion of the employee contribution by contributing an additional 15% of the employee’s payroll deduction. All shares purchased under the plan were purchased on the open market by a designated broker.

Under Tyco’s “Save as You Earn” (“SAYE”) Plan, eligible employees in the United Kingdom were granted options to purchase shares at the end of three years of service at 85% of the market price at the time of grant. Options under the SAYE Plan are generally exercisable after a period of three years and expire six months after the date of vesting. The SAYE Plan provided for a maximum of 10 million common shares to be issued. All of the shares purchased under the SAYE Plan were purchased on the open market. The SAYE Plan was approved on November 3, 1999 for a ten year period and expired according to its terms on November 3, 2009. The International Benefits Oversight Committee of Tyco has not approved any additional grants since the last annual grant on October 9, 2008 and it has not applied for approval of a replacement for the SAYE Plan at this time.

Share option activity under Tyco’s U.K. SAYE plan for the Company’s employees as of September 30, 2011, and changes during the year then ended is presented below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ in millions)
Outstanding as of September 24, 2010	22,277	$36.07
Exercised	(12,391)	37.21
Expired	(1,030)	36.16
Forfeited	(757)	34.89

Outstanding as of September 30, 2011	8,099	34.41	0.5	––
Vested and unvested expected to vest as of September 30, 2011	8,022	34.41	0.5	––

The grant-date-fair value of each option grant under the SAYE plan is estimated using the Black-Scholes option pricing model. Assumptions for expected volatility, the average expected life, the risk-free rate, as well as the expected annual dividend per share were made using the same methodology as previously described under Share Options.

The weighted-average grant-date fair values of options granted under the SAYE Plan during 2009 were $3.47. There were no options granted under the SAYE Plan during 2011 and 2010. The total intrinsic value of options exercised during 2011, 2010 and 2009 were not material. The related excess cash tax benefit classified as a financing cash inflow for 2011, 2010 and 2009 was not material. As of September 30, 2011, total unrecognized compensation cost related to non-vested options granted under the SAYE Plan was not material. The remaining cost is expected to be recognized in the first quarter of fiscal year 2012.

Restricted Stock Units and Performance Share Units—Restricted stock units are granted subject to certain restrictions. Conditions of vesting are determined at the time of grant under the 2004 Plan. Restrictions on the award generally lapse upon normal retirement, if more than twelve months from the grant date, and death or disability of the employee.

The fair market value of restricted units, both time vesting and those subject to specific performance criteria, are expensed over the period of vesting. Restricted share units that vest based upon passage of time generally vest over a period of four years. The fair value of restricted share units is determined based on the closing market price of Tyco’s shares on the grant date. Restricted share units that vest dependent upon attainment of various levels of performance that equal or exceed targeted levels generally vest in their entirety three years from the grant date. The fair value of performance share units is determined based on the Monte Carlo valuation model. The compensation expense recognized for restricted share units is net of estimated forfeitures.

Recipients of restricted stock units have no voting rights and receive dividend equivalent units (“DEUs”). Recipients of performance share units have no voting rights and may receive DEUs depending on the terms of the grant.

Share option activity of Tyco’s restricted stock units and performance share units for the Company’s employees as of September 30, 2011 and changes during the year then ended is presented in the tables below:

Non-vested Restricted Share Units	Shares	Weighted-average Grant-Date Fair Value
Non-vested as of September 24, 2010	540,198	$35.42
Granted	241,808	37.39
Vested	(217,618)	39.09
Forfeited	(56,144)	34.89
Net transfers (1)	(25,555)	36.02

Non-vested as of September 30, 2011	482,689	34.82

(1)	Net transfers of shares relate to the above restricted share awards associated with employees transferring between the Company and another Tyco entity while maintaining their Tyco share awards.

The weighted-average grant-date fair value of restricted stock units granted during 2011, 2010 and 2009 was $37.39, $34.08 and $29.02, respectively. The total fair value of restricted stock units vested during 2011, 2010 and 2009 was $8 million, $7 million and $9 million, respectively.

Non-vested Performance Share Units	Shares	Weighted-average Grant-Date Fair Value
Non-vested as of September 24, 2010	173,440	$34.17
Granted	59,040	41.95
Forfeited	(19,074)	35.15
Net transfers (1)	(27,584)	37.58

Non-vested as of September 30, 2011	185,822	35.99

(1)	Net transfers of shares relate to the above performance share units associated with employees transferring between the Company and another Tyco entity while maintaining their Tyco share awards.

The weighted-average grant-date fair value of performance share units granted during 2011, 2010 and 2009 was $41.95, $41.76 and $27.84, respectively. No performance share units vested during fiscal year 2011, 2010 or 2009.

As of September 30, 2011, there was $11 million of total unrecognized compensation cost related to both non-vested restricted stock units and performance shares. The cost is expected to be recognized over a weighted-average period of 2.2 fiscal years.

Impact of the Spin-Off – Prior to the Distribution, the Company’s Board of Directors is expected to adopt, with the approval of Tyco as its sole shareholder, the establishment of stock incentive plans providing for future awards to the Company employees.

Prior to Distribution, performance share units will convert into restricted stock units based on performance achieved on or about the closing date. Following the Distribution, all equity awards (other than restricted stock units granted prior to October 12, 2011) held by the Company’s active employees will convert into like-kind equity awards of the Company. With respect to restricted stock units granted prior to October 12, 2011, such awards will convert into like-kind equity awards of the three separately traded companies resulting from the Spin-Off. All equity awards held by former employees of the Company will convert into equity awards of the three separately traded companies resulting from Spin-Off. All equity awards will be converted at equivalent value determined using the intrinsic value method. The original vesting provisions will remain in effect for all equity awards.

14. ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income are as follows ($ in millions):

	Currency Translation Adjustments(1)	Retirement Plans	Accumulated Other Comprehensive Income (Loss)
Balance as of September 26, 2008	$704	$(56)	$648
Cumulative effect of adopting a new accounting principle (see Note 12)	—	11	11
Pre-tax current period change	(5)	(11)	(16)
Divestiture of businesses	21	—	21
Income tax expense	—	(4)	(4)

Balance as of September 25, 2009	720	(60)	660
Pre-tax current period change	(64)	(6)	(70)
Divestiture of businesses	(4)	—	(4)
Income tax benefit	—	1	1

Balance as of September 24, 2010	652	(65)	587
Pre-tax current period change	35	(2)	33
Divestiture of businesses	(131)	—	(131)

Balance as of September 30, 2011	$556	$(67)	$489

(1)

During the years ended September 30, 2011, September 24, 2010 and September 25, 2009, $131 million of cumulative translation gain, $4 million of cumulative translation gain and $21 million of cumulative translation loss, respectively, were transferred from currency translation adjustments as a result of the sale of non-U.S. entities. Of these amounts, $126 million, $4 million and $21 million, respectively, are included in income from discontinued operations, net of income taxes in the Combined Statements of Operations.

Other

The Company had $1.2 billion of intercompany loans designated as permanent in nature as of September 30, 2011 and September 24, 2010, respectively. For the years ended September 30, 2011, September 24, 2010 and September 25, 2009, the Company recorded $18 million and $3 million of cumulative translation gain, and $5 million of cumulative translation loss, respectively, through accumulated other comprehensive income related to these loans.

15. REDEEMABLE NONCONTROLLING INTEREST

As described in Note 4 (“Acquisitions”), on June 29, 2011, the Company acquired a 75% ownership interest in KEF within the Company’s Valves & Controls segment. The remaining 25% interest is held by a noncontrolling interest stakeholder. In connection with the acquisition of KEF, the Company and the noncontrolling interest stakeholder have a call and put arrangement, respectively, for the Company to acquire the remaining 25% ownership interest at a price equal to the greater of $100 million or a multiple of KEF’s average EBITDA for the prior twelve consecutive fiscal quarters. The arrangement becomes exercisable beginning the first full fiscal quarter following the third anniversary of the KEF closing date of June 29, 2011. Noncontrolling interests with redemption features, such as the arrangement described above, that are not solely within the Company’s control are considered redeemable noncontrolling interests. The Company accretes changes in the redemption value through noncontrolling interest in subsidiaries net income attributable to the noncontrolling interest over the period from the date of issuance to the earliest redemption date. Redeemable noncontrolling interest is considered to be temporary equity and is therefore reported in the mezzanine section between liabilities and equity on the Company’s Combined Balance Sheet at the greater of the initial carrying amount increased or decreased for the noncontrolling interest’s share of net income or loss or its redemption value.

The rollforward of redeemable noncontrolling interest as of September 30, 2011 is as follows:

2011
Balance as of September 24, 2010	$—
Acquisition of redeemable noncontrolling interest as of June 29, 2011	92
Net loss	(2)
Adjustments to redemption value	3

Balance as of September 30, 2011	$93

During the years ended September 24, 2010 and September 25, 2009, the Company did not have redeemable noncontrolling interest.

16. COMBINED SEGMENT DATA

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. The Company, from time to time, may realign businesses and management responsibility within its operating segments based on considerations such as opportunity for market or operating synergies and/or to more fully leverage existing capabilities and enhance development for future products and services. Selected information by segment is presented in the following tables ($ in millions):

	2011	2010	2009
Net revenue(1)
Valves & Controls	$2,215	$1,990	$2,279
Thermal Controls	734	603	576
Water & Environmental Systems	699	788	637

Total	$3,648	$3,381	$3,492

(1)	Revenue by operating segment excludes intercompany transactions. No single customer represents more than 10% of net revenue.

	2011	2010	2009
Operating income (loss):
Valves & Controls	$277	$248	$372
Thermal Controls	107	74	79
Water & Environmental Systems(1)	16	100	87
Corporate	(94)	(91)	(87)

Total	$306	$331	$451

(1)	Operating income includes a goodwill impairment charge of $35 million for the year ended September 30, 2011.

Depreciation and amortization and capital expenditures by segment for the years ended September 30, 2011, September 24, 2010 and September 25, 2009 are as follows ($ in millions):

	2011	2010	2009
Depreciation and amortization:
Valves & Controls	$41	$40	$38
Thermal Controls	10	10	9
Water & Environmental Systems	18	16	14
Corporate	3	1	2

Total	$72	$67	$63

	2011	2010	2009
Capital expenditures, net:
Valves & Controls	$40	$58	$62
Thermal Controls	7	16	13
Water & Environmental Systems	12	13	12
Corporate	20	4	9

Total	$79	$91	$96

Total assets by segment as of September 30, 2011, September 24, 2010 and September 25, 2009 are as follows ($ in millions):

	2011	2010	2009
Total Assets:
Valves & Controls	$3,376	$2,609	$2,730
Thermal Controls	664	587	602
Water & Environmental Systems	789	889	955
Corporate	315	275	296
Assets held for sale	—	322	263

	$5,144	$4,682	$4,846

Net revenue by geographic area for the years ended September 30, 2011, September 24, 2010 and September 25, 2009 is as follows ($ in millions):

	2011	2010	2009
Net Revenue(1):
Asia-Pacific	$1,377	$1,380	$1,302
Europe, Middle East and Africa	1,136	1,008	1,175
United States	780	706	774
Other Americas	355	287	241

	$3,648	$3,381	$3,492

(1)	Revenue is attributed to individual countries based on the reporting entity that records the transaction.

Long-lived assets by geographic area as of September 30, 2011, September 24, 2010 and September 25, 2009 are as follows ($ in millions):

	2011	2010	2009
Long-lived assets(1):
Asia-Pacific	$329	$286	$266
Europe, Middle East and Africa	258	169	179
United States	102	138	110
Other Americas	29	30	23
Corporate	30	13	10

	$748	$636	$588

(1)	Long-lived assets are comprised primarily of property, plant and equipment and exclude goodwill, other intangible assets, deferred taxes and other shared assets.

17. SUPPLEMENTAL COMBINED BALANCE SHEET INFORMATION

Selected supplemental Combined Balance Sheet information as of September 30, 2011 and September 24, 2010 is as follows ($ in millions):

	2011	2010
Deferred income tax asset	$92	$84
Other	312	217

Other assets	$404	$301

Accrued payroll and payroll related costs	$169	$170
Customer advances	89	80
Deferred income tax liability	26	5
Income taxes payable	11	10
Other	237	194

Accrued and other current liabilities	$532	$459

Long-term pension and postretirement liabilities	$90	$95
Deferred income tax liability	68	43
Income taxes payable	24	20
Other	206	243

Other liabilities	$388	$401

18. INVENTORY

Inventories consisted of the following ($ in millions):

	September 30, 2011	September 24, 2010
Purchased materials and manufactured parts	$347	$283
Work in process	130	92
Finished goods	295	269

Inventories	$772	$644

Inventories are recorded at the lower of cost (primarily first-in, first-out) or market value.

19. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following ($ in millions):

	September 30, 2011	September 24, 2010
Land	$97	$88
Buildings and leasehold improvements	346	271
Machinery and equipment	860	793
Property under capital leases(1)	2	2
Construction in progress	41	54
Accumulated depreciation(2)	(739)	(709)

Property, plant and equipment, net	$607	$499

(1)	Property under capital leases consists primarily of buildings.
(2)	Accumulated amortization of capital lease assets was $1 million and nil as of September 30, 2011 and September 24, 2010, respectively.

20. SUBSEQUENT EVENT

The Company has evaluated subsequent events through the time it issued its financial statements on May 7, 2012.

Consistent with its annual equity compensation practices, on October 12, 2011, Tyco granted the Company’s employees 0.3 million share options with a weighted-average grant-date fair value of $12.40 per share at the date of grant. Additionally, Tyco granted 0.2 million and 0.1 million restricted stock units and performance share units with a fair value of $44.32 and $49.42 per share on the date of grant, respectively.

On March 28, 2012, the Company announced that it entered into a definitive agreement to combine its flow control business with Pentair in a tax-free, all-stock merger (“the Merger”), immediately following the spin off of the flow control business. Upon completion of the Merger, which has been unanimously approved by the Boards of both companies, Tyco shareholders are expected to own approximately 52.5% of the common shares of the combined company and Pentair shareholders are expected to own approximately 47.5%. Completion of the separation transactions, including the Merger, is subject to the approval of the distributions by Tyco shareholders, the approval of the Merger by Pentair shareholders, regulatory approvals and customary closing conditions.

FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL LTD.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

($ in millions)

Description	Balance at Beginning of Year	Additions Charged to Income/ (Reversals)	Divestitures and Other	Deductions	Balance at End of Year
Accounts Receivable:
Year Ended September 25, 2009	$29	$9	$1	$(6)	$33
Year Ended September 24, 2010	33	5	—	(3)	35
Year Ended September 30, 2011	35	(1)	1	(12)	23

FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL LTD.

COMBINED STATEMENTS OF OPERATIONS

FOR THE QUARTERS ENDED DECEMBER 30, 2011

and DECEMBER 24, 2010

(Unaudited)

	December 30, 2011	December 24, 2010
	($ in millions)
Net revenue	$926	$826
Cost of revenue	615	548

Gross profit	311	278
Selling, general and administrative expenses	213	192
Goodwill impairment	—	35
Restructuring asset impairment and divestiture charges, net (see Notes 2 and 3)	—	1

Operating income	98	50
Interest income	3	2
Interest expense	(12)	(11)

Income from continuing operations before income taxes	89	41
Income tax expense	(27)	(27)

Income from continuing operations	62	14
Income from discontinued operations, net of income taxes	—	173

Net income	62	187
Less: noncontrolling interest in subsidiaries net income	1	—

Net income attributable to Parent Company Equity	$61	$187

Amounts attributable to Parent Company Equity:
Income from continuing operations	$61	$14
Income from discontinued operations	—	173

Net income attributable to Parent Company Equity	$61	$187

See Notes to Unaudited Combined Financial Statements

FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL LTD.

COMBINED BALANCE SHEETS

As of December 30, 2011 and September 30, 2011

(Unaudited)

	December 30,	September 30,
	2011	2011
	($ in millions)
Assets
Current Assets:
Cash and cash equivalents	$186	$122
Accounts receivable trade, less allowance for doubtful accounts of $24 and $23, respectively	637	716
Inventories	841	772
Prepaid expenses and other current assets	193	180
Deferred income taxes	79	79

Total current assets	1,936	1,869
Property, plant and equipment, net	611	607
Goodwill	2,115	2,137
Intangible assets, net	123	127
Other assets	384	404

Total Assets	$5,169	$5,144

Liabilities and Parent Company Equity
Current Liabilities:
Current maturities of long-term debt, including allocated debt of $7 and nil, respectively (see Note 7)	$7	$—
Accounts payable	341	336
Accrued and other current liabilities	528	532

Total current liabilities	876	868
Long-term debt, including allocated debt of $860 and $859, respectively (see Note 7)	876	876
Other liabilities	388	388

Total Liabilities	2,140	2,132

Commitments and contingencies (see Note 10)
Redeemable noncontrolling interest (see Note 12)	94	93

Parent Company Equity:
Parent company investment	2,493	2,430
Accumulated other comprehensive income	442	489

Total Parent Company Equity	2,935	2,919

Total Liabilities, Redeemable Noncontrolling Interest and Parent Company Equity	$5,169	$5,144

See Notes to Unaudited Combined Financial Statements

FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL LTD.

COMBINED STATEMENTS OF CASH FLOWS

For the Quarters Ended December 30, 2011 and December 24, 2010

(Unaudited)

	For the Quarters Ended
	December 30, 2011	December 24, 2010
	($ in millions)
Cash Flows From Operating Activities:
Net income attributable to Parent Company Equity	$61	$187
Noncontrolling interest in subsidiaries net income	1
Income from discontinued operations, net of income taxes	—	(173)

Income from continuing operations	62	14
Adjustments to reconcile net cash provided by (used in) operating activities:
Depreciation and amortization	21	15
Goodwill impairment	—	35
Deferred income taxes	27	27
Provision for losses on accounts receivable and inventory	2	3
Other non-cash items	2	3
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:
Accounts receivable	68	44
Inventories	(84)	(41)
Prepaid expenses and other current assets	(3)	(9)
Accounts payable	(32)	8
Accrued and other liabilities	3	(56)
Income taxes payable	(2)	(16)
Deferred revenue	(4)	12
Other	(20)	15

Net cash provided by operating activities	40	54

Net cash used in discontinued operating activities	—	(11)

Cash Flows From Investing Activities:
Capital expenditures	(25)	(13)
Proceeds from sale of fixed assets	1	2
Acquisition of businesses, net of cash acquired	—	(7)
Other	1	3

Net cash used in investing activities	(23)	(15)

Net cash provided by discontinued investing activities	—	264

Cash Flows From Financing Activities:
Allocated debt activity	8	(33)
Change in due to (from) Tyco and affiliates	37	(65)
Change in parent company investment	2	(212)
Transfers from discontinued operations	—	253

Net cash provided by (used in) financing activities	47	(57)

Net cash used in discontinued financing activities	—	(253)

Effect of currency translation on cash	—	2
Net increase (decrease) in cash and cash equivalents	64	(16)
Cash and cash equivalents at beginning of year	122	146

Cash and cash equivalents at end of year	$186	$130

See Notes to Unaudited Combined Financial Statements

FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL LTD.

COMBINED STATEMENTS OF PARENT COMPANY EQUITY

For the Quarters Ended December 30, 2011 and December 24, 2010

(Unaudited)

	Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent Company Equity
	($ in millions)
Balance as of September 24, 2010	$2,050	$587	$2,637
Comprehensive income:
Net income attributable to Parent Company Equity	187		187
Currency translation		(126)	(126)

Total comprehensive income			61
Net transfers to Parent	(167)		(167)

Balance as of December 24, 2010	$2,070	$461	$2,531

	Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent Company Equity
	($ in millions)
Balance as of September 30, 2011	$2,430	$489	$2,919
Comprehensive income:
Net income attributable to Parent Company Equity	61		61
Currency translation		(47)	(47)

Total comprehensive income			14
Net transfers from Parent	2		2

Balance as of December 30, 2011	$2,493	$442	$2,935

See Notes to Unaudited Combined Financial Statements

FLOW CONTROL BUSINESS OF TYCO INTERNATIONAL, LTD.

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Spin-Off—On September 19, 2011, Tyco International Ltd. announced that its Board of Directors approved a plan to separate Tyco International Ltd. (“Tyco” or “Parent”) into three separate, publicly traded companies (the “Spin-Off”), identifying the Flow Control Business (the “Company” or “Flow Control”), as one of those three companies. The Spin-Off is expected to be completed by the end of the third calendar quarter of 2012 through a tax-free pro rata distribution of all of the equity interest in the flow control business. Upon completion of the Spin-Off, Tyco Flow Control International Ltd. will become the parent of the Company.

Completion of the proposed Spin-Off is subject to certain conditions, including final approval by the Tyco Board of Directors and shareholders, receipt of tax opinions and rulings and the filing and effectiveness of registration statements with the Securities and Exchange Commission (“SEC”). The Spin-Off will also be subject to the completion of any necessary financing.

Basis of Presentation—The Combined Financial Statements include the combined operations, assets and liabilities of the Company. The Combined Financial Statements have been prepared in United States dollars (“USD”), in accordance with generally accepted accounting principles in the United States (“GAAP”). The Combined Financial Statements included herein are unaudited, but in the opinion of management, such financial statements include all adjustments, consisting of normal recurring adjustments, necessary to summarize fairly the Company’s financial position, results of operations and cash flows for the interim period. The results reported in these Combined Financial Statements should not be taken as indicative of results that may be expected for the entire year. These financial statements should be read in conjunction with the Company’s audited Combined Financial Statements included elsewhere in this registration statement.

Additionally, the Combined Financial Statements do not necessarily reflect what the Company’s combined results of operations, financial position and cash flows would have been had the Company operated as an independent, publicly traded company during the periods presented. To the extent that an asset, liability, revenue or expense is directly associated with the Company, it is reflected in the accompanying Combined Financial Statements. General corporate overhead, debt and related interest expense have been allocated by Tyco to the Company. Management believes such allocations are reasonable; however, they may not be indicative of the actual results of the Company had the Company been operating as an independent, publicly traded company for the periods presented or amounts that will be incurred by the Company in the future. Note 7 (“Debt”) provides further information regarding debt related allocations and Note 8 (“Related Party Transactions”) provides further information regarding allocated expenses.

References in the notes to the Combined Financial Statements to 2012 and 2011 are to the Company’s fiscal quarters ending December 30, 2011 and December 24, 2010, respectively, unless otherwise indicated.

The Company has a 52 or 53-week fiscal year that ends on the last Friday in September. Fiscal year 2012 will be a 52-week, whereas fiscal year 2011 was a 53-week year.

Recently Issued Accounting Pronouncements—In June 2011, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance for the presentation of comprehensive income. The guidance amended the reporting of Other Comprehensive Income (“OCI”) by eliminating the option to present OCI as part of the Combined Statements of Parent Company Equity. The amendment will not impact the accounting for OCI, but only its presentation in the Company’s Combined Financial Statements. The guidance requires that items of net income and OCI be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements which include total net income and its components, consecutively followed by total OCI and its components to arrive at total comprehensive income. In December 2011, the FASB issued authoritative guidance to defer the effective date for those aspects of the guidance relating to the presentation of reclassification adjustments out of accumulated other comprehensive income by component. The guidance must be applied retrospectively and is effective for the Company in the first quarter of fiscal year 2013, with early adoption permitted. The Company is currently assessing the timing of its adoption of the guidance.

In September 2011, the FASB issued authoritative guidance which expanded and enhanced the existing disclosures related to multi-employer pension and other postretirement benefit plans. The amendments require additional quantitative and qualitative disclosures to provide more detailed information including the significant multi-employer plans in which the Company participates, the level of the Company’s participation and contributions and the financial health and indication of funded status, which will provide users of financial statements with a better understanding of the employer’s involvement in multi-employer benefit plans. The guidance must be applied retrospectively and is effective for the Company for the fiscal year 2012 annual period, with early adoption permitted. The Company is currently assessing the timing of its adoption of the guidance along with what impact, if any, the guidance will have on its annual disclosures.

In September 2011, the FASB issued authoritative guidance which amends the process of testing goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not, defined as having a likelihood of more than fifty percent that the fair value of a reporting unit is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, performing the traditional two step goodwill impairment test is unnecessary. If an entity concludes otherwise, it would be required to perform the first step of the two step goodwill impairment test. If the carrying amount of the reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test. However, an entity has the option to bypass the qualitative assessment in any period and proceed directly to step one of the impairment test. The guidance is effective for the Company for interim and annual impairment testing beginning in the first quarter of fiscal year 2013, with early adoption permitted. The Company is currently assessing the timing of its adoption of the guidance.

2. DIVESTITURES

From time to time, the Company may dispose of businesses that do not align with its long-term strategy.

Fiscal Year 2012

During the quarter ended December 30, 2011, there were no businesses which met the criteria to be presented as discontinued operations.

Fiscal Year 2011

On September 30, 2010, the Company sold its European water business, which was part of the Company’s Water & Environmental Systems segment. The sale was completed for approximately $264 million in cash proceeds, net of $7 million of cash divested on sale, and a pre-tax gain of $176 million was recorded, which was largely exempt from tax. The gain was recorded in income from discontinued operations, net of income taxes in the Company’s Combined Statements of Operations.

Financial information related to discontinued operations for the quarter ended December 24, 2010 is as follows ($ millions):

December 24, 2010
Net revenue	$3

Pre-tax loss from discontinued operations	$(5)
Pre-tax income on sale of discontinued operations	176
Income tax benefit	2

Income from discontinued operations, net of income taxes	$173

There were no material pending divestitures as of December 30, 2011 and September 30, 2011.

3. RESTRUCTURING AND ASSET IMPAIRMENT CHARGES, NET

From time to time, the Company will initiate various restructuring actions which result in employee severance, facility exit and other restructuring costs as described below.

The Company recorded restructuring and asset impairment charges, net by program and classified these in the Combined Statement of Operations as follows ($ in millions):

	For the Quarter Ended December 30, 2011	For the Quarter Ended December 24, 2010
2012 actions	$1	$—
2011 program	—	(1)
2009 program	(1)	1

Total restructuring and asset impairment charges, net	$—	$—

Charges reflected in selling, general and administrative (“SG&A”)	$—	$(1)
Charges reflected in restructuring, asset impairment and divestiture charges, net	—	1

2012 Actions

Restructuring and asset impairment charges, net, during the quarter ended December 30, 2011 are as follows ($ in millions):

For the Quarter Ended December 30, 2011
Employee Severance and Benefits
Valves & Controls	$1

The rollforward of the reserves from September 30, 2011 to December 30, 2011 is as follows ($ in millions):

Balance as of September 30, 2011	$—
Charges	1
Utilization	(1)

Balance as of December 30, 2011	$—

2011 Program

Restructuring and asset impairment charges, net, during the quarters ended December 30, 2011 and December 24, 2010 are as follows ($ in millions):

	Facility Exit and	Facility Exit and	Facility Exit and
	For the Quarter Ended December 30, 2011
	Employee Severance and Benefits	Facility Exit and Other Charges	Total
Valves & Controls	$—	$1	$1
Thermal Controls	(1)	—	(1)

Total	$(1)	$1	$—

For the Quarter Ended December 24, 2010
Charges reflected in SG&A
Valves & Controls	$(1)

Restructuring and asset impairment charges, net, incurred cumulative to date from initiation of the 2011 Program are as follows ($ in millions):

	Employee Severance and Benefits	Facility Exit and Other Charges	Charges Reflected in SG&A	Total
Valves & Controls	$3	$4	$(1)	$6
Thermal Controls	1	—	—	1
Water & Environmental Systems	4	—	—	4

Total	$8	$4	$(1)	$11

The rollforward of the reserves from September 30, 2011 to December 30, 2011 is as follows ($ in millions):

Balance as of September 30, 2011	$6
Charges	1
Reversals	(1)
Utilization	(1)

Balance as of December 30, 2011	$5

2009 Program

Restructuring and asset impairment charges, net, during the quarters ended December 30, 2011 and December 24, 2010 are as follows ($ in millions):

For the Quarter Ended December 30, 2011
Employee Severance and Benefits
Valves & Controls	$(1)

For the Quarter Ended December 24, 2010
Facility Exit and Other Charges
Valves & Controls	$1

Restructuring and asset impairment charges, net, incurred cumulative to date from initiation of the 2009 Program are as follows ($ in millions):

	Employee Severance and Benefits	Facility Exit and Other Charges	Charges Reflected in Cost of Revenue	Charges Reflected in SG&A	Total
Valves & Controls	$14	$11	$—	$(1)	$24
Thermal Controls	5	1	—	—	6
Water & Environmental Systems	5	2	—	—	7
Corporate	5	(3)	4	—	6

Total	$29	$11	$4	$(1)	$43

The rollforward of the reserves from September 30, 2011 to December 30, 2011 is as follows ($ in millions):

Balance as of September 30, 2011	$2
Reversals	(1)

Balance as of December 30, 2011	$1

Total Restructuring Reserves

As of December 30, 2011 and September 30, 2011, restructuring reserves related to all programs were included in the Company’s Combined Balance Sheets as follows ($ in millions):

	As of December 30, 2011	As of September 30, 2011
Accrued and other current liabilities	$6	$8

4. ACQUISITIONS

Fiscal Year 2012

During the quarter ended December 30, 2011, there were no acquisitions made by the Company.

Fiscal Year 2011

During the quarter ended December 24, 2010, cash paid for acquisitions included in continuing operations totaled $7 million. The Company’s Water & Environmental segment acquired Supavac. Supavac is a manufacturer of vacuum loading solids pumps for management of concentrates and residues.

5. INCOME TAXES

The Company did not have a significant change to its unrecognized tax benefits during the quarter ended December 30, 2011.

Many of the Company’s uncertain tax positions relate to tax years that remain subject to audit by the taxing authorities in U.S. federal, state and local or foreign jurisdictions. Open tax years in significant jurisdictions are as follows:

Jurisdiction	Years Open To Audit
Australia	2004—2011
Canada	2002—2011
France	1999—2011
Germany	1998—2011
Italy	2004—2011
Switzerland	2002—2011
United States	1997—2011

The Company does not anticipate the total amount of the unrecognized tax benefits to change significantly within the next twelve months.

At each balance sheet date, management evaluates whether it is more likely than not that the Company’s deferred tax assets will be realized and if sufficient future taxable income will be available by assessing current period and projected operating results and other pertinent data. As of December 30, 2011, the Company had recorded deferred tax assets of $148 million, which is comprised of $409 million gross deferred tax assets net of $261 million valuation allowances.

Undistributed Earnings of Subsidiaries

Except for earnings that are currently distributed, no additional material provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to investments in subsidiaries, since the earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or the Company has concluded that no additional tax liability will arise as a result of the distribution of such earnings. A liability could arise if amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

Tax Sharing Agreement and Other Income Tax Matters

In connection with Tyco Flow Control International Ltd.’s separation from Tyco, Tyco Flow Control International Ltd. expects to enter into a tax sharing agreement with Tyco and The ADT Corporation (the “2012 Tax Sharing Agreement”) that will govern the rights and obligations of Tyco Flow Control International Ltd., Tyco and The ADT Corporation for certain pre-Distribution tax liabilities, including Tyco’s obligations under the tax sharing agreement that Tyco, Covidien Public Limited Company (“Covidien”) and TE Connectivity Ltd. (“TE Connectivity”) entered into in 2007 (the “2007 Tax Sharing Agreement”). Tyco Flow Control International Ltd. expects that the 2012 Tax Sharing Agreement will provide that Tyco Flow Control International Ltd., Tyco and The ADT Corporation will share (i) certain pre-Distribution income tax liabilities that arise from adjustments made by tax authorities to Tyco Flow Control International Ltd.’s, Tyco’s and The ADT Corporation’s U.S. and certain non-U.S. income tax returns, and (ii) payments required to be made by Tyco in respect to the 2007 Tax Sharing Agreement (collectively, “Shared Tax Liabilities”).

In the event the Distribution, The ADT Corporation Spin-Off, or certain internal transactions undertaken in connection therewith were determined to be taxable as a result of actions taken after the Distribution by Tyco Flow Control International Ltd., The ADT Corporation or Tyco, the party responsible for such failure would be responsible for all taxes imposed on Tyco Flow Control International Ltd., The ADT Corporation or Tyco as a result thereof. Taxes resulting from the determination that the Distribution, The ADT Corporation Spin-Off, or any internal transaction is taxable are referred to herein as “Distribution Taxes.” If such failure is not the result of actions taken after the Distribution by Tyco Flow Control International Ltd., The ADT Corporation or Tyco, then Tyco Flow Control International Ltd., The ADT Corporation and Tyco would be responsible for any Distribution Taxes imposed on Tyco Flow Control International Ltd., The ADT Corporation or Tyco as a result of such determination in the same manner and in the same proportions as the Shared Tax Liabilities. The ADT Corporation will have sole responsibility for any income tax liability arising as a result of Tyco’s acquisition of Brink’s Home Security Holdings, Inc. (“BHS”) in May 2010, including any liability of BHS under the tax sharing agreement between BHS and The Brink’s Company dated October 31, 2008 (collectively, the “BHS Tax Liabilities”). Costs and expenses associated with the management of these Shared Tax Liabilities, Distribution Taxes and BHS Tax Liabilities will generally be shared 20% by Tyco Flow Control International Ltd., 27.5% by The ADT Corporation and 52.5% by Tyco. Tyco Flow Control International Ltd. is responsible for all of its own taxes that are not shared pursuant to the 2012 Tax Sharing Agreement’s sharing formulae. In addition, Tyco and The ADT Corporation are responsible for their tax liabilities that are not subject to the 2012 Tax Sharing Agreement’s sharing formulae.

The 2012 Tax Sharing Agreement is also expected to provide that, if any party were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party’s fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the 2012 Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, Tyco Flow Control International Ltd. could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, Tyco Flow Control International Ltd. may be obligated to pay amounts in excess of our agreed-upon share of its, Tyco’s and The ADT Corporation’s tax liabilities.

6. GOODWILL AND INTANGIBLE ASSETS

Annually, in the fiscal fourth quarter, and more frequently if triggering events occur, the Company tests goodwill for impairment by comparing the fair value of each reporting unit with its carrying amount. Fair value for each reporting unit is determined utilizing a discounted cash flow analysis based on the Company’s forecast cash flows discounted using an estimated weighted-average cost of capital of market participants. A market approach is utilized to corroborate the discounted cash flow analysis performed at each reporting unit. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired. In determining fair value, management relies on and considers a number of factors, including operating results, business plans, economic projections, anticipated future cash flow, comparable market transactions (to the extent available), other market data and the Company’s overall market capitalization.

In the first quarter of 2011, the Company changed its reporting units of its Water & Environmental Systems segment. As a result, the Company assessed the recoverability of the long-lived assets of each of the segment’s two reporting units. The Company concluded that the carrying amounts of its long-lived assets were recoverable. Subsequently, the Company performed the first step of the goodwill impairment test for the reporting units of our Water & Environmental Systems segment.

To perform the first step of the goodwill impairment test, the Company compared the carrying amounts of the reporting units to their estimated fair values. Fair value for each reporting unit was determined utilizing a discounted cash flow analysis based on forecast cash flows (including estimated underlying revenue and operating income growth rates) discounted using an estimated weighted-average cost of capital of market participants. The results of the first step of the goodwill impairment test indicated there was a potential impairment of goodwill in the Systems reporting unit only, as the carrying amount of the reporting unit exceeded its respective fair value. As a result, the Company performed the second step of the goodwill impairment test for this reporting unit by comparing the implied fair value of reporting unit goodwill with the carrying amount of the reporting unit’s goodwill. The results of the second step of the goodwill impairment test indicated that the implied goodwill amount was less than the carrying amount of goodwill for the Systems reporting unit. Accordingly, the Company recorded a non-cash impairment charge of $35 million which was recorded in goodwill impairment in the Company’s Combined Statement of Operations for the quarter ended December 24, 2010.

The changes in the carrying amount of goodwill by segment are as follows ($ in millions):

	As of September 30, 2011	Acquisitions/ Purchase Accounting Adjustments	Currency Translation	As of December 30, 2011
Valves & Controls
Gross Goodwill	$1,545	$(1)	$(15)	$1,529
Impairments	—	—	—	—

Carrying Amount of Goodwill	1,545	(1)	(15)	1,529

Thermal Controls
Gross Goodwill	313	—	(3)	310
Impairments	—	—	—	—

Carrying Amount of Goodwill	313	—	(3)	310

Water & Environmental Systems
Gross Goodwill	314	—	(3)	311
Impairments	(35)	—	—	(35)

Carrying Amount of Goodwill	279	—	(3)	276

TOTAL
Gross Goodwill	2,172	(1)	(21)	2,150
Impairments	(35)	—	—	(35)

Carrying Amount of Goodwill	$2,137	$(1)	$(21)	$2,115

	As of September 24, 2010	Acquisitions/ Purchase Accounting Adjustments	Impairments	Divestitures	Currency Translation	As of September 30, 2011
Valves & Controls
Gross Goodwill	$1,281	$249	$—	$—	$15	$1,545
Impairments	—	—	—	—	—	—

Carrying Amount of Goodwill	1,281	249	—	—	15	1,545

Thermal Controls
Gross Goodwill	307	—	—	—	6	313
Impairments	—	—	—	—	—	—

Carrying Amount of Goodwill	307	—	—	—	6	313

Water & Environmental Systems
Gross Goodwill	320	3	—	(14)	5	314
Impairments	—	—	(35)	—	—	(35)

Carrying Amount of Goodwill	320	3	(35)	(14)	5	279

TOTAL
Gross Goodwill	1,908	252	—	(14)	26	2,172
Impairments	—	—	(35)	—	—	(35)

Carrying Amount of Goodwill	$1,908	$252	$(35)	$(14)	$26	$2,137

The following table sets forth the gross carrying amounts and accumulated amortization of the Company’s intangible assets as of December 30, 2011 and September 30, 2011.

	December 30, 2011		September 30, 2011
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable:
Contracts and related customer relationships	$87	$9	$87	$5
Intellectual property	89	51	89	50
Other	6	4	6	5

Total	$182	$64	$182	$60

Non-Amortizable	$5		$5

Intangible asset amortization expense for the quarters ended December 30, 2011 and December 24, 2010 was $4 million and $1 million, respectively. As of December 30, 2011, the weighted-average amortization period for contracts and related customer relationships, intellectual property, other and total intangible assets were 11 years, 27 years, 26 years and 17 years, respectively.

The estimated aggregate amortization expense on intangible assets is expected to be approximately $11 million for the remainder of 2012, $11 million for 2013, $10 million for 2014, $10 million for 2015, $10 million for 2016 and $66 for 2017 and thereafter.

7. DEBT

Debt as of December 30, 2011 and September 30, 2011 is as follows ($ in millions):

	December 30, 2011	September 30, 2011
Current maturities of long-term debt:
Allocated debt	$7	$––

Long-term debt:
Allocated debt	860	859
Capital lease obligations	16	17

Total long-term debt	876	876

Total debt	$883	$876

Tyco used a centralized approach to cash management and financing of its operations excluding debt directly incurred by any of its businesses, such as capital lease obligations. Accordingly, Tyco’s consolidated debt and related interest expense, exclusive of amounts incurred directly by the Company, have been allocated to the Company based on an assessment of the Company’s share of external debt using historical data. Interest expense was allocated in the same proportions as debt and includes the impact of interest rate swap agreements designated as fair value hedges. For the quarters ended December 30, 2011 and December 24, 2010, Tyco has allocated to the Company interest expense of $12 million and $11 million, respectively. The fair value of the Company’s allocated debt was $1,001 million and $996 million as of December 30, 2011 and September 30, 2011, respectively. The fair value of its debt was allocated in the same proportions as Tyco’s external debt.

Management believes the allocation basis for debt and interest expense is reasonable based on an assessment of historical data. However, these amounts may not be indicative of the actual amounts that the Company would have incurred had the Company been operating as an independent, publicly-traded company for the periods presented. The Company expects to issue third-party debt based on an anticipated initial post-separation capital structure for the Company. The amount of debt which could be issued may materially differ from the amounts presented herein.

8. RELATED PARTY TRANSACTIONS

Cash Management— Tyco used a centralized approach to cash management and financing of operations. The Company’s cash was available for use and was regularly “swept” by Tyco at its discretion. Transfers of cash both to and from Tyco are included within parent company investment on the Combined Statements of Parent Company Equity. The main components of the net transfers (to)/from Parent are cash pooling and general financing activities, cash transfers for acquisitions, divestitures, investments and various allocations from Tyco.

Trade Activity—Accounts receivable includes $3 million and $3 million of receivables from Tyco affiliates as of December 30, 2011 and September 30, 2011, respectively. These amounts primarily relate to sales of certain products which totaled $3 million and $6 million for the quarters ended December 30, 2011 and December 24, 2010, respectively, and associated cost of revenue of $2 million and $4 million for the quarters ended December 30, 2011 and December 24, 2010, respectively.

Service and Lending Arrangement with Tyco Affiliates—The Company has various debt and cash pool agreements with Tyco affiliates, which are executed outside of the normal Tyco centralized approach to cash management and financing of operations. Other assets include $124 million and $122 million of receivables from Tyco affiliates as of December 30, 2011 and September 30, 2011, respectively. Accrued and other current liabilities include $32 million of payables to Tyco affiliates as of both December 30, 2011 and September 30, 2011. Other liabilities include $39 million and $41 million of payables to Tyco affiliates as of December 30, 2011 and September 30, 2011, respectively.

Additionally, the Company, Tyco and its affiliates pay for expenses on behalf of each other. Accrued and other current liabilities include $53 million and $11 million of payables to Tyco and its affiliates as of December 30, 2011 and September 30, 2011, respectively.

Interest Income—The Company recognized $2 million and $1 million of interest income associated with the lending arrangements with Tyco affiliates for the quarters ended December 30, 2011 and December 24, 2010, respectively.

Debt and Related Items—The Company was allocated a portion of Tyco’s consolidated debt and interest expense. Note 7 (“Debt”) provides further information regarding these allocations.

Insurable Liabilities—From fiscal year 2011 through fiscal year 2012, the Company was insured for workers’ compensation, property, product, general and auto liabilities by a captive insurance company that was wholly-owned by Tyco. Tyco has insurance for losses in excess of the captive insurance company policies’ limits through third-party insurance companies. The Company paid a premium in each year to obtain insurance coverage during these periods. Premiums expensed by the Company were, $2 million and $2 million for the quarters ended December 30, 2011 and December 24, 2010, respectively, and are included in the selling, general and administrative expenses in the Combined Statements of Operations.

The Company maintains liabilities related to workers’ compensation, property, product, general and auto liabilities. As of December 30, 2011 and September 30, 2011, the Company maintained liabilities reflected in the Combined Balance Sheets of $20 million and $21 million respectively, with an offsetting insurance asset of the same amount due from Tyco.

Allocated Expenses—The Company was allocated corporate overhead expenses from Tyco for corporate related functions based on the relative proportion of either the Company’s headcount or net revenue to Tyco’s consolidated headcount or net revenue. Corporate overhead expenses primarily related to centralized corporate functions, including finance, treasury, tax, legal, information technology, internal audit, human resources and risk management functions. During the quarters ended December 30, 2011 and December 24, 2010, the Company was allocated $13 million and $14 million, respectively, of general corporate expenses incurred by Tyco which are included within selling, general and administrative expenses in the Combined Statements of Operations.

Management believes the assumptions and methodologies underlying the allocations of general corporate overhead from Tyco are reasonable. However, such expenses may not be indicative of the actual results of the Company had the Company been operating as an independent, publicly traded company or the amounts that will be incurred by the Company in the future. As a result, the financial information herein may not necessarily reflect the combined financial position, results of operations and cash flows of the Company in the future or what it would have been had the Company been an independent, publicly traded company during the periods presented.

9. FINANCIAL INSTRUMENTS

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, debt and derivative financial instruments. The fair value of cash and cash equivalents, accounts receivable and accounts payable approximated book value as of December 30, 2011. The fair value of derivative financial instruments was not material to any of the periods presented. See Note 7 (“Debt”) for the information relating to the fair value of debt.

10. COMMITMENTS AND CONTINGENCIES

Environmental Matters

The Company is involved in environmental remediation and legal proceedings related to its current business and, pursuant to certain indemnification obligations, related to a formerly owned business (Mueller). The Company is responsible, or alleged to be responsible, for ongoing environmental investigation and remediation of sites in several countries. These sites are in various stages of investigation and/or remediation and at some of these sites its liability is considered de minimis. The Company has received notification from the U.S. Environmental Protection Agency (“EPA”), and from similar state and non-U.S. environmental agencies, that several sites formerly or currently owned and/or operated by the Company, and other properties or water supplies that may be or have been impacted from those operations, contain disposed or recycled materials or wastes and require environmental investigation and/or remediation. These sites include instances where the Company has been identified as a potentially responsible party under U.S. federal, state and/or non-U.S. environmental laws and regulations.

The Company’s accruals for environmental matters are recorded on a site-by-site basis when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. It can be difficult to estimate reliably the final costs of investigation and remediation due to various factors. In the Company’s opinion, the total amount accrued is appropriate based on facts and circumstances as currently known. Based upon the Company’s experience, current information regarding known contingencies and applicable laws, the Company concluded that it is probable that it would incur remedial costs in the range of approximately $8 million to $22 million as of December 30, 2011. As of December 30, 2011, the Company concluded that the best estimate within this range is approximately $12 million, of which $9 million is included in accrued and other current liabilities and $3 million is included in other liabilities in the Combined Balance Sheet. The Company does not anticipate that these environmental conditions will have a material adverse effect on its combined financial position, results of operations or cash flows. However, unknown conditions or new details about existing conditions may give rise to environmental liabilities that could have a material adverse effect on the Company in the future.

Asbestos Matters

The Company and certain of its subsidiaries along with numerous other companies are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. These cases typically involve product liability claims based primarily on allegations of manufacture, sale or distribution of industrial products that either contained asbestos or were attached to or used with asbestos-containing components manufactured by third-parties. Each case typically names between dozens to hundreds of corporate defendants. While the Company has observed an increase in the number of these lawsuits over the past several years, including lawsuits by plaintiffs with mesothelioma-related claims, a large percentage of these suits have not presented viable legal claims and, as a result, have been dismissed by the courts. The Company’s strategy has been, and continues to be, to mount a vigorous defense aimed at having unsubstantiated suits dismissed, and, where appropriate, settling suits before trial. Although a large percentage of litigated suits have been dismissed, the Company cannot predict the extent to which it will be successful in resolving lawsuits in the future.

As of December 30, 2011, there were approximately 1,500 lawsuits pending against the Company, its subsidiaries or entities for which the Company had assumed responsibility. Each lawsuit typically includes several claims, and the Company has approximately 2,200 claims outstanding as of December 30, 2011. This amount is not adjusted for claims that are not actively being prosecuted, identified incorrect defendants, or duplicated other actions, which would ultimately reflect the Company’s current estimate of the number of viable claims made against it, its affiliates, or entities for which it has assumed responsibility in connection with acquisitions or divestitures.

Annually, the Company performs an analysis with the assistance of outside counsel and other experts to update its estimated asbestos-related assets and liabilities. Due to a high degree of uncertainty regarding the pattern and length of time over which claims will be made and then settled or litigated, the Company uses multiple estimation methodologies based on varying scenarios of potential outcomes to estimate the range of loss. The Company’s estimate of the liability and corresponding insurance recovery for pending and future claims and defense costs is predominantly based on claim experience over the past five years, and a projection which covers claims expected to be filed, including related defense costs, over the next seven years on an undiscounted basis. The Company has concluded that estimating the liability beyond the seven year period will not provide a reasonable estimate, as these uncertainties increase significantly as the projection period lengthens. The Company’s estimate of asbestos-related insurance recoveries represents estimated amounts due to the Company for previously paid and settled claims and the probable reimbursements relating to its estimated liability for pending and future claims. In determining the amount of insurance recoverable, the Company considers a number of factors, including available insurance, allocation methodologies, solvency and creditworthiness of the insurers. On a quarterly basis, the Company re-evaluates the assumptions used to perform the annual analysis and records an expense as necessary to reflect changes in its estimated liability and related insurance asset. As of December 30, 2011, the Company’s estimated net liability of less than $1 million was recorded within the Company’s Combined Balance Sheet as a liability for pending and future claims and related defense costs of $24 million, and separately as an asset for insurance recoveries of $24 million. Similarly, as of September 30, 2011, the Company’s estimated net liability of $3 million was recorded within the Company’s Combined Balance Sheet as a liability for pending and future claims and related defense costs of $27 million, and separately as an asset for insurance recoveries of $24 million.

The amounts recorded by the Company for asbestos-related liabilities and insurance-related assets are based on currently available information as well as estimates and assumptions. Key variables and assumptions include the number and type of new claims that are filed each year, the average cost of resolution of claims, the resolution of coverage issues with insurance carriers, amount of insurance and the solvency risk with respect to the Company’s insurance carriers. Furthermore, predictions with respect to these variables are subject to greater uncertainty in the later portion of the projection period. Other factors that may affect the Company’s liability and cash payments for asbestos-related matters include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, reforms of state or federal tort legislation and the applicability of insurance policies among subsidiaries. Management believes that its asbestos-related reserves as of December 30, 2011 are appropriate. However, actual liabilities or insurance recoveries could be significantly higher or lower than those recorded if assumptions used in the Company’s calculations vary significantly from actual results.

Income Tax Matters

As discussed above in Note 5 (“Income Taxes”), the 2012 Tax Sharing Agreement will govern the rights and obligations of Tyco Flow Control International Ltd., Tyco and The ADT Corporation for certain tax liabilities with respect to periods or portions thereof ending on or before the date of the Distribution. Tyco Flow Control International Ltd. is responsible for all of its own taxes that are not shared pursuant to the 2012 Tax Sharing Agreement’s sharing formulae. In addition, Tyco and The ADT Corporation are responsible for their tax liabilities that are not subject to the 2012 Tax Sharing Agreement’s sharing formulae.

With respect to years prior to and including the 2007 separation of Covidien and TE Connectivity by Tyco, tax authorities have raised issues and proposed tax adjustments that are generally subject to the sharing provisions of the 2007 Tax Sharing Agreement and which may require Tyco to make a payment to a taxing authority, Covidien or TE Connectivity. Tyco has recorded a liability of $437 million as of December 30, 2011 which it has assessed and believes is adequate to cover the payments that Tyco may be required to make under the 2007 Tax Sharing Agreement. Tyco is reviewing and contesting certain of the proposed tax adjustments.

With respect to adjustments raised by the IRS, although Tyco has resolved a substantial number of these adjustments, a few significant items remain open with respect to the audit of the 1997 through 2004 years. As of the date hereof, Tyco has not been able to resolve certain open items, which primarily involve the treatment of certain intercompany debt issued during the period, through the IRS appeals process. As a result, Tyco expects to litigate these matters once it receives the requisite statutory notices from the IRS, which is likely to occur within the next six months. However, the ultimate resolution of these matters is uncertain and could result in Tyco being responsible for a greater amount than it expects under the 2007 Tax Sharing Agreement. To the extent Tyco Flow Control International Ltd., is responsible for any Shared Tax Liability or Distribution Tax, there could be a material adverse impact on its financial position, results of operations, cash flows or its effective tax rate in future reporting periods.

Compliance Matters

As disclosed in Tyco’s periodic filings, Tyco has received and responded to various allegations and other information that certain improper payments were made by Tyco’s subsidiaries (including subsidiaries of the Company) in recent years. Tyco has reported to the Department of Justice (“DOJ”) and the SEC the investigative steps and remedial measures that Tyco has taken in response to these and other allegations and Tyco’s internal investigations, including retaining outside counsel to perform a baseline review of Tyco’s policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act (“FCPA”). Tyco has continued to investigate and make periodic progress reports to these agencies regarding Tyco’s compliance efforts and Tyco’s follow-up investigations, including, as appropriate, briefings concerning additional instances of potential improper conduct identified by Tyco in the course of Tyco’s ongoing compliance activities. In February 2010, Tyco initiated discussions with the DOJ and SEC aimed at resolving these matters, including matters that pertain to subsidiaries of the Company. These discussions remain ongoing. The Company has recorded its best estimate of potential loss related to these matters. However, it is possible that this estimate may differ from the ultimate loss determined in connection with the resolution of this matter, and the Company may be required to pay material fines, consent to injunctions on future conduct, consent to the imposition of a compliance monitor, or suffer other criminal or civil penalties or adverse impacts, including being subject to lawsuits brought by private litigants, each of which may have a material adverse effect on its financial position, results of operations or cash flows.

In addition to the matters described above, from time to time, the Company is subject to disputes, administrative proceedings and other claims arising out of the normal conduct of its business. These matters generally relate to disputes arising out of the use or installation of its products, product liability litigation, personal injury claims, commercial and contract disputes and employment related matters. On the basis of information currently available to it, management does not believe that existing proceedings and claims will have a material impact on the Company’s Combined Financial Statements. However, litigation is unpredictable, and the Company could incur judgments or enter into settlements for current or future claims that could adversely affect its financial statements.

11.RETIREMENT PLANS

Defined Benefit Pension Plans—The Company sponsors a number of retirement plans. The following disclosures exclude the impact of plans which are not material individually and in the aggregate. The net periodic benefit cost for the Company’s material U.S. defined pension plans were not material for both the quarters ended December 30, 2011 and December 24, 2010.

The following disclosure pertains to the Company’s material non-U.S. defined benefit pension plans. The net periodic benefit cost for the Company’s material non-U.S. defined pension plans is as follows ($ in millions):

	For the Quarters Ended
	December 30, 2011	December 24, 2010
Service cost	$1	$1
Interest cost	3	3
Expected return on plan assets	(3)	(3)

Net periodic benefit cost	$1	$1

The estimated net actuarial loss for non-U.S. pension benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the current fiscal year are expected to be $2 million.

The Company’s funding policy is to make contributions in accordance with the laws and customs of the various countries in which it operates and to make discretionary voluntary contributions from time-to-time. The

Company anticipates that it will contribute at least the minimum required to its pension plans in fiscal year 2012 of $15 million for non-U.S. plans. During the quarter ended December 30, 2011, the Company made required contributions of $4 million to its non-U.S. pension plans.

Postretirement Benefit Plans- Net periodic benefit cost was not material for both periods.

12. REDEEMABLE NONCONTROLLING INTEREST

Noncontrolling interests with redemption features, such as put options, that are not solely within the Company’s control are considered redeemable noncontrolling interests. The Company accretes changes in the redemption value through noncontrolling interest in subsidiaries net income attributable to the noncontrolling interest over the period from the date of issuance to the earliest redemption date. Redeemable noncontrolling interest is considered to be temporary equity and is therefore reported in the mezzanine section between liabilities and equity on the Company’s Combined Balance Sheet at the greater of the initial carrying amount increased or decreased for the noncontrolling interest’s share of net income or loss or its redemption value.

The rollforward of redeemable noncontrolling interest from September 30, 2011 to December 30, 2011 is as follows:

For the quarter ended December 30, 2011
Balance as of September 30, 2011	$93
Net loss	(1)
Adjustments to redemption value	2

Balance as of December 30, 2011	$94

13. SHARE PLANS

During the quarter ended December 30, 2011, Tyco issued its annual share-based compensation grants to the Company’s employees. The total number of awards issued was approximately 0.6 million, of which 0.3 million were share options, 0.2 million were restricted unit awards and 0.1 million were performance share unit awards. The options and restricted stock units vest in equal annual installments over a period of 4 years, and the performance share unit awards vest after a period of 3 years based on the level of attainment of the applicable performance metrics of Tyco, which are determined by the Compensation and Human Resources Committee of Tyco’s Board of Directors. The weighted-average grant-date fair value of the share options, restricted unit awards and performance share unit awards was $12.40, $44.32 and $49.42, respectively. The weighted-average assumptions used in the Black-Scholes option pricing model included an expected stock price volatility of 36%, a risk free interest rate of 1.46%, an expected annual dividend per share of $1.00 and an expected option life of 5.7 years.

During the quarter ended December 24, 2010, Tyco issued its annual share-based compensation grants to the Company’s employees. The total number of awards issued was approximately 0.7 million, of which 0.4 million were share options, 0.2 million were restricted unit awards and 0.1 million were performance share unit awards. The options and restricted stock units vest in equal annual installments over a period of 4 years, and the performance share unit awards vest after a period of 3 years based on the level of attainment of the applicable performance metrics of Tyco, which are determined by the Compensation and Human Resources Committee of Tyco’s Board of Directors. The weighted-average grant-date fair value of the share options, restricted unit awards and performance share unit awards was $9.05, $37.29 and $41.95, respectively. The weighted-average assumptions used in the Black-Scholes option pricing model included an expected stock price volatility of 33%, a risk free interest rate of 1.22%, an expected annual dividend per share of $0.84 and an expected option life of 5.1 years.

14. ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income are as follows ($ in millions):

	Currency Translation Adjustments(1)	Retirement Plans	Accumulated Other Comprehensive Income (Loss)
Balance as of September 24, 2010	$652	$(65)	$587
Divestiture of businesses	(126)	—	(126)

Balance as of December 24, 2010	$526	$(65)	$461

	Currency Translation Adjustments(1)	Retirement Plans	Accumulated Other Comprehensive Income (Loss)
Balance as of September 30, 2011	$556	$(67)	$489
Pre-tax current period change	(47)	—	(47)

Balance as of December 30, 2011	$509	$(67)	$442

(1)

During the quarters ended December 30, 2011 and December 24, 2010, nil and $126 million of cumulative translation gain, respectively, were transferred from currency translation adjustments as a result of the sale of non-U.S. entities. Of these amounts, nil and $126 million, respectively, are included in income from discontinued operations, net of income taxes in the Combined Statements of Operations.

Other

The Company had $1.1 billion and $1.2 billion of intercompany loans designated as permanent in nature as of December 30, 2011 and September 30, 2011, respectively. For the quarters ended December 30, 2011 and December 24, 2010, the Company recorded a $6 million cumulative translation loss and an $8 million cumulative translation gain, respectively, through accumulated other comprehensive income related to these loans.

15. COMBINED SEGMENT DATA

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. The Company, from time to time, may realign businesses and management responsibility within its operating segments based on considerations such as opportunity for market or operating synergies and/or to more fully leverage existing capabilities and enhance development for future products and services. Selected information by segment is presented in the following tables ($ in millions):

	For the Quarters Ended
	December 30, 2011	December 24, 2010
Net revenue (1)
Valves & Controls	$542	$467
Thermal Controls	225	176
Water & Environmental Systems	159	183

Total	$926	$826

(1)	Revenue by operating segment excludes intercompany transactions. No single customer represents more than 10% of net revenue.

	For the Quarters Ended
	December 30, 2011	December 24, 2010
Operating income (loss):
Valves & Controls	$60	$49
Thermal Controls	49	37
Water & Environmental Systems(1)	9	(18)
Corporate	(20)	(18)

Total	$98	$50

(1)	Operating loss includes a goodwill impairment charge of $35 million for the quarter ended December 24, 2010.

16. INVENTORY

Inventories consisted of the following ($ in millions):

	December 30, 2011	September 30, 2011
Purchased materials and manufactured parts	$387	$347
Work in process	139	130
Finished goods	315	295

Inventories	$841	$772

Inventories are recorded at the lower of cost (primarily first-in, first-out) or market value.

17. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following ($ in millions):

	December 30, 2011	September 30, 2011
Land	$97	$97
Buildings and leasehold improvements	342	346
Machinery and equipment	859	860
Property under capital leases(1)	2	2
Construction in progress	54	41
Accumulated depreciation(2)	(743)	(739)

Property, plant and equipment, net	$611	$607

(1)	Property under capital leases consists primarily of buildings.
(2)	Accumulated amortization of capital lease assets was $1 million as of both December 30, 2011 and September 30, 2011.

18. GUARANTEES

In certain situations, Tyco has guaranteed the Company’s performance to third parties or has provided financial guarantees for financial commitments of the Company. Tyco and the Company intend to obtain releases from these guarantees in connection with the Spin-Off. In situations where the Company and Tyco are unable to obtain a release, the Company will indemnify Tyco for any losses it suffers as a result of such guarantees.

In disposing of assets or businesses, the Company often provides representations, warranties and indemnities to cover various risks including unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities and unidentified tax liabilities and legal fees related to periods prior to disposition. The Company does not have the ability to reasonably estimate the potential liability due to the inchoate and unknown nature of these potential liabilities. However, the Company has no reason to believe that these uncertainties would have a material adverse effect on the Company’s financial position, results of operations or cash flows.

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company’s financial position, results of operations or cash flows.

The changes in the carrying amount of the Company’s warranty accrual from September 30, 2011 to December 30, 2011 were as follows ($ in millions):

Balance as of September 30, 2011	$18
Warranties issued	1
Settlements	(1)
Currency translation adjustments	(1)

Balance as of December 30, 2011	$17

19. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the time it issued its financial statements on May 7, 2012.

On March 28, 2012, the Company announced that it entered into a definitive agreement to combine its flow control business with Pentair in a tax-free, all-stock merger (“the Merger”), immediately following the spin off of the flow control business. Upon completion of the Merger, which has been unanimously approved by the Boards of both companies, Tyco shareholders are expected to own approximately 52.5% of the common shares of the combined company and Pentair shareholders are expected to own approximately 47.5%. Completion of the separation transactions, including the Merger, is subject to the approval of the distributions by Tyco shareholders, the approval of the Merger by Pentair shareholders, regulatory approvals and customary closing conditions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Tyco International Ltd. Board of Directors:

We have audited the accompanying balance sheets of Tyco Flow Control International LTD. (Formerly Tyco Holdings (Bermuda) No. 14 Limited) (the “Company”) as of September 30, 2011 and September 24, 2010, and the related statements of operations, parent company deficit, and cash flows for each of the three years in the period ended September 30, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2011 and September 24, 2010, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

New York, New York

May 7, 2012

TYCO FLOW CONTROL INTERNATIONAL LTD.

(Formerly Tyco Holdings (Bermuda) No. 14 Limited)

STATEMENTS OF OPERATIONS

Fiscal Years Ended September 30, 2011, September 24, 2010 and September 25, 2009

(in thousands of U.S. dollars)

	2011	2010	2009
Rental expense	—	—	790
Selling, general and administrative expense	10	10	818
Restructuring charges	—	—	353

Net loss	$(10)	$(10)	$(1,961)

See Notes to Financial Statements

TYCO FLOW CONTROL INTERNATIONAL LTD.

(Formerly Tyco Holdings (Bermuda) No. 14 Limited)

BALANCE SHEETS

As of September 30, 2011 and September 24, 2010

(in thousands of U.S. dollars)

	2011	2010
Total Assets	$—	$—

Liabilities and Parent Company Deficit
Short-term liability due to Tyco International	5,475	5,465

Total Liabilities	$5,475	$5,465

Commitments and contingencies (See Note 4)
Parent company investment	12	12
Retained deficit	(5,487)	(5,477)

Total Parent Company Deficit	(5,475)	(5,465)

Total Liabilities and Parent Company Deficit	$—	$—

See Notes to Financial Statements

TYCO FLOW CONTROL INTERNATIONAL LTD.

(Formerly Tyco Holdings (Bermuda) No. 14 Limited)

STATEMENTS OF PARENT COMPANY DEFICIT

Fiscal Years Ended September 30, 2011, September 24, 2010 and September 25, 2009

(in thousands of U.S. dollars)

	Parent Company Investment	Retained Deficit	Total Parent Company Deficit
Balance as of September 26, 2008	$12	$(3,506)	$(3,494)
Net loss	—	(1,961)	(1,961)

Balance as of September 25, 2009	12	(5,467)	(5,455)
Net loss	—	(10)	(10)

Balance as of September 24, 2010	12	(5,477)	(5,465)
Net loss	—	(10)	(10)

Balance as of September 30, 2011	$12	$(5,487)	$(5,475)

See Notes to Financial Statements

TYCO FLOW CONTROL INTERNATIONAL LTD.

(Formerly Tyco Holdings (Bermuda) No. 14 Limited)

STATEMENTS OF CASH FLOWS

Fiscal Years Ended September 30, 2011, September 24, 2010 and September 25, 2009

(in thousands of U.S. dollars)

	2011	2010	2009
Cash Flows From Operating Activities:
Net loss	$(10)	$(10)	$(1,961)
Adjustments to reconcile net cash provided by operating activities:
Depreciation and amortization	—	—	743

Net cash used in operating activities	(10)	(10)	(1,218)

Cash Flows From Financing Activities:
Net increase in short term liability due to Tyco International	10	10	1,218

Net cash provided by financing activities	10	10	1,218

Net (decrease) increase in cash	—	—	—
Cash at beginning of year	—	—	—

Cash at end of year	$—	$—	$—

See Notes to Financial Statements

TYCO FLOW CONTROL INTERNATIONAL LTD.

(Formerly Tyco Holdings (Bermuda) No. 14 Limited)

NOTES TO FINANCIAL STATEMENTS

(in thousands of U.S. dollars)

1. History and Description of the Company

As of September 30, 2011, Tyco Flow Control International Ltd. (the “Company”) was a Bermuda domiciled corporation. In March 2012, the Company changed its jurisdiction of incorporation from Bermuda to Switzerland. Also at that time, the Company changed its name from Tyco Holdings (Bermuda) No. 14 Limited to Tyco Flow Control International Ltd. Until the Spin-Off, as described in Note 7 (“Spin-Off Transaction”), the Company is a 100% owned subsidiary of Tyco International Ltd, a Swiss company, which is publicly traded on the New York stock exchange. Tyco International Ltd. and its subsidiaries are referred to herein as “Tyco International” or “Parent.” The Company has 12,000 shares authorized and outstanding with par value of $1.00 per share.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation—The Financial Statements of the Company present the financial position, results of operations and cash flows of the Company as a subsidiary of Tyco International, including related party transactions. See Note 6 (“Related Party Transactions”). These financial statements have been prepared in United States dollars (“USD”) and in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The financial statements presented may not be indicative of the results that would have been achieved had the Company operated as a separate, stand alone public company.

Accounting Policies—To date, the Company’s activities have primarily been limited to rental activities described in Note 3 (“Operating Leases”). Rent expense associated with leases is recognized on a straight-line basis over the term of the lease.

Selling, general and administrative expenses—Amounts consist of depreciation and amortization expenses and other general and administrative expenses. Depreciation and amortization expense is recognized on a straight-line basis over the useful life of the asset. As of September 25, 2009, all assets had been fully depreciated or amortized.

Restructuring charges—Amounts consist of costs associated with closing the Bermuda office in September 2009.

Functional Currency—The functional currency of the business is the Bermuda dollar (BMD) and the reporting currency is USD.

3. Operating Leases

Tyco International entered into a ten year operating lease in July 1999 for office space in Bermuda. In August 2003, Tyco International subleased the ten year lease to a third party. In August 2006, Tyco International transferred both the lease and the sublease to the Company. The ten year operating lease and the corresponding sublease expired in July 2009 and were not renewed. In 2009, the Company recognized sublease income of $622 which is recognized as a reduction of rental expense. In July 2005, the Company entered into a five year operating lease for office space in Bermuda. The five year operating lease was cancelled by the agreement of both the Company and the lessor in September 2009. Total rent expense in 2009 from the five year lease totaled $588 in 2009.

4. Commitments and Contingencies

Litigation—In the normal course of its business, the Company may be subject to certain contractual obligations and litigation. In management’s opinion, there is no current litigation which will materially affect the Company’s financial position, results of operations or cash flows.

5. Taxation

Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains.

6. Related Party Transactions

Short-term Liability Due to Parent—Tyco International makes payments on behalf of the Company to meet its periodic cash flow needs. Cash disbursements made by Tyco International on behalf of the Company have been reflected in “Short-term liability due to Tyco International” in the accompanying Financial Statements. Short-term liability due to parent of $5,475 and $5,465 as of September 30, 2011 and September 24, 2010 relates to the cumulative retained deficit of the Company.

7. Spin-Off Transaction

On September 19, 2011, Tyco International announced that its Board of Directors had approved a plan to separate Tyco International into three independent, publicly traded companies (the “Spin-Off”) identifying Tyco’s flow control business as one of those three companies. Upon the occurrence of the Spin-Off, the Company will be the parent company which will own the flow control business as of the Spin-Off date and whose shares will be owned by the existing Tyco International shareholders. Tyco International intends to accomplish the Spin-Off through distributions of shares to Tyco International shareholders that are tax free for U.S. federal income tax purposes (the “Distribution”). Following the Distribution, Tyco International’s shareholders will own 100% of the equity in all three companies. The Company will be the public registrant which will own the flow control businesses of Tyco International.

8. Subsequent Events

The Company has evaluated subsequent events through the time it issued its financial statements on May 7, 2012.

On February 22, 2012, the Company purchased several Tyco Flow Control Australian and New Zealand businesses, entities under common control, for $236 million. The Company received a capital contribution from its Parent to fund these acquisitions.

On March 1, 2012, the Company changed its jurisdiction of incorporation from Bermuda to Switzerland.

On March 28, 2012, Tyco International announced that it entered into a definitive agreement to combine its flow control business with Pentair in a tax-free, all-stock merger (“the Merger”), immediately following the spin off of the flow control business. Upon completion of the Merger, which has been unanimously approved by the Boards of both companies, Tyco International shareholders are expected to own approximately 52.5% of the common shares of the combined company and Pentair shareholders are expected to own approximately 47.5%. Completion of the separation transactions, including the Merger, is subject to the approval of the distributions by Tyco International shareholders, the approval of the Merger by Pentair shareholders, regulatory approvals and customary closing conditions.

TYCO FLOW CONTROL INTERNATIONAL LTD.

(Formerly Tyco Holdings (Bermuda) No. 14 Limited)

STATEMENTS OF OPERATIONS

For the Quarters Ended December 30, 2011 and December 24, 2010

(Unaudited)

(in thousands of U.S. dollars)

	December 30, 2011	December 24, 2010
Selling, general and administrative expense	$2	$2

Net loss	$(2)	$(2)

See Notes to Unaudited Financial Statements

TYCO FLOW CONTROL INTERNATIONAL LTD.

(Formerly Tyco Holdings (Bermuda) No. 14 Limited)

BALANCE SHEETS

As of December 30, 2011 and September 30, 2011

(Unaudited)

(in thousands of U.S. dollars)

	December 30, 2011	September 30, 2011
Total Assets	$—	$—

Liabilities and Parent Company Deficit
Short-term liability due to Tyco International	5,477	5,475

Total Liabilities	$5,477	$5,475

Commitments and contingencies (See Note 3)
Parent company investment	12	12
Retained deficit	(5,489)	(5,487)

Total Parent Company Deficit	(5,477)	(5,475)

Total Liabilities and Parent Company Deficit	$—	$—

See Notes to Unaudited Financial Statements

TYCO FLOW CONTROL INTERNATIONAL LTD.

(Formerly Tyco Holdings (Bermuda) No. 14 Limited)

STATEMENTS OF CASH FLOWS

For the Quarters ended December 30, 2011 and December 24, 2010

(Unaudited)

(in thousands of U.S. dollars)

	December 30, 2011	December 24, 2010
Cash Flows From Operating Activities:
Net loss	$(2)	$(2)

Net cash used in operating activities	(2)	(2)
Cash Flows From Financing Activities:
Net increase in short term liability due to Tyco International	2	2

Net cash provided by financing activities	2	2
Net (decrease) increase in cash	—	—
Cash at beginning of period	—	—

Cash at end of period	$—	$—

See Notes to Unaudited Financial Statements

TYCO FLOW CONTROL INTERNATIONAL LTD.

(Formerly Tyco Holdings (Bermuda) No. 14 Limited)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

(in thousands of U.S. dollars)

1. History and Description of the Company

As of September 30, 2011, Tyco Flow Control International Ltd. (the “Company”) was a Bermuda domiciled corporation. In March 2012, the Company changed its jurisdiction of incorporation from Bermuda to Switzerland. Also at that time, the Company changed its name from Tyco Holdings (Bermuda) No. 14 Limited to Tyco Flow Control International Ltd. Until the Spin-Off described in Note 5 (“Spin-Off Transaction”), the Company is a 100% owned subsidiary of Tyco International Ltd, a Swiss owned company, which is publicly traded on the New York stock exchange. Tyco International Ltd. and its subsidiaries are referred to herein as “Tyco International” or “Parent.” The Company has 12,000 shares authorized and outstanding with par value of $1.00 per share.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation—The Financial Statements of the Company present the unaudited financial position, results of operations and cash flows of the Company as a subsidiary of Tyco International, including related party transactions. See Note 4 (“Related Party Transactions”). These financial statements have been prepared in United States dollars (“USD”) and in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The financial statements presented may not be indicative of the results that would have been achieved had the Company operated as a separate, stand-alone public company. In management’s opinion, the unaudited Financial Statements contain all normal recurring adjustments necessary for a fair presentation of interim results reported. The results of operations reported for interim periods are not necessarily indicative of the results of operations for the entire year or any subsequent interim period. These financial statements should be read in conjunction with the Company’s audited Annual Financial Statements included elsewhere in this registration statement.

3. Commitments and Contingencies

Litigation—In the normal course of its business, the Company may be subject to certain contractual obligations and litigation. In management’s opinion there is no current litigation which will materially affect the Company’s financial position, results of operations, or cash flows.

4. Related Party Transactions

Short-term Liability Due to Parent—Tyco International makes payments on behalf of the Company to meet its periodic cash flow needs. Cash disbursements made by Tyco International on behalf of the Company have been reflected in “Short-term liability due to Tyco International” in the accompanying Financial Statements. Short-term liability due to parent of $5,477 and $5,475 as of December 30, 2011 and September 30, 2011 relates to the cumulative retained deficit of the Company.

5. Spin-Off Transaction

On September 19, 2011, Tyco International announced that its Board of Directors had approved a plan to separate Tyco International into three independent, publicly-traded companies (the “Spin-Off”) identifying Tyco’s flow control business as one of those three companies. Upon the occurrence of the Spin-Off, the Company will be the parent company which will own the flow control business as of the Spin-Off date and whose shares will be owned by the existing Tyco International shareholders. Tyco International intends to accomplish the Spin-Off through distributions of shares to Tyco International shareholders that are tax-free for U.S. federal income tax purposes (the “Distribution”). Following the Distribution, Tyco International’s

shareholders will own 100% of the equity in all three companies. The Company will be the public registrant which will own the flow control businesses of Tyco International.

6. Subsequent Events

The Company has evaluated subsequent events through the time it issued its financial statements on May 7, 2012,

On February 22, 2012, the Company purchased several Tyco Flow Control Australian and New Zealand businesses, entities under common control, for $236 million. The Company received a capital contribution from its Parent to fund these acquisitions.

On March 1, 2012, the Company changed its jurisdiction of incorporation from Bermuda to Switzerland.

On March 28, 2012, Tyco International announced that it entered into a definitive agreement to combine its flow control business with Pentair in a tax-free, all-stock merger (“the Merger”), immediately following the spin off of the flow control business. Upon completion of the Merger, which has been unanimously approved by the Boards of both companies, Tyco International shareholders are expected to own approximately 52.5% of the common shares of the combined company and Pentair shareholders are expected to own approximately 47.5%. Completion of the separation transactions, including the Merger, is subject to the approval of the distributions by Tyco International shareholders, the approval of the Merger by Pentair shareholders, regulatory approvals and customary closing conditions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Pentair, Inc.

We have audited the accompanying consolidated balance sheets of Pentair, Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at page F-2. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pentair, Inc. and subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Minneapolis, Minnesota

February 21, 2012

Pentair, Inc. and Subsidiaries

Consolidated Statements of Income

	Years Ended December 31
In thousands, except per-share data	2011	2010	2009
Net sales	$3,456,686	$3,030,773	$2,692,468
Cost of goods sold	2,382,964	2,100,133	1,907,333

Gross profit	1,073,722	930,640	785,135
Selling, general and administrative	626,527	529,329	507,303
Research and development	78,158	67,156	57,884
Goodwill impairment	200,520	—	—

Operating income	168,517	334,155	219,948
Other (income) expense:
Equity (income) losses of unconsolidated subsidiaries	(1,898)	(2,108)	1,379
Loss on early extinguishment of debt	—	—	4,804
Interest income	(1,432)	(1,263)	(999)
Interest expense	60,267	37,379	42,117

Income from continuing operations before income taxes and noncontrolling interest	111,580	300,147	172,647
Provision for income taxes	73,059	97,200	56,428

Income from continuing operations	38,521	202,947	116,219
Loss on disposal of discontinued operations, net of tax	—	(626)	(19)

Net income before noncontrolling interest	38,521	202,321	116,200
Noncontrolling interest	4,299	4,493	707

Net income attributable to Pentair, Inc.	$34,222	$197,828	$115,493

Net income from continuing operations attributable to Pentair, Inc.	$34,222	$198,454	$115,512

Earnings per common share attributable to Pentair, Inc.
Basic
Continuing operations	$0.35	$2.02	$1.19
Discontinued operations	—	(0.01)	—

Basic earnings per common share	$0.35	$2.01	$1.19

Diluted
Continuing operations	$0.34	$2.00	$1.17

Discontinued operations	—	(0.01)	—

Diluted earnings per common share	$0.34	$1.99	$1.17

Weighted average common shares outstanding
Basic	98,233	98,037	97,415
Diluted	99,753	99,294	98,522

See accompanying notes to consolidated financial statements.

Pentair, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31, 2011	December 31, 2010
	In thousands, except share and per-share data
Assets
Current assets
Cash and cash equivalents	$50,077	$46,056
Accounts and notes receivable, net of allowances of $39,111 and $36,343, respectively	569,204	516,905
Inventories	449,863	405,356
Deferred tax assets	60,899	56,349
Prepaid expenses and other current assets	107,792	44,631

Total current assets	1,237,835	1,069,297

Property, plant and equipment, net	387,525	329,435

Other assets
Goodwill	2,273,918	2,066,044
Intangibles, net	592,285	453,570
Other	94,750	55,187

Total other assets	2,960,953	2,574,801

Total assets	$4,586,313	$3,973,533

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings	$3,694	$4,933
Current maturities of long-term debt	1,168	18
Accounts payable	294,858	262,357
Employee compensation and benefits	109,361	107,995
Current pension and post-retirement benefits	9,052	8,733
Accrued product claims and warranties	42,630	42,295
Income taxes	14,547	5,964
Accrued rebates and sales incentives	37,009	33,559
Other current liabilities	129,522	80,942

Total current liabilities	641,841	546,796

Other liabilities
Long-term debt	1,304,225	702,521
Pension and other retirement compensation	248,615	209,859
Post-retirement medical and other benefits	31,774	30,325
Long-term income taxes payable	26,470	23,507
Deferred tax liabilities	188,957	169,198
Other non-current liabilities	97,039	86,295

Total liabilities	2,538,921	1,768,501

Commitments and contingencies

Shareholders’ equity
Common shares par value $0.16 2/3; 98,622,564 and 98,409,192 shares issued and outstanding, respectively	16,437	16,401
Additional paid-in capital	488,843	474,489
Retained earnings	1,579,290	1,624,605
Accumulated other comprehensive income	(151,241)	(22,342)
Noncontrolling interest	114,063	111,879

Total shareholders’ equity	2,047,392	2,205,032

Total liabilities and shareholders’ equity	$4,586,313	$3,973,533

See accompanying notes to consolidated financial statements.

Pentair, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended
	December 31, 2011	December 31, 2010	December 31, 2009
	In thousands
Operating activities
Net income before noncontrolling interest	$38,521	$202,321	$116,200
Adjustments to reconcile net income to net cash provided by (used for) operating activities
Loss on disposal of discontinued operations	—	626	19
Equity (income) losses of unconsolidated subsidiaries	(1,898)	(2,108)	1,379
Depreciation	66,235	57,995	64,823
Amortization	41,897	26,184	40,657
Deferred income taxes	(5,583)	29,453	30,616
Stock compensation	19,489	21,468	17,324
Goodwill impairment	200,520	—	—
Excess tax benefits from stock-based compensation	(3,310)	(2,686)	(1,746)
Loss on sale of assets	933	466	985
Changes in assets and liabilities, net of effects of business acquisitions and dispositions
Accounts and notes receivable	1,348	(62,344)	11,307
Inventories	18,263	(44,495)	66,684
Prepaid expenses and other current assets	10,032	2,777	16,202
Accounts payable	(24,330)	55,321	(13,822)
Employee compensation and benefits	(20,486)	27,252	(22,431)
Accrued product claims and warranties	(1,984)	8,068	(7,440)
Income taxes	10,084	1,791	1,972
Other current liabilities	10,921	561	(21,081)
Pension and post-retirement benefits	(24,596)	(43,024)	(39,607)
Other assets and liabilities	(15,830)	(9,250)	(2,141)

Net cash provided by (used for) continuing operations	320,226	270,376	259,900
Net cash provided by (used for) operating activities of discontinued operations	—	—	(1,531)

Net cash provided by (used for) operating activities	320,226	270,376	258,369
Investing activities
Capital expenditures	(73,348)	(59,523)	(54,137)
Proceeds from sale of property and equipment	1,310	358	1,208
Acquisitions, net of cash acquired	(733,105)	—	—
Divestitures	—	—	1,567
Other	(2,943)	(1,148)	(3,224)

Net cash provided by (used for) investing activities	(808,086)	(60,313)	(54,586)
Financing activities
Net short-term borrowings	(1,239)	2,728	2,205
Proceeds from long-term debt	1,421,602	703,641	580,000
Repayment of long-term debt	(832,147)	(804,713)	(730,304)
Debt issuance costs	(8,973)	(50)	(50)
Excess tax benefits from stock-based compensation	3,310	2,686	1,746
Stock issued to employees, net of shares withheld	13,322	9,941	8,247
Repurchases of common stock	(12,785)	(24,712)	—
Dividends paid	(79,537)	(75,465)	(70,927)
Distribution to noncontrolling interest	—	(4,647)	—

Net cash provided by (used for) financing activities	503,553	(190,591)	(209,083)
Effect of exchange rate changes on cash and cash equivalents	(11,672)	(6,812)	(648)
Change in cash and cash equivalents	4,021	12,660	(5,948)
Cash and cash equivalents, beginning of period	46,056	33,396	39,344

Cash and cash equivalents, end of period	$50,077	$46,056	$33,396

Pentair, Inc.

Consolidated Statements of Change in Shareholders’ Equity

	Common shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total Pentair, Inc.	Non-controlling interest	Total	Comprehensive income (loss) attributable to Pentair, Inc.
	Number	Amount
	In thousands, except share and per-share data
Balance—December 31, 2008	98,276,919	$16,379	$451,241	$1,457,676	$(26,615)	$1,898,681	$121,388	$2,020,069
Net income				115,493		115,493	707	116,200	$115,493
Change in cumulative translation adjustment					43,371	43,371	(7,843)	35,528	43,371
Adjustment in retirement liability, net of $164 tax					256	256		256	256
Changes in market value of derivative financial instruments, net of ($2,323) tax					3,585	3,585		3,585	3,585

Comprehensive income (loss)									$162,705

Cash dividends—$0.72 per common share				(70,927)		(70,927)		(70,927)
Tax benefit of stock compensation			1,025			1,025		1,025
Exercise of stock options, net of 124613 shares tendered for payment	433,533	72	7,639			7,711		7,711
Issuance of restricted shares, net of cancellations	24,531	4	516			520		520
Amortization of restricted shares			7,190			7,190		7,190
Shares surrendered by employees to pay taxes	(79,477)	(13)	(1,867)			(1,880)		(1,880)
Stock compensation			7,063			7,063		7,063

Balance—December 31, 2009	98,655,506	$16,442	$472,807	$1,502,242	$20,597	$2,012,088	$114,252	$2,126,340

	Common shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total Pentair, Inc.	Non-controlling interest	Total	Comprehensive income (loss) attributable to Pentair, Inc.
	Number	Amount
	In thousands, except share and per-share data
Net income				197,828		197,828	4,493	202,321	$197,828
Change in cumulative translation adjustment					(30,487)	(30,487)	(2,219)	(32,706)	(30,487)
Adjustment in retirement liability, net of $(8,159) tax					(12,762)	(12,762)		(12,762)	(12,762)
Changes in market value of derivative financial instruments, net of $229 tax					310	310		310	310

Comprehensive income (loss)									$154,889

Cash dividends—$0.76 per common share				(75,465)		(75,465)		(75,465)
Tax benefit of stock compensation			2,171			2,171		2,171
Distribution to noncontrolling interest							(4,647)	(4,647)
Share repurchase	(726,777)	(121)	(24,591)			(24,712)		(24,712)
Exercise of stock options, net of 27,177 shares tendered for payment	651,331	109	14,817			14,926		14,926
Issuance of restricted shares, net of cancellation	(4,122)	(1)	707			706		706
Amortization of restricted shares			3,538			3,538		3,538
Shares surrendered by employees to pay taxes	(166,746)	(28)	(5,663)			(5,691)		(5,691)
Stock compensation			10,703			10,703		10,703

Balance—December 31, 2010	98,409,192	$16,401	$474,489	$1,624,605	$(22,342)	$2,093,153	$111,879	$2,205,032

	Common shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total Pentair, Inc.	Non-controlling interest	Total	Comprehensive income (loss) attributable to Pentair, Inc.
	Number	Amount
	In thousands, except share and per-share data
Net income				34,222		34,222	4,299	38,521	$34,222
Change in cumulative translation adjustment					(91,591)	(91,591)	(2,115)	(93,706)	(91,591)
Adjustment in retirement liability, net of ($26,650) tax					(41,683)	(41,683)		(41,683)	(41,683)
Changes in market value of derivative financial instruments, net of $2,884 tax					4,375	4,375		4,375	4,375

Comprehensive income (loss)									$(94,677)

Tax benefit of stock compensation			3,868			3,868		3,868
Cash dividends—$0.80 per common share				(79,537)		(79,537)		(79,537)
Share repurchase	(397,126)	(66)	(12,719)			(12,785)		(12,785)
Exercise of stock options, net of 182,270 shares tendered for payment	657,616	110	14,598			14,708		14,708
Issuance of restricted shares, net of cancellations	28,603	5	1,470			1,475		1,475
Amortization of restricted shares			1,006			1,006		1,006
Shares surrendered by employees to pay taxes	(75,721)	(13)	(2,785)			(2,798)		(2,798)
Stock compensation			8,916			8,916		8,916

Balance—December 31, 2011	98,622,564	$16,437	$488,843	$1,579,290	$(151,241)	$1,933,329	$114,063	$2,047,392

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

1. Summary of Significant Accounting Policies

Fiscal year

Our fiscal year ends on December 31. We report our interim quarterly periods on a 13-week basis ending on a Saturday.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Pentair and all subsidiaries, both U.S. and non-U.S., that we control. Intercompany accounts and transactions have been eliminated. Investments in companies of which we own 20% to 50% of the voting stock or have the ability to exercise significant influence over operating and financial policies of the investee are accounted for using the equity method of accounting and as a result, our share of the earnings or losses of such equity affiliates is included in the Consolidated Statements of Income.

Use of estimates

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires us to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that could differ from those estimates. The critical accounting policies that require our most significant estimates and judgments include:

•	the assessment of recoverability of long-lived assets, including goodwill and indefinite-life intangibles; and

•	accounting for pension benefits, because of the importance in making the estimates necessary to apply these policies.

Revenue recognition

Generally, we recognize revenue when it is realized or realizable and has been earned. Revenue is recognized when persuasive evidence of an arrangement exists; shipment or delivery has occurred (depending on the terms of the sale); our price to the buyer is fixed or determinable; and collectability is reasonably assured.

Generally, there is no post-shipment obligation on product sold other than warranty obligations in the normal and ordinary course of business. In the event significant post-shipment obligations were to exist, revenue recognition would be deferred until substantially all obligations were satisfied.

Percentage of completion

Revenue from certain long-term contracts is recognized over the contractual period under the percentage-of-completion (POC) method of accounting. Under this method, sales and gross profit are recognized as work is performed based on the relationship between the actual costs incurred and the total estimated costs at completion. Changes to the original estimates may be required during the life of the contract and such estimates are reviewed on a regular basis. Sales and gross profit are adjusted using the cumulative catch-up method for revisions in estimated total contract costs and contract values. These reviews have not resulted in adjustments that were significant to our results of operations. Estimated losses are recorded when identified. Claims against customers are recognized as revenue upon settlement.

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

We record costs and earnings in excess of billings on uncompleted contracts within Prepaid expenses and other current assets and billings in excess of costs and earnings on uncompleted contracts within Other current liabilities in the Consolidated Balance Sheets. Amounts included in Prepaid expenses and other current assets related to these contracts were $54.7 million and $0 at December 31, 2011 and 2010, respectively. Amounts included in Other current liabilities related to these contracts were $17.7 million and $0 at December 31, 2011 and 2010, respectively.

Sales returns

The right of return may exist explicitly or implicitly with our customers. Generally, our return policy allows for customer returns only upon our authorization. Goods returned must be product we continue to market and must be in salable condition. Returns of custom or modified goods are normally not allowed. At the time of sale, we reduce revenue for the estimated effect of returns. Estimated sales returns include consideration of historical sales levels, the timing and magnitude of historical sales return levels as a percent of sales, type of product, type of customer and a projection of this experience into the future.

Pricing and sales incentives

We record estimated reductions to revenue for customer programs and incentive offerings including pricing arrangements, promotions and other volume-based incentives at the later of the date revenue is recognized or the incentive is offered. Sales incentives given to our customers are recorded as a reduction of revenue unless we (1) receive an identifiable benefit for the goods or services in exchange for the consideration and (2) we can reasonably estimate the fair value of the benefit received. The following represents a description of our pricing arrangements, promotions and other volume-based incentives:

Pricing arrangements

Pricing is established up front with our customers and we record sales at the agreed-upon net selling price. However, one of our businesses allows customers to apply for a refund of a percentage of the original purchase price if they can demonstrate sales to a qualifying original equipment manufacturer (“OEM”) customer. At the time of sale, we estimate the anticipated refund to be paid based on historical experience and reduce sales for the probable cost of the discount. The cost of these refunds is recorded as a reduction in gross sales.

Promotions

Our primary promotional activity is what we refer to as cooperative advertising. Under our cooperative advertising programs, we agree to pay the customer a fixed percentage of sales as an allowance that may be used to advertise and promote our products. The customer is generally not required to provide evidence of the advertisement or promotion. We recognize the cost of this cooperative advertising at the time of sale. The cost of this program is recorded as a reduction in gross sales.

Volume-based incentives

These incentives involve rebates that are negotiated up front with the customer and are redeemable only if the customer achieves a specified cumulative level of sales or sales increase. Under these incentive programs, at the time of sale, we reforecast the anticipated rebate to be paid based on forecasted sales levels. These forecasts are updated at least quarterly for each customer and sales are reduced for the anticipated cost of the rebate. If the forecasted sales for a customer changes, the accrual for rebates is adjusted to reflect the new amount of rebates expected to be earned by the customer.

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

Shipping and handling costs

Amounts billed to customers for shipping and handling are recorded in Net sales in the accompanying Consolidated Statements of Income. Shipping and handling costs incurred by Pentair for the delivery of goods to customers are included in Cost of goods sold in the accompanying Consolidated Statements of Income.

Research and development

We conduct research and development (“R&D”) activities in our own facilities, which consist primarily of the development of new products, product applications and manufacturing processes. We expense R&D costs as incurred. R&D expenditures during 2011, 2010 and 2009 were $78.2 million, $67.2 million and $57.9 million, respectively.

Cash equivalents

We consider highly liquid investments with original maturities of three months or less to be cash equivalents.

Trade receivables and concentration of credit risk

We record an allowance for doubtful accounts, reducing our receivables balance to an amount we estimate is collectible from our customers. Estimates used in determining the allowance for doubtful accounts are based on historical collection experience, current trends, aging of accounts receivable and periodic credit evaluations of our customers’ financial condition. We generally do not require collateral. No customer receivable balances exceeded 10% of total net receivable balances as of December 31, 2011 and December 31, 2010.

Inventories

Inventories are stated at the lower of cost or market with substantially all costed using the first-in, first-out (“FIFO”) method and with an insignificant amount of inventories located outside the United States costed using a moving average method which approximates FIFO.

Property, plant and equipment

Property, plant and equipment is stated at historical cost. We compute depreciation by the straight-line method based on the following estimated useful lives:

Years
Land improvements	5 to 20
Buildings and leasehold improvements	5 to 50
Machinery and equipment	3 to 15

Significant improvements that add to productive capacity or extend the lives of properties are capitalized. Costs for repairs and maintenance are charged to expense as incurred. When property is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any related gains or losses are included in income.

We review the recoverability of long-lived assets to be held and used, such as property, plant and equipment, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset or asset group, an impairment loss is recognized for the difference between estimated fair value and carrying value. Impairment

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

losses on long-lived assets held for sale are determined in a similar manner, except that fair values are reduced for the cost to dispose of the assets. The measurement of impairment requires us to estimate future cash flows and the fair value of long-lived assets. There was no impairment charge recorded related to long-lived assets.

Goodwill and identifiable intangible assets

Goodwill

Goodwill represents the excess of the cost of acquired businesses over the net of the fair value of identifiable tangible net assets and identifiable intangible assets purchased and liabilities assumed.

Goodwill is tested at least annually for impairment and is tested for impairment more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is performed using a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. If the estimated fair value is less than the carrying amount of the reporting unit there is an indication that goodwill impairment exists and a second step must be completed in order to determine the amount of the goodwill impairment, if any, that should be recorded. In the second step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation.

The fair value of each reporting unit is determined using a discounted cash flow analysis and market approach. Projecting discounted future cash flows requires us to make significant estimates regarding future revenues and expenses, projected capital expenditures, changes in working capital and the appropriate discount rate. Use of the market approach consists of comparisons to comparable publicly-traded companies that are similar in size and industry. Actual results may differ from those used in our valuations. This non-recurring fair value measurement is a “Level 3” measurement under the fair value hierarchy described below.

In developing our discounted cash flow analysis, assumptions about future revenues and expenses, capital expenditures and changes in working capital, are based on our annual operating plan and long-term business plan for each of our reporting units. These plans take into consideration numerous factors including historical experience, anticipated future economic conditions, changes in raw material prices and growth expectations for the industries and end markets we participate in. These assumptions are determined over a five year long-term planning period. The five year growth rates for revenues and operating profits vary for each reporting unit being evaluated. Revenues and operating profit beyond 2018 are projected to grow at a perpetual growth rate between 3.0% and 3.5%.

Discount rate assumptions for each reporting unit take into consideration our assessment of risks inherent in the future cash flows of the respective reporting unit and our weighted-average cost of capital. We utilized discount rates ranging from 12.6% to 14% in determining the discounted cash flows in our fair value analysis.

In estimating fair value using the market approach, we identify a group of comparable publicly-traded companies for each operating segment that are similar in terms of size and product offering. These groups of comparable companies are used to develop multiples based on total market-based invested capital as a multiple of earnings before interest, taxes, depreciation and amortization (EBITDA). We determine our estimated values by applying these comparable EBITDA multiples to the operating results of our reporting units. The ultimate fair value of each reporting unit is determined considering the results of both valuation methods.

Impairment charge

In the fourth quarter of 2011, we completed our annual goodwill impairment review. As a result, we recorded a pre-tax non-cash impairment charge of $200.5. This represents impairment of goodwill in our Residential

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

Filtration reporting unit, part of Water & Fluid Solutions. The impairment charge resulted from changes in our forecasts in light of economic conditions prevailing in these markets and due to continued softness in the end-markets served by residential water treatment components.

Identifiable intangible assets

Our primary identifiable intangible assets include trade marks and trade names, patents, non-compete agreements, proprietary technology and customer relationships. Identifiable intangibles with finite lives are amortized and those identifiable intangibles with indefinite lives are not amortized. Identifiable intangible assets that are subject to amortization are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Identifiable intangible assets not subject to amortization are tested for impairment annually or more frequently if events warrant. We completed our annual impairment test during the fourth quarter for those identifiable assets not subject to amortization. There was no impairment charge recorded in 2011 or 2010 for identifiable intangible assets. An impairment charge of $11.3 million was recorded in 2009, related to trade names. These charges were recorded in Selling, general and administrative in our Consolidated Statements of Income.

The impairment test consists of a comparison of the fair value of the trade name with its carrying value. Fair value is measured using the relief-from-royalty method. This method assumes the trade name has value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires us to estimate the future revenue for the related brands, the appropriate royalty rate and the weighted average cost of capital. This non-recurring fair value measurement is a “Level 3” measurement under the fair value hierarchy described below.

At December 31, 2011 our goodwill and intangible assets were approximately $2,866 million and represented approximately 62.5% of our total assets. If we experience further declines in sales and operating profit or do not meet our operating forecasts, we may be subject to future impairments. Additionally, changes in assumptions regarding the future performance of our businesses, increases in the discount rate used to determine the discounted cash flows of our businesses or significant declines in our stock price or the market as a whole could result in additional impairment indicators. Because of the significance of our goodwill and intangible assets, any future impairment of these assets could have a material adverse effect on our financial results.

Equity and cost method investments

We have investments that are accounted for using the equity method. Our proportionate share of income or losses from investments accounted for under the equity method is recorded in the Consolidated Statements of Income. We write down or write off an investment and recognize a loss when events or circumstances indicate there is impairment in the investment that is other-than-temporary. This requires significant judgment, including assessment of the investees’ financial condition and in certain cases the possibility of subsequent rounds of financing, as well as the investees’ historical and projected results of operations and cash flows. If the actual outcomes for the investees are significantly different from projections, we may incur future charges for the impairment of these investments.

We have a 50% investment in FARADYNE Motors LLC (“FARADYNE”), a joint venture with Xylem, Inc. (fka ITT Water Technologies, Inc) that designs, develops and manufactures submersible pump motors. We do not consolidate the investment in our consolidated financial statements as we do not have a controlling interest over the investment. There were investments in and loans to FARADYNE of $6.0 million and $6.1 million at December 31, 2011 and December 31, 2010, respectively, which is net of our proportionate share of the results of their operations.

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

Investments for which we do not have significant influence are accounted for under the cost method. At December 31, 2011 and 2010 the aggregate balance of these investments was $6.9 million and $3.8 million, respectively.

Income taxes

We use the asset and liability approach to account for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in our tax provision in the period of change. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Environmental

We recognize environmental clean-up liabilities on an undiscounted basis when a loss is probable and can be reasonably estimated. Such liabilities generally are not subject to insurance coverage. The cost of each environmental clean-up is estimated by engineering, financial and legal specialists based on current law. Such estimates are based primarily upon the estimated cost of investigation and remediation required and the likelihood that, where applicable, other potentially responsible parties (“PRPs”) will be able to fulfill their commitments at the sites where Pentair may be jointly and severally liable. The process of estimating environmental clean-up liabilities is complex and dependent primarily on the nature and extent of historical information and physical data relating to a contaminated site, the complexity of the site, the uncertainty as to what remedy and technology will be required and the outcome of discussions with regulatory agencies and other PRPs at multi-party sites. In future periods, new laws or regulations, advances in clean-up technologies and additional information about the ultimate clean-up remedy that is used could significantly change our estimates. Accruals for environmental liabilities are included in Other current liabilities and Other non-current liabilities in the Consolidated Balance Sheets.

Insurance subsidiary

We insure certain general and product liability, property, workers’ compensation and automobile liability risks through our regulated wholly-owned captive insurance subsidiary, Penwald Insurance Company (“Penwald”). Reserves for policy claims are established based on actuarial projections of ultimate losses. As of December 31, 2011 and 2010, reserves for policy claims were $44.3 million ($13.3 million included in Accrued product claims and warranties and $31.0 million included in Other non-current liabilities) and $49.0 million ($12.0 million included in Accrued product claims and warranties and $37.0 million included in Other non-current liabilities), respectively.

Stock-based compensation

We account for stock-based compensation awards on a fair value basis. The estimated grant date fair value of each option award is recognized in income on an accelerated basis over the requisite service period (generally the vesting period). The estimated fair value of each option award is calculated using the Black-Scholes option-pricing model. From time to time, we have elected to modify the terms of the original grant. These modified grants are accounted for as a new award and measured using the fair value method, resulting in the inclusion of

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

additional compensation expense in our Consolidated Statements of Income. Restricted share awards and units are recorded as compensation cost on a straight-line basis over the requisite service periods based on the market value on the date of grant.

Earnings per common share

Basic earnings per share are computed by dividing net income attributable to Pentair, Inc., by the weighted-average number of common shares outstanding. Diluted earnings per share are computed by dividing net income attributable to Pentair, Inc., by the weighted-average number of common shares outstanding including the dilutive effects of common stock equivalents. The dilutive effects of stock options and restricted stock awards and units increased weighted average common shares outstanding by 1,519 thousand, 1,257 thousand and 1,107 thousand in 2011, 2010 and 2009, respectively.

Stock options excluded from the calculation of diluted earnings per share because the exercise price was greater than the average market price of the common shares were 2,140 thousand, 3,711 thousand and 5,283 thousand in 2011, 2010 and 2009, respectively.

Derivative financial instruments

We recognize all derivatives, including those embedded in other contracts, as either assets or liabilities at fair value in our Consolidated Balance Sheets. If the derivative is designated as a fair-value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated and is effective as a cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income (“OCI”) and are recognized in the Consolidated Statements of Income when the hedged item affects earnings. If the underlying hedged transaction ceases to exist or if the hedge becomes ineffective, all changes in fair value of the related derivatives that have not been settled are recognized in current earnings. For a derivative that is not designated as or does not qualify as a hedge, changes in fair value are reported in earnings immediately.

We use derivative instruments for the purpose of hedging interest rate and currency exposures, which exist as part of ongoing business operations. We do not hold or issue derivative financial instruments for trading or speculative purposes. All other contracts that contain provisions meeting the definition of a derivative also meet the requirements of and have been designated as, normal purchases or sales. Our policy is not to enter into contracts with terms that cannot be designated as normal purchases or sales. From time to time, we may enter in to short duration foreign currency contracts to hedge foreign currency risks.

Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date:

Level 1: Valuation is based on observable inputs such as quoted market prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Valuation is based on inputs such as quoted market prices for similar assets or liabilities in active markets or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

In making fair value measurements, observable market data must be used when available. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Foreign currency translation

The financial statements of subsidiaries located outside of the U.S. are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average monthly rates of exchange. The resultant translation adjustments are included in Accumulated other comprehensive income (loss) (“AOCI”), a separate component of shareholders’ equity.

New accounting standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance to improve the consistency of fair value measurement and disclosure requirements between US GAAP and International Financial Reporting Standards. The provisions of this guidance change certain of the fair value principles related to the highest and best use premise, the consideration of blockage factors and other premiums and discounts, and the measurement of financial instruments held in a portfolio and instruments classified within shareholders’ equity. Further, the guidance provides additional disclosure requirements surrounding Level 3 fair value measurements, the uses of nonfinancial assets in certain circumstances and identification of the level in the fair value hierarchy used for assets and liabilities which are not recorded at fair value, but where fair value is disclosed. This guidance is effective for fiscal years and interim periods beginning after December 15, 2011. We are evaluating the potential impact of adoption.

In June 2011, the FASB issued authoritative guidance surrounding the presentation of comprehensive income, with an objective of increasing the prominence of items reported in OCI. This guidance provides entities with the option to present the total of comprehensive income, the components of net income and the components of OCI in either a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, entities must present on the face of the financial statement, items reclassified from OCI to net income in the section of the financial statement where the components of net income and OCI are presented, regardless of the option selected to present comprehensive income. This guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The FASB subsequently deferred the effective date of certain provisions of this standard pertaining to the reclassification of items out of accumulated other comprehensive income, pending the issuance of further guidance on that matter. We believe that the adoption of this guidance will not have a material impact on our financial condition or results of operations.

In September 2011, the FASB issued an amendment to an existing accounting standard, which provides entities an option to perform a qualitative assessment to determine whether further impairment testing on goodwill is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We believe that the adoption of this guidance will not have a material impact on our financial condition or results of operations.

Subsequent events

In connection with preparing the audited consolidated financial statements for the year ended December 31, 2011, we have evaluated subsequent events for potential recognition and disclosure through the date of this filing.

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

2. Acquisitions

In May 2011, we acquired as part of Water & Fluid Solutions, the CPT division of privately held Norit Holding B.V. for $715.3 million (€502.7 million translated at the May 12, 2011 exchange rate). CPT’s results of operations have been included in our consolidated financial statements since the date of acquisition. CPT is a global leader in membrane solutions and clean process technologies in the high growth water and beverage filtration and separation segments. CPT provides sustainable purification systems and solutions for desalination, water reuse, industrial applications and beverage segments that effectively address the increasing challenges of clean water scarcity, rising energy costs and pollution. CPT’s product offerings include innovative ultrafiltration and nanofiltration membrane technologies, aseptic valves, CO2 recovery and control systems and specialty pumping equipment. Based in the Netherlands, CPT has broad sales diversity with the majority of 2011 and 2010 revenues generated in European Union and Asia-Pacific countries.

The fair value of the business acquired was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the fair value acquired over the identifiable assets acquired and liabilities assumed is reflected as goodwill. Goodwill recorded as part of the purchase price allocation was $451.8 million, none of which is tax deductible. Identifiable intangible assets acquired as part of the acquisition were $197.2 million, including definite-lived intangibles, such as customer relationships and proprietary technology with a weighted average amortization period of approximately 10 years.

The total purchase price has been allocated to the estimated fair values of assets acquired and liabilities assumed as follows:

(in thousands)
Accounts and notes receivable	$70,038
Inventories	60,382
Deferred tax assets	4,926
Prepaid expenses and other current assets	40,252
Property, plant and equipment	69,010
Goodwill	451,809
Intangibles	197,231
Accounts payable	(41,061)
Income taxes	(3,937)
Other current liabilities	(59,229)
Long-term debt	(17,041)
Deferred tax liabilities	(57,069)

Purchase price	$715,311

CPT’s net sales and income from continuing operations for the period from the acquisition date to December 31, 2011 were $234.1 million and $2.4 million, respectively, and include $13.2 million of non-recurring expenses for acquisition date fair value adjustments related to inventory and customer backlog.

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

The following pro forma consolidated condensed financial results of operations are presented as if the acquisitions described above had been completed at the beginning of the comparable period:

	Years ended December 31
In thousands, except share and per-share data	2011	2010
Pro forma net sales	$3,578,462	$3,329,812
Pro forma income from continuing operations	49,363	177,867
Loss on disposal of discontinued operations, net of tax	—	(626)
Pro forma net income from continuing operations attributable to Pentair, Inc.	45,064	173,375
Pro forma earnings per common share—continuing operations
Basic	$0.46	$1.77
Diluted	$0.45	$1.75

Weighted average common shares outstanding
Basic	98,233	98,037
Diluted	99,753	99,294

The 2010 unaudited pro forma net income was adjusted to include the impact of approximately $12.9 million in non-recurring items related to acquisition date fair value adjustments to inventory and customer backlog. The 2011 unaudited pro forma net income was adjusted to exclude the impact of these items. Acquisition-related transaction costs of approximately $8.0 million associated with the CPT acquisition were excluded from the pro forma net income in the 2011 period presented and included in the 2010 period presented.

These pro forma condensed consolidated financial results have been prepared for comparative purposes only and include certain adjustments, such as increased interest expense on acquisition debt. They do not reflect the effect of costs or synergies that would have been expected to result from the integration of the acquisition. The pro forma information does not purport to be indicative of the results of operations that actually would have resulted had the combination occurred at the beginning of each period presented, or of future results of the consolidated entities.

In January 2011 we acquired as part of Water & Fluid Solutions, all of the outstanding shares of capital stock of Hidro Filtros do Brasil (“Hidro Filtros”) for cash of $14.9 million and a note payable of $2.1 million. The Hidro Filtros results of operations have been included in our consolidated financial statements since the date of acquisition. Hidro Filtros is a leading manufacturer of water filters and filtering elements for residential and industrial applications operating in Brazil and neighboring countries. Goodwill recorded as part of the purchase price allocation was $10.1 million, none of which is tax deductible. Identified intangible assets acquired as part of the acquisition were $6.3 million including definite-lived intangibles, primarily customer relationships of $5.5 million, with an estimated life of 13 years. The proforma impact of this acquisition was deemed to be not material.

Additionally, during 2011, we completed other small acquisitions with purchase prices totaling $4.6 million, consisting of $2.9 million in cash and $1.7 million as a note payable, adding to Water & Fluid Solutions. Total goodwill recorded as part of the purchase price allocation was $4.3 million, none of which is tax deductible. The proforma impact of these acquisitions was deemed to be not material.

Total transaction costs related to acquisition activities for the year ended December 31, 2011 were $8.2 million, which were expensed as incurred and recorded in Selling, general and administrative in our Consolidated Statements of Income.

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

3. Discontinued Operations

In 2010, we were notified of a product recall required by our former Tools Group (which was sold to Black and Decker Corporation in 2004 and treated as a discontinued operation). Under the terms of the sale agreement we are liable for a portion of the product recall costs. We recorded a liability of $3.2 million ($2.0 million net of tax) in 2010 representing our estimate of the potential cost for products sold prior to the date of sale of the Tools Group associated with this recall. In addition, we received the remaining escrow balances from our sale of Lincoln Industrial of approximately $0.5 million, and we reversed tax reserves of approximately $1.0 million due to the expiration of various statues of limitations.

4. Restructuring

During 2011, we announced and initiated certain business restructuring initiatives aimed at reducing our fixed cost structure and realigning our business. These initiatives included the reduction in hourly and salaried headcount of approximately 210 employees, which included 160 in Water & Fluid Solutions and 50 in Technical Products.

Restructuring related costs included in Selling, general and administrative expenses on the Consolidated Statements of Income include costs for severance and other restructuring costs as follows:

	Years Ended December 31
In thousands	2011	2010	2009
Severance and related costs	$11,500	$—	$11,160
Contract termination costs	—	—	2,030
Asset impairment and other restructuring costs	1,500	—	4,050

Total restructuring costs	$13,000	$—	$17,240

Total restructuring costs related to Water & Fluid Solutions and Technical Products were $11.0 million and $2.0 million, respectively, for year ended December 31, 2011.

Restructuring accrual activity recorded on the Consolidated Balance Sheets is summarized as follows:

	Years Ended December 31
In thousands	2011	2010
Beginning balance	$3,994	$14,509
Costs incurred	11,500	—
Cash payments and other	(2,689)	(10,515)

Ending balance	$12,805	$3,994

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

5. Goodwill and Other Identifiable Intangible Assets

The changes in the carrying amount of goodwill for the year ended December 31, 2011 and December 31, 2010 by segment were as follows:

In thousands	December 31, 2010	Acquisitions/ divestitures	Foreign currency translation/other	December 31, 2011
Water & Fluid Solutions	$1,784,100	$466,182	$(255,501)	$1,994,781
Technical Products	281,944	—	(2,807)	279,137

Consolidated Total	$2,066,044	$466,182	$(258,308)	$2,273,918

In thousands	December 31, 2009	Acquisitions/ divestitures	Foreign currency translation/other	December 31, 2010
Water & Fluid Solutions	$1,802,913	$—	$(18,813)	$1,784,100
Technical Products	285,884	—	(3,940)	281,944

Consolidated Total	$2,088,797	$—	$(22,753)	$2,066,044

In 2011, the acquired goodwill in Water & Fluid Solutions is primarily related to the acquisition of CPT. In 2011, we recorded an impairment charge of $200.5 million in Water & Fluid Solutions which is included in “Foreign currency translation/other” above. Accumulated goodwill impairment losses were $200.5 million and $0 as of December 31, 2011 and December 31, 2010, respectively.

The detail of intangible assets consisted of the following:

	2011			2010
In thousands	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
Finite-life intangibles
Patents	$5,896	$(4,038)	$1,858	$15,469	$(12,695)	$2,774
Proprietary technology	128,841	(39,956)	88,885	74,176	(29,862)	44,314
Customer relationships	358,410	(109,887)	248,523	282,479	(82,901)	199,578
Trade names	1,515	(530)	985	1,532	(383)	1,149

Total finite-life intangibles	$494,662	$(154,411)	$340,251	$373,656	$(125,841)	$247,815
Indefinite-life intangibles
Trade names	252,034	—	252,034	205,755	—	205,755

Total intangibles, net	$746,696	$(154,411)	$592,285	$579,411	$(125,841)	$453,570

Intangible asset amortization expense in 2011, 2010 and 2009 was approximately $41.9 million, $24.5 million and $27.3 million, respectively.

In 2009 we recorded an impairment charge to write down trade name intangible assets of $11.3 million in Water & Fluid Solutions .

The estimated future amortization expense for identifiable intangible assets during the next five years is as follows:

	00000000	00000000	00000000	00000000	00000000
In thousands	2012	2013	2014	2015	2016
Estimated amortization expense	$38,828	$38,663	$38,296	$38,018	$37,079

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

6. Supplemental Balance Sheet Information

In thousands	2011	2010
Inventories
Raw materials and supplies	$219,487	$223,482
Work-in-process	47,707	37,748
Finished goods	182,669	144,126

Total inventories	$449,863	$405,356

Property, plant and equipment
Land and land improvements	$41,111	$36,484
Buildings and leasehold improvements	244,246	212,168
Machinery and equipment	692,930	598,554
Construction in progress	40,251	33,841

Total property, plant and equipment	1,018,538	881,047
Less accumulated depreciation and amortization	631,013	551,612

Property, plant and equipment, net	$387,525	$329,435

7. Supplemental Cash Flow Information

The following table summarizes supplemental cash flow information:

In thousands	2011	2010	2009
Interest payments	$54,516	$37,083	$43,010
Income tax payments	64,389	55,991	8,719

8. Accumulated Other Comprehensive Income (Loss)

Components of accumulated other comprehensive income (loss) consists of the following:

In thousands	2011	2010
Retirement liability adjustments, net of tax	$(112,893)	$(71,210)
Cumulative translation adjustments	(33,407)	58,184
Market value of derivative financial instruments, net of tax	(4,941)	(9,316)

Accumulated other comprehensive income (loss)	$(151,241)	$(22,342)

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

9. Debt

Debt and the average interest rates on debt outstanding are summarized as follows:

In thousands	Average interest rate December 31, 2011	Maturity (Year)	December 31, 2011	December 31, 2010
Commercial paper	1.26%	2016	$3,497	$—
Revolving credit facilities	2.04%	2016	168,500	97,500
Private placement—fixed rate	5.65%	2013 -2017	400,000	400,000
Private placement—floating rate	0.99%	2012 -2016	205,000	205,000
Public—fixed rate	5.00%	2021	500,000	—
Capital lease obligations	3.72%	2025	15,788	—
Other	3.04%	2012 -2021	16,302	4,972

Total debt, including current portion			1,309,087	707,472
Less: Current maturities			(1,168)	(18)
Short-term borrowings			(3,694)	(4,933)

Long-term debt			$1,304,225	$702,521

In May 2011, we completed a public offering of $500 million aggregate principal amount of our 5.00% Senior Notes due 2021 (the “Notes”). The Notes are guaranteed by certain of our wholly-owned domestic subsidiaries that are also guarantors under our primary bank credit facility. We used the net proceeds from the offering of the Notes to finance in part the CPT acquisition.

In April 2011, we entered into a Fourth Amended and Restated Credit Agreement (the “Credit Facility”). The Credit Facility replaced our previous $800 million revolving credit facility. The Credit Facility creates an unsecured, committed credit facility of up to $700 million, with multi-currency sub facilities to support investments outside the U.S. The Credit Facility expires on April 28, 2016. Borrowings under the Credit Facility currently bear interest at the rate of London Interbank Offered Rate (“LIBOR”) plus 1.75%. Interest rates and fees on the Credit Facility will vary based on our credit ratings. We used borrowings under the Credit Facility to fund a portion of the CPT acquisition and to fund ongoing operations.

Total availability under our existing Credit Facility was $528.0 million as of December 31, 2011, which was limited to $480.3 million by the leverage ratio financial covenant in the credit agreement.

Our debt agreements contain certain financial covenants, the most restrictive of which is a leverage ratio (total consolidated indebtedness, as defined, over consolidated net income before interest, taxes, depreciation, amortization and non-cash compensation expense, as defined) that may not exceed 3.5 to 1.0 as of the last date of each of our fiscal quarters thereafter. We were in compliance with all financial covenants in our debt agreements as of December 31, 2011.

In addition to the Credit Facility, we have various other credit facilities with an aggregate availability of $74.2 million, of which $14.1 million was outstanding at December 31, 2011. Borrowings under these credit facilities bear interest at variable rates.

We have $105 million of outstanding private placement debt maturing in May 2012. We classified this debt as long-term as of December 31, 2011 as we have the intent and ability to refinance such obligation on a long-term basis under the Credit Facility.

In March 2009, we announced the redemption of all of our remaining outstanding $133.9 million aggregate principal of our 7.85% Senior Notes due 2009. These notes were redeemed on April 15, 2009 at a redemption

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

price of $1,035.88 per $1,000 of principal outstanding plus accrued interest thereon. As a result of this transaction, we recognized a loss of $4.8 million on early extinguishment of debt in the second quarter of 2009. The loss included the write off of $0.1 million in unamortized deferred financing fees in addition to recognition of $0.3 million in previously unrecognized swap gains and cash paid of $5.0 million related to the redemption and other costs associated with the purchase.

Debt outstanding at December 31, 2011 matures on a calendar year basis as follows:

In thousands	2012	2013	2014	2015	2016	Thereafter	Total
Contractual debt obligation maturities	$3,694	$200,620	$—	$—	$288,985	$800,000	$1,293,299
Capital lease obligations	1,168	1,168	1,168	1,168	1,168	9,948	15,788

Total maturities	$4,862	$201,788	$1,168	$1,168	$290,153	$809,948	$1,309,087

As part of the CPT acquisition, we assumed a capital lease obligation related to land and buildings. As of December 31, 2011 we had a cost of $22.7 million, and accumulated amortization of $5.1 million, all of which are included in Property, plant and equipment on the Consolidated Balance Sheets.

The present value of future minimum lease payments is the total future minimum lease payments of $17.9 million less the imputed interest of $2.1 million.

10. Derivatives and Financial Instruments

Cash-flow hedges

In August 2007, we entered into a $105 million interest rate swap agreement with a major financial institution to exchange variable rate interest payment obligations for a fixed rate obligation without the exchange of the underlying principal amounts in order to manage interest rate exposures. The effective date of the swap was August 30, 2007. The swap agreement has a fixed interest rate of 4.89% and expires in May 2012. The fixed interest rate of 4.89% plus the .50% interest rate spread over LIBOR results in an effective fixed interest rate of 5.39%. The fair value of the swap was a liability of $1.7 million and $6.4 million at December 31, 2011 and December 31, 2010, respectively and was recorded in AOCI on the Consolidated Balance Sheets.

In September 2005, we entered into a $100 million interest rate swap agreement with several major financial institutions to exchange variable-rate interest payment obligations for fixed-rate obligations without the exchange of the underlying principal amounts in order to manage interest rate exposures. The effective date of the fixed-rate swap was April 25, 2006. The swap agreement has a fixed interest rate of 4.68% and expires in July 2013. The fixed interest rate of 4.68% plus the .60% interest rate spread over LIBOR results in an effective fixed interest rate of 5.28%. The fair value of the swap was a liability of $6.3 million and $9.4 million at December 31, 2011 and December 31, 2010, respectively and was recorded in AOCI on the Consolidated Balance Sheets.

The variable to fixed interest rate swaps are designated as cash-flow hedges. The fair value of these swaps are recorded as assets or liabilities on the Consolidated Balance Sheets. Unrealized income/expense is included in AOCI and realized income/expense and amounts due to/from swap counterparties, are included in earnings. We realized incremental interest expense resulting from the swaps of $9.3 million and $9.2 million at December 31, 2011 and December 31, 2010, respectively.

The variable to fixed interest rate swaps are designated as and are effective as cash-flow hedges. The fair value of these swaps are recorded as assets or liabilities on the Consolidated Balance Sheets, with changes in their fair value included in OCI. Derivative gains and losses included in OCI are reclassified into earnings at the time the related interest expense is recognized or the settlement of the related commitment occurs.

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

Failure of one or more of our swap counterparties would result in the loss of any benefit to us of the swap agreement. In this case, we would continue to be obligated to pay the variable interest payments per the underlying debt agreements which are at variable interest rates of 3 month LIBOR plus .50% for $105 million of debt and 3 month LIBOR plus ..60% for $100 million of debt. Additionally, failure of one or all of our swap counterparties would not eliminate our obligation to continue to make payments under our existing swap agreements if we continue to be in a net pay position.

At December 31, 2011 and 2010, our interest rate swaps are carried at fair value measured on a recurring basis. Fair values are determined through the use of models that consider various assumptions, including time value, yield curves, as well as other relevant economic measures, which are inputs that are classified as Level 2 in the valuation hierarchy.

Foreign currency contract

In March 2011, we entered into a foreign currency option contract to reduce our exposure to fluctuations in the euro related to the planned CPT acquisition. The contract had a notional amount of €286.0 million, a strike price of 1.4375 and a maturity date of May 13, 2011. In May 2011, we sold the foreign currency option contract for $1.0 million. The net cost of $2.1 million is recorded in Selling, general and administrative on the Consolidated Statements on Income.

At December 31, 2010 we had a euro to U.S. dollar contract that expired on January 7, 2011 with a notional amount of $132.5 million. The fair value of the contract was an asset of $1.2 million.

We manage our economic and transaction exposure to certain market-based risks through the use of foreign currency derivative instruments. Our objective in holding derivatives is to reduce the volatility of net earnings and cash flows associated with changes in foreign currency exchange rates.

Fair value of financial instruments

In April 2011, as part of our planned debt issuance to fund the CPT acquisition, we entered into interest rate swap contracts to hedge movement in interest rates through the expected date of closing for a portion of the expected fixed rate debt offering. The swaps had a notional amount of $400 million with an average interest rate of 3.65%. In May 2011, upon the sale of the Notes, the swaps were terminated at a cost of $11.0 million. Because we used the contracts to hedge future interest payments, this amount is recorded in Prepaid expenses and other current assets within the Consolidated Balance Sheets and will be amortized as interest exposure over the life of the Notes.

The recorded amounts and estimated fair values of long-term debt, excluding the effects of derivative financial instruments and the recorded amounts and estimated fair value of those derivative financial instruments were as follows:

	2011		2010
In thousands	Recorded amount	Fair value	Recorded amount	Fair value
Total debt, including current portion
Variable rate	$406,978	$406,978	$307,433	$307,433
Fixed rate	902,109	954,053	400,039	438,492

Total	$1,309,087	$1,361,031	$707,472	$745,925

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

The following methods were used to estimate the fair values of each class of financial instrument measured on a recurring basis:

•

short-term financial instruments (cash and cash equivalents, accounts and notes receivable, accounts and notes payable and variable-rate debt) — recorded amount approximates fair value because of the short maturity period;

•

long-term fixed-rate debt, including current maturities — fair value is based on market quotes available for issuance of debt with similar terms, which are inputs that are classified as Level 2 in the valuation hierarchy defined by the accounting guidance; and

•

interest rate swaps and foreign currency contract agreements — fair values are determined through the use of models that consider various assumptions, including time value, yield curves, as well as other relevant economic measures, which are inputs that are classified as Level 2 in the valuation hierarchy defined by the accounting guidance.

Financial assets and liabilities measured at fair value on a recurring basis were as follows:

In thousands	Fair value December 31, 2011	(Level 1)	(Level 2)	(Level 3)
Cash-flow hedges	$(8,034)	$—	$(8,034)	$—
Foreign currency contract	(99)	—	(99)	—
Deferred compensation plan (1)	22,987	22,987	—	—

In thousands	Fair value December 31, 2010	(Level 1)	(Level 2)	(Level 3)
Cash-flow hedges	$(15,768)	$—	$(15,768)	$—
Foreign currency contract	1,183	—	1,183	—
Deferred compensation plan (1)	24,126	24,126	—	—

(1)

Deferred compensation plan assets include mutual funds and cash equivalents for payment of certain non-qualified benefits for retired, terminated and active employees. The fair value of these assets was based on quoted market prices.

11. Income Taxes

Income from continuing operations before income taxes and noncontrolling interest consisted of the following:

	00000	00000	00000
In thousands	2011	2010	2009
U.S.	$36,832	$217,213	$111,530
International	74,748	82,934	61,117

Income from continuing operations before taxes and noncontrolling interest	$111,580	$300,147	$172,647

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

The provision for income taxes for continuing operations consisted of the following:

	00000	00000	00000
In thousands	2011	2010	2009
Currently payable
Federal	$51,158	$44,766	$10,502
State	6,980	6,591	2,456
International	24,005	17,877	13,947

Total current taxes	82,143	69,234	26,905
Deferred
Federal and state	419	26,445	26,733
International	(9,503)	1,521	2,790

Total deferred taxes	(9,084)	27,966	29,523

Total provision for income taxes	$73,059	$97,200	$56,428

Reconciliation of the U.S. statutory income tax rate to our effective tax rate for continuing operations follows:

	00000000	00000000	00000000
Percentages	2011	2010	2009
U.S. statutory income tax rate	35.0	35.0	35.0
State income taxes, net of federal tax benefit	3.3	2.1	2.6
Tax effect of stock-based compensation	0.4	0.2	0.2
Tax effect of international operations	(9.8)	(3.8)	(3.5)
Tax credits	(0.9)	(0.3)	(1.4)
Domestic manufacturing deduction	(3.3)	(1.4)	(0.4)
ESOP dividend benefit	(0.6)	(0.2)	(0.4)
Goodwill	40.4	—	—
All other, net	1.0	0.8	0.6

Effective tax rate on continuing operations	65.5	32.4	32.7

Reconciliation of the beginning and ending gross unrecognized tax benefits follows:

In thousands	2011	2010	2009
Gross unrecognized tax benefits — beginning balance	$24,260	$29,962	$28,139
Gross increases for tax positions in prior periods	2,042	286	3,191
Gross decreases for tax positions in prior periods	(192)	(2,490)	(2,433)
Gross increases based on tax positions related to the current year	3,201	1,431	1,789
Gross decreases related to settlements with taxing authorities	(2,465)	(4,182)	(209)
Reductions due to statute expiration	(377)	(747)	(515)

Gross unrecognized tax benefits at December 31	$26,469	$24,260	$29,962

Included in the $26.5 million of total gross unrecognized tax benefits as of December 31, 2011 was $24.5 million of tax benefits that, if recognized, would impact the effective tax rate. It is reasonably possible that the gross unrecognized tax benefits as of December 31, 2011 may decrease by a range of $0 to $18.7 million during the next twelve months primarily as a result of the resolution of federal, state and foreign examinations and the expiration of various statutes of limitations.

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

The determination of annual income tax expense takes into consideration amounts which may be needed to cover exposures for open tax years. The Internal Revenue Service (“IRS”) has examined our U.S. federal income tax returns through 2003 with no material adjustments. The IRS has also completed a survey of our 2004 U.S. federal income tax return with no material findings. The IRS is currently examining our federal tax returns for years 2005 through 2009. No material adjustments have been proposed, however, actual settlements may differ from amounts accrued.

We record penalties and interest related to unrecognized tax benefits in Provision for income taxes and Interest expense, respectively, which is consistent with our past practices. As of December 31, 2011, we had recorded approximately $0.9 million for the possible payment of penalties and $5.9 million related to the possible payment of interest expense.

U.S. income taxes have not been provided on undistributed earnings of international subsidiaries. It is our intention to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so. As of December 31, 2011, approximately $261.1 million of unremitted earnings attributable to international subsidiaries were considered to be indefinitely invested. It is not practicable to estimate the amount of tax that might be payable if such earnings were to be remitted.

Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as “temporary differences.” We record the tax effect of these temporary differences as “deferred tax assets” (generally items that can be used as a tax deduction or credit in future periods) and “deferred tax liabilities” (generally items for which we received a tax deduction but the tax impact has not yet been recorded in the Consolidated Statements of Income).

Deferred taxes were classified in the Consolidated Balance Sheets as follows:

	00000000	00000000
In thousands	2011	2010
Deferred tax assets	$60,899	$56,349
Other noncurrent assets	—	1,647

Other current liabilities	—	(547)
Deferred tax liabilities	(188,957)	(169,198)

Net deferred tax liability	$(128,058)	$(111,749)

The tax effects of the major items recorded as deferred tax assets and liabilities are as follows:

	2011 Deferred tax		2010 Deferred tax
In thousands	tax Assets	Liabilities	tax Assets	Liabilities
Accounts receivable allowances	$3,726	$—	$4,490	$—
Inventory valuation	18,891	—	17,381	—
Accelerated depreciation/amortization	—	13,270	—	11,436
Accrued product claims and warranties	22,430	—	25,753	—
Employee benefit accruals	129,642	—	110,547	—
Goodwill and other intangibles	—	191,067	—	187,103
Other, net	—	98,410	—	71,381

Total deferred taxes	$174,689	$302,747	$158,171	$269,920

Net deferred tax liability		$(128,058)		$(111,749)

Included in Other, net in the table above are deferred tax assets of $3.3 million and $2.3 million as of December 31, 2011 and 2010, respectively, related to a foreign tax credit carryover from the tax period ended December 31, 2006 and related to state net operating losses. The foreign tax credit is eligible for carryforward until the tax period ending December 31, 2016.

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

Non-U.S. tax losses of $82.3 million and $49.6 million were available for carryforward at December 31, 2011 and 2010, respectively. A valuation allowance reflected above in Other, net of $11.7 million and $9.4 million exists for deferred income tax benefits related to the non-U.S. loss carryforwards available as of December 31, 2011 and 2010, respectively that may not be realized. We believe that sufficient taxable income will be generated in the respective countries to allow us to fully recover the remainder of the tax losses. The non-U.S. operating losses are subject to varying expiration periods and will begin to expire in 2012. State tax losses of $69.2 million and $69.3 million were available for carryforward at December 31, 2011 and 2010, respectively. A valuation allowance reflected above in Other, net of $1.5 million and $2.4 million exists for deferred income tax benefits related to the carryforwards available at December 31, 2011 and 2010, respectively. Certain state tax losses will expire in 2012, while others are subject to carryforward periods of up to twenty years.

12. Benefit Plans

Pension and post-retirement benefits

We sponsor domestic and foreign defined-benefit pension and other post-retirement plans. Pension benefits are based principally on an employee’s years of service and/or compensation levels near retirement. In addition, we also provide certain post-retirement health care and life insurance benefits. Generally, the post-retirement health care and life insurance plans require contributions from retirees. We use a December 31 measurement date each year. In December 2007, we announced that we will be freezing certain pension plans as of December 31, 2017.

Obligations and funded status

The following tables present reconciliations of the benefit obligation of the plans, the plan assets of the pension plans and the funded status of the plans:

	Pension benefits		Post-retirement
In thousands	2011	2010	2011	2010
Change in benefit obligation
Benefit obligation beginning of year	$586,808	$552,309	$33,715	$35,301
Service cost	12,466	11,588	180	200
Interest cost	32,768	31,671	1,889	2,013
Amendments	—	(281)	—	—
Settlements	(257)	(104)	—	—
Actuarial (gain) loss	62,751	24,677	2,494	(647)
Translation (gain) loss	(2,477)	(4,208)	—	—
Benefits paid	(30,488)	(28,844)	(3,197)	(3,152)

Benefit obligation end of year	$661,571	$586,808	$35,081	$33,715

Change in plan assets
Fair value of plan assets beginning of year	$385,483	$329,188	$—	$—
Actual gain (loss) return on plan assets	27,971	35,495	—	—
Company contributions	37,097	49,840	3,197	3,152
Settlements	(257)	(104)	—	—
Translation gain (loss)	(35)	(92)	—	—
Benefits paid	(30,488)	(28,844)	(3,197)	(3,152)

Fair value of plan assets end of year	$419,771	$385,483	$—	$—

Funded status
Plan assets less than benefit obligation	$(241,800)	$(201,325)	$(35,081)	$(33,715)

Net amount recognized	$(241,800)	$(201,325)	$(35,081)	$(33,715)

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

Of the $241.8 million underfunding at December 31, 2011, $137.9 million relates to foreign pension plans and our supplemental executive retirement plans which are not commonly funded.

Amounts recognized in the Consolidated Balance Sheets are as follows:

	Pension benefits		Post-retirement
In thousands	2011	2010	2011	2010
Current liabilities	$(5,745)	$(5,343)	$(3,307)	$(3,390)
Noncurrent liabilities	(236,055)	(195,982)	(31,774)	(30,325)

Net amount recognized	$(241,800)	$(201,325)	$(35,081)	$(33,715)

The accumulated benefit obligation for all defined benefit plans was $625.9 million and $557.7 million at December 31, 2011 and 2010, respectively.

Information for pension plans with an accumulated benefit obligation or projected benefit obligation in excess of plan assets are as follows:

In thousands	2011	2010
Pension plans with an accumulated benefit obligation in excess of plan assets:
Fair value of plan assets	$419,771	$385,483
Accumulated benefit obligation	625,884	557,712
Pension plans with a projected benefit obligation in excess of plan assets:
Fair value of plan assets	$419,771	$385,483
Accumulated benefit obligation	661,571	586,808

Components of net periodic benefit cost are as follows:

	Pension benefits			Post-retirement
In thousands	2011	2010	2009	2011	2010	2009
Service cost	$12,466	$11,588	$12,334	$180	$200	$214
Interest cost	32,768	31,671	32,612	1,889	2,013	2,377
Expected return on plan assets	(31,849)	(30,910)	(30,286)	—	—	—
Amortization of transition obligation	—	13	25	—	—	—
Amortization of prior year service cost (benefit)	—	7	23	(27)	(27)	(41)
Recognized net actuarial (gain) loss	3,887	1,674	82	(3,306)	(3,295)	(3,326)
Settlement gain	23	(8)	(9)	—	—	—

Net periodic benefit cost	$17,295	$14,035	$14,781	$(1,264)	$(1,109)	$(776)

Amounts not yet recognized in net periodic benefit cost and included in accumulated other comprehensive income (pre-tax):

	Pension benefits		Post-retirement
In thousands	2011	2010	2011	2010
Prior service cost (benefit)	(171)	(162)	(850)	(878)
Net actuarial (gain) loss	201,093	138,558	(14,982)	(20,781)

Accumulated other comprehensive (income) loss	$200,922	$138,396	$(15,832)	$(21,659)

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

The estimated amount that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2012 is as follows:

In thousands	Pension benefits	Post- retirement
Prior service cost (benefit)	$—	$(27)
Net actuarial (gain) loss	10,308	(3,306)

Total estimated 2012 amortization	$10,308	$(3,333)

Additional information

Change in accumulated other comprehensive income, net of tax:

In thousands	2011	2010
Beginning of the year	$(71,210)	$(58,448)
Additional prior service cost incurred during the year	—	171
Actuarial gains (losses) incurred during the year	(42,139)	(11,861)

Translation gains (losses) incurred during the year	118	(75)
Amortization during the year:
Transition obligation	—	8
Unrecognized prior service cost (benefit)	(16)	(12)
Actuarial gains	354	(993)

End of the year	$(112,893)	$(71,210)

Assumptions

Weighted-average assumptions used to determine domestic benefit obligations at December 31 are as follows:

	Pension benefits			Post-retirement
Percentages	2011	2010	2009	2011	2010	2009
Discount rate	5.05	5.90	6.00	5.05	5.90	6.00
Rate of compensation increase	4.00	4.00	4.00

Weighted-average assumptions used to determine the domestic net periodic benefit cost for years ending December 31 are as follows:

	Pension benefits			Post-retirement
Percentages	2011	2010	2009	2011	2010	2009
Discount rate	5.90	6.00	6.50	5.90	6.00	6.50
Expected long-term return on plan assets	8.00	8.50	8.50
Rate of compensation increase	4.00	4.00	4.00

Discount rate

The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year based on our December 31 measurement date. The discount rate was determined by matching our expected benefit payments to payments from a stream of AA or higher bonds available in the marketplace, adjusted to eliminate the effects of call provisions. This produced a discount rate for our U.S. plans of 5.05% in

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

2011, 5.90% in 2010 and 6.00% in 2009. The discount rates on our foreign plans ranged from 0.75% to 5.00% in 2011, 0.75% to 5.40% in 2010 and 2.00% to 6.00% in 2009. There are no other known or anticipated changes in our discount rate assumption that will impact our pension expense in 2012.

Expected rate of return

Our expected rate of return on plan assets was 8.0% for 2011 and 8.5%, 2010 and 2009. The expected rate of return is designed to be a long-term assumption that may be subject to considerable year-to-year variance from actual returns. In developing the expected long-term rate of return, we considered our historical returns, with consideration given to forecasted economic conditions, our asset allocations, input from external consultants and broader longer-term market indices. In 2011, the pension plan assets yielded returns of 7.8% and returns of 11.2% and 19.5% in 2010 and 2009. Our expected rate of return on plan assets assumption is 7.5% for 2012.

We base our determination of pension expense or income on a market-related valuation of assets which reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five- year period from the year in which they occur. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets. Since the market-related value of assets recognizes gains or losses over a five-year-period, the future value of assets will be impacted as previously deferred gains or losses are recorded.

Unrecognized pension and post-retirement losses

As of our December 31, 2011 measurement date, our plans have $186.1 million of cumulative unrecognized losses. To the extent the unrecognized losses, when adjusted for the difference between market and market related values of assets, exceeds 10% of the projected benefit obligation, it will be amortized into expense each year on a straight-line basis over the remaining expected future-working lifetime of active participants (currently approximating 12 years).

The assumed health care cost trend rates at December 31 are as follows:

	2011	2010
Health care cost trend rate assumed for next year	7.50%	7.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2027	2027

The assumed health care cost trend rates can have a significant effect on the amounts reported for health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

	1-Percentage-point	1-Percentage-point
In thousands	increase	decrease
Effect on total annual service and interest cost	$45	$(40)
Effect on post-retirement benefit obligation	905	(801)

Plan assets

Objective

The primary objective of our investment strategy is to meet the pension obligation to our employees at a reasonable cost to us. This is primarily accomplished through growth of capital and safety of the funds invested.

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

The plans will therefore be actively invested to achieve real growth of capital over inflation through appreciation of securities held and through the accumulation and reinvestment of dividend and interest income.

Asset allocation

Our actual overall asset allocation for the plans as compared to our investment policy goals is as follows:

	Plan assets		Target allocation
Asset class	2011	2010	2011	2010
Equity securities	42%	47%	40%	50%
Fixed income investments	50%	37%	50%	40%
Alternative investments	5%	12%	10%	10%
Cash	3%	4%	—%	—%

While the target allocations do not have a percentage allocated to cash, the plan assets will always include some cash due to cash flow requirements.

As part of our strategy to reduce U.S. pension plan funded status volatility, we plan to increase the allocation to long duration fixed income securities in future years as the funded status of our U.S. pension plans improve. In 2011 we increased our fixed income investments from 40% to 50% and from 30% to 40% in 2010.

Fair value measurement

The following table presents our plan assets using the fair value hierarchy as of December 31, 2011 and December 31, 2010.

in thousands	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Cash equivalents	$—	$13,084	$—	$13,084
Fixed income:
Corporate and non U.S. government	—	76,046	150	76,196
U.S. treasuries	—	82,989	—	82,989
Mortgage-backed securities	—	40,286	629	40,915
Other	—	7,958	219	8,177
Global equity securities:
Small cap equity	7,094	—	—	7,094
Mid cap equity	7,528	4	—	7,532
Large cap equity	—	47,398	—	47,398
International equity	19,942	19,652	—	39,594
Long/short equity	—	56,575	—	56,575
Pentair company stock	16,645	—	—	16,645
Other investments	—	4,563	19,009	23,572

Total as of December 31, 2011	$51,209	$348,555	$20,007	$419,771

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

in thousands	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Cash equivalents	$—	$13,803	$—	$13,803
Fixed income:
Corporate and non U.S. government	—	42,544	284	42,828
U.S. treasuries	—	60,710	—	60,710
Mortgage-backed securities	—	30,052	1,368	31,420
Other	—	6,818	125	6,943
Global equity securities:
Small cap equity	7,982	—	—	7,982
Mid cap equity	8,811	—	—	8,811
Large cap equity	—	45,700	—	45,700
International equity	23,964	21,895	—	45,859
Long/short equity	—	56,639	—	56,639
Pentair company stock	18,255	—	—	18,255
Other investments	—	33,542	12,991	46,533

Total as of December 31, 2010	$59,012	$311,703	$14,768	$385,483

Valuation methodologies used for investments measured at fair value are as follows:

•	Cash equivalents: Consist of investments in commingled funds valued based on observable market data. Such investments are classified as Level 2.

•

Fixed income: Investments in corporate bonds, government securities, mortgages and asset-backed securities are value based upon quoted market prices for identical or similar securities and other observable market data. Investments in commingled funds are generally valued at the net asset value of units held at the end of the period based upon the value of the underlying investments as determined by quoted market prices or by a pricing service. Such investments are classified as Level 2. Certain investments in commingled funds are valued based on unobservable inputs due to liquidation restrictions. These investments are classified as Level 3.

•

Global equity securities: Equity securities and Pentair common stock are valued based on the closing market price in an active market and are classified as Level 1. Investments in commingled funds are valued at the net asset value of units held at the end of the period based upon the value of the underlying investments as determined by quoted market prices or by a pricing service. Such investments are classified as Level 2.

•

Other investments: Other investments include investments in commingled funds with diversified investment strategies. Investments in commingled funds that are valued at the net asset value of units held at the end of the period based upon the value of the underlying investments as determined by quoted market prices or by a pricing service are classified as Level 2. Investments in commingled funds that are valued based on unobservable inputs due to liquidation restrictions are classified as Level 3.

The following tables present a reconciliation of Level 3 assets held during the years ended December 31, 2011 and December 31, 2010, respectively.

	Balance January 1, 2011	Net realized and unrealized gains (losses)	Net purchases, issuances and settlements	Net transfers into (out of) level 3	Balance December 31, 2011
Other investments	$12,991	$251	$5,767	$—	$19,009
Fixed income investments	1,777	87	(866)	—	998

	$14,768	$338	$4,901	$—	$20,007

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

	Balance January 1, 2010	Net realized and unrealized gains (losses)	Net purchases, issuances and settlements	Net transfers into (out of) level 3	Balance December 31, 2010
Other investments	$14,427	$678	$(2,114)	$—	$12,991
Fixed income investments	2,739	334	(1,296)	—	1,777

	$17,166	$1,012	$(3,410)	$—	$14,768

Cash flows

Contributions

Pension contributions totaled $37.1 million and $49.8 million in 2011 and 2010, respectively. Our 2012 required pension contributions are expected to be in the range of $40 million to $45 million. The 2012 expected contributions will equal or exceed our minimum funding requirements.

Estimated future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid by the plans as follows:

In millions	Pension benefits	Post-retirement
2012	$31.8	$3.3
2013	32.6	3.2
2014	33.5	3.1
2015	35.9	3.0
2016	38.7	2.9
2017-2021	221.4	13.1

Savings plan

We have a 401(k) plan (“the plan”) with an employee stock ownership (“ESOP”) bonus component, which covers certain union and nearly all non-union U.S. employees who meet certain age requirements. Under the plan, eligible U.S. employees may voluntarily contribute a percentage of their eligible compensation. We match contributions made by employees who meet certain eligibility and service requirements. Our matching contribution is 100% of eligible employee contributions for the first 1% of eligible compensation and 50% of the next 5% of eligible compensation. In June 2009, we temporarily suspended the company match of the plan and ESOP. We reinstated the company match in 2010.

In addition to the matching contribution, all employees who meet certain service requirements receive a discretionary ESOP contribution equal to 1.5% of annual eligible compensation.

Our combined expense for the plan and ESOP was approximately $15.8 million, $11.0 million and $6.7 million, in 2011, 2010 and 2009, respectively.

Other retirement compensation

Total other accrued retirement compensation was $12.6 million and $13.9 million in 2011 and 2010, respectively and is included in the Pension and other retirement compensation line of our Consolidated Balance Sheet.

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

13. Shareholders’ Equity

Authorized shares

We may issue up to 250 million shares of common stock. Our Board of Directors may designate up to 15 million of those shares as preferred stock. On December 10, 2004, the Board of Directors designated a new series of preferred stock with authorization to issue up to 2.5 million shares, Series A Junior Participating Preferred Stock, par value $0.10 per share. No shares of preferred stock were issued or outstanding as of December 31, 2011 or December 31, 2010.

Purchase rights

On December 10, 2004, our Board of Directors declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock. The dividend was payable upon the close of business on January 28, 2005 to the shareholders of record upon the close of business on January 28, 2005. Each Right entitles the registered holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, at a price of $240.00 per one one-hundredth of a share, subject to adjustment. However, the Rights are not exercisable unless certain change in control events occur, such as a person acquiring or obtaining the right to acquire beneficial ownership of 15% or more of our outstanding common stock. The description and terms of the Rights are set forth in a Rights Agreement, dated December 10, 2004. The Rights will expire on January 28, 2015, unless the Rights are earlier redeemed or exchanged in accordance with the terms of the Rights Agreement. On January 28, 2005, the common share purchase rights issued pursuant to the Rights Agreement dated July 31, 1995 were redeemed in their entirety for an amount equal to $0.0025 per right.

Share repurchases

In July 2010, the Board of Directors authorized the repurchase of shares of our common stock up to a maximum dollar limit of $25 million. As of December 31, 2010 we had repurchased 734,603 shares for $25 million pursuant to this plan. In December 2010, the Board of Directors authorized the repurchase of shares of our common stock up to a maximum dollar limit of $25 million. As of December 31, 2011, we had repurchased 389,300 shares for $12.5 million pursuant to this authorization, which expired in December 2011. In December 2011, the Board of Directors authorized the repurchase of shares of our common stock up to a maximum dollar limit of $25 million. This authorization expires in December 2012.

14. Stock Plans

Total stock-based compensation expense in 2011, 2010 and 2009 was $19.5 million, $21.5 million and $17.3 million, respectively.

Omnibus stock incentive plans

In May 2008, the 2008 Omnibus Stock Incentive Plan as Amended and Restated (the “2008 Plan” or the “Plan”) was approved by shareholders. The 2008 Plan authorizes the issuance of additional shares of our common stock and extends through February 2018. The 2008 Plan allows for the granting of nonqualified stock options; incentive stock options; restricted shares; restricted stock units; dividend equivalent units; stock appreciation rights; performance shares; performance units; and other stock based awards.

The Plan is administered by our Compensation Committee (the “Committee”), which is made up of independent members of our Board of Directors. Employees eligible to receive awards under the Plan are managerial, administrative or other key employees who are in a position to make a material contribution to the continued profitable growth and long-term success of Pentair. The Committee has the authority to select the recipients of

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

awards, determine the type and size of awards, establish certain terms and conditions of award grants and take certain other actions as permitted under the Plan. The Plan restricts the Committee’s authority to reprice awards or to cancel and reissue awards at lower prices.

The Omnibus Stock Incentive Plan approved by the shareholders in 2004 (the “2004 Plan”) expired upon approval of the 2008 Plan by shareholders. Prior grants made under the 2004 Plan and earlier stock incentive plans remained outstanding on the terms in effect at the time of grant.

Non-qualified and incentive stock options

Under the Plan, we may grant stock options to any eligible employee with an exercise price equal to the market value of the shares on the dates the options were granted. Options generally vest over a three-year period commencing on the grant date and expire ten years after the grant date. Annual expense for the fair value of stock options was $8.9 million in 2011, $10.7 million in 2010 and $7.1 million in 2009.

Restricted shares and restricted stock units

Under the Plan, eligible employees are awarded restricted shares or restricted stock units (awards) of our common stock. Share awards generally vest from two to five years after issuance, subject to continuous employment and certain other conditions. Restricted share awards are valued at market value on the date of grant and are expensed over the vesting period. Annual expense for the fair value of restricted shares and restricted stock units was $10.6 million in 2011, $10.8 million in 2010 and $10.2 million in 2009.

Stock appreciation rights, performance shares and performance units

Under the Plan, the Committee is permitted to issue these awards which are generally earned over a three-year vesting period and are tied to specific financial metrics.

Outside directors nonqualified stock option plan

Nonqualified stock options were granted to outside directors under the Outside Directors Nonqualified Stock Option Plan (the “Directors Plan”) with an exercise price equal to the market value of the shares on the option grant dates. Options generally vest over a three-year period commencing on the grant date and expire ten years after the grant date. The Directors Plan expired in January 2008. Prior grants remain outstanding on the terms in effect at the time of grant.

Non-employee Directors are also eligible to receive awards under the 2008 Plan. Director awards are made by our Governance Committee, which is made up of independent members of our Board of Directors.

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

Stock options

The following table summarizes stock option activity under all plans:

Options outstanding	Shares	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Balance January 1, 2011	7,967,416	$31.34
Granted	817,707	36.73
Exercised	(839,886)	25.03
Forfeited	(45,203)	32.86
Expired	(62,338)	40.06

Balance December 31, 2011	7,837,696	$32.50	5.6	$20,161,647

Options exercisable as of December 31, 2011	5,694,049	$32.38	4.6	$16,052,331
Options expected to vest as of December 31, 2011	2,107,848	$32.82	8.2	$4,109,316

The weighted-average grant date fair value of options granted in 2011, 2010 and 2009 was estimated to be $9.98, $9.47 and $5.09 per share, respectively. The total intrinsic value of options that were exercised during 2011, 2010 and 2009 was $10.9 million, $7.4 million and $5.2 million, respectively. At December 31, 2011, the total unrecognized compensation cost related to stock options was $5.3 million. This cost is expected to be recognized over a weighted average period of 1.4 years.

We estimated the fair values using the Black-Scholes option-pricing model, modified for dividends and using the following assumptions:

	2011	2010	2009
Risk-free interest rate	1.51%	2.45%	1.77%
Expected dividend yield	2.32%	2.30%	3.20%
Expected stock price volatility	35.50%	35.00%	32.50%
Expected lives	5.5 yrs	5.5 yrs	5.2 yrs

Cash received from option exercises for the years ended December 31, 2011, 2010 and 2009 was $14.7 million, $14.9 million and $8.2 million, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $4.1 million, $2.8 million and $1.9 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Restricted share awards

The following table summarizes restricted share award activity under all plans:

Restricted shares outstanding	Shares	Weighted average grant date fair value
Balance January 1, 2011	1,309,403	$29.33
Granted	278,418	36.60
Vested	(276,956)	31.63
Forfeited	(60,783)	28.32

Balance December 31, 2011	1,250,082	$30.49

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

As of December 31, 2011, there was $16.4 million of unrecognized compensation cost related to restricted share compensation arrangements granted under the 2004 Plan and the 2008 Plan. That cost is expected to be recognized over a weighted-average period of 2.0 years. The total fair value of shares vested during the years ended December 31, 2011, 2010 and 2009, was $10.2 million, $12.7 million and $5.5 million, respectively. The actual tax benefit realized for the tax deductions from restricted share compensation arrangements totaled $3.6 million, $3.4 million and $2.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

15. Business Segments

We classify our continuing operations into the following business segments based primarily on types of products offered and markets served:

•

Water & Fluid Solutions — manufactures and markets essential products and systems used in the movement, storage, treatment and enjoyment of water. Products include water and wastewater pumps; filtration and purification components and systems; storage tanks and pressure vessels; and pool and spa equipment and accessories.

•

Technical Products — designs, manufactures and markets standard, modified and custom enclosures that house and protect sensitive electronics and electrical components and protect the people that use them. Applications served include industrial machinery, data communications, networking, telecommunications, test and measurement, automotive, medical, security, defense and general electronics. Products include mild steel, stainless steel, aluminum and non-metallic enclosures, cabinets, cases, subracks, backplanes and associated thermal management systems.

•	Other — is primarily composed of unallocated corporate expenses, our captive insurance subsidiary, intermediate finance companies and divested operations.

The accounting policies of our operating segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on the sales and operating income of the segments and use a variety of ratios to measure performance. These results are not necessarily indicative of the results of operations that would have occurred had each segment been an independent, stand-alone entity during the periods presented.

Financial information by reportable business segment is included in the following summary:

In thousands	2011	2010	2009	2011	2010	2009
	Net sales to external customers			Operating income (loss)
Water & Fluid Solutions	$2,369,804	$2,041,281	$1,847,764	$58,311	$231,588	$163,745
Technical Products	1,086,882	989,492	844,704	185,240	151,533	100,355
Other	—	—	—	(75,034)	(48,966)	(44,152)

Consolidated	$3,456,686	$3,030,773	$2,692,468	$168,517	$334,155	$219,948

	Identifiable assets (1)			Depreciation
Water & Fluid Solutions	$3,792,188	$3,409,556	$3,205,774	$42,419	$37,449	$44,063
Technical Products	651,693	728,969	716,092	17,826	17,544	19,035
Other (1)	142,432	(164,992)	(10,532)	5,990	3,002	1,725

Consolidated	$4,586,313	$3,973,533	$3,911,334	$66,235	$57,995	$64,823

	Amortization			Capital expenditures
Water & Fluid Solutions	$39,451	$22,981	$34,919	$49,241	$39,631	$36,513
Technical Products	2,446	2,610	2,687	15,806	8,336	15,388
Other	—	593	3,051	8,301	11,556	2,236

Consolidated	$41,897	$26,184	$40,657	$73,348	$59,523	$54,137

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

The following table presents certain geographic information:

In thousands	2011	2010	2009	2011	2010	2009
	Net sales to external customers			Long-lived assets
U.S.	$2,336,845	$2,222,856	$1,964,138	$195,631	$196,440	$203,206
Europe	701,865	470,879	439,312	140,290	77,000	87,880
Asia and other	417,976	337,038	289,018	51,604	55,995	42,602

Consolidated	$3,456,686	$3,030,773	$2,692,468	$387,525	$329,435	$333,688

(1)	All cash and cash equivalents are included in Other

Net sales are based on the location in which the sale originated. Long-lived assets represent property, plant and equipment, net of related depreciation.

We offer a broad array of products and systems to multiple markets and customers for which we do not have the information systems to track revenues by primary product category. However, our net sales by segment are representative of our sales by major product category.

We sell our products through various distribution channels including wholesale and retail distributors, original equipment manufacturers and home centers. In Water & Fluid Solutions, one customer accounted for approximately 10% of segment sales in 201l and 2010 and no single customer accounted for more than 10% of segment sales in 2009. In Technical Products, no single customer accounted for more than 10% of segment sales in 2011, 2010 or 2009.

16. Commitments and Contingencies

Operating lease commitments

Net rental expense under operating leases follows:

In thousands	2011	2010	2009
Gross rental expense	$39,808	$32,662	$32,799
Sublease rental income	(455)	(225)	(74)

Net rental expense	$39,353	$32,437	$32,725

Future minimum lease commitments under non-cancelable operating leases, principally related to facilities, vehicles, and machinery and equipment are as follows:

In thousands	2012	2013	2014	2015	2016	Thereafter	Total
Minimum lease payments	$25,961	$19,343	$15,944	$12,689	$10,331	$16,794	$101,062
Minimum sublease rentals	(280)	(283)	(285)	(118)	(103)	(103)	(1,172)

Net future minimum lease commitments	$25,681	$19,060	$15,659	$12,571	$10,228	$16,691	$99,890

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

Environmental

We have been named as defendants, targets, or PRPs in a small number of environmental clean-ups, in which our current or former business units have generally been given de minimis status. To date, none of these claims have resulted in clean-up costs, fines, penalties, or damages in an amount material to our financial position or results of operations. We have disposed of a number of businesses in the past and in certain cases, such as the disposition of the Cross Pointe Paper Corporation uncoated paper business in 1995, the disposition of the Federal Cartridge Company ammunition business in 1997, the disposition of Lincoln Industrial in 2001 and the disposition of the Tools Group in 2004, we have retained responsibility and potential liability for certain environmental obligations. We have received claims for indemnification from purchasers of these businesses and have established what we believe to be adequate accruals for potential liabilities arising out of retained responsibilities. We settled some of the claims in prior years; to date our recorded accruals have been adequate.

In addition, there are ongoing environmental issues at a limited number of sites, including one site acquired in the acquisition of Essef Corporation in 1999, which relates to operations no longer carried out at the sites. We have established what we believe to be adequate accruals for remediation costs at these sites. We do not believe that projected response costs will result in a material liability.

We may be named as a PRP at other sites in the future, for both divested and acquired businesses. When the outcome of the matter is probable and it is possible to provide reasonable estimates of our liability with respect to environmental sites, provisions have been made in accordance with GAAP. As of December 31, 2011 and 2010, our undiscounted reserves for such environmental liabilities were approximately $1.5 million and $1.3 million, respectively. We cannot ensure that environmental requirements will not change or become more stringent over time or that our eventual environmental clean-up costs and liabilities will not exceed the amount of our current reserves.

Litigation

We have been made parties to a number of actions filed or have been given notice of potential claims relating to the conduct of our business, including those pertaining to commercial disputes, product liability, environmental, safety and health, patent infringement and employment matters.

We record liabilities for an estimated loss from a loss contingency where the outcome of the matter is probable and can be reasonably estimated. Factors that are considered when determining whether the conditions for accrual have been met include the (a) nature of the litigation, claim, or assessment, (b) progress of the case, including progress after the date of the financial statements but before the issuance date of the financial statements, (c) opinions of legal counsel and (d) management’s intended response to the litigation, claim, or assessment. Where the reasonable estimate of the probable loss is a range, we record the most likely estimate of the loss. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range is accrued. Gain contingencies are not recorded until realized.

While we believe that a material impact on our consolidated financial position, results of operations, or cash flows from any such future charges is unlikely, given the inherent uncertainty of litigation, a remote possibility exists that a future adverse ruling or unfavorable development could result in future charges that could have a material impact. We do and will continue to periodically reexamine our estimates of probable liabilities and any associated expenses and receivables and make appropriate adjustments to such estimates based on experience and developments in litigation. As a result, the current estimates of the potential impact on our consolidated financial position, results of operations and cash flows for the proceedings and claims could change in the future.

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

Product liability claims

We are subject to various product liability lawsuits and personal injury claims. A substantial number of these lawsuits and claims are insured and accrued for by Penwald, our captive insurance subsidiary. Penwald records a liability for these claims based on actuarial projections of ultimate losses. For all other claims, accruals covering the claims are recorded, on an undiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information. The accruals are adjusted periodically as additional information becomes available. In 2004, we disposed of the Tools Group and we retained responsibility for certain product claims. We have not experienced significant unfavorable trends in either the severity or frequency of product liability lawsuits or personal injury claims.

Warranties and guarantees

In connection with the disposition of our businesses or product lines, we may agree to indemnify purchasers for various potential liabilities relating to the sold business, such as pre-closing tax, product liability, warranty, environmental, or other obligations. The subject matter, amounts and duration of any such indemnification obligations vary for each type of liability indemnified and may vary widely from transaction to transaction. Generally, the maximum obligation under such indemnifications is not explicitly stated and as a result, the overall amount of these obligations cannot be reasonably estimated. Historically, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss in any of these matters, the loss would not have a material effect on our financial condition or results of operations.

We recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

We provide service and warranty policies on our products. Liability under service and warranty policies is based upon a review of historical warranty and service claim experience. Adjustments are made to accruals as claim data and historical experience warrant.

The changes in the carrying amount of service and product warranties for the years ended December 31, 2011 and 2010 were as follows:

In thousands	2011	2010
Balance at beginning of the year	$30,050	$24,288
Service and product warranty provision	50,096	56,553
Payments	(53,937)	(50,729)
Acquired	3,575	—
Translation	(429)	(62)

Balance at end of the period	$29,355	$30,050

Stand-by letters of credit and bonds

In the ordinary course of business, we are required to commit to bonds that require payments to our customers for any non-performance. The outstanding face value of the bonds fluctuates with the value of our projects in process and in our backlog. In addition, we issue financial stand-by letters of credit primarily to secure our performance to third parties under self-insurance programs. As of December 31, 2011 and December 31, 2010, the outstanding value of these instruments totaled $136.2 million and $116.5 million, respectively.

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

17. Selected Quarterly Financial Data (Unaudited)

The following table represents the 2011 quarterly financial information:

	2011
In thousands, except per-share data	First	Second	Third	Fourth	Year
Net sales	$790,273	$910,175	$890,546	$865,692	$3,456,686
Gross profit	249,059	287,736	272,062	264,865	1,073,722
Operating income	86,177	109,422	92,903	(119,985)	168,517
Income from continuing operations	52,034	68,137	52,054	(133,704)	38,521
Net income from continuing operations attributable to Pentair, Inc.	50,541	66,712	51,092	(134,123)	34,222
Earnings per common share attributable to Pentair, Inc. (1)
Basic
Continuing operations	$0.52	$0.68	$0.52	$(1.36)	$0.35

Basic earnings per common share	$0.52	$0.68	$0.52	$(1.36)	$0.35

Diluted
Continuing operations	$0.51	$0.67	$0.51	$(1.36)	$0.34

Diluted earnings per common share	$0.51	$0.67	$0.51	$(1.36)	$0.34

(1)	Amounts may not total to annual earnings because each quarter and year are calculated separately based on basic and diluted weighted-average common shares outstanding during that period.

The following table represents the 2010 quarterly financial information:

	2010
In thousands, except per-share data	First	Second	Third	Fourth	Year
Net sales	$707,013	$796,167	$773,735	$753,858	$3,030,773
Gross profit	213,702	248,168	236,542	232,228	930,640
Operating income	63,601	100,126	90,823	79,605	334,155
Income from continuing operations	36,029	61,612	55,729	49,577	202,947
Gain (loss) on disposal of discontinued operations, net of tax	524	593	549	(2,292)	(626)
Net income from continuing operations attributable to to Pentair, Inc.	34,797	60,488	54,501	48,668	198,454
Earnings per common share attributable to Pentair, Inc. (1)
Basic
Continuing operations	$0.35	$0.61	$0.55	$0.50	$2.02
Discontinued operations	0.01	0.01	0.01	(0.02)	(0.01)

Basic earnings per common share	$0.36	$0.62	$0.56	$0.48	$2.01

Diluted
Continuing operations	$0.35	$0.61	$0.55	$0.49	$2.00
Discontinued operations	0.01	—	—	(0.02)	(0.01)

Diluted earnings per common share	$0.36	$0.61	$0.55	$0.47	$1.99

(1)	Amounts may not total to annual earnings because each quarter and year are calculated separately based on basic and diluted weighted-average common shares outstanding during that period.

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

18. Financial Statements of Subsidiary Guarantors

Certain of the domestic subsidiaries (the “Guarantor Subsidiaries”) of Pentair, Inc. (the “Parent Company”), each of which is directly or indirectly wholly-owned by the Parent Company, jointly and severally, and fully and unconditionally, guarantee the Parent Company’s indebtedness under the Notes and the Credit Facility. The following supplemental financial information sets forth the Condensed Consolidated Statements of Income, the Condensed Consolidated Balance Sheets, and the Condensed Consolidated Statements of Cash Flows for the Parent Company, the Guarantor Subsidiaries, the non-Guarantor Subsidiaries, and total consolidated Pentair and subsidiaries.

Pentair, Inc. and Subsidiaries

Condensed Consolidated Statements of Income

For the year ended December 31, 2011

In thousands	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$2,243,362	$1,437,242	$(223,918)	$3,456,686
Cost of goods sold	4,000	1,562,298	1,039,362	(222,696)	2,382,964

Gross profit	(4,000)	681,064	397,880	(1,222)	1,073,722
Selling, general and administrative	18,967	338,830	269,952	(1,222)	626,527
Research and development	1,032	41,860	35,266	—	78,158
Goodwill impairment	—	—	200,520	—	200,520

Operating (loss) income	(23,999)	300,374	(107,858)	—	168,517
Loss (earnings) from investment in subsidiaries	18,792	(27,419)	(1,321)	9,948	—
Other (income) expense:
Equity income of unconsolidated subsidiaries	—	(1,654)	(244)	—	(1,898)
Net interest (income) expense	(107,743)	152,264	14,314	—	58,835

Income (loss) from continuing operations before income taxes and noncontrolling interest	64,952	177,183	(120,607)	(9,948)	111,580
Provision for income taxes	30,730	45,156	(2,827)	—	73,059

Net income before noncontrolling interest	34,222	132,027	(117,780)	(9,948)	38,521
Noncontrolling interest	—	—	4,299	—	4,299

Net income attributable to Pentair, Inc.	$34,222	$132,027	$(122,079)	$(9,948)	$34,222

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

Pentair, Inc. and Subsidiaries

Condensed Consolidated Statements of Income

For the year ended December 31, 2010

In thousands	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$2,092,487	$1,189,597	$(251,311)	$3,030,773
Cost of goods sold	3,167	1,453,786	893,570	(250,390)	2,100,133

Gross profit	(3,167)	638,701	296,027	(921)	930,640
Selling, general and administrative	(3,713)	337,408	196,555	(921)	529,329
Research and development	393	42,386	24,377	—	67,156

Operating income	153	258,907	75,095	—	334,155
Earnings from investment in subsidiaries	(129,872)	—	—	129,872	—
Other (income) expense:
Equity income of unconsolidated subsidiaries	—	(1,551)	(557)	—	(2,108)
Net interest (income) expense	(111,034)	153,904	(6,754)	—	36,116

Income (loss) from continuing operations before income taxes and noncontrolling interest	241,059	106,554	82,406	(129,872)	300,147
Provision for income taxes	42,605	36,447	18,148	—	97,200

Income from continuing operations	198,454	70,107	64,258	(129,872)	202,947
Loss on disposal of discontinued operations, net of tax	(626)	—	—	—	(626)

Net income before noncontrolling interest	197,828	70,107	64,258	(129,872)	202,321
Noncontrolling interest	—	—	4,493	—	4,493

Net income attributable to Pentair, Inc.	$197,828	$70,107	$59,765	$(129,872)	$197,828

Net income from continuing operations attributable to Pentair, Inc.	$198,454	$70,107	$59,765	$(129,872)	$198,454

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

Pentair, Inc. and Subsidiaries

Condensed Consolidated Statements of Income

For the year ended December 31, 2009

In thousands	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$—	$1,827,463	$1,050,381	$(185,376)	$2,692,468
Cost of goods sold	7,024	1,310,011	775,116	(184,818)	1,907,333

Gross profit	(7,024)	517,452	275,265	(558)	785,135
Selling, general and administrative	10,074	312,079	185,708	(558)	507,303
Research and development	306	34,844	22,734	—	57,884

Operating (loss) income	(17,404)	170,529	66,823	—	219,948
Earnings from investment in subsidiaries	(60,528)	—	—	60,528	—
Other (income) expense:
Equity losses of unconsolidated subsidiaries	—	1,379	—	—	1,379
Loss on early extinguishment of debt	4,804	—	—	—	4,804
Net interest (income) expense	(106,586)	153,672	(5,968)	—	41,118

Income (loss) from continuing operations before income taxes and noncontrolling interest	144,906	15,478	72,791	(60,528)	172,647
Provision for income taxes	29,270	6,063	21,095	—	56,428

Income from continuing operations	115,636	9,415	51,696	(60,528)	116,219
(Loss) gain on disposal of discontinued operations, net of tax	(143)	551	(427)	—	(19)

Net income before noncontrolling interest	115,493	9,966	51,269	(60,528)	116,200
Noncontrolling interest	—	—	707	—	707

Net income attributable to Pentair, Inc.	$115,493	$9,966	$50,562	$(60,528)	$115,493

Net income from continuing operations attributable to Pentair, Inc.	$115,636	$9,415	$50,989	$(60,528)	$115,512

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

Pentair, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

December 31, 2011

In thousands	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$3,097	$3,332	$43,648	$—	$50,077
Accounts and notes receivable, net	828	360,027	263,201	(54,852)	569,204
Inventories	—	227,472	222,391	—	449,863
Deferred tax assets	134,240	40,698	13,382	(127,421)	60,899
Prepaid expenses and other current assets	28,937	(6,886)	107,121	(21,380)	107,792

Total current assets	167,102	624,643	649,743	(203,653)	1,237,835
Property, plant and equipment, net	19,693	136,102	231,730	—	387,525
Other assets
Investments in/advances to subsidiaries	2,910,927	1,447,522	92,396	(4,450,845)	—
Goodwill	—	1,330,265	943,653	—	2,273,918
Intangibles, net	—	250,792	341,493	—	592,285
Other	63,508	27,337	23,045	(19,140)	94,750

Total other assets	2,974,435	3,055,916	1,400,587	(4,469,985)	2,960,953

Total assets	$3,161,230	$3,816,661	$2,282,060	$(4,673,638)	$4,586,313

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings	$—	$—	$3,694	$—	$3,694
Current maturities of long-term debt	2,585	—	1,168	(2,585)	1,168
Accounts payable	5,036	189,355	152,065	(51,598)	294,858
Employee compensation and benefits	24,466	30,015	54,880	—	109,361
Current pension and post-retirement benefits	9,052	—	—	—	9,052
Accrued product claims and warranties	165	22,037	20,428	—	42,630
Income taxes	40,999	(28,717)	2,265	—	14,547
Accrued rebates and sales incentives	—	25,612	11,397	—	37,009
Other current liabilities	25,050	53,960	71,890	(21,378)	129,522

Total current liabilities	107,353	292,262	317,787	(75,561)	641,841
Other liabilities
Long-term debt	1,312,053	2,417,922	542,411	(2,968,161)	1,304,225
Pension and other retirement compensation	182,556	(7,701)	73,760	—	248,615
Post-retirement medical and other benefits	17,024	33,890	—	(19,140)	31,774
Long-term income taxes payable	26,470	—	—	—	26,470
Deferred tax liabilities	—	229,962	86,416	(127,421)	188,957
Due to/ (from) affiliates	(479,943)	751,145	711,705	(982,907)	—
Other non-current liabilities	62,388	1,508	33,143	—	97,039

Total liabilities	1,227,901	3,718,988	1,765,222	(4,173,190)	2,538,921
Noncontrolling interest	—	—	114,063	—	114,063
Shareholders’ equity attributable to Pentair, Inc.	1,933,329	97,673	402,775	(500,448)	1,933,329

Total liabilities and shareholders’ equity	$3,161,230	$3,816,661	$2,282,060	$(4,673,638)	$4,586,313

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

Pentair, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

December 31, 2010

In thousands	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$3,201	$3,404	$39,451	$—	$46,056
Accounts and notes receivable, net	678	357,730	222,319	(63,822)	516,905
Inventories	—	232,369	172,987	—	405,356
Deferred tax assets	115,722	40,064	7,928	(107,365)	56,349
Prepaid expenses and other current assets	8,278	10,098	51,497	(25,242)	44,631

Total current assets	127,879	643,665	494,182	(196,429)	1,069,297
Property, plant and equipment, net	17,392	144,332	167,711	—	329,435
Other assets
Investments in/advances to subsidiaries	2,355,343	89,659	748,181	(3,193,183)	—
Goodwill	—	1,549,537	516,507	—	2,066,044
Intangibles, net	—	265,987	187,583	—	453,570
Other	56,052	4,045	20,139	(25,049)	55,187

Total other assets	2,411,395	1,909,228	1,472,410	(3,218,232)	2,574,801

Total assets	$2,556,666	$2,697,225	$2,134,303	$(3,414,661)	$3,973,533

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings	$—	$—	$4,933	$—	$4,933
Current maturities of long-term debt	135,678	—	18,154	(153,814)	18
Accounts payable	4,908	170,747	150,517	(63,815)	262,357
Employee compensation and benefits	38,513	32,167	37,315	—	107,995
Current pension and post-retirement benefits	8,733	—	—	—	8,733
Accrued product claims and warranties	12,245	23,410	6,640	—	42,295
Income taxes	4,788	633	543	—	5,964
Accrued rebates and sales incentives	—	23,500	10,059	—	33,559
Other current liabilities	9,772	33,227	63,185	(25,242)	80,942

Total current liabilities	214,637	283,684	291,346	(242,871)	546,796
Other liabilities
Long-term debt	702,500	1,947,400	377,539	(2,324,918)	702,521
Pension and other retirement compensation	136,750	112	72,997	—	209,859
Post-retirement medical and other benefits	18,388	36,986	—	(25,049)	30,325
Long-term income taxes payable	23,507	—	—	—	23,507
Deferred tax liabilities	5	213,385	63,173	(107,365)	169,198
Due to/ (from) affiliates	(678,966)	(80,779)	810,652	(50,907)	—
Other non-current liabilities	46,692	1,892	37,711	—	86,295

Total liabilities	463,513	2,402,680	1,653,418	(2,751,110)	1,768,501
Noncontrolling interest	—	—	111,879	—	111,879
Shareholders’ equity attributable to Pentair, Inc.	2,093,153	294,545	369,006	(663,551)	2,093,153

Total liabilities and shareholders’ equity	$2,556,666	$2,697,225	$2,134,303	$(3,414,661)	$3,973,533

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

Pentair, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the year ended December 31, 2011

In thousands	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities
Net income before noncontrolling interest	$34,222	$132,027	$(117,780)	$(9,948)	$38,521
Adjustments to reconcile net income to net cash provided by (used for) operating activities
Equity income of unconsolidated subsidiaries	—	(1,654)	(244)	—	(1,898)
Depreciation	5,991	27,742	32,502	—	66,235
Amortization	—	15,195	26,702	—	41,897
Loss (earnings) from investments in subsidiaries	18,792	(27,419)	(1,321)	9,948	—
Deferred income taxes	6,889	18,084	(30,556)	—	(5,583)
Stock compensation	19,489	—	—	—	19,489
Goodwill impairment	—	—	200,520	—	200,520
Excess tax benefits from stock-based compensation	(3,310)	—	—	—	(3,310)
Loss on sale of assets	933	—	—	—	933
Changes in assets and liabilities, net of effects of business acquisitions and dispositions
Accounts and notes receivable	(53,661)	20,574	32,870	1,565	1,348
Inventories	—	7,589	10,674	—	18,263
Prepaid expenses and other current assets	(19,728)	17,041	(5,601)	18,320	10,032
Accounts payable	60,209	5,320	(78,308)	(11,551)	(24,330)
Employee compensation and benefits	(23,553)	(2,193)	5,260	—	(20,486)
Accrued product claims and warranties	—	(1,533)	(451)	—	(1,984)
Income taxes	48,947	(33,965)	(4,898)	—	10,084
Other current liabilities	10,539	22,568	(3,867)	(18,319)	10,921
Pension and post-retirement benefits	(17,662)	(10,910)	3,976	—	(24,596)
Other assets and liabilities	502	(18,485)	(7,832)	9,985	(15,830)

Net cash provided by (used for) operating activities	88,599	169,981	61,646	—	320,226
Investing activities
Capital expenditures	(8,301)	(27,625)	(37,422)	—	(73,348)
Proceeds from sale of property and equipment	—	143	1,167	—	1,310
Acquisitions, net of cash acquired	—	—	(733,105)	—	(733,105)
Other	3,702	(4,604)	(2,041)	—	(2,943)

Net cash provided by (used for) investing activities	(4,599)	(32,086)	(771,401)	—	(808,086)
Financing activities
Net short-term borrowings	(1,239)	—	—	—	(1,239)
Proceeds from long-term debt	1,421,602	—	—	—	1,421,602
Repayment of long-term debt	(832,147)	—	—	—	(832,147)
Debt issuance costs	(8,973)	—	—	—	(8,973)
Net change in advances to subsidiaries	(579,126)	(137,767)	716,893	—	—
Excess tax benefits from stock-based compensation	3,310	—	—	—	3,310
Stock issued to employees, net of shares withheld	13,324	—	(2)	—	13,322
Repurchases of common stock	(12,785)	—	—	—	(12,785)
Dividends paid	(78,351)	(200)	(986)	—	(79,537)

Net cash provided by (used for) financing activities	(74,385)	(137,967)	715,905	—	503,553
Effect of exchange rate changes on cash and cash equivalents	(9,719)	—	(1,953)	—	(11,672)

Change in cash and cash equivalents	(104)	(72)	4,197	—	4,021
Cash and cash equivalents, beginning of period	3,201	3,404	39,451	—	46,056

Cash and cash equivalents, end of period	$3,097	$3,332	$43,648	$—	$50,077

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

Pentair, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the year ended December 31, 2010

In thousands	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities
Net income before noncontrolling interest	$197,828	$70,107	$64,258	$(129,872)	$202,321
Adjustments to reconcile net income to net cash provided by (used for) operating activities
Loss on disposal of discontinued operations	626	—	—	—	626
Equity income of unconsolidated subsidiaries	—	(1,551)	(557)	—	(2,108)
Depreciation	3,002	29,902	25,091	—	57,995
Amortization	593	15,597	9,994	—	26,184
Earnings from investments in subsidiaries	(129,872)	—	—	129,872	—
Deferred income taxes	18,075	9,679	1,699	—	29,453
Stock compensation	21,468	—	—	—	21,468
Excess tax benefits from stock-based compensation	(2,686)	—	—	—	(2,686)
Loss on sale of assets	466	—	—	—	466
Changes in assets and liabilities, net of effects of business acquisitions and dispositions
Accounts and notes receivable	1,759	(61,042)	(14,222)	11,161	(62,344)
Inventories	—	(10,683)	(33,812)	—	(44,495)
Prepaid expenses and other current assets	(8,519)	(3,035)	6,993	7,338	2,777
Accounts payable	(1,431)	43,578	24,248	(11,074)	55,321
Employee compensation and benefits	14,630	4,840	7,782	—	27,252
Accrued product claims and warranties	12,245	5,695	(9,872)	—	8,068
Income taxes	(13,267)	15,813	(755)	—	1,791
Other current liabilities	3,314	(5,258)	9,921	(7,416)	561
Pension and post-retirement benefits	(33,762)	(11,798)	2,536	—	(43,024)
Other assets and liabilities	(2,191)	(12,731)	5,672	—	(9,250)

Net cash provided by (used for) operating activities	82,278	89,113	98,976	9	270,376
Investing activities
Capital expenditures	(11,557)	(22,954)	(25,012)	—	(59,523)
Proceeds from sale of property and equipment	—	284	74	—	358
Other	525	—	(1,673)	—	(1,148)

Net cash provided by (used for) investing activities	(11,032)	(22,670)	(26,611)	—	(60,313)
Financing activities
Net short-term borrowings	2,728	31	(31)	—	2,728
Proceeds from long-term debt	703,641	—	—	—	703,641
Repayment of long-term debt	(804,713)	—	—	—	(804,713)
Debt issuance costs	(50)	—	—	—	(50)
Net change in advances to subsidiaries	106,372	(59,269)	(47,090)	(13)	—
Excess tax benefits from stock-based compensation	2,686	—	—	—	2,686
Stock issued to employees, net of shares withheld	9,941	—	—	—	9,941
Repurchases of common stock	(24,712)	—	—	—	(24,712)
Dividends paid	(73,014)	142	(2,593)	—	(75,465)
Distribution to noncontrolling interest	—	—	(4,647)	—	(4,647)

Net cash provided by (used for) financing activities	(77,121)	(59,096)	(54,361)	(13)	(190,591)
Effect of exchange rate changes on cash and cash equivalents	7,044	(5,756)	(8,104)	4	(6,812)

Change in cash and cash equivalents	1,169	1,591	9,900	—	12,660
Cash and cash equivalents, beginning of period	2,032	1,813	29,551	—	33,396

Cash and cash equivalents, end of period	$3,201	$3,404	$39,451	$—	$46,056

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

Pentair, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the year end December 31, 2009

In thousands	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating activities
Net income before noncontrolling interest	$115,493	$9,966	$51,269	$(60,528)	$116,200
Adjustments to reconcile net income to net cash provided by (used for) operating activities
Loss (gain) on disposal of discontinued operations	143	(551)	427	—	19
Equity losses of unconsolidated subsidiaries	—	1,379	—	—	1,379
Depreciation	8,166	30,506	26,151	—	64,823
Amortization	14,332	15,752	10,573	—	40,657
Earnings from investments in subsidiaries	(60,528)	—	—	60,528	—
Deferred income taxes	8,223	18,582	3,811	—	30,616
Stock compensation	17,324	—	—	—	17,324
Excess tax benefits from stock-based compensation	(1,746)	—	—	—	(1,746)
(Gain) loss on sale of assets	(1,389)	—	2,374	—	985
Changes in assets and liabilities, net of effects of business acquisitions and dispositions
Accounts and notes receivable	(1,456)	10,492	7,484	(5,213)	11,307
Inventories	—	46,791	19,893	—	66,684
Prepaid expenses and other current assets	48,529	2,985	(37,221)	1,909	16,202
Accounts payable	5,615	(18,623)	(5,209)	4,395	(13,822)
Employee compensation and benefits	(1,385)	(13,968)	(7,078)	—	(22,431)
Accrued product claims and warranties	—	(7,645)	205	—	(7,440)
Income taxes	(10,921)	6,917	5,976	—	1,972
Other current liabilities	(29,030)	(15,312)	25,118	(1,857)	(21,081)
Pension and post-retirement benefits	(30,630)	(11,716)	2,739	—	(39,607)
Other assets and liabilities	(19,117)	39,226	(22,250)	—	(2,141)

Net cash provided by (used for) continuing operations	61,623	114,781	84,262	(766)	259,900
Net cash provided by (used for) operating activities of discontinued operations	(30)	(1,590)	89	—	(1,531)

Net cash provided by (used for) operating activities	61,593	113,191	84,351	(766)	258,369
Investing activities
Capital expenditures	(2,237)	(19,676)	(32,224)	—	(54,137)
Proceeds from sale of property and equipment	—	446	762	—	1,208
Divestitures	404	1,002	161	—	1,567
Other	7	—	(3,231)	—	(3,224)

Net cash provided by (used for) investing activities	(1,826)	(18,228)	(34,532)	—	(54,586)
Financing activities
Net short-term borrowings	2,205	115	(115)	—	2,205
Proceeds from long-term debt	580,000	—	—	—	580,000
Repayment of long-term debt	(730,304)	—	—	—	(730,304)
Debt issuance costs	(50)	—	—	—	(50)
Net change in advances to subsidiaries	152,482	(110,046)	(43,201)	765	—
Excess tax benefits from stock-based compensation	1,746	—	—	—	1,746
Stock issued to employees, net of shares withheld	8,247	—	—	—	8,247
Dividends paid	(63,686)	5,313	(12,554)	—	(70,927)

Net cash provided by (used for) financing activities	(49,360)	(104,618)	(55,870)	765	(209,083)
Effect of exchange rate changes on cash and cash equivalents	(11,095)	8,123	2,323	1	(648)

Change in cash and cash equivalents	(688)	(1,532)	(3,728)	—	(5,948)
Cash and cash equivalents, beginning of period	2,720	3,345	33,279	—	39,344

Cash and cash equivalents, end of period	$2,032	$1,813	$29,551	$—	$33,396

PENTAIR, INC. AND SUBSIDIARIES

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

($ in millions)

	Balance Beginning of Period	Additions Charged to Costs and Expenses	Deductions		Other Charges add (deduct)		Balance End of Period
Allowance for doubtful accounts
Year ended December 31, 2011	17	4	4	(1)	(1	)(2)	16
Year ended December 31, 2010	14	4	1	(1)	—	(2)	17
Year ended December 31, 2009	8	7	2	(1)	1	(2)	14

(1)	Uncollected accounts written off, net of expense
(2)	Result of acquisitions and foreign currency effects

Pentair, Inc. and Subsidiaries

Condensed Consolidated Statements of Income and Comprehensive Income (Unaudited)

	Three months ended
	March 31, 2012	April 2, 2011
	In thousands, except per-share data
Net sales	$858,177	$790,273
Cost of goods sold	577,458	541,214

Gross profit	280,719	249,059
Selling, general and administrative	175,010	144,760
Research and development	20,757	18,122

Operating income	84,952	86,177
Other (income) expense:
Equity income of unconsolidated subsidiaries	(1,049)	(235)
Net interest expense	14,768	9,325

Income before income taxes and noncontrolling interest	71,233	77,087
Provision for income taxes	9,079	25,053

Net income before noncontrolling interest	62,154	52,034
Noncontrolling interest	1,340	1,493

Net income attributable to Pentair, Inc.	$60,814	$50,541

Comprehensive income	$104,238	$94,813

Earnings per common share attributable to Pentair, Inc.
Basic	$0.62	$0.52
Diluted	$0.61	$0.51

Weighted average common shares outstanding
Basic	98,633	98,098
Diluted	100,407	99,670
Cash dividends declared per common share	$0.22	$0.20

See accompanying notes to condensed consolidated financial statements.

Pentair, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

	March 31, 2012	December 31, 2011	April 2, 2011
	In thousands, except share and per-share data
Assets
Current assets
Cash and cash equivalents	$55,438	$50,077	$57,134
Accounts and notes receivable, net	680,260	569,204	625,856
Inventories	475,403	449,863	411,767
Deferred tax assets	62,405	60,899	56,370
Prepaid expenses and other current assets	115,701	107,792	57,950

Total current assets	1,389,207	1,237,835	1,209,077

Property, plant and equipment, net	393,335	387,525	338,610

Other assets
Goodwill	2,297,175	2,273,918	2,097,428
Intangibles, net	594,929	592,285	461,244
Other	103,560	94,750	56,328

Total other assets	2,995,664	2,960,953	2,615,000

Total assets	$4,778,206	$4,586,313	$4,162,687

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings	$19,190	$3,694	$6,093
Current maturities of long-term debt	1,207	1,168	13
Accounts payable	293,398	294,858	256,492
Employee compensation and benefits	86,774	109,361	84,043
Current pension and post-retirement benefits	9,052	9,052	8,733
Accrued product claims and warranties	42,684	42,630	43,418
Income taxes	25,153	14,547	20,492
Accrued rebates and sales incentives	31,730	37,009	29,546
Other current liabilities	150,135	129,522	97,531

Total current liabilities	659,323	641,841	546,361

Other liabilities
Long-term debt	1,395,093	1,304,225	802,321
Pension and other retirement compensation	251,551	248,615	216,592
Post-retirement medical and other benefits	30,918	31,774	29,459
Long-term income taxes payable	13,382	26,470	23,548
Deferred tax liabilities	194,469	188,957	175,877
Other non-current liabilities	89,863	97,039	86,085

Total liabilities	2,634,599	2,538,921	1,880,243

Commitments and contingencies

Shareholders’ equity
Common shares par value $0.16 2/3; 99,048,375, 98,622,564 and 98,419,314 shares issued and outstanding, respectively	16,507	16,437	16,403
Additional paid-in capital	502,855	488,843	476,930
Retained earnings	1,617,999	1,579,290	1,655,302
Accumulated other comprehensive income (loss)	(110,060)	(151,241)	18,525
Noncontrolling interest	116,306	114,063	115,284

Total shareholders’ equity	2,143,607	2,047,392	2,282,444

Total liabilities and shareholders’ equity	$4,778,206	$4,586,313	$4,162,687

See accompanying notes to condensed consolidated financial statements.

Pentair, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Three months ended
	March 31, 2012	April 2, 2011
	In thousands
Operating activities
Net income before noncontrolling interest	$62,154	$52,034
Adjustments to reconcile net income to net cash provided by (used for) operating activities
Equity income of unconsolidated subsidiaries	(1,049)	(235)
Depreciation	16,076	15,224
Amortization	9,842	6,401
Deferred income taxes	(167)	3,845
Stock compensation	5,249	5,725
Excess tax benefits from stock-based compensation	(1,384)	(557)
(Gain) loss on sale of assets	(506)	7
Changes in assets and liabilities, net of effects of business acquisitions and dispositions
Accounts and notes receivable	(100,353)	(101,505)
Inventories	(20,028)	(708)
Prepaid expenses and other current assets	2,798	(8,946)
Accounts payable	(4,077)	(11,992)
Employee compensation and benefits	(24,400)	(28,759)
Accrued product claims and warranties	(117)	883
Income taxes	10,495	14,506
Other current liabilities	4,402	8,248
Pension and post-retirement benefits	(48)	1,619
Other assets and liabilities	(26,396)	(3,970)

Net cash provided by (used for) operating activities	(67,509)	(48,180)

Investing activities
Capital expenditures	(15,621)	(13,268)
Proceeds from sale of property and equipment	1,528	42
Acquisitions, net of cash acquired	—	(14,856)
Other	(3,076)	58

Net cash provided by (used for) investing activities	(17,169)	(28,024)
Financing activities
Net short-term borrowings	15,165	1,160
Proceeds from long-term debt	182,976	249,366
Repayments of long-term debt	(94,572)	(150,000)
Excess tax benefits from stock-based compensation	1,384	557
Stock issued to employees, net of shares withheld	7,200	(37)
Repurchases of common stock	—	(287)
Dividends paid	(22,105)	(19,844)

Net cash provided by (used for) financing activities	90,048	80,915
Effect of exchange rate changes on cash and cash equivalents	(9)	6,367

Change in cash and cash equivalents	5,361	11,078
Cash and cash equivalents, beginning of period	50,077	46,056

Cash and cash equivalents, end of period	$55,438	$57,134

See accompanying notes to condensed consolidated financial statements.

Pentair, Inc.

Condensed Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)

	Common shares		Additional paid-in	Retained	Accumu- lated other compre- hensive income	Total Pentair,	Non-controlling
	Number	Amount	capital	earnings	(loss)	Inc.	interest	Total
	In thousands, except share and per-share data
Balance—December 31, 2011	98,622,564	$16,437	$488,843	$1,579,290	$(151,241)	$1,933,329	$114,063	$2,047,392
Net income				60,814		60,814	1,340	62,154
Change in cumulative translation adjustment					39,388	39,388	903	40,291
Changes in market value of derivative financial instruments, net of $1,285 tax					1,793	1,793		1,793
Cash dividends—$0.22 per common share				(22,105)		(22,105)		(22,105)
Exercise of stock options, net of 29,346 shares tendered for payment	337,651	56	10,370			10,426		10,426
Issuance of restricted shares, net of cancellations	151,997	25	3,460			3,485		3,485
Amortization of restricted shares			213			213		213
Shares surrendered by employees to pay taxes	(63,837)	(11)	(2,354)			(2,365)		(2,365)
Stock compensation			2,323			2,323		2,323

Balance—March 31, 2012	99,048,375	$16,507	$502,855	$1,617,999	$(110,060)	$2,027,301	$116,306	$2,143,607

	Common shares		Additional paid-in	Retained	Accumu- lated other compre- hensive income	Total Pentair,	Non-controlling
	Number	Amount	capital	earnings	(loss)	Inc.	interest	Total
	In thousands, except share and per-share data
Balance—December 31, 2010	98,409,192	$16,401	$474,489	$1,624,605	$(22,342)	$2,093,153	$111,879	$2,205,032
Net income				50,541		50,541	1,493	52,034
Change in cumulative translation adjustment					39,410	39,410	1,912	41,322
Changes in market value of derivative financial instruments, net of $758 tax					1,457	1,457		1,457
Cash dividends—$0.20 per common share				(19,844)		(19,844)		(19,844)
Share repurchase	(7,826)	(1)	(286)			(287)		(287)
Exercise of stock options, net of 1,825 shares tendered for payment	48,587	8	1,112			1,120		1,120
Issuance of restricted shares, net of cancellations	37,638	6	1,367			1,373		1,373
Amortization of restricted shares			330			330		330
Shares surrendered by employees to pay taxes	(68,277)	(11)	(2,520)			(2,531)		(2,531)
Stock compensation			2,438			2,438		2,438

Balance—April 2, 2011	98,419,314	$16,403	$476,930	$1,655,302	$18,525	$2,167,160	$115,284	$2,282,444

See accompanying notes to condensed consolidated financial statements

Pentair, Inc. and Subsidiaries

Notes to Condensed Consolidated financial statements (unaudited)

1. Basis of Presentation and Responsibility for Interim Financial Statements

We prepared the unaudited condensed consolidated financial statements following the requirements of the Securities and Exchange Commission (“SEC”) for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by accounting principles generally accepted in the United States can be condensed or omitted.

We are responsible for the unaudited financial statements included in this document. The financial statements include all normal recurring adjustments that are considered necessary for the fair presentation of our financial position and operating results. As these are condensed financial statements, one should also read our consolidated financial statements and notes thereto, which are included in our 2011 Annual Report on Form 10-K for the year ended December 31, 2011.

Revenues, expenses, cash flows, assets and liabilities can and do vary during each quarter of the year. Therefore, the results and trends in these interim financial statements may not be indicative of those for a full year.

Our fiscal year ends on December 31. We report our interim quarterly periods on a 13-week basis ending on a Saturday.

In connection with preparing the unaudited condensed consolidated financial statements for the three months ended March 31, 2012, we have evaluated subsequent events for potential recognition and disclosure through the date of this filing.

2. New Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance to improve the consistency of fair value measurement and disclosure requirements between US GAAP and International Financial Reporting Standards. The provisions of this guidance change certain of the fair value principles related to the highest and best use premise, the consideration of blockage factors and other premiums and discounts, and the measurement of financial instruments held in a portfolio and instruments classified within shareholders’ equity. Further, the guidance provides additional disclosure requirements surrounding Level 3 fair value measurements, the uses of nonfinancial assets in certain circumstances, and identification of the level in the fair value hierarchy used for assets and liabilities which are not recorded at fair value, but where fair value is disclosed. This guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on our financial condition or results of operations.

In June 2011, the FASB issued authoritative guidance surrounding the presentation of comprehensive income, with an objective of increasing the prominence of items reported in other comprehensive income (“OCI”). This guidance provides entities with the option to present the total of comprehensive income, the components of net income and the components of OCI in either a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, entities must present on the face of the financial statement, items reclassified from OCI to net income in the section of the financial statement where the components of net income and OCI are presented, regardless of the option selected to present comprehensive income. This guidance is effective for fiscal years and interim periods beginning after December 15, 2011. The FASB subsequently deferred the effective date of certain provisions of this standard pertaining to the reclassification of items out of accumulated other comprehensive income, pending the issuance of further guidance on that matter. We have adopted this guidance as of January 1, 2012, and have presented total comprehensive income in our Condensed Consolidated Statements of Income and Comprehensive Income.

3. Stock-based Compensation

Total stock-based compensation expense was $5.2 million and $5.7 million for the first quarter of 2012 and 2011, respectively.

Pentair, Inc. and Subsidiaries

Notes to Condensed Consolidated financial statements (unaudited)

During the first quarter of 2012, restricted shares and restricted stock units of our common stock were granted under the 2008 Omnibus Stock Incentive Plan to eligible employees with a vesting period of three to four years after issuance. Restricted share awards and restricted stock units are valued at market value on the date of grant and are typically expensed over the vesting period. Total compensation expense for restricted share awards and restricted stock units during the first quarter of 2012 and 2011 was $2.9 million and $3.3 million, respectively.

During the first quarter of 2012, option awards were granted under the 2008 Omnibus Stock Incentive Plan with an exercise price equal to the market price of our common stock on the date of grant. Option awards are typically expensed over the vesting period. Total compensation expense for stock option awards was $2.3 million and $2.4 million for the first quarter of 2012 and 2011, respectively.

We estimated the fair value of each stock option award on the date of grant using a Black-Scholes option pricing model, modified for dividends and using the following assumptions:

	March 31, 2012		April 2, 2011
Expected stock price volatility	36.5%		35.5%
Expected life	5.7	yrs	5.5	yrs
Risk-free interest rate	0.96%		1.49%
Dividend yield	2.48%		2.33%

The weighted-average fair value of options granted during the first quarter of 2012 and 2011 was $9.65 and $8.04 per share, respectively.

These estimates require us to make assumptions based on historical results, observance of trends in our stock price, changes in option exercise behavior, future expectations and other relevant factors. If other assumptions had been used, stock-based compensation expense, as calculated and recorded under the accounting guidance could have been affected.

We based the expected life assumption on historical experience as well as the terms and vesting periods of the options granted. For purposes of determining expected stock price volatility, we considered a rolling average of historical volatility measured over a period approximately equal to the expected option term. The risk-free interest rate for periods that coincide with the expected life of the options is based on the U.S. Treasury Department yield curve in effect at the time of grant.

4. Earnings Per Common Share

Basic and diluted earnings per share were calculated using the following:

	Three months ended
	March 31, 2012	April 2, 2011
	In thousands
Weighted average common shares outstanding — basic	98,633	98,098
Dilutive impact of stock options and restricted stock	1,774	1,572

Weighted average common shares outstanding — diluted	100,407	99,670

Stock options excluded from the calculation of diluted earnings per share because the exercise price was greater than the average market price of the common shares	2,481	2,191

Pentair, Inc. and Subsidiaries

Notes to Condensed Consolidated financial statements (unaudited)

5. Restructuring

During 2011, we announced and initiated certain business restructuring initiatives aimed at reducing our fixed cost structure and realigning our business. These initiatives included the reduction in hourly and salaried headcount of approximately 210 employees, which included 160 in Water & Fluid Solutions and 50 in Technical Products.

Restructuring accrual activity recorded on the Condensed Consolidated Balance Sheets is summarized as follows for the three months ended March 31, 2012, and April 2, 2011, and the year ended December 31, 2011:

	March 31, 2012	December 31, 2011	April 2, 2011
	In thousands
Beginning balance	$12,805	$3,994	$3,994
Costs incurred	—	11,500	—
Cash payments and other	(4,885)	(2,689)	(866)

Ending balance	$7,920	$12,805	$3,128

6. Acquisitions

In May 2011, we acquired as part of Water & Fluid Solutions, the CPT division of privately held Norit Holding B.V. for $715.3 million (€502.7 million translated at the May 12, 2011 exchange rate). CPT’s results of operations have been included in our consolidated financial statements since the date of acquisition. CPT is a global leader in membrane solutions and clean process technologies in the high growth water and beverage filtration and separation segments. CPT provides sustainable purification systems and solutions for desalination, water reuse, industrial applications and beverage segments that effectively address the increasing challenges of clean water scarcity, rising energy costs and pollution. CPT’s product offerings include innovative ultrafiltration and nanofiltration membrane technologies, aseptic valves, CO2 recovery and control systems and specialty pumping equipment. Based in the Netherlands, CPT has broad sales diversity with the majority of 2011 and 2010 revenues generated in European Union and Asia-Pacific countries.

The fair value of the business acquired was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the fair value acquired over the identifiable assets acquired and liabilities assumed is reflected as goodwill. Goodwill recorded as part of the purchase price allocation was $451.8 million, none of which is tax deductible. Identifiable intangible assets acquired as part of the acquisition were $197.2 million, including definite-lived intangibles, such as customer relationships and proprietary technology with a weighted average amortization period of approximately 10 years.

CPT’s net sales and income from continuing operations for the three month period ending March 31, 2012 were $68.2 million and $1.6 million, respectively.

The following pro forma consolidated condensed financial results of operations are presented as if the acquisitions described above had been completed at the beginning of the comparable period:

Three months ended April 2, 2011
In thousands, except share and per-share data
Pro forma net sales	$868,849
Pro forma net income attributable to Pentair, Inc.	47,949
Pro forma earnings per common share attributable to Pentair, Inc.
Basic	$0.49
Diluted	$0.48

Weighted average common shares outstanding
Basic	98,098
Diluted	99,670

Pentair, Inc. and Subsidiaries

Notes to Condensed Consolidated financial statements (unaudited)

The 2011 unaudited pro forma net income was adjusted to exclude the impact of approximately $12.9 million in non-recurring items related to acquisition date fair value adjustments to inventory and customer backlog. Acquisition-related transaction costs of approximately $8.0 million associated with the CPT acquisition were excluded from the pro forma net income in the 2011 period presented. The impact of these items were included in pro forma net income as of January 1, 2010.

These pro forma condensed consolidated financial results have been prepared for comparative purposes only and include certain adjustments, such as increased interest expense on acquisition debt. They do not reflect the effect of costs or synergies that would have been expected to result from the integration of the acquisition. The pro forma information does not purport to be indicative of the results of operations that actually would have resulted had the combination occurred at the beginning of each period presented, or of future results of the consolidated entities.

In January 2011 we acquired as part of Water & Fluid Solutions all of the outstanding shares of capital stock of Hidro Filtros do Brasil (“Hidro Filtros”) for cash of $14.9 million and a note payable of $2.1 million. The Hidro Filtros results of operations have been included in our consolidated financial statements since the date of acquisition. Hidro Filtros is a leading manufacturer of water filters and filtering elements for residential and industrial applications operating in Brazil and neighboring countries. Goodwill recorded as part of the purchase price allocation was $10.1 million, none of which is tax deductible. Identified intangible assets acquired as part of the acquisition were $6.3 million including definite-lived intangibles, primarily customer relationships of $5.5 million, with an estimated life of 13 years. The proforma impact of this acquisition was not material.

Additionally, during 2011, we completed other small acquisitions with purchase prices totaling $4.6 million, consisting of $2.9 million in cash and $1.7 million as a note payable, adding to Water & Fluid Solutions. Total goodwill recorded as part of the purchase price allocation was $4.3 million, none of which is tax deductible. The proforma impact of these acquisitions was not material.

7. Inventories

Inventories were comprised of:

	March 31, 2012	December 31, 2011	April 2, 2011
	In thousands
Raw materials and supplies	$223,707	$219,487	$217,855
Work-in-process	50,894	47,707	45,553
Finished goods	200,802	182,669	148,359

Total inventories	$475,403	$449,863	$411,767

8. Goodwill and Other Identifiable Intangible Assets

The changes in the carrying amount of goodwill by segment were as follows:

	December 31, 2011	Acquisitions/ divestitures	Foreign currency translation/other	March 31, 2012
	In thousands
Water & Fluid Solutions	$1,994,781	$—	$21,233	$2,016,014
Technical Products	279,137	—	2,024	281,161

Consolidated Total	$2,273,918	$—	$23,257	$2,297,175

	December 31, 2010	Acquisitions/ divestitures	Foreign currency translation/other	April 2, 2011
	In thousands
Water & Fluid Solutions	$1,784,100	$10,078	$17,589	$1,811,767
Technical Products	281,944	—	3,717	285,661

Consolidated Total	$2,066,044	$10,078	$21,306	$2,097,428

Pentair, Inc. and Subsidiaries

Notes to Condensed Consolidated financial statements (unaudited)

Accumulated goodwill impairment losses were $200.5 million, $200.5 million and $0 as of March 31, 2012, December 31, 2011, and April 2, 2011, respectively.

The detail of intangible assets consisted of the following:

	March 31, 2012			December 31, 2011			April 2, 2011
	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
	In thousands
Finite-life intangibles
Patents	$5,900	$(4,169)	$1,731	$5,896	$(4,038)	$1,858	$15,476	$(13,003)	$2,473
Proprietary technology	134,042	(43,531)	90,511	128,841	(39,956)	88,885	74,169	(31,110)	43,059
Customer relationships	363,077	(117,036)	246,041	358,410	(109,887)	248,523	292,920	(88,830)	204,090
Trade names	1,528	(573)	955	1,515	(530)	985	1,557	(430)	1,127

Total finite-life intangibles	$504,547	$(165,309)	$339,238	$494,662	$(154,411)	$340,251	$384,122	$(133,373)	$250,749

Indefinite-life intangibles
Trade names	255,691	—	255,691	252,034	—	252,034	210,495	—	210,495

Total intangibles, net	$760,238	$(165,309)	$594,929	$746,696	$(154,411)	$592,285	$594,617	$(133,373)	$461,244

Intangible asset amortization expense was approximately $9.8 million and $6.4 million for the three months ended March 31, 2012 and April 2, 2011, respectively.

The estimated future amortization expense for identifiable intangible assets during the remainder of 2012 and the next five years is as follows:

	Q2-Q4 2012	2013	2014	2015	2016	2017
	In thousands
Estimated amortization expense	$29,831	$39,628	$39,256	$38,976	$38,012	$36,378

9. Debt

Debt and the average interest rates on debt outstanding are summarized as follows:

	Average interest rate March 31, 2012	Maturity (Year)	March 31, 2012	December 31, 2011	April 2, 2011
	In thousands
Commercial paper	1.22%	2016	$6,645	$3,497	$—
Revolving credit facilities	1.99%	2016	257,700	168,500	$197,300
Private placement—fixed rate	5.65%	2013-2017	400,000	400,000	400,000
Private placement—floating rate	1.08%	2012-2013	205,000	205,000	205,000
Public—fixed rate	5.00%	2021	500,000	500,000	—
Capital lease obligations	3.72%	2025	15,960	15,788	—
Other	2.24%	2012-2016	30,185	16,302	6,127

Total debt, including current portion per balance sheet			1,415,490	1,309,087	808,427
Less: Current maturities			(1,207)	(1,168)	(13)
Short-term borrowings			(19,190)	(3,694)	(6,093)

Long-term debt			$1,395,093	$1,304,225	$802,321

Pentair, Inc. and Subsidiaries

Notes to Condensed Consolidated financial statements (unaudited)

The fair value of total debt excluding the effect of the interest rate swaps was $1,482.5 million, $1,361.0 million and $838.9 million as of March 31, 2012, December 31, 2011 and April 2, 2011, respectively. This debt is classified as Level 2 in the valuation hierarchy as defined in Note 10, “Derivatives and Financial Instruments”.

In May 2011, we completed a public offering of $500 million aggregate principal amount of our 5.00% Senior Notes due 2021 (the “Notes”). The Notes are guaranteed by certain of our wholly-owned domestic subsidiaries that are also guarantors under our primary bank credit facility. We used the net proceeds from the offering of the Notes to finance in part the CPT acquisition.

In April 2011, we entered into a Fourth Amended and Restated Credit Agreement (the “Credit Facility”). The Credit Facility replaced our previous $800 million revolving credit facility. The Credit Facility creates an unsecured, committed credit facility of up to $700 million, with multi-currency sub facilities to support investments outside the U.S. The Credit Facility expires on April 28, 2016. Borrowings under the Credit Facility currently bear interest at the rate of London Interbank Offered Rate (“LIBOR”) plus 1.75%. Interest rates and fees on the Credit Facility will vary based on our credit ratings. We used borrowings under the Credit Facility to fund a portion of the CPT acquisition and to fund ongoing operations.

Total availability under our existing Credit Facility was $435.7 million as of March 31, 2012, which was limited to $362.2 million by the leverage ratio financial covenant in the credit agreement.

Our debt agreements contain certain financial covenants, the most restrictive of which is a leverage ratio (total consolidated indebtedness, as defined, over consolidated net income before interest, taxes, depreciation, amortization and non-cash compensation expense, as defined) that may not exceed 3.5 to 1.0 as of the last date of each of our fiscal quarters thereafter. We were in compliance with all financial covenants in our debt agreements as of March 31, 2012.

In addition to the Credit Facility, we have various other credit facilities with an aggregate availability of $75.3 million, of which $28.1 million was outstanding at March 31, 2012. Borrowings under these credit facilities bear interest at variable rates.

We have $105 million of outstanding private placement debt maturing in May 2012. We classified this debt as long-term as of March 31, 2012 as we have the intent and ability to refinance such obligation on a long-term basis under the Credit Facility.

Debt outstanding at March 31, 2012 matures on a calendar year basis as follows:

In thousands	Q2 -Q4 2012	2013	2014	2015	2016	2017	Thereafter	Total
Contractual debt obligation maturities	$19,030	$200,638	$—	$—	$379,862	$300,000	$500,000	$1,399,530
Capital lease obligations	906	1,207	1,207	1,207	1,207	1,207	9,019	15,960

Total maturities	$19,936	$201,845	$1,207	$1,207	$381,069	$301,207	$509,019	$1,415,490

As part of the CPT acquisition, we assumed a capital lease obligation related to land and buildings. As of March 31, 2012 we had a cost of $23.4 million, and accumulated amortization of $5.3 million, all of which are included in Property, plant and equipment on the Consolidated Balance Sheets.

The present value of future minimum lease payments is the total future minimum lease payments of $18.0 million less the imputed interest of $2.0 million.

Pentair, Inc. and Subsidiaries

Notes to Condensed Consolidated financial statements (unaudited)

10. Derivatives and Financial Instruments

Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date:

Level 1:  Valuation is based on observable inputs such as quoted market prices (unadjusted) for identical assets or liabilities in active markets.

Level 2:  Valuation is based on inputs such as quoted market prices for similar assets or liabilities in active markets or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:  Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

In making fair value measurements, observable market data must be used when available. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Cash-flow hedges

In August 2007, we entered into a $105 million interest rate swap agreement with a major financial institution to exchange variable rate interest payment obligations for a fixed rate obligation without the exchange of the underlying principal amounts in order to manage interest rate exposures. The effective date of the swap was August 30, 2007. The swap agreement has a fixed interest rate of 4.89% and expires in May 2012. The fixed interest rate of 4.89% plus the .50% interest rate spread over LIBOR results in an effective fixed interest rate of 5.39%. The fair value of the swap was a liability of $0.6 million, $1.7 million and $5.3 million at March 31, 2012, December 31, 2011, and April 2, 2011, respectively, and was recorded in Accumulated other comprehensive income (loss) (“AOCI”) on the Condensed Consolidated Balance Sheets.

In September 2005, we entered into a $100 million interest rate swap agreement with several major financial institutions to exchange variable rate interest payment obligations for fixed rate obligations without the exchange of the underlying principal amounts in order to manage interest rate exposures. The effective date of the fixed rate swap was April 25, 2006. The swap agreement has a fixed interest rate of 4.68% and expires in July 2013. The fixed interest rate of 4.68% plus the .60% interest rate spread over LIBOR results in an effective fixed interest rate of 5.28%. The fair value of the swap was a liability of $5.5 million, $6.3 million and $8.3 million at March 31, 2012, December 31, 2011 and April 2, 2011, respectively, and was recorded in AOCI on the Condensed Consolidated Balance Sheets.

The variable to fixed interest rate swaps are designated as cash-flow hedges. The fair value of these swaps are recorded as assets or liabilities on the Condensed Consolidated Balance Sheets. Unrealized income/expense is included in OCI and realized income/expense and amounts due to/from swap counterparties are recorded in Net interest expense in our Condensed Consolidated Statements of Income and Comprehensive Income. We realized incremental expense resulting from the swaps of $2.2 million and $2.4 million for the three months ended March 31, 2012 and April 2, 2011, respectively.

The variable to fixed interest rate swaps are designated as and are effective as cash-flow hedges. The fair value of these swaps are recorded as assets or liabilities on the Condensed Consolidated Balance Sheets, with changes in their fair value included in OCI. Derivative gains and losses included in OCI are reclassified into earnings at the time the related interest expense is recognized or the settlement of the related commitment occurs.

Pentair, Inc. and Subsidiaries

Notes to Condensed Consolidated financial statements (unaudited)

Failure of one or more of our swap counterparties would result in the loss of any benefit to us of the swap agreement. In this case, we would continue to be obligated to pay the variable interest payments per the underlying debt agreements which are at variable interest rates of 3 month LIBOR plus .50% for $105 million of debt and 3 month LIBOR plus .60% for $100 million of debt. Additionally, failure of one or all of our swap counterparties would not eliminate our obligation to continue to make payments under our existing swap agreements if we continue to be in a net pay position.

Our interest rate swaps are carried at fair value measured on a recurring basis. Fair values are determined through the use of models that consider various assumptions, including time value, yield curves, as well as other relevant economic measures, which are inputs that are classified as Level 2 in the valuation hierarchy defined by the accounting guidance.

In April 2011, as part of our planned debt issuance to fund the CPT acquisition, we entered into interest rate swap contracts to hedge movement in interest rates through the expected date of closing for a portion of the expected fixed rate debt offering. The swaps had a notional amount of $400 million with an average interest rate of 3.65%. In May 2011, upon the sale of the Notes, the swaps were terminated at a cost of $11.0 million. Because we used the contracts to hedge future interest payments, this amount is recorded in Prepaid expenses and other current assets within the Condensed Consolidated Balance Sheets and will be amortized as interest exposure over the life of the Notes.

Foreign currency contract

In March 2011, we entered into a foreign currency option contract to reduce our exposure to fluctuations in the euro related to our €503 million acquisition of CPT. The contract had a notional amount of €286.0 million, a strike price of 1.4375 and matured May 13, 2011. The fair value of the contract was an asset of $2.8 million at April 2, 2011, and was recorded in Prepaid expenses and other current assets on the Condensed Consolidated Balance Sheets. In May 2011, we sold the foreign currency option contract for $1.0 million. The net cost of $2.1 million was recorded in Selling, general and administrative on the Condensed Consolidated Statements of Income and Comprehensive Income.

We manage our economic and transaction exposure to certain market-based risks through the use of foreign currency derivative instruments. Our objective in holding derivatives is to reduce the volatility of net earnings and cash flows associated with changes in foreign currency exchange rates.

Fair value information

Assets and liabilities measured at fair value were as follows:

Recurring fair value measurements	As of March 31, 2012
	Fair value	(Level 1)	(Level 2)	(Level 3)
	In thousands
Cash-flow hedges	$(6,151)	$—	$(6,151)	$—
Foreign currency contract	747	—	747	—
Deferred compensation plan (1)	27,267	27,267	—	—

Total recurring fair value measurements	21,863	27,267	(5,404)	—

Pentair, Inc. and Subsidiaries

Notes to Condensed Consolidated financial statements (unaudited)

Recurring fair value measurements	As of December 31, 2011
	Fair value	(Level 1)	(Level 2)	(Level 3)
	In thousands
Cash-flow hedges	$(8,034)	$—	$(8,034)	$—
Foreign currency contract	(99)	—	(99)	—
Deferred compensation plan (1)	22,987	22,987	—	—

Total recurring fair value measurements	$14,854	$22,987	$(8,133)	$—

Nonrecurring fair value measurements
Goodwill (2)	$242,800	$—	$—	$242,800

Total nonrecurring fair value measurement	$242,800	$—	$—	$242,800

Recurring fair value measurements	As of April 2, 2011
	Fair value	(Level 1)	(Level 2)	(Level 3)
	In thousands
Cash-flow hedges	$(13,540)	$—	$(13,540)	$—
Foreign currency contract	2,817	—	2,817	—
Deferred compensation plan (1)	24,580	24,580	—	—

Total recurring fair value measurements	$13,857	$24,580	$(10,723)	$—

(1)

Deferred compensation plan assets include mutual funds and cash equivalents for payment of certain non-qualified benefits for retired, terminated and active employees. The fair value of these assets was based on quoted market prices in active markets.

(2)

In the fourth quarter of 2011, we completed our annual goodwill impairment review. As a result, we recorded a pre-tax non-cash goodwill impairment charge of $200.5 million in our Residential Filtration reporting unit. The fair value of each reporting unit is determined using a discounted cash flow analysis and market approach. Projecting discounted future cash flows requires us to make significant estimates regarding future revenues and expenses, projected capital expenditures, changes in working capital and the appropriate discount rate. Use of the market approach consists of comparisons to comparable publicly-traded companies that are similar in size and industry. Actual results may differ from those used in our valuations. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation.

11. Income Taxes

The provision for income taxes consists of provisions for federal, state and foreign income taxes. We operate in an international environment with operations in various locations outside the U.S. Accordingly, the consolidated income tax rate is a composite rate reflecting the earnings in the various locations and the applicable rates.

The effective income tax rate for the three months ended March 31, 2012 was 12.7% compared to 32.5% for the three months ended April 2, 2011. Our effective tax rate was lower due to the resolution of U.S. federal and state tax audits, the mix of global earnings and favorable benefits related to the May 2011 acquisition of CPT.

We continue to actively pursue initiatives to reduce our effective tax rate. The tax rate in any quarter can be affected positively or negatively by adjustments that are required to be reported in the specific quarter of resolution.

The total gross liability for uncertain tax positions was $13.4 million, $26.5 million and $24.5 million at March 31, 2012, December 31, 2011 and April 2, 2011, respectively. We record penalties and interest related to unrecognized tax benefits in Provision for income taxes and Net interest expense, respectively, on the Condensed Consolidated Statements of Income and Comprehensive Income, which is consistent with our past practices.

Pentair, Inc. and Subsidiaries

Notes to Condensed Consolidated financial statements (unaudited)

12. Benefit Plans

Components of net periodic benefit cost (income) for the three months ended March 31, 2012 and April 2, 2011 were as follows:

	Three months ended
	Pension benefits		Post-retirement
	In thousands
	March 31, 2012	April 2, 2011	March 31, 2012	April 2, 2011
Service cost	$3,761	$3,130	$55	$45
Interest cost	8,087	8,225	422	472
Expected return on plan assets	(7,844)	(7,963)	—	—
Amortization of prior year service cost (benefit)	—	—	(6)	(7)
Recognized net actuarial loss (gains)	2,577	971	(602)	(826)

Net periodic benefit cost (income)	$6,581	$4,363	$(131)	$(316)

13. Business Segments

Financial information by reportable segment for the three months ended March 31, 2012 and April 2, 2011 is shown below:

	Three months ended
	March 31, 2012	April 2, 2011
	In thousands
Net sales to external customers
Water & Fluid Solutions	$586,978	$515,368
Technical Products	271,199	274,905

Consolidated	$858,177	$790,273

Intersegment sales
Water & Fluid Solutions	$73	$455
Technical Products	1,359	999
Other	(1,432)	(1,454)

Consolidated	$—	$—

Operating income (loss)
Water & Fluid Solutions	$63,677	$56,528
Technical Products	50,459	48,087
Other	(29,184)	(18,438)

Consolidated	$84,952	$86,177

Pentair, Inc. and Subsidiaries

Notes to Condensed Consolidated financial statements (unaudited)

14. Warranty

The changes in the carrying amount of service and product warranties for the three months ended March 31, 2012 and April 2, 2011 and the year ended December 31, 2011 were as follows:

	March 31, 2012	December 31, 2011	April 2, 2011
	In thousands
Balance at beginning of the year	$29,355	$30,050	$30,050
Service and product warranty provision	11,395	50,096	11,769
Payments	(11,424)	(53,937)	(10,886)
Acquired	—	3,575	40
Translation	83	(429)	197

Balance at end of the period	$29,409	$29,355	$31,170

15. Commitments and Contingencies

There have been no further material developments from the disclosures contained in our 2011 Annual Report on Form 10-K.

16. Financial Statements of Subsidiary Guarantors

Certain of the domestic subsidiaries (the “Guarantor Subsidiaries”) of Pentair, Inc. (the “Parent Company”), each of which is directly or indirectly wholly-owned by the Parent Company, jointly and severally, and fully and unconditionally, guarantee the Parent Company’s indebtedness under the Notes and the Credit Facility. The following supplemental financial information sets forth the Condensed Consolidated Statements of Income and Comprehensive Income, the Condensed Consolidated Balance Sheets, and the Condensed Consolidated Statements of Cash Flows for the Parent Company, the Guarantor Subsidiaries, the Non-Guarantor Subsidiaries, and total consolidated Pentair and subsidiaries.

Pentair, Inc. and Subsidiaries

Notes to consolidated financial statements

Pentair, Inc. and Subsidiaries

Condensed Consolidated Statements of Income and Comprehensive Income

For the three months ended March 31, 2012

	Parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations	Consolidated
	In thousands
Net sales	$—	$558,068	$386,177	$(86,068)	$858,177
Cost of goods sold	—	386,058	277,162	(85,762)	577,458

Gross profit	—	172,010	109,015	(306)	280,719
Selling, general and administrative	16,884	88,363	70,069	(306)	175,010
Research and development	223	10,610	9,924	—	20,757

Operating (loss) income	(17,107)	73,037	29,022	—	84,952
Earnings from investment in subsidiaries	(53,393)	(798)	(964)	55,155	—
Other (income) expense:
Equity (income) losses of unconsolidated subsidiaries	—	(908)	(141)	—	(1,049)
Net interest (income) expense	(29,034)	38,183	5,619	—	14,768

Income before income taxes and noncontrolling interest	65,320	36,560	24,508	(55,155)	71,233
Provision for income taxes	4,506	307	4,266	—	9,079

Net income before noncontrolling interest	60,814	36,253	20,242	(55,155)	62,154
Noncontrolling interest	—	—	1,340	—	1,340

Net income attributable to Pentair, Inc.	$60,814	$36,253	$18,902	$(55,155)	$60,814

Comprehensive income (loss)	$101,995	$67,292	$27,728	$(92,777)	$104,238

Pentair, Inc. and Subsidiaries

Notes to Condensed Consolidated financial statements (unaudited)

Pentair, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

March 31, 2012

	Parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations	Consolidated
	In thousands
Assets
Current assets
Cash and cash equivalents	$3,730	$10,857	$40,851	$—	$55,438
Accounts and notes receivable, net	5,603	448,706	294,942	(68,991)	680,260
Inventories	—	246,245	229,158	—	475,403
Deferred tax assets	133,616	40,698	13,419	(125,328)	62,405
Prepaid expenses and other current assets	36,289	18,431	96,744	(35,763)	115,701

Total current assets	179,238	764,937	675,114	(230,082)	1,389,207
Property, plant and equipment, net	18,933	132,185	242,217	—	393,335
Other assets
Investments in/advances to subsidiaries	2,912,488	1,490,430	90,716	(4,493,634)	—
Goodwill	—	1,330,265	966,910	—	2,297,175
Intangibles, net	—	247,111	347,818	—	594,929
Other	68,237	7,839	46,624	(19,140)	103,560

Total other assets	2,980,725	3,075,645	1,452,068	(4,512,774)	2,995,664

Total assets	$3,178,896	$3,972,767	$2,369,399	$(4,742,856)	$4,778,206

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings	$—	$—	$19,190	$—	$19,190
Current maturities of long-term debt	2,665	—	1,207	(2,665)	1,207
Accounts payable	5,049	190,209	167,461	(69,321)	293,398
Employee compensation and benefits	12,470	17,052	57,252	—	86,774
Current pension and post-retirement benefits	9,052	—	—	—	9,052
Accrued product claims and warranties	165	22,305	20,214	—	42,684
Income taxes	23,536	(3,779)	5,396	—	25,153
Accrued rebates and sales incentives	—	23,201	8,529	—	31,730
Other current liabilities	45,408	56,153	84,343	(35,769)	150,135

Total current liabilities	98,345	305,141	363,592	(107,755)	659,323
Other liabilities
Long-term debt	1,414,113	2,417,922	543,760	(2,980,702)	1,395,093
Pension and other retirement compensation	185,334	(9,824)	76,041	—	251,551
Post-retirement medical and other benefits	17,677	32,381	—	(19,140)	30,918
Long-term income taxes payable	13,382	—	—	—	13,382
Deferred tax liabilities	—	229,962	89,835	(125,328)	194,469
Due to/ (from) affiliates	(634,296)	870,956	613,215	(849,875)	—
Other non-current liabilities	57,040	1,415	31,408	—	89,863

Total liabilities	1,151,595	3,847,953	1,717,851	(4,082,800)	2,634,599

Shareholders’ equity attributable to Pentair, Inc.	2,027,301	124,814	535,242	(660,056)	2,027,301
Noncontrolling interest	—	—	116,306	—	116,306

Total shareholders’ equity	2,027,301	124,814	651,548	(660,056)	2,143,607

Total liabilities and shareholders’ equity	$3,178,896	$3,972,767	$2,369,399	$(4,742,856)	$4,778,206

Pentair, Inc. and Subsidiaries

Notes to Condensed Consolidated financial statements (unaudited)

Pentair, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the three months ended March 31, 2012

	Parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations	Consolidated
	In thousands
Net cash provided by (used for) operating activities	(8,291)	(79,455)	20,237	—	(67,509)
Investing activities
Capital expenditures	(1,059)	(8,090)	(6,472)	—	(15,621)
Proceeds from sale of property and equipment	—	(10)	1,538	—	1,528
Other	—	—	(3,076)	—	(3,076)

Net cash provided by (used for) investing activities	(1,059)	(8,100)	(8,010)	—	(17,169)
Financing activities
Net short-term borrowings	15,165	—	—	—	15,165
Proceeds from long-term debt	182,976	—	—	—	182,976
Repayment of long-term debt	(94,572)	—	—	—	(94,572)
Net change in advances to subsidiaries	(81,959)	95,080	(13,121)	—	—
Excess tax benefits from stock-based compensation	1,384	—	—	—	1,384
Stock issued to employees, net of shares withheld	7,200	—	—	—	7,200
Dividends paid	(22,105)	—	—	—	(22,105)

Net cash provided by (used for) financing activities	8,089	95,080	(13,121)	—	90,048
Effect of exchange rate changes on cash and cash equivalents	1,894	—	(1,903)	—	(9)

Change in cash and cash equivalents	633	7,525	(2,797)	—	5,361
Cash and cash equivalents, beginning of period	3,097	3,332	43,648	—	50,077

Cash and cash equivalents, end of period	$3,730	$10,857	$40,851	$—	$55,438

Pentair, Inc. and Subsidiaries

Notes to Condensed Consolidated financial statements (unaudited)

Pentair, Inc. and Subsidiaries

Condensed Consolidated Statements of Income and Comprehensive Income

For the period ended April 2, 2011

	Parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations	Consolidated
	In thousands
Net sales	$—	$515,054	$341,578	$(66,359)	$790,273
Cost of goods sold	—	355,561	251,730	(66,077)	541,214

Gross profit	—	159,493	89,848	(282)	249,059
Selling, general and administrative	6,606	85,119	53,317	(282)	144,760
Research and development	170	10,846	7,106	—	18,122

Operating (loss) income	(6,776)	63,528	29,425	—	86,177
Earnings from investment in subsidiaries	(37,306)	—	—	37,306	—
Other (income) expense:
Equity income of unconsolidated subsidiaries	(176)	—	(59)	—	(235)
Net interest (income) expense	(27,379)	38,485	(1,781)	—	9,325

Income (loss) before income taxes and noncontrolling interest	58,085	25,043	31,265	(37,306)	77,087
Provision for income taxes	7,544	8,481	9,028	—	25,053

Net income before noncontrolling interest	50,541	16,562	22,237	(37,306)	52,034
Noncontrolling interest	—	—	1,493	—	1,493

Net income attributable to Pentair, Inc.	$50,541	$16,562	$20,744	$(37,306)	$50,541

Comprehensive income (loss)	$91,408	$21,772	$38,017	$(56,384)	$94,813

Pentair, Inc. and Subsidiaries

Notes to Condensed Consolidated financial statements (unaudited)

Pentair, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

April 2, 2011

	Parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations	Consolidated
	In thousands
Assets
Current assets
Cash and cash equivalents	$4,685	$3,002	$49,447	$—	$57,134
Accounts and notes receivable, net	920	396,800	296,182	(68,046)	625,856
Inventories	—	199,662	212,105	—	411,767
Deferred tax assets	113,937	40,064	9,032	(106,663)	56,370
Prepaid expenses and other current assets	12,344	7,471	52,328	(14,193)	57,950

Total current assets	131,886	646,999	619,094	(188,902)	1,209,077
Property, plant and equipment, net	20,002	112,276	206,332	—	338,610
Other assets
Investments in/advances to subsidiaries	2,376,211	92,230	785,383	(3,253,824)	—
Goodwill	—	1,471,582	625,846	—	2,097,428
Intangibles, net	—	220,344	240,900	—	461,244
Other	55,588	4,167	21,622	(25,049)	56,328

Total other assets	2,431,799	1,788,323	1,673,751	(3,278,873)	2,615,000

Total assets	$2,583,687	$2,547,598	$2,499,177	$(3,467,775)	$4,162,687

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings	$—	$—	$6,093	$—	$6,093
Current maturities of long-term debt	118,836	(13)	29,684	(148,494)	13
Accounts payable	9,445	148,024	167,071	(68,048)	256,492
Employee compensation and benefits	24,218	19,759	40,066	—	84,043
Current pension and post-retirement benefits	8,733	—	—	—	8,733
Accrued product claims and warranties	12,248	22,121	9,049	—	43,418
Income taxes	2,318	7,524	10,650	—	20,492
Accrued rebates and sales incentives	—	21,560	7,986	—	29,546
Other current liabilities	15,551	31,461	64,710	(14,191)	97,531

Total current liabilities	191,349	250,436	335,309	(230,733)	546,361
Other liabilities
Long-term debt	802,300	1,947,379	399,205	(2,346,563)	802,321
Pension and other retirement compensation	138,135	501	77,956	—	216,592
Post-retirement medical and other benefits	18,135	36,373	—	(25,049)	29,459
Long-term income taxes payable	23,548	—	—	—	23,548
Deferred tax liabilities	25	213,385	69,130	(106,663)	175,877
Due to/ (from) affiliates	(802,224)	(160,911)	948,590	14,545	—
Other non-current liabilities	45,259	1,797	39,029	—	86,085

Total liabilities	416,527	2,288,960	1,869,219	(2,694,463)	1,880,243

Shareholders’ equity attributable to Pentair, Inc.	2,167,160	258,638	514,674	(773,312)	2,167,160
Noncontrolling interest	—	—	115,284	—	115,284

Total shareholders’ equity	2,167,160	258,638	629,958	(773,312)	2,282,444

Total liabilities and shareholders’ equity	$2,583,687	$2,547,598	$2,499,177	$(3,467,775)	$4,162,687

Pentair, Inc. and Subsidiaries

Notes to Condensed Consolidated financial statements (unaudited)

Pentair, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the period ended April 2, 2011

	Parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations	Consolidated
	In thousands
Net cash provided by (used for) operating activities	(32,301)	17,385	(33,264)	—	(48,180)
Investing activities
Capital expenditures	(1,129)	(6,112)	(6,027)	—	(13,268)
Proceeds from sale of property and equipment	—	23	19	—	42
Acquisitions, net of cash acquired	—	—	(14,856)	—	(14,856)
Other	234	(176)	—	—	58

Net cash provided by (used for) investing activities	(895)	(6,265)	(20,864)	—	(28,024)
Financing activities
Net short-term borrowings	1,160	(33)	33	—	1,160
Proceeds from long-term debt	249,366	—	—	—	249,366
Repayment of long-term debt	(150,000)	—	—	—	(150,000)
Net change in advances to subsidiaries	(15,920)	(104,670)	120,590	—	—
Excess tax benefits from stock-based compensation	557	—	—	—	557
Stock issued to employees, net of shares withheld	(37)	—	—	—	(37)
Repurchases of common stock	(287)				(287)
Dividends paid	(19,835)	—	(9)	—	(19,844)

Net cash provided by (used for) financing activities	65,004	(104,703)	120,614	—	80,915
Effect of exchange rate changes on cash and cash equivalents	(30,324)	93,181	(56,490)	—	6,367

Change in cash and cash equivalents	1,484	(402)	9,996	—	11,078
Cash and cash equivalents, beginning of period	3,201	3,404	39,451	—	46,056

Cash and cash equivalents, end of period	$4,685	$3,002	$49,447	$—	$57,134

Pentair, Inc. and Subsidiaries

Notes to Condensed Consolidated financial statements (unaudited)

Pentair, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

December 31, 2011

	Parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations	Consolidated
	In thousands
Current assets
Cash and cash equivalent	$3,097	$3,332	$43,648	$—	$50,077
Accounts and notes receivable, net	828	360,027	263,201	(54,852)	569,204
Inventories	—	227,472	222,391	—	449,863
Deferred tax assets	134,240	40,698	13,382	(127,421)	60,899
Prepaid expenses and other current assets	28,937	(6,886)	107,121	(21,380)	107,792

Total current assets	167,102	624,643	649,743	(203,653)	1,237,835
Property, plant and equipment, net	19,693	136,102	231,730	—	387,525
Other assets
Investments in/advances to subsidiaries	2,910,927	1,447,522	92,396	(4,450,845)	—
Goodwill	—	1,330,265	943,653	—	2,273,918
Intangibles, net	—	250,792	341,493	—	592,285
Other	63,508	27,337	23,045	(19,140)	94,750

Total other assets	2,974,435	3,055,916	1,400,587	(4,469,985)	2,960,953

Total assets	$3,161,230	$3,816,661	$2,282,060	$(4,673,638)	$4,586,313

Current liabilities
Short-term borrowings	$—	$—	$3,694	$—	$3,694
Current maturities of long-term debt	2,585	—	1,168	(2,585)	1,168
Accounts payable	5,036	189,355	152,065	(51,598)	294,858
Employee compensation and benefits	24,466	30,015	54,880	—	109,361
Current pension and post-retirement benefits	9,052	—	—	—	9,052
Accrued product claims and warranties	165	22,037	20,428	—	42,630
Income taxes	40,999	(28,717)	2,265	—	14,547
Accrued rebates and sales incentives	—	25,612	11,397	—	37,009
Other current liabilities	25,050	53,960	71,890	(21,378)	129,522

Total current liabilities	107,353	292,262	317,787	(75,561)	641,841
Other liabilities
Long-term debt	1,312,053	2,417,922	542,411	(2,968,161)	1,304,225
Pension and other retirement compensation	182,556	(7,701)	73,760	—	248,615
Post-retirement medical and other benefits	17,024	33,890	—	(19,140)	31,774
Long-term income taxes payable	26,470	—	—	—	26,470
Deferred tax liabilities	—	229,962	86,416	(127,421)	188,957
Due to/ (from) affiliates	(479,943)	751,145	711,705	(982,907)	—
Other non-current liabilities	62,388	1,508	33,143	—	97,039

Total liabilities	1,227,901	3,718,988	1,765,222	(4,173,190)	2,538,921

Shareholders’ equity attributable to Pentair, Inc.	1,933,329	97,673	402,775	(500,448)	1,933,329
Noncontrolling interest	—	—	114,063	—	114,063

Total shareholders’ equity	1,933,329	97,673	516,838	(500,448)	2,047,392

Total liabilities and shareholders’ equity	$3,161,230	$3,816,661	$2,282,060	$(4,673,638)	$4,586,313

Pentair, Inc. and Subsidiaries

Notes to Condensed Consolidated financial statements (unaudited)

17. Proposed Merger

On March 27, 2012, we entered into a definitive agreement to merge with the flow control business of Tyco International Ltd. (“Tyco”) in a tax-free, all-stock merger (the “Merger”). We expect the Merger will bring together complementary leaders in water and fluid solutions, valves and controls, and equipment protection products to create a premier industrial growth company. Tyco’s flow control business had net revenue and operating income for its fiscal year ended September 30, 2011 of $3.6 billion and $296 million, respectively. The transaction values Tyco’s flow control business at approximately $4.9 billion based on the March 26, 2012, Pentair stock price, including assumed net debt of $275 million and minority interest.

If the Merger is not completed, depending on the reasons for the termination of the merger agreement, Pentair would be required to pay Tyco a termination fee of $145 million.

18. Subsequent Event

On April 4, 2012, we announced the acquisition of Sibrape Indústria E Comércio de Artigos Para Lazer Ltda. and its subsidiary Hidrovachek Ltda. (“Sibrape”) for cash of approximately $21.5 million. Sibrape offers a complete line of pool products and is a market leader in pool liner sales throughout Brazil.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Other Expenses of Issuance and Distribution

The following table sets forth an itemization of all estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities to be registered:

SEC Registration Fee	$	[	]

Printing fee	$	[	]

NYSE Listing fee	$	[	]

Accounting fees and expenses	$	[	]

Transfer Agent fee	$	[	]

Legal fees and expenses*	$	[	]

Miscellaneous	$	[	]

Total	$	[	]

*	Estimated

Indemnification of directors and officers

Tyco Flow Control’s articles of association will provide that it will indemnify and hold harmless, to the fullest extent permitted by Swiss law, the existing and former members of the board of directors and officers from and against all costs, charges, losses, damages and expenses actually incurred in connection with any threatened, pending or completed actions, suits or proceedings—whether civil, criminal, administrative or investigative—by reason of the fact that such individual was a director or officer; provided, however, that this indemnity shall not extend to any matter in which any of said persons is found, in a final judgment or decree of a court or governmental or administrative authority of competent jurisdiction not subject to appeal, to have committed an intentional or grossly negligent breach of his statutory duties as a member of the board of directors or officer.

Tyco Flow Control will maintain insurance to reimburse Tyco Flow Control’s directors and officers and those of Tyco Flow Control’s subsidiaries for charges and expenses incurred by them for wrongful acts claimed against them by reason of their being or having been directors or officers of Tyco Flow Control or any of Tyco Flow Control’s subsidiaries.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Recent Sales of Unregistered Securities

Not applicable.

Exhibits and Financial Statement Schedules

The following Exhibits are filed as part of this Registration Statement unless otherwise indicated:

Exhibit No.	Description of Exhibit

2.1	Merger Agreement among Tyco International Ltd., Tyco Flow Control International Ltd., Panthro Acquisition Co., Panthro Merger Sub, Inc. and Pentair, Inc.

2.2	Separation and Distribution Agreement by and among Tyco International Ltd., Tyco Flow Control International Ltd. And The ADT Corporation.

*3.1	Form of Articles of Association of Tyco Flow Control International Ltd.

*3.2	Form of Organizational Regulations of Tyco Flow Control International Ltd.

*3.3	Form of Common Share Certificate of Tyco Flow Control International Ltd., par value CHF 0.50 per share.

*5.1	Opinion of Homburger AG, as to the validity of the Tyco Flow Control International Ltd. common shares being registered hereby.

*8.1	Opinion of McDermott Will & Emery LLP as to certain tax matters.

*8.2	Opinion of Cravath, Swaine & Moore LLP as to certain tax matters.

*10.1	Form of Transition Services Agreement among Tyco International Ltd., Tyco Flow Control International Ltd. and The ADT Corporation.

*10.2	Form of 2012 Tax Sharing Agreement among Tyco International Ltd., Tyco Flow Control International Ltd. and The ADT Corporation

*10.3	Form of Licensing Agreement between Tyco International Ltd. and Tyco Flow Control International Ltd.

*21.1	Subsidiaries of Tyco Flow Control International, Ltd.

23.1	Consent of Deloitte & Touche LLP relating to the audited financial statements of the Tyco Flow Control Business.

23.2	Consent of Deloitte & Touche LLP relating to the audited financial statements of Tyco Flow Control International Ltd.

23.3	Consent of Deloitte & Touche LLP relating to the audited financial statements of Pentair, Inc.

*23.3	Consent of Homburger AG (included in Exhibit 5.1 to this Registration Statement).

*23.4	Consent of McDermott Will & Emery LLP (included in Exhibit 8.1 to this Registration Statement).

*23.5	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 8.2 to this Registration Statement).

*99.1	Consents of persons named to become directors of the Registrant who have not signed this Registration Statement.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Tyco Flow Control International Ltd. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Princeton, State of New Jersey, on May 8, 2012.

TYCO FLOW CONTROL INTERNATIONAL LTD.

By:	/s/ Patrick Decker
	Name:	Patrick Decker
	Title:	President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated.

Signature	Title

/s/ Patrick Decker Patrick Decker	President (Principal Executive Officer)

/s/ Arun Nayar Arun Nayar	Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer and Authorized Representative in the United States)

/s/ Andi Goodrich Andi Goodrich	Director

/s/ Mark Armstrong Mark Armstrong	Director

/s/ John Jenkins John Jenkins	Director

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Merger Agreement among Tyco International Ltd., Tyco Flow Control International Ltd., Panthro Acquisition Co., Panthro Merger Sub, Inc. and Pentair, Inc.

2.2	Separation and Distribution Agreement by and among Tyco International Ltd., Tyco Flow Control International Ltd. And The ADT Corporation.

*3.1	Form of Articles of Association of Tyco Flow Control International Ltd.

*3.2	Form of Organizational Regulations of Tyco Flow Control International Ltd.

*3.3	Form of Common Share Certificate of Tyco Flow Control International Ltd., par value CHF 0.50 per share.

*5.1	Opinion of Homburger AG, as to the validity of the Tyco Flow Control International Ltd. common shares being registered hereby.

*8.1	Opinion of McDermott Will & Emery LLP as to certain tax matters.

*8.2	Opinion of Cravath, Swaine & Moore LLP as to certain tax matters.

*10.1	Form of Transition Services Agreement among Tyco International Ltd., Tyco Flow Control International Ltd. and The ADT Corporation.

*10.2	Form of 2012 Tax Sharing Agreement among Tyco International Ltd., Tyco Flow Control International Ltd. and The ADT Corporation

*10.3	Form of Licensing Agreement between Tyco International Ltd. and Tyco Flow Control International Ltd.

*21.1	Subsidiaries of Tyco Flow Control International, Ltd.

23.1	Consent of Deloitte & Touche LLP relating to the audited financial statements of the Tyco Flow Control Business.

23.2	Consent of Deloitte & Touche LLP relating to the audited financial statements of Tyco Flow Control International Ltd.

23.3	Consent of Deloitte & Touche LLP relating to the audited Financial Statements of Pentair, Inc.

*23.3	Consent of Homburger AG (included in Exhibit 5.1 to this Registration Statement).

*23.4	Consent of McDermott Will & Emery LLP (included in Exhibit 8.1 to this Registration Statement).

*23.5	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 8.2 to this Registration Statement).

*99.1	Consents of persons named to become directors of the Registrant who have not signed this Registration Statement.

*	To be filed by amendment.